As filed with the Securities and Exchange Commission on March 18, 2003

Registration No. 333-102099

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

SIRENZA MICRODEVICES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3674	77-0073042
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SIRENZA MICRODEVICES, INC.

522 Almanor Avenue

Sunnyvale, CA 94085

(408) 616-5400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Van Buskirk

Chief Executive Officer

Sirenza Microdevices, Inc.

522 Almanor Avenue

Sunnyvale, CA 94085

(408) 616-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven V. Bernard, Esq. Steve L. Camahort, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Charles R. Bland Chief Executive Officer Vari-L Company, Inc. 4895 Peoria Street Denver, CO 80239 (303) 371-1560	James C. Linfield, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021-8023 (720) 566-4000

Approximate date of commencement of proposed sale to the public:    Upon consummation of the asset sale described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. SIRENZA MICRODEVICES, INC. MAY NOT DISTRIBUTE SIRENZA COMMON STOCK TO VARI-L COMPANY, INC. PURSUANT TO THE ASSET PURCHASE AGREEMENT UNTIL THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CONTAINING THIS PROXY STATEMENT/PROSPECTUS IS EFFECTIVE AND CERTAIN OTHER CONDITIONS ARE SATISFIED. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL SIRENZA’S COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY SIRENZA’S COMMON STOCK TO ANY INDIVIDUAL SHAREHOLDER OF VARI-L COMPANY, INC., OR IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MARCH 18, 2003

Dear Vari-L Shareholder:

You are cordially invited to attend a special meeting of shareholders of Vari-L Company, Inc. to be held on [April 16], 2003 at [10:00 a.m.] local time at [4895 Peoria Street, Denver, CO 80239]. At the special meeting, Vari-L is seeking your approval of the sale of substantially all of its assets to Sirenza Microdevices, Inc., as described in the asset purchase agreement (in the form of Annex A to the proxy statement/prospectus), and the change of Vari-L’s corporate name and the dissolution of Vari-L through the adoption of the plan of dissolution (in the form of Annex B to the proxy statement/prospectus). Pursuant to the asset purchase agreement, a subsidiary of Sirenza will purchase substantially all of the tangible and intangible assets of Vari-L and assume specified liabilities of Vari-L. In return, Vari-L will receive aggregate cash and Sirenza common stock consideration of $13,650,000, to be decreased by the amount of any indebtedness in excess of $1,353,862 owed to Sirenza by Vari-L as of the closing date of the asset sale pursuant to the existing loan facility provided by Sirenza to Vari-L, and to be further increased or decreased by the amount of the net asset adjustment described elsewhere in this proxy statement/prospectus. Forty-five percent of the net amount of the consideration described above will be paid to Vari-L in cash, and the remaining 55% shall be paid in shares of Sirenza common stock, which will be valued solely for such purpose at $1.44 per share. Following the asset sale, Vari-L intends to pay all of its outstanding liabilities and obligations in accordance with applicable law and the plan of dissolution. Although there is no guarantee that any assets will remain after the satisfaction of all claims and obligations, any remaining assets would be available for distribution to Vari-L shareholders. Based upon the assumptions described under “The Plan of Dissolution—Liquidating Distributions; Nature; Amount; Timing,” Vari-L believes that the maximum proceeds shareholders could receive over time is up to $[0.65] per share (after giving effect to the issuance of 2 million shares of Vari-L’s common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described under “The Vari-L Business—Legal Proceedings.” However, if such assumptions prove to be incorrect or if Vari-L were to incur unanticipated liabilities, the proceeds that Vari-L’s shareholders may receive may be substantially less or none at all. Vari-L is unable at this time to predict the precise nature, amount and timing of any distributions. Vari-L does not plan to resolicit shareholder approval for the plan of dissolution even if the value of the consideration distributed to shareholders changes significantly from the foregoing estimate.

Vari-L’s board of directors has also considered Vari-L’s anticipated prospects assuming completion of the asset sale. After due consideration of all other alternatives available to Vari-L, including the cessation of Vari-L’s business and the initiation of bankruptcy proceedings, the board of directors concluded the completion of the asset sale and implementation of the plan of dissolution of Vari-L was the only alternative reasonably likely to enable Vari-L to satisfy its outstanding obligations and to offer its shareholders the potential of receiving value for their shares. The other directors and I urge you to vote FOR each of the proposals, which we have approved after careful consideration. Your vote is extremely important, and your early response will be greatly appreciated.

Sincerely,

/s/ CHARLES R. BLAND
Charles R. Bland President and Chief Executive Officer

Denver, Colorado

[March 24], 2003

For a discussion of significant matters that should be considered before voting at the special meeting of Vari-L shareholders, see “ Risk Factors” beginning on page 26.

Sirenza’s common stock is listed on the Nasdaq National Market under the symbol “SMDI.” Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Sirenza common stock issuable to Vari-L as part of the asset sale or determined whether the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated                     , 2003 and is first being mailed to shareholders of Vari-L on or about [March 24], 2003.

VARI-L COMPANY, INC.

4895 Peoria Street

Denver, CO 80239

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On [April 16], 2003

TO THE SHAREHOLDERS OF VARI-L COMPANY, INC.:

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Vari-L Company, Inc., a Colorado corporation, will be held on Wednesday, [April 16], 2003 at [10:00 a.m.] local time at [4895 Peoria Street, Denver, CO 80239] for the following purposes:

1.  To consider and vote upon the sale by Vari-L of substantially all of Vari-L’s tangible and intangible assets to Olin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sirenza Microdevices, Inc., a Delaware corporation, pursuant to the Asset Purchase Agreement, dated as of December 2, 2002, by and among Vari-L, Olin Acquisition Corporation and Sirenza Microdevices, Inc., in the form of Annex A attached to the proxy statement/prospectus.

2.  To consider and vote upon the adoption of the plan of dissolution of Vari-L and the transactions contemplated thereby, including the change of Vari-L’s corporate name and the dissolution of Vari-L, in the form of Annex B attached to the proxy statement/prospectus.

3.  To consider and vote upon any motion to adjourn to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the foregoing items.

4.  To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The foregoing items of business are more completely described in the proxy statement/prospectus accompanying this Notice. The board of directors of Vari-L recommends that you vote in favor of each of Proposals 1, 2 and 3 above. Under the terms of the asset purchase agreement, Vari-L, Olin Acquisition Corporation and Sirenza Microdevices, Inc. are obligated to complete the transactions contemplated by the asset purchase agreement only if the shareholders of Vari-L, by the affirmative vote of a majority of the outstanding shares of common stock as of the record date, approve each of Proposals 1 and 2 above and certain other conditions are met. In addition, the plan of dissolution will only be implemented if the asset purchase agreement is approved by the shareholders of Vari-L. Accordingly, failure to approve the dissolution of Vari-L in accordance with the plan of dissolution may have the effect of preventing the completion of the asset sale, and failure to approve the asset sale will have the effect of preventing the completion of the dissolution of Vari-L pursuant to the plan of dissolution. If either the asset sale or the dissolution is not approved and if Vari-L is unable to quickly identify an alternative source of working capital or an alternative business combination transaction in connection with the repayment of Vari-L’s loan facility with Sirenza, it is likely that Vari-L would file for, or would be forced to resort to, bankruptcy protection. Approval of Proposal 3 by the majority of the shares represented at the special meeting and entitled to vote will permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of Proposals 1 and 2.

The board of directors of Vari-L has fixed the close of business on March 7, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof.

By Order of the Vari-L Company, Inc. Board of Directors

/s/ RICHARD P. DUTKIEWICZ
Richard P. Dutkiewicz
Secretary

Denver, Colorado

[March 24], 2003

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE SPECIAL MEETING. PLEASE NOTE, HOWEVER, THAT ATTENDANCE AT THE SPECIAL MEETING WILL NOT BY ITSELF REVOKE A PROXY. FURTHERMORE, IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE SPECIAL MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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QUESTIONS AND ANSWERS ABOUT THE ASSET SALE AND PLAN OF DISSOLUTION

Q:	WHAT AM I BEING ASKED TO VOTE ON AT THE SPECIAL MEETING? (SEE PAGE 45)

A:    You are being asked to approve the following proposals:

•	The asset sale (Proposal 1)—the sale of substantially all of Vari-L’s tangible and intangible assets to Olin Acquisition Corporation, a subsidiary of Sirenza, on the terms described in the asset purchase agreement attached to this proxy statement/prospectus as Annex A; and

•	The plan of dissolution (Proposal 2)—the adoption of the plan of dissolution and the transactions contemplated thereby, including the change of Vari-L’s corporate name and the dissolution of Vari-L, in the form attached to this proxy statement/prospectus as Annex B; and

•	The adjournment (Proposal 3)—any motion to adjourn the special meeting to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of Proposals 1 and 2; and

•	If applicable, such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Q:	WHY IS VARI-L PROPOSING TO ENTER INTO THE ASSET SALE? (SEE PAGE 58)

A:    After due consideration of all other alternatives available to Vari-L, the Vari-L board of directors concluded that the completion of the asset sale and the subsequent dissolution and winding up of Vari-L was the alternative most reasonably likely to enable Vari-L to satisfy its outstanding obligations and to make distributions to its shareholders.

Q:	WHAT WILL VARI-L RECEIVE IN THE ASSET SALE? (SEE PAGE 76)

A:    Vari-L will receive aggregate cash and Sirenza common stock consideration of $13,650,000, to be decreased by the amount of any indebtedness in excess of $1,353,862 owed to Sirenza by Vari-L as of the closing date of the asset sale pursuant to the existing loan facility provided by Sirenza to Vari-L, and to be further increased or decreased by the amount of the net asset adjustment described elsewhere in this proxy statement/ prospectus. Forty- five percent of the net amount of the consideration described above will be paid to Vari-L in cash, and the remaining 55% will be paid in shares of Sirenza common stock, which will be valued for such purpose at $1.44 per share (the 15-day trailing average closing price of Sirenza’s common stock as quoted on the Nasdaq National Market as of the execution date of the asset purchase agreement), although solely for purposes of accounting for the asset purchase on Sirenza’s books using the purchase method, the value of Sirenza common stock to be issued to Vari-L as consideration will be based on market prices a few days before the closing date of this transaction.

As of the date of this proxy statement/prospectus, the amount of principal and accrued interest under the Sirenza loan facility in excess of $1,353,862 was approximately $[3,745,000]. The closing price of Sirenza’s common stock on such date was $[1.16] per share. The net asset adjustment, if calculated on [February 28, 2003], would have decreased the purchase price by approximately $[569,000]. Thus, assuming the closing had taken place on the date of this proxy statement/prospectus and that the amount of the net asset adjustment as of such date decreased the purchase price by $[569,000], Vari-L would have received approximately $[4.2 million] in cash and [3.6 million] shares of Sirenza common stock with a market value of $[4.1 million] (as of such date) for total cash and stock consideration of $[8.3 million]. However, the value of the cash and stock consideration to be received by Vari-L at the closing of the asset sale may be more or less than $[8.3 million] depending upon the amount of indebtedness under the Sirenza loan facility as of the closing, the value of Sirenza’s common stock as of the closing and the amount of the net asset adjustment. In particular, the amount of indebtedness under the Sirenza loan facility is likely to increase between the date of this proxy statement/prospectus and the closing date due to accrued interest and Vari-L’s expectation that it will continue to borrow under the Sirenza loan facility during such time period, assuming that it continues to have access to such facility.

Q:	HOW DOES THE NET ASSET ADJUSTMENT WORK? (SEE PAGES 76-77)

A:    If the net asset balance of Vari-L as of the closing date, determined using an agreed upon procedure, is less than or greater than $8,447,000, the proceeds of the asset sale otherwise payable to Vari-L will be increased or decreased by the same amount.

Q:	WILL I RECEIVE ANY SHARES OF SIRENZA STOCK? (SEE PAGE 100)

A:    Maybe. If the asset sale is approved, and the transactions contemplated by the asset purchase agreement are completed, subject to the limitations provided by the asset purchase agreement and applicable law described below, Vari-L will have the choice of selling the Sirenza shares received in the transaction for cash or distributing such shares to its shareholders following the closing.

Q:	ARE THERE RESTRICTIONS ON MY ABILITY TO SELL ANY SIRENZA SHARES I MAY RECEIVE IN A DISTRIBUTION FROM VARI-L? (SEE PAGES 83-84)

A:    Any shares of Sirenza common stock issued in connection with the asset sale that you receive from Vari-L in a later distribution will be freely tradable, unless you are an affiliate of Vari-L or Sirenza. Generally, persons who are deemed to be affiliates of Vari-L or Sirenza must comply with Rule 145 under the Securities Act of 1933 if they wish to resell such shares. If you are an officer, director, employee or consultant of Sirenza following the asset sale, you will also be subject to Sirenza’s insider trading policy.

Q:	WHAT HAPPENS IF THE ASSET SALE IS NOT COMPLETED? (SEE PAGES 29-30)

A:    If the transactions contemplated by the asset purchase agreement do not close for any reason, Vari-L will attempt to identify other transactions or arrangements to meet its working capital requirements, but it may not be able to meet all of its future liabilities and obligations. While the loan facility provides for up to $5.3 million of credit to be made available to Vari-L through September 2003, Vari-L has defaulted on a loan covenant requiring its rolling three-month net operating loss not to exceed $1,585,000 as of December 31, 2002. Vari-L has also defaulted on a covenant requiring its rolling three-month cash used in operations not to exceed $1,174,000 as of February 28, 2003. Each of these defaults gives Sirenza the right to discontinue funding and accelerate Vari-L’s obligation to repay the loans outstanding thereunder. While Sirenza has not exercised its rights to date, it has reserved the right to do so in the future. If Vari-L were unable to secure an alternative source of working capital sufficient to pay off the Sirenza loan facility and to meet its ongoing working capital needs, or to enter into an alternative business combination transaction, Vari-L likely would be forced to resort to bankruptcy protection. Vari-L’s obligation to negotiate exclusively with Sirenza regarding a proposed acquisition, and Sirenza’s right of first refusal on competing acquisition offers for Vari-L, each as contained in the right of first refusal and exclusivity agreement entered into in connection with the loan facility, may continue for some time after the termination of the asset purchase agreement, which could make it more difficult for Vari-L to complete an alternative business combination transaction.

Q:	WHEN WILL THE ASSET SALE BE COMPLETED? (SEE PAGES 87-88)

A:    The parties are working toward completing the transaction as quickly as possible. In addition to approval of the asset sale and the plan of dissolution by Vari-L’s shareholders at the special meeting of Vari-L shareholders on [April 16, 2003], the Sirenza common stock issuable to Vari-L in connection with the closing of the transaction must be registered, and each of Sirenza and Vari-L must satisfy or waive, to the extent possible, all of the closing conditions contained in the asset purchase agreement. Such conditions include the court’s approval of the stipulation of settlement regarding Vari-L’s class action as described under “The Vari-L Business—Legal Proceedings—Private Securities Class Action.” The settlement of the securities class action lawsuit is subject to several conditions and uncertainties and Vari-L cannot predict the exact date upon which the court might approve the stipulation of settlement, if at all. However, Vari-L anticipates that any such approval, if such approval is forthcoming, would occur within several weeks of the fairness hearing regarding the stipulation of settlement. The court has scheduled such a hearing on March 28, 2003. The parties anticipate that the asset sale will close as promptly as practicable following the special meeting; provided that each of the closing conditions contained in the asset purchase agreement, including the approval of the asset sale and plan of dissolution by Vari-L’s shareholders and the court’s approval of the stipulation of settlement regarding Vari-L’s class action, has been satisfied or waived at the conclusion of the special meeting. Vari-L will resolicit shareholder approval if it waives any of the material conditions to its obligation to close under the asset purchase agreement.

Q:	WHAT DOES THE PLAN OF DISSOLUTION ENTAIL? (SEE PAGES 97-106)

A:    The plan of dissolution provides for the orderly liquidation of Vari-L’s remaining assets following the closing of the asset sale, the winding-up of Vari-L’s business and operations and the dissolution of Vari-L. Colorado law provides that, following the approval of the plan of dissolution by Vari-L’s shareholders,

Vari-L’s board of directors may take such actions as it deems necessary in furtherance of the dissolution of Vari-L and the wind up of its operations and affairs. In connection with the foregoing, Vari-L will pay, or provide for the payment of, all of its liabilities and obligations. If there are any remaining assets after the payment, or the provision for the payment, of all of its liabilities and obligations, Vari-L will distribute any remaining assets to its shareholders in one or more distributions. Pursuant to the terms of the asset purchase agreement, Vari-L will be retaining certain rights, assets and liabilities in connection with the asset sale, including its cash and cash equivalents, life insurance policies, marketable securities, salary obligations to employees and related taxes, leasehold improvements and security deposits on Vari-L’s leased properties. Under the terms of the plan of dissolution, if, notwithstanding the approval of the dissolution and the adoption of the plan of dissolution by the shareholders of Vari-L, the board of directors of Vari-L determines that it would be in the best interests of Vari-L’s shareholders or creditors for Vari-L not to dissolve, the dissolution of Vari-L may be abandoned or delayed until a future date to be determined by Vari-L’s board of directors. Regardless of whether Vari-L dissolves, Vari-L will not continue to exist as an operating entity following the closing of the asset sale.

Q:	WILL ANY DISTRIBUTIONS BE MADE TO VARI-L’S SHAREHOLDERS? (SEE PAGE 26)

A:    Although the Vari-L board of directors believes that the completion of the asset sale and the subsequent dissolution and winding up of Vari-L is the alternative available to Vari-L that is most reasonably likely to enable Vari-L to satisfy Vari-L’s outstanding obligations and to make distributions to its shareholders, at this time Vari-L cannot determine the precise amount of any such distributions. Vari-L expects that, upon receiving the consideration at the closing of the asset sale, it will have sufficient cash to pay all of its known, current and determinable liabilities and obligations, which would allow for a distribution to Vari-L’s shareholders. However, the amount of unknown or contingent liabilities cannot be quantified and could decrease or eliminate any remaining assets available for distribution to shareholders. The amount of any distributions to Vari-L’s shareholders will be affected by the amount Vari-L draws down on the Sirenza loan facility, the amount of the net asset adjustment, if any, the amount of Vari-L’s retained liabilities, changes in the value of Sirenza’s common stock and the timing of any distributions. Based upon the assumptions described under “The Plan of Dissolution— Liquidating Distributions; Nature; Amount; Timing,” Vari-L believes that the proceeds shareholders could receive over time is up to $[6.04 million] in the aggregate (or $[0.65] per share after giving effect to the issuance of 2 million shares of Vari-L’s common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described in “The Vari-L Business—Legal Proceedings”). However, if such assumptions prove to be incorrect or if Vari-L were to incur unanticipated liabilities, the proceeds that Vari-L’s shareholders may receive may be substantially less or none at all. Vari-L is unable at this time to predict the precise nature, amount and timing of any distributions. Vari-L does not plan to resolicit shareholder approval for the plan of dissolution even if the value of the consideration distributed to shareholders changes significantly from the foregoing estimate. If there are assets remaining following the completion of the winding-up of Vari-L, shareholders of Vari-L will receive a portion of those assets in one or more distributions, which will be equal to each shareholder’s pro rata share, based on the number of Vari-L shares owned at such time.

Q:	WHEN WILL ANY DISTRIBUTIONS BE MADE TO VARI-L’S SHAREHOLDERS? (SEE PAGES 82-83 and 100)

A:    At this time, Vari-L cannot set a precise timetable for any distributions, and the amount of any distributions to be made to its shareholders is uncertain. The timetable will depend on the timing of the completion of the asset sale, whether and when the plan of dissolution is implemented by Vari-L’s board of directors, and Vari-L’s ability to pay, or provide for the payment of, its liabilities and obligations. As a result of Vari-L’s obligation to retain a portion of the proceeds of the asset sale to secure its indemnification obligations under the asset purchase agreement, the plan of dissolution cannot be completed, and any final distributions to shareholders cannot be made, prior to the later of March 31, 2004 and the date that all indemnification claims made by Sirenza and its related parties prior to March 31, 2004 have been resolved. In addition, if Vari-L is subject to any other contingent liabilities, this could require it to establish a reserve that could further delay any distribution to Vari-L’s shareholders until the liabilities are resolved. Assuming Vari-L does not incur any unanticipated liabilities between the date of this proxy statement prospectus and the date of distribution, and subject to the restrictions contained in the asset purchase agreement, Vari-L anticipates making an initial distribution to its shareholders within thirty to sixty days following the closing. No such distribution would take place prior to Vari-L having issued shares of its common stock in connection with the anticipated settlement of

Vari-L’s shareholder class action lawsuit described under “The Vari-L Business—Legal Proceedings.”

Q:	ARE THERE RESTRICTIONS ON THE AMOUNT AND TIMING OF DISTRIBUTIONS? (SEE PAGE 82)

A:    Yes. The asset purchase agreement provides that Vari-L may not distribute proceeds of the asset sale to its shareholders unless it has satisfied in full or, in the reasonable judgment of the board of directors of Olin Acquisition Corporation, made adequate provision to satisfy in full, each amount owed to a creditor of Vari-L, including any amounts expected to be incurred by Vari-L after the closing of the asset sale and prior to Vari-L’s final dissolution. Vari-L has also agreed to reserve and not distribute to its shareholders 25% of the $13,650,000 consideration to be paid in the asset sale (as adjusted for the net asset adjustment), 45% of which shall consist of cash and 55% of which shall consist of Sirenza common stock, for the satisfaction of any indemnification claims Sirenza and its related parties may make under the asset purchase agreement, through the later of March 31, 2004 and the date at which all such indemnification claims have been resolved.

Q:	ARE THERE RESTRICTIONS ON VARI-L’S ABILITY TO SELL SIRENZA SHARES RECEIVED IN THE ASSET SALE? (SEE PAGES 83-84)

A:    Yes. The Sirenza common stock issued to Vari-L in connection with the asset sale will be subject to the resale restrictions of Rule 145 under the Securities Act. Generally, Vari-L may not sell any such shares except pursuant to an effective registration statement under the Securities Act of 1933 covering the resale of those shares or pursuant to a resale exemption contained in Rule 145 under the Securities Act of 1933. Sirenza intends to file a registration statement on Form S-3 to cover such resales by Vari-L and to request that the SEC declare such resale registration statement effective as soon as possible following the closing of the acquisition. In addition, Vari-L may not sell, in any consecutive 30 day period, more than the greater of 10% of the number of shares of Sirenza common stock issued pursuant to the asset purchase agreement or the number of shares of Sirenza common stock that is equal to 66% of the average weekly reported volume of trading in Sirenza’s shares during the four calendar weeks immediately preceding the first date of such proposed sale (excluding from such calculations shares sold by Vari-L during such four-week period). These restrictions would not apply to any shares distributed to Vari-L shareholders.

Q:	WHEN WILL THE WINDING-UP OF VARI-L’S BUSINESS BE COMPLETED? (SEE PAGE 99)

A:    The winding-up of Vari-L’s business will be completed after Vari-L has paid for, or provided for the payment of, all of its liabilities and obligations, and distributed any remaining assets to its shareholders. The wind-up will not be completed before the later of March 31, 2004 and the date at which all indemnification claims by Sirenza and its related parties under the asset purchase agreement have been resolved.

Q:	WHAT VOTE OF VARI-L SHAREHOLDERS IS REQUIRED TO APPROVE THESE MATTERS? (SEE PAGE 46)

A:    Both the asset sale (Proposal 1) and the plan of dissolution (Proposal 2) require the approval of the holders of a majority of the outstanding common stock of Vari-L as of the record date for the special meeting of shareholders. The adjournment (Proposal 3) requires the approval of the holders of a majority of the common stock of Vari-L represented at the special meeting and entitled to vote.

Q:	WHAT HAPPENS IF VARI-L’S SHAREHOLDERS APPROVE THE ASSET SALE OR THE PLAN OF DISSOLUTION, BUT NOT BOTH?

A:    If Vari-L’s shareholders approve the asset sale but not the plan of dissolution, Vari-L and Sirenza will not be obligated to complete the transactions contemplated by the asset purchase agreement. In such event, absent a waiver of such condition by Sirenza and Vari-L, the asset sale will not be completed. If Vari-L’s shareholders approve the plan of dissolution but not the asset sale, the transactions contemplated by the asset purchase agreement will not be completed under any circumstances and Vari-L will not implement the plan of dissolution. In either event, if the Sirenza loan facility was no longer available or otherwise became due and payable and Vari-L was unable to secure an alternative source of working capital sufficient to pay off the Sirenza loan facility and to meet its ongoing working capital needs, or to enter into an alternative business combination transaction, Vari-L likely would be forced to resort to bankruptcy protection.

Q:	DOES THE BOARD OF DIRECTORS OF VARI-L RECOMMEND THAT I VOTE IN FAVOR OF THE ASSET SALE AND THE DISSOLUTION? (SEE PAGES 96 and 106)

A:    Yes. After careful consideration, the board of directors of Vari-L unanimously recommends that you vote in favor of each of Proposals 1 and 2.

Q:	DID VARI-L’S FINANCIAL ADVISOR RENDER A FAIRNESS OPINION IN CONNECTION WITH THE ASSET SALE? (SEE PAGES 62-67)

A:    Yes. In deciding to approve the terms of the asset purchase agreement and the asset sale, one factor Vari-L’s board of directors considered was the opinion of Vari-L’s financial advisor, Green Manning & Bunch Ltd., or GMB. GMB rendered an opinion to Vari-L’s board of directors that, as of December 2, 2002, and subject to the considerations set forth in the opinion, the consideration to be received by Vari-L in the asset sale was fair to Vari-L from a financial point of view. The full text of GMB’s opinion, dated December 2, 2002, which sets forth the qualifications, assumptions made, matters considered, limitations on the review undertaken in connection with the opinion, and circumstances where the opinion should not be relied upon, is attached as Annex C to this proxy statement/prospectus and you are urged to read GMB’s fairness opinion in its entirety.

Q:	DO PERSONS INVOLVED IN THE ASSET SALE HAVE INTERESTS DIFFERENT FROM MINE? (SEE PAGE 88)

A:    Yes. When considering the recommendation of Vari-L’s board of directors, you should be aware that certain Vari-L officers and directors have interests in the asset sale or the dissolution that are different from, or in addition to, your own. These include the following:

•	each of Messrs. Charles R. Bland, Richard P. Dutkiewicz, Daniel J. Wilmot, Timothy G. Schamberger and Larry Romero amended their existing employment agreements with Vari-L by signing termination letters that are effective upon the closing of the asset sale and provide for certain post-termination payments, which could, in the aggregate, be as large as $765,000;

•	each of Messrs. Bland, Dutkiewicz, Schamberger and Wilmot entered into employment offer letters with Sirenza that are effective upon the closing of the asset sale, and it is anticipated that they will receive future option grants from Sirenza in such capacity; and

•	in addition to amounts payable under his amended employment agreement with Vari-L and his offer letter with Sirenza, Mr. Dutkiewicz will receive a bonus payment of $60,000 from Vari-L upon the closing of the asset sale.

Q:	WHAT DO I NEED TO DO NOW? (SEE PAGE 46)

A:    You should read this proxy statement/prospectus carefully in its entirety, including its annexes, to consider how the matters discussed will affect you.

You should mail your signed proxy card in the enclosed return envelope or otherwise vote in a manner described in this proxy statement/prospectus as soon as possible so that your shares will be represented at the special meeting of Vari-L shareholders.

Q:	WHAT HAPPENS IF I DO NOT RETURN A PROXY CARD? (SEE PAGE 46)

A:    The failure to return your proxy card will have the same effect as voting AGAINST approval of the asset sale and the plan of dissolution.

Q:	WHAT HAPPENS IF I RETURN A SIGNED PROXY CARD BUT DO NOT INDICATE HOW TO VOTE MY PROXY? (SEE PAGE 46)

A:    If you do not include instructions on how to vote your properly signed and dated proxy, your shares will be voted FOR approval of the asset sale, the plan of dissolution and the adjournment.

Q:	MAY I VOTE IN PERSON? (SEE PAGE 45)

A:    Yes. You may attend the special meeting and vote your shares in person, rather than signing and returning your proxy card.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD (SEE PAGE 47)

A:    Yes. You may change your vote at any time before your proxy card is voted at the special meeting. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card. Third, you can attend the special meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A:    Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares by following the procedure provided by your broker. The failure to provide such voting instructions to your broker will have the same effect as voting AGAINST approval of the asset sale and the plan of dissolution.

Q:	SHOULD I SEND IN MY VARI-L STOCK CERTIFICATES?

A:    No. Please do not mail in your Vari-L stock certificates. If the asset sale and the plan of dissolution are approved, Vari-L will provide instructions regarding surrendering your stock certificates if and when the dissolution of Vari-L has been completed.

Q:	CAN I STILL SELL MY SHARES OF VARI-L COMMON STOCK? (SEE PAGE 106)

A:    Yes. Vari-L’s common stock is currently traded on the Over the Counter Bulletin Board. After the dissolution is completed, there will be no further trading in Vari-L’s common stock.

Q:	HOW WILL THE DISSOLUTION OF VARI-L AFFECT MY STATUS AS A SHAREHOLDER? (SEE PAGES 97-106)

A:    Vari-L will not dissolve until its assets, if any, that remain after payment or provision for payment of Vari-L’s liabilities and obligations are either distributed to its shareholders or transferred to a liquidating trust, and Vari-L files articles of dissolution that are accepted by the Secretary of State of the State of Colorado or files with the Secretary of State of the State of Colorado a court order declaring Vari-L dissolved. In implementing the plan of dissolution, Vari-L contemplates closing its stock transfer books and no longer recording transfers of shares of its common stock upon the occurrence of certain events. Subject to the restrictions set forth in the asset purchase agreement, Vari-L may establish a liquidating trust for the sole purpose of liquidating any remaining assets of Vari-L, paying or providing for the payment of Vari-L’s remaining liabilities and obligations, and making distributions to Vari-L’s shareholders. If a liquidating trust is established, you will receive beneficial interests in the assets transferred to the liquidating trust in proportion to the number of Vari-L’s shares owned by you at such time.

Q:	AM I ENTITLED TO DISSENTERS’ RIGHTS? (SEE PAGE 47)

A:    Yes. Any Vari-L shareholder who objects to the asset sale has the right under Colorado law to obtain payment of the fair value of his, her or its shares of Vari-L common stock. This “dissenters’ right” is subject to a number of restrictions and technical requirements. Generally, in order to exercise dissenters’ rights, among other things, a dissenting shareholder must not vote in favor of the asset sale and must send to Vari-L a written objection to the asset sale stating that his, her or its right to dissent will be exercised if the asset sale is effected BEFORE the vote on the asset sale. Merely voting against the asset sale will not preserve a shareholder’s right to dissent. Annex E to this proxy statement/prospectus contains a copy of the Colorado statute relating to dissenters’ rights. Failure to follow all of the steps required by this statute will result in a loss of dissenters’ rights.

Q:	IS SIRENZA STOCKHOLDER APPROVAL REQUIRED?

A:    No. Sirenza stockholder approval is not required in connection with the asset sale or the plan of dissolution.

Q:	WHO CAN HELP ANSWER MY ADDITIONAL QUESTIONS?

A:    Shareholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the transaction, including the procedures for voting Vari-L’s shares, should contact:

Corporate Secretary

Vari-L Company, Inc.

4895 Peoria Street

Denver, CO 80239

Telephone: (303) 371-1560

Vari-L shareholders should also contact the following proxy solicitor with any additional questions relating to the solicitation of shareholder proxies:

Regan & Associates, Inc.

505 Eighth Avenue, Floor 12A

New York, New York 10018

Phone: (212) 587-3005

Fax: (212) 587-3006

FORWARD-LOOKING INFORMATION

This proxy statement/prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among others, statements regarding the amount of cash and Sirenza common stock consideration expected to be payable to Vari-L upon the closing of the asset purchase, the expected timeline of the asset sale, the dissolution, and the satisfaction of Vari-L’s liabilities, the amount and timing of distributions to be made to Vari-L shareholders in connection with the dissolution, the expected future operating results of the combined company, the anticipated benefits to Sirenza of the asset purchase and the integration of Vari-L’s employees, management, products, and technology with those of Sirenza. These forward-looking statements are subject to risks and uncertainties that could cause actual results and events to differ materially. For a detailed discussion of these risks and uncertainties, see the “Risk Factors” section of this proxy statement/prospectus. These and many other factors could affect the future financial and operating results of Sirenza or Vari-L.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the matters discussed under “Questions and Answers About the Asset Sale and Plan of Dissolution,” highlights the material terms of the transaction and may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus and the documents referred to in this proxy statement/prospectus for a more complete description of the matters on which you are being asked to vote. The asset purchase agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the asset purchase agreement as it is the legal document that governs the asset sale on which you are being asked to vote. The plan of dissolution of Vari-L is attached to this proxy statement/prospectus as Annex B. You are encouraged to read the plan of dissolution as it is the legal document that would govern the dissolution of Vari-L that you are being asked to approve. Also attached as Annexes C through F are certain agreements and other materials relating to the transactions contemplated by the asset purchase agreement. You are encouraged to read those materials as well. This summary is qualified in its entirety by the asset purchase agreement and the plan of dissolution and the more detailed information appearing elsewhere in this document. This summary includes page references in parentheses to direct you to a more complete description of the topics presented in this summary.

Sirenza has supplied all information contained in this proxy statement/prospectus relating to Sirenza and its subsidiaries and Vari-L has supplied all information contained in this proxy statement/prospectus relating to Vari-L. Unless otherwise indicated, references to Sirenza include Sirenza and its subsidiaries, including Olin Acquisition Corporation.

The Companies

Vari-L Company, Inc.

4895 Peoria Street

Denver, CO 80239

(303) 371-1560

Vari-L Company, Inc., designs, manufactures and markets a wide variety of radio frequency and microwave signal processing components and devices used in the wireless communications industry. Vari-L went public on April 20, 1994. Its stock is traded on the Over the Counter Bulletin Board under the symbol “VARL.OB.”

Sirenza Microdevices, Inc.

522 Almanor Avenue

Sunnyvale, CA 94085

(408) 616-5400

Sirenza Microdevices, Inc., is a leading designer of high performance radio frequency, or RF, components for communications equipment manufacturers. Sirenza’s products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals, and are also utilized in broadband wireline and terminal applications. Sirenza held its initial public offering of common stock on May 25, 2000. Its common stock is traded on the Nasdaq National Market under the symbol “SMDI.”

Olin Acquisition Corporation

522 Almanor Avenue

Sunnyvale, CA 94085

(408) 616-5400

Olin Acquisition Corporation is a wholly owned subsidiary of Sirenza that was formed by Sirenza for the sole purpose of participating in the asset sale transaction with Vari-L.

Asset Sale and Related Transactions (Pages 74 and 93)

A subsidiary of Sirenza will purchase substantially all of the tangible and intangible assets of Vari-L and assume specified liabilities of Vari-L. In return, Vari-L will receive aggregate cash and Sirenza common stock consideration of $13,650,000, to be decreased by the amount of any indebtedness in excess of $1,353,862 owed to Sirenza by Vari-L as of the closing date of the asset sale pursuant to the existing loan facility provided by Sirenza to Vari-L, and to be further increased or decreased by the amount of the net asset adjustment described elsewhere in this proxy statement/prospectus. Forty-five percent of the net amount of the consideration described above will be paid to Vari-L in cash, and the remaining 55% shall be paid in shares of Sirenza common stock.

Reasons for the Purchase and Sale of Assets

Sirenza (Page 60)

Sirenza’s board of directors determined that the purchase of the assets from Vari-L is consistent with and in furtherance of the long-term business strategy of Sirenza and fair to, and in the best interests of, Sirenza and its stockholders, and has unanimously approved the asset purchase and asset purchase agreement. In reaching its determination, Sirenza’s board of directors considered a number of factors, including the following:

•	the strategic rationale for the asset purchase and the benefits of the transaction structure;

•	future projections and historical information concerning Sirenza’s and Vari-L’s respective businesses, the respective financial conditions of Sirenza and Vari-L before and after giving effect to the asset purchase and the asset purchase’s short- and long-term effect on Sirenza stockholder value;

•	the consideration that Sirenza is offering to Vari-L in the asset purchase;

•	the belief that the terms of the asset purchase agreement, including the parties’ representations, warranties, covenants, and conditions to their respective obligations are reasonable;

•	the possibility that the asset purchase might not be consummated;

•	the substantial charges to be incurred in connection with the asset purchase;

•	the difficulties and risks of integrating Vari-L’s business and management; and

•	the opinion of Sirenza’s financial advisor that the aggregate consideration to be paid by Sirenza in the asset purchase was fair to Sirenza’s stockholders from a financial point of view.

Following the execution of the asset purchase agreement, Sirenza and Vari-L publicly made forward-looking statements that are consistent with financial projections considered by Sirenza’s board of directors in their review and evaluation of the asset purchase. These forward-looking statements, as well as the risks associated with placing undue reliance on such statements, are discussed in detail beginning on page 26 of this proxy statement / prospectus.

Vari-L (Page 58)

The Vari-L board of directors has unanimously determined that the asset sale and the asset purchase agreement are fair to and in the best interests of Vari-L and its shareholders, and has unanimously approved the asset purchase agreement and the asset sale. In reaching its determination, the Vari-L board of directors considered a number of factors, including the following:

•	the present and anticipated business environment of the wireless telecommunications market, which has experienced a severe downturn and has ultimately led to Vari-L’s incurring cash operating losses during its most recently completed fiscal year;

•	the board’s determination that, absent the Sirenza loan facility, Vari-L would not be able to continue to operate effectively in light of the significant losses it was incurring, nor would it be able to raise the capital necessary to permit it to succeed in the wireless telecommunications market in light of Vari-L’s increasingly precarious cash flow position;

•	the results of efforts of Vari-L and its financial advisor to solicit indications of interest from third parties regarding a potential purchase of or investment in Vari-L;

•	the terms and conditions of the asset purchase agreement, the consideration to be received in the asset sale and the likelihood that Vari-L would be able to distribute a portion of such consideration to its shareholders;

•	the risk that the transaction might not be completed;

•	the opinion of Vari-L’s financial advisor that the consideration to be received by Vari-L in that asset sale was fair to Vari-L from a financial point of view; and

•	the availability of dissenters’ rights under Colorado law to any holders of Vari-L’s common stock that disapprove of the asset sale.

Conditions to the Asset Sale (Pages 84-85)

The obligations of each of Sirenza and Vari-L to complete the asset sale are subject to the satisfaction of specified conditions set forth in the asset purchase agreement, including the approval of the asset sale by the holders of a majority of the outstanding shares of Vari-L common stock.

Termination of the Asset Purchase Agreement (Pages 86-87)

Each of Sirenza and Vari-L is entitled to terminate the asset purchase agreement under specified conditions, including, among others, mutual written consent of the parties; if the asset sale has not been completed by May 31, 2003; if a court or governmental entity issues a final and nonappealable order that prohibits the asset sale; if the Vari-L shareholders do not approve the asset sale; certain breaches of the asset purchase agreement; or (in the case of Sirenza) if a triggering event occurs, such as the failure of the board of directors of Vari-L to recommend approval of the asset sale to Vari-L shareholders or the approval or endorsement by the board of directors of Vari-L of an alternative acquisition proposal.

Limitation on Considering Other Acquisition Proposals (Pages 81-82)

Vari-L has agreed not to consider a business combination or other similar transaction with another party while the asset sale is pending unless the other party has made an unsolicited, bona fide written offer to the Vari-L board of directors to purchase a majority of the outstanding shares of Vari-L common stock or all or substantially all of the assets of Vari-L on terms that the Vari-L board of directors determines to be materially more favorable to its shareholders from a financial point of view than the terms of the asset sale, and the transaction is reasonably capable of being consummated.

Loan Facility (Page 93)

In October 2002, Sirenza agreed to provide Vari-L with up to $5.3 million to support general working capital requirements pursuant to a loan facility. Loans under the loan facility are secured by substantially all of the tangible and intangible assets of Vari-L. Vari-L made an initial draw of $1,353,862 to pay off Vari-L’s previous lender concurrently with entering into the Sirenza facility, and Sirenza has agreed to forgive this amount in the event of the closing of the asset sale. Any amount of loan facility principal and interest outstanding as of the closing date of the asset sale in excess of the initial draw amount will reduce the purchase price otherwise payable to Vari-L on a dollar-for-dollar basis. Loans under the loan facility bear interest at an annual rate of 25%, which increases to 30% during the existence of an event of default. Vari-L anticipates continuing to draw down on the Sirenza loan facility through the closing. While the loan facility provides for up to $5.3 million of credit to be made available to Vari-L through September 2003, Vari-L defaulted on a loan covenant requiring its rolling three-month net operating loss not to exceed $1,585,000 as of December 31, 2002. Vari-L has also defaulted on a covenant requiring its rolling three-month cash used in operations not to exceed $1,174,000 as of February 28, 2003. Each of these defaults gives Sirenza the right to discontinue funding and accelerate Vari-L’s obligation to repay the loans outstanding thereunder. While Sirenza has not exercised its rights to date, it has reserved the right to do so in the future. As of the date of this proxy statement/prospectus, there is approximately $[5.1 million] of indebtedness outstanding (including accrued interest) under the loan facility that, if it remains outstanding at the closing, will be assumed by Olin Acquisition Corporation as part of the assumed liabilities. The purchase price payable to Vari-L will be reduced to the extent that the amount of such indebtedness exceeds $1,353,862. To the extent that there are additional borrowings after the date of this proxy statement/prospectus that remain outstanding at the closing date of the asset sale, the purchase price will be reduced dollar for dollar. The loan facility also has many other important terms that you are urged to review and consider.

Stockholder Support Agreements (Pages 93-94)

Pursuant to stockholder support agreements and related irrevocable proxies executed by Vari-L’s executive officers and directors, 123,607 outstanding shares of Vari-L common stock (which excludes shares subject to stock options) beneficially owned by them and their affiliates as of the record date (representing approximately 1.7% of the total number of shares of Vari-L common stock outstanding or beneficially owned at that date), will be voted for approval of the asset sale and the dissolution. Sirenza may be deemed to beneficially own shares of Vari-L common stock representing approximately [30.0]% of Vari-L, a substantial portion of which is attributable to shares of common stock which are issuable pursuant to Sirenza’s convertible note. However, the note is not currently convertible and Sirenza will not be able to vote such shares at the special meeting except to the extent the note becomes convertible and Sirenza converts the note prior to the record date for the special meeting.

Non-Competition Agreements (Page 96)

Contemporaneously with the execution and delivery of the asset purchase agreement, those key employees of Vari-L that have entered into employment agreements with Sirenza also entered into non-competition agreements with Sirenza. Each agreed with Sirenza, subject to the closing of the asset sale and until the one year anniversary of the cessation of his employment, that he will not engage in any business activity competitive with Sirenza, solicit, encourage, or take any other action which is intended to induce any existing employee, contractor or consultant of Sirenza to terminate his or her employment with Sirenza, or interfere in any manner with the contractual or employment relationship between Sirenza and any of its employees, contractors, customers, or suppliers.

Expenses and Termination Fee (Pages 86-87)

The asset purchase agreement provides that regardless of whether the asset sale is completed, all expenses incurred by the parties shall be borne by the party incurring such expenses. In addition, upon termination of the asset purchase agreement in certain cases a $1,000,000 termination fee may be payable to Sirenza by Vari-L.

Material Federal Income Tax Consequences (Pages 89-92)

For federal income tax purposes, the transaction with Sirenza will be treated as a taxable asset acquisition, with Vari-L as the seller, and Sirenza as the buyer. Accordingly, Vari-L will recognize taxable gain or loss in the transaction. Vari-L expects that at least most, and possibly all, of its gain attributable to the transaction will be offset by available net operating loss carryforwards. The acquisition will not be taxable directly to the shareholders of Vari-L. The board of directors of Vari-L has also adopted a plan of dissolution, which, subject to approval of Vari-L shareholders, provides for liquidation and distribution of Vari-L’s assets to its shareholders. The liquidation of Vari-L will be a taxable transaction both for Vari-L and its shareholders. Vari-L will recognize gain or loss equal to the difference between the fair market values and the adjusted basis of the assets distributed in liquidation. The Vari-L shareholders will recognize gain or loss on the difference between the fair market values of their share of the assets (net of liabilities) distributed to them and their adjusted basis in their Vari-L stock. Because of the expected nature of the assets and liabilities of Vari-L after the acquisition, the plan of dissolution provides for potential distribution of Vari-L’s assets and liabilities to a liquidation trust. If a liquidating trust is used, the Vari-L shareholders will be deemed to have received their share of the assets distributed to such trust (net of liabilities assumed by it), and the tax treatment of the liquidation described above will not be materially affected, except that income, gains and losses subsequently recognized by the trust will also be taxable to the Vari-L shareholders. If the liquidation is not completed, Vari-L and its shareholders may be exposed to greater tax liabilities with respect to any non-liquidating distributions or with respect to any increases in the value of assets that are subsequently sold, exchanged or distributed (whether or not in liquidation).

Tax matters can be complicated and the tax consequences of the transaction discussed in this proxy statement/prospectus to you will depend on the facts of your own situation. You should consult with your own tax advisor to fully understand the tax consequences of the asset sale and dissolution of Vari-L to you.

Anticipated Accounting Treatment (Page 92)

The asset sale is expected to be accounted for by Sirenza as a business combination using the purchase method. Under this method, the purchase price will be allocated to the identifiable assets acquired and will be recorded on Sirenza’s books at their respective fair values. A portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to Sirenza’s consolidated results of operations in the quarter the asset sale is completed. The remaining purchase price will be recorded as intangible assets and goodwill.

Regulatory Matters Relating to the Asset Sale (Page 89)

Neither Vari-L nor Sirenza is aware of any regulatory or governmental approvals required to complete the asset sale.

Regulatory Matters Relating to the Dissolution (Page 97)

Vari-L is not aware of any regulatory or governmental requirements that must be complied with or approvals that must be obtained in connection with the dissolution.

SIRENZA SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following consolidated selected historical financial data should be read in conjunction with the Sirenza Microdevices, Inc. audited consolidated financial statements and related notes, and “Sirenza Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 have been derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from audited consolidated financial statements not included in this proxy statement/prospectus. The consolidated statement of operations data presented below are not necessarily indicative of results for any future period.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues:
Product revenues	$7,417	$17,248	$34,427	$19,821	$20,710
Contract manufacturing revenues	814	817	222	—	—

Total net revenues	8,231	18,065	34,649	19,821	20,710
Cost of revenues:
Cost of product revenues	4,854	9,996	14,651	17,440	8,749
Amortization of deferred stock compensation	—	140	153	140	138

Total cost of revenues	4,854	10,136	14,804	17,580	8,887
Gross profit	3,377	7,929	19,845	2,241	11,823
Operating expenses:
Research and development (exclusive of amortization of deferred stock compensation of $31, $290, $257 and $196 for the years ended December 31, 1999, 2000, 2001 and 2002, respectively	932	2,274	7,964	8,752	6,960
Sales and marketing (exclusive of amortization of deferred stock compensation of $56, $301, $279 and $262 for the years ended December 31, 1999, 2000, 2001 and 2002, respectively	1,107	2,951	5,940	5,828	5,043
General and administrative (exclusive of amortization of deferred stock compensation of $61, $573, $722 and $419 for the years ended December 31, 1999, 2000, 2001 and 2002, respectively	965	2,089	4,744	4,435	4,914
Amortization of deferred stock compensation	—	148	1,164	1,258	877
In-process research and development(1)	—	—	—	—	2,200
Amortization of acquisition related intangible assets(1)	—	—	—	—	48
Restructuring and special charges(1)	—	2,990	(282)	2,670	279
Impairment of investment in GCS(1)	—	—	—	—	2,900

Total operating expenses	3,004	10,452	19,530	22,943	23,221
Income (loss) from operations	373	(2,523)	315	(20,702)	(11,398)
Interest and other income (expense), net	(84)	17	2,353	3,452	893
Provision for income taxes	10	48	800	2,336	59

Net income (loss) applicable to common stockholders	279	(2,554)	1,868	(19,586)	(10,564)
Accretion of mandatorily redeemable convertible preferred stock	—	(21,857)	(25,924)	—	—

Net income (loss) applicable to common stockholders	$279	$(24,411)	$(24,056)	$(19,586)	$(10,564)

Basic and diluted net income (loss) per share applicable to common stockholders	$0.02	$(1.63)	$(1.09)	$(0.67)	$(0.35)

Shares used to compute basic and diluted net income (loss) per share applicable to common stockholders	15,000	15,000	22,032	29,133	29,856

	As of December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$217	$10,965	$37,683	$15,208	$12,874
Working capital (deficit)	(854)	7,746	52,972	36,811	21,923
Total assets	3,806	19,719	82,306	64,043	53,964
Long term obligations, less current portion	813	1,299	1,010	401	143
Mandatorily redeemable convertible preferred stock	—	38,857	—	—	—
Total stockholders’ equity (net capital deficiency)	10	(27,912)	68,624	54,013	44,977

(1)	See Sirenza Notes to Consolidated Financial Statements beginning on page F-8 of this proxy statement/prospectus.

VARI-L SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial data should be read in conjunction with the Vari-L audited financial statements and related notes, and “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. Certain fiscal year 2001 amounts have been reclassified to conform to the fiscal year 2002 presentation. The statement of operations data for the years ended June 30, 2001 and 2002 and the balance sheet data as of June 30, 2001 and 2002 have been derived from financial statements that have been audited by KPMG LLP, independent auditors, included elsewhere in this proxy statement/prospectus. The balance sheet data as of June 30, 2000 has been derived from financial statements that have been audited by KPMG LLP not included in this proxy statement/prospectus. The statement of operations data for the six months ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2002 have been derived from unaudited condensed financial statements included elsewhere in this proxy statement/prospectus and, in the opinion of Vari-L, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of this information when read in conjunction with the Vari-L audited financial statements and related notes included elsewhere in this proxy statement/ prospectus. Vari-L has been informed by its independent auditors that they could not express unqualified audit opinions for periods prior to June 30, 2000, based on their determination that the internal controls over inventory accounting and management systems prior to June 30, 2000 were not sufficiently reliable to enable them to audit the inventory quantities, and that they are unable to apply alternative auditing procedures to the inventory balances for periods prior to June 30, 2000. Due to the unauditable condition of Vari-L’s financial statements for periods prior to June 30, 2000 resulting from Vari-L’s insufficient internal controls over inventory accounting and management systems during such periods, shareholders are cautioned not to place undue reliance upon numbers relating to or affected by inventory for such periods, including costs of goods sold, net income or loss and equity. Accordingly, Vari-L’s management has determined that it is advisable to phase out the use of financial statements for periods prior to June 30, 2000. The statement of operations data for the year ended December 31, 1999, six months ended June 30, 2000 and twelve months ended June 30, 2000 and the balance sheet data as of December 31, 1999 have been derived from unaudited financial statements not included in this proxy statement/prospectus and, other than with respect to numbers relating to or affected by inventory as discussed in the preceding sentence, in the opinion of Vari-L, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of this information when read in conjunction with the Vari-L audited financial statements and related notes included elsewhere in this proxy statement/prospectus. Reliable information prior to January 1, 1999 cannot be prepared without unreasonable effort and expense because Vari-L’s system for internal controls over inventory accounting and management systems under prior management was inadequate during such periods. For more detail about these circumstances, please see “Vari-L Changes In and Disagreements with Accountants on Accounting and Financial Disclosure” and “The Vari-L Business—Legal Proceedings.” The statement of operations data presented below is not necessarily indicative of results for any future period.

	Year Ended December 31, 1999	Six Months Ended June 30, 2000	Year Ended June 30,			Six Months Ended December 31,
			2000	2001	2002	2001	2002
	(in thousands of dollars, except share and per share data)
Statement of Operations Data(1):
Net sales	$24,212	$17,158	$30,597	$41,377	$21,348	$11,283	$8,291
Cost of goods sold	12,811	10,311	17,540	21,747	13,647	6,750	6,128

Gross profit	11,401	6,847	13,057	19,630	7,701	4,533	2,163

Operating expenses:
Selling	3,166	1,948	3,636	4,268	2,925	1,282	1,360
General and administrative	3,651	2,440	4,436	9,664	6,418	3,380	2,973
Research and development	4,852	3,003	5,646	4,021	2,669	1,308	1,568
Expenses relating to workforce reductions and the proposed transaction with Sirenza	—	—	—	—	—	101	876
Expenses relating to accounting restatements and related legal matters, net of recoveries(2)	—	469	469	2,387	1,805	34	30

Total operating expenses	11,669	7,860	14,187	20,340	13,817	6,105	6,807

Operating (loss)	(268)	(1,013)	(1,130)	(710)	(6,116)	(1,572)	(4,644)
Other income (expense):
Interest income	262	315	460	416	48	29	9
Interest expense	(879)	(453)	(873)	(1,062)	(199)	(98)	(385)
Other, net	(32)	(28)	(35)	(43)	12	(7)	(52)

Total other income (expense)	(649)	(166)	(448)	(689)	(139)	(76)	(428)

Net (loss)	$(917)	$(1,179)	$(1,578)	$(1,399)	$(6,255)	$(1,648)	$(5,072)

Loss per share, basic and diluted	$(0.16)	$(0.17)	$(0.25)	$(0.20)	$(0.87)	$(0.23)	$(0.70)

Weighted average shares outstanding, basic and diluted	5,680,287	7,042,247	6,232,964	7,083,866	7,152,342	7,125,980	7,252,008

	As of December 31, 1999	As of June 30,			As of December 31, 2002
		2000	2001	2002
	(in thousands of dollars)
Balance Sheet Data at Period End(1):
Cash and cash equivalents	$14,721	$11,030	$2,013	$553	$138
Working capital (deficit)	7,520	6,742	7,093	1,999	(1,977)
Total assets	30,240	32,571	20,454	13,394	10,915
Notes payable and current installments of long-term obligations	11,159	11,566	1,764	1,611	3,505
Long-term obligations	102	92	1,321	55	27
Total stockholders’ equity	14,373	14,685	13,829	7,739	2,680

(1)	Reliable information prior to January 1, 1999 cannot be prepared without unreasonable effort and expense because Vari-L’s system for internal controls over inventory accounting and management systems under prior management was inadequate during such periods.
(2)	See Vari-L’s Notes to Financial Statements beginning on page F-64 of this proxy statement/prospectus.

SIRENZA HISTORICAL QUARTERLY FINANCIAL DATA

The following table presents a summary of Sirenza’s consolidated results of operations for its eight most recent quarters ended December 31, 2002. The summarized historical quarterly financial data should be read in conjunction with Sirenza’s audited consolidated financial statements and related notes, and “Sirenza Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The information for each of these quarters is unaudited and has been prepared on a basis consistent with Sirenza’s audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that Sirenza considers necessary for a fair presentation of this information when read in conjunction with its audited consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Results of operations for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	March 31, 2001	June 30, 2001	September 30, 2001(3)	December 31, 2001
	(In thousands, except per share data)
Net revenues	$7,800	$5,355	$3,188	$3,478
Gross profit (loss)	3,863	1,602	(4,312)	1,088
Amortization of deferred stock compensation	304	297	440	217
Restructuring charges(1)	—	—	—	2,670
Loss from operations	(1,662)	(3,260)	(10,344)	(5,436)
Net loss applicable to common stockholders	(580)	(1,470)	(12,438)	(5,098)
Basic and diluted net loss per share applicable to common stockholders	$(0.02)	$(0.05)	$(0.42)	$(0.17)
Shares used to compute basic and diluted net loss per share applicable to common stockholders	28,271	29,270	29,447	29,545

	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(In thousands, except per share data)
Net revenues	$4,870	$4,863	$5,206	$5,771
Gross profit(2)	3,159	2,891	2,757	3,016
Amortization of deferred stock compensation	208	208	265	196
In-process research and development(1)	—	—	2,200	—
Amortization of acquired intangible assets(1)	—	—	—	48
Restructuring charges(1)	—	—	(112)	391
Impairment of investment in GCS(1)	—	—	—	2,900
Loss from operations	(999)	(1,235)	(3,970)	(5,194)
Net loss applicable to common stockholders	(752)	(973)	(3,738)	(5,101)
Basic and diluted net loss per share applicable to common stockholders	$(0.03)	$(0.03)	$(0.13)	$(0.17)
Shares used to compute basic and diluted net loss per share applicable to common stockholders	29,780	29,862	29,869	29,912

(1)	See Sirenza Microdevices, Inc.’s Notes to Consolidated Financial Statements beginning on page F-8 of this proxy statement/prospectus.
(2)

In the first, second, third and fourth quarters of 2002, Sirenza sold inventory products that had been previously written-down of approximately $563,000, $566,000, $726,000 and $716,000, respectively. As the cost basis for previously written-down inventory is less than the original cost basis when such products are sold, cost of revenues associated with the sale is lower, which results in a higher gross margin on that sale. A significant majority of the previously written-down inventory products that were sold in the first, second, third and fourth quarters of 2002 related to a small number of products within two product lines. Sirenza recorded provisions for excess inventories for these parts as a result of a rapidly declining demand for these products due to customer program cancellations. Subsequently, Sirenza began receiving new orders for these products, which were not anticipated at the time Sirenza made the decision to record provisions for excess inventories. Sirenza expects to sell previously written-down inventory products in future periods. See the Sirenza Microdevices, Inc. Notes to Consolidated Financial Statements beginning on page F-8 and “Sirenza’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 139 of this proxy statement/prospectus.

(3)	As a result of a slowdown in Sirenza’s shipments and reduced visibility regarding Sirenza’s future sales, in the third quarter of 2001 Sirenza recorded provisions for excess inventories of $4.5 million and charges reducing the value of certain equipment of $1.5 million, and recorded a valuation allowance of $2.3 million against Sirenza’s net deferred tax assets. See Sirenza Microdevices, Inc.’s Notes to Consolidated Financial Statements beginning on page F-8 of this proxy statement/prospectus.

VARI-L HISTORICAL QUARTERLY FINANCIAL DATA

The following table presents a summary of Vari-L’s results of operations for its ten most recent quarters ended December 31, 2002. The summarized historical quarterly financial data should be read in conjunction with the Vari-L audited financial statements and related notes, and “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The information for each of these quarters is unaudited and has been prepared on a basis consistent with Vari-L’s audited financial statements appearing elsewhere in this proxy statement/prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that Vari-L considers necessary for a fair presentation of this information when read in conjunction with its audited financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Results of operations for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001(1)
	(in thousands, except per share data)
Net sales	$11,495	$10,894	$10,000	$8,988
Gross profit	5,357	5,189	5,561	3,523
Operating income (loss)	(50)	220	215	(1,095)
Net income (loss)	(201)	(10)	43	(1,231)
Basic earnings (loss) per share	$(0.03)	*	$0.01	$(0.17)
Diluted earnings (loss) per share	$(0.03)	*	$0.01	$(0.17)

	Three Months Ended
	September 30, 2001	December 31, 2001(2)	March 31, 2002	June 30, 2002(3)
	(in thousands, except per share data)
Net sales	$5,676	$5,607	$5,163	$4,902
Gross profit	2,146	2,322	1,928	1,305
Operating loss	(1,079)	(493)	(1,160)	(3,384)
Net loss	(1,120)	(528)	(1,211)	(3,396)
Basic loss per share	$(0.16)	$(0.07)	$(0.17)	$(0.47)
Diluted loss per share	$(0.16)	$(0.07)	$(0.17)	$(0.47)

	Three Months Ended
	September 30, 2002	December 31, 2002(4)
	(in thousands, except per share data)
Net sales	$3,982	$4,309
Gross profit	922	1,241
Operating loss	(2,159)	(2,485)
Net loss	(2,321)	(2,751)
Basic loss per share	$(0.32)	$(0.38)
Diluted loss per share	$(0.32)	$(0.38)

*	Loss per share is less than $0.01.
(1)	For the three months ended June 30, 2001, Vari-L recorded approximately $360,000 related to post retirement employment benefits as a result of the pending retirement of Vari-L’s Chief Scientific Officer. See “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 184 of this proxy statement/prospectus.
(2)

For the three months ended December 31, 2001, Vari-L recognized a benefit of approximately $413,000 as a result of an inventory recovery and an insurance recovery for undocumented travel advances. See “Vari-L

Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 184 of this proxy statement/prospectus.
(3)	For the three months ended June 30, 2002, Vari-L recorded approximately $1.45 million representing the cost to settle Vari-L’s private securities class action. See Vari-L’s Notes to Financial Statements beginning on page F-64 of this proxy statement/prospectus.
(4)	For the three months ended December 31, 2002, Vari-L recorded $828,000 of expenses related to workforce reductions and the proposed transaction with Sirenza. See Vari-L’s Notes to Financial Statements beginning on page F-89 of this proxy statement/prospectus.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following tables set forth the historical net loss and book value per share of Sirenza and Vari-L and the pro forma combined per share data on an unaudited basis after giving effect to the acquisition of certain assets and liabilities of Vari-L by Sirenza and the acquisition of Xemod by Sirenza using the purchase method of accounting. The data is derived from and should be read in conjunction with the Sirenza audited consolidated financial statements and related notes, the Xemod and Vari-L audited financial statements and related notes, and the unaudited financial statements and related notes and the unaudited pro forma condensed combined financial information and related notes, which are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. Neither Sirenza nor Vari-L declared any cash dividends related to their respective common stock during the periods presented.

The pro forma net loss per share for the year ended December 31, 2001 includes the consolidated net loss of Sirenza for the year ended December 31, 2001 and the net loss of Xemod for the year ended October 31, 2001. Since the fiscal years of Sirenza and Vari-L differ by more than 93 days, the pro forma net loss per share for the year ended December 31, 2001 includes the net loss of Vari-L for the twelve months ended December 31, 2001, in order to conform Vari-L’s to Sirenza’s presentation.

The pro forma net loss per share for the year ended December 31, 2002 includes the consolidated net loss of Sirenza for the year ended December 31, 2002, which includes the results of Xemod from September 11, 2002, (the date the acquisition of Xemod closed) to December 31, 2002. The pro forma net loss per share for the year ended December 31, 2002 includes the net loss of Xemod for the nine-month period ended July 31, 2002. Since the fiscal years of Sirenza and Vari-L differ by more than 93 days, the pro forma net loss per share for the year ended December 31, 2002 includes the net loss of Vari-L for the twelve months ended December 31, 2002, in order to conform Vari-L’s net loss to Sirenza’s presentation. Xemod’s revenue and net loss for the period from September 11, 2002 to December 31, 2002, which are included in Sirenza’s consolidated statement of operations for the year ended December 31, 2002 were $394,000 and ($1.2 million), respectively.

	Year Ended December 31, 2001	Year Ended December 31, 2002
Historical Sirenza
Net loss per share:
Basic and Diluted	$0.67	$0.35
Book value per share as of the end of the period(1)	$1.82	$1.50

	Year Ended June 30, 2002	Six Months Ended December 31, 2002
Historical Vari-L
Net loss per share:
Basic and Diluted	$0.87	$0.70
Book value per share as of the end of the period(1)	$1.08	$0.37

	Year Ended December 31, 2001	Year Ended December 31, 2002
Sirenza Pro Forma Combined
Net loss per share:
Basic and Diluted(2)	$1.02	$0.75
Book value per share as of the end of the period(3)		$1.49

(1)	Historical book value per share is computed by dividing total stockholders’ equity by the number of shares of Sirenza or Vari-L common stock outstanding at the end of the period.
(2)	The pro forma combined per share information is computed by dividing the pro forma net loss by Sirenza’s weighted average common shares outstanding plus the number of shares of Sirenza common stock to be issued to Vari-L. For pro forma purposes only, the number of shares of Sirenza common stock to be issued to Vari-L has been estimated assuming Vari-L will receive an aggregate amount of consideration of $13.6 million, to be decreased by the amount of any indebtedness in excess of approximately $1.4 million owed to Sirenza by Vari-L pursuant to the loan facility between them at the closing date of the asset purchase, and to be further increased or decreased by any amount of net asset adjustment as described in more detail elsewhere in this proxy statement/prospectus. Forty-five percent of the net amount of consideration described above will be paid to Vari-L in cash, and the remaining 55% shall be paid in shares of Sirenza common stock valued for such purpose at $1.44 per share. Based on the terms of the calculation above and an amount of net consideration expected to be distributed by Sirenza to Vari-L of $10.2 million ($13.6 million aggregate consideration less $3.3 million of estimated excess indebtedness, and ($105,000) of net asset adjustment), Sirenza will issue to Vari-L approximately 3.9 million shares of Sirenza common stock valued at $1.44 per share, or $5.6 million of Sirenza common stock and approximately $4.6 million in cash. Sirenza estimates that the minimum number of shares to be issued to Vari-L will be approximately 3.3 million shares. Assuming 3.3 million shares of Sirenza common stock is issued to Vari-L, the pro forma combined basic and diluted net loss per share would increase to a loss of $1.04 per share for the year ended December 31, 2001 and would increase to a loss of $0.76 per share for the year ended December 31, 2002.

The Sirenza pro forma loss per share includes effects of the acquisition of Xemod by Sirenza for both the year ended December 31, 2001 and the year ended December 31, 2002, as if the acquisition occurred on January 1, 2001. Sirenza completed its acquisition of Xemod on September 11, 2002. Excluding the pro forma effects of the acquisition of Xemod by Sirenza, pro forma combined basic and diluted net loss per share would have totaled $0.71 for the year ended December 31, 2001 and $0.63 for the year ended December 31, 2002.

(3)	Pro forma combined book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of Sirenza common stock outstanding at the end of the period assuming the proposed asset sale had occurred on that date. Pro forma combined book value per share has been presented only as of December 31, 2002, the latest date in which a balance sheet is presented in this proxy statement/prospectus. Included in Vari-L’s statements of operations for the twelve months ended December 31, 2001 and twelve months ended December 31, 2002 is $553,000 and $1.8 million, respectively, of expenses related to accounting restatements and related legal matters, net of recoveries. Any expenses related to accounting restatements and related matters subsequent to the consummation of the asset sale will remain with Vari-L and will not be assumed by Sirenza.

COMPARATIVE PER SHARE MARKET PRICE DATA

Sirenza’s Market Price Data

Sirenza’s common stock is listed on the Nasdaq National Market under the symbol “SMDI.” Public trading of the common stock commenced on May 25, 2000. This table sets forth, for the periods indicated, the range of high and low closing prices for Sirenza’s common stock as reported on the Nasdaq National Market. Sirenza’s fiscal year ends on December 31 of each year. As of March 10, 2003, Sirenza had approximately 208 stockholders of record.

	Sirenza Common Stock
	High	Low
Fiscal Year Ended December 31, 2000
Second quarter	$47.50	$15.38
Third quarter	$55.31	$32.81
Fourth quarter	$49.25	$17.75
Fiscal Year Ended December 31, 2001
First quarter	$40.25	$4.84
Second quarter	$16.90	$5.63
Third quarter	$12.30	$3.98
Fourth quarter	$8.29	$3.18
Fiscal Year Ended December 31, 2002
First quarter	$8.40	$3.81
Second quarter	$6.07	$2.02
Third quarter	$2.00	$1.15
Fourth quarter	$2.06	$1.25
Fiscal Year Ending December 31, 2003
First quarter (through March 10, 2003)	$2.05	$1.10

Vari-L’s Market Price Data

Vari-L’s common stock is listed on the Over the Counter Bulletin Board under the symbol “VARL.OB.” Formerly, Vari-L’s common stock was traded on the Nasdaq National Market until July 7, 2000, when it was suspended by Nasdaq. During the period from July 7, 2000 through September 9, 2000, there was no active public market trading of Vari-L’s common stock. Beginning on September 11, 2000, Vari-L’s common stock was quoted on the other Over the Counter market until its subsequent listing on the Over the Counter Bulletin Board on June 26, 2002. Public trading of the common stock commenced on April 20, 1994. This table sets forth, for the periods indicated, the range of high and low closing prices for Vari-L’s common stock as reported on the various public markets as described above. Vari-L’s fiscal year ends on June 30 of each year. As of March 10, 2003, Vari-L had approximately 408 shareholders of record.

	Vari-L Common Stock
	High	Low
Fiscal Year Ended June 30, 2001
First quarter (July 1 to July 7, 2000 on the Nasdaq National Market)	$12.63	$11.63
First quarter (September 11, 2000 to end of first quarter)	$6.05	$2.50
Second quarter	$4.50	$.75
Third quarter	$4.75	$1.25
Fourth quarter	$3.00	$1.25
Fiscal Year Ended June 30, 2002
First quarter	$3.50	$1.00
Second quarter	$2.50	$1.00
Third quarter	$1.75	$1.00
Fourth quarter (April 1 to June 25, 2002 on the Over the Counter market)	$1.40	$.55
Fourth quarter (June 26 to June 30 2002 on the Over the Counter Bulletin Board)	$1.15	$.60
Fiscal Year Ending June 30, 2003
First quarter	$1.05	$.45
Second quarter	$.75	$.21
Third quarter (through March 10, 2003)	$.77	$.40

Recent Closing Prices

The following table sets forth the closing per-share sales prices of Sirenza common stock as reported on the Nasdaq National Market and Vari-L common stock, as reported on the Over the Counter Bulletin Board, on October 7, 2002, the last full trading day before the public announcement of the fact that Vari-L and Sirenza were engaged in discussions regarding the proposed asset sale, and on March [__], 2003, the most recent practicable trading day prior to the printing of this proxy statement/prospectus:

	Sirenza Common Stock			Vari-L Common Stock
October 7, 2002		$1.36			$.50
March [ ], 2003	$	[ .	]	$	[ .	]

Following the transaction, Sirenza common stock will continue to be listed on the Nasdaq National Market, and, until the proposed dissolution of Vari-L, Vari-L’s common stock will continue to be quoted on the Over the Counter Bulletin Board or its planned successor, the Bulletin Board Exchange. After the Vari-L common stock ceases to be quoted on the Over the Counter Bulletin Board, or the Bulletin Board Exchange, the ability to buy and sell shares of Vari-L common stock will be materially impaired, which would likely have a material effect on the price of Vari-L’s common stock.

Other than certain dividends paid by Sirenza to the holders of Sirenza’s common stock while Sirenza operated as an S corporation for federal tax purposes prior to October 1999, neither Sirenza nor Vari-L has ever declared or paid cash dividends on its common stock. The policy of Sirenza is to retain earnings for use in its businesses. While Vari-L intends to make one or more distributions to its shareholders out of the net proceeds from the cash and/or Sirenza shares received in the asset sale, Vari-L cannot predict at this time the timing or amount, if any, of any such distributions or whether such distributions will be in cash, Sirenza common stock or both.

RISK FACTORS

When you decide whether to vote for approval of the asset sale and the dissolution, you should consider the following factors in conjunction with the other information included in this proxy statement/prospectus. The following are important factors which could cause actual results or events to differ materially from those contained in any forward looking statements made by or on behalf of Vari-L or Sirenza. If Vari-L or Sirenza are adversely affected by such risks, then the trading price of Vari-L or Sirenza’s common stock could decline, and you could lose all or part of your investment.

Risks Relating to the Asset Sale and the Dissolution of Vari-L

Vari-L cannot determine at this time whether any distributions will be made to its shareholders or the amount or timing of any such distributions, because there are many factors, some of which are outside of Vari-L’s control, that could affect Vari-L’s ability to make distributions to its shareholders.

Vari-L cannot determine at this time whether or when it will be able to make any distributions to its shareholders or the amount of any such distributions, because those determinations depend on a variety of factors, including, but not limited to, whether the asset sale closes, the timing of the closing, the amount of additional indebtedness incurred under the Sirenza loan facility, the amount of the net asset adjustment, if any, restrictions upon Vari-L’s ability to make distributions in the asset purchase agreement, the cost of operating Vari-L from the closing of the asset sale through the date of Vari-L’s final dissolution, the amount of Vari-L’s debts and liabilities to be paid in the future, the resolution of pending litigation and other contingent liabilities, general business and economic conditions and other matters. The amount of proceeds from the asset sale and the amount to be distributed to Vari-L shareholders, if any, is subject to significant uncertainties, many of which are beyond Vari-L’s control. Examples of uncertainties that could reduce the value of or eliminate distributions to Vari-L shareholders include the following:

•	increases in the amount of Vari-L’s liabilities and obligations or estimated costs and expenses of the asset sale and the operation of Vari-L until at least March 31, 2004, which, unless indemnity claims totaling at least $3,412,500 have been made by Sirenza and its related parties under the asset purchase agreement and have been paid in full by Vari-L prior to such date, is the earliest possible date upon which the dissolution could occur;

•	if liabilities of Vari-L that are unknown or contingent later arise or become fixed in amount and must be satisfied or reserved for as part of the dissolution;

•	delays in completing the asset sale or delays beyond March 2004 of the dissolution of Vari-L that could result in additional expenses and result in reductions in distributions to Vari-L shareholders;

•	a decline in the value of Sirenza common stock prior to the time Vari-L is reasonably able to dispose of such shares; and

•	claims by Sirenza under the indemnity provisions of the asset purchase agreement.

For the foregoing reasons, there can be no assurance that there will be any distributions to Vari-L shareholders, or as to the amount of such distributions, even if the asset sale is completed. As of the date of this proxy statement/prospectus, in addition to the initial draw of $1,353,862, Vari-L has borrowed approximately $[3,745,000] (including accrued interest) from Sirenza under the loan facility. Vari-L also estimates that it will not need to borrow additional amounts under the Sirenza loan facility between the date of this proxy statement/prospectus through the closing of the asset sale, although no assurance may be given in this regard. As of the date of this proxy statement/prospectus, Vari-L anticipates that its outstanding liabilities after the closing of the asset sale (together with its estimated liabilities to be incurred by Vari-L between the closing date of this proxy statement/prospectus and the final dissolution of Vari-L) will be at least $[3,171,000], and may be significantly more. Thus, based upon the assumptions described under “The Plan of Dissolution—Liquidating Distributions; Nature; Amount; Timing,” Vari-L expects that the amount available for distribution to its shareholders will be no more than $[6,041,000] in the aggregate (or $[0.65] per share after giving effect to the issuance of two million shares of Vari-L’s common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described in “The Vari-L Business—Legal Proceedings”). However, if such assumptions prove to be incorrect, or if Vari-L were to incur unanticipated liabilities, the proceeds that Vari-L’s shareholder may receive may be substantially less or none at all.

You should not place undue reliance upon Sirenza’s and Vari-L’s past public statements regarding anticipated future results for the combined company and anticipated benefits of the asset sale; you should evaluate them in light of the risks and other information described below and throughout this proxy statement/prospectus.

Following the execution of the asset purchase agreement, both Sirenza and Vari-L made public forward-looking statements regarding the anticipated results for the combined company and benefits of the asset purchase, including:

•	A statement on January 21, 2003 that the midpoint of the combined company revenues for the year ending December 31, 2003 was expected to be $45 million, with a 10% band on either side of that number, with the revenue split roughly evenly between Sirenza and Vari-L, with Sirenza possibly contributing 55%;

•	A statement on January 21, 2003 that the combined company GAAP net income (loss) for the year ending December 31, 2003 was expected to be in the range of breakeven to a $1.0 million loss, or a basic earnings per share of zero cents to negative three cents;

•	A statement on January 21, 2003 to the effect that the asset sale was expected to be accretive to pro forma earnings in the first full fiscal quarter following the closing of the asset sale, and that the combined company was expected to be pro forma profitable and cash flow positive in the second full fiscal quarter following the closing (for purposes of this statement, pro forma results excluded all amortization of intangible assets, deferred stock compensation and restructuring and relocation costs);

•	A statement on December 3, 2002 that Vari-L was expected to wind-down its operations and conclude any distributions to Vari-L shareholders by the end of the second fiscal quarter of 2004;

•	A statement on December 2, 2002 that it was anticipated that the combined company would reduce headcount by approximately 20% across all functions with general and administrative headcount reduced by nearly 40%; and

•	A statement on December 2, 2002 that the consolidation of the two companies could yield a total savings of approximately $10 million to $11 million per year on a run-rate basis.

Sirenza and Vari-L wish to caution you that these forward-looking statements are in fact predictions that are subject to numerous risks and uncertainties, and that actual events or results may differ materially. The factors that could cause actual results or events to differ materially include each of the factors set forth under the heading “Risk Factors” in this proxy statement / prospectus as well as the factors discussed below. For example, the results discussed in these forward-looking statements may not be achieved if the asset sale is delayed or does not close, or if Sirenza fails to timely and efficiently integrate the assets, management teams, and processes of Vari-L or to timely and efficiently execute its anticipated consolidation of manufacturing facilities in the Denver area. These results also may not be achieved if Sirenza management, which has not previously operated Vari-L’s business, has unanticipated difficulty doing so.

It is also important to understand that these statements were made based on facts and circumstances existing, and assumptions made, on the dates referenced above. As clearly noted at the time the respective statements were made, neither Sirenza nor Vari-L intended to update such statements for changes in facts, circumstances and assumptions occurring after the date that each such statement was made. Facts, circumstances and assumptions can and do change over time, and these changes can cause the expectations referenced above to change, perhaps materially. In fact, some of the statements made in January had changed from statements made one month earlier due to changes in facts and circumstances and related assumptions that occurred after the date that the statement was originally made. The statements referenced above have not been updated since the respective dates referenced above on which each such statement was originally made. Thus, by [April 16], 2003, the expected date of the Vari-L meeting of shareholders, the statements above will not reflect changes in facts, circumstances and assumptions that may occur for periods of approximately three to four-and-a-half months depending on the particular statement.

The forward-looking statements referenced above are based upon numerous assumptions. These assumptions often are developed based on incomplete information and information provided by third parties. For example, Sirenza’s estimate of the anticipated revenue of the combined company for the year ending December 31, 2003 was based, in part, on information provided by Vari-L of which Sirenza has no direct knowledge. In addition, whether such assumptions ultimately prove to be accurate is typically, either directly or indirectly, outside the control of Sirenza, Vari-L or both. Types of assumptions applicable to one or more of the forward-looking statements above include:

•	the amount that Vari-L will draw down on the loan facility;

•	the effect of the net asset adjustment on the purchase price and the number of shares of Sirenza common stock to be issued to Vari-L;

•	the amount and type of Vari-L liabilities;

•	the closing date of the asset sale;

•	how efficiently the combined company’s officers can integrate and manage the combined company’s operations;

•	the response of the current customers of Sirenza and Vari-L to the asset sale;

•	the level of demand the combined company will see in the future from the current customers of Sirenza and Vari-L;

•	whether the telecom industry will experience further slowdowns;

•	the amount of costs associated with restructuring;

•	the amount of the final valuation of Vari-L’s intangible assets;

•	the amount of charges and transaction expenses associated with the asset purchase;

•	the amount of revenue Sirenza and Vari-L contribute to the combined company;

•	whether the combined company will timely and efficiently integrate its assets, management teams and company processes;

•	how successful the combined company will be at realizing anticipated cost savings;

•	whether the combined company will encounter more than anticipated costs or difficulties in the consolidation of facilities in Denver;

•	whether Vari-L will encounter unanticipated liabilities or greater than anticipated liabilities;

•	when Vari-L will resolve its contingent liabilities; and

•	whether Vari-L will encounter unanticipated difficulties in liquidating its assets.

If any one of these assumptions proves to be flawed, or the risks referred to above materialize, the actual events and results may differ materially from the events and results anticipated in the statements described above.

If the purchase agreement is terminated under certain circumstances, Vari-L will incur substantial costs.

If the purchase agreement is terminated under certain circumstances, Vari-L will be obligated to pay Sirenza a $1.0 million termination fee, in addition to all expenses and costs if a lawsuit is required in order to obtain payment. You are encouraged to review the more detailed discussion of the circumstances triggering this $1.0 million termination fee which is set forth in this proxy statement/prospectus under the heading “Material Terms of the Asset Purchase Agreement—Termination of the Asset Purchase Agreement; Termination Fees.”

Whether or not the asset sale is completed, Vari-L may not be able to pay, or provide for the payment of, all of its liabilities and obligations. If the asset sale were not completed, and if Vari-L were unable to secure an alternative source of working capital or to enter into an alternative business combination transaction, Vari-L likely would be forced to resort to bankruptcy protection, in which case there may be no assets available for distribution to Vari-L shareholders.

While the loan facility provides for up to $5.3 million of credit to be made available to Vari-L through September 2003, Vari-L has defaulted on a loan covenant requiring its rolling three-month net operating loss not to exceed $1,585,000 as of December 31, 2002. Vari-L has also defaulted on a covenant requiring its rolling three-month cash used in operations not to exceed $1,174,000 as of February 28, 2003. Each of these defaults gives Sirenza the right to discontinue funding and accelerate Vari-L’s obligation to repay the loans outstanding thereunder. While Sirenza has not exercised its rights to date, it has reserved the right to do so in the future. If the asset sale is not completed and Vari-L is unable to quickly identify an alternative source of working capital or to enter into an alternative business combination transaction, Vari-L believes that it is likely that it will file for or be forced to resort to bankruptcy protection. In this event, it is extremely unlikely that Vari-L would be able to pay, or provide for the payment of, all of its liabilities and obligations, and, therefore, there would be no assets available for distribution to Vari-L’s shareholders. Even if the parties complete the asset sale, the proceeds received at the closing may not be sufficient to pay, or provide for the payment of, all of Vari-L’s known and unknown liabilities and obligations. If the proceeds from the asset sale together with Vari-L’s other assets were insufficient to pay or provide for the payment of Vari-L’s liabilities and other obligations, it is likely that Vari-L could be required to file for or be forced to resort to bankruptcy protection. Further, if there are insufficient proceeds from the asset sale to pay or otherwise provide for the liabilities and obligations of Vari-L, there will be no assets available for distribution to Vari-L’s shareholders.

Vari-L’s current shareholders will be diluted by Vari-L’s issuance of shares in connection with the settlement of its shareholder class action lawsuit.

In connection with the anticipated settlement of the shareholder class action lawsuit described in “The Vari-L Business—Legal Proceedings,” Vari-L has executed a stipulation of settlement which requires Vari-L to issue 2.0 million shares of its common stock, subject to certain anti-dilution adjustments, to members of the class. Because the consideration to be received by Vari-L in the asset sale is fixed at a specific aggregate amount rather than as a per share amount, the issuance of the 2.0 million settlement shares will have a dilutive effect on Vari-L’s current shareholders and decrease the amount of per share distributions that they would otherwise have received.

Even if Vari-L’s shareholders approve the asset sale, the asset sale may not be completed.

The completion of the asset sale is subject to numerous conditions. Even if shareholders of Vari-L holding a majority of the outstanding shares of Vari-L common stock vote to approve the asset sale and the dissolution, Vari-L cannot guarantee that the asset sale will be completed. For example, one of the closing conditions of the asset sale is the final settlement of the shareholder class action lawsuit described in “The Vari-L Business—Legal Proceedings.” If the final settlement of this lawsuit is not approved by the court, this condition will not be met and the asset sale will not be completed unless Sirenza waives this closing condition. If the asset sale is not completed and Vari-L were unable to secure an alternative source of working capital or to enter into an alternative business combination transaction in connection with the repayment of the Sirenza loan facility, Vari-L likely would be forced to resort to bankruptcy protection.

Vari-L’s obligation to negotiate exclusively with Sirenza regarding a proposed acquisition, and Sirenza’s right of first refusal on competing acquisition offers for Vari-L, each as contained in the right of first refusal and exclusivity agreement entered into in connection with the loan facility, may continue for some time after the termination of the asset purchase agreement, which could make it more difficult for Vari-L to complete an alternative business combination transaction.

The proceeds from the sale of the Sirenza common stock received in the asset sale are uncertain.

If the transactions contemplated by the asset purchase agreement are completed, Sirenza will issue shares to Vari-L based on an average trading price for Sirenza common stock calculated as of the signing date of the asset purchase agreement. Furthermore, Vari-L or its shareholders may not be able to promptly resell the shares as a result of market conditions, securities laws restrictions, restrictions contained in the asset purchase agreement, or other factors. Accordingly, Vari-L and its shareholders will bear market risk with respect to a decline in the trading price of Sirenza’s stock between the signing of the asset purchase and the time such shares are resold.

Failure to complete the asset sale could cause Vari-L’s stock price to decline.

If the asset sale is not completed, Vari-L’s stock price may decline due to any or all of the following potential consequences:

•	Vari-L may not be able to dispose of its assets for values equaling or exceeding those currently estimated by Vari-L; in particular, the assets that are the subject of the asset sale will likely be substantially diminished in value;

•	If the asset sale is not completed and Vari-L were unable to secure an alternative source of working capital or to enter into an alternative business combination transaction, Vari-L likely would be forced to resort to bankruptcy protection;

•	Vari-L’s costs related to the asset sale, such as legal, accounting and financial advisor fees, must be paid even if the asset sale is not completed; and

•	Vari-L may have difficulty retaining its key remaining personnel.

In addition, if the asset sale is not completed, Vari-L’s stock price may decline to the extent that the current market price of Vari-L common stock reflects a market assumption that the asset sale will be completed.

Vari-L’s board of directors may abandon or delay implementation of the plan of dissolution even if it is approved by Vari-L’s shareholders.

Vari-L’s board of directors has adopted a plan of dissolution for the dissolution and winding-up of Vari-L following the later of March 31, 2004 and the date that all claims made by Sirenza and its related indemnitees under the asset purchase agreement prior to such date have been resolved. Even if the plan of dissolution is approved and adopted by Vari-L’s shareholders, Vari-L’s board of directors has reserved the right, in its discretion, to abandon or delay implementation of the plan of dissolution for various reasons, including in connection with its fiduciary duties to Vari-L’s shareholders and/or creditors as the case may be. Following completion of the asset sale, Vari-L will continue to exist as a public shell company until it is dissolved. Public companies that exist as non-operating shell entities have from time to time been the target of reverse acquisitions by private companies seeking to bypass the costly and time-intensive registration process to become publicly traded companies. If Vari-L becomes the target of a successful reverse acquisition, the new board of directors of Vari-L could potentially decide to either delay or completely abandon the dissolution, and Vari-L shareholders may not receive any proceeds that would have otherwise been distributed prior to, or in connection with, the dissolution.

Vari-L’s shareholders may be liable to creditors of Vari-L for an amount up to the amount received from Vari-L if Vari-L’s reserves for payments to creditors are inadequate.

If the plan of dissolution is approved by Vari-L’s shareholders, and the board of directors of Vari-L determines to proceed with the dissolution of Vari-L, articles of dissolution will be filed with the State of Colorado. After the articles of dissolution are filed, Vari-L’s operations will be limited to winding-up its business and affairs, disposing of its property, discharging its liabilities and distributing to its shareholders any remaining assets. In addition, Vari-L may prosecute lawsuits and may be subject to lawsuits for at least two years after the articles of dissolution are filed. If Vari-L fails to create an adequate contingency reserve for payment of its expenses and liabilities during this two-year period, each Vari-L shareholder could be held liable for payment to Vari-L’s creditors of such shareholder’s pro rata share of amounts owed to creditors in excess of the contingency reserve. The liability of any shareholder would be limited to the amounts previously received by such shareholder from Vari-L (and from any liquidating trust or trusts). Accordingly, in such event a shareholder could be required to return all distributions previously made to such shareholder. In such event, a shareholder could receive nothing from Vari-L under the plan of dissolution. Moreover, in the event a shareholder has paid taxes on amounts previously received, a repayment of all or a portion of such amount could result in a shareholder incurring a net tax cost if the shareholder’s repayment of an amount previously distributed does not cause a commensurate reduction in taxes payable. There can be no assurance that the contingency reserve established by Vari-L will be adequate to cover any expenses and liabilities. However, Vari-L intends to exercise caution in making distributions to shareholders in order to minimize this type of risk.

If Vari-L fails to retain the services of appropriate personnel, the plan of dissolution may not succeed.

The success of the plan of dissolution depends in large part upon Vari-L’s ability to retain the services of qualified personnel who will be charged with operating Vari-L following the closing of the asset sale. The retention of qualified personnel may be particularly difficult under Vari-L’s current circumstances. There can be no assurance that Vari-L will be successful in retaining the services of such qualified personnel or that Vari-L will be able to retain the services of such qualified personnel for the amounts it is willing to pay for such services.

Vari-L’s CEO and director may have a potential conflict of interest in recommending approval of the asset sale and the plan of dissolution.

Charles R. Bland, Vari-L’s President, Chief Executive Officer and director, has amended his existing employment agreement with Vari-L to provide for certain post termination benefits and has executed an offer letter with Sirenza which will be effective upon the closing of the asset sale. Thus, he may be deemed to have a conflict of interest in recommending approval of the asset sale and plan of dissolution. In addition, certain of the other officers of Vari-L will become employees of Sirenza, have amended their employment agreements with Vari-L, have executed offer letters with Sirenza effective upon the closing of the asset sale and/or will receive a bonus payment from Vari-L upon the closing of the asset sale.

Vari-L and its shareholders will be exposed to a number of tax-related risks in connection with the asset sale and upon dissolution of Vari-L.

The asset sale will be treated as a taxable sale of assets, and Vari-L will report a taxable gain. The proceeds of the transaction for this purpose will include, in addition to the cash paid by Sirenza, the liabilities of Vari-L to be assumed by Sirenza and the fair market values, as of the closing date, of the Sirenza stock to be issued at closing. Vari-L will also recognize a gain or loss on its subsequent liquidation, including gain or loss resulting from appreciation or depreciation (after the closing date) in the values of the Sirenza stock. If the gains recognized by Vari-L as a result of the asset sale and subsequent liquidation exceed the available loss carryforwards by a substantial amount, Vari-L may be exposed to a tax obligation exceeding the cash available to it to pay such obligation. The dissolution will also be taxable to the Vari-L shareholders, and a shareholder will be subject to tax if the fair market value of the liquidating distributions received (or deemed received, since a distribution could in the first instance be made to a liquidating trust) exceed the shareholder’s basis in its Vari-L stock. Vari-L shareholders would also be taxed on gains and losses realized by the liquidating trust. Because there can be no assurance that distributions from such a trust would be available for this purpose, Vari-L shareholders may have to satisfy any resulting tax obligations from other resources.

Failure to hire and retain key employees could diminish the benefits of the asset sale to Sirenza.

The successful integration of the Vari-L assets into Sirenza’s current business operations will depend in part on the hiring and retention of personnel critical to the business and operations of Sirenza and the Vari-L business. Although four officers of Vari-L have signed offer letters with Sirenza effective as of the closing of the asset sale, such agreements are terminable at will by either party. Furthermore, the Vari-L employees to be hired by Sirenza in connection with the asset sale have technical and engineering expertise that is in high demand and short supply. Sirenza may be unable to retain such personnel that are critical to the successful integration of the Vari-L assets, which may result in loss of key information, expertise or know-how and unanticipated additional recruiting and training costs and otherwise diminishing anticipated benefits of the asset sale for Sirenza and its stockholders.

If Sirenza is not successful in integrating Vari-L’s business, Sirenza’s operations may be affected.

Sirenza’s ability to realize some of the anticipated benefits of the asset purchase will depend in part on Sirenza’s ability to integrate the assets purchased from Vari-L into Sirenza’s current operations in a timely and efficient manner. This integration may be difficult and unpredictable because Sirenza’s current products are highly complex and have been developed independently from those of Vari-L. Successful integration requires coordination of different development and engineering teams. If Sirenza cannot successfully integrate the Vari-L assets with its operations, Sirenza may not realize some of the expected benefits of the asset purchase. In connection with the asset purchase, Sirenza intends to relocate its manufacturing and general and administrative functions from Sunnyvale, California to Denver, Colorado. This move may disrupt Sirenza’s operations, and Sirenza may encounter difficulty in leasing a new site suitable for its needs. Either of these events could materially and adversely effect Sirenza’s business, financial condition or results of operations.

Risks Relating to Sirenza

Any acquisitions of companies or technologies by Sirenza, including Sirenza’s proposed acquisition of Vari-L’s assets, may result in distraction of Sirenza’s management and disruptions to Sirenza’s business.

Sirenza may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise, as was the case in the third quarter of 2002 when Sirenza acquired Xemod Incorporated. From time to time, Sirenza may engage in discussions and negotiations with companies regarding the possibility of its acquiring or investing in their businesses, products, services or technologies, as was the case in the fourth quarter of 2002 when Sirenza announced its entry into the asset purchase agreement with Vari-L. Sirenza may not be able to identify suitable acquisition or investment candidates in the future, or if it does identify suitable candidates, may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If Sirenza acquired or invested in another company, it could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for Sirenza. These difficulties could disrupt Sirenza’s ongoing business, distract its management and employees, increase its expenses and adversely affect its results of operations. Furthermore, Sirenza may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to Sirenza’s existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, if impaired, will negatively affect Sirenza’s consolidated results of operations.

In September 2002, Sirenza completed its acquisition of Xemod, a California corporation and a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. Sirenza evaluates and may enter into other acquisitions or investment transactions on an ongoing basis. The recent acquisition of Xemod and the proposed acquisition of substantially all of Vari-L’s assets increase both the scope and consequence of ongoing integration risks. Sirenza may not successfully address the integration challenges in a timely manner, or at all, and Sirenza may not realize the anticipated benefits or synergies of either transaction, or of any other transaction to the extent, or in the timeframe, anticipated. Moreover, the timeframe for achieving benefits may be dependent partially upon the actions of employees, suppliers or other third parties. For example, to the extent that the closing of the proposed acquisition of Vari-L’s assets is delayed for any reason, Sirenza and Vari-L will also be delayed or prevented from realizing any cost savings they hope to achieve by consolidating their operations. Similarly, to the extent that future demand by OEMs for integration by component suppliers is lower than expected or fails to materialize, Sirenza may not realize many of the strategic advantages it hopes to achieve through the proposed purchase of Vari-L’s assets.

Even if an acquisition or alliance is successfully integrated, Sirenza may not receive the expected benefits of the transaction. Managing acquisitions requires varying levels of management resources, which may divert Sirenza’s attention from other business operations. These transactions also have resulted and may in the future result in significant costs and expenses and charges to earnings. In the case of the Xemod acquisition, these costs and expenses include those related to severance pay, charges from the elimination of duplicative facilities, in-process research and development charges, legal, accounting and financial advisory fees. Moreover, Sirenza has incurred and will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the transaction, and, to the extent the value of goodwill acquired in connection with the transaction becomes impaired, Sirenza may be required to incur material charges relating to the impairment of that asset. In addition, any completed, pending or future transactions may contribute to financial results of the combined company that differ from the investment community’s expectations in a given quarter, and may result in Sirenza’s incurring unanticipated expenses or liabilities associated with the acquired assets or businesses.

Sirenza’s stock price may be extremely volatile.

Sirenza’s stock price has been highly volatile since its initial public offering. Sirenza expects that this volatility will continue in the future due to factors such as:

•	general market and economic conditions;

•	actual or anticipated variations in operating results;

•	announcements of technological innovations, new products or new services by Sirenza or by its competitors or customers;

•	changes in financial estimates or recommendations by stock market analysts regarding Sirenza or its competitors;

•	announcements by Sirenza or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by Sirenza’s customers regarding end market conditions and the status of existing and future infrastructure network deployments;

•	additions or departures of key personnel; and

•	future equity or debt offerings or its announcements of these offerings.

In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations have in the past and may in the future materially adversely affect Sirenza’s stock price, regardless of its operating results.

Also, Sirenza’s stock price is currently trading below $5.00, which typically reduces the number of its institutional investors and increases the number of its retail investors. This may have the effect of increased volatility in Sirenza’s stock price.

Sirenza may not meet quarterly financial expectations, which could cause Sirenza’s stock price to decline.

Sirenza’s quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors related to its industry and the markets for its products, over many of which Sirenza has little or no control. Sirenza operates in a highly dynamic industry and future results could be subject to significant fluctuations, particularly on a quarterly basis. These fluctuations could cause Sirenza to fail to meet quarterly financial expectations, which could cause its stock price to decline rapidly and significantly. For example, on October 9, 2001 and March 12, 2001, Sirenza publicly announced revised lowered expectations of financial results for the quarters ending September 30, 2001 and March 31, 2001, respectively and the fiscal year ending December 31, 2001. Subsequently, the trading price of Sirenza’s common stock declined, which had a substantial negative effect on the value of any investment in such stock. Factors contributing to the volatility of Sirenza’s stock price include:

•	general economic growth or decline;

•	wireless and wireline industry conditions generally and demand for products containing RF components specifically;

•	changes in customer purchasing cycles and component inventory levels;

•	the timing and success of new product and technology introductions by Sirenza or Sirenza’s competitors;

•	market acceptance of Sirenza’s products;

•	availability of raw materials, semiconductor wafers and manufacturing capacity or fluctuations in Sirenza’s manufacturing yields;

•	changes in selling prices for Sirenza’s integrated circuits due to competitive or currency exchange rate pressures;

•	changes in Sirenza’s product mix;

•	changes in the relative percentage of products sold through distributors as compared to direct sales; and

•	changes in the relative percentage of new products sold compared to older products.

Due to the factors discussed above, investors should not rely on quarter-to-quarter comparisons of Sirenza’s results of operations as indicators of future performance.

Sirenza’s growth primarily depends on the growth of the infrastructure for wireless and wireline communications. If this market does not grow, or if it grows at a slow rate, demand for Sirenza’s products will fail to grow or diminish.

Sirenza’s success will depend in large part on the growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. Sirenza cannot assure you that the market for these infrastructure products will grow at all. Sirenza continues to observe softness in the wireless and wireline infrastructure markets related to a general economic slowdown, which has impacted its entire segment. There have been announcements throughout the worldwide telecommunications industry of current and planned reductions in component inventory levels and equipment production volumes, and of delays in the build-out of new wireless and wireline infrastructure. These trends have had an adverse effect on Sirenza’s operations and caused it in the past to lower its previously announced expectations for its financial results, which caused the market price of its common stock to decrease.

These trends contributed to Sirenza’s decision in the fourth quarter of 2001 and 2002 to implement workforce reductions and consolidations of excess facilities resulting in restructuring charges of $2.7 million and $391,000, respectively. These same trends contributed to Sirenza’s decision in the second half of 2001 to record provisions for excess inventories of $4.7 million, charges reducing the value of certain equipment of $1.6 million and recording a valuation allowance of $2.3 million against its net deferred tax assets, and to the impairment of Sirenza’s investment in GCS in the fourth quarter of 2002 requiring a write-down of the investment by $2.9 million.

If the economic trends described above were to worsen it would likely result in lower sales for Sirenza’s products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by Sirenza to reduce its operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of Sirenza’s operations and the market price of its common stock.

Fluctuations in supply and demand for semiconductor products could adversely impact Sirenza’s business.

The semiconductor industry has historically been characterized by wide fluctuations in supply and demand for semiconductor products. From time to time, demand for semiconductor products has decreased, often in connection with, or in anticipation of, major additions of wafer fabrication capacity or maturing product cycles or due to general economic conditions, as is the case currently.

These trends contributed to Sirenza’s decision in the fourth quarter of 2001 and 2002 to implement workforce reductions and consolidations of excess facilities resulting in restructuring charges of $2.7 million and $391,000, respectively. These same trends contributed to Sirenza’s decision in the second half of 2001 to record provisions for excess inventories of $4.7 million, charges reducing the value of certain equipment of $1.6 million and recording a valuation allowance of $2.3 million against its net deferred tax assets, and to the impairment of Sirenza’s investment in GCS in the fourth quarter of 2002 requiring a write-down of the investment by $2.9 million.

If the economic trends described above were to worsen it would likely result in lower sales for Sirenza’s products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by Sirenza to reduce Sirenza’s operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of Sirenza’s operations and the market price of its common stock.

The timing of the adoption of industry standards may negatively impact widespread market acceptance of Sirenza’s products.

The markets in which Sirenza and its customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by Sirenza or its customers’ products, such as 2.5G and 3G, fail to gain widespread commercial acceptance, Sirenza’s business will be significantly impacted. For example, in 2001 and 2002 the installation of 2.5G and 3G equipment occurred at a much slower rate than was initially expected. In addition, while historically the demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, such adoption generally only occurs following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process have in the past and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by Sirenza’s customers. For example, in 2001 and 2002 the delay in agreement over certain 3G standards contributed to the delay of the installation of 3G equipment worldwide.

These trends contributed to Sirenza’s decision in the fourth quarter of 2001 and 2002 to implement workforce reductions and consolidations of excess facilities resulting in restructuring charges of $2.7 million and $391,000, respectively. These same trends contributed to Sirenza’s decision in the second half of 2001 to record provisions for excess inventories of $4.7 million, charges reducing the value of certain equipment of $1.6 million and recording a valuation allowance of $2.3 million against its net deferred tax assets, and to the impairment of Sirenza’s investment in GCS in the fourth quarter of 2002 requiring a write-down of the investment by $2.9 million.

If the economic trends described above were to continue or worsen it would likely result in lower sales for Sirenza’s products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by Sirenza to reduce its operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of Sirenza’s operations and the market price of Sirenza’s common stock.

Sirenza’s reliance on third-party wafer fabs to manufacture Sirenza’s semiconductor wafers may cause a significant delay in its ability to fill orders and limits its ability to assure product quality and to control costs.

Sirenza does not own or operate a semiconductor fabrication facility. Sirenza currently relies on three third-party wafer fabs to manufacture substantially all of its semiconductor wafers. These fabs are TRW for Gallium Arsenide, or GaAs, Atmel for Silicon Germanium, or SiGe, and TriQuint Semiconductors for Sirenza’s discrete devices. A majority of Sirenza’s products sold in 2001 and in 2002 were manufactured in GaAs by TRW and SiGe by Atmel. Atmel is currently Sirenza’s sole source supplier for SiGe wafers and has provided Sirenza with a commitment for a supply of wafers through September of 2004. The supply agreement with TRW provides Sirenza with a commitment for a supply of wafers through December 31, 2003. The loss of one of Sirenza’s third-party wafer fabs, in particular TRW or Atmel, or any delay or reduction in wafer supply, will impact Sirenza’s ability to fulfill customer orders, perhaps materially, and could damage its relationships with its customers, either of which would significantly harm its business and operating results. Because there are limited numbers of third-party wafer fabs that use the particular process technologies Sirenza selects for its products and that have sufficient capacity to meet its needs, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments, adversely effecting its results of operations.

Nortel Networks has historically supplied Sirenza with the wafers used in the production of Sirenza’s NGA line of products. These products are manufactured using a process technology called Indium Gallium Phosphide Heterojunction Bipolar Transistor, or InGaP HBT. The NGA product line consists of seven products. In 2002, Sirenza sold approximately $2.2 million of these products, which represented approximately 11% of Sirenza’s sales for that period. Nortel Networks has notified Sirenza that they are changing their fabrication process. As a result, Nortel Networks will no longer be able to support Sirenza’s products. Sirenza is transferring the fabrication of the products made at Nortel Networks to Global Communication Semiconductors, Inc., or GCS, who has a comparable fabrication process. When the transfer is complete, GCS will be Sirenza’s sole source for wafers using the InGaP HBT process technology. These products will require minor design changes as Sirenza transitions to the GCS fabrication process and, to date, Sirenza has not purchased significant quantities of production wafers from GCS. The unsuccessful or delayed transfer of Sirenza’s products to GCS could result in its having an insufficient supply of InGaP HBT wafers that meet its specifications in a timely manner. This would impact Sirenza’s ability to fulfill customer orders, perhaps materially, and could damage its relationships with its customers, either of which would significantly harm its business and operating results.

Sirenza has begun introducing products that are fabricated at RF Micro Devices, or RFMD. The unsuccessful fabrication of these products by RFMD, or Sirenza’s inability to obtain a sufficient supply of these products in a timely manner would impact Sirenza’s ability to fulfill customer orders, perhaps materially, and could damage its relationships with its customers, either of which would significantly harm its business and operating results.

Sirenza’s reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of Sirenza’s components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Sirenza expects that Sirenza’s customers will continue to establish demanding specifications for quality, performance and reliability that must be met by Sirenza’s products. Sirenza’s third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. These risks are heightened with respect to Sirenza’s newer third-party wafer fabs, particularly GCS and RFMD, which have not yet produced wafers in volume for Sirenza. To the extent Sirenza’s third-party wafer fabs suffer failures or defects, Sirenza could experience lost revenues, increased costs, and delays in, cancellations or rescheduling of orders or shipments, any of which would harm Sirenza’s business.

In the past, Sirenza has experienced delays in product shipments from Sirenza’s third-party wafer fabs, quality issues and poor manufacturing yields, which in turn delayed product shipments to Sirenza’s customers and resulted in higher costs of production and lower gross margins. Sirenza may in the future experience similar delays or other problems, such as inadequate wafer supply.

Product quality, performance and reliability problems could disrupt Sirenza’s business and harm Sirenza’s financial condition.

Sirenza’s customers demand that Sirenza’s products meet stringent quality, performance and reliability standards. RF components such as those Sirenza produces may contain undetected defects or flaws when first introduced or after commencement of commercial shipments. Sirenza has from time to time experienced product quality, performance or reliability problems. In addition, some of Sirenza’s products are manufactured using process technologies that are relatively new and for which long-term field performance data are not available. As a result, defects or failures have in the past, and may in the future occur relating to Sirenza’s product quality, performance and reliability. If these failures or defects occur or become significant, Sirenza could experience lost revenues, increased costs, including inventory write-offs, warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would harm Sirenza’s business.

Sirenza’s $7.5 million strategic investment in GCS, a privately held semiconductor foundry, could ultimately be further impaired or never redeemed, which could have a material adverse impact on Sirenza’s results of operations.

In the first quarter of 2002, Sirenza converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry, in exchange for 12.5 million shares of Series D-1 preferred stock valued at $0.60 per share. Sirenza’s total investment of $7.5 million represented approximately 14% of the outstanding voting shares of GCS at that time.

Sirenza accounted for Sirenza’s investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as Sirenza’s investment represents less than 20% of the voting stock of GCS and Sirenza cannot exercise significant influence over GCS. The investment in GCS has been classified as a non-current asset on Sirenza’s consolidated balance sheet.

On a quarterly basis, Sirenza evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of Sirenza’s investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain milestones or a series of operating losses in excess of GCS’ current business plan, the inability of GCS to continue as a going concern and a reduced valuation as determined by a new financing event. If Sirenza determines that an other than temporary decline in value has occurred, Sirenza will write-down its investment in GCS to fair value. Such a write-down could have a material adverse impact on Sirenza’s consolidated results of operations in the period in which it occurs. For example, as of December 31, 2002, Sirenza wrote down the value of its investment in GCS by $2.9 million after determining that GCS had experienced an other than temporary decline in value.

Sirenza’s investment in GCS is also at risk to the extent that Sirenza cannot ultimately sell its shares of Series D-1 preferred stock, for which there is currently no public market. Even if Sirenza is able to sell its Series D-1 preferred stock, the sale price may be less than the price paid, which could have a material adverse effect on Sirenza’s results of operations.

Sirenza is in the process of outsourcing its RF production testing function. Sirenza may not be able to outsource its RF testing function on favorable terms, or at all.

In late 2001, Sirenza made the decision to outsource a significant portion of its RF testing function. Sirenza intends to begin outsourcing a portion of its production testing operations once unit volumes increase to a level that makes outsourcing economically attractive to subcontractors. However, Sirenza may be unable to successfully outsource this function in the near term, or at all. The selection and ultimate qualification of a subcontractor to test Sirenza’s RF components could be costly and increase its cost of revenues. In the second half of 2001, Sirenza recorded an impairment charge of $315,000 on some of its existing test equipment as a result of a reduction in demand for Sirenza’s products and the decision to outsource its testing operations. As a result of the impairment charge, Sirenza’s existing test equipment was revalued to Sirenza’s estimate of market value as of September 30, 2001. To the extent that the proceeds, if any, from the ultimate disposition of Sirenza’s test equipment are less than the recorded value of such equipment, Sirenza would incur a charge to cost of revenues. Such a charge could have a material adverse effect on Sirenza’s gross margin and results of operations.

Sirenza’s reliance on subcontractors to production test its products could cause a delay in Sirenza’s ability to fulfill orders and adversely affect its results of operations.

Sirenza does not know if it will be able to negotiate a long-term contract with a subcontractor to production test its RF components at acceptable prices or volumes. Therefore, in the future, Sirenza may be unable to obtain sufficient high quality or timely RF production testing of its products. In addition, the negotiated pricing may be more expensive than production testing Sirenza’s RF components internally, which could have a material adverse effect on its gross margin and results of operations. The loss or reduction in production testing capacity at this RF testing subcontractor would significantly damage Sirenza’s business.

Sirenza’s components require sophisticated testing techniques. If Sirenza’s potential subcontractor to test RF components is not successful in adopting such techniques, Sirenza could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm Sirenza’s business.

Sirenza’s reliance on subcontractors to package Sirenza’s products could cause a delay in Sirenza’s ability to fulfill orders or could increase Sirenza’s cost of revenues.

Sirenza does not package the RF components that Sirenza sells but rather relies on subcontractors to package Sirenza’s products. Packaging is the procedure of electrically bonding and encapsulating the integrated circuit into its final protective plastic or ceramic casing. Sirenza provides the wafers containing the integrated circuits and, in some cases, packaging materials to third-party packagers. Although Sirenza currently works with five packagers, substantially all of Sirenza’s net revenues in 2001 and 2002 were attributable to products packaged by two subcontractors. Relatives of Sirenza’s founding stockholders own one of these packaging firms, MPI Corporation in Manila, Philippines. Sirenza does not have long-term contracts with its third-party packagers stipulating fixed prices or packaging volumes. Therefore, in the future Sirenza may be unable to obtain sufficient high quality or timely packaging of Sirenza’s products. The loss or reduction in packaging capacity of any of Sirenza’s current packagers, particularly MPI, would significantly damage Sirenza’s business. In addition, increased packaging costs will adversely affect Sirenza’s profitability.

The fragile nature of the semiconductor wafers that Sirenza uses in its components requires sophisticated packaging techniques and can result in low packaging yields. If Sirenza’s packaging subcontractors fail to achieve and maintain acceptable production yields in the future, Sirenza could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm Sirenza’s business.

Sirenza depends on two distributors for a significant portion of Sirenza’s sales, the loss of any one of which would limit Sirenza’s ability to sustain and grow Sirenza’s revenues.

Historically, two distributors, Avnet Electronics Marketing and Richardson Electronics Laboratories, have accounted for a significant portion of Sirenza’s sales. In 2002, sales through Richardson Electronics Laboratories represented 37% of Sirenza’s net revenues and sales through Avnet Electronics Marketing represented 16% of Sirenza’s net revenues. Sirenza’s contracts with these distributors do not require them to purchase Sirenza’s products and may be terminated by them at any time without penalty. If Sirenza’s distributors fail to successfully market and sell Sirenza’s products, Sirenza’s revenues could be materially adversely affected. The loss of either of Sirenza’s current distributors and Sirenza’s failure to develop new and viable distribution relationships would limit Sirenza’s ability to sustain and grow Sirenza’s revenues.

Sirenza depends on Ericsson for a significant portion of Sirenza’s revenues. The loss of Ericsson as a customer or a decrease in purchases by Ericsson may adversely affect Sirenza’s revenues.

Sales to Ericsson, primarily a direct customer, have recently accounted for a significant portion of Sirenza’s revenues. For example, 13% of Sirenza’s net revenues in 2002 were attributable to direct sales to Ericsson. Sirenza expects that it will rely on sales to Ericsson for a significant portion of its future revenues. If Sirenza were to lose Ericsson as a customer, or if Ericsson substantially reduced its purchases from Sirenza, Sirenza’s business and operating results could be materially and adversely affected.

Intense competition in Sirenza’s industry could prevent Sirenza from increasing revenues and sustaining profitability.

The RF semiconductor industry is intensely competitive in each of the markets Sirenza serves and is characterized by the following:

•	rapid technological change;

•	rapid product obsolescence;

•	shortages in wafer fabrication capacity;

•	price erosion; and

•	unforeseen manufacturing yield problems.

Sirenza competes primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Agilent, Anadigics, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, Skyworks, TriQuint Semiconductor and WJ Communications. Sirenza also competes with communications equipment manufacturers who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. Sirenza expects increased competition both from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of Sirenza’s current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than Sirenza has. As a result, communications equipment manufacturers may decide not to buy from Sirenza due to their concerns about Sirenza’s size, financial stability or ability to interact with their logistics systems. Sirenza’s failure to successfully compete in its markets would have a material adverse effect on Sirenza’s business, financial condition and results of operations.

If Sirenza fails to introduce new products in a timely and cost-effective manner, Sirenza’s ability to sustain and increase Sirenza’s revenues could suffer.

The markets for Sirenza’s products are characterized by frequent new product introductions, evolving industry standards and changes in product and process technologies. Because of this, Sirenza’s future success will in large part depend on:

•	Sirenza’s ability to continue to introduce new products in a timely fashion;

•	Sirenza’s ability to improve Sirenza’s products and to adapt to new process technologies in a timely manner;

•	Sirenza’s ability to adapt Sirenza’s products to support established and emerging industry standards; and

•	market acceptance of Sirenza’s products.

Sirenza estimates that the development cycles of Sirenza’s products from concept to production could last more than 12 months. Sirenza has in the past experienced delays in the release of new products. Sirenza may not be able to introduce new products in a timely and cost-effective manner, which would impair its ability to sustain and increase its revenues.

Sources for certain components and materials are limited, which could result in delays or reductions in product shipments.

The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. For example, Sirenza relies on limited sources for certain packaging materials. If Sirenza, or Sirenza’s packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, Sirenza could experience delays or reductions in product shipments, which would materially and adversely affect Sirenza’s profitability. Although Sirenza has not experienced any significant difficulty to date in obtaining these materials, these shortages may arise in the future. Sirenza cannot guarantee that it would not lose potential sales if key components or materials are unavailable, and as a result, be unable to maintain or increase its production levels.

If communications equipment manufacturers increase their internal production of RF components, Sirenza’s revenues would decrease and Sirenza’s business would be harmed.

Currently, communications equipment manufacturers obtain their RF components by either developing them internally or by buying RF components from third-party distributors or merchant suppliers. Sirenza has historically generated a majority of its revenues through sales of standard components to these manufacturers through its distributors and direct sales force. If communications equipment manufacturers increase their internal production of RF components and reduce purchases of RF components from third parties, Sirenza’s revenues would decrease and Sirenza’s business would be harmed.

Third-party wafer fabs that manufacture the semiconductor wafers for Sirenza’s products may compete with Sirenza in the future.

Several third-party wafer fabs independently produce and sell RF components directly to communications equipment manufacturers. Sirenza currently relies on certain of these third-party wafer fabs to produce the semiconductor wafers for its products. These third-party wafer fabs possess confidential information concerning Sirenza’s products and product release schedules. Sirenza cannot guarantee that they would not use its confidential information to compete with it. Competition from these third-party wafer fabs may result in reduced demand for Sirenza’s products and could damage its relationships with these third-party wafer fabs, thereby harming Sirenza’s business.

Perceived risks relating to process technologies Sirenza may adopt in the future to manufacture its products could cause reluctance among potential customers to purchase its products.

Sirenza may adopt new process technologies in the future to manufacture its products. Prospective customers of these products may be reluctant to purchase these products based on perceived risks of these new technologies. These risks could include concerns related to manufacturing costs and yields and uncertainties about the relative cost-effectiveness of products produced using these new technologies. If Sirenza’s products fail to achieve market acceptance, Sirenza’s business, financial condition and results of operations would be materially adversely affected.

Sirenza has been named in a class action lawsuit alleging that various underwriters engaged in improper and undisclosed activities related to the allocation of shares in Sirenza’s initial public offering.

In November 2001, Sirenza, various of Sirenza’s officers and certain underwriters of Sirenza’s initial public offering of securities were named in a purported class action lawsuit filed in the United States District Court for the Southern District of New York. The suit, Van Ryen v. Sirenza Microdevices, Inc., et al., Case No. 01-CV-10596, alleges that various underwriters engaged in improper and undisclosed activities related to the allocation of shares in Sirenza’s initial public offering, including obtaining commitments from investors to purchase shares in the aftermarket at pre-arranged prices. Similar lawsuits concerning more than 300 other companies’ initial public offerings were filed during 2001, and this lawsuit has been coordinated with those actions. Plaintiffs filed an amended complaint on or about April 19, 2002, bringing claims for violation of several provisions of the federal securities laws and seeking an unspecified amount of damages. On or about July 1, 2002, an omnibus motion to dismiss was filed in the coordinated litigation on behalf of the issuer defendants, of which Sirenza and Sirenza’s named officers are a part, on common pleadings issues. On October 8, 2002, pursuant to stipulation by the parties, the courts dismissed the officer defendants from the action without prejudice. On February 19, 2003, the court granted in part and denied in part the omnibus motion to dismiss. The court’s order dismissed all claims against Sirenza except for a claim brought under Section 11 of the Securities Act of 1933. Sirenza believes that the allegations against it are without merit and intends to defend the litigation vigorously. However, there can be no assurance as to the ultimate outcome of this lawsuit and an adverse outcome to this litigation could have a material adverse effect on Sirenza’s consolidated balance sheet, statement of operations or cash flows. Even if Sirenza is entirely successful in defending this lawsuit, Sirenza may incur significant legal expenses and Sirenza’s management may expend significant time in the defense.

Sirenza may encounter difficulties managing its business in an economic downturn.

If the current slowdown in the economy and the telecommunications industry in particular continues or worsens, Sirenza may experience difficulties maintaining employee morale, retaining employees, completing research and development initiatives, maintaining relationships with its customers and vendors and obtaining financing on favorable terms or at all. In addition, Sirenza may have to take further actions to restructure its operations, including, but not limited to, further workforce reductions, further consolidation of facilities, eliminating product lines or disposing of certain equipment, any of which would have a material adverse effect on its results of operations.

If Sirenza loses its key personnel or is unable to attract and retain key personnel, Sirenza may be unable to pursue business opportunities or develop its products.

Sirenza believes that its future success will depend in large part upon its continued ability to recruit, hire, retain and motivate highly skilled technical, marketing and managerial personnel, who are in great demand. Competition for these employees, particularly RF integrated circuit design engineers, is intense. Sirenza’s failure to hire additional qualified personnel in a timely manner and on reasonable terms could adversely affect its business and profitability. In addition, from time to time Sirenza may recruit and hire employees from its customers, suppliers and distributors, which could damage its business relationship with these parties. Sirenza’s success also depends on the continuing contributions of its senior management and technical personnel, all of who would be difficult to replace. The loss of key personnel could adversely affect its ability to execute its business strategy, which could cause its results of operations and financial condition to suffer. Sirenza may not be successful in retaining these key personnel.

Sirenza’s limited ability to protect its proprietary information and technology may adversely affect its ability to compete.

Sirenza’s future success and ability to compete is dependent in part upon Sirenza’s proprietary information and technology. Although Sirenza has patented technology and current patent applications pending, it primarily relies on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect its proprietary technology. Sirenza generally enters into confidentiality agreements with its employees, consultants, resellers, wafer suppliers, customers and potential customers, and strictly limits the disclosure and use of other proprietary information. The steps taken by Sirenza in this regard may not be adequate to prevent misappropriation of its technology. Additionally, Sirenza’s competitors may independently develop technologies that are substantially equivalent or superior to its technology. Despite Sirenza’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use its products or technology. In addition, the laws of some foreign countries do not protect Sirenza’s proprietary rights to the same extent as do the laws of the United States.

Sirenza’s products could infringe the intellectual property rights of others, and resulting claims against Sirenza could be costly and require it to enter into disadvantageous license or royalty arrangements.

The semiconductor industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although Sirenza attempts to avoid infringing known proprietary rights of third parties in its product development efforts, it expects that it may be subject to legal proceedings and claims for alleged infringement by it or its licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, or require Sirenza to enter into royalty or license agreements which are not advantageous to Sirenza. In addition, parties making these claims may be able to obtain an injunction, which could prevent Sirenza from selling its products in the United States or abroad. Sirenza may increasingly be subject to infringement claims as the number of its products grows.

Sirenza’s reliance on foreign suppliers and manufacturers exposes Sirenza to the economic and political risks of the countries in which they are located.

Independent third parties in other countries, primarily in Thailand and the Philippines, package all of Sirenza’s products and two suppliers in Hong Kong provide the majority of the packaging materials used in the production of Sirenza’s components. In addition, Sirenza obtains some of its wafers from one supplier located in

Germany. Due to Sirenza’s reliance on foreign suppliers and packagers, Sirenza is subject to the risks of conducting business outside the United States. These risks include:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	shipment delays, including delays resulting from difficulty in obtaining export licenses;

•	tariffs and other trade barriers and restrictions;

•	political, social and economic instability; and

•	potential hostilities and changes in diplomatic and trade relationships.

In addition, Sirenza currently transacts business with its foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of Sirenza’s suppliers’ countries were to increase in value against the U.S. dollar, its suppliers may attempt to raise the cost of Sirenza’s wafers, packaging materials, and packaging services, which could have an adverse effect on Sirenza’s profitability.

A significant portion of Sirenza’s products are sold to international customers either through its distributors or directly by Sirenza itself, which exposes Sirenza to risks that may adversely affect its results of operations.

A significant portion of Sirenza’s direct sales and sales through its distributors were to foreign purchasers, particularly in China, Germany, Korea and Sweden. International direct sales approximated 43% of Sirenza’s net revenues in 2002. Based on information available from Sirenza’s distributors, products representing approximately 56% of Sirenza’s total distribution revenues, representing approximately 30% of its net revenues, were sold by Sirenza’s distributors to international customers in 2002. Demand for Sirenza’s products in foreign markets could decrease, which could have a materially adverse effect on Sirenza’s results of operations. Therefore, Sirenza’s future operating results may depend on several economic conditions in foreign markets, including:

•	changes in trade policy and regulatory requirements;

•	fluctuations in currency;

•	duties, tariffs and other trade barriers and restrictions;

•	trade disputes; and

•	political instability.

Some of Sirenza’s existing stockholders can exert control over Sirenza, and they may not make decisions that reflect the interests of Sirenza or other stockholders.

Sirenza’s officers, directors and principal stockholders (greater than 5% stockholders) together have historically controlled a majority of its outstanding common stock, and Sirenza’s two founding stockholders have historically controlled a significant amount of its outstanding common stock. As a result, these stockholders, if they act together, and Sirenza’s founding stockholders acting alone, will be able to exert a significant degree of influence over Sirenza’s management and affairs and control matters requiring stockholder approval, including the election of all of Sirenza’s directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Sirenza and might affect the market price of its common stock. In addition, the interests of these stockholders may not always coincide with the interests of Sirenza or the interests of other stockholders.

Sirenza’s charter and bylaws and Delaware law contain provisions that may delay or prevent a change of control.

Provisions of Sirenza’s charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Sirenza. These provisions could limit the price that investors might be willing to pay in the future for shares of Sirenza’s common stock. These provisions include:

•	division of the board of directors into three separate classes;

•	elimination of cumulative voting in the election of directors;

•	prohibitions on Sirenza’s stockholders from acting by written consent and calling special meetings;

•	procedures for advance notification of stockholder nominations and proposals; and

•	the ability of the board of directors to alter Sirenza’s bylaws without stockholder approval.

In addition, Sirenza’s board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of Sirenza’s outstanding voting stock. Sirenza is also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of Sirenza’s charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in Sirenza’s management.

THE SPECIAL MEETING OF VARI-L SHAREHOLDERS

When and Where the Special Meeting Will Be Held

This proxy statement/prospectus is being furnished to Vari-L shareholders as part of the solicitation of proxies by the Vari-L board of directors for use at the special meeting of Vari-L shareholders to be held on [Wednesday], [April 16], 2003 at [10:00 a.m.] local time, or at any adjournment or postponement thereof, for the purposes set forth in this proxy statement/prospectus and in the accompanying notice of special meeting. The special meeting will be held at [4895 Peoria Street, Denver, CO 80239]. Vari-L intends to mail this proxy statement/prospectus and accompanying proxy card on or about [March 24], 2003, to all shareholders entitled to vote at the special meeting.

What Will Be Voted Upon

The purpose of the special meeting is to consider and vote upon the following proposals:

•	The asset sale (Proposal 1)—the sale of substantially all of Vari-L’s tangible and intangible assets to Olin Acquisition Corporation, a subsidiary of Sirenza, on the terms described in the asset purchase agreement attached to this proxy statement/prospectus as Annex A; and

•	The plan of dissolution (Proposal 2)—the adoption of the plan of dissolution and the transactions contemplated thereby, including the change of Vari-L’s corporate name and the dissolution of Vari-L, in the form attached to this proxy statement/prospectus as Annex B; and

•	The adjournment (Proposal 3)—any motion to adjourn the special meeting to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of Proposals 1 and 2.

The Vari-L board of directors does not currently intend to bring any business before the Vari-L meeting other than the specific proposals referred to above and specified in the notice of the special meeting. The Vari-L board of directors knows of no other matters that are to be brought before the special meeting. If any other business properly comes before the special meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Vari-L board of directors may recommend.

The matters to be considered at the special meeting are of great importance to the shareholders of Vari-L. Accordingly, shareholders are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

The approximate date on which this proxy statement/prospectus is first being mailed to shareholders is [March 24], 2003.

Which Shareholders May Vote

Only holders of record of Vari-L’s common stock at the close of business on March 7, 2003, the record date for the special meeting, will be entitled to notice of and to vote at the special meeting. At the close of business on the record date, Vari-L had outstanding and entitled to vote 7,252,093 shares of common stock.

A majority of the outstanding shares of common stock represented in person or by proxy will constitute a quorum at the meeting. However, if a quorum is not represented at the meeting, the shareholders entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting.

Each holder of record of common stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the special meeting.

How Do Vari-L Shareholders Vote

The Vari-L proxy card accompanying this prospectus/proxy statement is solicited on behalf of the Vari-L board of directors for use at the Vari-L special meeting. Vari-L shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Vari-L. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Vari-L meeting in accordance with the instructions indicated thereon. Executed but unmarked proxies will be voted for approval and adoption of all of the matters listed on the proxy card.

Abstentions; Broker Non-Votes

The inspector of elections will treat abstentions and shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for the purpose of determining the presence of a quorum and for determining the outcome of any matter submitted to the shareholders for a vote. Abstentions will have the effect of votes against any proposal to be considered at the meeting.

Broker non-votes occur when a broker holding stock in street name votes the shares on some matters but not others. Brokers are permitted to vote on routine, non-controversial proposals in instances where they have not received voting instruction from the beneficial owner of the stock but are not permitted to vote on non-routine matters. The missing votes on non-routine matters are deemed to be “broker non-votes.” The inspector of elections will treat broker non-votes as shares that are present and entitled to vote for the purpose of determining the presence of a quorum. However, for the purpose of determining the outcome of any matter as to which the broker or nominee has indicated on the proxy that it does not have discretionary authority to vote, the inspector of elections will be required to treat those shares as not present and not entitled to vote with respect to that matter (even though their shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

Vote Required to Approve Each Proposal

Under Colorado law and the charter documents of Vari-L, approval of the asset sale (Proposal 1) pursuant to the asset purchase agreement, as well as the adoption of the plan of dissolution and the transactions contemplated thereby, including the change of Vari-L’s corporate name and the dissolution (Proposal 2) requires the affirmative vote of a majority of the outstanding shares of Vari-L common stock entitled to vote on such matters. Under Colorado law and the charter documents of Vari-L, approval of the adjournment (Proposal 3) requires the affirmative vote of a majority of the common stock of Vari-L represented at the special meeting and entitled to vote. Each Vari-L shareholder is entitled to one vote for each share held at the close of business on the record date, on each matter properly submitted for the vote of shareholders at the special meeting. The right to vote is exercisable in person or by properly executed proxy.

Voting by Vari-L’s Executive Officers and Directors

Pursuant to stockholder support agreements and related irrevocable proxies executed by Vari-L’s executive officers and directors, 123,607 outstanding shares of Vari-L common stock (which excludes shares subject to stock options) beneficially owned by them and their affiliates as of the record date (representing approximately 1.7% of the total number of shares of Vari-L common stock outstanding or beneficially owned at that date), will be voted for approval of the asset sale, the plan of dissolution and the adjournment.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of such revocation to Vari-L’s secretary, executing and delivering to Vari-L a later dated proxy reflecting contrary instructions or appearing at the meeting and voting in person.

Solicitation of Proxies and Expenses of Solicitation

Vari-L will bear the cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Vari-L common stock beneficially owned by others to forward to such beneficial owners. Vari-L may reimburse persons representing beneficial owners of Vari-L common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of Vari-L. No additional compensation will be paid to directors, officers or other regular employees for such services.

Vari-L has retained Regan & Associates, Inc. to assist in the solicitation of proxies. Vari-L has agreed to pay Regan & Associates, Inc. a solicitation fee of $17,500 for its services if Proposals 1 and 2 are approved at the special meeting by the shareholders of Vari-L. However, if Proposals 1 and 2 are not approved at the special meeting, Regan & Associates, Inc.’s solicitation fee will be reduced to $5,000. Regan & Associates, Inc. intends to solicit proxies from the shareholders of Vari-L by telephone and by the use of the mails, as necessary.

Rights of Dissenting Shareholders

Section 7-113-102 of the Colorado Business Corporations Act (CBCA) entitles each shareholder of Vari-L to object to the proposed asset sale and to obtain payment of the fair value of his or her shares of Vari-L common stock. “Fair value” is defined in the statute as the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable. In order to exercise his or her right to dissent, the shareholder must, prior to the taking of the vote of the shareholders on the asset sale, file with Vari-L a written objection to Proposal 1, stating that his or her right to dissent will be exercised if Proposal 1 is effected and giving his or her address to which notice shall be delivered or mailed in such event. Such dissenting shareholder must not vote in favor of Proposal 1, although it is not necessary for the shareholder to vote against Proposal 1. Note that a vote against Proposal 1 alone will not satisfy the requirement under the CBCA that the shareholder make demand for payment for his or her shares.

If Proposal 1 is approved, Vari-L shall give notice to such dissenting shareholder within 10 days after Proposal 1 is approved by the shareholders. Such notice from Vari-L will: (i) state that Proposal 1 was authorized and state the effective date of the proposed asset sale; (ii) state an address at which Vari-L will receive payment demands and an address of a place where certificates for certified shares must be deposited; (iii) inform holders of uncertified shares as to what extent transfer of the shares will be restricted after the payment demand is received; (iv) supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made; (v) set the date by which Vari-L must receive the payment demand and the certificates for certified shares, which date shall be not less than 30 days after the date notice from Vari-L is given; (vi) state certain additional requirements related to dissents by shareholders of record on behalf of a beneficial shareholder; and (vii) be accompanied by a copy of the CBCA provisions related to dissenters’ rights.

A shareholder who is delivered a dissenter’s notice by Vari-L and who wishes to assert dissenters’ rights is required to deliver a payment demand in the form provided by Vari-L or in another writing to Vari-L and deposit the shareholder’s certificates for certified shares owned by the shareholder within the time frame set forth in Vari-L’s notice. A shareholder who demands payment in accordance with his or her dissenters’ rights retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed asset sale and has only the right to receive payment for the shares after the effective date of such asset sale.

Except as set forth below, the demand for payment by a dissenting shareholder and the deposit of certificates are irrevocable. A shareholder who does not demand payment and deposit the shareholder’s share certificates as required by the date set forth in Vari-L’s dissenter’s notice is not entitled to payment for his or her shares under the CBCA.

Upon the effective date of the asset sale or upon the receipt of a payment demand pursuant to the foregoing procedures, whichever is later, Vari-L shall pay each dissenter who has complied with the foregoing procedures the amount of Vari-L’s estimate of the fair value of the dissenter’s shares, plus accrued interest. The payment to the dissenting shareholder will be accompanied by (i) Vari-L’s balance sheet as of the end of its most recent fiscal year, an income statement for that year, a statement of changes in shareholders’ equity for that year, and a statement of cash flow for that year, which balance sheet and statements shall have been audited, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited; (ii) a statement of Vari-L’s estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter’s right to demand additional payment under the CBCA; and (v) a copy of the dissenters’ rights provisions of the CBCA.

If the effective date of Vari-L’s asset sale does not occur within 60 days after the date set by Vari-L by which Vari-L must receive the payment demand from the dissenting shareholder, Vari-L shall return the deposited certificates and release the transfer of restrictions imposed on uncertified shares. If the effective date of Vari-L’s asset sale occurs more than 60 days after the date set by Vari-L by which Vari-L must receive the payment demand from the dissenting shareholder, then Vari-L shall send a new dissenters’ notice, as set forth above, and the provisions of the CBCA with respect to dissenters’ rights shall again be applicable.

Special provisions of the CBCA define the rights of dissenting shareholders who acquired their shares after the announcement of the proposed asset sale. Those provisions are not discussed herein.

If a shareholder believes that the amount paid by Vari-L for his or her shares was less than the fair value of the shares or that the interest due was incorrectly calculated, or if Vari-L fails to make the required payment within 60 days after the date set by Vari-L by which Vari-L must receive the payment demand, or if Vari-L does not return the deposit of certificates or release the transfer restrictions imposed on uncertified shares as required by the statute, a dissenting shareholder may give notice to Vari-L in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and of the amount of interest he or she believes due and make demand for payment of such estimated amount, less any payment previously made by Vari-L. Dissenters waive the right to demand additional payment unless Vari-L receives the notice of additional demand within 30 days after Vari-L made or offered payment for the dissenter’s shares.

If the demand for payment by a dissenting shareholder remains unresolved, Vari-L may, within 60 days after receiving the payment demand, commence a judicial proceeding and petition the court to determine the fair value of the shares and accrued interest. If Vari-L does not commence the proceeding within the 60 day period, it must pay to each dissenter whose demand remains unresolved the amount demanded. Such suit is to be brought in Denver County, Colorado. Costs of court are generally charged to Vari-L, except in cases where court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding additional payment.

The foregoing summary does not purport to be a complete statement of the rights of dissenting shareholders, such summary is qualified in its entirety by reference to Sections 7-113-101 through 7-113-302 of the CBCA, which sections are set forth in their entirety as Annex E attached hereto.

Deadline for Receipt of Shareholder Proposals at Annual Meeting

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, a shareholder intending to present a proposal to be included in Vari-L’s proxy statement for its 2003 Annual Meeting of Shareholders, if an annual meeting is held, must have delivered a proposal in writing to its executive offices within a reasonable time before Vari-L begins to print and mail its proxy materials.

PROPOSAL 1

THE ASSET SALE

This section of the proxy statement/prospectus describes material aspects of the asset sale. While Sirenza and Vari-L believe that the description covers the material terms of the asset sale, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the asset sale. Unless otherwise indicated, references to Sirenza include Sirenza and its subsidiaries, including Olin Acquisition Corporation.

General

The Vari-L board of directors is proposing that the sale of assets of Vari-L pursuant to the terms of the asset purchase agreement by and among Vari-L, Sirenza Microdevices, Inc. and Olin Acquisition Corporation, a wholly owned subsidiary of Sirenza, be approved by its shareholders at the special meeting. The form of the asset purchase agreement is attached as Annex A to this proxy statement/prospectus.

On November 30, 2002, the Vari-L board of directors unanimously authorized the execution of the asset purchase agreement with Sirenza, a Delaware corporation headquartered in Sunnyvale, California, and Olin Acquisition Corporation. A subsidiary of Sirenza will purchase substantially all of the tangible and intangible assets of Vari-L and assume specified liabilities of Vari-L. In return, Vari-L will receive aggregate cash and Sirenza common stock consideration of $13,650,000, to be decreased by the amount of any indebtedness in excess of $1,353,862 owed to Sirenza by Vari-L as of the closing date of the asset sale pursuant to the existing loan facility provided by Sirenza to Vari-L, and to be further increased or decreased by the amount of the net asset adjustment described elsewhere in this proxy statement/prospectus. Forty-five percent of the net amount of the consideration described above will be paid to Vari-L in cash, and the remaining 55% shall be paid in shares of Sirenza common stock, which will be valued for such purpose at $1.44 per share (the 15-day trailing average closing price of Sirenza’s common stock as quoted on the Nasdaq National Market as of the execution date of the asset purchase agreement). However, for accounting purposes of a business combination using the purchase method, the value of Sirenza common stock to be issued to Vari-L as consideration will be based on market prices a few days before the closing date of this transaction. There is no assurance that the asset sale will be completed. Certain material features of the asset purchase agreement are summarized below. Vari-L shareholders should read the asset purchase agreement in its entirety.

Background of the Asset Sale and Dissolution of Vari-L

The terms and conditions of the asset purchase agreement and the asset sale are the result of arm’s length negotiations between the representatives of Sirenza and the representatives of Vari-L. Set forth below is a summary of the background of these negotiations.

Throughout 2001 and into 2002, the continuing weakness in the wireless telecommunications industry caused Vari-L’s customers to reduce purchases of Vari-L’s products and to reduce their estimates of future demand for Vari-L’s products. As a consequence, Vari-L provided revised financial projections to its lender, Wells Fargo Business Credit, Inc., or Wells Fargo. In early May 2002, Vari-L determined that additional equity capital or subordinated debt would be necessary to provide sufficient liquidity through this period of weakened sales. At that time, members of Vari-L’s management commenced efforts to identify potential investors and solicit their interest in a financing transaction.

On April 2, 2002, John Ocampo, Chairman of the Sirenza board of directors, Robert Van Buskirk, Sirenza’s President and Chief Executive Officer, Thomas Scannell, Sirenza’s Vice President, Finance, and Chief Financial Officer and Gerald Quinnell, Sirenza’s Executive Vice President, Business Development met with representatives of Broadview International LLC, or Broadview, regarding a potential acquisition of Vari-L. Representatives of Sirenza and Broadview continued to discuss these matters throughout April and May of 2002.

In late May 2002, as a result of declining revenues, Vari-L determined that it was not in compliance with the minimum tangible net worth covenant of its loan agreement with Wells Fargo, which constituted an event of default. Charles R. Bland, Vari-L’s President and Chief Executive Officer and Richard P. Dutkiewicz, Vari-L’s Chief Financial Officer, met with Wells Fargo and explained Vari-L’s plan to find additional sources of financing sufficient to potentially cure the default. In subsequent meetings with Wells Fargo, Vari-L identified various alternatives to its default and potential near-term solutions to the default.

On May 23, 2002, the board of directors of Vari-L held a regularly scheduled meeting at which Messrs. Bland and Dutkiewicz, Timothy G. Schamberger, Vari-L’s Vice President of Sales and Marketing, and representatives of Cooley Godward LLP, Vari-L’s outside counsel, were present. At this meeting, Messrs. Dutkiewicz and Schamberger led a discussion regarding Vari-L’s fiscal 2003 plan. As part of such presentation, Mr. Dutkiewicz informed the board that by August or September 2002, the Wells Fargo loan facility would likely be insufficient to fund operations. The board of directors of Vari-L discussed alternative financing solutions for Vari-L including a private placement of equity securities. The board instructed management to explore alternative sources of capital for Vari-L including debt financing through a lending institution or a private placement of equity securities.

In May 2002, Mr. Dutkiewicz and Matthew D. Pope, Vari-L’s Vice President of New Business Development identified potential strategic investors based upon their knowledge of the industry. Additionally, Messrs. Dutkiewicz and Pope reviewed recently completed or announced transactions of other public companies that may potentially be a strategic fit for Vari-L.

In late May and early June 2002, Messrs. Dutkiewicz and Pope visited a number of potential strategic investors and/or acquirers of Vari-L. At this same time, Mr. Bland sent letters seeking indications of interest to several parties. These efforts resulted in specific indications of interest from five parties. During this time, Messrs. Bland, Dutkiewicz and Pope also contacted several potential mezzanine and other equity investors as an alternative to an investment from a strategic partner.

On June 4, 2002, Mr. Quinnell of Sirenza met with representatives of Broadview to discuss the possibility of retaining Broadview to represent Sirenza in connection with a possible acquisition of Vari-L.

On June 11, 2002, Messrs. Dutkiewicz and Pope met with Messrs. Van Buskirk and Quinnell of Sirenza, as well as Gerald Hatley, Sirenza’s Vice President, Controller and Chief Accounting Officer, in New York City to discuss a possible transaction.

On June 26, 2002 Sirenza held a telephonic meeting of its board of directors at which Messrs. Scannell, Quinnell, and Hatley and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, or WSGR, Sirenza’s outside legal counsel, were present. At the meeting, Sirenza management described Vari-L’s business, financial condition, and other particulars, including possible synergies that might be achieved through a business combination and possible valuation ranges, subject to further due diligence.

In early July 2002, Vari-L received notice from Wells Fargo confirming that an event of default under its loan agreement with Wells Fargo had occurred. In connection with such notice, Wells Fargo implemented the default rate of interest on Vari-L’s outstanding loans, but took no other action at that time.

Between May 2002 and August 2002, Vari-L received several indications of interest in an acquisition of all or substantially all of its assets or a potential private equity investment. In early August 2002, Vari-L began working with the investment-banking firm of Green, Manning & Bunch, Ltd., or GMB, as its financial advisor to assist in evaluating its strategic alternatives, including a financing transaction or the sale of all or part of Vari-L.

Vari-L worked with GMB to identify potential financing sources and potential acquirers and held discussions with a number of parties about these potential transactions in August 2002. Potential acquirers were advised that Vari-L would require substantial bridge financing pending completion of any acquisition in order to repay the Wells Fargo loan facility and to meet its working capital needs pending completion of any acquisition transaction.

Between August 5, 2002 and August 23, 2002, Mr. Dutkiewicz contacted approximately five potential mezzanine investors regarding interim bridge financing that would allow Vari-L additional time for the marketing efforts conducted by GMB. Mr. Dutkiewicz was unsuccessful in obtaining a commitment from any of such potential investors.

On August 12, 2002, Sirenza retained Broadview as its financial advisor in connection with a potential acquisition of Vari-L.

On August 19, 2002, Mr. Bland and Anthony Petrelli, acting Chairman of the board of directors of Vari-L, met with Messrs. Van Buskirk, Quinnell and Ocampo of Sirenza to get an overview of Sirenza and Vari-L and explore potential synergies that might be achieved through a business combination.

On August 23, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and Vari-L’s outside counsel, Cooley Godward LLP, were present. At this meeting, Messrs. Bland and Dutkiewicz reviewed Vari-L’s current financial position, the results of operations of Vari-L’s business on both a historical and a prospective basis, and current industry, economic and market conditions affecting Vari-L. The Vari-L board discussed various strategic alternatives to enhance the value of Vari-L for its shareholders and to address its liquidity needs including equity financing, bridge financing and/or a potential sale of Vari-L or a portion of its assets. The Vari-L board discussed possible transactions and directed management to continue to meet with prospective investors and acquirers.

On August 28, 2002, a teleconference among Messrs. Bland, Van Buskirk and Quinnell took place at which the parties discussed the engagement of GMB and the fact that the Vari-L board of directors was evaluating a range of strategic alternatives, including a bridge financing.

On August 29, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz were present. At this meeting, the board reviewed Vari-L’s current financial position, current business outlook and possible measures to decrease Vari-L’s expenses. Mr. Dutkiewicz gave a presentation on the status of negotiations with Wells Fargo regarding a forbearance agreement and the status of negotiations with various parties regarding an equity financing transaction. The board also discussed the status of negotiations with several parties regarding a possible sale of all or substantially all of Vari-L or its assets. The board instructed management to obtain term sheets from those parties that were interested in a potential equity financing transaction and to continue negotiations with parties who had shown an interest in acquiring Vari-L.

Between late August 2002 and mid-September 2002, Mr. Dutkiewicz met with several potential sources of bridge financing for Vari-L. During such time, representatives of GMB requested that four parties who had indicated interest in a transaction submit a written term sheet outlining such party’s proposed transaction. As discussed below, Vari-L subsequently received three written term sheets. Mr. Dutkiewicz also held several meetings with representatives of Wells Fargo to further discuss the possibility of entering into a forbearance agreement.

In September 2002, Mr. Dutkiewicz and representatives from GMB met with representatives of several parties who had indicated some level of interest in acquiring Vari-L. Such parties were informed of the necessity of interim bridge financing and were asked to provide written term sheets outlining a proposed transaction. During this time, Mr. Bland held several telephonic meetings with a private company in the wireless telecommunications industry, or Bidder A, about a possible business combination and subsequent equity infusion.

On September 3, 2002, representatives of Sirenza and representatives of Vari-L met at Vari-L’s offices to discuss the possibility of Sirenza providing Vari-L with bridge financing and for Sirenza to begin its preliminary due diligence investigation of Vari-L.

On or about September 6, 2002, WSGR began its legal due diligence investigation of Vari-L.

On September 9, 2002, the board of directors of Vari-L held a meeting at which Messrs. Bland and Dutkiewicz and representatives of GMB and Cooley Godward LLP were present. At this meeting, Mr. Dutkiewicz reviewed the status of his negotiations with Wells Fargo with respect to a forbearance agreement and discussed potential alternative financing sources. GMB presented on the status of its contacts with potential acquirers. The board of directors of Vari-L instructed management and GMB to continue negotiations with interested parties and emphasized the importance of obtaining bridge financing. Following the meeting, Vari-L formally engaged GMB as its financial advisor.

On September 9, 2002, representatives of GMB held a conference call with Broadview to discuss the possibility of a bridge loan from Sirenza to be followed by the sale of substantially all of Vari-L’s assets.

On September 9, 2002, a telephonic meeting of the Sirenza board of directors was held, at which Messrs. Scannell and Quinnell, representatives of WSGR and representatives of Broadview were in attendance. Representatives of Broadview and Sirenza management presented the board with information concerning Vari-L, its strategic fit with Sirenza and ongoing discussions with Vari-L management. Following discussion and questions by the board, the board authorized management to deliver a non-binding term sheet to Vari-L regarding a proposed acquisition to be preceded by execution of an exclusivity agreement with Vari-L and a related bridge loan to Vari-L in an amount to be determined.

On September 10, 2002, Vari-L received a bridge financing term sheet from a potential strategic investor, or Bidder B, which was conditioned upon, among other things, Bidder B’s satisfactory completion of due diligence and some period of time during which Vari-L would negotiate exclusively with Bidder B. The amount of the proposed bridge financing was substantially less than the amount that Vari-L had indicated to GMB that it needed to meet its working capital needs pending the completion of any acquisition transaction. Therefore, on September 13, 2002, representatives of GMB contacted Bidder B to inquire whether Bidder B would be willing to increase the principal amount of such proposed bridge financing and what valuation Bidder B was preliminarily contemplating in connection with an acquisition transaction. Bidder B indicated to GMB that it was unable to increase the principal of such proposed bridge financing. Additionally, Bidder B was unwilling to propose a preliminary valuation for the acquisition of Vari-L without first being granted the requested period of exclusivity.

Between September 11, 2002 and September 13, 2002, representatives of GMB met with representatives of two other potential acquirers of Vari-L to discuss deal terms and perform due diligence.

On September 17-18, 2002, Messrs. Bland, Dutkiewicz, Schamberger and representatives of GMB met with Messrs. Quinnell, Van Buskirk and Scannell of Sirenza and representatives of Broadview to discuss the possibility of Sirenza providing a bridge loan to Vari-L with the intention of entering into a definitive agreement for the sale of substantially all of Vari-L’s assets. Representatives of Sirenza indicated that because of Vari-L’s outstanding litigation, Sirenza was proposing to purchase substantially all of Vari-L’s assets rather than acquiring Vari-L through a merger transaction. Such representatives further indicated that the settlement of Vari-L’s outstanding securities class action and other securities-related litigation would be a condition to closing an asset sale.

On September 19, 2002, at a telephonic meeting of the Sirenza board of directors at which Messrs. Scannell and Quinnell, representatives of Broadview and representatives of WSGR were present, management and Broadview reviewed with the board in detail Vari-L’s business, the preliminary results of their financial analysis and due diligence inquiry into Vari-L, the structure of a proposed bridge loan to Vari-L and the potential structure for a proposed purchase of Vari-L’s assets. Following discussion and questions by the board, the board approved in principle a secured loan of up to $5.3 million to Vari-L. The board directed management to negotiate definitive loan agreements and circulate them to the board for final approval. The board and management also discussed a preliminary valuation for an acquisition transaction with Vari-L of $13 to $15 million.

On September 20, 2002, Sirenza circulated its first draft of a non-binding term sheet regarding a bridge loan to Messrs. Bland and Dutkiewicz and representatives of GMB and Cooley Godward LLP. Such term sheet contemplated that Sirenza would provide Vari-L with a bridge loan of up to $5.3 million to be secured by substantially all of the tangible and intangible assets of Vari-L, provided that Vari-L entered into an exclusivity and right of first refusal agreement whereby Vari-L, subject to certain exceptions, would not negotiate with other potential acquirers.

On September 21, 2001, Messrs. Bland and Dutkiewicz, representatives of GMB and Cooley Godward LLP, Messrs. Hatley and Quinnell, and representatives of Broadview and WSGR, held a conference call to negotiate the terms of the proposed bridge financing.

On September 23, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of KPMG LLP, Vari-L’s independent auditors, GMB and Cooley Godward LLP were present. At this meeting, Mr. Linfield of Cooley Godward LLP discussed with the Vari-L board their fiduciary duties with respect to the consideration of the transactions contemplated by Sirenza’s term sheet. Representatives of GMB updated the board on the status of negotiations with various parties with respect to procuring bridge financing and/or a possible sale of all or a portion of Vari-L as well as the transaction proposed by Sirenza. Mr. Dutkiewicz then updated the board on Vari-L’s current financial condition and sales forecast. The board then discussed the terms and conditions of Sirenza’s proposal with the other indications of interest received by Vari-L and GMB including the term sheet received from Bidder B on September 10, 2002. The board of directors determined that the proposed principal under such term sheet was inadequate to cover Vari-L’s near term working capital needs and was substantially less than the principal proposed by Sirenza and that while Bidder B was not willing to propose a preliminary valuation for an acquisition transaction without first being granted a requested period of exclusivity, Sirenza had discussed a preliminary valuation for an acquisition transaction with Vari-L of $13 to $15 million. The board also determined that the proposed Sirenza transaction was the most attractive financing proposal received to date. The board directed Vari-L’s senior management to proceed with discussions with Sirenza on the terms set forth in Sirenza’s term sheet, subject to approval of the final form of term sheet by the board of directors of Vari-L.

On September 24, 2002, at a telephonic meeting of the Sirenza board of directors at which Messrs. Quinnell and Hatley, representatives of Broadview and representatives of WSGR were present, management and Broadview updated the board on the negotiation of the terms of the proposed bridge loan financing. Following discussion and questions by the board, the board authorized management to execute and deliver to Vari-L a binding commitment letter containing a detailed term sheet describing the terms of the proposed loan, and authorized management to negotiate, execute and deliver definitive loan agreements consistent with the terms of the commitment letter.

Between September 23, 2002 and October 7, 2002, the parties continued to negotiate the terms of the proposed bridge loan.

On September 26, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of GMB, KPMG LLP and Cooley Godward LLP were present. At that meeting, Cooley Godward LLP updated the board on the status of negotiations with Sirenza. The board instructed Vari-L’s senior management to proceed with negotiations with Sirenza on the definitive loan documents.

On September 26, 2002, Vari-L entered into a forbearance agreement with respect to its loan agreement with Wells Fargo that remained in effect until November 15, 2002.

On October 2, 2002, Vari-L received a written merger proposal from Bidder A. Such proposal provided for the merger of Vari-L with Bidder A and the simultaneous provision of certain equity financing by Bidder A lead equity investor and with an anticipated closing in January 2003. The implied valuation of Vari-L in the merger proposal was significantly lower than its relative revenue contribution to the proposed combined entity and the merger proposal was subject to numerous closing conditions including the settlement of all of Vari-L’s outstanding litigation, the termination of certain of Vari-L’s existing lease agreements, the modification of certain of Vari-L’s existing lease agreements, a reduction in force of a specified size with a small allowance for severance costs, and limits on total debt outstanding and current liabilities.

On October 3, 2002, Vari-L and Sirenza entered into a mutual non-disclosure agreement. Norman Hilgendorf, Sirenza’s Vice President of Sales and Marketing, also met with Mr. Schamberger of Vari-L to discuss Vari-L’s sales and marketing organization, due diligence matters, and potential synergies and cost savings that could be obtained through a combination of the two companies.

On October 4, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of GMB, KPMG LLP and Cooley Godward LLP were present. GMB updated the board on the proposal from Bidder A. The board of directors of Vari-L noted that the proposal was subject to numerous conditions to closing, many of which the board determined would be extremely difficult to meet, that the implied valuation of Vari-L in the merger proposal was significantly lower than both its relative revenue contribution to the proposed combined entity and the preliminary valuation proposed by Sirenza, and that the equity financing was not to occur until the closing of the merger transaction and thus the merger proposal did not appear to provide Vari-L with sufficient capital to meet its working capital needs during the pendency of the proposed transaction. Cooley Godward LLP then reviewed the terms of the proposed transaction with Sirenza and explained that Sirenza had conditioned the loan facility upon Vari-L entering into an exclusivity and right of first refusal agreement. Thus, in order to procure loan financing from Sirenza, Vari-L had to enter into an exclusivity and right of first refusal agreement with Sirenza.

After careful consideration and discussion with Vari-L’s legal and financial advisors, the board of directors of Vari-L determined that, when considering all relevant factors, the Sirenza proposal was the most attractive financing proposal or indication of interest received by Vari-L. Thus, not wishing to lose access to bridge financing, which it regarded as critical to Vari-L’s ability to survive, the board determined that its best course of action was to enter into the loan facility with Sirenza with the goal of entering into a definitive asset purchase agreement.

On October 7, 2002, Vari-L entered into a $5.3 million senior secured loan facility with Sirenza as well as an exclusivity and right of first refusal agreement.

Between October 9, 2002 and November 30, 2002, representatives of Sirenza and WSGR continued their due diligence investigation of Vari-L.

On October 10, 2002 Messrs. Quinnell and Ocampo of Sirenza met with Mr. Pope and Daniel J. Wilmot, Vari-L’s Vice President of Research and Development, to discuss the technical organizations of the two companies and potential synergies and cost savings that could be achieved in a business combination, and to perform a due diligence on Vari-L’s intellectual property matters.

On October 10, 2002, representatives of GMB and Broadview discussed a preliminary term sheet for the asset sale, contemplating a purchase by Sirenza of substantially all of the assets of Vari-L for an unspecified mix of cash, stock and assumed indebtedness in the range of $13 million to $15 million, subject to further due diligence investigation by Sirenza and subject to a purchase price adjustment whereby the price would be decreased to the extent that Vari-L’s net assets at closing were less than its net assets at September 30, 2002. Also contemplated were a cash escrow and a requirement that all liabilities of Vari-L not specifically assumed, including liabilities related to outstanding litigation, real estate leases, insurance premiums, severance payments and tax liabilities, would be retained by Vari-L. Also proposed were a two-year indemnity obligation on the part of Vari-L, during which time no distributions to its shareholders could be made, a restriction on Vari-L not to sell more than ten percent of the shares received at closing in any consecutive 30-day period, and the termination fee and exclusivity agreement terms described under “Material Terms of the Asset Purchase Agreement.”

Between October 10, 2002 and October 28, 2002, representatives of GMB and Broadview, in consultation principally with Mr. Bland of Vari-L and Mr. Quinnell of Sirenza, further negotiated the proposed transaction terms, agreeing in principle that Sirenza would not acquire Vari-L insurance policy assets, and would assume liabilities related to warranty, product liability and infringement claims resulting from the manufacture, use and sale of Vari-L’s products to be transferred to Sirenza. The cash escrow concept was deleted from the proposed terms and the parties agreed in principle on the indemnification obligations, limitations on Vari-L’s ability to distribute the proceeds of the asset sale, and restrictions on resales of Sirenza’s common stock described under “Material Terms of the Asset Purchase Agreement,” although the maximum indemnification liability of Vari-L and Sirenza’s indemnification obligations, as well as the terms of the net asset adjustment, remained undecided. The parties also agreed in principle that Sirenza and/or its subsidiary would sublease the Vari-L leased properties from the closing of the asset sale through June 30, 2003.

On October 16, 2002, at a meeting of the Sirenza board of directors at which Messrs. Scannell, Quinnell and Hatley, as well as Susan Ocampo, Sirenza’s Treasurer, and representatives of WSGR were present, management updated the board on the asset purchase term sheet negotiations and the status of the due diligence inquiry.

On or about October 17, 2002, Guy Krevet, Sirenza’s Vice President of Manufacturing, and Christopher Menicou, Sirenza’s Vice President of Quality, met with Mr. Dutkiewicz, Ernest C. Hafersat, Vari-L’s Vice President of Manufacturing, Larry Romero, Vari-L’s Vice President of Process Engineering, and Janice Hyland, Vari-L’s Vice President of Quality Assurance, to discuss potential synergies and cost savings and perform operational and quality due diligence.

On October 28, 2002, representatives of GMB and Broadview held further discussions regarding the terms of Vari-L’s employment arrangements with its executive officers and in particular any severance provisions that may be implicated by the asset sale.

On October 30, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and Jacquie Maidel, Vari-L’s Director of Human Resources, and representatives of GMB and Cooley Godward LLP were present. At this meeting, Mr. Dutkiewicz updated the board on Vari-L’s financial performance for the last fiscal quarter. Representatives of GMB and Cooley Godward LLP updated the board with respect to the negotiations with Sirenza regarding the sale of substantially all of Vari-L’s assets. The board instructed management and GMB to continue negotiations with Sirenza.

On October 30 and 31, 2002, representatives of GMB and Broadview discussed the reaction of the Vari-L board of directors to a tentative valuation of Vari-L of $13,000,000 put forward by Sirenza, as well as recent operating results of Vari-L.

On November 10, 2002, at a telephonic meeting of the Sirenza board of directors at which Messrs. Scannell, Quinnell and Hatley, representatives of Broadview and representatives of WSGR were present, management and Broadview updated the board on the negotiation of the terms of the proposed asset purchase. Following discussion and questions by the board, the board directed management to continue negotiating with Vari-L toward an agreement as to valuation and composition of consideration.

On November 12, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of GMB and Cooley Godward LLP were present. GMB updated the board on the status of negotiations with Sirenza regarding the proposed consideration in a sale of substantially all of Vari-L’s assets. The board requested that Mr. Dutkiewicz prepare an analysis of the estimated costs associated with Vari-L’s operations from the signing of a definitive asset purchase agreement through the proposed dissolution of Vari-L. The board directed Vari-L’s senior management and GMB to continue negotiations with Sirenza and Broadview.

On November 12, 2002, Mr. Van Buskirk of Sirenza and Mr. Bland of Vari-L agreed, subject to the approval of their respective boards of directors, upon a purchase price of $13,650,000 to be composed of 55% Sirenza common stock and 45% cash, and agreed to bring these terms to their respective boards of directors for further consideration. Also on November 12, 2002, representatives of GMB and Broadview discussed Vari-L’s anticipated severance liabilities from the asset sale.

On November 15, 2002, representatives of WSGR and representatives of Cooley Godward LLP began to negotiate the terms of the asset purchase agreement.

Between November 15, 2002 and November 22, 2002, representatives of WSGR and Cooley Godward LLP, in consultation with principally Mr. Bland of Vari-L and Messrs. Scannell and Quinnell of Sirenza, further negotiated the proposed transaction terms, agreeing that the maximum indemnification liability of Vari-L and Sirenza’s indemnification obligations would be as described under “Material Terms of the Asset Purchase Agreement,” and that the sublease of Vari-L leased properties by Sirenza and/or its subsidiary would be at existing lease rates. During this time, Messrs. Dutkiewicz and Scannell held preliminary discussions regarding the structure of the net asset adjustment.

On November 18, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of GMB and Cooley Godward LLP were present. Mr. Linfield of Cooley Godward LLP updated the board on the status of negotiations of the asset purchase agreement and the actions taken since November 12, 2002.

Between November 18, 2002 and November 22, 2002, a senior management team of Vari-L composed of Messrs. Bland, Schamberger, Pope and Wilmot met with a senior management team of Sirenza composed of Messrs. Ocampo and Van Buskirk, and Joseph H. Johnson, Sirenza’s Chief Technology Officer, at the offices of Sirenza’s Integrated Power Products Division in Tempe, Arizona to explore each other’s plans and capabilities and assess potential synergies.

On or about November 21, 2002, Mr. Dutkiewicz of Vari-L and Mr. Scannell of Sirenza agreed, subject to the approval of their respective boards of directors, agreed in principle upon the terms of the net asset adjustment and to add the concept of the net asset adjustment to the asset purchase agreement.

On November 22, 2002, at a telephonic meeting of the Sirenza board of directors at which Messrs. Scannell and Quinnell, representatives of Broadview and representatives of WSGR were present, management, Broadview and WSGR reviewed with the board the material terms of the asset purchase agreement and the related agreements and updated the board on the results of their due diligence inquiry with respect to Vari-L. Broadview also discussed the results of its financial analysis of the transaction. Representatives of WSGR also reviewed with the board its fiduciary duties with respect to its consideration of the asset purchase agreement and the transactions contemplated thereby. Following discussion by the board and questioning by the board of management and such representatives, the board directed management to continue negotiating with Vari-L.

On November 22, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of Cooley Godward LLP and GMB were present. Mr. Bland updated the board on the status of negotiations with Sirenza. The board then instructed Vari-L’s management to continue negotiations with Sirenza.

Between November 22, 2002 and November 30, 2002, the parties, representatives of WSGR and representatives of Cooley Godward LLP continued to negotiate the terms of the asset purchase agreement and the related agreements and schedules. In addition, during that period, Sirenza and its representatives continued to engage in a due diligence investigation of Vari-L.

On or about November 26, 2002, Sirenza and Vari-L agreed to the terms under which Sirenza would sublease office space from Vari-L following the closing of the asset sale.

On November 30, 2002, the board of directors of Vari-L held a telephonic meeting at which Messrs. Bland and Dutkiewicz and representatives of GMB and Cooley Godward LLP were present. Cooley Godward reported on the terms of the asset purchase agreement and related agreements. GMB rendered its oral opinion to the board of directors (which was later confirmed in writing) that, as of November 30, 2002 and subject to the considerations set forth in its opinion, the consideration to be received by Vari-L in the proposed transaction was fair to Vari-L from a financial point of view. Among other factors, the board considered the consideration to be received, the likelihood that a transaction with Sirenza could be closed and the other proposals and indications of interest received by Vari-L as of the date of the meeting. Following discussion by the board and questioning by the board of Cooley Godward LLP and GMB, the board unanimously resolved to approve the asset purchase agreement and declare that the asset purchase agreement and the transactions contemplated by the asset purchase agreement, including the dissolution of Vari-L, were advisable and fair to and in the best interests of Vari-L and its shareholders.

On or about December 1, 2002, Sirenza and Vari-L finalized their negotiations as to which Vari-L assets and liabilities Sirenza’s subsidiary would acquire and assume in connection with the asset sale.

On December 2, 2002, at a telephonic meeting of the Sirenza board of directors at which Messrs. Scannell and Quinnell, representatives of Broadview and representatives of WSGR were present, management, Broadview and WSGR reported on the changes to the terms of the asset purchase agreement since the last meeting of the Sirenza board and updated the board on the results of their due diligence inquiry with respect to Vari-L. Broadview also discussed the results of its financial analysis of the transaction. Following discussion by the board and questioning by the board of management and such representatives, the board unanimously resolved to approve the asset purchase agreement and the transactions contemplated by the asset purchase agreement and declare that the asset purchase agreement and the transactions contemplated by the asset purchase agreement were advisable and fair to and in the best interests of Sirenza and its stockholders.

On December 2, 2002, Sirenza, Olin Acquisition Corporation, a wholly owned subsidiary of Sirenza, and Vari-L executed the asset purchase agreement and issued press releases announcing the proposed transaction.

On December 19, 2002, the board of directors of Vari-L held a telephonic meeting at which representatives of Cooley Godward LLP were present. Following discussion by the board and questioning by the board of Cooley Godward LLP, the board approved the plan of dissolution.

Reasons for the Asset Sale

The following discussion of the reasons for the asset sale contains a number of forward-looking statements that reflect the views of Vari-L or Sirenza as of the date of this proxy statement/prospectus with respect to future events that may have an effect on their financial performance. The benefits of the transaction considered by the boards may not be achieved. See “Risk Factors.” Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Forward-Looking Information” and “Risk Factors.”

Vari-L’s Reasons for the Asset Sale and Dissolution of Vari-L and Recommendation of the Vari-L Board of Directors

The Vari-L board of directors consulted with senior management, as well as Vari-L’s legal and financial advisors, and has unanimously determined that the terms of the asset purchase agreement and plan of dissolution are fair to and in the best interests of Vari-L and its shareholders, and has unanimously approved the asset purchase agreement and the plan of dissolution.

In reaching its determination, the Vari-L board of directors considered the following positive factors:

•	the present and anticipated business environment of the wireless telecommunications market, which has experienced a severe downturn that has ultimately lead to Vari-L incurring cash operating losses during its most recently completed fiscal year and which is expected to continue for the foreseeable future given the current economic conditions;

•	the conclusion of the Vari-L board of directors that, absent the Sirenza loan facility, Vari-L would not be able to continue to operate effectively in light of the significant losses that it was incurring and expected to continue to incur under its present business model, nor would it be able to raise in a timely manner the capital necessary to permit it to succeed in the wireless telecommunications market in light of Vari-L’s increasingly precarious cash flow position;

•	the terms and conditions of the asset purchase agreement, the value and liquidity of the shares of Sirenza common stock to be received at closing, and the availability of capital resources pursuant to the loan facility described below and to issue the cash and stock consideration payable to Vari-L at the closing of the asset sale, all of which led Vari-L’s directors to conclude that it was reasonably likely that the asset sale would be completed, that Vari-L would be able to liquidate a portion of the stock consideration or distribute it to its shareholders promptly following the closing, and that Vari-L would most likely be able to pay, or provide for the payment of, the liabilities owed to its creditors and be in a position to maximize the return of value to its shareholders;

•	that the efforts made by Vari-L management and GMB, both together and separately, to solicit indications of interest from third parties regarding a potential purchase of, or investment in, Vari-L, resulted in several indications of interest, of which the board determined that the proposed asset sale to Sirenza was the most attractive indication of interest received by Vari-L in terms of amount and adequacy of consideration and certainty of closing, among other factors;

•	an assessment that the likely net proceeds from the asset sale remaining after the payment, or provision for payment, of all of the liabilities and obligations owing to Vari-L’s creditors would be insufficient to permit Vari-L to continue in any viable operating business;

•	the attractiveness of potentially being able to be in a position to make a distribution to Vari-L’s shareholders in the form of cash and/or Sirenza common stock, compared to the board of directors’ assessment of Vari-L’s expected future financial condition, earnings, business opportunities and competitive position, which the board felt would be unlikely to permit such distributions;

•	the opinion of GMB which states that, as of December 2, 2002 and subject to the considerations set forth in the opinion, the consideration to be received by Vari-L pursuant to the asset sale was fair to Vari-L from a financial point of view. SHAREHOLDERS SHOULD NOTE THAT GMB’S OPINION STATES THAT THE CONSIDERATION TO BE RECEIVED BY VARI-L PURSUANT TO THE ASSET SALE IS FAIR TO VARI-L FROM A FINANCIAL POINT OF VIEW. BECAUSE THE AMOUNT TO BE DISTRIBUTED TO VARI-L’S SHAREHOLDERS UNDER THE PLAN OF DISSOLUTION CANNOT BE KNOWN, GMB’S OPINION DOES NOT ADDRESS WHETHER THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY VARI-L IS FAIR TO VARI-L’S SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. THE FULL TEXT OF GMB’S OPINION, DATED DECEMBER 2, 2002, WHICH SETS FORTH THE QUALIFICATIONS, ASSUMPTIONS MADE, MATTERS CONSIDERED, LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, AND CIRCUMSTANCES WHERE THE OPINION SHOULD NOT BE RELIED UPON, IS ATTACHED TO THIS PROXY STATEMENT/ PROSPECTUS AS ANNEX C AND IS INCORPORATED BY REFERENCE IN ITS ENTIRETY IN THIS PROXY STATEMENT/PROSPECTUS. SOME OF THE ASSUMPTIONS MADE RELATED TO FUTURE MARKET CONDITIONS AND OTHER MATTERS BEYOND THE CONTROL OR INFLUENCE OF VARI-L. THE SUMMARY OF GMB’S OPINION IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF ITS WRITTEN OPINION. VARI-L URGES YOU TO READ THE FULL WRITTEN OPINION CAREFULLY;

•	the fact that there are no regulatory approvals required to consummate the asset sale;

•	the availability of dissenters’ rights under Colorado law to any holders of Vari-L’s common stock that disapprove of the asset sale; and

•	the fact that the plan of dissolution permits the board of directors of Vari-L, if it determines that it would be in the best interests of Vari-L’s shareholders or creditors for Vari-L not to dissolve, to abandon or delay the dissolution of Vari-L until a future date to be determined by the board of directors.

The Vari-L board of directors also considered the following potentially negative factors in its deliberations concerning the overall transaction:

•	the risk that the transaction might not be completed in a timely manner or at all;

•	the fact that Vari-L could lose other transaction opportunities during the period it is precluded under the terms of the exclusivity and right of first refusal agreement and the asset purchase agreement from soliciting other transaction proposals;

•	the fact that the transaction was structured as an asset sale and that Sirenza would assume only selected liabilities, which meant that Vari-L would remain responsible for liabilities not assumed by Sirenza and could potentially be responsible for currently unanticipated claims that might be made in the future;

•	the fact that a portion of the consideration had to be held in escrow, and that the assertion of additional claims or discovery of additional liabilities could delay or prevent distributions to shareholders;

•	the costs that Vari-L may incur if it needs to liquidate the shares of Sirenza stock received in the transaction, which would not be incurred if the assets were sold to a buyer for cash, and the potential negative impact of any potential delay in Vari-L’s ability to liquidate the Sirenza shares;

•	the potential negative impact of the transaction on Vari-L’s relationships with customers, vendors or creditors after announcement of the proposed asset sale;

•	the potential negative reaction of the financial community after announcement of the proposed transaction; and

•	the other risks and uncertainties discussed above under “Risk Factors—Risks Relating to the Asset Sale and the Dissolution of Vari-L” and those risk factors contained in Sirenza’s most recent annual report on Form 10-K, which are substantially similar to those risks and uncertainties discussed above under “Risk Factors—Risks Relating to Sirenza.”

The foregoing positive and negative factors together comprise the Vari-L board’s material considerations in entering into the asset sale.

Based on the factors listed above, the Vari-L board of directors determined that a sale of assets and a subsequent dissolution of Vari-L would likely return the greatest value to Vari-L shareholders as compared to other alternatives. The Vari-L board of directors further determined that a subsequent wind-up of Vari-L’s operating business would prevent further erosion of shareholders’ equity through continuing net losses and market declines. There can be no assurance that the net proceeds from the sale consideration received upon the closing of the asset sale and the value per share of Sirenza common stock in the hands of the Vari-L shareholders will equal or exceed the price or prices at which the Sirenza common stock has recently traded or may trade in the future, or that the liquidation value will exceed zero. However, the Vari-L board of directors believes that it is in the best interests of Vari-L and its shareholders and creditors that Vari-L pay or make adequate provision for its liabilities and obligations and distribute to the shareholders any remaining proceeds from the sale of Vari-L’s assets and the liquidation of its business. If the dissolution of Vari-L is not approved by the shareholders of Vari-L, and the asset sale to Sirenza is not completed, the Vari-L board of directors will explore what, if any, alternatives are available for the future of Vari-L. The Vari-L board of directors does not believe, however, that there are viable alternatives to the asset purchase agreement and the plan of dissolution, and even if there were, that any of its employees would continue to be available to execute them.

The foregoing discussion of these factors includes all of the material factors considered by the Vari-L board of directors. The board of directors of Vari-L did not quantify or attach any particular weight to the various factors that they considered in reaching their determination that the terms of the asset sale and dissolution of Vari-L are fair to and in the best interests of Vari-L and its shareholders and creditors. Rather, the Vari-L board of directors viewed its recommendation as being based upon its business judgment in light of Vari-L’s financial position and the totality of the information presented and considered, and the overall effect of the asset sale and the dissolution of Vari-L on the creditors and shareholders of Vari-L compared to continuing the business of Vari-L or seeking other potential parties to effect an investment in or other business combination or acquisition transaction with Vari-L.

Sirenza’s Reasons for Entering Into the Asset Purchase Agreement

Sirenza’s board of directors determined that the purchase of the assets from Vari-L is consistent with and in furtherance of the long-term business strategy of Sirenza and fair to, and in the best interests of, Sirenza and its stockholders, and has unanimously approved the asset purchase and asset purchase agreement.

In reaching its determination, Sirenza’s board of directors considered the following positive factors:

•	the strategic rationale for the asset purchase and contemplated transaction benefits, including the expectation that the combination of Vari-L’s products with Sirenza’s existing product line would be better able to meet Sirenza’s infrastructure customers’ desire to have fewer component suppliers offering a wider range of products and able to provide worldwide engineering support;

•	future projections and historical information concerning Sirenza’s and Vari-L’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarters for each company with the SEC;

•	Sirenza management’s view of the financial condition, results of operations and businesses of Sirenza and Vari-L before and after giving effect to the asset purchase and the asset purchase’s long-term effect on Sirenza stockholder value, including the expectation that the combined company would be able to realize cost savings through the consolidation of excess facilities;

•	current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of Sirenza and the common stock of Vari-L;

•	the consideration that Sirenza is offering to Vari-L in the asset purchase, including, without limitation, the specified liabilities of Vari-L to be assumed pursuant to the asset purchase agreement;

•	the belief that the terms of the asset purchase agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•	the prospects of Sirenza without the asset purchase;

•	the potential for other third parties to enter into strategic relationships with or to acquire Vari-L;

•	detailed financial analysis and other information with respect to the asset purchase;

•	the structure of the transaction as an asset purchase, which allowed Sirenza to assume only specified liabilities of Vari-L while acquiring substantially all of Vari-L’s tangible and intangible assets and allowed for the possibility of post-closing indemnity protections;

•	the opinion of Broadview (attached to this proxy statement/prospectus as Annex F) that, as of December 2, 2002 and subject to the limitations and assumptions set forth therein, the aggregate consideration to be paid by Sirenza in the asset purchase was fair from a financial point of view to the Sirenza stockholders;

•	the impact of the asset purchase on Sirenza’s customers, vendors and employees; and

•	reports from Sirenza management and technical personnel, as well as Sirenza’s legal and financial advisors, as to the results of their respective due diligence investigations of Vari-L.

In addition, Sirenza’s board of directors considered the following potentially negative factors in its deliberations concerning the asset purchase and asset purchase agreement:

•	the risk that the potential benefits sought in the asset purchase might not be fully realized;

•	the possibility that the asset purchase might not be consummated and the effect of public announcement of the asset purchase on Sirenza’s perception in the marketplace;

•	the potential dilutive effect of the issuance of the common stock of Sirenza in the asset purchase and the anticipated impact on Sirenza’s liquidity and capital resources of the cash to be used in the asset purchase;

•	the substantial costs to be incurred in connection with the asset purchase, including costs of assuming the business and transaction expenses arising from the asset purchase;

•	the risk of integrating Vari-L’s business and management and employee disruption associated with the asset purchase; and

•	the difficulty of managing separate operations at different geographic locations.

The foregoing discussion of these factors includes all material factors considered by Sirenza’s board of directors. The board of directors of Sirenza did not quantify or attach any particular weight to the various factors that they considered in reaching their determination that the asset purchase and asset purchase agreement are fair to and in the best interests of Sirenza and its stockholders. Rather, Sirenza’s board of directors viewed its recommendation as being based upon its business judgment in light of Sirenza’s financial position and the totality of the information presented and considered, and the overall effect of the asset purchase.

Following the execution of the asset purchase agreement, Sirenza and Vari-L publicly made the following forward-looking statements that are consistent with financial projections considered by Sirenza’s board of directors in their review and evaluation of the asset purchase:

•	A statement on January 21, 2003 that the midpoint of the combined company revenues for the year ending December 31, 2003 was expected to be $45 million, with a 10% band on either side of that number, with the revenue split roughly evenly between Sirenza and Vari-L, with Sirenza possibly contributing 55%;

•	A statement on January 21, 2003 that the combined company GAAP net income (loss) for the year ending December 31, 2003 was expected to be in the range of breakeven to a $1.0 million loss, or a basic earnings per share of zero cents to negative three cents;

•	A statement on January 21, 2003 to the effect that the asset purchase was expected to be accretive to pro forma earnings in the first full fiscal quarter following the closing of the asset purchase, and that the combined company was expected to be pro forma profitable and cash flow positive in the second full fiscal quarter following the closing (for purposes of this statement, pro forma results excluded all amortization of intangible assets, deferred compensation and restructuring and relocation costs);

•	A statement on December 2, 2002 that it was anticipated that the combined company would reduce headcount by approximately 20% across all functions with general and administrative headcount reduced by nearly 40%; and

•	A statement on December 2, 2002 that the consolidation of the two companies could yield a total savings of approximately $10 million to $11 million per year on a run-rate basis.

Sirenza and Vari-L wish to caution you that these forward-looking statements are in fact predictions that are subject to numerous risks and uncertainties, and that actual events or results may differ materially. The factors that could cause actual results or events to differ materially include each of the factors set forth under the heading “Risk Factors” beginning on page [26] of this proxy statement / prospectus.

Facts, circumstances and assumptions can and do change over time, and these changes can cause expectations to change, perhaps materially. It is also important to understand that the statements above have not been updated since the date they were made, and that by [April 16], 2003, the expected date of the Vari-L meeting of shareholders, the statements above will not reflect changes in facts, circumstances and assumptions that may occur for periods of approximately three to four-and-a-half months depending on the particular statement.

The statements above were based upon numerous assumptions. If any one of these assumptions proves to be flawed, or the risks referred to in “Risk Factors” materialize, actual events and results may differ materially from the events and results anticipated in the statements above. Sirenza and Vari-L encourage you to review the more extensive discussion of the assumptions on which the statements above were based and the risks associated with relying on such statements beginning on page 26 of this proxy statement / prospectus.

Opinion of Vari-L’s Financial Advisor

Pursuant to an engagement letter dated September 9, 2002, the board of directors of Vari-L retained GMB to act as the financial advisor and representative of Vari-L in connection with handling a process that resulted in the asset sale and to render to Vari-L’s board of directors an opinion with respect to the fairness, from a financial point of view, to Vari-L of the sale consideration (as defined in the attached Annex C) to be received in the asset sale. GMB was selected as the board’s financial advisor because of its standing as a recognized investment banking firm which is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, private placements, and valuations for corporate and other purposes. The terms of the asset purchase agreement, including the sale consideration, were determined through negotiations between Vari-L and Sirenza. GMB was not requested to, and did not recommend, a specific amount of consideration to be received by Vari-L pursuant to the asset purchase agreement. GMB did participate in the negotiations and provided advice to Vari-L during the negotiations.

At a meeting of the Vari-L board of directors on November 30, 2002, Vari-L’s board of directors requested that GMB render its opinion whether the consideration to be received by Vari-L in the asset sale was fair to Vari-L from a financial point of view. Accordingly, GMB delivered a draft of its written opinion to Vari-L’s board of directors at the November 30, 2002 meeting and rendered its oral opinion that, subject to the conditions set forth in its written opinion, the consideration to be received by Vari-L in the asset sale was fair to Vari-L from a financial point of view. GMB indicated that it would deliver its written opinion to the Vari-L board of directors concurrently with the execution of the asset purchase agreement. On December 2, 2002, GMB delivered its written opinion to the Vari-L board of directors, which opinion was identical in all material respects to the draft opinion circulated at the November 30, 2002 board meeting. During the period from November 30, 2002 through December 2, 2002, there were no material changes in the terms of the proposed transaction.

The full text of GMB’s opinion dated as of December 2, 2002, which sets forth certain assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, and circumstances where the opinion should not be relied upon is attached hereto as Annex C and is incorporated by reference in its entirety in this proxy statement/prospectus. Vari-L’s shareholders are urged to read such opinion in its entirety. GMB’s opinion is addressed to Vari-L’s board of directors, is directed only to the fairness of the consideration to be received in the asset sale by Vari-L, and does not constitute a recommendation to any shareholder of Vari-L as to how such shareholder should vote in relation to the asset sale and plan of dissolution. The summary of the opinion of GMB set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, GMB reviewed and analyzed, among other things:

•	the asset purchase agreement;

•	publicly available information concerning Vari-L and Sirenza which GMB believed to be relevant to its inquiry;

•	financial and operating information with respect to the business, operations, and prospects of Vari-L and Sirenza furnished to GMB by each party;

•	the trading history of the common stock of Vari-L and Sirenza from December 1, 2001 to December 1, 2002;

•	a comparison of the historical financial results and present financial condition of Vari-L and Sirenza with those of other companies which were deemed relevant;

•	a comparison of the financial terms of the asset sale with the financial terms of certain other recent transactions which GMB deemed relevant; and

•	certain historical data relating to acquisitions of publicly traded companies, including premiums paid, multiples of revenue, earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT) paid in such acquisitions.

In addition, GMB held discussions with the management of each of Vari-L and Sirenza concerning their business, operations, assets, present condition, and future prospects, and undertook such other studies, analyses, and investigation as GMB deemed appropriate.

GMB relied upon the accuracy and completeness of the financial and other information used by GMB in arriving at its opinion without independent verification. With respect to certain forward looking financial information of the parties, GMB assumed that such information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the parties’ management as to the future financial prospects of the parties. GMB did not conduct a physical inspection of the properties and facilities of the parties and did not make or obtain any evaluations or appraisals of the assets or liabilities of the parties.

GMB’s opinion was necessarily based upon market, economic and other conditions as they may have existed and could be evaluated as of December 2, 2002. In connection with the preparation of its fairness opinion, GMB performed certain financial and comparative analyses, the material portions of which are summarized below. The summary set forth below includes the financial analyses used by GMB and deemed to be material, but does not purport to be a complete description of the analyses performed by GMB in arriving at its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In addition, GMB believes that its analyses must be considered as an integrated whole, and that selecting portions of such analyses and the factors considered by it, without considering all of such analyses and factors, could create a misleading or an incomplete view of the process underlying its analyses set forth in the opinion. In performing its analyses, GMB made numerous assumptions with respect to industry and economic conditions and other matters, many of which are beyond the control of the parties. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily reflect the price at which such companies may actually be sold, and such estimates are inherently subject to uncertainty. No public company utilized as a comparison is identical to the parties and no merger and acquisition transaction involved companies identical to the parties. An analysis of the results of such comparisons is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and transactions and other factors that could affect the values of companies to which the parties are being compared.

The following is a summary of the material analyses prepared by GMB in connection with its December 2, 2002 opinion.

Historical Stock Price Analysis.

GMB analyzed the prices at which the common stock of the parties traded during the last twelve months (LTM) as of December 2, 2002. GMB observed that the LTM high price for Vari-L’s common stock was $2.00 on December 7, 2001, and the LTM low price for the Vari-L’s common stock was $0.21 on October 30, 2002. In this regard, GMB specifically reviewed the public market data relating to the prices of Vari-L’s common stock for prior periods and noted that during the period from December 1, 2001 to December 1, 2002, the adjusted market value of Vari-L (defined as the number of shares of common stock outstanding multiplied by the price per share plus debt and minus cash) ranged between a high of $14.601 million and a low of $2.981 million. On October 8, 2002, the last trading date before the initial public announcement of the loan facility between the parties, Vari-L’s common stock closed at a price of $0.40 per share, representing an adjusted market value of $4.361 million. The consideration to be received by Vari-L of $15.004 million represents a premium of 244% over the October 8, 2002 adjusted market value.

Comparable Public Company Analysis.

GMB reviewed and compared certain publicly available financial, operating, and market valuation data for the parties and seventeen other publicly traded companies.

The companies included in GMB’s comparable public company analysis were:

• AML Communications, Inc.	• Endwave Corporation	• Signal Technology Corporation
• Amplidyne, Inc.	• Frequency Electronics, Inc.	• Sirenza Microdevices, Inc.
• Anadigics, Inc.	• Herley Industries, Inc.	• Spectrian Corporation
• Anaren Microwave, Inc.	• Merrimac Industries, Inc.	• Telaxis Communications Corporation
• Celeritek, Inc.	• Micronetics Wireless, Inc.	• TriQuint Semiconductor, Inc.
• CTS Corporation	• REMEC, Inc.	• WJ Communications, Inc.

GMB noted that none of the comparable public companies were identical to the parties and that, accordingly, the analysis of the comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies. GMB calculated various financial ratios and multiples based upon recent closing prices of the comparable public companies and the most recent publicly available information for the various companies. The following valuation ratios were used in determining ranges of implied entity values of the parties based on LTM financial performance as of September 30, 2002: adjusted market value (defined as equity value plus debt and preferred stock minus cash and marketable securities) to (i) revenue, (ii) earnings before income tax, depreciation and amortization, or EBITDA and (iii) earnings before income tax, or EBIT.

GMB’s analysis of the selected companies indicated adjusted market value multiples as follows:

	Median Multiple	Low Multiple	High Multiple
Adjusted market value/LTM revenue	0.75x	*	2.90x
Adjusted market value/LTM EBITDA	0.17x	*	28.50x
Adjusted market value/LTM EBIT	*	*	33.50x

*	Not meaningful because multiples are negative.

GMB then applied the median multiples of the comparable publicly traded companies to Vari-L’s LTM revenue, LTM EBITDA and LTM EBIT as of September 30, 2002. GMB noted that Vari-L’s LTM EBITDA and LTM EBIT results are negative and thus gave no weight to the LTM EBITDA and LTM EBIT analysis and accordingly based its analysis on LTM revenue. To determine the range implied by its comparable company analysis, GMB used the median multiple for LTM revenue as the upper end of its range and a 10% discount of the median multiple for LTM revenue as the lower end of its range. Based upon the application of such multiples to Vari-L’s LTM revenue, GMB calculated the implied entity value range of Vari-L to be $13.263 million to $14.737 million. As discussed below under “Analysis of Transaction Structure,” due to Vari-L’s advice to GMB that the liabilities to be retained by Vari-L following the asset sale were extraordinary in nature, GMB concluded that the retention of such liabilities did not materially impact its comparable public companies analysis.

Analysis of Selected Merger and Acquisition Transactions.

Among acquisitions in other industries, GMB reviewed and analyzed a number of merger and acquisition transactions involving companies in the wireless communications industry, 16 of which were completed or announced in 2002 and were used in the comparable transactions analyses.

The merger and acquisition transactions included in GMB’s analysis of selected merger and acquisition transactions were:

Target:	Buyer:
Optoelectronics business of Agere Systems Inc.	Triquint Semiconductor Inc.
Tavanza, Inc.	Celeritek, Inc.
Truetime, Inc.	Symmetricom, Inc.
WJ Communications, Inc.	Fox Paine & Co., LLC
Telaxis Communications	P-Com, Inc.
Celeritek, Inc.	Anaren Microwave, Inc.
Datum, Inc.	Symmetricom, Inc.
Spectrian Corp	REMEC, Inc.
Wireless assets of Signal Technology Corp.	Endwave Corp.
Xemod, Inc.	Sirenza Microdevices, Inc.
Celiant Corp.	Andrew Corp.
Microsemi RF Products, Inc.	Advanced Power Technology, Inc.
Mobilink Telecom, Inc.	Broadcom Corp.
Proxim, Inc.	Western Multiplex Corp.
Certain assets of COM DEV International	Mitec Telecom, Inc.
GHz Technology, Inc.	Advanced Power Technology, Inc.

GMB noted that none of the selected transactions reviewed was identical to the asset sale and that, accordingly, the analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the acquisition values of comparable transactions. For each acquisition, GMB calculated adjusted market value as a multiple of (i) LTM revenues, (ii) LTM EBITDA, and (iii) LTM EBIT. Such analysis indicated the following ranges of multiples for the selected merger and acquisition transactions:

	Median Multiple	Low Multiple	High Multiple
Adjusted market value/LTM revenue	0.85x	*	1.70x
Adjusted market value/LTM EBITDA	*	*	8.00x
Adjusted market value/LTM EBIT	*	*	13.00x

*	Not meaningful because multiples are negative.

GMB then applied the median multiples of its analyzed comparable transactions to Vari-L based on LTM revenue, LTM EBITDA and LTM EBIT as of September 30, 2002. GMB noted that Vari-L’s LTM EBITDA and LTM EBIT results are negative and thus gave no weight to the LTM EBITDA and LTM EBIT analysis and accordingly based its analysis on LTM revenue. To determine the range implied by its comparable transactions analysis, GMB used the median multiple for LTM revenue as the upper end of its range and a 10% discount of the median multiple for LTM revenue as the lower end of its range. Based upon the application of such multiples to Vari-L’s LTM revenue, GMB calculated the implied entity value range of Vari-L to be $15.011 million to $16.679 million. As discussed below under “Analysis of Transaction Structure,” due to Vari-L’s advice to GMB that the liabilities to be retained by Vari-L following the asset sale were extraordinary in nature, GMB concluded that the retention of such liabilities did not materially impact its comparable transactions analysis.

Analysis of Transaction Structure.

In conducting their analysis of comparable public companies and of selected merger and acquisition transactions, GMB took into account the fact that the transaction between Vari-L and Sirenza was being structured as a sale of assets with Sirenza assuming selected liabilities of Vari-L. Unlike the asset sale, the analyzed merger and acquisition transactions typically involved the acquiring parties assuming all of the target companies’ liabilities. Similarly, the market capitalization data for comparable public companies reflected their respective assets and liabilities. However, GMB noted that in the asset sale, Sirenza will assume a substantial portion of what GMB considered to be operating liabilities incurred in the normal course of Vari-L’s business. The liabilities being assumed by Sirenza in the asset sale, which Vari-L instructed GMB to consider to be operating liabilities incurred in the normal course of Vari-L’s business, include obligations after the closing under contracts to be transferred to Sirenza, liabilities after the closing for warranty, product liability and infringement claims arising from the manufacture, use or sale of the Vari-L products transferred to Sirenza, trade accounts payable of Vari-L, accrued holiday, vacation and sick pay payable to Vari-L employees as of the closing, and warranty reserves accrued by Vari-L that remain outstanding at the closing. For a more complete list of the liabilities that Sirenza will assume, see the “Material Terms of the Asset Purchase Agreement—Assumed Liabilities” section of this proxy statement/prospectus.

Additionally, GMB believed that the liabilities to be retained by Vari-L following the asset sale were largely extraordinary in nature and not of the type incurred by most companies in the ordinary course of their businesses. The liabilities being retained by Vari-L after the asset sale, which Vari-L instructed GMB to consider to be extraordinary in nature and not of the type generally assumed by buyers without indemnification or a purchase price reduction, include payments with respect to the class action litigation and other litigation matters, as more fully discussed in the “Vari-L Business—Legal Proceedings” section of this proxy statement/prospectus, and a substantial payment with respect to the early termination of Vari-L’s lease for its principal executive office, as more fully discussed in the “Vari-L Business—Properties” section of this proxy statement/prospectus. For a more complete list of the liabilities that Vari-L will retain, see the “Material Terms of the Asset Purchase Agreement—Excluded Liabilities” section of this proxy statement/prospectus.

Accordingly, GMB concluded that the transfer of only a portion of Vari-L’s liabilities and the retention of certain liabilities, which GMB was advised by Vari-L were considered extraordinary in nature, did not materially impact its comparable public company and comparable transactions analyses. Thus, GMB believed that, although the structure of the asset sale differed from the analyzed merger and acquisition transactions, such comparable transactions nonetheless had analytical value in determining the fairness of the asset sale. Likewise, GMB believed that data from comparable public companies had analytical value in determining the fairness of the asset sale.

Discussions with Other Parties.

As agent for Vari-L, GMB also held discussions with other parties that expressed interest in acquiring Vari-L or its assets. GMB took these discussions into account when evaluating the fairness of the consideration to be received in the asset sale.

The summary set forth above does not purport to be a complete description of the analyses conducted or data presented by GMB. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. GMB believes that the summary set forth above and their analyses must be considered as a whole and that selecting only portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. GMB based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The preparation of fairness opinions does not involve a mathematical weighing of the results of the individual analyses performed, but requires GMB to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by GMB was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. GMB did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, GMB considered the results of the analyses in light of each other and ultimately reached its conclusion based on the results of all analyses taken as a whole.

Under the terms of Vari-L’s engagement letter with GMB, if the asset sale is consummated, a transaction fee of approximately $500,000 will be paid to GMB. In addition, Vari-L has agreed to reimburse GMB for its reasonable out-of-pocket expenses and to indemnify GMB against certain liabilities, including certain liabilities under the federal securities laws.

Opinion of Sirenza’s Financial Advisor

Pursuant to a letter agreement dated as of August 6, 2002, Broadview was engaged to act as financial advisor to the Sirenza board of directors and to render an opinion to the board regarding the fairness of the aggregate consideration (defined as set forth in the text of the Broadview opinion attached to this proxy statement/prospectus as Annex F), from a financial point of view, to Sirenza stockholders. The Sirenza board selected Broadview to act as financial advisor based on Broadview’s reputation and experience in the information technology, communication and media sector. At the meeting of the Sirenza board on December 2, 2002, Broadview delivered its written opinion that, as of December 2, 2002, based upon and subject to various factors and assumptions, the aggregate consideration was fair, from a financial point of view, to Sirenza stockholders.

Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Appendix F to this document. Sirenza stockholders are urged to, and should, read the Broadview opinion carefully and in its entirety. The Broadview opinion is directed to the Sirenza board and addresses only the fairness of the aggregate consideration from a financial point of view to the holders of shares of Sirenza common stock as of the date of the opinion. The summary of the Broadview opinion set forth in this proxy statement, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Broadview, among other things:

•	reviewed the terms of the draft of the asset purchase agreement furnished to Broadview by Sirenza on November 27, 2002;

•	reviewed certain internal and publicly available financial statements and other information of Sirenza and Vari-L, respectively;

•	reviewed and aided in the preparation of certain financial projections for Sirenza and Vari-L prepared and provided to Broadview by Sirenza and Vari-L management, respectively;

•	participated in discussions with Sirenza and Vari-L management concerning the operations, business strategy, financial performance and prospects for Sirenza and Vari-L, respectively;

•	discussed the strategic rationale for the asset purchase with Sirenza and Vari-L management, respectively;

•	reviewed the reported closing prices and trading activity for Sirenza common stock and Vari-L common stock;

•	compared certain aspects of the financial performance of Sirenza and Vari-L with other comparable public companies;

•	analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

•	analyzed the anticipated effect of the asset purchase on the future financial performance of Sirenza;

•	assisted in negotiations and discussions related to the asset purchase and the loan facility among Sirenza, Vari-L and their respective financial and legal advisors; and

•	conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the asset purchase agreement, that was publicly available or furnished to Broadview by Sirenza, Vari-L, or Vari-L’s advisors. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Sirenza and Vari-L, respectively, as to the future performance of Sirenza and Vari-L, as applicable. Broadview also assumed that neither Sirenza nor Vari-L is currently involved in any material transaction as of the date of Broadview’s opinion other than the asset purchase, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Broadview also assumed that, in accordance with the asset purchase agreement, Sirenza will not have any liability for any liability of Vari-L not explicitly assumed by Sirenza pursuant to the asset purchase agreement.

Broadview did not make or obtain any independent appraisal or valuation of any of Vari-L’s assets. Broadview’s opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of December 2, 2002 and any change in such conditions since that date would require a reevaluation of Broadview’s opinion. The Broadview opinion did not express any opinion as to the price at which Sirenza’s common stock will trade at any time or as to the relative values of the stock and cash components of the aggregate consideration.

The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering Broadview’s opinion. These analyses were orally presented to the Sirenza board at its meeting on December 2, 2002 and delivered with the opinion on December 2, 2002. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Vari-L Stock Performance Analysis.

Broadview compared the recent stock performance of Vari-L with that of the NASDAQ Composite and the Vari-L Comparable Index. The Vari-L Comparable Index is comprised of public companies that Broadview deemed comparable to Vari-L. Broadview selected five public company comparables in the Radio Frequency (RF) Components Industry, with Trailing Twelve Month (TTM) revenue between $10 million and $100 million and TTM Gross Margins between ten percent and fifty percent. The Vari-L Comparable Index consists of the following companies: Anaren Microwave, Inc.; Signal Technology Corporation; Frequency Electronics, Inc.; Merrimac Industries Inc.; and Celeritek, Inc.

Public Company Comparable Analysis.

Broadview considered ratios of market capitalization, adjusted for cash and debt when necessary, to selected historical operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Vari-L with publicly available information for the companies comprising the Vari-L Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

The following table presents, as of December 2, 2002, the median multiples and the range of multiples for the Vari-L Comparable Index of total market capitalization (defined as equity market capitalization plus total debt minus cash and cash equivalents) divided by selected operating metrics:

	Median Multiple	Range of Multiples
Total Market Capitalization to Last Twelve Months Revenue	1.04	NM – 1.78
Total Market Capitalization to Last Twelve Months Gross Profit	3.18	NM – 6.24
Total Market Capitalization to Last Quarter Revenue Annualized	0.93	NM – 1.72
Total Market Capitalization to Last Half-Year Revenue Annualized	1.21	NM – 1.67
Total Market Capitalization to Projected Calendar Year 2003 Revenue	1.05	NM – 1.60

Throughout this summary a multiple which is not meaningful because it is a negative number is denoted by the term NM.

The following table presents, as of December 2, 2002, the median implied values and the range of implied values of Vari-L, calculated by using the multiples shown above and the appropriate Vari-L operating metric:

	Implied Median Value	Range of Implied Values
Total Market Capitalization to Last Twelve Months Revenue	$20,248	NM – $	34,895
Total Market Capitalization to Last Twelve Months Gross Profit	$20,595	NM – $	40,445
Total Market Capitalization to Last Quarter Revenue Annualized	$14,850	NM – $	27,343
Total Market Capitalization to Last Half-Year Revenue Annualized	$21,442	NM – $	29,718
Total Market Capitalization to Projected Calendar Year 2003 Revenue	$23,882	NM – $	36,419

No company utilized in the public company comparables analysis as a comparison is identical to Vari-L. In evaluating the comparables, Broadview made numerous assumptions with respect to RF Components Industry performance and general economic conditions, many of which are beyond the control of Vari-L. Mathematical analysis, such as determining the median, average, or range, is not in itself a meaningful method of using comparable company data.

Transaction Comparables Analysis.

Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating results in order to indicate multiples strategic and financial acquirers have been willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions that they considered similar to the asset purchase. Broadview selected these transactions by choosing transactions from January 1, 2001 through November 29, 2002 involving sellers in the RF Components industry with revenues greater than $5 million for the last reported twelve months. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as information from Broadview’s proprietary database of published and confidential merger and acquisition transactions in the information technology, communication and media industries. These transactions consisted of the acquisition of:

•	Conexant Systems, Inc.’s Wireless Business by Alpha Industries, Inc.;

•	Sawtek, Inc. by Triquint Semiconductor, Inc.;

•	GHz Technology, Inc. by Advanced Power Technology, Inc.;

•	Infineon Technologies AG’s Gallium Arsenide Integrated Circuit Business by Triquint Semiconductor, Inc.;

•	Micro Networks Corporation by Integrated Circuit Systems, Inc.;

•	Celiant Corporation by Andrew Corporation;

•	FSY Microwave, Inc. by Spectrum Control, Inc.;

•	Thales SA’s Thales Microsonics by Tekelec Group’s Temex subsidiary; and

•	Spectrian Corporation by REMEC, Inc.

The following table presents, as of December 2, 2002, the median multiple and the range of multiples of Adjusted Price (defined as equity price plus total debt minus cash and cash equivalents) divided by the seller’s revenue in the last reported twelve months prior to acquisition for the transactions listed above:

	Median Multiple	Range of Multiples
Adjusted Price to Last Reported Twelve Months Revenue	1.42	NM – 9.49

The following table presents, as of December 2, 2002, the median implied value and the range of implied values of Vari-L, calculated by multiplying the multiples shown above by the appropriate Vari-L operating metric for the twelve months ended September 30, 2002:

	Median Implied Value (000’s)	Range of Implied Values (000’s)
Adjusted Price to Last Reported Twelve Months Revenue	$27,819	NM – $	186,609

No transaction utilized as a comparable in the transaction comparables analysis is identical to the asset purchase. In evaluating the comparables, Broadview made numerous assumptions with respect to the RF Components industry’s performance and general economic conditions, many of which are beyond the control of Sirenza or Vari-L. Mathematical analysis, such as determining the average, median, or range, is not in itself a meaningful method of using comparable transaction data.

Relative Contribution Analysis.

Broadview examined the relative contribution of Vari-L to Sirenza for a number of historical and projected operating metrics. In this analysis, projected figures for Sirenza and Vari-L are based on management estimates.

The following reflect the relative contribution of Sirenza and Vari-L for each operating metric:

	Sirenza	Vari-L
TTM Revenue	48.4%	51.6%
TTM Gross Profit	60.8%	39.2%
Projected 2003 Revenue	52.6%	47.4%
Projected 2003 Gross Profit	57.9%	42.1%

Sirenza Stock Performance Analysis.

Broadview compared the recent stock performance of Sirenza with that of the NASDAQ Composite and the Sirenza Comparable Index. The Sirenza Comparable Index is comprised of public companies that Broadview deemed comparable to Sirenza. Broadview selected five public companies in the RF Semiconductor industry with revenues between $10 million and $100 million in the last twelve months.

The telecommunications carrier access equipment public companies consist of:

•	RF Monolithics, Inc.;

•	ANADIGICS, Inc.;

•	WJ Communications, Inc.;

•	Spectrian Corporation; and

•	Celeritek, Inc.

Evaluation of Sirenza Equity.

Broadview compared financial information of Sirenza with publicly available information for companies comprising the Sirenza Comparable Index. For this analysis, as well as other analyses, Broadview examined publicly available information, as well as a range of estimates based on securities research analyst reports.

Pro Forma Combination Analysis.

Broadview calculated the pro forma impact of the asset purchase on the combined entity’s projected earnings per share for Sirenza’s fiscal year ending December 31, 2003, taking into consideration various financial effects which may result from consummation of the asset purchase. This analysis relies upon certain financial and operating assumptions provided by Sirenza management and Vari-L management and publicly available data about Sirenza and Vari-L. Broadview examined a purchase scenario under the assumption that no opportunities for cost savings or revenue enhancements exist. Based on a scenario assuming the combined companies can achieve a modest cost savings through improvement in the cost of sales and reduction in sales, general and administrative expenses of $11.3 million for the GAAP-based combined entity in 2003, as agreed upon by Vari-L management and Sirenza management, the pro forma purchase model indicates that the combined company can achieve an increase in EPS (relative to Sirenza’s standalone performance) for the fiscal year ending December 31, 2003.

Consideration of the Discounted Cash Flow Methodology.

While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company such as Vari-L, a preponderance of the value in a valuation based on discounted cash flow will be in the terminal value of the entity, which is extremely sensitive to assumptions about the sustainable long-term growth rate of the company. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing Vari-L.

Consideration of the Transaction Premiums Paid Methodology.

While a transaction premiums paid analysis is a commonly used valuation methodology, Broadview did not employ such an analysis for purposes of this opinion. Such an analysis indicates the additional value, when compared to public shareholders, that strategic and financial acquirers are willing to pay for companies in a particular market segment. A transaction premiums paid analysis is most appropriate for acquisitions of a seller’s equity and acquisitions where the transaction consideration is paid directly to the seller’s public shareholders. Given that this transaction is an asset purchase and that a portion of the consideration paid to the remaining Vari-L entity will be used for purposes of settling liability of Vari-L not explicitly assumed by Sirenza pursuant to the asset purchase agreement, Broadview considered a transaction premiums paid analysis inappropriate for valuing Vari-L.

In connection with the review of the asset purchase by the Sirenza board, Broadview performed a variety of financial and comparative analyses. This summary includes the financial analyses used by Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Sirenza or Vari-L. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The aggregate consideration pursuant to the asset purchase agreement and other terms of the asset purchase agreement were determined through arm’s length negotiations between Sirenza and Vari-L, and were approved by the Sirenza board. Broadview provided advice to the Sirenza board during such negotiations; however, Broadview did not recommend any specific consideration to the Sirenza board or that any specific consideration constituted the only appropriate consideration for the asset purchase. In addition, Broadview’s opinion and presentation to the Sirenza board was one of many factors taken into consideration by the Sirenza board in making its decision to approve the asset purchase. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the Sirenza board with respect to the value of Vari-L or of whether the Sirenza board would have been willing to agree to a different consideration.

Upon consummation of the asset purchase, Sirenza will be obligated to pay Broadview a transaction fee equal to:

•	$500,000 if the total consideration paid to Vari-L by Sirenza is greater than $15 million;

•	$650,000 if the total consideration paid to Vari-L by Sirenza is between $10 million and $15 million; or

•	$750,000 if the total consideration paid to Vari-L by Sirenza is less than $10 million.

For purposes of calculating the transaction fee payable to Broadview, the total consideration will consist of all Sirenza common stock and cash paid to Vari-L and all loans made by Sirenza to Vari-L prior to the closing of the asset sale. The value of any consideration paid in the form of Sirenza common stock will be determined based on the average of the closing daily sales prices of Sirenza common stock for the ten trading days ending two trading days prior to the closing of the asset sale. Assuming that the amount of the net asset adjustment described elsewhere in this proxy statement/prospectus is zero, if the average of the closing daily sales prices of Sirenza common stock exceeds $1.44, Sirenza currently expects to pay Broadview $500,000. Based on the same assumption, if the average of the closing daily sales prices of Sirenza common stock is less than or equal to $1.44, Sirenza currently expects to pay Broadview $650,000. Sirenza does not currently expect it will be obligated to pay Broadview more than $650,000. Sirenza has already paid Broadview a fairness opinion fee of $250,000 and an engagement fee of $15,000. The engagement fee and the fairness opinion fee will be credited against the transaction fee payable by Sirenza upon completion of the asset purchase. In addition, Sirenza has agreed to reimburse Broadview for its reasonable expenses, including fees and expenses of its counsel, and to indemnify Broadview and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which Sirenza and Broadview believe are customary in transactions of this nature, were negotiated at arm’s length between Sirenza and Broadview, and the Sirenza board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Broadview is contingent upon completion of the asset purchase.

MATERIAL TERMS OF THE ASSET PURCHASE AGREEMENT

The following describes the material terms of, and is qualified in its entirety by reference to, the asset purchase agreement. The full text of the asset purchase agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. You are encouraged to read the asset purchase agreement in its entirety. Unless otherwise indicated, references to Sirenza include Sirenza and its subsidiaries, including Olin Acquisition Corporation.

The Asset Purchase Agreement

The asset purchase agreement provides that a subsidiary of Sirenza will purchase substantially all of the tangible and intangible assets of Vari-L. Specifically, the asset purchase agreement provides that Vari-L will sell to the subsidiary of Sirenza assets that include:

•	all tangible assets of Vari-L, including all tangible personal property and equipment owned or leased (and including any equipment that may be installed or affixed to leased real property) excluding leasehold improvements;

•	all technology and intellectual property rights of Vari-L, including any patents, trade secrets, copyrights, trademarks (including goodwill appurtenant thereto) and applications for or rights with respect to same;

•	all rights of Vari-L under each Vari-L contract to be transferred under the agreement;

•	the Vari-L books and records;

•	all supplies, packaging materials, brochures, user manuals, graphics, artwork and UPC codes relating to specified Vari-L products;

•	all Vari-L website content;

•	any other assets, tangible or intangible, or rights of Vari-L;

•	to the extent assignable under any applicable laws, all rights to recover past, present and future damages for the breach, infringement or misappropriation, as the case may be, of any of the foregoing, and all claims and causes of action against third parties related to the Vari-L business;

•	all goodwill associated with the acquired assets or the Vari-L business;

•	substantially all accounts receivable of, and securities, notes and other evidences of indebtedness owed to Vari-L;

•	the corporate name “Vari-L Company, Inc.” and all rights thereto and goodwill associated therewith; and

•	all prepaid rentals, prepaid expenses, claims, deposits, refunds, rights of recovery or setoff, rights of recoupment, franchises, permits, licenses, orders, registrations, certificates and variances obtained by Vari-L from governmental entities or other third parties.

Retained Assets

Notwithstanding the above, pursuant to the terms of the asset purchase agreement, Vari-L will be retaining the following assets in connection with the asset sale:

•	its cash and cash equivalents;

•	its rights under the asset purchase agreement and the related agreements;

•	Vari-L’s insurance policies and its rights thereunder;

•	security deposits relating to leases;

•	retainers paid to legal counsel for its directors and employees;

•	its leasehold interests in real property;

•	accounts for miscellaneous, travel advances, and loan draw down included in accounts receivable;

•	prepaid building rent and employee insurance expenses included in relevant accounts on Vari-L’s balance sheet;

•	improvements on real property and accumulated depreciation thereon; and

•	other deposits included in relevant accounts on Vari-L’s balance sheet.

Assumed Liabilities

The asset purchase agreement further provides that Sirenza’s subsidiary will assume the following liabilities of Vari-L (and that all other liabilities shall be retained by Vari-L):

•	obligations arising after the closing under the contracts to be transferred to Sirenza;

•	liabilities for warranty claims, product liability claims and intellectual property infringement claims resulting from the manufacture, use or sale of the purchased products by Vari-L prior to the closing (other than any environmental liability or any liability related to products which are obsolete or were not sold by Vari-L during the eighteen months preceding the date of the asset purchase agreement);

•	the repayment obligations of Vari-L under the Sirenza loan facility; and

•	any trade accounts payable, accrued holiday, vacation and sick pay payable, and warranty reserves accrued by Vari-L that remain outstanding on closing.

Excluded Liabilities

All liabilities and obligations of Vari-L not specifically assumed by Sirenza under the asset purchase agreement will be retained by Vari-L, including any liabilities relating to:

•	Vari-L’s operations or ownership of its products and the assets being acquired under the asset sale, through the closing of the asset sale (other than liabilities expressly assumed by Sirenza as described above);

•	Vari-L’s termination of contracts relating to its business;

•	amounts payable to Vari-L employees hired by Sirenza that relate to previous employment agreements or benefits accruals arising as of or prior to the closing of the asset sale (other than liabilities expressly assumed by Sirenza as described above);

•	any of Vari-L’s other agents, consultants, independent contractors, employees or former employees whenever they arise, and any benefits liabilities (other than liabilities expressly assumed by Sirenza as described above);

•	any litigation matters or threats of litigation involving Vari-L arising on or that arose prior to the closing of the asset sale;

•	any tax liabilities incurred by Vari-L prior to the closing of the asset sale (other than up to $100,000 of transfer taxes that Sirenza may be responsible for pursuant to the asset purchase agreement);

•	indemnification obligations of Vari-L to any affiliate or third party;

•	any real estate lease or equipment lease;

•	Vari-L’s environmental liabilities;

•	any guaranty or insurance policy of any type, including any life or health insurance, or key man insurance policies on any person;

•	any and all fees and expenses incurred by Vari-L in connection with the asset sale;

•	a possible guarantee payment to Asvan Technology, LLC pursuant to a previously existing agreement; and

•	regular salary payable to Vari-L employees and related taxes at the time of the closing.

Consideration to be Received by Vari-L

If the asset sale is completed, Vari-L will receive an aggregate amount of cash and Sirenza common stock consideration of $13,650,000, to be decreased by the amount of any indebtedness in excess of $1,353,862 owed to Sirenza by Vari-L pursuant to the loan facility between them at the closing date of the asset purchase, and to be further increased or decreased by the amount of the net asset adjustment described below. Forty-five percent of the net amount of the consideration described above will be paid to Vari-L in cash, and the remaining 55% shall be paid in shares of Sirenza common stock, which will be valued for such purpose at $1.44 per share. For example, if the net amount of consideration payable to Vari-L, calculated and adjusted as described above, were to equal $10,000,000, Vari-L would receive a cash payment of $4,500,000, and a number of shares of Sirenza common stock equal to the quotient of $5,500,000 divided by $1.44, or 3,819,444 shares of Sirenza common stock.

As of the date of this proxy statement/prospectus, the amount of principal and accrued interest under the Sirenza loan facility in excess of $1,353,862 was approximately $[3.7 million]. The closing price of Sirenza’s common stock on such date was $[1.16] per share. The net asset adjustment, if calculated on February 28, 2003, would have decreased the purchase price by approximately $[569,000]. Thus, assuming the closing had taken place on the date of this proxy statement/prospectus and the amount of the net asset adjustment as of such date decreased the purchase price by $[569,000], Vari-L would have received approximately $[4.2 million] in cash and [3.6 million] shares of Sirenza common stock with a market value of $[4.1 million] (as of such date) for total cash and stock consideration of $[8.3 million]. However, the value of the cash and stock consideration to be received by Vari-L at the closing of the asset sale may be more or substantially less than $[8.3 million] depending upon the amount of indebtedness under the Sirenza loan facility as of the closing, the value of Sirenza’s common stock as of the closing and the amount of the net asset adjustment. In particular, the amount of indebtedness under the Sirenza loan facility is likely to increase between the date of this proxy statement/prospectus and the closing date due to accrued interest and Vari-L’s expectation that it will continue to borrow under the Sirenza loan facility during such time period, assuming that it continues to have access to such facility.

Reduction of Consideration for Loan Facility Indebtedness.    As indicated above, the aggregate consideration of $13,650,000 payable to Vari-L in the asset sale will be reduced by the amount of any indebtedness in excess of $1,353,862 owed to Sirenza by Vari-L pursuant to the loan facility. In October 2002, Sirenza agreed to provide Vari-L with up to $5.3 million to support general working capital requirements pursuant to a loan facility. Pursuant to the security agreement that Vari-L and Sirenza entered into in connection with the loan facility, the loan is secured by substantially all of the tangible and intangible assets of Vari-L. Vari-L made an initial draw of $1,353,862 to pay off Wells Fargo concurrently with entering into the Sirenza loan facility, and Sirenza has agreed to forgive this amount in the event of the closing of the asset sale. Any amount of loan facility principal and interest outstanding as of the closing date of the asset sale in excess of the initial draw amount will reduce the purchase price otherwise payable to Vari-L. As of the date of this proxy statement/prospectus, other than the initial draw, there is approximately $[3.7 million] of indebtedness (including accrued interest) outstanding under the loan facility that (when assumed by Olin Acquisition Corporation as part of the assumed liabilities) will reduce the purchase price payable to Vari-L if it remains outstanding at the closing. This amount will increase, and the purchase price will decrease dollar-for-dollar, for all amounts drawn on the loan facility by Vari-L after the date of this proxy statement/ prospectus that remain outstanding at the closing date of the asset sale.

Net Asset Adjustment of Consideration.    As indicated above, the aggregate consideration of $13,650,000 payable to Vari-L in the asset sale will be further increased or decreased by the amount of a net asset adjustment.

Pursuant to the asset purchase agreement, Vari-L and Sirenza have designated as either “included” or “excluded” each of the assets and liabilities of Vari-L listed on its balance sheet at September 30, 2002. This balance sheet will be referred to as the reference balance sheet. Included assets and liabilities are those to be acquired or assumed by Sirenza in connection with the asset sale, and excluded assets and liabilities are those to be retained by Vari-L. The excluded assets consist of the assets listed under “Material Terms of the Asset Purchase Agreement—Retained Assets.” The excluded liabilities consist of the liabilities listed under “Material Terms of the Asset Purchase Agreement—Excluded Liabilities.” By subtracting the total included liabilities on the reference balance sheet from the total included assets on the reference balance sheet, Sirenza and Vari-L have agreed upon a beginning net asset balance of $8,447,000. Prior to the closing of the asset purchase, Vari-L will prepare a new balance sheet, which is referred to as the preliminary closing balance sheet, as of the month end immediately preceding the closing, on a basis consistent with that of the reference balance sheet. To the extent that the net asset balance listed on the preliminary closing balance sheet exceeds $8,447,000, the proceeds of the asset sale to Vari-L will be increased on a dollar-for-dollar basis. To the extent that the net asset balance listed on the preliminary closing balance sheet is less than $8,447,000, the proceeds of the asset sale to Vari-L will be decreased on a dollar-for-dollar basis. Within fifteen business days following the closing, Vari-L shall prepare another balance sheet as of the closing date, which shall be prepared on a basis consistent with that of the reference balance sheet, and which is referred to as the closing balance sheet. To the extent that the net asset balance listed on the closing balance sheet exceeds the net asset balance listed on the preliminary closing balance sheet by at least $25,000, the proceeds of the asset sale to Vari-L will be increased on a dollar-for-dollar basis. To the extent that the net asset balance listed on the closing balance sheet is less than the net asset balance listed on the preliminary closing balance sheet by at least $25,000, the proceeds of the asset sale to Vari-L will be decreased on a dollar-for-dollar basis.

Representations and Warranties

The asset purchase agreement contains various representations and warranties made as of the date of the asset purchase agreement and as of the closing date by the parties thereto regarding aspects related to their respective assets, business, financial condition, structure and other facts pertinent to the asset sale and the plan of dissolution. The following list summarizes the material representations and warranties made by each party:

Representations and Warranties of Vari-L.    The representations and warranties made by Vari-L relate to:

•	the corporate structure, due organization, authority, and corporate power of Vari-L, the accuracy of its books and records and similar corporate matters;

•	the authorization, execution, delivery and enforceability of the asset purchase agreement and the related agreements as against Vari-L and the vote of Vari-L shareholders required to approve the asset sale, the dissolution and the name change;

•	the lack of conflicts with Vari-L’s articles of incorporation or bylaws or violations of agreements or laws applicable to Vari-L;

•	Vari-L’s filings and reports with the Securities and Exchange Commission, its financial statements and the absence of undisclosed liabilities;

•	the enforceability of and lack of encumbrances on contracts to be transferred to Sirenza;

•	consents that may be required in connection with the asset sale;

•	Vari-L’s capitalization and outstanding rights to purchase Vari-L common stock;

•	the sufficiency of the consideration to be paid to Vari-L in the asset purchase to satisfy Vari-L’s accrued and contingent liabilities in full;

•	the solvency of Vari-L and the absence of any insolvency or similar proceedings involving Vari-L;

•	the absence of restrictions on Vari-L’s business activities;

•	Vari-L’s good title to assets being purchased by Sirenza and the lack of encumbrances upon and the condition of such assets;

•	Vari-L’s customers and relations with customers, and particularly Vari-L’s receipt of any notice regarding the intentions of its fifteen largest customers to continue dealing with Vari-L;

•	Vari-L’s distributors, distributor inventory and relations with distributors;

•	the intellectual property being transferred and its sufficiency;

•	the absence of litigation;

•	brokers’ or finders’ fees payable in connection with the asset sale;

•	Vari-L’s compliance with tax laws and tax filing and assessment procedures;

•	outstanding powers of attorney;

•	the terms of any transactions between Vari-L and its affiliates that could affect the assets to be acquired by Sirenza;

•	Vari-L’s compliance with laws and regulations;

•	product warranties and the absence of product warranty claims;

•	the applicability of bulk transfer laws to the asset sale;

•	Vari-L’s compliance with existing employee plans and applicable employment laws, as well as the effect of the transaction on Vari-L’s obligations pursuant to such plans or laws;

•	compliance with environmental laws;

•	accounts receivable and accounts payable;

•	the sufficiency of the acquired assets for the operation of Vari-L’s business by Sirenza following the asset sale;

•	the absence of material changes and events with respect to Vari-L and its business;

•	the liabilities and creditors of Vari-L; and

•	the accuracy of the information supplied by Vari-L for inclusion in this proxy statement/prospectus.

Representations and Warranties of Sirenza. The representations and warranties made by Sirenza and Olin Acquisition Corporation relate to:

•	the due organization, authority and corporate power of Sirenza and Olin Acquisition Corporation and similar corporate matters;

•	the authorization, execution, delivery and enforceability of the asset purchase agreement and the related agreements;

•	the authorization and issuance of the shares of Sirenza common stock issuable pursuant to the asset purchase agreement and restrictions on transfer applicable to such shares;

•	the lack of conflicts with certificates of incorporation or bylaws or violations of material agreements or laws applicable to Sirenza or Olin Acquisition Corporation;

•	Sirenza’s filings and reports with the Securities and Exchange Commission and financial statements;

•	consents that may be required in connection with the asset sale;

•	the absence of brokers’ or finders’ fees payable in connection with the asset sale; and

•	the accuracy of the information supplied by Sirenza and Olin Acquisition Corporation for inclusion in this proxy statement/prospectus.

Conduct of Vari-L’s Business Prior to the Closing of the Asset Sale

Material Affirmative Covenants

During the period from the date of the asset purchase agreement until the closing of the asset sale, unless otherwise approved in advance by Sirenza or Olin Acquisition Corporation in writing (which decision to approve or disapprove shall not be unreasonably delayed), Vari-L has agreed to:

•	conduct its business in the ordinary course consistent with past practice;

•	pay its debts and taxes when due;

•	pay or perform its other obligations when due (including payment of all trade credit and accounts payable in a manner consistent with current practices and in any event within 60 days following the date of each invoice, unless longer payment terms were specifically negotiated prior to October 28, 2002);

•	use commercially reasonable, good faith efforts to preserve intact its current business organization, keep available the services of its current officers, employees and agents relating to the Vari-L business, and maintain the relations and goodwill with the suppliers, customers, distributors, landlords, trade creditors, employees, agents, and others having business relationships with Vari-L;

•	keep Sirenza informed concerning material business or operational matters of a significant nature relating to the assets to be transferred to Sirenza or the Vari-L business;

•	use commercially reasonable efforts to maintain the assets to be transferred to Sirenza in their current condition, ordinary wear and tear excepted and, in the event of any damage to or destruction of any such assets, promptly replace, repair or restore such assets;

•	use commercially reasonable efforts to make sales of its products consistent with past practice;

•	maintain the Vari-L books and records in the usual, regular and ordinary manner, on a basis consistent with prior years; and

•	report to Olin Acquisition Corporation concerning any event or occurrence not in the ordinary course of the operation of the Vari-L business or any material event involving the Vari-L business.

Material Negative Covenants

During the period from the date of the asset purchase agreement until the closing of the asset sale, unless otherwise approved in advance by Sirenza or Olin Acquisition Corporation in writing (which decision to approve or disapprove shall not be unreasonably delayed), Vari-L has agreed not to:

•	take any action to materially impair, encumber, or create a lien against the assets being acquired by Sirenza;

•	except to comply with existing contractual obligations or commitments to be transferred to Sirenza, or with respect to non-exclusive licenses entered into in the ordinary course of business consistent with past practice, buy, or enter into any inbound license agreement with respect to, third party technology or the intellectual property rights of any third party to be incorporated or used in connection with the products being acquired by Sirenza, or sell, lease or otherwise transfer or dispose of, or enter into any outbound license agreement with respect to, any of the acquired assets with any third party;

•	propose or enter into any contract providing for the possible acquisition, transfer or disposition (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) of any of the acquired assets, other than sales of products in the ordinary course of business consistent with past practice;

•	enter into any contract relating to the sale or distribution of any product being acquired by Sirenza, the provision of any services, or any of the acquired assets, other than sales of products in the ordinary course of business consistent with past practice;

•	enter into any contract with any distributor that is not a distributor of the products to be acquired by Sirenza on the date of the asset purchase agreement or grant any right of return to any distributor;

•	change pricing or royalties charged to customers or licensees of the acquired assets;

•	enter into any strategic arrangement or relationship, development or joint marketing arrangement or agreement;

•	fire, or give notice of termination to, any designated employee;

•	hire any employees;

•	increase the rate of remuneration or amount of bonuses or other benefits or any other terms of employment of any designated employee (whether payable in cash, equity compensation or otherwise) except as specifically required by the asset purchase agreement;

•	grant any severance or termination pay to any designated employee (whether payable in cash, equity compensation or otherwise) except as specifically required or (in the case of the termination letters) specifically contemplated by the asset purchase agreement, or adopt any new severance plan, amend or modify or alter in any manner any severance plan, agreement or arrangement relating to any designated employee on the date of the asset purchase agreement;

•	adopt or amend any employee benefit plan, or enter into any contract with an employee, other than with respect to the termination letters with key employees contemplated by the asset purchase agreement and certain specified settlement agreements with former officers;

•	amend or modify, except to the extent required by their terms, or violate the terms of, any of the transferred contracts;

•	amend or modify, or violate the terms of, any of the lease agreements or enter into any lease, sublease (other than the subleases to Sirenza contemplated by the asset purchase agreement or agreements to sublease, assign or terminate such lease agreements at any time after June 30, 2003), license or other occupancy agreement with respect to any leased real property;

•	revalue any of the acquired assets;

•	make or change any election in respect of taxes, adopt or change any accounting method in respect of taxes, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes, in each case related to the Vari-L business or the products or assets to be transferred to Sirenza;

•	commence or settle any actions or proceeding or obtain any releases of threatened actions or proceedings involving or relating to the Vari-L business (other than as specifically required by the asset purchase agreement);

•	enter into any contract providing for a payable as to which Seller receives a payment term of more than 60 days; or

•	take, or agree in writing or otherwise to take, any of the actions described above, or any other action that would prevent Vari-L from performing or cause Vari-L not to perform its covenants under the asset purchase agreement.

In addition, beginning on the date of execution of the asset purchase agreement and continuing until the earlier of the closing date or termination of the asset purchase agreement, Vari-L has agreed to give Sirenza reasonable access to Vari-L’s technology, books, records, and work papers related to the assets being transferred, and reasonable access to Vari-L’s personnel and properties.

Agreement Not to Compete or Solicit

Vari-L has agreed that, for a period of two years following the closing, Vari-L will not directly or indirectly, without the prior written consent of Sirenza, engage in competitive business activities, defined to mean:

•	engaging in, managing or directing persons engaged in any business in competition with the Vari-L business being acquired by Sirenza;

•	acquiring or having an ownership interest in any entity which derives revenues from any business in competition with the Vari-L business being acquired by Sirenza; or

•	participating in the financing, operation, management or control of any firm, partnership, corporation, entity or business described in the second clause.

Vari-L has also agreed for such two-year period not to solicit, encourage or take any other action which is intended to induce or encourage an employee of Sirenza or its subsidiaries to terminate his or her employment.

Limitation on Vari-L’s Ability to Consider Other Acquisition Proposals

From the date of the asset purchase agreement until the earlier of the closing date and termination of the asset purchase agreement, Vari-L has agreed that it will not, nor will it authorize or permit any of its officers, directors, affiliates, employees or any investment banker, attorney, accountant or other advisor or representative retained by it to, directly or indirectly, solicit, initiate, knowingly encourage, engage in any discussions regarding, furnish non-public information with respect to, approve, endorse, or recommend, or enter into any agreement relating to, any offer or proposal contemplating:

•	a purchase from Vari-L or other acquisition by any person or group (other than Sirenza and its subsidiaries) of more than 10% of the outstanding voting securities of Vari-L (including any tender offer, exchange offer, merger, consolidation or business combination or similar transaction involving Vari-L);

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of more than 10% of the assets of Vari-L or any of the acquired assets; or

•	any liquidation or dissolution of Vari-L.

However, this restriction shall not be deemed to prevent the Vari-L board of directors from taking actions described below in response to an unsolicited bona fide written acquisition proposal that the board of directors of Vari-L in good faith determines (after consultation with a nationally recognized financial adviser) to constitute a superior offer. A superior offer meets the following requirements:

•	the offeror would acquire more than 50% of the total outstanding voting securities of Vari-L or whereby Vari-L would sell all or substantially all its assets, in either case on terms materially more favorable to Vari-L or Vari-L’s shareholders from a financial point of view than the terms of the transaction contemplated by the asset purchase agreement;

•	the offer is reasonably capable of being consummated; and

•	if any financing required to consummate the transaction contemplated by such offer is not committed, such financing will be obtained upon reasonable terms and on a timely basis.

If Vari-L’s board of directors determines in good faith that it has received a superior offer, and that its fiduciary obligations under applicable law require it to do so, Vari-L may furnish information to and engage in negotiations with the party making such acquisition proposal, provided that Vari-L must concurrently:

•	furnish copies of such correspondence to Sirenza;

•	obtain a confidentiality agreement no less restrictive than Vari-L’s agreement with Sirenza from the party making the acquisition proposal; and

•	give Sirenza written notice of its intention to enter into such negotiations.

Vari-L has also agreed that as promptly as practicable, and in any event no later than twenty-four hours, after learning of any acquisition proposal or any request for non-public information or inquiry which Vari-L reasonably believes would lead to an acquisition proposal or to any acquisition transaction, to advise Sirenza orally and in writing of such occurrence, the material terms and conditions of such acquisition proposal or request inquiry, and the identity of the person or group making any such request, acquisition proposal or inquiry. Vari-L will keep Sirenza informed as promptly as practicable of the status and details (including material amendments or proposed material amendments) of any such request, acquisition proposal or inquiry.

Vari-L is still obligated to call a shareholder meeting with respect to the asset sale, plan of dissolution and name change of Vari-L that is the subject of this proxy statement/prospectus even if it has received a superior offer, although the board of directors of Vari-L may withhold, withdraw or modify its board recommendation in favor of the approval of the asset sale, the plan of dissolution and the name change if:

•	a superior offer is made to Vari-L and is not withdrawn;

•	Vari-L has provided written notice to Sirenza of the superior offer, specifying its material terms and conditions and identifying the offeror;

•	Sirenza does not within ten business days make an offer that Vari-L’s board of directors by a majority vote determines in its good faith judgment to be in all material respects not less favorable to Vari-L’s shareholders from a financial point of view than such superior offer (Vari-L has agreed to convene a meeting to consider any such offer by Sirenza promptly following the receipt thereof);

•	the board of directors of Vari-L determines in good faith by the vote required by applicable law, after consultation with its outside counsel, that, in light of such superior offer, the withholding, withdrawal or modification of such recommendation is required in order for the board of directors of Vari-L to comply with its fiduciary obligations to Vari-L’s shareholders under applicable law; and

•	neither Vari-L nor any of its representatives shall have violated any of the restrictions on solicitation set forth in the asset purchase agreement in connection with such superior offer.

Vari-L shall provide Sirenza with at least three business days prior notice (or such lesser prior notice as is provided to the members of Vari-L’s board of directors but in no event less than twenty-four hours notice) of any meeting of Vari-L’s board of directors at which Vari-L’s board of directors is reasonably expected to consider any acquisition proposal or superior offer.

Vari-L Shareholder Meeting

Vari-L has agreed to hold a meeting of its shareholders as promptly as practicable after the effectiveness of this proxy statement/prospectus to vote on the asset sale, the dissolution of Vari-L and the name change, and that, subject to the limited exception in the event of a superior offer described immediately above, its board of directors will recommend to the shareholders that they vote in favor of each of the above matters.

Limitation on Vari-L Distributions For Protection of Creditors and Sirenza Indemnification Rights

Vari-L has agreed not to make any distribution, dividend, liquidation disbursement or other payment of cash, stock or property to its shareholders until the date at which Vari-L has:

•

reserved and set aside 25% of the $13,650,000 initial consideration payable in the asset sale (as adjusted for the net asset adjustment), 45% of which shall consist of cash and 55% of which shall consist of

Sirenza common stock, for the protection of Sirenza and its related parties and the satisfaction of any indemnification claims they may make under the asset purchase agreement, which amounts shall not be reduced thereafter through the later of March 31, 2004 and the date at which all indemnification claims against Vari-L by Sirenza and its related parties have been resolved, except as reduced by indemnification payments to Sirenza and its related parties under the asset purchase agreement; and

•	satisfied in full or, in the reasonable judgment of the board of directors of Olin Acquisition Corporation, has made adequate provision to satisfy in full, each amount (including all estimated working capital requirements and expenses of Vari-L through the anticipated date of its final dissolution and winding up) owed to a creditor of Vari-L.

Thereafter, so long as the conditions set forth in the immediately preceding sentence remain satisfied, Vari-L may make distributions to its shareholders, subject at all times to the limitations set forth in the asset purchase agreement.

Restrictions on Resale of Sirenza Stock Received in the Asset Sale

The asset purchase agreement provides that Vari-L may not sell, in any consecutive 30-day period, more than the greater of:

•	10% of the number of shares of Sirenza common stock issued pursuant to the asset purchase agreement, or

•	the number of shares of Sirenza common stock that is equal to 66% of the average weekly reported volume of trading in such shares on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks immediately preceding the first date of such proposed sale (excluding from such calculations shares sold by Vari-L during such four-week period).

However, the foregoing contractual limitation does not limit the number of shares of Sirenza common stock that can be distributed by Vari-L to its shareholders.

In addition to the contractual restrictions on resales by Vari-L of Sirenza common stock described above, the Sirenza common stock issued to Vari-L in connection with the asset sale, as well as any such Sirenza common stock distributed by Vari-L to any person who is deemed to be an “affiliate” of Vari-L or Sirenza, will be subject to the resale restrictions of Rule 145 under the Securities Act. Persons who may be deemed to be “affiliates” of Vari-L or Sirenza include individuals or entities that control, are controlled by, or are under common control with Vari-L or Sirenza, and may include officers and directors, as well as principal shareholders of Vari-L or Sirenza.

Vari-L and these persons may not sell any of the shares of Sirenza common stock received by them in connection with the asset sale except pursuant to:

•	an effective registration statement under the Securities Act of 1933 covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act of 1933; or

•	any other applicable exemption under the Securities Act of 1933.

Sirenza’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Sirenza common stock to be received in connection with the asset sale. Sirenza intends to file a registration statement on Form S-3 to cover the resale by Vari-L of shares of Sirenza common stock received in connection with the asset sale in amounts not exceeding the contractual restrictions set forth in the asset purchase agreement. Sirenza intends to request that the SEC declare such registration statement effective as soon as practicable following the closing of the asset sale, although this matter is not within Sirenza’s control.

Persons who are not affiliates of Vari-L or the combined company and who receive shares of Sirenza common stock in a distribution from Vari-L will not be subject to the above resale restrictions.

Other Covenants

The parties agreed to certain additional covenants in the asset purchase agreement, including covenants regarding the treatment of continuing employees, public disclosure regarding the subject matter of the asset purchase agreement, consents to be obtained in order to transfer certain contracts, required notices, responsibility for COBRA coverage after the closing date, preparation of this proxy statement/prospectus and the registration statement of which it is a part, post-closing tax covenants with respect to the preparation and filing of tax returns and tax payments, use of the Vari-L corporate name after the closing and Vari-L’s name change, performance under other agreements, maintenance by Vari-L of directors’ and officers’ liability insurance, and mechanisms for Sirenza to assume certain additional contracts that may be entered into by Vari-L in the operation of its business prior to closing.

Conditions to Closing

The obligations of Vari-L, Sirenza and Olin Acquisition Corporation to complete the asset sale are subject to the satisfaction or waiver of the following conditions:

•	no governmental entity’s statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) shall render the transactions contemplated by the asset sale illegal or otherwise prohibit the consummation of such transactions;

•	no order or injunction issued by any court or other legal restraint preventing the consummation of the transactions contemplated by the asset purchase agreement shall be in effect, nor shall any proceeding brought by a governmental entity seeking any of the foregoing be pending;

•	the asset purchase agreement shall have been approved and adopted, and the dissolution shall have been duly approved, by the requisite vote of the Vari-L shareholders;

•	any governmental or regulatory approvals necessary to complete the asset sale shall have been timely obtained; and

•	the registration statement of which this proxy statement/prospectus is a part shall be effective and no stop order shall have been initiated or threatened by the SEC.

The obligations of Sirenza and Olin Acquisition Corporation to complete the asset sale are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Vari-L contained in the asset purchase agreement shall have been true and correct on the date when made, and shall be true and correct as of the closing date (except those that refer to a particular date, which shall have been correct as of such date), which condition shall be deemed satisfied if any breaches of such representations and warranties (ignoring any materiality qualifiers contained therein) in the aggregate have not had, and are not reasonably likely to have, a material adverse effect on Vari-L;

•	Vari-L shall have performed or complied in all material respects with all agreements and covenants required by the asset purchase agreement;

•	Vari-L shall have executed and delivered the related agreements and certain required closing certificates to Olin Acquisition Corporation and shall have delivered the assets to be acquired by Sirenza;

•	there shall not be any action or legal proceeding pending (or to Vari-L’s knowledge, threatened) against Vari-L or its properties or affiliates regarding the transactions contemplated by the asset purchase agreement, nor against the Vari-L business, the acquired assets or the designated employees, in either case which would result in or be reasonably likely to result in a material adverse effect on Vari-L;

•	Vari-L shall have received certain specified third party consents;

•	no event or condition shall have occurred which has had, or is reasonably likely to have a material adverse effect on Vari-L;

•	the key employees shall have entered into “at-will” employment and non-competition arrangements with Sirenza;

•	certain Vari-L litigation matters (including Vari-L’s shareholder class action) shall have been settled or shall remain dismissed; and

•	the findings of environmental investigations conducted at the leased real property of Vari-L shall not have identified environmental liabilities in excess of $250,000 in the aggregate.

The obligations of Vari-L to complete the asset sale are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Sirenza and Olin Acquisition Corporation contained in the asset purchase agreement shall have been true and correct on the date when made, and shall be true and correct as of the closing date (except those that refer to a particular date, which shall have been correct as of such date), which condition shall be deemed satisfied if any breaches of such representations and warranties (ignoring any materiality qualifiers contained therein) in the aggregate have not had, and are not reasonably likely to have, a material adverse effect on Sirenza and its subsidiaries;

•	Olin Acquisition Corporation and Sirenza shall have performed or complied in all material respects with all agreements and covenants required by the asset purchase agreement; and

•	Olin Acquisition Corporation and Sirenza shall have executed and delivered the related agreements and certain required closing certificates to Vari-L.

Indemnification

Vari-L is required to indemnify Sirenza and related parties for losses suffered by them as a result of, among other things, inaccuracies and breaches of any representation or warranty made by Vari-L under the asset purchase agreement, failure by Vari-L to perform any agreement or covenant under the asset purchase agreement, and losses from liabilities Sirenza is not assuming. Sirenza is required to indemnify Vari-L and related parties for losses suffered by them as a result of, among other things, inaccuracies and breaches of any representation or warranty made by Sirenza under the asset purchase agreement, failure by Sirenza to perform any agreement or covenant under the asset purchase agreement, and losses from liabilities Sirenza is assuming.

The indemnification obligation of each party with respect to breaches of its representations and warranties survives until the later of:

•	March 31, 2004; and

•	the date at which all indemnification claims made against such party made by the other person or its related parties prior to March 31, 2004 are resolved.

Except with respect to losses from liabilities Sirenza is not assuming, fraud or fraudulent misrepresentation with respect to Vari-L representations and warranties, willful breaches of Vari-L covenants and certain taxes that may be owed by Vari-L or for which Vari-L may be responsible, the indemnity obligations of Vari-L are limited to an aggregate of $3,412,500. Except with respect to losses from liabilities Sirenza is assuming, fraud or fraudulent misrepresentation with respect to Sirenza representations and warranties, willful breaches of Sirenza covenants and certain taxes that may be owed by Sirenza or for which Sirenza may be responsible, the indemnity obligations of Sirenza are limited to an aggregate of $3,412,500.

Indemnified parties may only seek and obtain indemnification from an indemnifying party when the aggregate amount of losses suffered by them exceeds $250,000; thereafter, such indemnified parties will be able to recover only on losses in excess of the $250,000 deductible up to the $3,412,500 limitation. The deductible will be reduced for Sirenza claims to the extent that certain environmental liabilities are uncovered by environmental investigations at Vari-L’s sites conducted prior to closing.

Indemnification under the asset purchase agreement shall be each indemnified party’s exclusive remedy for any claims against an indemnifying party pursuant to the asset purchase agreement, without limiting any indemnified party’s right to specific performance or injunctive relief, or any right or remedy they may otherwise have against any person that has committed fraud with respect to the asset purchase agreement.

Vari-L has agreed to reserve and set aside at the closing of the asset sale 25% of the $13,650,000 initial consideration payable in the asset sale (as adjusted for the net asset adjustment), 45% of which shall consist of cash and 55% of which shall consist of Sirenza common stock, for the satisfaction of any indemnification claims Sirenza and its related parties may make under the asset purchase agreement, which amounts shall not be reduced thereafter through the later of March 31, 2004 and the date at which all indemnification claims against Vari-L by Sirenza and its related parties have been resolved, except as reduced by indemnification payments to Sirenza and its related parties under the asset purchase agreement.

Termination of the Asset Purchase Agreement; Termination Fees

Sirenza, Vari-L and Olin Acquisition Corporation can agree by mutual written consent to terminate the asset purchase agreement at any time prior to or subsequent to the special meeting of Vari-L shareholders. In addition, any party may terminate the asset purchase agreement if:

•	the asset sale has not been completed by May 31, 2003, unless any action or failure to act by the party seeking to terminate the asset purchase agreement (or any affiliate of such party) has been a principal cause of or resulted in the failure of the closing date to occur on or before such date and such action or failure to act constitutes a material breach of the asset purchase agreement;

•	a court of competent jurisdiction or other governmental body issues a final and nonappealable order, decree or ruling or shall have taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the asset sale;

•	the required approval of the Vari-L shareholders for the transactions contemplated by the asset purchase agreement are not obtained at a meeting held for that purpose, provided that Vari-L may not terminate the asset purchase agreement for this reason if the failure to obtain the approval is attributable to either an action or failure to act by Vari-L (or any affiliate of Vari-L) which constitutes a breach of the asset purchase agreements, or a breach of a stockholder support agreement other than by Olin Acquisition Corporation; or

•	the representations and warranties of the other party in the asset purchase agreement are or become inaccurate, or the other party breaches its covenants, such that a condition to the obligation of the party to which such representations and warranties or covenants are made would not be satisfied, and the inaccuracy or breach is not curable through the exercise of commercially reasonable efforts, is not cured within 20 business days, or the other party does not use continuous commercially reasonable efforts to cure the breach during such cure period.

In the event that Sirenza terminates the asset purchase agreement for the reasons listed in the bullet point immediately above, and within twelve months of such termination Vari-L enters into an agreement for an acquisition transaction or consummates an acquisition transaction, Vari-L will be required to pay Sirenza a termination fee of $1,000,000. In the event that the asset purchase agreement is terminated for the reasons listed in the first or third bullet points above, and at or prior to such termination an acquisition proposal shall exist or have been proposed and within twelve months of such termination Vari-L enters into an agreement for an acquisition transaction or consummates an acquisition transaction, Vari-L will be required to pay Sirenza a termination fee of $1,000,000.

In addition, Sirenza, at any time prior to the approval by the Vari-L shareholders of the asset sale and plan of dissolution, may terminate the asset purchase agreement if any of the following events occurs:

•	the Vari-L board of directors, or any committee of the Vari-L board of directors, withdraws, amends or modifies in a manner adverse to Sirenza its recommendation in favor of the adoption and approval of the asset purchase agreement or the approval of the plan of dissolution;

•	Vari-L fails to include in this proxy statement/prospectus the recommendation of the board of directors of Vari-L in favor of the adoption and approval of the asset purchase agreement and the approval of the plan of dissolution;

•	the Vari-L board of directors fails to reaffirm the board of directors’ recommendation in favor of the adoption and approval of the asset purchase agreement and the approval of the plan of dissolution within 10 days after Olin Acquisition Corporation requests in writing that such recommendation be reaffirmed;

•	a tender or exchange offer by a person unaffiliated with Sirenza relating to the securities of Vari-L has commenced and Vari-L has not sent to its stockholders, within 10 business days after the tender or exchange offer is first published, a statement disclosing that Vari-L recommends rejection of the tender or exchange offer; or

•	the Vari-L board of directors or any committee thereof approves or recommends any acquisition proposal (other than an offer or proposal by Sirenza).

In the event that Sirenza terminates the asset purchase agreement for any of the reasons listed immediately above, Vari-L will be required to pay Sirenza a termination fee of $1,000,000. In no event will Vari-L be obligated to pay both the $1,000,000 termination fee and the prepayment penalty described in “Related Agreements; Loan Facility and Related Agreements; Loan Agreement” below.

Expenses

The asset purchase agreement generally provides that Sirenza and Vari-L will pay their own respective costs and expenses incurred in connection with the asset purchase agreement and the transactions contemplated by the asset purchase agreement.

Amendment; Waiver

The asset purchase agreement may only be amended by a written instrument signed on behalf of all parties to the asset purchase agreement.

Expected Timing of the Transaction

The parties expect that the asset sale will close as soon as possible after the necessary shareholder approval has been obtained and each other condition to closing has been satisfied or waived. Such conditions include the court’s approval of the stipulation of settlement regarding Vari-L’s class action as described under “The Vari-L Business—Legal Proceedings—Private Securities Class Action.” The settlement of the securities class action lawsuit is subject to several conditions and uncertainties and Vari-L cannot predict the exact date upon which the court might approve the stipulation of settlement, if at all. However, Vari-L anticipates that any such approval, if such approval is forthcoming, would occur within several weeks of the fairness hearing regarding the stipulation of settlement. The court has scheduled such a hearing on March 28, 2003. The parties anticipate that the asset sale will close as promptly as practicable following the special meeting; provided that each of the closing conditions contained in the asset purchase agreement, including the approval of the asset sale and plan of dissolution by Vari-L’s shareholders and the court’s approval of the stipulation of settlement regarding Vari-L’s class action, has been satisfied or waived at the conclusion of the special meeting. If any of the closing conditions were not met or waived, the anticipated timing of the closing of the asset sale would be subsequently delayed. The asset purchase agreement provides that if the closing has not occurred by May 31, 2003, then, subject to certain conditions described more fully in this proxy statement/prospectus, either party may terminate the agreement.

Interests of Vari-L Officers and Directors in the Asset Sale and Dissolution of Vari-L

Several executive officers of Vari-L have personal interests in the asset sale and dissolution that are different from, or in addition to, the interests of most Vari-L shareholders. As a result, these executive officers may have conflicts of interest that influenced their support of the asset sale and dissolution.

As part of its employee recruiting and retention plan, Vari-L entered into employment agreements with certain employees that Vari-L considered to be critical to effectuating a business combination transaction such as an asset sale. Vari-L entered into employment agreements effective as of August 1, 2002 with each of the following officers, among others: Charles R. Bland, Richard P. Dutkiewicz, Timothy Schamberger, Daniel J. Wilmot, Matthew Pope and Larry Romero. Each of such agreements provides that if the officer’s employment is involuntarily terminated during the six month period, and in the case of Mr. Bland the twelve month period, immediately following a change of control, which would include the asset sale, each officer would be entitled to receive severance pay equal to such officer’s annual base salary plus 100% of such officer’s annual incentive pay opportunity and the continuation of such officer’s car allowance for one year, and in the case of Mr. Bland, two times his annual base salary plus two times 100% of his annual incentive pay opportunity and the continuation of his car allowance for two years. Additionally, the employment agreements provide that upon any involuntary termination within six months of a change of control, all unvested stock options and stock appreciation rights that have previously been granted to an officer fully vest and remain exercisable for three months after such termination. Further, to the extent that each officer or his dependents is covered under the terms of any medical and/or dental plans of Vari-L immediately prior to the termination, the employment agreements provide that Vari-L will provide such officer and his dependents with the same or equivalent coverage until three months after any such termination of employment.

Concurrently with the signing of the asset purchase agreement, each of Messrs. Bland, Dutkiewicz, Schamberger, Wilmot and Romero amended their then existing employment agreements with Vari-L by signing termination letters that are effective upon the closing of the asset sale. Under the terms of their termination letters, each of Messrs. Dutkiewicz, Schamberger, Wilmot and Romero are entitled to receive from Vari-L (i) a payment equal to approximately four months’ worth of such officer’s salary (determined at the time such officer executed the termination letter) to be paid following the closing of the asset sale, (ii) a payment equal to approximately four months’ worth of such officer’s salary (determined at the time such officer executed the termination letter) to be paid one year after the closing of the asset sale provided such officer remains employed by Sirenza and (iii) if the officer is terminated by Sirenza other than for cause prior to the one-year anniversary of the closing of the asset sale, a payment equal to the difference between what such officer would have received under such officer’s original employment agreement with Vari-L and the payment described in (i) above.

Under the terms of his termination letter, Mr. Bland is entitled to receive from Vari-L (i) a payment equal to approximately seven and one-half months’ worth of his salary (determined at the time Mr. Bland executed the termination letter) to be paid following the closing of the asset sale, (ii) a payment equal to approximately seven and one-half months’ worth of his salary (determined at the time Mr. Bland executed the termination letter) to be paid one year after the closing of the asset sale provided Mr. Bland remains employed by Sirenza and (iii) in the event Mr. Bland is terminated by Sirenza other than for cause prior to the one-year anniversary of the closing of the asset sale, a payment equal to the difference between what Mr. Bland would have received under his original employment agreement with Vari-L and the payment described in (i) above. Vari-L anticipates that the aggregate cost of the payments to Messrs. Bland, Dutkiewicz, Schamberger, Wilmot and Romero in connection with their termination letters could be as large as $765,000.

Concurrently with the signing of the asset purchase agreement, each of Messrs. Bland, Dutkiewicz, Schamberger and Wilmot entered into offer letters with Sirenza that are effective upon the closing of the asset sale. Such offer letters provide for the “at-will” employment of each officer at approximately the same salary that such officer received at Vari-L less any car allowance, an incentive bonus arrangement at approximately the same level that each officer was eligible to receive as an officer of Vari-L, a commitment to recommend that the Sirenza board of directors approve a grant of options to purchase Sirenza common stock subject to vesting in an amount comparable to what a newly-hired employee of Sirenza would receive for a similar position and a benefits pay package comparable to what such officer received from Vari-L. Such offer letters also allow for severance equal to six months’ worth of salary if such officer is terminated by Sirenza other than for cause between the one and two year anniversaries of such officer’s start date. Please see “Related Agreements—Employment Agreements” for further information regarding the terms of the offer letters entered into by Messrs. Bland, Dutkiewicz, Schamberger and Wilmot with Sirenza.

In addition to the compensation contemplated by Mr. Dutkiewicz’s termination letter with Vari-L and offer letter with Sirenza discussed above, upon the closing of the asset sale, Mr. Dutkiewicz will receive from Vari-L a bonus payment of $60,000.

Upon the execution of the asset purchase agreement, the vesting restrictions applicable to all outstanding options to purchase Vari-L common stock previously issued by Vari-L to its officers, directors, employees and consultants under Vari-L’s tandem stock option and stock appreciation rights plan lapsed in their entirety, such that all such options are currently exercisable. It is not currently anticipated that the dissolution of Vari-L will result in any material benefit to any of its directors who participated in the vote to approve the asset sale and dissolution of Vari-L, or any of Vari-L’s executive officers. The dissolution of Vari-L will not result in any material increase in value of the shares, options or warrants held by any directors who participated in the vote on the dissolution beyond any increase that would generally be available to all shareholders, optionholders and warrantholders.

Regulatory Matters

Vari-L and Sirenza are not aware of any regulatory or governmental approvals required to complete the asset sale.

Material Federal Income Tax Consequences

The discussion set forth below summarizes the material U.S. federal income tax considerations that may be relevant to shareholders of Vari-L in connection with the asset sale and subsequent dissolution. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Vari-L and its shareholders as described herein.

In addition, Vari-L shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Vari-L shareholders in light of their particular circumstances, such as:

•	dealers in securities,

•	shareholders who are subject to the alternative minimum tax provisions of the Code,

•	foreign persons,

•	tax-exempt organizations,

•	financial institutions,

•	insurance companies and broker-dealers,

•	shareholders who hold their shares as part of a hedge, straddle, wash sale, synthetic security, conversion or other risk-reduction transaction,

•	persons who acquired their shares in compensatory transactions,

•	shareholders whose Vari-L stock is qualified small business stock for purposes of Section 1202 of the Code, and

•	shareholders who do not hold their Vari-L stock as a capital asset.

In addition, the following discussion does not address the tax consequences of the asset sale and subsequent dissolution under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the asset sale or subsequent dissolution (whether or not any such transactions are undertaken in connection with the asset sale or subsequent dissolution). Neither Vari-L nor Sirenza has requested, nor will either request, a ruling from the Internal Revenue Service or an opinion of counsel with regard to any of the tax consequences of the asset sale or subsequent dissolution. Accordingly, Vari-L shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the asset sale and subsequent dissolution, including the applicable federal, state, local and foreign tax consequences.

Corporate-Level Tax Consequence of the Transaction

The asset sale will be treated as a taxable asset sale, with Vari-L as the seller, and Sirenza as the buyer. Accordingly, Vari-L will generally recognize taxable gain or loss in the transaction with respect to each of its assets, computed in each case as (i) the fair market value of the consideration (including liabilities assumed) allocable to the asset deemed sold by Vari-L less (ii) the aggregate adjusted tax basis of the asset deemed sold to Sirenza. Vari-L expects to recognize gain on the sale of its assets to Sirenza, but expects to have sufficient net operating loss carryforwards to offset some or all of any such gain and/or cash to pay any resulting tax liability.

Tax Consequences of the Asset Sale to Vari-L Shareholders

The asset sale, by itself, will have no significant tax consequences with respect to Vari-L’s existing shareholders, except indirectly to the extent of the corporate-level tax consequences to Vari-L itself, as discussed above, and the subsequent tax consequences that may occur, as discussed below.

Tax Consequences to Vari-L and Vari-L Shareholders After the Asset Sale

The board of directors of Vari-L has also adopted a plan of dissolution, which, subject to approval of the Vari-L shareholders, provides for liquidation and distribution of Vari-L’s assets to its shareholders. The plan of dissolution permits, in the board’s discretion, the distribution by Vari-L of all of its assets (including the Sirenza stock received at closing) to a liquidating trust. The trustee of the liquidating trust would use the assets of the trust to pay the liabilities of Vari-L and to wind up its business, and would distribute the remaining net assets of the trust to the shareholders of Vari-L in accordance with the provisions of the certificate of incorporation of Vari-L.

In the liquidation, Vari-L will recognize gain or loss measured by the difference between the adjusted tax basis and the fair market value of each asset distributed in the liquidation. In the liquidation, the principal assets of Vari-L would consist of the Sirenza stock issued to Vari-L at the closing of the asset sale. Such stock would have an adjusted tax basis equal to its fair market value on the closing date of the asset sale. Any change in the fair market value of the Sirenza stock between the closing date of the asset sale and the date of the liquidation will be included in the gain or loss recognized by Vari-L upon liquidation. To the extent that Vari-L has net operating losses, it may be able to use some or all of such losses to offset any gain that is recognized in the liquidation. Vari-L had net operating loss carryforwards for federal income tax purposes of approximately $34,228,000 at June 30, 2002, expiring through 2020, and anticipates incurring further operating losses through the closing of the asset sale.

Amounts received by Vari-L shareholders pursuant to the plan of dissolution will be treated as full payment in exchange for their Vari-L stock, and the shareholders will recognize gain or loss equal to (i) the fair market value of the amounts received in liquidation (including the fair market value of assets other than cash, and net of distributed liabilities) minus (ii) the adjusted tax bases of such shareholders in their Vari-L stock.

A Vari-L shareholder’s gain or loss will be computed on a “per share” basis. If Vari-L makes more than one liquidating distribution, each liquidating distribution will be allocated proportionately to each share of stock owned by a shareholder. The value of each liquidating distribution will be applied against and reduce a shareholder’s adjusted tax basis in his or her shares of stock. A shareholder will not recognize any gain until the shareholder has recovered his or her adjusted tax basis. After the adjusted tax basis is recovered, all distributions in excess of such recovered basis will be recognized as gain in their entirety. Any loss will generally be recognized only when the final distribution from Vari-L has been received and then only if the aggregate value of all liquidating distributions with respect to a share is less than the shareholder’s adjusted tax basis for that share. This gain or loss will be long-term capital gain or loss if, as of the date of liquidation, the holding period for such stock is more than one year.

Upon any distribution of property, the shareholder’s adjusted tax basis in such property immediately after the distribution will be the fair market value of such property at the time of distribution. The gain or loss realized upon the shareholder’s future sale of that property will be measured by the difference between the shareholder’s adjusted tax basis in the property at the time of such sale and the proceeds of such sale.

The distribution of the assets and liabilities of Vari-L to a liquidating trust would be treated for tax purposes as if the assets and liabilities had been distributed to the shareholders of Vari-L and then contributed by them to the liquidating trust. The Vari-L shareholders would not be required to recognize any additional gain or loss on the deemed contribution of these assets and liabilities to the liquidating trust. The liquidating trust would be treated as a grantor trust for tax purposes, and gains or losses realized by the trust in the course of its administration (including gains and losses attributable to the sale of Sirenza stock) would be passed through to the shareholders, who would be taxed on their respective shares of such gains and losses on their own tax returns.

The foregoing discussion does not apply to the receipt by a Vari-L shareholder of Sirenza stock or other Vari-L assets in exchange for services, to satisfy obligations or in consideration for anything other than Vari-L stock surrendered. In such cases, the recipient would generally recognize taxable ordinary income upon receipt of such Sirenza stock or other Vari-L assets.

If Vari-L does not ultimately consummate the dissolution, it may nevertheless distribute various assets, including but not limited to Sirenza shares, to its shareholders. If non-liquidating distributions are made, Vari-L would recognize gain (but not loss) on such distributions. For Vari-L shareholders, non-liquidating distributions would be either treated in whole or in part as dividends taxable at ordinary income rates without regard to the recipients’ basis in the Vari-L stock, or as partial liquidating distributions eligible for capital gain or loss treatment to Vari-L shareholders, or as part of a series of liquidating distributions also eligible for capital gain or loss treatment for Vari-L shareholders, depending on the particular circumstances of the distribution and each recipient shareholder. If any such distribution was treated as a dividend, the amount taxable as a dividend would not exceed the current and accumulated earnings and profits of Vari-L in the distribution year. The asset sale is expected to generate significant amounts of current earnings and profits in 2003.

Federal Backup Withholding

A holder of Vari-L stock may be subject, under some circumstances, to backup withholding with respect to any amounts (including cash and the fair market value of other assets) received with respect to Vari-L stock. This withholding generally applies if:

•	a shareholder fails to furnish a social security or other taxpayer identification number in the manner required by the applicable tax regulations;

•	a shareholder furnishes an incorrect taxpayer identification number;

•	Vari-L is notified by the IRS that a shareholder has failed to properly report payments of interest or dividends and the IRS has notified Vari-L that such shareholder is subject to backup withholding; or

•	a shareholder fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is the stockholder’s correct taxpayer identification number and that the stockholder is not subject to backup withholding.

Any amount withheld from a payment to a shareholder under the backup withholding rules is allowable as a refundable credit against the shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Under recently enacted legislation, the backup withholding rate for 2003 is 30%, but will be reduced to 29% for years 2004 and 2005, and 28% for 2006 through 2010. Certain holders are not subject to back-up withholding, including, among others, a corporation, and a foreign shareholder who has certified its foreign status on properly executed IRS forms or has otherwise established an exemption (provided that neither Vari-L nor its agent has actual knowledge that such holder is a U.S. shareholder or that the conditions of any other exemption are not in fact satisfied).

THIS DISCUSSION IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE ASSET SALE AND A SUBSEQUENT LIQUIDATION. THIS DISCUSSION IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THESE TRANSACTIONS. THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. IN ADDITION, IT DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE TRANSACTIONS. ACCORDINGLY, EACH VARI-L SHAREHOLDER IS URGED TO CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE ASSET SALE AND A VARI-L DISSOLUTION TO SUCH SHAREHOLDER.

Accounting Treatment

The asset sale is expected to be accounted for by Sirenza as a business combination using the purchase method. The purchase price will be allocated to the identifiable assets acquired and will be recorded on Sirenza’s books at their respective fair values. A portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to Sirenza’s consolidated results of operations in the quarter in which the asset sale is completed. The remaining purchase price will be recorded as intangible assets and goodwill.

RELATED AGREEMENTS

The following is a summary of the material terms of each agreement listed below:

Loan Facility and Related Agreements

Loan Facility

On October 7, 2002, Vari-L entered into a loan facility with Sirenza, wherein Sirenza agreed to provide Vari-L with up to $5.3 million to support general working capital requirements. The loan is secured by substantially all of the tangible and intangible assets of Vari-L. Vari-L made an initial draw of $1,353,862 to pay off an existing lender concurrently with entering into the Sirenza facility. Loans under the facility bear interest at an annual rate of 25%, which increases to 30% during the existence of an event of default. The loan facility allows for $1,353,862 of the loan principal amount to be converted at Sirenza’s option into 19.9% of Vari-L’s common stock on a fully diluted basis upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party. The loan facility also provides for a prepayment penalty of $1 million in the event that Vari-L undertakes a change of control transaction with a third party. In no event will Vari-L be obligated to pay both the prepayment penalty and the $1 million termination fee described in “Termination of the Asset Purchase Agreement; Termination Fees” above. While the loan facility provides for up to $5.3 million of credit to be made available to Vari-L through September 2003, Vari-L has defaulted on a loan covenant requiring its rolling three-month net operating loss not to exceed $1,585,000 as of December 31, 2002. Vari-L has also defaulted on a covenant requiring its rolling three-month cash used in operations not to exceed $1,174,000 as of February 28, 2003. Each of these defaults gives Sirenza the right to discontinue funding and accelerate Vari-L’s obligation to repay the loans outstanding thereunder. While Sirenza has not exercised its rights to date, it has reserved the right to do so in the future.

Exclusivity and Right of First Refusal Agreement

Concurrently with their entry into the loan facility, Vari-L and Sirenza entered into an exclusivity and right of first refusal agreement whereby Vari-L agreed to negotiate exclusively with Sirenza regarding a proposed acquisition of Vari-L through March 2003, subject to limited exceptions, and granted Sirenza a right of first refusal on competing acquisition offers. The exclusivity period terminates earlier if Sirenza advises Vari-L in writing that it is terminating all negotiations regarding an acquisition transaction or if Sirenza defaults on its obligations to make loans pursuant to the loan facility agreement. The right of first refusal terminates upon the earlier of the date that Sirenza advises Vari-L in writing that it is terminating all negotiations regarding the acquisition transaction, if the loan facility agreement terminates and there are no loans outstanding, or if Sirenza defaults on its obligations to make loans pursuant to the loan facility agreement. Until such termination, Vari-L’s obligation to negotiate exclusively with Sirenza regarding a proposed acquisition and Sirenza’s right of first refusal on competing acquisition offers for Vari-L under the right of first refusal and exclusivity agreement will continue regardless of whether the asset purchase agreement has terminated or the asset sale does not close, which could make it more difficult for Vari-L to complete an alternative business combination transaction.

Resale Registration Rights Agreement

Concurrently with the entry into the loan facility, Vari-L and Sirenza entered into a resale registration rights agreement whereby Vari-L agreed to register for resale the Vari-L common stock issuable to Sirenza upon its conversion of $1,353,862 of the loan principal amount.

Stockholder Support Agreements

With the exception of Russell Crouch, Vari-L’s former Vice President of Design Engineering and Ernest Hafersat, Vari-L’s former Vice President of Manufacturing, who are in the process of terminating their employment with Vari-L, all of the directors and executive officers of Vari-L entered into stockholder support agreements with Sirenza contemporaneously with the execution and delivery of the asset purchase agreement.

Pursuant to the agreements, each director and executive officer agreed to vote, and granted Sirenza an irrevocable proxy to vote, all shares of Vari-L common stock beneficially owned by them as of the record date in the following manner:

•	in favor of the approval and adoption of the asset purchase agreement, the asset sale, each of the other transactions contemplated by the asset purchase agreement, including the liquidation, dissolution, and winding-up of Vari-L, and any action in furtherance of any of the foregoing;

•	against any proposal made in opposition to, or in competition with, completion of the asset sale or any other transactions contemplated by the asset purchase agreement, including the liquidation, dissolution, and winding-up of Vari-L; and

•	against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the asset sale or any of the other actions contemplated by the asset purchase agreement, including the liquidation, dissolution, and winding-up of Vari-L.

As of the record date, these individuals collectively owned 123,607 shares of Vari-L common stock, which represented approximately 1.7% of the outstanding shares of Vari-L common stock. None of the Vari-L executive officers and directors was paid additional consideration in connection with the stockholder support agreements.

The Vari-L executive officers and directors who signed the stockholder support agreements also agreed not to sell, pledge, encumber, grant an option with respect to, transfer or otherwise dispose of any shares of Vari-L common stock, or any option or warrant to purchase shares of Vari-L common stock, owned by them unless each person to whom any shares, options or warrants are transferred executes a stockholder support agreement and agrees to hold those shares, options or warrants subject to all the terms and provisions of the stockholder support agreement.

The stockholder support agreements will terminate upon the earlier to occur of the termination of the asset purchase agreement and the completion of the asset sale. The form of stockholder support agreement is attached to this proxy statement/prospectus as Annex D, and you are urged to read it in its entirety.

Employment Agreements

In connection with the asset purchase agreement, Charles R. Bland, Richard P. Dutkiewicz, Timothy G. Schamberger, and Daniel J. Wilmot entered into employment agreements providing certain incentives to each to begin and continue employment with Sirenza following the asset sale. These employment agreements superseded any previously existing employment agreements entered into by each of these individuals. The following summarizes the material terms of each of the agreements:

Charles R. Bland:    Contingent upon the closing of the asset sale, Sirenza entered into an employment agreement with Charles R. Bland, Vari-L’s President and Chief Executive Officer, under which Sirenza agreed to employ Mr. Bland as Sirenza’s Chief Operating Officer. The agreement provides for an annual base salary of $250,000, as well as a maximum incentive bonus of 50% of that base salary. Furthermore, subject to board approval, Mr. Bland will be granted an option to purchase 250,000 shares of Sirenza common stock pursuant to Sirenza’s 1998 amended and restated stock plan. The exercise price of the option will be the fair market value of Sirenza’s common stock on the date of the grant, and the recommended vesting schedule of the grant (subject to Sirenza’s stock option plan and stock option agreement) is 25% of the shares to vest at the end of Mr. Bland’s first full year of employment, and  1/48th of the shares to vest monthly thereafter subject to continuing employment with Sirenza. Mr. Bland will also be eligible for standard Sirenza benefits. Although the employment agreement is at-will, if between the day following Mr. Bland’s one year anniversary of starting employment with Sirenza, and his two year anniversary of starting employment with Sirenza, Sirenza terminates Mr. Bland’s employment for reasons other than for “cause” (as defined in the agreement), or Mr. Bland resigns his employment for “good reason” (as defined in the agreement), and Mr. Bland agrees to a general release of claims in form satisfactory to Sirenza, Mr. Bland is entitled to receive as severance his salary then in effect for six months.

Richard P. Dutkiewicz:    Contingent upon the closing of the asset sale, Sirenza entered into an at-will employment agreement with Richard P. Dutkiewicz, Vari-L’s Vice President of Finance, Chief Financial Officer, and Secretary, under which it agreed to employ Mr. Dutkiewicz as Sirenza’s Vice President, Information Technology. The agreement provides for an annual base salary of $159,500, as well as a maximum incentive bonus of 40% of that base salary. Furthermore, subject to board approval, Mr. Dutkiewicz will be granted an option to purchase 75,000 shares of Sirenza’s common stock pursuant to Sirenza’s 1998 amended and restated stock plan. The exercise price of the option will be the fair market value of Sirenza’s common stock on the date of the grant, and the recommended vesting schedule of the grant (subject to Sirenza’s stock option plan and stock option agreement) is 25% of the shares to vest at the end of Mr. Dutkiewicz’s first full year of employment, and  1/48th of the shares to vest monthly thereafter subject to continuing employment with Sirenza. Mr. Dutkiewicz will also be eligible for standard Sirenza benefits. Although the employment agreement is at-will, if between the day following Mr. Dutkiewicz’s one year anniversary of starting employment with Sirenza and his two year anniversary of starting employment with Sirenza, Sirenza terminates Mr. Dutkiewicz’s employment for reasons other than for “cause” (as defined in the agreement), or Mr. Dutkiewicz resigns his employment for “good reason” (as defined in the agreement), and Mr. Dutkiewicz agrees to a general release of claims in form satisfactory to Sirenza, Mr. Dutkiewicz is entitled to receive as severance his salary then in effect for six months.

Timothy G. Schamberger:    Contingent upon the closing of the asset sale, Sirenza entered into an at-will employment agreement with Timothy G. Schamberger, Vari-L’s Vice President of Sales and Marketing, under which it agreed to employ Mr. Schamberger as Sirenza’s Vice President and General Manager, Signal Source Products Division. The agreement provides for an annual base salary of $165,000, as well as a maximum incentive bonus of 40% of that base salary. Furthermore, subject to board approval, Mr. Schamberger will be granted an option to purchase 75,000 shares of Sirenza common stock pursuant to Sirenza’s 1998 amended and restated stock plan. The exercise price of the option will be the fair market value of Sirenza’s common stock on the date of the grant, and the recommended vesting schedule of the grant (subject to Sirenza’s stock option plan and stock option agreement) is 25% of the shares to vest at the end of Mr. Schamberger’s first full year of employment, and  1/48th of the shares to vest monthly thereafter subject to continuing employment with Sirenza. Mr. Schamberger will also be eligible for standard Sirenza benefits. Although the employment agreement is at-will, if between the day following Mr. Schamberger’s one year anniversary of starting employment with Sirenza and his two year anniversary of starting employment with Sirenza, Sirenza terminates Mr. Schamberger’s employment for reasons other than for “cause” (as defined in the agreement), or Mr. Schamberger resigns his employment for “good reason” (as defined in the agreement), and Mr. Schamberger agrees to a general release of claims in form satisfactory to Sirenza, Mr. Schamberger is entitled to receive as severance his salary then in effect for six months.

Daniel J. Wilmot:    Contingent upon the closing of the asset sale, Sirenza entered into an at-will employment agreement with Daniel J. Wilmot, Vari-L’s Vice President of Research and Development, under which it agreed to employ Mr. Wilmot as Sirenza’s Director, Advanced Signal Source Technology/Products. The agreement provides for an annual base salary of $151,600, as well as a maximum incentive bonus of 30% of that base salary. Furthermore, subject to Board approval, Mr. Wilmot will be granted an option to purchase 75,000 shares of Sirenza’s common stock pursuant to Sirenza’s 1998 amended and restated stock plan. The exercise price of the option will be the fair market value of Sirenza’s common stock on the date of the grant, and the recommended vesting schedule of the grant (subject to Sirenza’s stock option plan and stock agreement) is 25% of the shares to vest at the end of Mr. Wilmot’s first full year of employment, and  1/48th of the shares to vest monthly thereafter subject to continuing employment with Sirenza. Mr. Wilmot will also be eligible for standard Sirenza benefits. Although the employment agreement is at-will, if between the day following the Mr. Wilmot’s year anniversary of starting employment with Sirenza and his two year anniversary of starting employment with Sirenza, Sirenza terminates Mr. Wilmot’s employment for reasons other than for “cause” (as defined in the agreement), or Mr. Wilmot resigns his employment for “good reason” (as defined in the agreement), and Mr. Wilmot agrees to a general release of claims in form satisfactory to Sirenza, Mr. Wilmot is entitled to receive as severance his salary currently in effect for six months.

Non-Competition Agreements

Contemporaneously with the execution and delivery of the asset purchase agreement, Messrs. Bland, Dutkiewicz, Schamberger and Wilmot entered into non-competition agreements with Sirenza. Each agreed with Sirenza, subject to the closing of the asset sale and until the one year anniversary of the cessation of his employment, that he will not engage in any business activity competitive with Sirenza in any current or potential market for products competitive with Sirenza’s products anywhere in the world; solicit, encourage, or take any other action which is intended to induce any existing employee, contractor or consultant of Sirenza to terminate his or her employment with Sirenza; or interfere in any manner with the contractual or employment relationship between Sirenza and any of its employees, contractors, customers, or suppliers.

Sublease Agreements

Sirenza’s subsidiary has agreed to sublease certain real property leased by Vari-L at 11101 E. 51st Avenue, Denver Colorado; 4895 Peoria Street, Denver, Colorado; 4955 Peoria Street, Unit D, Denver, Colorado; and 5165 Peoria Street, Denver, Colorado, each for a term lasting until June 30, 2003, for an aggregate monthly rental amount of approximately $66,000. The sublease agreements provide for Sirenza’s subsidiary to pay the full base rent payable under Vari-L’s leases, as well as all other costs, taxes, and utilities due under those leases. Sirenza has agreed to guarantee its subsidiary’s performance under the subleases.

VARI-L’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ASSET SALE (PROPOSAL 1).

PROPOSAL 2

THE PLAN OF DISSOLUTION

Principal Provisions of the Plan of Dissolution

This section of the proxy statement/prospectus describes the material provisions and implications of the possible dissolution of Vari-L pursuant to the plan of dissolution. This summary is qualified in its entirety by the plan of dissolution and the more detailed information appearing elsewhere in this proxy statement/prospectus. You should carefully read this entire proxy statement/prospectus and the plan of dissolution for a more complete understanding of the proposed dissolution of Vari-L.

Under the terms of the asset purchase agreement, Vari-L will retain certain rights, assets and liabilities in connection with the asset sale, including its cash and cash equivalents and certain contractual rights. If, notwithstanding the approval of the plan of dissolution by the shareholders of Vari-L, the board of directors of Vari-L determines that it would be in the best interests of the Vari-L shareholders or creditors for Vari-L not to dissolve, the dissolution of Vari-L may be abandoned or delayed until a future date to be determined by the board of directors. All descriptions of the proposed dissolution of Vari-L in this section, and throughout this proxy statement/prospectus, are qualified by reference to the foregoing right of the board of directors of Vari-L to abandon or delay implementation of the plan of dissolution.

General Description

The Vari-L board of directors adopted resolutions on December 19, 2002 by which it approved the plan of dissolution. [The Vari-L board of directors adopted resolutions on March     , 2003 by which it approved the amendment of the plan of dissolution. The plan of dissolution as amended is referred to in this proxy statement as the plan of dissolution.] Colorado law provides that, following the approval of the plan of dissolution by Vari-L’s shareholders, Vari-L’s board of directors may take such actions as it deems necessary in furtherance of the dissolution of Vari-L and the wind up of its operations and affairs.

Following the approval of the plan of dissolution by Vari-L’s Shareholders, Vari-L’s officers may commence the sale or liquidation of certain of Vari-L’s remaining assets in an orderly liquidation as soon as reasonably practicable following the closing of the asset sale, subject to the limitations contained in the asset purchase agreement. These assets will consist primarily of life insurance policies, Sirenza stock (to be received at the closing of the asset sale), leasehold improvements and security deposits on Vari-L’s leased properties. Assuming that no unanticipated liabilities arise between the date of this proxy statement/prospectus and the closing, Vari-L anticipates filing articles of dissolution with the Colorado Secretary of State promptly following the closing. If and when the articles of dissolution are filed by Vari-L with the Colorado Secretary of State, thereafter Vari-L will not be engaged in any business activities except for the purpose of meeting its continuing obligations under the asset purchase agreement, prosecuting and defending lawsuits by or against Vari-L, winding-up its business and affairs, preparing for the sale and liquidation of its remaining properties and assets, paying its creditors and satisfying all of its outstanding liabilities and obligations, terminating commercial agreements and relationships and preparing to make distributions to shareholders, all in accordance with the plan of dissolution.

Subject to the limitations set forth in the asset purchase agreement, Vari-L intends to sell or otherwise dispose of all its remaining property and assets following the asset sale to Sirenza. Following the closing of the asset sale and during and following the liquidation of Vari-L’s remaining assets, Vari-L intends to pay, or provide for the payment of, its remaining liabilities and obligations to the extent practicable. Immediately following the closing of the asset sale it is contemplated that most, if not all, of the Vari-L employees will have been laid off or will have accepted employment with Sirenza. Any sales of Vari-L’s assets have been and will be made in private or public transactions and on such terms as are approved by the Vari-L board of directors. It is not anticipated that any further votes of Vari-L’s shareholders will be solicited with respect to the approval of the specific terms of any particular sales of assets approved by the Vari-L board of directors.

Subject to the payment or the provision for payment of Vari-L’s liabilities and other obligations contained in the asset purchase agreement, Vari-L’s cash on hand, together with the cash and Sirenza shares received in the asset sale or the net cash proceeds from the sale thereof, and any net cash proceeds from any sales of Vari-L’s remaining assets following the asset sale, if any, will be available for distribution from time to time on a pro rata basis to Vari-L’s shareholders. Under the terms of the asset purchase agreement, Vari-L is required to set aside certain amounts of cash and Sirenza shares equal to 25% of the purchase price in order to satisfy any indemnification obligations that may arise under the asset purchase agreement. Such amounts must be held in escrow and may not be distributed until the later of March 31, 2004 and the date that all indemnification claims of Sirenza and its related parties made prior to March 31, 2004 have been resolved. The asset purchase agreement further prohibits Vari-L from making distributions to its shareholders unless Vari-L has satisfied in full, or in the reasonable judgment of the board of directors of the subsidiary of Sirenza that acquired the assets, has made adequate provision to satisfy in full all of Vari-L’s outstanding liabilities (including all estimated working capital requirements and expenses of Vari-L through the date of its final dissolution and winding up).

In addition, Vari-L may establish a contingency reserve, in an amount determined by the Vari-L board of directors to be sufficient to satisfy the liabilities and obligations of Vari-L not otherwise paid, provided for or discharged. The net balance, if any, of any such contingency reserve remaining after payment, provision or discharge of all such liabilities, expenses and obligations will also be available for distribution to Vari-L’s shareholders pro rata. No assurances can be given that there will ultimately be sufficient cash to provide for Vari-L’s liabilities and obligations and to make cash distributions to Vari-L shareholders.

Based upon certain assumptions as described under “The Plan of Dissolution—Liquidating Distributions; Nature; Amount; Timing” below, Vari-L believes that the proceeds shareholders could receive over time is up to $[6,041,000] in the aggregate (or $[0.65] per share after giving effect to the issuance of 2 million shares of Vari-L’s common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described in “The Vari-L Business—Legal Proceedings”). However, if such assumptions prove to be incorrect or if Vari-L were to incur additional unanticipated liabilities, the proceeds that Vari-L’s shareholders may receive may be substantially less or none at all. Vari-L is unable at this time to predict the precise nature, amount and timing of any distributions. Provided that such assumptions prove to be correct, and subject to the restrictions contained in the asset purchase agreement, Vari-L anticipates making an initial distribution to its shareholders within thirty to sixty days following the closing. No such distribution would take place prior to Vari-L having issued shares of its common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described under “The Vari-L Business—Legal Proceedings.” Vari-L does not plan to resolicit shareholder approval for the plan of dissolution even if the value of the consideration distributed to shareholders changes significantly from the foregoing estimate.

The Vari-L board of directors anticipates turning management of Vari-L over to a professional third party manager to complete the liquidation of its remaining assets and distribute proceeds from the sale of assets to its creditors and/or shareholders pursuant to the plan of dissolution. Management of Vari-L has begun the process of selecting such professional third party manager. As part of that selection process, Vari-L management has identified several entities and individuals with experience in managing the dissolution and wind-up process. Vari-L management is currently interviewing these various entities and individuals in order to make a recommendation to Vari-L’s board of directors as to which of the entities or individuals should be selected to serve as a professional third party manager during the dissolution and wind-up of Vari-L.

During the liquidation of Vari-L’s assets, subject to the fiduciary duties of its board of directors, applicable law and any applicable Vari-L contractual requirements, Vari-L may pay to its officers, directors, employees, and agents, or any of them, compensation for services rendered in connection with the implementation of the plan of dissolution.

If deemed necessary by the Vari-L board of directors, subject to the limitations contained in the asset purchase agreement, Vari-L may, from time to time, create one or more liquidating trusts established for the benefit of the shareholders of Vari-L, which, if adopted, would succeed to all of the assets, liabilities and obligations of Vari-L. Vari-L’s remaining assets would thereafter be sold or distributed on terms approved by its trustees. The Vari-L board of directors may appoint one or more of its members, an officer of Vari-L or a third party to act as trustee or trustees of such liquidating trust. Subject to the limitations set forth in the asset purchase agreement, the Vari-L board of directors may also elect in its discretion to transfer all or a portion of the contingency reserve, if any, to such a trust. Any of such trusts are referred to in this proxy statement/prospectus as “liquidating trusts”. For a discussion of the factors that the Vari-L board of directors may consider in its determination whether to create a liquidating trust or trusts, please refer to “The Plan of Dissolution—Contingent Liabilities; Contingency Reserve; Liquidating Trust” below.

Notwithstanding the foregoing, to the extent that a distribution or transfer of any asset cannot be effected without the consent of a governmental authority, no such distribution or transfer shall be effected without such consent. In the event of a transfer of assets to a liquidating trust, Vari-L would distribute, pro rata to the holders of its capital stock, beneficial interests in any such liquidating trust or trusts. It is anticipated that the interests in any such trusts will not be transferable; therefore, although the recipients of the interests would be treated for tax purposes as having received their pro rata share of property transferred to the liquidating trust or trusts and will thereafter take into account for tax purposes their allocable portion of any income, gain or loss realized by such liquidating trust or trusts, the recipients of the interests will not realize the value thereof unless and until such liquidating trust or trusts distributes cash or other assets to them. Vari-L’s board of directors may appoint one or more individuals or entities to act as trustee or trustees of the liquidating trust or trusts and may cause Vari-L to enter into a liquidating trust agreement or agreements with such trustee or trustees on such terms and conditions as may be approved by the Vari-L board of directors. For further information relating to liquidating trusts, the appointment of trustees and the liquidating trust agreements, reference is made to “The Plan of Dissolution—Contingent Liabilities; Contingency Reserve; Liquidating Trust.”

If the board of directors of Vari-L determines to proceed with the dissolution of Vari-L, Vari-L will close its stock transfer books and discontinue recording transfers of shares of common stock on the earliest to occur of (i) the close of business on the record date fixed by the Vari-L board of directors for the final liquidating distribution, (ii) the close of business on the date on which the remaining assets of Vari-L are transferred to a liquidating trust, or (iii) such other date on which the Vari-L board of directors, in accordance with applicable law, determines to close such stock transfer books, and, thereafter, certificates representing shares of common stock will not be assignable or transferable on the books of Vari-L except by will, intestate succession or operation of law. After the stock transfer books are closed, Vari-L will not issue any new stock certificates, other than replacement certificates. Any person holding options, warrants or other rights to purchase common stock must exercise such instruments or rights prior to the closure of the stock transfer books. See “The Plan of Dissolution—Listing and Trading of the Common Stock and Interests in the Liquidating Trust or Trusts” and “The Plan of Dissolution—Closing of Stock Transfer Books” below.

The dissolution of Vari-L will become effective, in accordance with Colorado law, upon proper filing of the articles of dissolution with the Secretary of State or upon such later date as may be specified in the articles of dissolution. Notwithstanding the above, Vari-L shall not complete its dissolution or wind-up until the later of March 31, 2004 and the date that all indemnification claims made by Sirenza and its related parties under the asset purchase agreement prior to March 31, 2004 have been resolved. After the articles of dissolution are filed, Vari-L’s operations will be limited to winding-up its business and affairs, disposing of its property, discharging its liabilities and distributing to its shareholders any remaining assets. In addition, Vari-L may prosecute lawsuits and may be subject to lawsuits for at least two years after the articles of dissolution are filed.

Abandonment; Amendment

Under the terms of the plan of dissolution, the Vari-L board of directors may modify, amend or abandon (in whole or in part) the plan of dissolution, notwithstanding shareholder approval, to the extent permitted by Colorado law. Vari-L will not amend or modify the plan of dissolution under circumstances that would require additional shareholder solicitations under Colorado law or the federal securities laws without complying with Colorado law and the federal securities laws. Among other things, the Vari-L board of directors may modify, amend or abandon the plan of dissolution if it determines that it would be in the best interests of the Vari-L shareholders and its creditors for Vari-L not to dissolve. Such modification or amendment could include the delay of the dissolution of Vari-L until a future date to be determined by the Vari-L board of directors.

Liquidating Distributions; Nature; Amount; Timing

Although the Vari-L board of directors has not established a firm timetable for any possible distributions to its shareholders if the dissolution of Vari-L is approved by the shareholders and the asset sale is completed, the Vari-L board of directors intends, subject to contingencies inherent in winding-up Vari-L’s business, to make any such distributions as promptly as practicable following the closing of the asset sale. It is Vari-L’s current intention to make an initial distribution of Sirenza stock to its shareholders within thirty to sixty days of the closing of the asset sale. No such distribution would take place prior to Vari-L having issued shares of its common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described under “The Vari-L Business—Legal Proceedings.” Additionally, as noted below, the terms of the asset purchase agreement prohibit any such distribution unless the board of directors of Sirenza’s subsidiary determines that Vari-L has made adequate provision to satisfy its outstanding liabilities and anticipated future wind-down costs. In determining whether adequate provision has been made for each outstanding liability or wind-down cost, the board of directors of Sirenza’s subsidiary may consider a variety of factors. For example, in the case of outstanding disputed or contingent liabilities, considerations may include the estimated maximum amount of the claim, and the likelihood that the claim will be resolved in the claimant’s favor or that the contingency will occur. This determination may not be made until the time of the proposed distribution, and accordingly no distribution has been approved thus far. Further, Vari-L’s ability to make a distribution could be adversely affected should any unanticipated liabilities or claims arise prior to the planned distribution. The Vari-L board of directors is currently unable to predict the precise nature, amount or timing of this distribution or any other distributions pursuant to the plan of dissolution. The actual nature, amount and timing of all distributions will be determined by the Vari-L board of directors, and will depend in part upon Vari-L’s ability to convert its remaining assets into cash and pay and settle its significant remaining liabilities and obligations. In addition, the asset purchase agreement requires Vari-L to set aside certain amounts of cash and Sirenza shares equal to 25% of the purchase price to satisfy any indemnification obligations that may arise under the asset purchase agreement. The asset purchase agreement further prohibits Vari-L from making distributions to its shareholders unless Vari-L has satisfied in full, or in the reasonable judgment of the board of directors of the subsidiary of Sirenza that acquired the assets, has made adequate provision to satisfy in full all of Vari-L’s outstanding liabilities (including all estimated working capital requirements and expenses of Vari-L through the date of its final dissolution and winding up). For further information regarding the restrictions contained in the asset purchase agreement with respect to Vari-L’s ability to make distributions to its shareholders, see “Material Terms of the Asset Purchase Agreement—Limitations on Vari-L Distributions for Protection of Creditors and Sirenza Indemnification Rights.”

Uncertainties as to the precise net value of Vari-L’s non-cash assets and the ultimate amount of its liabilities make it impracticable to precisely predict the aggregate amount, if any, ultimately available for distribution to shareholders. Claims, liabilities and expenses from operations (including operating costs, salaries, income taxes, payroll and local taxes, legal and accounting fees and miscellaneous office expenses), although currently declining, will continue to be incurred following the closing of the asset sale. These expenses will reduce the amount of cash available for ultimate distribution to shareholders, but management and the Vari-L board of directors believe that available cash and any proceeds from the sale of the Sirenza shares to be received at the closing of the asset sale should be adequate to provide for Vari-L’s liabilities and obligations (including contingent liabilities) and to make distributions to shareholders in the form of cash and/or Sirenza shares. However, no assurances can be given that available cash and the proceeds from the sale of any Sirenza shares to be received at the closing will be adequate to provide for Vari-L’s liabilities and obligations or to make distributions to shareholders. If such available cash and the proceeds from the sale of the Sirenza shares are not adequate to provide for Vari-L’s liabilities and obligations, distributions to Vari-L’s shareholders will be reduced or eliminated.

As of the date of this proxy statement/prospectus, in addition to the initial draw of $1,353,862, Vari-L has borrowed approximately $[3,745,000] (including accrued interest) from Sirenza under the loan facility. Vari-L also estimates that it will not need to borrow additional amounts under the Sirenza loan facility between the date of this proxy statement/prospectus through the closing of the asset sale, although no assurance may be given in this regard. As of the date of this proxy statement/prospectus, Vari-L anticipates that its outstanding liabilities after the closing of the asset sale (together with its estimated liabilities to be incurred by Vari-L between the date of this proxy statement/prospectus and the final dissolution of Vari-L) will be at least $[3,171,000], and may be significantly more. Thus, based on the assumptions set forth below, among others, Vari-L expects that the amount available for distribution to its shareholders will be no more than $[6,041,000] in the aggregate (or $[0.65] per share after giving effect to the issuance of two million shares of Vari-L’s common stock in connection with the anticipated settlement of Vari-L’s shareholder class action lawsuit described in “The Vari-L Business—Legal Proceedings”), and could be significantly less. The actual price per share of Sirenza’s common stock as quoted on Nasdaq on any given date may be higher or lower than $1.44 per share.

The estimate of the aggregate proceeds that may be available for distribution to Vari-L’s shareholders assumes, among other things, that:

•	the closing of the asset sale occurs in [April 2003];

•	the value of Sirenza’s common stock remains at $1.44 per share from the date of the closing through the date of the final distribution to Vari-L’s shareholders;

•	the amount of the net asset adjustment decreases the purchase price by approximately [$569,000] (the estimated value of the net asset adjustment as of [February 28], 2003);

•	the value of Vari-L’s retained assets are negligible as the majority of such assets are comprised of cash and cash equivalents which Vari-L anticipates will be used to satisfy liabilities between the date of this proxy statement/prospectus and the closing of the asset sale;

•	the dissolution and wind-down of Vari-L is completed by March 31, 2004;

•	no unknown or contingent liabilities of Vari-L arise between the date of this proxy statement/prospectus and the date of any final distribution to Vari-L’s shareholders;

•	the amount of Vari-L’s anticipated liabilities at closing do not exceed the estimates contained in the table below; and

•	Sirenza does not make any claims for indemnification under the asset purchase agreement.

The following table sets forth Vari-L’s basis for calculating its estimate of the aggregate amount of proceeds that may be available for distribution to its shareholders. The following table is based upon the assumptions set forth above and estimates of certain liabilities and is for illustrative purposes only. If the assumptions or estimates contained therein prove to be incorrect, or if Vari-L were to incur unanticipated liabilities, the proceeds that Vari-L’s shareholders may receive may be substantially less or none at all. Vari-L does not plan to resolicit shareholder approval for the plan of dissolution even if the value of the consideration distributed to shareholders changes significantly from the foregoing estimate.

Estimated Proceeds Available for Distribution to Vari-L’s Shareholders

(in thousands, except share and per share data)

Assets
Estimated proceeds to Vari-L from the asset sale:
Aggregate cash and Sirenza common stock consideration	$	[13,650	]
Less estimated borrowings and accrued interest outstanding under the Sirenza loan facility as of the closing in excess of $1,353,862		[3,869	]
Less estimated amount of the net asset adjustment at the closing		[569	]

Total estimated asset sale proceeds	$	[9,212	]

Retained Liabilities
Estimated value of Vari-L’s retained liabilities as of the closing:
Payment for early termination of principal executive office lease	$	[594	]
Estimated fees due to GMB upon the closing		[380	]
Estimated payments due in connection with settlement of litigation		[150	]
Estimated employee related severance and bonus expenses		[1,000	]
Estimated ongoing operating expenses*		[697	]
Estimated final payroll expenses		[250	]
Periodic payment due to Asvan Technology, LLC		[100	]

Total estimated retained liabilities	$	[3,171	]

Estimated aggregate amount available for distribution to Vari-L’s shareholders	$	[6,041	]
Estimated shares outstanding at date of distribution		[9,300,000	]
Estimated per share aggregate amount of distribution	$	[0.65	]

*	As the dissolution or wind-up of Vari-L will not be completed prior to March 31, 2004, Vari-L will continue to incur certain ongoing fees and expenses. Such ongoing fees and expenses include, but are not limited to, estimated legal and accounting fees, operating lease expenses, taxes payable, directors and officers insurance and miscellaneous office expenses.

Sale of Vari-L’s Remaining Assets

Following the approval of the plan of dissolution by Vari-L’s shareholders, Vari-L will attempt to sell certain of its remaining assets. The remaining assets will consist primarily of the cash surrender value of life insurance policies, Sirenza stock (to be received at the closing of the asset sale), leasehold improvements, prepaid insurance and security deposits on Vari-L’s leased properties.

Vari-L anticipates treating the remaining assets in the following manner:

•	Vari-L has engaged a broker to assist in the sale of Vari-L’s life insurance policies on the viatical market, but no agreement with respect to the sale of such policies has been reached as of the date of this proxy statement/prospectus.

•	Vari-L intends to distribute the Sirenza stock to its shareholders, however, if Vari-L were to sell shares of the Sirenza stock in order to provide for its liabilities and obligations, Vari-L would likely sell such shares through a market maker in Sirenza’s stock.

•	Vari-L’s leasehold improvements are not susceptible to sale and will be written off.

•	Vari-L’s prepaid insurance amounts will provide insurance coverage for Vari-L after the closing of the asset sale.

•	Amounts returned to Vari-L with respect to security deposits on Vari-L’s leased properties will be in the form of cash.

Agreements for the sale of Vari-L’s remaining assets and actual sales may be entered into prior to the special meeting and approved by the board of directors and officers of Vari-L. Sales of Vari-L’s assets have been and will be made on such terms as are approved by the Vari-L board of directors and may be conducted by either competitive bidding, public sales or privately negotiated sales. It is not anticipated that any further shareholder votes will be solicited with respect to the approval of the specific terms of any particular sales of assets approved by the board of directors or officers of Vari-L. Vari-L does not anticipate amending or supplementing this proxy statement/prospectus to reflect any such agreement or sale, unless required by applicable law. The prices at which Vari-L has been and will be able to sell its various assets depends largely on factors beyond Vari-L’s control, including, without limitation, the condition of financial markets, the availability of financing to prospective purchasers of the assets, United States and foreign regulatory approvals, public market perceptions, and limitations on transferability of certain assets. In addition, Vari-L may not obtain as high a price for a particular asset as it might secure if Vari-L were not in liquidation.

Future Conduct of Vari-L

Following the approval of the dissolution of Vari-L pursuant to the plan of dissolution by Vari-L’s shareholders, Vari-L shall continue to indemnify its officers, directors, employees and agents in accordance with its articles of incorporation, as amended, and bylaws, including for actions taken in connection with the plan of dissolution and the winding-up of the affairs of Vari-L. Vari-L’s obligation to indemnify such persons may be satisfied out of the assets of any liquidating trust. The Vari-L board of directors and the trustees of any liquidating trust may obtain and maintain such insurance as may be necessary to cover Vari-L’s indemnification obligations under the plan of dissolution.

The dissolution of Vari-L will become effective, in accordance with Colorado law, upon proper filing of the articles of dissolution with the Secretary of State or upon such later date as may be specified in the articles of dissolution. After the articles of dissolution are filed, Vari-L’s operations will be limited to winding-up its business and affairs, disposing of its property, discharging its liabilities and distributing to its shareholders any remaining assets. In addition, Vari-L may prosecute lawsuits and may be subject to lawsuits for at least two years after the articles of dissolution are filed. Vari-L anticipates filing articles of dissolution with the Colorado Secretary of State promptly following the closing.

Following approval of the dissolution of Vari-L pursuant to the plan of dissolution by Vari-L’s shareholders, completion of the asset sale transaction and the filing of its articles of dissolution, establishing a contingency reserve for payment of Vari-L’s expenses and liabilities, including liabilities incurred but not paid or settled prior to approval of the dissolution, selling any remaining assets of Vari-L, terminating any remaining commercial agreements, relationships or outstanding obligations of Vari-L, Vari-L’s activities will be limited to distributing its assets in accordance with the plan of dissolution.

Reporting Requirements

Whether or not the dissolution of Vari-L pursuant to the plan of dissolution is approved, Vari-L has an obligation to continue to comply with the applicable reporting requirements of the Securities Exchange Act of

1934, even though compliance with such reporting requirements is economically burdensome. If the dissolution of Vari-L pursuant to the plan of dissolution is approved, in order to curtail expenses, Vari-L may, after filing its articles of dissolution, seek relief from the SEC from the reporting requirements under the Exchange Act.

Name Change

The plan of dissolution also provides for the change of Vari-L’s corporate name to VL Dissolution Corporation. Following the approval of the plan of dissolution by Vari-L’s shareholders, Vari-L will change its corporate name to VL Dissolution Corporation. The name change will be effected by an amendment to Vari-L’s articles of incorporation.

Contingent Liabilities; Contingency Reserve; Liquidating Trust

Under Colorado law, Vari-L is required, in connection with its dissolution, to pay or provide for payment of all of its liabilities and obligations. Following the approval of the plan of dissolution by Vari-L’s shareholders and the closing of the asset sale, Vari-L intends to pay all expenses and fixed and other known liabilities, or set aside as a contingency reserve cash and other assets which it believes to be adequate for payment thereof. Vari-L is currently unable to estimate with precision the amount of any contingency reserve which may be required, but any such amount (in addition to any cash contributed to a liquidating trust, if one or more are utilized) will be deducted before the determination of amounts that might be available for distribution to shareholders. As of the date of this proxy statement/prospectus, Vari-L estimates that its outstanding liabilities immediately following the closing will be approximately [$3.171 million]. However, if the assumptions set forth in “The Plan of Dissolution—Liquidating Distributions; Nature; Amount; Timing” above prove to be incorrect, the amount of such liabilities may be substantially more.

The actual amount of the contingency reserve will be based upon estimates and opinions of management and the Vari-L board of directors and derived from consultations with outside experts and review of Vari-L’s estimated operating expenses and future estimated liabilities, including, without limitation, anticipated compensation payments, estimated legal and accounting fees, operating lease expenses, payroll and other taxes payable, miscellaneous office expenses, expenses accrued in Vari-L’s financial statements, and reserves for litigation expenses. There can be no assurance that the contingency reserve in fact will be sufficient. Vari-L has not made any specific provision for an increase in the amount of the contingency reserve. Subsequent to the establishment of the contingency reserve, subject to the limitations contained in the asset purchase agreement, Vari-L will distribute to its shareholders any portions of the contingency reserve which it deems no longer to be required. After the liabilities, expenses and obligations for which the contingency reserve has been established have been satisfied in full, Vari-L will distribute to its shareholders any remaining portion of the contingency reserve.

If deemed necessary, appropriate or desirable by the Vari-L board of directors, Vari-L may, from time to time, transfer any of its unsold assets to one or more liquidating trusts, or other structure it deems appropriate, established for the benefit of the shareholders of Vari-L, which property would thereafter be sold or distributed on terms approved by its trustees. The Vari-L board of directors may also elect in its discretion to transfer the contingency reserve, if any, to such a liquidating trust. Following are key factors that will increase the likelihood that Vari-L’s board of directors will elect to create a liquidating trust:

•	If Vari-L’s remaining assets are not easily susceptible to distribution;

•	If Vari-L has long-term remaining liabilities or contingent liabilities that are unlikely to be resolved in a short period of time;

•	If the operating costs of a liquidating trust or trusts would be less than the operating costs of maintaining Vari-L’s corporate structure; and

•	If Vari-L’s board determines that a present distribution of Vari-L’s remaining assets would not be in the best interest of Vari-L’s shareholders.

Notwithstanding the above, without Sirenza’s prior written consent, under the asset purchase agreement, Vari-L is prohibited from transferring to a liquidating trust any amount of cash or Sirenza stock required by the asset purchase agreement to be set aside to satisfy Vari-L’s indemnification obligations that may arise under the asset purchase agreement or any amounts necessary to satisfy in full all amounts owed to creditors of Vari-L, including any amounts expected to be incurred by Vari-L after the closing of the asset sale and prior to Vari-L’s final dissolution. The purpose of a liquidating trust would be to distribute such property or to sell such property on terms satisfactory to the liquidating trustees, and distribute the proceeds of such sale after paying those liabilities of Vari-L, if any, assumed by the trust, to Vari-L’s shareholders. Any liquidating trust acquiring all of the unsold assets of Vari-L will assume all of the liabilities and obligations of Vari-L and will be obligated to pay any expenses and liabilities of Vari-L which remain unsatisfied. If the contingency reserve transferred to the liquidating trust is exhausted, such expenses and liabilities will be satisfied out of the liquidating trust’s other unsold assets.

Following approval of the plan of dissolution by Vari-L’s shareholders, Vari-L’s board of directors may appoint one or more individuals or entities to act as trustee or trustees of the liquidating trust or trusts and cause Vari-L to enter into a liquidating trust agreement or agreements with such trustee or trustees on such terms and conditions as may be approved by the Vari-L board of directors. It is anticipated that the Vari-L board of directors will select such trustee or trustees on the basis of the experience of such individual or entity in administering and disposing of assets and discharging liabilities of the kind to be held by the liquidating trust or trusts and the ability of such individual or entity to serve the best interests of Vari-L’s shareholders or creditors.

Any trust would be evidenced by a trust agreement between Vari-L and the trustees. The purpose of the trust would be to serve as a temporary repository for the trust property prior to its disposition or distribution to Vari-L’s shareholders to whom interests in the trust are distributed. The transfer to the trust and distribution of interests therein to Vari-L’s shareholders would enable Vari-L to divest itself of the trust property and permit Vari-L’s shareholders to enjoy the economic benefits of ownership thereof. Pursuant to the trust agreement, the trust property would be transferred to the trustees immediately prior to the distribution of interests in the trust to Vari-L’s shareholders, to be held in trust for the benefit of the shareholder beneficiaries subject to the terms of the trust agreement. It is anticipated that the interests would be evidenced only by the records of the trust and there would be no certificates or other tangible evidence of such interests and that no holder of common stock would be required to pay any cash or other consideration for the interests to be received in the distribution or to surrender or exchange shares of common stock in order to receive the interests.

It is further anticipated that pursuant to the trust agreements: (i) a majority of the trustees would be required to be independent of Vari-L’s management; (ii) approval of a majority of the trustees would be required to take any action; and (iii) the trust would be irrevocable and would terminate after, the earliest of (a) the trust property having been fully distributed, or (b) a majority in interest of the beneficiaries of the trust, or a majority of the trustees, having approved of such termination, or (c) a specified number of years having elapsed after the creation of the trust.

Under Colorado law, in the event Vari-L fails to create an adequate contingency reserve for payment of its expenses and liabilities, or should such contingency reserve and the assets held by the liquidating trust or trusts be exceeded by the amount ultimately found payable in respect of expenses and liabilities, each shareholder could be held liable for the payment to creditors of such shareholder’s pro rata share of such excess, limited to the amounts previously received by such shareholder from Vari-L or from the liquidating trust or trusts.

If Vari-L were held by a court to have failed to make adequate provision for its expenses and liabilities or if the amount ultimately required to be paid in respect of such liabilities exceeded the amount available from the contingency reserve and the assets of the liquidating trust or trusts, a creditor of Vari-L could seek an injunction against the making of distributions under the plan of dissolution on the ground that the amounts to be distributed were needed to provide for the payment of Vari-L’s expenses and liabilities. Any such action could delay, substantially diminish or eliminate any cash distributions to be made to shareholders and/or interest holders under the plan of dissolution.

Closing of Vari-L Stock Transfer Books

Vari-L intends to close its stock transfer books and discontinue recording transfers of shares of common stock on the earliest to occur of (i) the close of business on the record date fixed by the Vari-L board of directors for the final liquidating distribution, (ii) the close of business on the date on which the remaining assets of Vari-L are transferred to a liquidating trust, or (iii) such other date on which the Vari-L board of directors, in accordance with applicable law, determines to close such stock transfer books. After such date, certificates representing shares of common stock will not be assignable or transferable on the books of Vari-L except by will, intestate succession or operation of law. After the stock transfer books are closed, Vari-L will not issue any new stock certificates, other than replacement certificates. It is also anticipated that no further trading of Vari-L’s shares will occur on or after such date. See “Principal Provisions of the Plan of Dissolution—Listing and Trading of the Common Stock and Interests in the Liquidating Trust or Trusts” below. All liquidating distributions from Vari-L or a liquidating trust on or after the date for filing the articles of dissolution will be made to shareholders according to their holdings of capital stock as of the date of filing of the articles of dissolution. Subsequent to the closing of the stock transfer books, Vari-L may at its election require shareholders to surrender certificates representing their shares of the capital stock in order to receive subsequent distributions. Shareholders should not forward their stock certificates before receiving instructions to do so. If surrender of stock certificates should be required, all distributions otherwise payable by Vari-L or the liquidating trust, if any, to shareholders who have not surrendered their stock certificates may be held in trust for such shareholders, without interest, until the surrender of their certificates (subject to escheat pursuant to the laws relating to unclaimed property). If a shareholder’s certificate evidencing the Vari-L common stock has been lost, stolen or destroyed, the shareholder may be required to furnish Vari-L with satisfactory evidence of the loss, theft or destruction thereof, together with a surety bond or other indemnity, as a condition to the receipt of any distribution.

Listing and Trading of the Common Stock and Interests in the Liquidating Trust or Trusts

Vari-L currently expects that trading in the Vari-L shares will cease on and after the date on which its stock transfer books are closed.

After Vari-L closes its stock transfer books, the shareholders will not be able to transfer their shares. It is anticipated that the interests in a liquidating trust or trusts will not be transferable, although no determination has yet been made. Such determination will be made by the Vari-L board of directors and management prior to the transfer of unsold assets to the liquidating trust and will be based on, among other things, the Vari-L board of directors, and management’s estimate of the value of the assets being transferred to the liquidating trust or trusts, tax matters and the impact of compliance with applicable securities laws. Should the interests be transferable, Vari-L plans to distribute an information statement with respect to the liquidating trust or trusts at the time of the transfer of assets and the liquidating trust or trusts may be required to comply with the periodic reporting and proxy requirements of the Exchange Act. The costs of compliance with such requirements would reduce the amount which otherwise could be distributed to Vari-L shareholders. Even if transferable, the interests are not expected to be listed on a national securities exchange or quoted through Nasdaq, and the extent of any trading market therein cannot be predicted. Moreover, the interests may not be accepted by commercial lenders as security for loans as readily as more conventional securities with established trading markets.

VARI-L’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PLAN OF DISSOLUTION (PROPOSAL 2) OF VARI-L, INCLUDING THE NAME CHANGE.

PROPOSAL 3

THE ADJOURNMENT

If it becomes necessary to establish a quorum or to obtain additional votes in favor of Proposals 1 and 2, a motion may be made to adjourn the special meeting to a later time to permit further solicitation of proxies. If such a motion to adjourn is made, it will require the approval of the holders of a majority of the common stock of Vari-L represented at the special meeting and entitled to vote.

VARI-L’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT (PROPOSAL 3).

SIRENZA UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the acquisition of certain assets and liabilities of Vari-L by Sirenza accounted for as a business combination, using the purchase method of accounting and the acquisition of Xemod by Sirenza using the purchase method of accounting. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Estimates of the fair values of the acquired assets and liabilities of Vari-L and Xemod have been combined with the recorded values of the assets and liabilities of Sirenza in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of December 31, 2002 gives effect to the acquisition of certain assets and liabilities of Vari-L by Sirenza as if the asset purchase occurred on December 31, 2002. The Sirenza consolidated balance sheet information included in the unaudited pro forma condensed combined balance sheet as of December 31, 2002 was derived from Sirenza’s audited December 31, 2002 consolidated balance sheet, included elsewhere in this proxy statement/prospectus, and includes the effects of the acquisition of Xemod by Sirenza, which was consummated on September 11, 2002. The Vari-L balance sheet information included in the unaudited pro forma condensed combined balance sheet as of December 31, 2002 was derived from Vari-L’s unaudited December 31, 2002 balance sheet.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2001 gives pro forma effect to the acquisition of certain assets and liabilities of Vari-L by Sirenza and pro forma effect to the acquisition of Xemod by Sirenza as if the transactions were consummated on January 1, 2001. The information included in the 2001 unaudited pro forma condensed combined statement of operations for the fiscal year ended 2001 includes the condensed consolidated statement of operations of Sirenza for the year ended December 31, 2001 and the statement of operations of Xemod for the year ended October 31, 2001, which were derived from their respective audited statements of operations for each of those years. Since the fiscal years of Sirenza and Vari-L differ by more than 93 days, for the purpose of preparing the pro forma condensed combined statement of operations for the fiscal year ended 2001, the condensed statement of operations of Vari-L has been recast to conform to Sirenza’s fiscal year-end presentation. As a result, the condensed statement of operations of Vari-L has been presented for the twelve-month period ended December 31, 2001 and was derived from Vari-L’s respective unaudited quarterly condensed statements of operations for that twelve-month period.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2002 gives pro forma effect to the acquisition of certain assets and liabilities of Vari-L by Sirenza and pro forma effect to the acquisition of Xemod by Sirenza as if the transactions were consummated on January 1, 2001. The information included in the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2002 includes the condensed consolidated statement of operations of Sirenza for the year ended December 31, 2002, which was derived from Sirenza’s audited consolidated statement of operations for that period included elsewhere in this proxy statement/prospectus. Since the fiscal years of Sirenza and Vari-L differ by more than 93 days, for the purpose of preparing the pro forma condensed combined statement of operations for the fiscal year ended December 31, 2002, the condensed statement of operations of Vari-L has been recast to conform to Sirenza’s presentation. As a result, the condensed statement of operations of Vari-L has been presented for the twelve-month period ended December 31, 2002 and was derived from Vari-L’s respective unaudited quarterly condensed statements of operations for that twelve-month period. The acquisition of Xemod by Sirenza was completed on September 11, 2002. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2002 includes the unaudited pro forma condensed statement of operations of Xemod for the nine months ended July 31, 2002. Xemod’s unaudited revenues and net loss from August 1, 2002 through September 10, 2002 (the date prior to the consummation of the acquisition of Xemod by Sirenza), which are not presented in the aforementioned unaudited condensed combined statement of operations, were $299,000 and ($757,000), respectively.

The unaudited pro forma condensed combined financial information has been prepared by Sirenza management for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Sirenza, Vari-L and Xemod been a combined company during the specified periods. Additionally, the unaudited pro forma results do not give effect to any potential costs savings or other synergies that could result from the combination of Sirenza, Vari-L and Xemod. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus and reflect preliminary estimates of fair value. Therefore, the actual amounts recorded at the completion of the asset sale may differ materially from the amounts presented in these pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Sirenza and the historical financial statements of Vari-L and Xemod included elsewhere in this proxy statement/prospectus.

SIRENZA MICRODEVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2002

(In thousands, except share data)

	Historical		Pro Forma Adjustments				Pro Forma Combined
	Sirenza	Vari-L
Assets
Current assets:
Cash and cash equivalents	$12,874	$138	$(138	)(1)	$(5,853	)(3)	$7,021
Short-term investments	8,996	—	—		—		8,996
Accounts receivable, net	1,577	2,192	(11	)(1)	—		3,758
Inventories	2,719	2,432	—		—		5,151
Loans to Vari-L	3,417	—	—		(3,417	)(9)	—
Other current assets	1,184	269	(251	)(1)	—		1,202

Total current assets	30,767	5,031	(400)		(9,270)		26,128

Property and equipment, net	6,686	5,474	(324	)(1)	—		11,836
Long-term investments	9,025	—	—		—		9,025
Investment in GCS	4,600	—	—		—		4,600
Vari-L acquisition costs and other assets	1,427	—	—		(1,169	)(14)	258
Intangible assets	722	410	(148	)(1)	4,771	(4)	5,755
Goodwill	859	—	—		3,634	(5)	4,493

Total assets	$54,086	$10,915	$(872)		$(2,034)		$62,095

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,714	$1,738	$(319	)(1)	$—		$3,133
Accrued compensation and other expenses	2,790	1,765	(1,483	)(1)	1,081	(6)	4,153
Deferred margin on distributor inventory	2,028	—	—		—		2,028
Notes payable and current installments of long-term obligations	—	3,505	(88	)(1)	—		—
			(3,417	)(9)	—		—
Accrued restructuring	1,975	—	—		—		1,975
Capital lease obligations, current portion	459	—	—		—		459

Total current liabilities	8,966	7,008	(5,307)		1,081		11,748
Capital lease obligations and other long-term liabilities	143	27	(27	)(1)	—		143

Total liabilities	9,109	7,035	(5,334)		1,081		11,891
Settlement obligation to issue 2,000,000 shares of common stock	—	1,200	(1,200	)(1)	—		—
Stockholders’ equity:
Common stock	30	72	(72	)(1)	4	(7)	34
Additional paid-in capital	129,104	36,941	(36,941	)(1)	5,621	(7)	134,725
Deferred stock compensation	(772)	(14)	14	(1)	—		(772)
Accumulated deficit	(83,220)	(34,319)	34,319	(1)	(398	)(8)	—
			8,342	(2)	(8,342	)(13)	(83,618)
Treasury stock, at cost	(165)	—	—		—		(165)

Total stockholders’ equity	44,977	2,680	5,662		(3,115)		50,204

Total liabilities and stockholders’ equity	$54,086	$10,915	$(872)		$(2,034)		$62,095

SIRENZA MICRODEVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

(In thousands, except per share data)

	Historical					Pro Forma Adjustments			Pro Forma Combined
	Sirenza	Vari-L		Xemod
Net revenues	$19,821		$30,271		$948		$—		$51,040
Cost of revenues:
Cost of product revenues	17,440		16,719		2,949		606	(12)	37,714
Amortization of deferred stock compensation	140		—		—		—		140

Total cost of revenues	17,580		16,719		2,949		606		37,854

Gross profit (loss)	2,241		13,552		(2,001)		(606)		13,186
Operating expenses:
Research and development	8,752		3,147		6,341		122	(12)	18,362
Sales and marketing	5,828		3,364		755		115	(12)	10,062
General and administrative	4,435		8,940		957		(843	)(12)	13,489
Restructuring charges	2,670		—		—		—		2,670
Amortization of deferred stock compensation	1,258		—		—		—		1,258
Amortization of acquistion related intangibles	—		—		—		1,145	(10)	1,145
Expenses relating to accounting restatements and related legal matters, net of recoveries	—		553		—		—		553

Total operating expenses	22,943		16,004		8,053		539		47,539

Loss from operations	(20,702)		(2,452)		(10,054)		(1,145)		(34,353)
Interest expense	123		515		284		—		922
Interest income and other, net	3,575		131		233		—		3,939

Loss before taxes	(17,250)		(2,836)		(10,105)		(1,145)		(31,336)
Provision for income taxes	2,336		—		—		—		2,336

Net loss	$(19,586)		$(2,836)		$(10,105)		$(1,145)		$(33,672)

Net loss per share
Basic	$(0.67)	$		$		$			$(1.02	)(7)

Diluted	$(0.67)	$		$		$			$(1.02	)(7)

Shares used to compute net loss per share
Basic	29,133						3,906	(7)	33,039
Diluted	29,133						3,906	(7)	33,039

SIRENZA MICRODEVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

(In thousands, except per share data)

	Historical			Pro Forma Adjustments		Pro Forma Combined
	Sirenza	Vari-L	Xemod
Net revenues	$20,710	$18,356	$1,502	$—		$40,568
Cost of revenues:
Cost of product revenues	8,749	12,960	1,777	546	(12)	24,032
Amortization of deferred stock compensation	138	—	—	—		138

Total cost of revenues	8,887	12,960	1,777	546		24,170

Gross profit (loss)	11,823	5,396	(275)	(546)		16,398
Operating expenses:
Research and development	6,960	2,913	2,201	199	(12)	12,273
Sales and marketing	5,043	3,001	463	197	(12)	8,704
General and administrative	4,914	6,041	704	(942	)(12)	10,717
Amortization of deferred stock compensation	877	—	—	—		877
In-process research and development	2,200					2,200
Amortization of acquisition related intangibles	48	—	—	1,097	(11)	1,145
Restructuring charges	279	—	—	—		279
Impairment of investment in GCS	2,900	—	—	—		2,900
Expenses related to workforce reductions and the proposed transaction with Sirenza	—	828	—	—		828
Expenses relating to accounting restatements and related legal matters, net of recoveries	—	1,801	—	—		1,801

Total operating expenses	23,221	14,584	3,368	551		41,724

Loss from operations	(11,398)	(9,188)	(3,643)	(1,097)		(25,326)
Interest expense	66	485	235	—		786
Interest income and other, net	959	(6)	16	—		969

Loss before taxes	(10,505)	(9,679)	(3,862)	(1,097)		(25,143)
Provision for income taxes	59	—	—	—		59

Net loss	$(10,564)	$(9,679)	$(3,862)	$(1,097)		$(25,202)

Net loss per share
Basic	$(0.35)					$(0.75	)(7)

Diluted	$(0.35)					$(0.75	)(7)

Shares used to compute net loss per share
Basic	29,856			3,906	(7)	33,762
Diluted	29,856			3,906	(7)	33,762

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1:     Asset Purchase Agreement Between Sirenza and Vari-L

On December 2, 2002, Sirenza entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among Sirenza, Olin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Sirenza (“Acquisition Sub”), and Vari-L Company, Inc., a Colorado corporation (“Vari-L”). Pursuant to the Asset Purchase Agreement, Acquisition Sub will acquire substantially all of the assets of Vari-L and assume specified liabilities of Vari-L for approximately $13.6 million in Sirenza common stock and cash plus the forgiveness of $1.4 million in secured bridge loans currently owed to Sirenza by Vari-L (the “Acquisition”). The aggregate Sirenza common stock and cash proceeds noted above are subject to adjustment based on certain Vari-L working capital changes between September 30, 2002 and the closing date, and will be adjusted downward for any additional funds, and related accrued interest, drawn by Vari-L on its existing secured bridge loan facility with Sirenza. The net proceeds remaining payable to Vari-L under the Asset Purchase Agreement will be paid in a ratio of fifty-five percent (55%) Sirenza common stock and forty-five percent (45%) cash. For purposes of determining the number of shares of Sirenza common stock to be issued at the closing only, the deemed value of one share of common stock according to the terms of the asset purchase agreement will be $1.44. However, for accounting purposes of a business combination using the purchase method, the value of Sirenza common stock to be issued to Vari-L as consideration will be based on market prices a few days before and after the closing of the transaction, but not include any dates after the date the business combination is consummated.

The purchase is anticipated to close in the second quarter of 2003. The consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the approval of the shareholders of Vari-L, the effectiveness of this proxy statement/prospectus as declared by the Securities and Exchange Commission and other customary closing conditions.

The estimated aggregate purchase price is estimated to be $17.1 million as follows (in thousands):

Estimated cash consideration including all Sirenza loans to Vari-L	$9,270
Estimated Sirenza common stock issued to Vari-L	5,625
Estimated acquisition related costs	2,250

Estimated aggregate purchase price	$17,145

The total purchase consideration is a preliminary estimate and subject to change based on circumstances at the time of closing.

Sirenza expects to account for the asset purchase as a business combination using the purchase method of accounting in accordance with SFAS 141. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Preliminary estimates based on Sirenza’s best estimates of the fair values of the assets and liabilities of Vari-L to be acquired have been combined with the recorded values of the assets and liabilities of Sirenza in the unaudited pro forma condensed combined financial information. This allocation is for pro forma purposes only and is subject to change pending completion of an analysis of the fair value of the assets acquired and liabilities assumed. Actual fair values will be based on the financial information at the acquisition date.

The purchase price allocation is based on Sirenza’s preliminary estimates of the fair values of the tangible and intangible assets, including acquired technology, certain of which has not reached technological feasibility and has no alternative future use. The purchased technology and other intangible assets will be amortized on a straight-line basis over their estimated useful lives which Sirenza is currently estimating to be five years. In accordance with SFAS No. 142, any goodwill arising in the transaction will not be amortized, but will be subject to periodic evaluation for impairment. The preliminary allocation of the total purchase price paid for the acquisition is summarized as follows (in thousands):

Accounts receivable	$2,181
Inventories	2,433
Other current assets	18
Property and equipment, net	5,150
Other assets	261
Accounts payable	(1,419)
Accrued compensation and other expenses	(282)

Fair value of net tangible assets acquired	$8,342
In process research and development	398
Purchased technology	4,771
Goodwill	3,634

Total	$17,145

Note 2:     Xemod Acquisition

On August 14, 2002, the board of directors of Sirenza approved the acquisition of Xemod, a fabless designer and manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. The acquisition closed on September 11, 2002.

Pursuant to the terms of the Agreement and Plan of Reorganization dated as of August 15, 2002, by and among Xemod, Sirenza, Xavier Merger Sub, Inc., a California corporation and wholly owned subsidiary of Sirenza (“Xavier Merger Sub”), U.S. Bank, N.A. as escrow agent, and Joseph Johnson as securityholder agent (the “ Xemod Merger Agreement”), Xavier Merger Sub was merged with and into Xemod with Xemod continuing as the surviving corporation and a wholly owned subsidiary of Sirenza. The merger consideration was approximately $4.8 million in cash, with additional cash considerations contingent upon the achievement of technology licensing objectives. Sirenza funded the acquisition using cash on hand. The estimated aggregate purchase price of $4.9 million includes an estimate of the direct costs associated with the transaction aggregating approximately $430,000, of which $116,000 are accrued and had not yet been paid, as of the date of the acquisition of Xemod by Sirenza.

The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS 141. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. Preliminary estimates based on Sirenza’s best estimates of the fair values of the assets and liabilities of Xemod have been combined with the recorded values of the assets and liabilities of Sirenza in the unaudited pro forma condensed combined financial information. This allocation is for pro forma purposes only and is subject to change pending completion of an analysis of the fair value of the assets acquired and liabilities assumed.

The purchase price allocation is based on Sirenza’s preliminary estimates of the fair values of the tangible and intangible assets, including acquired technology, certain of which has not reached technological feasibility and has no alternative future use. The purchased technology and internal-use software will be amortized on a straight-line basis over three to five years. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the goodwill will not be amortized, but will be subject to periodic evaluation for impairment. The preliminary allocation of the total purchase price paid for the acquisition is summarized as follows (in thousands):

Fair value of net tangible assets acquired	$1,225
In-process research and development	2,200
Purchased technology	700
Internal use software	70
Goodwill	737

Total	$4,932

Note 3:     Pro Forma Adjustments

Pro forma adjustments are required to reflect the estimated purchase price for the Vari-L asset purchase, to adjust amounts related to Vari-L’s tangible and intangible net assets to the preliminary estimate of their fair value, and to adjust certain Vari-L historical amounts to reflect Sirenza’s methodology.

Pro forma adjustments are also required to reflect the impact of amortization of certain acquired technology adjustments related to the Xemod acquisition for periods in the accompanying statements of operations prior to the closing of the Xemod acquisition.

There were no intercompany balances or transactions between Sirenza and Vari-L or between Sirenza and Xemod for the periods presented.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(1)  To reflect the elimination of assets and liabilities of Vari-L that will not be assumed as part of the asset purchase. There were no transactions between Sirenza and Vari-L during the periods presented in the accompanying unaudited condensed combined financial statements.

(2)  To reflect the impact of net tangible assets acquired after eliminations.

(3)  To reflect cash consideration of approximately $5.9 million to be paid by Sirenza to Vari-L, including approximately $3.4 million advanced to Vari-L as described in note 3(9).

(4)  To reflect the estimated fair value of approximately $4.8 million related to intangible assets of Vari-L to be acquired in accordance with the asset purchase agreement between Sirenza and Vari-L.

(5)  To reflect the estimated fair value of approximately $3.6 million of goodwill related to the asset purchase agreement between Vari-L and Sirenza.

(6)  To accrue costs associated with the asset purchase agreement between Vari-L and Sirenza (i.e. accounting fees, legal fees, investment banking fees, and other related fees) of approximately $1.1 million. Sirenza estimates total transaction costs will approximate $2.3 million.

(7)  To reflect the impact of the issuance on common stock and additional paid-in capital of approximately 3.9 million shares of Sirenza common stock to Vari-L valued at approximately $5.6 million. The allocation between common stock and additional paid-in capital has been made based upon the par value of Sirenza’s common stock, $0.001. The 3.9 million shares of Sirenza common stock to be issued to Vari-L has been estimated based on the terms of the asset purchase agreement as described elsewhere in this proxy statement/ prospectus and represents the maximum number of shares of Sirenza common stock expected to be issued to

Vari-L. Based on the minimum number of shares of Sirenza common stock expected to be issued to Vari-L, or 3.3 million shares, the pro forma combined basic and diluted net loss per share for the fiscal year ended December 31, 2001 would increase to a loss of $1.04 per share and the pro forma combined basic and diluted net loss per share for the fiscal year ended December 31, 2002 would increase to a loss of $0.76 per share.

(8)  To reflect the estimated valuation of in-process research and development. Sirenza will record an immediate write-off of in-process research and development at the consummation of the acquisition of Vari-L. The unaudited pro forma condensed combined statements of operations do not include the estimated charge for in-process research and development of approximately $398,000 since it is considered a non-recurring charge.

(9)  Sirenza entered into a secured bridge loan facility with Vari-L and funded approximately $3.4 million to Vari-L through December 31, 2002. Approximately $1.4 million of the proceeds received by Vari-L from Sirenza in connection with this loan facility were used to terminate Vari-L’s credit facility with Wells Fargo Bank and will be forgiven by Sirenza upon completion of the asset purchase agreement. Sirenza effectively replaced Wells Fargo Bank as a creditor of Vari-L, which otherwise would have been a liability assumed by Sirenza in the business combination. Accordingly, Sirenza has included the $1.4 million of prospective debt forgiveness in its calculation of the estimated aggregate purchase price of $17.1 million, as described on pages 113 and 114. The remaining $2.0 million of proceeds received by Vari-L from Sirenza in connection with this loan facility decreases the aggregate cash and common stock consideration to be received by Vari-L at the closing date. As the additional proceeds would otherwise have been payable to Vari-L at the closing date, had Vari-L not borrowed the additional amounts under the secured bridge loan facility, Sirenza has included the $2.0 million of additional Vari-L borrowings in its calculation of the estimated aggregate purchase price of $17.1 million, as described on pages 113 and 114.

(10)  To reflect the amortization of purchased technology and internal-use software of approximately $190,000 related to the acquisition of Xemod by Sirenza and to reflect the amortization of purchased technology and other intangible assets of approximately $1.0 million related to the asset purchase agreement between Vari-L and Sirenza, being amortized over periods of three to five years.

(11)  To reflect the amortization of purchased technology and internal-use software of approximately $142,000 related to the acquisition of Xemod by Sirenza, net of $48,000 recorded by Sirenza in 2002, and to reflect the amortization of purchased technology and other intangible assets of approximately $1.0 million related to the asset purchase agreement between Vari-L and Sirenza, being amortized over periods of three to five years.

(12)  To conform Vari-L’s accounting policies to Sirenza’s. The adjustment principally relates to allocations of facilities expenses within operations (i.e. research and development, sales and marketing and general and administrative), which Sirenza allocates to all operating activities based on space occupied, while Vari-L charges similar occupancy amounts solely to general and administrative expenses. In addition, Vari-L classifies quality assurance costs as general and administrative costs while Sirenza includes such expenses as costs of sales. Accordingly, in order to conform Vari-L’s accounting policies to the accounting policies of Sirenza, facility expenses and quality assurance costs of Vari-L have been allocated to each financial statement line item in a manner consistent with the accounting policies of Sirenza.

(13)  To eliminate the impact of net tangible assets acquired after allocation of elements of purchase price.

(14)  To reclassify costs of approximately $1.2 million associated with the asset purchase agreement between Vari-L and Sirenza (i.e. accounting fees, legal fees, investment banking fees, and other related fees), paid prior to or accrued on Sirenza’s balance sheet at December 31, 2002. Sirenza estimates total transaction costs will approximate $2.3 million.

Note 4:    Impairment of Investment in GCS

In the first quarter of 2002, Sirenza converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS Series D-1 preferred stock valued at $0.60 per share. Sirenza’s total investment of

$7.5 million represented approximately 14% of the outstanding voting shares of GCS at the time of the investment. The investment in GCS was within Sirenza’s strategic focus and intended to strengthen Sirenza’s supply chain for Indium Gallium Phosphide (InGaP) and Indium Phosphide (InP) process technologies. In connection with the investment, Sirenza’s President and CEO joined GCS’ seven-member board of directors.

Sirenza accounted for its investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as Sirenza’s investment was less than 20% of the voting stock of GCS and Sirenza cannot exercise significant influence over GCS. The investment in GCS is classified as a non-current asset on Sirenza’s consolidated balance sheet.

On a quarterly basis, Sirenza evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of Sirenza’s investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS’ business plan at the time of our investment, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. There is no public market for securities of GCS, and the factors mentioned above may require management to make significant judgments about the fair value of the GCS securities.

In the fourth quarter of 2002 the Sirenza determined that an other than temporary decline in value of its investment in GCS had occurred. Accordingly, Sirenza recorded an impairment charge of $2.9 million in the fourth quarter of 2002 to reduce the value of its investment in GCS to its estimated fair value. The fair value has been estimated by Sirenza management and may not be reflective of the value in a third party financing event.

Note 5:     Sirenza Restructuring Activities

In 2001, companies throughout the worldwide telecommunication industry announced slowdowns or delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by Sirenza’s customers and efforts to lower their component inventory levels. These actions by Sirenza’s customers resulted in a slowdown in shipments and a reduction in visibility regarding future sales and caused Sirenza to revise its cost structure given the then revised revenue levels. As a result, in the fourth quarter of 2001, Sirenza incurred a restructuring charge of $2.7 million related to a worldwide workforce reduction and consolidation of excess facilities. Sirenza realigned its organizational structure to focus on strategic account sales and marketing efforts, centralized engineering and customer and solution business area management. Prior to the date of the financial statements, Sirenza management with the appropriate level of authority approved and committed Sirenza to a plan of termination and consolidation of excess facilities which included the benefits terminated employees would receive. In addition, prior to the date of the financial statements, the termination benefits were communicated to employees in detail sufficient to enable them to determine the nature and amounts of their individual severance benefits.

At each balance sheet date, Sirenza evaluates its restructuring accrual for appropriateness. In the third quarter of 2002, Sirenza determined that $112,000 of its restructuring accrual was no longer appropriate as of September 30, 2002 and adjusted its restructuring liability accordingly. The $112,000 restructuring liability adjustment was recorded through the same statement of operations line item that was used when the liability was initially recorded, or restructuring.

Of the $112,000 restructuring liability adjustment, $95,000 related to a non-cancelable equipment operating lease that Sirenza determined would not be abandoned. The remaining $17,000 related to termination benefits that were never redeemed by terminated employees.

Note 6:     Sirenza In-Process Research and Development

In connection with the acquisition of Xemod by Sirenza in the third quarter of 2002, $2.2 million of the $4.9 million aggregate purchase price has been allocated to in-process research & development, or IPR&D, and was expensed in the third quarter of 2002. Projects that qualify as IPR&D are those that have not yet reached technological feasibility and for which no alternative future use exists. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The fair value assigned to IPR&D was determined using the income approach. The income approach estimates costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased IPR&D were based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Xemod.

The rates utilized to discount the net cash flows to their present values are based on Xemod’s weighted average cost of capital, calculated employing estimates of required equity rates of return and after-tax costs of debt based on a group of peer companies. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

Based on these factors, discount rates that range from 32%–36% were deemed appropriate for valuing the IPR&D.

Sirenza believes the amounts determined for IPR&D are reasonable estimates of fair value and do not exceed the amounts a third party would pay for these projects. The estimates used in valuing IPR&D were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Accordingly, actual results may differ from the projected results.

Note 7:     Vari-L Expenses of Accounting Restatements and Related Matters

In early 2000, management of Vari-L commenced efforts to restate its previously issued financial statements after being notified by the Securities and Exchange Commission (the Commission) that the Commission was investigating Vari-L’s accounting and reporting practices. Certain costs incurred in conjunction with these efforts have been separately classified on Vari-L’s statements of operations as “expenses relating to accounting restatements and related legal matters, net of recoveries.” Expenses included in this classification include the cost of external counsel for services provided in connection with shareholder lawsuits, the Commission’s investigation of Vari-L, legal fees and expenses of the Special Litigation Committee of the Board of Directors, the cost of certain consultants and temporary labor hired to assist in the accounting restatements, and reimbursements to former employees of Vari-L for their legal fees and expenses. The accounting restatements were completed in February 2001, however, Vari-L continues to incur costs related to shareholder litigation and legal fees and expenses of the Special Litigation Committee.

Included in Vari-L’s statements of operations for the twelve months ended December 31, 2001 and twelve months ended December 31, 2002 is $553,000 and $1.8 million, respectively, related to accounting restatements and related legal matters, net of recoveries.

Any expenses related to accounting restatements and related matters subsequent to the consummation of the acquisition of Vari-L by Sirenza will remain with Vari-L and will not be assumed by Sirenza.

Note 8:     Xemod Related Party Transactions

In September 2000, Xemod entered into a development agreement with the holder of Xemod’s Series E shares. Under the terms of the agreement, Xemod was required to pay a development fee of $3.2 million in four equal installments of $800,000 over the one-year term of the agreement, which expired in September 2001. During the year ended October 31, 2001, $2.4 million was charged to research and development expense under this agreement.

Note 9:    Sirenza Relocation Expenses

In connection with the proposed business combination, Sirenza intends to move the manufacturing operations of its Sunnyvale and Tempe facilities to Colorado subsequent to the closing of the transaction. As a result, Sirenza expects to incur costs of approximately $500,000 associated with relocating these functions to Colorado.

Notwithstanding the movement of functions, both the Sunnyvale and Tempe sites will remain open and function as research and development locations. Following the asset sale, Sirenza has no plans to modify current manufacturing policy for the Vari-L business acquired.

Reclassifications

Certain amounts in Xemod’s historical condensed financial information and Vari-L’s historical condensed financial information have been reclassified to conform to Sirenza’s historical consolidated financial statement presentation.

VARI-L UNAUDITED PRO FORMA CONDENSED

FINANCIAL INFORMATION

The unaudited pro forma condensed balance sheet as of December 31, 2002 presents Vari-L’s financial position as if the sale to Sirenza of certain assets and liabilities (otherwise referred to as “Vari-L Sale Operations”) occurred on December 31, 2002. The Vari-L balance sheet information included in the unaudited pro forma condensed balance sheet as of December 31, 2002 was derived from Vari-L’s unaudited balance sheet as of December 31, 2002.

The unaudited pro forma condensed statement of operations for the fiscal years ended June 30, 2002 and 2001 and for the six months ended December 31, 2002 gives pro forma effect to the sale of certain assets and liabilities of Vari-L to Sirenza as if the transactions were consummated on July 1, 2000. The information included in the unaudited pro forma condensed statement of operations for the fiscal years ended June 30, 2002 and 2001 was derived from the audited statement of operations of Vari-L contained elsewhere in this proxy statement/prospectus. The information included in the unaudited pro forma condensed statement of operations for the six months ended December 31, 2002 was derived from the unaudited statement of operations of Vari-L.

The unaudited pro forma condensed financial information has been prepared by Vari-L management for illustrative purposes only. The unaudited pro forma condensed financial statements are not intended to represent or be indicative of the financial position or results of operations in future periods or the results that actually would have been realized by Vari-L had the sale of certain assets and liabilities of Vari-L been consummated as of the dates indicated. The sale of the assets and liabilities of Vari-L to Sirenza constitutes substantially all of the operating business of Vari-L Sale Operations. The pro forma adjustments are based on information available at the date of this proxy statement/prospectus. Therefore, the actual amounts recorded at the completion of the sale of certain assets and liabilities of Vari-L to Sirenza may differ materially from the amounts presented in these pro forma condensed financial statements due to expected future losses of Vari-L, additional borrowings under the loan facility with Sirenza and changes in the market price of Sirenza stock. Such changes could significantly impact the equity of Vari-L at closing.

The unaudited pro forma condensed financial information, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, the historical financial statements of Vari-L included elsewhere in this proxy statement/prospectus. Financial information of Vari-L and Vari-L Sale Operations and for the assets and liabilities of Vari-L being sold to Sirenza for periods prior to the year ended June 30, 2001 have not been presented. Vari-L has been informed by its independent auditors that they could not express unqualified audit opinions for periods prior to June 30, 2000, based on their determination that the internal controls over inventory accounting and management systems prior to June 30, 2000 were not sufficiently reliable to enable them to audit the inventory quantities, and that they are unable to apply alternative auditing procedures to the inventory balances for periods prior to June 30, 2000.

VARI-L COMPANY, INC.

UNAUDITED PRO FORMA BALANCE SHEET

as of December 31, 2002

(In thousands, except share data)

	Historical	Vari-L Sale Operations		Pro Forma Adjustments		Pro Forma
ASSETS

Current assets:
Cash and cash equivalents	$138	$—		$4,555	(2)	$4,693
Trade accounts receivable, less allowance for doubtful accounts	2,192	(2,181	)(1)	—		11
Inventories	2,432	(2,432	)(1)	—		—
Prepaid expenses and other current assets	269	(19	)(1)	—		250
Investment in Sirenza	—	—		5,567	(2)	5,567

Total current assets	5,031	(4,632)		10,122		10,521
Property and equipment, net	5,474	(5,150	)(1)	—		324
Intangible and other assets, net of accumulated amortization	410	(261	)(1)	—		149

Total assets	$10,915	$(10,043)		$10,122		$10,994

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$1,738	$(1,419	)(1)	$—		$319
Accrued compensation	585	(262	)(1)	—		323
Other accrued expenses	1,180	(20	)(1)	—		1,160
Notes payable and current installments of long-term obligations	3,505	—		(3,418	)(2),(3)	87

Total current liabilities	7,008	(1,701)		(3,418)		1,889
Long-term obligations	—	—		—		—
Other liabilities	27	—		—		27

Total liabilities	7,035	(1,701)		(3,418)		1,916
Settlement obligation to issue 2,000,000 shares of common stock	1,200	—		—		1,200
Stockholders’ equity
Common stock	72	—		—		72
Additional paid-in capital	36,941	—		—		36,941
Unamortized stock compensation cost	(14)	—		—		(14)
Accumulated deficit	(34,319)	—		5,198	(2)	(29,121)

Total stockholders’ equity	2,680	—		5,198		7,878

Total liabilities and stockholders’ equity	$10,915	$(1,701)		$1,780		$10,994

VARI-L COMPANY, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the year ended June 30, 2001

(In thousands, except share and per share data)

	Historical	Vari-L Sale Operations		Pro Forma Adjustments		Pro Forma
Net sales	$41,377	$(41,377	)(4)	$—		$—
Cost of goods sold	21,747	(21,747	)(4)	—		—

Gross profit	19,630	(19,630)		—		—

Operating expenses:
Selling	4,268	(4,268	)(4)	—		—
General and administrative	9,664	(7,801	)(4)	—		1,863
Research and development	4,021	(4,021	)(4)	—		—
Expenses relating to accounting restatements and related legal matters, net of recoveries	2,387	—		—		2,387

Total operating expenses	20,340	(16,090)		—		4,250

Operating loss	(710)	(3,540)		—		(4,250)
Other income (expense):
Interest income	416	—		—		416
Interest expense	(1,062)	—		1,037	(5)
Other, net	(43)	43	(4)	—		—

Total other income (expense)	(689)	43		1,037		391

Net income (loss)	$(1,399)	$(3,497)		$1,037		$(3,859)

Loss per share, basic	$ (0.20)					$(0.54)

Loss per share, diluted	$ (0.20)					$(0.54)

Weighted average shares outstanding, basic	7,083,866					7,083,866

Weighted average shares outstanding, diluted	7,083,866					7,083,866

VARI-L COMPANY, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the year ended June 30, 2002

(In thousands, except share and per share data)

	Historical	Vari-L Sale Operations		Pro Forma Adjustments		Pro Forma
Net sales	$21,348	$(21,348	)(4)	$—		$—
Cost of goods sold	13,647	(13,647	)(4)	—		—

Gross profit	7,701	(7,701)		—		—

Operating expenses:
Selling	2,925	(2,925	)(4)	—		—
General and administrative	6,418	(5,007	)(4)	—		1,411
Research and development	2,669	(2,669	)(4)	—		—
Expenses relating to accounting restatements and related legal matters, net of recoveries	1,805	—		—		1,805

Total operating expenses	13,817	(10,601)		—		3,216

Operating loss	(6,116)	2,900		—		(3,216)
Other income (expense):
Interest income	48	—		—		48
Interest expense	(199)	—		157	(5)	(42)
Other, net	12	(12	)(4)	—		—

Total other income (expense)	(139)	(12)		157		6

Net (loss)	$(6,255)	$2,888		$157		$(3,210)

Loss per share, basic	$(0.87)					$(0.45)

Loss per share, diluted	$(0.87)					$(0.45)

Weighted average shares outstanding, basic	7,152,342					7,152,342

Weighted average shares outstanding, diluted	7,152,342					7,152,342

VARI-L COMPANY, INC.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the six months ended December 31, 2002

(In thousands, except share and per share data)

	Historical	Vari-L Sale Operations		Pro Forma Adjustments		Pro Forma
Net sales	$8,291	$(8,291	)(4)	$—		$—
Cost of goods sold	6,128	(6,128	)(4)	—		—

Gross profit	2,163	(2,163)		—		—

Operating expenses:
Selling	1,360	(1,360	)(4)	—		—
General and administrative	2,973	(2,265	)(4)	—		708
Research and development	1,568	(1,568	)(4)	—		—
Expenses related to workforce reductions and the proposed transaction with Sirenza	876	—		—		876
Expenses relating to accounting restatements and related legal matters, net of recoveries	30	—		—		30

Total operating expenses	6,807	(5,193)		—		1,614

Operating loss	(4,644)	3,030		—		(1,614)
Other income (expense):
Interest income	9	—		—		9
Interest expense	(385)	—		348	(5)	(37)
Other, net	(52)	52	(4)	—		—

Total other income (expense)	(428)	52		348		(28)

Net income (loss)	$(5,072)	$3,082		$348		$(1,642)

Loss per share, basic	$(0.70)					$(0.23)

Loss per share, diluted	$(0.70)					$(0.23)

Weighted average shares outstanding, basic	7,252,008					7,252,008

Weighted average shares outstanding, diluted	7,252,008					7,252,008

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Note 1:    Asset Purchase Agreement Between Vari-L and Sirenza

On December 2, 2002, Vari-L entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among Sirenza, Olin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Sirenza (“Acquisition Sub”), and Vari-L. Under the terms of the Asset Purchase Agreement, Acquisition Sub will acquire substantially all of the assets of Vari-L and assume specified liabilities of Vari-L (otherwise referred to as “Vari-L Sale Operations”) for approximately $13.6 million in cash and Sirenza common stock consideration plus the forgiveness of $1.4 million in secured loans currently owed to Sirenza by Vari-L on its existing secured bridge loan facility with Sirenza. The aggregate proceeds from Sirenza are subject to adjustment based on certain Vari-L working capital changes between September 30, 2002 and the closing date, and will be reduced by any additional funds, and related accrued interest, drawn by Vari-L on its existing secured loan facility with Sirenza. The net proceeds remaining payable to Vari-L under the Asset Purchase Agreement will be paid in a ratio of fifty-five percent (55%) Sirenza common stock and forty-five percent (45%) cash. For purposes of determining the number of shares of Sirenza common stock to be issued at the closing only, the deemed value of one share of common stock according to the terms of the Asset Purchase Agreement will be $1.44. Total purchase consideration is a preliminary estimate and subject to change based on actual circumstances at the time of closing.

The purchase is anticipated to close in the second quarter of calendar 2003. The consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the approval of the shareholders of Vari-L, the effectiveness of this proxy statement/prospectus as declared by the Securities and Exchange Commission and other customary closing conditions.

Note 2:    Pro Forma Adjustments—Sale to Sirenza

Pro forma adjustments are necessary to reflect the sale of certain assets and liabilities and the impact of the transaction upon the financial position and results of operations of Vari-L. The sale of the assets and liabilities of Vari-L to Sirenza constitute substantially all of the operating business of Vari-L. The pro forma adjustments are based on information available at the date of this proxy statement/prospectus. Therefore the actual amounts recorded at the completion of the sale of certain assets and liabilities of Vari-L to Sirenza may differ materially from the amounts presented in these pro forma condensed financial statements due to the expected future losses of Vari-L, additional borrowings under the loan facility with Sirenza and changes in the market price of Sirenza stock. Such changes could significantly impact the equity of Vari-L at closing. The pro forma adjustments included in the unaudited pro forma condensed financial statements are as follows (in thousands of dollars):

(1)	To reflect the sale of certain assets and the assumption of certain liabilities of Vari-L Sale Operations as of December 31, 2002:

Assets sold
Accounts receivable	$2,181
Inventories	2,432
Prepaid expenses	19
Property and equipment, net	5,150
Intangible assets	261

Gross assets sold	$10,043

Liabilities assumed
Trade accounts payable	1,419
Accrued compensation	262
Other accrued expenses	20

Gross liabilities sold	$1,701

Net assets sold	$8,342

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION—(Continued)

(2)	To reflect cash of approximately $4.6 million paid to Vari-L by Sirenza (net of borrowings under the Tranche B Note of $2.0 million at December 31, 2002 and future estimated borrowing under the Tranche B Note of $1.3 million to be advanced prior to closing), consideration for an investment in the common stock of Sirenza of approximately $5.6 million and the forgiveness of approximately $1.4 million in secured loans payable by Vari-L to Sirenza).

(3)	To reflect the gain of approximately $6.6 million on the sale of certain assets to and the assumption of certain liabilities by Sirenza, offset by future estimated borrowings under the Tranche B Note of $1.3 million to be advanced prior to closing. The estimated aggregate sales price to be received by Vari-L is $14.9 million (net of an adjustment to reflect a $105,000 decline in the agreed upon net asset balance between September 30, 2002 and December 31, 2002); net assets are approximately $8.3 million. If the sale of certain asset and assumption of certain liabilities of Vari-L occurred on February 28, 2003, the estimated aggregate sales price to be received by Vari-L would have been $14.4 million (net of an adjustment to reflect a $569,000 decline in the agreed upon net asset balance between September 30, 2002 and February 28, 2003).

(4)	To eliminate the operations of Vari-L Sale Operations due to the sale of substantially all of the assets of Vari-L to Sirenza as if the sale occurred on July 1, 2000 (in thousands of dollars) (See Note 3):
	For the Year Ended June 30, 2001	For the Year Ended June 30, 2002	For the Six Months Ended December 31, 2002
Net sales	41,377	21,348	8,291
Cost of goods sold	21,747	13,647	6,128
Selling	4,268	2,925	1,360
General and administrative, except expenses relating to existing lease agreements retained by Vari-L of $921, $891 and $459, respectively and expenses relating to professional services matters (legal, audit and tax) of $942, $520 and $249, respectively	7,801	5,007	2,265
Research and development	4,021	2,669	1,568
Other income (expense), net	(43)	12	(52)

(5)	In conjunction with the sale of Vari-L Sale Operations, the Wells Fargo Credit Facility and the Sirenza Loan Facility will be paid in full. Accordingly, Vari-L will no longer have any long term debt outstanding. The following reflects the elimination of interest expense related to the Wells Fargo Credit Facility and the Sirenza Loan Facility (in thousands of dollars):
	For the Year Ended June 30, 2001	For the Year Ended June 30, 2002	For the Six Months Ended December 31, 2002
Interest expense	1,037	157	348

Note 3:    Continuing Expenses and Remaining Liabilities of Vari-L

Pursuant to the Asset Purchase Agreement, Vari-L will retain certain assets and liabilities as more fully described elsewhere in this proxy statement/prospectus. Additionally, as the dissolution of Vari-L is not expected to be completed prior to March 31, 2004, as further discussed in “The Plan of Dissolution,” Vari-L will continue to incur certain fees and expenses related to existing lease agreements and litigation issues, as well as expenses relating to the accounting restatements and related legal matters. Accordingly, the pro-forma condensed financial information reflects the fees and expenses for such items.

In connection with the proposed transaction with Sirenza, significant related non-recurring charges will be incurred and have not been reflected in the pro-forma condensed financial information. Such charges would include a payment of $594,000 for early termination of Vari-L’s lease of its principal executive offices, additional

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION—(Continued)

charges of $285,000 for the write-off of leasehold improvements and forfeiture of an existing deposit associated with early termination of the lease of Vari-L’s principal executive office, GMB’s fees of $500,000 previously paid or payable upon closing of the transaction, workforce reduction expenses of approximately $235,000, amounts payable to certain officers which could be as large as $765,000 and approximately $100,000 in professional fees payable to the third party professional manager in connection with the dissolution of Vari-L. For more information regarding the amounts payable to certain officers of Vari-L please see “Material Terms of the Asset Purchase Agreement—Interests of Vari-L Officers and Directors in the Asset Sale and Dissolution of Vari-L.”

See pages 100 through 102 for additional information regarding estimated proceeds available for distribution to Vari-L’s shareholders.

THE SIRENZA BUSINESS

Overview

Sirenza Microdevices is a leading designer of high performance radio frequency (RF) components for communications equipment manufacturers. Sirenza’s products optimize the transmission and reception of high-frequency voice and data signals in network infrastructure applications. These include mobile wireless applications, such as cellular and mobile data networks; fixed wireless applications, such as local-area and wide-area site-to-site data networks; and broadband wireline applications, such as coaxial cable and fiber optic networks. Sirenza’s products are also used in terminal applications, such as cable television set-top boxes and wireless video transmitters. The performance of the RF section of communications equipment—which is used to convert, process and amplify the high frequency signals that transmit voice or data—has a significant influence on the overall performance of such communications systems.

Sirenza offers a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules. Sirenza believes its products are well suited for existing and future communications networks which are expected to be increasingly centered on data transmission in addition to voice. Sirenza has adopted a fabless operating model. Sirenza outsources the manufacturing of its semiconductor wafers to several wafer fabrication facilities, or third-party wafer fabs, that use leading-edge process technologies. Sirenza focuses internally on its RF design and development expertise and selects what it believes to be the optimal process technology for any given application without the constraint of a captive wafer fab facility. Sirenza’s fabless operating model, combined with its proven core competencies in RF components design, packaging and test, gives Sirenza the flexibility necessary to deliver a comprehensive line of high quality products at compelling prices to Sirenza’s customers.

On September 11, 2002, Sirenza acquired Xemod Incorporated, a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double diffused transistor technology. The purchase price was approximately $4.9 million in cash and accrued transaction costs, with additional cash consideration of up to approximately $3.4 million to be paid upon the execution by April 9, 2003 by Sirenza of a qualified supply, development or licensing agreement with regard to the technology developed by Xemod. To be a qualified agreement, the agreement must provide for revenues to Sirenza or its subsidiary with a net present value (using a discount rate of 4%) of at least $3.5 million, provide for a payment of at least $2.5 million to Sirenza upon execution and otherwise be reasonably acceptable to Sirenza. The additional amount payable of between zero and the maximum noted above is determined by applying a formula to the net present value of the revenue to Sirenza provided for by the qualified agreement. As of March 18, 2003, a qualified agreement had not been executed. The acquisition is intended to strengthen Sirenza’s product portfolio of RF components, in particular, high power amplifier products.

On December 2, 2002, Sirenza entered into an asset purchase agreement with Vari-L, a designer and manufacturer of RF and microwave components and devices for use in wireless communications. The asset purchase is anticipated to close in the second quarter of 2003. The consummation of the transactions contemplated by the asset purchase agreement is subject to the approval of the shareholders of Vari-L, the effectiveness of a registration statement of Sirenza on Form S-4, of which this proxy statement/prospectus forms a part, as declared by the Securities and Exchange Commission and other customary closing conditions.

Industry Background

Demand for Connectivity and Mobility Driving Investment in Communications Infrastructure

Consumers and businesses are increasingly seeking connectivity, mobility, functionality, reliability and bandwidth from telecommunications service providers. Increased deployment and use of wireless communications systems and the rise of wireline and wireless Internet applications offer users the potential for access any time, anywhere to voice and data networks.

Communications service providers continue to make investments in network infrastructure to enable and enhance connectivity for today’s information-driven economy. Wireless and broadband wireline communications service providers are expanding capacity and offering a broader range of services to support the changing needs of users. Competitive pressures are also requiring service providers to offer increased bandwidth and to reduce operating costs. In the case of wireless networks, communications service providers must support a rapidly growing number of subscribers and the subscribers’ demands for more expanded service. In addition, wireless network operators are adopting and have announced plans to adopt new standards such as second generation overlay standards, or 2.5G, and third generation, or 3G, standards that enable the migration from voice-only to integrated voice and high-speed data services, which are not fully supported by today’s installed infrastructure.

Challenges Facing Communications Equipment Manufacturers

Manufacturers of communications equipment must develop systems to meet the requirements of communications service providers. In meeting these challenges, equipment manufacturers face significant market and product performance pressures. These include, but are not limited to:

Shorter time to market.    The intensity of competition and the resulting need to adopt new technologies is forcing communications equipment manufacturers to develop and launch products in the shortest time possible.

Higher performance and more reliable systems.    Communications equipment manufacturers are facing increased demands from communications service providers for greater bandwidth, which is a measure of a system’s capacity. System reliability is another key performance requirement due to the high costs of equipment downtime and of maintaining communications networks.

Reduced costs.    Communications service providers seek to minimize both the up-front equipment acquisition costs as well as ongoing operating costs as they upgrade their networks. Communications equipment manufacturers must, as a result, offer a better value proposition.

Need for High Performance RF Components from Third-Party Suppliers

Communications equipment manufacturers are adopting new approaches in designing systems to deliver the performance and feature improvements that service providers require. In a typical communications system, the principal functional blocks are the RF subsystem, which receives, amplifies and transmits signals, the signal processor, which encodes and decodes digitized signals, and the antenna. Since the RF subsystem receives the signal, interfaces with the signal processor, and amplifies and transmits the signal, a system’s performance and signal quality are significantly affected by the RF subsystem. Communications equipment manufacturers often do not have the internal expertise or the time to address every aspect of a system’s RF performance. To lower their production costs and shorten product development cycles, equipment manufacturers are seeking innovative RF components from third-party suppliers who offer a broad range of high-performance products.

Many RF component suppliers have made significant investments in their own wafer fabs. These wafer fabs are typically based on a single process technology. A process technology is a method of manufacturing semiconductor devices and circuits using a given wafer material. As a result, RF component suppliers with wafer fabs generally focus most of their attention on developing products using their own process technology even if another process may be more appropriate for a given application. To adopt one of these other process technologies, these component suppliers would have to migrate their current facility to the other technologies, make significant capital investments in new wafer fabs or would have to develop relationships with merchant wafer fabs. Because all of these steps are expensive and time consuming, most RF component suppliers resist changing process technologies. As a result, many of these component suppliers do not offer the broadest range of products or may offer sub-optimal products for certain applications.

Manufacturers of communications infrastructure equipment, such as base stations used by wireless service providers, require components that are optimized for a feature known as linearity. Linearity is a measure of signal quality. Many RF component suppliers have optimized their products for power efficiency at the expense of linear performance, making these products well suited for battery-powered, portable applications, but not optimal for infrastructure applications. Sirenza believes these suppliers would require new design techniques, process technologies and testing capabilities to modify their products to address the market for infrastructure equipment.

Sirenza believes that there is a substantial market opportunity for a third-party supplier of high performance RF components who can meet the needs for flexibility, performance and value required by communications equipment manufacturers.

Sirenza’s Solution

Sirenza designs, develops and markets a broad range of RF components using leading process technologies for use in wireless and broadband wireline communications infrastructure equipment. Sirenza’s products are designed to provide the following competitive benefits to communications equipment manufacturers:

Optimal solutions.    The combination of Sirenza’s design expertise and access to several leading process technologies enables Sirenza to deliver products which match the needs of its customers and provide the appropriate characteristics for the intended application. Sirenza’s fabless operating model provides it with the flexibility to use multiple process technologies. Because each process technology has a different impact on characteristics such as linearity, frequency, operating voltage, output power, noise suppression and heat dissipation, the selection of a process technology is critical to the function of a component. Sirenza’s components are designed to optimize functionality by selecting the process technology that provides the appropriate characteristics for the intended application. This approach also enables Sirenza to quickly adapt to changes in product specifications or market requirements.

High performance for infrastructure applications.    Sirenza designs its products specifically for communications infrastructure equipment. Sirenza has made engineering trade-offs in favor of design characteristics that are most important to infrastructure equipment manufacturers. Sirenza’s products are particularly well suited for communications equipment that requires high capacity, clear signals, longer product life and an extended transmit and receive range.

Product and technology breadth.    Sirenza’s product portfolio includes a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules designed to meet the varied needs of its customers. Sirenza also offers a wide range of products based on different process technologies. The availability and breadth of its product portfolio facilitate efficient customer sourcing and improve time to market for communications equipment manufacturers.

Price performance.    Sirenza believes that its combination of product quality and high performance at competitive prices makes its products a compelling value proposition for its customers.

Sirenza faces competitive factors in each of its markets and refers you to the section below entitled “Competition” for a discussion of those factors.

Sirenza’s Strategy

Sirenza’s objective is to become the leading designer and supplier of RF components for wireless and broadband wireline communications infrastructure equipment. Sirenza intends to achieve this objective by providing a comprehensive portfolio of high performance and high value RF components optimized for their target applications. Sirenza’s strategy consists of the following elements:

Offer a wide range of products for the mobile and fixed wireless, wireline and terminals markets.    From 2000 to 2001, Sirenza operated under two business segments: the Standard Products segment and the Wireless

Infrastructure Products segment. At the beginning of 2002, in response to the changes in the marketplace, Sirenza reorganized to focus on end markets. As a result of this reorganization, Sirenza operated in three business segments through the date of the acquisition of Xemod. As a result of the Xemod acquisition, Sirenza now operates in four business segments. First is the Wireless Applications business area. This business area is responsible for all wireless infrastructure activity, excluding both standard and specialized high power amplifier products. Second is the Wireline Applications business area. This business area is responsible for the development and marketing of wireline components to both cable television and fiber optics markets. Third is the Terminals business area. This business area focuses on customers who use the Company’s products for applications outside of Sirenza’s core markets of wireless and wireline infrastructure, such as cable television set-top boxes and wireless video transmitters. Last is the Integrated Power Products business area. This business area focuses on high power amplifier module products featuring Xemod’s proprietary LDMOS semiconductor technology for the wireless communication and networking infrastructure markets.

Leverage Sirenza’s fabless operating model.    Sirenza’s fabless model gives Sirenza the flexibility to design products that are tailored for the intended application. By avoiding the administrative and capital-intensive burden of operating a captive wafer manufacturing facility, Sirenza intends to continue to maintain the flexibility to adopt and leverage emerging process technologies. Sirenza believes this approach is unique in the RF components industry and plan to leverage the advantages it provides to offer optimized solutions for Sirenza’s target markets.

Continue to invest in Sirenza’s technology and product quality.    Sirenza will continue to invest in research and development in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement. Sirenza will also maintain and extend a rigorous quality assurance program to ensure the highest product quality. Sirenza’s quality program includes periodic qualification testing of products, including extended lifetime testing under accelerated temperature and other operating conditions, designed to simulate more extreme operating conditions than would be encountered in most practical applications.

Strengthen strategic technology and supplier relationships.    Sirenza has formed supplier relationships with Atmel, TriQuint Semiconductor, TRW, Global Communication Semiconductors (GCS) and RF Micro Devices and is engaged in joint development efforts with GCS. In addition, in March 2002, Sirenza made a strategic investment of $7.5 million in Series D-1 Preferred Stock of GCS. Although there is no formal supply agreement associated with this investment, it is intended to strengthen Sirenza’s existing supply relationship with GCS. In addition, Sirenza’s President joined GCS’ seven-member board of directors. Sirenza plans to further strengthen these relationships by continuing to engage in co-development projects on new products and adaptations of existing products. Sirenza also has established and will seek to establish strategic technology and supplier relationships with additional third-party wafer fabs as new process technologies emerge and to secure additional fabrication capacity.

Recruit the best talent available.    The market for experienced RF designers and application engineers remains highly competitive. Sirenza’s strategy is to attract the best talent by offering the opportunity to work with leading design and process technologies and the flexibility to work at any of its design centers. Sirenza has design centers in Torrance and Sunnyvale, California, Tempe, Arizona, Ottawa, Canada, and Richardson, Texas. By locating its design centers in areas that have significant numbers of RF-related businesses, Sirenza believes it is better able to recruit experienced engineers locally. Sirenza plans to continue to recruit experienced RF engineers at its existing design centers and will consider opening additional design centers as warranted. If the Vari-L asset sale is consummated, Sirenza intends to relocate its manufacturing and general and administrative functions from Sunnyvale, California to Denver, Colorado.

Maintain Sirenza’s distribution channels and continue to expand Sirenza’s direct marketing and sales force.    Sirenza has long-standing relationships with its two worldwide distributors, Avnet Electronics Marketing and Richardson Electronics Laboratories, and plans to continue marketing its products through them. In 2001 and

2002, Sirenza invested significant time and effort in upgrading its direct sales and marketing efforts and improving the strength of its external sales representative network. In 2002, Sirenza has leveraged this investment to further penetrate targeted groups of communications equipment manufacturers. Sirenza believes this approach will enable it to work more closely with these customers to gain a better understanding of, and more effectively meet, their needs. In 2003, Sirenza hopes to leverage these investments into significantly better penetration of major customer accounts.

Products

Sirenza sells RF components used in the infrastructure of mobile wireless, broadband wireline and fixed wireless communications networks. RF components include low noise and power amplifier modules and ICs, drivers, pre-drivers, mixers, modulators, demodulators, upconverters and downconverters. They convert, process and amplify the high frequency signals that carry the information to be transmitted or received.

The following is a simplified illustration of the RF subsystems in the transmitter and receiver sections of a typical communication system:

Sirenza’s current product offerings address key functions in the transmit and receive section of a typical communication system and include:

Amplifier Products.    These are components in the receiver section of an RF system that receive signals from an antenna at extremely low levels and amplify these signals. Due to the low noise characteristics of Sirenza’s amplifiers, they can be used to amplify very weak signals. A pre-driver amplifier is a component in the transmitter section that provides the first stage of amplification in a power amplifier chain. These amplifiers take very weak transmitted signals and amplify them. A driver takes the amplified signals from a pre-driver and further amplifies these signals before transmitting them to the last stage of amplification. Sirenza’s pre-drivers and drivers determine the overall ability of an RF subsystem to work with signals of different strengths with minimum distortion.

Power Amplifier Products.    A power amplifier is a key component in the transmitter section that provides the required stages of RF amplification in a power amplifier chain. Sirenza’s power amplifier modules and IC products determine the overall ability of an RF subsystem to transmit signals with minimum signal distortion.

Discrete Device Products.    These are transistors which contain minimal circuitry and are used as building blocks in a variety of component applications such as oscillators, mixers and active circuits. Important attributes of Sirenza’s discrete devices are wide frequency range, low noise and low power consumption. Such devices are used throughout an RF subsystem.

RF Signal Processing Products.    These components, such as modulators and demodulators, are used in the transmitter or receiver section to combine digital information with an RF signal by varying its phase and amplitude so that the resulting signal can be better transmitted or received. Also mixers, upconverters and downconverters are frequently combined with amplifiers to accept low or high frequency signals, and mix them with a local oscillator signal to produce a lower or higher frequency signal for processing or transmission.

Fiber Optic Products.    These components perform the optical-to-electrical (O/E) or the electrical-to-optical (E/O) conversion function in a datacomm or telecomm transmit or receive application. These components include transimpedance amplifiers, limiting amplifiers and driver amplifiers for laser-based optical transceivers.

Process Technologies

Sirenza has expertise in designing and manufacturing RF components in multiple process technologies. Currently, Sirenza primarily uses four process technologies for its product designs in order to meet the price and performance requirements of its customers. These process technologies are:

Gallium arsenide heterojunction bipolar transistor (GaAs HBT).    Sirenza uses GaAs HBT technology for applications that require high linearity and low power consumption.

Silicon germanium heterojunction bipolar transistor (SiGe HBT).    Sirenza uses SiGe HBT for processing more integrated and complex components which require increased semiconductor area.

Indium gallium phosphide heterojunction bipolar transistor (InGaP HBT).    Sirenza uses InGaP for products that require higher frequency, improved linearity, enhanced noise performance or greater reliability.

Lateral double diffused metal oxide semiconductors (LDMOS).    Sirenza uses LDMOS silicon technology for applications that require high power, high linearity and high reliability levels.

Customers

Sirenza sells its products worldwide through U.S.-based distributors and through Sirenza’s direct sales force. Sirenza’s products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by Sirenza’s distributors or by Sirenza. Sales to customers located in the United States represented approximately 57%, 75% and 93% of net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Sales to customers located outside of the United States represented 43%, 25%, and 7% of net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Sales to customers located in Sweden represented 15% of net revenues for the years ended December 31, 2002. Sales to customers located in the United Kingdom represented 10% of net revenues for the years ended December 31, 2001.

Two distributors, Richardson Electronics Laboratories and Avnet Electronics Marketing, accounted for a substantial portion of Sirenza’s net revenues in 2002. Sales to Richardson Electronics Laboratories represented 37% of net revenues in 2002. Sales to Avnet Electronics Marketing represented 16% of net revenues in 2002. In addition, sales to one direct customer, Ericsson, represented 13% of net revenues in 2002. Four of Sirenza’s customers, Richardson Electronics Laboratories, Minicircuits Laboratories, Avnet Electronics Marketing and Pace Micro Technology, PLC, accounted for 39%, 19%, 16% and 10% of net revenues, respectively, for the year ended December 31, 2001. Three of Sirenza’s customers, Richardson Electronics Laboratories, Minicircuits Laboratories and Avnet Electronics Marketing, accounted for 39%, 31% and 20% of net revenues, respectively, for the year ended December 31, 2000.

For a description of Sirenza’s revenues by business segment and its revenues and long-lived assets by geographic region during the last three fiscal years and other information regarding Sirenza’s business segments, see Note 14 to Sirenza’s Consolidated Financial Statements included elsewhere in this proxy statement/prospectus, which is incorporated herein by this reference.

Sales, Marketing and Customer Support

Sirenza sells its products worldwide through Sirenza’s direct sales force and through U.S.-based distributors. In the past, Sirenza also sold its products through a private label reseller who sold Sirenza’s products under its brand name, although there were no sales to this reseller in 2002. Sirenza’s products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by Sirenza or Sirenza’s distributors. Each of these channels is supported by Sirenza’s customer service and marketing communication functions. Sirenza’s marketing efforts are designed to create awareness for its products within its target markets and to support its direct and indirect sales efforts. Sirenza uses an integrated mix of marketing activities including trade journal advertisements, and public relations and promotional events such as tradeshows, seminars and technical conferences.

Sirenza believes that sales through its distribution and direct sales channels will continue to account for a significant amount of its revenues in the future. In 2001, Sirenza invested significant time and effort into developing its direct sales and marketing capabilities and in strengthening its external sales representative network. In 2002, Sirenza has leveraged this investment to further penetrate targeted groups of communications equipment manufacturers. Sirenza believes this approach will enable it to work more closely with these customers to gain a better understanding of, and more effectively meet, their needs.

Sirenza’s products are highly technical and Sirenza’s customers frequently consult with Sirenza to select a component for a given application, determine product performance under specified conditions unique to their system, or test a product for new applications. To meet the needs of its customers, Sirenza provides support in all stages of the sales process, from concept definition and product selection to post-sale support. These services are provided by Sirenza’s applications engineering organization, which works closely with Sirenza’s sales organization in all pre- and post-sale activities. Sirenza intends to continue to invest in expanding Sirenza’s applications engineering organization to assist Sirenza’s customers.

As of December 31, 2002, Sirenza had 24 employees in its sales and marketing organization, including four application engineers.

Operations

Sirenza’s products are designed at its five design centers located in North America. Sirenza applies its expertise in packaging during the design phase to ensure that its RF components meet high performance standards. The relationship between a circuit and its package is critical to the reliability and electrical performance of RF components.

Sirenza outsources the fabrication of its semiconductor wafers to several independent wafer fabs generally through supply agreements that provide Sirenza with multi-year supply commitments. To date, Sirenza has relied on three principal third-party wafer fabs as follows:

•	TRW for GaAs HBT;

•	Atmel for SiGe HBT; and

•	Nortel Networks for InGaP HBT.

In addition, Sirenza utilizes TriQuint Semiconductors for certain discrete devices. RF Micro Devices, GCS, and others also manufacture limited quantities of semiconductor wafers for Sirenza. Sirenza expects each of GCS and RF Micro Devices to become a more significant supplier of wafers for Sirenza in the future, assuming that demand increases for Sirenza’s products using their specific manufacturing process.

With the exception of Nortel Networks, Sirenza’s supply agreements with Sirenza’s principal third-party wafer fabs feature access at fixed prices which are typically re-negotiated annually. These contracts typically feature commitments to provide Sirenza with sufficient wafers at mutually agreeable prices to continue Sirenza’s business in the case that any of Sirenza’s foundries decide to discontinue their fabrication processes. Sirenza has similar arrangements in place with its two newest foundries GCS and RF Micro Devices.

Nortel Networks has notified Sirenza that they are changing their fabrication process. As a result, Nortel Networks will no longer be able to support Sirenza’s products. Sirenza is transferring the fabrication of the products made at Nortel Networks to GCS who has a comparable fabrication process to support Sirenza. These products will require minor design changes as Sirenza transitions to the GCS fabrication process.

Sirenza has unconditional purchase obligations under some of its supply agreements. Because the products Sirenza is purchasing are unique to Sirenza, Sirenza’s agreements with these suppliers prohibit cancellation of its orders subsequent to the production release of the products in Sirenza’s suppliers’ manufacturing facilities, regardless of whether Sirenza’s customers cancel orders. At December 31, 2002, Sirenza had approximately $834,000 of unconditional purchase obligations.

Following production of wafers by Sirenza’s third-party wafer fabs, Sirenza performs wafer inspection at Sirenza’s offices in Sunnyvale, California. As a result, Sirenza is able to ensure that the wafers meet high standards of reliability required for their use in communications equipment. Semiconductor packaging is then outsourced to five offshore subcontractors and packaged components are returned to Sirenza’s offices in Sunnyvale, California for final testing, quality assurance, and tape and reel assembly for final shipment. Sirenza intends to begin outsourcing a portion of its production testing operations once unit volumes increase to a level that makes outsourcing economically attractive to subcontractors.

Research and Development

Sirenza focuses its research activities in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement. In the area of semiconductor materials, Sirenza is focusing its research efforts on emerging semiconductor materials that offer high linearity and low power consumption critical for digital communications networks. In the area of device modeling, Sirenza is expanding its library of device models which predict the performance of a transistor within a circuit design.

Sirenza’s circuit design efforts are focused on developing products that provide repeatable performance and reliability and that are easy to use in communications equipment design. Sirenza’s products generally incorporate integrated matching structures, eliminating the need for additional external components and providing stable performance over a range of temperatures and varying supply voltages. Sirenza also works closely with its third-party wafer fabs to design test circuits for new process technologies.

In the area of packaging technology, Sirenza is developing specialized packages that offer both high frequency performance and efficient heat dissipation. Sirenza also works closely with its packaging subcontractors to research new package designs and materials.

Sirenza’s proprietary test and measurement techniques coupled with its packaging expertise complete its back-end, or production, competency. Sirenza has a number of high-speed automatic component testers that are capable of recording high frequency data at extremely high throughput rates using Sirenza’s proprietary software. Sirenza intends to continue to increase throughput rates by developing new test software that accelerates data recording while adding the ability to measure additional test parameters.

Sirenza’s principal development work is concentrated on expanding the number of products it can offer to the wireless infrastructure OEM’s and introducing products to the wireline infrastructure OEMs. A key factor in this development work is to design products with improved functionality by selecting the process technology that provides the optimal performance and price for its customers. Sirenza’s ability to align its design expertise with leading process technologies enables Sirenza to focus and adapt its research and development efforts to keep pace with changing market requirements.

In 2000 and 2001, Sirenza invested a portion of its research and development dollars into developing three products for the fiber optic infrastructure market and several highly integrated multi-component modules for the wireless infrastructure market. Although Sirenza started marketing several of these products in 2001, the depressed condition of the telecommunication industry in 2001 resulted in low demand for these kinds of products. In 2002, Sirenza continued its research and development efforts and marketing efforts in fiber optics products at a low level, positioning the products for when the market for fiber optic components improves.

At December 31, 2002, Sirenza had 37 employees in its research and development organization. Sirenza incurred research and development expenses of approximately $7.0 million in 2002, $8.8 million in 2001 and $8.0 million in 2000.

Competition

The RF semiconductor industry is intensely competitive in each of the markets Sirenza serves. Competition in each market is driven by the:

•	ability to design products that meet customers’ price and performance requirements in a sufficient quantity and in a timely manner,

•	quality of customer service and technical support, and

•	availability and breadth of product offerings.

In each of the markets that Sirenza serves, it competes primarily with other suppliers of high performance RF components such as Agilent, Anadigics, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, Skyworks, TriQuint Semiconductor and WJ Communications. Sirenza does not believe that any one of these competitors has a dominant position in any of the markets that Sirenza serves.

In the market for wireless base stations, in addition to the component suppliers named above, Sirenza also competes with current and potential communications equipment manufacturers who manufacture RF components internally, such as Ericsson, Lucent, Motorola and Nortel Networks.

Sirenza emphasizes the following points in competing with other RF suppliers:

Performance for price paid.    Sirenza focuses on delivering RF components with better technical performance and in particular better linearity than its competitors for the price paid.

Customer support.    RF parts are complicated devices and application support for designing the parts into customer end products is very important. Sirenza has focused on providing technical support to its customers’ design engineers.

Broad array of products.    Sirenza strives to offer its customers a broad array of products using multiple manufacturing processes to meet their technical needs. This allows customers to reduce the number of their suppliers and thereby reduce costs.

In those situations where Sirenza has lost business to a competitor in the past, Sirenza believes that the primary reasons was a specific customer requirement or desire for a particular technical feature of a competitor’s product. Other reasons for losing business to a competitor that Sirenza has encountered include a customer’s desire to maintain a current relationship with a competitor, lower pricing of a competitor’s product, and a customer’s desire to deal with a competitor who may have greater financial, manufacturing and marketing resources than Sirenza.

Sirenza expects increased competition from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. Sirenza’s failure to successfully compete in its markets would have a material adverse effect on its business, financial condition and results of operations.

Intellectual Property

Although Sirenza has 18 U.S. patents and 4 foreign patents issued, as well as current patent applications pending, Sirenza primarily relies upon a combination of copyright, trade secret and trademark laws to protect its proprietary technology. Sirenza intends to seek patent protection for its future products and technologies where appropriate and to protect its proprietary technology under U.S. and foreign laws affording protection for integrated circuit designs, trademarks and trade secrets. Although Sirenza anticipates that patent protection will become more important for future products and technologies under development, it does not believe that any of its issued or pending patents are material to its current products and technologies. Third-party wafer fabs own the patents for the current process technologies used in the manufacture of Sirenza’s wafers.

With respect to trademarks, Sirenza considers its trademark in its name “Sirenza Microdevices” material to its business. Sirenza has sought registration with the United States Patent and Trademark Office (USPTO) and in the European Union for this trademark and the trademark has been published, although not yet registered, by both the USPTO and the European Union. When registered in the U.S., a trademark is effective for a ten year period, with indefinite renewal periods of ten years, subject to continued use of the mark. Until such trademark becomes registered, Sirenza relies on common law protection for this trademark.

To protect its trade secrets, technical know-how and other proprietary information, Sirenza’s employees are required to enter into agreements providing for the maintenance of confidentiality and assignment of rights to inventions made by them while employed by Sirenza. Sirenza also enters into non-disclosure agreements to protect its confidential information delivered to third parties and control access to and distribution of Sirenza’s proprietary information. Despite Sirenza’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Sirenza’s products or technology or to develop products with the same functionality as Sirenza’s products. Monitoring unauthorized use of Sirenza’s proprietary information is difficult and Sirenza cannot be certain that the steps it has taken will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States.

Although Sirenza relies on copyright, trade secrets, patents and trademark law to protect its technology, Sirenza believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. Sirenza can give no guarantee that others will not develop products or technologies that are similar or superior to Sirenza’s products and technologies.

Backlog

At December 31, 2002, Sirenza’s backlog was approximately $1.7 million, compared to $1.5 million at December 31, 2001. Sirenza includes in its backlog all accepted product purchase orders for which delivery has been specified within one year, including orders from distributors. Of the $1.7 million in total backlog as of December 31, 2002, $1.1 million was attributable to purchase orders by Sirenza’s distributors. Sirenza does not recognize revenue from sales through Sirenza’s distributors until the distributor has sold Sirenza’s product to their customer. Product orders in Sirenza’s backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Sirenza’s backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

Employees

As of December 31, 2002, Sirenza had 121 full time employees, including 24 in sales and marketing, 37 in research and development, 41 in operations and 19 in general and administrative functions. None of Sirenza’s employees are subject to a collective bargaining agreement, and Sirenza believes that its relations with Sirenza’s employees are good.

Properties

Sirenza’s headquarters are located in Sunnyvale, California where Sirenza leases an aggregate of approximately 32,000 square feet in two buildings. One lease for approximately 22,000 square feet expired in January 2003 and is currently being rented on a month-to-month basis. The second lease for approximately 10,000 square feet expires in 2005 but is currently not being occupied by Sirenza as a result of its restructuring of operations in the fourth quarter of 2001. For additional information regarding Sirenza’s restructuring of operations, see Note 8 of the Notes to the Consolidated Financial Statements, and for additional information regarding Sirenza’s operating lease commitments, see Note 6 of the Notes to Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

Sirenza also leases approximately 21,000 square feet of office space in Richardson, Texas, of which it only utilizes approximately 50%, and leases approximately 4,200 square feet in Torrance, California, and approximately 3,800 square feet of office space in Ottawa, Canada. Sirenza also leases small offices in Oak Brook, Illinois, China and the United Kingdom. As a result of the acquisition of Xemod, Sirenza assumed Xemod’s lease obligations for approximately 5,000 square feet of office space in Santa Clara, California and approximately 22,000 square feet in Tempe, Arizona. The office space in Santa Clara, California is not being utilized by Sirenza and has been subleased to a third party, but Sirenza remains liable to the landlord for the difference in the monthly rental amount through 2005 and continues to be bound by the existing lease in its entirety. Sirenza currently utilizes approximately 14,000 square feet of the leased space in Tempe, Arizona, although Sirenza continues to be bound by the existing lease in its entirety.

Sirenza’s existing leased facilities exceed Sirenza’s current needs and Sirenza believes that it will be able to obtain additional commercial space as needed. Sirenza does not own any real estate.

Legal Proceedings

In November 2001, Sirenza, various Sirenza officers and certain underwriters of Sirenza’s initial public offering of securities were named in a purported class action lawsuit filed in the United States District Court for the Southern District of New York. The suit, Van Ryen v. Sirenza Microdevices, Inc., et al., Case No. 01-CV-10596, alleges that various underwriters engaged in improper and undisclosed activities related to the allocation of shares in Sirenza’s initial public offering, including obtaining commitments from investors to purchase shares in the aftermarket at pre-arranged prices. Similar lawsuits concerning more than 300 other companies’ initial public offerings were filed during 2001, and this lawsuit has been coordinated with those actions (the “coordinated litigation”). Plaintiffs filed an amended complaint on or about April 19, 2002, bringing claims for violation of several provisions of the federal securities laws and seeking an unspecified amount of damages. On or about July 1, 2002, an omnibus motion to dismiss was filed in the coordinated litigation on behalf of the issuer defendants, of which Sirenza and its named officers are a part, on common pleadings issues. On October 8, 2002, pursuant to stipulation by the parties, the courts dismissed the officer defendants from the action without prejudice. On February 19, 2003, the court granted in part and denied in part the omnibus motion to dismiss. The court’s order dismissed all claims against Sirenza except for a claim brought under Section 11 of the Securities Act of 1933. Sirenza believes that the allegations against it are without merit and intends to defend the litigation vigorously. However, there can be no assurance as to the ultimate outcome of this lawsuit and an adverse outcome to this litigation could have a material adverse effect on Sirenza’s consolidated balance sheet, statement of operations or cash flows. Even if Sirenza is entirely successful in defending this lawsuit, Sirenza may incur significant legal expenses and Sirenza’s management may expend significant time in the defense.

SIRENZA MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report are forward-looking statements that involve risks and uncertainties. These statements relate to future events or Sirenza’s future financial performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” or “continue,” the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those described under “Risk Factors.”

Critical Accounting Policies and Estimates

The discussion and analysis below of Sirenza’s financial condition and results of operations are based upon Sirenza’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Sirenza to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities. Sirenza bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Sirenza evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies require the most significant judgments and estimates to be made in the preparation of Sirenza’s consolidated financial statements.

Investments:    In the first quarter of 2002, Sirenza converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in Global Communication Semiconductors, Inc. (GCS), a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS Series D-1 preferred stock valued at $0.60 per share. Sirenza’s total investment of $7.5 million represented approximately 14% of the outstanding voting shares of GCS at the time of the investment. The investment in GCS was within Sirenza’s strategic focus and intended to strengthen Sirenza’s supply chain for InGaP and InP process technologies. In connection with the investment, Sirenza’s President and CEO joined GCS’s seven-member board of directors.

Sirenza accounted for its investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as Sirenza’s investment was less than 20% of the voting stock of GCS and Sirenza cannot exercise significant influence over GCS. The investment in GCS is classified as a non-current asset on Sirenza’s consolidated balance sheet.

On a quarterly basis, Sirenza evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of Sirenza’s investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain milestones or a series of operating losses in excess of GCS’ then current business plan, the inability of GCS to continue as a going concern and a reduced valuation as determined by a new financing event. There is no public market for GCS, and the factors mentioned above may require management to make significant judgments about the fair value of such securities. If Sirenza determines that an other than temporary decline in value has occurred, it will write-down its investment in GCS to fair value. Such a write-down could have a material adverse impact on Sirenza’s consolidated results of operations in the period in which it occurs. For example, as of December 31, 2002, Sirenza wrote down the value of its investment in GCS by $2.9 million after determining that GCS had experienced an other than temporary decline in value for reasons described later in this discussion in our comparison of results of operations for 2002 and 2001.

Sirenza’s ultimate ability to realize its investment in GCS in the future may be dependent on the market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as the public markets receptivity to liquidity events such as initial public offerings or mergers and acquisition activities.

Loans Receivable:    In the fourth quarter of 2002, Sirenza announced it was in discussions to acquire Vari-L Company, Inc., a designer and manufacturer of RF and microwave components and devices for use in wireless communications. In connection with the acquisition discussions, Sirenza agreed to provide Vari-L with a secured loan facility of up to $5.3 million. The loan facility is secured by substantially all of Vari-L’s assets, including all intangible assets such as patents, trademarks and mask works. In the event Sirenza completes a purchase business combination with Vari-L, all outstanding loans under this facility will be included in the calculation of the purchase price. At each balance sheet date in which loans from Vari-L remain outstanding, Sirenza evaluates the loans for potential impairment. Sirenza’s evaluation includes examining the financial condition of Vari-L, including the availability of Vari-L assets in which Sirenza has a security interest. If Sirenza determines that its loans to Vari-L are impaired, Sirenza will write-down the loan receivable balance to fair value. Such a write-down could have a material adverse impact on Sirenza’s consolidated results of operations in the period in which it occurs. As of December 31, 2002, Sirenza had funded Vari-L approximately $3.4 million, which is recorded on Sirenza’s balance sheet as “Loans to Vari-L”. Sirenza has concluded that none of this amount is impaired as of December 31, 2002.

Business Combinations:    Sirenza is required to allocate the purchase price of an acquired company to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development, or IPR&D, based on their estimated fair values. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected net cash flows from acquired patented core technology; expected costs to develop the IPR&D into commercially viable products and estimating net cash flows from the projects when completed; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

Excess and Obsolete Inventories:    Sirenza records provisions for excess inventories based on levels of inventory exceeding the forecasted demand of such products within specific time horizons, generally six months or less. Sirenza forecasts demand for specific products based on the number of products it expects to sell, with such assumptions dependent on its assessment of market conditions and current and expected orders from its customers, considering that orders are subject to cancellation with limited advance notice prior to shipment. If forecasted demand decreases based on Sirenza’s estimates or if inventory levels increase disproportionately to forecasted demand, additional inventory write-downs may be required, as was the case in 2001 when Sirenza recorded additional provisions for excess inventories of $7.8 million. Likewise, if Sirenza ultimately sells inventories that were previously written-down, Sirenza would reduce the previously recorded excess inventory provisions which would have a positive impact on Sirenza’s cost of revenues, gross margin and operating results, as was the case in 2002 when Sirenza sold a total of $2.6 million of previously written-down inventory products.

Valuation of Deferred Tax Assets:    Sirenza records a valuation allowance to reduce its deferred tax assets to the amount that management believes is more likely than not to be realized. Each quarter management evaluates the required criteria necessary to support deferred tax assets, including recoverable income taxes and sources of future taxable income, and adjusts the valuation allowance accordingly. Increases or decreases in the valuation allowance serve to increase or decrease Sirenza’s income tax expense in the period such adjustments are recorded. Due to current and continuing uncertain economic conditions in Sirenza’s industry, management believes that as of December 31, 2002, it is more likely than not that Sirenza’s deferred tax assets will not be realized, and no net deferred tax assets are recorded on Sirenza’s balance sheet as of that date. Management will continue to evaluate the need for a valuation allowance in subsequent quarters. If it is subsequently determined that some or all or Sirenza’s deferred tax assets will more likely than not be realized, Sirenza will reduce Sirenza’s valuation allowance in the quarter such determination is made.

For more information related to the valuation of Sirenza’s deferred tax assets, see the provision for income taxes discussion in our comparison of results of operations for 2002 and 2001.

Valuation of Long-lived Assets and Intangible Assets:    Sirenza records impairment charges for long-lived assets and intangible assets with finite useful lives when impairment indicators exist and the related undiscounted future cash flows and fair values are less than the carrying value of such assets, as was the case in 2001 when Sirenza recorded $315,000 of impairment charges on long-lived assets. Future adverse changes in market conditions or changes in the estimated useful life of Sirenza’s long-lived assets or intangible assets with finite useful lives could result in new impairment indicators, thereby possibly resulting in impairment charges in the future.

Allowance for Doubtful Accounts:    Sirenza maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Sirenza’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. To date, Sirenza has not experienced material losses as a result of Sirenza’s customers’ inability to pay us.

Sales Returns:    Sirenza records estimated reductions to revenues for sales returns, primarily related to quality issues, at the time revenue is recognized. While Sirenza engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its foundry and packaging partners, Sirenza’s sales return obligations are affected by failure rates. Should actual product failure rates and the resulting return of failed products differ from Sirenza’s estimates, revisions to Sirenza’s sales return reserves may be required.

In addition to the above critical accounting policies Sirenza considers the following accounting policies to be very important in the preparation of Sirenza’s consolidated financial statements:

Restructuring Charges:    Sirenza recorded restructuring charges of $2.7 million in the fourth quarter of 2001, $393,000, as an increase to goodwill, in the third quarter of 2002, and $391,000 in the fourth quarter of 2002 with the assumption that Sirenza would not sublease any of its excess facilities through the end of the respective lease term. In the event that Sirenza subleases any of these excess facilities, an adjustment to Sirenza’s restructuring accrual would be charged to income or goodwill in the period such a sublease occurred. As of February 26, 2003, Sirenza subleased one of its excess facilities and reduced its restructuring liability accordingly. For more information related to Sirenza’s restructuring activities, see Note 8 of Notes to Consolidated Financial Statements.

Distributor Revenue Accounting:    Sirenza recognizes revenues on sales to its distributors at the time its products are sold by its distributors to their third party customers. At the end of each month, Sirenza defers both the sale and related cost of sale on any product that has not been sold to an end customer. Sirenza records the deferral of the sale on any unsold inventory products at its distributors as a liability and records the deferral of the related cost of sale as a contra liability, the net of which is presented on Sirenza’s balance sheet as “Deferred margin on distributor inventory”. Sirenza receives reports from its distributors indicating the sales value of inventory being held on behalf of Sirenza, which is reconciled to Sirenza’s estimate of the sales value of inventory being held on behalf of Sirenza, considering in-transit inventory to and from Sirenza’s distributors and pricing adjustments.

Overview

Sirenza is a leading designer of high performance RF components for communications equipment manufacturers. Sirenza’s products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. Historically, Sirenza’s products meeting standard specifications widely adopted by communications equipment manufacturers have constituted a majority of Sirenza’s revenues and Sirenza expects this trend to continue in the near term. Sirenza’s products are also utilized in broadband wireline and terminal applications.

On August 14, 2002, Sirenza’s board of directors approved the acquisition of Xemod, a California corporation and a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. Sirenza’s results of operations include the effect of Xemod from September 11, 2002, the date the acquisition closed. The purchase price was approximately $4.9 million in cash and accrued transaction costs, with additional cash consideration of up to approximately $3.4 million to be paid upon the execution, by April 9, 2003, by Sirenza of a qualified supply, development or licensing agreement with regard to the technology developed by Xemod. To be a qualified agreement, the agreement must provide for revenues to Sirenza or its subsidiary with a net present value (using a discount rate of 4%) of at least $3.5 million, provide for a payment of at least $2.5 million to Sirenza upon execution and otherwise be reasonably acceptable to Sirenza. The additional amount payable of between zero and the maximum noted above is determined by applying a formula to the net present value of the revenue to Sirenza provided for by the qualified agreement. As of February 26, 2003, a qualified agreement had not been executed. If the technology licensing objectives are achieved the liability related to the additional consideration will be recorded as additional goodwill or another element of the transaction. The future cash payout of additional consideration, if any, will be payable within 15 days following the date upon which technology licensing objectives are achieved. Sirenza funded the acquisition using cash on hand. The acquisition is intended to strengthen Sirenza’s product portfolio of RF components, in particular, high power amplifier products.

On December 2, 2002, Sirenza entered into an asset purchase agreement by and among Sirenza, Olin Acquisition Corp. and Vari-L. Pursuant to the asset purchase agreement, Acquisition Sub will acquire substantially all of the assets of Vari-L and assume specified liabilities of Vari-L for approximately $13.6 million in Sirenza common stock and cash plus the forgiveness of $1.4 million in secured bridge loans owed to Sirenza by Vari-L as of December 31, 2002. The aggregate Sirenza common stock and cash proceeds noted above are subject to adjustment based on the net asset adjustment, and will be adjusted downward for any additional funds, and related accrued interest, drawn by Vari-L on its existing secured bridge loan facility with Sirenza. The net proceeds remaining payable to Vari-L under the asset purchase agreement will be paid in a ratio of fifty-five percent (55%) Sirenza common stock and forty-five percent (45%) cash. For purposes of determining the number of shares of Sirenza common stock to be issued at the closing only, the deemed value of one share of common stock according to the terms of the asset purchase agreement will be $1.44. However, for accounting purposes of a business combination using the purchase method, the value of Sirenza common stock to be issued to Vari-L as consideration will be based on market prices a few days before the closing of the transaction, but not include any dates after the date the business combination is consummated. The purchase is anticipated to close in the second quarter of 2003. The consummation of the transactions contemplated by the asset purchase agreement is subject to the approval of the shareholders of Vari-L, the effectiveness of a registration statement of Sirenza on Form S-4, of which this proxy statement/prospectus forms a part, as declared by the Securities and Exchange Commission and other customary closing conditions.

From 2000 to 2001, Sirenza operated under two business segments: the Standard Products segment and the Wireless Infrastructure Products segment. At the beginning of 2002, in response to the changes in the market place, Sirenza reorganized to focus on end markets. As a result of this reorganization, Sirenza operated in three business segments through the date of the acquisition of Xemod. As a result of the acquisition, Sirenza now operates in four business segments. First is the Wireless Applications business area. This business area is responsible for all wireless infrastructure activity, excluding high power amplifier products, both standard and specialized. Second is the Wireline Applications business area. This business area is responsible for the development and marketing of wireline components to both cable television and fiber optics markets. Third is the Terminals business area. This business area focuses on customers who use Sirenza’s products for applications outside of Sirenza’s core markets of wireless and wireline infrastructure, such as cable television set-top boxes and wireless video transmitters. Last is the Integrated Power Products business area. This business area focuses on high power amplifier products for wireless communication and networking infrastructure markets. Sirenza’s results of operations include the Integrated Power Products business area (the historical operations of Xemod) from September 11, 2002, the date of Sirenza’s acquisition of Xemod.

Sirenza’s Wireless Applications business area accounted for 87% of net revenues in 2002. Sirenza’s Wireline Applications business area accounted for 2% of net revenues in 2002. Sirenza’s Terminals business area accounted for 9% of net revenues in 2002. Sirenza’s Integrated Power Products business area accounted for 1% of net revenues in 2002. Sirenza currently expects the relative percentage of net revenues attributable to the Wireless Applications business area to decrease slightly and the Integrated Power Products business area to increase slightly in the near future.

Sirenza sells its products worldwide through U.S.-based distributors and through its direct sales force. In the past, Sirenza also sold its products through a private label reseller who sold its products under its brand name, although there have not been any sales to this reseller in 2002. Sirenza’s products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by Sirenza’s distributors or Sirenza directly. Significant portions of Sirenza’s distributors’ end sales are made to their customers overseas. Sales to customers located in the United States represented approximately 57% of net revenues in 2002. Sales customers located outside of the United States represented 43% of net revenues in 2002. Sales to one customer located in Sweden, Ericsson, represented 13% of net revenues in 2002. For Sirenza’s direct sales, private label sales (if any) and sales to Sirenza’s sales representatives, Sirenza recognizes revenues when the product has been shipped, title has transferred, and no further obligations remain. Although Sirenza has never experienced a delay in customer acceptance of its products, should a customer delay acceptance in the future Sirenza’s policy is to delay revenue recognition until a customer accepts the products. Revenues and the related cost of revenues from Sirenza’s distributors are deferred until the distributors resell the products to their customers.

Two distributors, Richardson Electronics Laboratories and Avnet Electronics Marketing, accounted for a substantial portion of Sirenza’s net revenues in 2002. Sales to Richardson Electronics Laboratories represented 37% of net revenues in 2002. Sales to Avnet Electronics Marketing represented 16% of net revenues in 2002. Richardson Electronics Laboratories and Avnet Electronics Marketing distribute Sirenza’s products to a large number of end customers. Sirenza anticipates that sales through its distributors and to Ericsson will continue to account for a substantial portion of its net revenues in the near term.

Sales of Sirenza’s products using two of Sirenza’s process technologies accounted for a significant portion of Sirenza’s net revenues in 2002. Sales of Sirenza’s gallium arsenide heterojunction bipolar transistor (GaAs HBT) products accounted for 45% of Sirenza’s net revenues in 2002. Sales of Sirenza’s silicon germanium (SiGe) heterojunction bipolar transistor products accounted for 30% of Sirenza’s net revenues in 2002.

Cost of revenues consists primarily of the costs of wafers from Sirenza’s third-party wafer fabs, costs of packaging performed by third-party vendors, costs of testing, costs associated with procurement, production control, quality assurance and manufacturing engineering. Sirenza subcontracts its wafer manufacturing and packaging and performs only final testing and tape and reel assembly at Sirenza’s facilities. In late 2001, Sirenza made the decision to outsource a major portion of its production testing operations. Sirenza intends to begin the outsourcing of a portion of its production testing operations once unit volumes increase to a level that makes outsourcing economically attractive to subcontractors.

There are a number of factors influencing Sirenza’s gross margin. Historically, gross margins on Sirenza’s sales through Sirenza’s distributors, to private label resellers and Sirenza’s direct customers have differed materially from each other. As a result, the relative mix of these sales affects Sirenza’s gross margin. Also, the gross margin on sales of Sirenza’s newer products are typically higher than the gross margin on sales of some of Sirenza’s older products. As a result, the relative mix of new product sales compared to older product sales affects Sirenza’s gross margin. In addition, Sirenza offers a broad range of products in multiple technologies that have historically had different gross margins. As a result, the relative mix of product sales by process technology and within each technology affects Sirenza’s gross margins.

In addition, Sirenza’s cost of revenues and gross margins may be negatively influenced by provisions for excess inventories, as was the case in 2001 when Sirenza recorded provisions for excess inventories of $7.8 million, and positively influenced by the sale of previously written-down inventory products, as was the case in 2002 when Sirenza sold $2.6 million of previously reserved inventory products.

The following table illustrates the impact on cost of revenues of additions to written-down inventories and sales of previously written-down inventory products and also provides a schedule of the activity of Sirenza’s written-down inventories ($ in thousands):

Year Ended December 31,	Additions to Written- Down Inventories Charged to Cost of Revenues	Sales of Written- Down Inventories with no Associated Cost of Revenues	Dispositions of Written-Down Inventories Via Scrap and Other	Written-Down Inventories at End of Period
2002	$418	$(2,571)	$(516)	$5,835
2001	$7,604	$—	$(481)	$8,504
2000	$1,107	$—	$(404)	$1,381

The $5.8 million of written-down inventories at December 31, 2002 relates to a large number of Sirenza’s parts within all of its product families, at all stages of inventory completion. Sirenza will ultimately dispose of written-down inventories by either selling such products or scrapping them. Sirenza currently expects to continue to sell inventory products that are written-down in 2003, however, not at the level experienced in 2002, although no assurance can be given in this regard. Similarly, Sirenza anticipates that it will scrap additional written-down inventories in the near term. The sales of written-down inventories in 2002 had a positive impact on Sirenza’s gross margin. Had this inventory been valued at its original cost when sold, Sirenza’s gross margin for the year ended December 31, 2002 would have been 45% instead of 57%, as reported.

As discussed above in “Critical Accounting Policies and Estimates”, Sirenza records provisions for excess inventories based on levels of inventory exceeding the forecasted demand for such products within specific time horizons, generally six months or less. Sirenza forecasts demand for specific products based on the number of products it expects to sell, with such assumptions dependent on its assessment of market conditions and current and expected orders from its customers, considering that orders are subject to cancellation with limited advance notice prior to shipment. As a result, estimating the future impact of additional provisions for excess inventories on Sirenza’s results of operations involves many uncertainties. However, based on current levels of written-down inventories, the mix of inventory products and current market conditions, Sirenza does not expect to incur write-downs of inventories in 2003 at the same levels as in 2001, although no assurance can be given in this regard. Should excess inventories need to be written-down in the future, Sirenza’s gross margin would be negatively affected.

Also, Sirenza’s gross margin is traditionally lower in periods with less volume and higher in periods with high volume. Sirenza values inventories at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market. In periods in which volumes are low, Sirenza’s manufacturing overhead costs are allocated to fewer units, thereby decreasing Sirenza’s gross margin. Likewise, in periods in which volumes are high, Sirenza’s manufacturing overhead costs are allocated to more units, thereby increasing Sirenza’s gross margin.

Sirenza does not recognize revenue or the related costs of revenue from sales to its distributors until shipment to the distributor’s customer. Sirenza records the deferral of the sale on any unsold inventory products at its distributors as a liability and records the deferral of the related cost of sale as a contra liability, the net of which is presented on Sirenza’s balance sheet as “Deferred margin on distributor inventory.” As a result, the level of inventory at Sirenza’s distributors can affect Sirenza’s reported gross margin for any particular period.

In 2002, Circuit Electronic Industries Public Co., Ltd., or CEI, and MPI Corporation packaged a significant majority of Sirenza’s products. Relatives of Sirenza’s founding stockholders own MPI Corporation in Manila, Philippines. Although Sirenza utilized three additional packaging subcontractors in 2002, Sirenza anticipates that CEI and MPI will continue to account for a significant amount of its packaging in the near future.

Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, material costs for prototype and test units and other expenses related to the design, development and testing of Sirenza’s products and, to a lesser extent, fees paid to consultants and outside service providers. Sirenza expenses all of its research and development costs as they are incurred.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. Sirenza pays and expenses commissions to its independent sales representatives when revenues from the associated sale are recognized.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology, and human resources personnel, insurance and professional fees.

IPR&D consists of projects that had not yet reached technological feasibility as of the date of the acquisition and for which no alternative future use exists, related to Sirenza’s acquisition of Xemod. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The fair value assigned to IPR&D was determined using the income approach. The income approach estimates costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased IPR&D were based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Xemod.

The $2.2 million of IPR&D resulting from Sirenza’s acquisition of Xemod consisted of three projects as follows: (1) semiconductor intellectual property related to the XeMOS II LDMOS process, or XeMOS II; (2) semiconductor intellectual property related to the XeMOS III 3GHz LDMOS process, or XeMOS III; and (3) module intellectual property of the XeMOS II process that includes modules with XeMOS II chips, or XeMOS II Module IP. The development of these projects remains a significant risk due to the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats from numerous companies. The nature of the efforts to develop these technologies into commercially viable products consists principally of planning, designing, experimenting and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on the high power amplifier RF market, and could have a material adverse impact on Sirenza’s business and operating results.

The following table summarizes key assumptions and the underlying valuations for the three IPR&D projects described above related to Sirenza’s acquisition of Xemod:

	XeMOS II	XeMOS III	XeMOS II Module IP
Estimated fair value	$1,100,000	$800,000	$300,000
Estimated % of completion	74%	19%	35%
Estimated cost to complete	$221,000	$752,000	$1,961,000
Estimated completion date	12/31/2002	12/31/2003	12/31/2003
Risk adjusted discount rate	32%	36%	36%
Estimated revenue commencement (year)	2003	2004	2004

The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, revenue and expense projections assuming the products have entered the market at a certain time, and discount rates based on the risks associated with the development life cycle of the in-process technology acquired. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisition was completed and may result in impairment charges.

Results of Operations

The following table shows selected consolidated statement of operations data expressed as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2002	2001	2000
Net revenues:
Product revenues	100.0%	100.0%	99.4%
Contract manufacturing revenues	0.0%	0.0%	0.6%

Total net revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of product revenues	42.2%	88.0%	42.3%
Amortization of deferred stock compensation	0.7%	0.7%	0.4%

Total cost of revenues	42.9%	88.7%	42.7%

Gross profit	57.1%	11.3%	57.3%
Operating expenses:
Research and development (exclusive of amortization of deferred stock compensation)	33.6%	44.2%	23.0%
Sales and marketing (exclusive of amortization of deferred stock compensation)	24.4%	29.4%	17.1%
General and administrative (exclusive of amortization of deferred stock compensation)	23.7%	22.4%	13.7%
Amortization of deferred stock compensation	4.2%	6.3%	3.4%
In-process research and development	10.6%	0.0%	0.0%
Amortization of acquisition related intangible assets	0.2%	0.0%	0.0%
Restructuring and special charges	1.4%	13.5%	(0.8)%
Impairment of investment in GCS	14.0%	0.0%	0.0%

Total operating expenses	112.1%	115.8%	56.4%

Income (loss) from operations	(55.0)%	(104.4)%	0.9%
Interest and other income (expense), net	4.3%	17.4%	6.8%
Provision for income taxes	0.3%	11.8%	2.3%

Net income (loss)	(51.0)%	(98.8)%	5.4%

Comparison of 2002 and 2001

Net Revenues

Net revenues increased to $20.7 million in 2002 from $19.8 million in 2001. This increase was primarily the result of increased demand for Sirenza’s products by leading wireless equipment original equipment manufacturers, or OEMs, primarily in Europe and Asia. Sirenza increased its world-wide customer sales support capabilities in 2002 by establishing a sales office in Stockholm, Sweden, and a customer support office in Shenzhen, China to support Sirenza’s customer accounts. Also contributing to the increase in net revenues was a favorable mix of product sales in 2002, as sales of Sirenza’s higher priced power amplifier products were approximately $5.0 million in 2002 compared to $1.6 million in 2001. Sirenza also experienced a slight increase in net revenues in 2002 as a result of the acquisition of Xemod, which closed on September 11, 2002. Net revenues attributable to Xemod subsequent to the closing of the acquisition totaled $394,000. Partially offsetting the increases above were declines in net revenues from Sirenza’s private label reseller, Minicircuits Laboratories, who made no purchases in 2002, and one direct customer, Pace Micro Technology PLC, as a result of downturns in the their businesses. Sales through Sirenza’s distributors totaled $10.9 million, or 53% of net revenues in 2002 compared to $10.8 million, or 55% of net revenues in 2001. Sales to Sirenza’s direct customers totaled $9.8 million, or 47% of net revenues in 2002, none of which was to Sirenza’s private label reseller. Sales to Sirenza’s direct customers totaled $9.0 million, or 45% of net revenues in 2001, of which 19% was to Sirenza’s private label reseller and 26% was to its factory direct customers. Sales of Sirenza’s SiGe and InGaP products were approximately 41% of Sirenza’s net revenues in 2002 compared to 35% in 2001. Sales of Sirenza’s GaAs products were approximately 45% of Sirenza’s net revenues in 2002 compared to 52% in 2001.

Cost of Revenues

Cost of revenues decreased to $8.9 million in 2002 from $17.6 million in 2001 primarily as a result of lower provisions for excess inventories and related charges, which lowered costs by approximately $7.4 million, and other contributory factors such as lower manufacturing spending as a result of cost reduction actions implemented in the second half of 2001. In addition, in 2002, Sirenza sold inventory products that were previously written-down of approximately $2.6 million. As the cost basis for written-down inventories is less than the original cost basis when such products are sold, cost of revenues associated with the sale will be lower, which results in a higher gross margin on that sale. A significant majority of the previously written-down inventory parts that were sold in 2002 related to a small number of parts within two product lines. Sirenza originally recorded provisions for excess inventories for these parts as a result of a rapidly declining demand for these products due to customer program cancellations. Subsequently, Sirenza began receiving new orders for these parts which it did not anticipate at the time it wrote the inventories down. Sirenza expects to sell previously written-down inventory products in future periods, although no assurance can be given in this regard.

The decrease in cost of revenues was partially offset by an increase in cost of revenues attributable to the acquisition of Xemod, which added costs of approximately $613,000 subsequent to the date of acquisition, or September 11, 2002. Operations personnel increased to 41 at December 31, 2002 from 29 at December 31, 2001.

Gross Profit

Gross profit increased to $11.8 million in 2002 from $2.2 million in 2001. Gross margin increased to 57% in 2002 from 11% in 2001. The increase in gross margin is primarily attributable to lower provisions for excess inventories and other contributory factors such as the sale of previously written-down inventories and lower manufacturing spending as a result of cost reduction actions implemented in the second half of 2001. Sales of previously written-down inventory products totaled $2.6 million in 2002 which resulted in an increase to Sirenza’s gross margin of approximately 12%. Had this inventory been valued at its original cost when sold, Sirenza’s gross margin would have been 45% instead of 57%, as reported.

Operating Expenses

Research and Development.    Research and development expenses decreased to $7.0 million in 2002 from $8.8 million in 2001. This decrease is primarily the result of abandoned and impaired research and development equipment and software charges of $1.2 million incurred in the third quarter of 2001, and other contributory factors such as lower salaries and salary related expenses, which reduced cost by approximately $600,000, and lower expenses for engineering materials. Research and development personnel increased to 37 at December 31, 2002 from 33 at December 31, 2001.

Sales and Marketing.    Sales and marketing expenses decreased to $5.0 million in 2002 from $5.8 million in 2001. This decrease is primarily the result of lower advertising expenses, which reduced costs by approximately $657,000, and other contributory factors such as lower commissions to outside sales representatives, which reduced costs by approximately $194,000. Partially offsetting this decrease was an increase in salaries and salary-related expenses. Sirenza expects its sales and marketing expenses will increase in the near term, as commissions to outside sales representatives are expected to increase with an increase in sales, and a return to historical levels of advertising expenditures.

General and Administrative.    General and administrative expenses increased to $4.9 million in 2002 from $4.4 million in 2001. This increase is primarily attributable to higher professional fees, which added costs of approximately $294,000. Professional fees increased in 2002 compared to 2001 as a result of higher legal fees associated with Sirenza’s investment in GCS, patent filings, the option exchange program and Sirenza’s class action lawsuit. In addition, Sirenza experienced higher fees associated with directors’ and officers’ insurance premiums.

Amortization of Deferred Stock Compensation.    In connection with the grant of stock options to employees prior to Sirenza’s initial public offering, Sirenza recorded deferred stock compensation within stockholders’ equity of approximately $681,000 in 2000 and $4.5 million in 1999, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the years ended December 31, 2002, 2001 and 2000 Sirenza amortized $1.0 million, $1.4 million and $1.3 million, respectively, of this deferred stock compensation. Sirenza will amortize the remaining deferred stock compensation over the vesting period of the related options, generally four years. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited, as was the case in 2001 when Sirenza reduced the amount of deferred stock compensation expense to be recorded in future periods by $434,000.

In-Process Research and Development.    In the third quarter of 2002, Sirenza recorded IPR&D charges of $2.2 million in connection with the acquisition of Xemod. Projects that qualify as IPR&D are those that have not yet reached technological feasibility and for which no alternative future use exists. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

Amortization of Acquisition Related Intangible Assets.    In the third quarter of 2002, Sirenza acquired Xemod for approximately $4.9 million in cash and accrued transaction costs. Of the total purchase price, $770,000 has been allocated to amortizable intangible assets including patented core technologies of $700,000 and internal-use software of $70,000. Sirenza is amortizing the patented core technologies on a straight-line basis over a period of three to five years, which represents their estimated useful lives. Sirenza is amortizing the internal-use software on a straight-line basis over a period of three years, which represents its estimated useful life. In the fourth quarter of 2002, Sirenza recorded amortization of $48,000 related to its acquired intangible assets.

Restructuring and Special Charges.    In the fourth quarter of 2002, as a result of continued softness in the wireless telecommunications industry management of Sirenza approved and committed to a restructuring plan including the termination of certain employees and exiting excess facilities. Accordingly, Sirenza recorded a restructuring charge of $391,000. These costs are accounted for under EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).”

In third quarter of 2002, in connection with the acquisition of Xemod, management of Sirenza approved and initiated plans to restructure the operations of the acquired Xemod organization. Sirenza recorded $393,000 to eliminate certain duplicative facilities and for employee termination costs. These costs are accounted for under EITF 95-3, “Recognition of Liabilities in Connection with Purchase Business Combinations.” These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Xemod and, accordingly, have been included as an increase to goodwill. The restructuring charges recorded in the third quarter of 2002 are based on Sirenza’s restructuring plans that have been committed to by management.

In February of 2003, Sirenza began subleasing the facility that was exited as part of the restructuring related to the acquisition of Xemod. Sirenza expects to receive a total of $122,000 over the next 26 months from its sublessor. Accordingly, Sirenza reduced its accrued restructuring liability and goodwill by this amount as of December 31, 2002. Any further changes to the estimates of costs associated with executing the currently approved plans of restructuring for the Xemod organization prior to September 11, 2003 would be recorded as an increase or decrease to goodwill.

In the fourth quarter of 2001, Sirenza approved a restructuring plan as companies throughout the worldwide telecommunication industry announced slowdowns or delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by Sirenza’s customers and efforts to lower their component inventory levels. These actions by Sirenza’s customers resulted in a slowdown in shipments and a reduction in visibility regarding future sales and caused Sirenza to revise its cost structure given the then revised revenue levels. As a result, in the fourth quarter of 2001, Sirenza incurred a restructuring charge of $2.7 million related to a worldwide workforce reduction and consolidation of excess facilities.

At each balance sheet date, Sirenza evaluates its restructuring accrual for appropriateness. In the third quarter of 2002, Sirenza determined that $112,000 of its restructuring accrual was no longer appropriate as of September 30, 2002 and adjusted its restructuring liability accordingly. The $112,000 restructuring liability adjustment was recorded through the same statement of operations line item that was used when the liability was initially recorded, or restructuring.

Impairment of investment in GCS.    In the first quarter of 2002, Sirenza converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS Series D-1 preferred stock valued at $0.60 per share. Sirenza’s total investment of $7.5 million represented approximately 14% of the outstanding voting shares of GCS at the time of the investment. The investment in GCS was within Sirenza’s strategic focus and intended to strengthen Sirenza’s supply chain for Indium Gallium Phosphide (InGaP) and Indium Phosphide (InP) process technologies. In connection with the investment, Sirenza’s President and CEO joined GCS’ seven-member board of directors.

Sirenza accounted for its investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as Sirenza’s investment was less than 20% of the voting stock of GCS and Sirenza cannot exercise significant influence over GCS. The investment in GCS is classified as a non-current asset on Sirenza’s consolidated balance sheet.

On a quarterly basis, Sirenza evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of Sirenza’s investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS’ business plan at the time of our investment, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. There is no public market for securities of GCS, and the factors mentioned above may require management to make significant judgments about the fair value of the GCS securities. If Sirenza determines that an other than temporary decline in value has occurred, Sirenza will write-down its investment in GCS to fair value. Such a write-down could have a material adverse impact on Sirenza’s consolidated results of operations in the period in which it occurs.

In the first two quarters of 2002 following its investment in GCS, Sirenza assessed its valuation of GCS against the factors identified above and concluded that an other than temporary impairment of its investment in GCS had not occurred. These conclusions were reviewed in detail with Sirenza’s audit committee who concurred with management’s conclusions. These conclusions were supported at the end of the third calendar quarter of 2002 when Sirenza understood that GCS was involved in a potential business combination, the terms of which would have preserved Sirenza’s investment in GCS at its original value.

In the fourth quarter of 2002, Sirenza assessed its valuation of GCS against the factors identified above and concluded that there were indicators of an other than temporary impairment of its investment in GCS. Factors which caused Sirenza to make this determination included the cumulative effect of GCS’s failure to meet its operating forecast for three successive quarters, the continued lack of improvement in the general environment for GCS’s business, and Sirenza’s understanding that the potential business combination transaction identified in the third quarter of 2002 would not verifiably preserve the value of Sirenza’s investment in GCS.

Accordingly, at the end of the fourth quarter of 2002, Sirenza estimated the current fair value of its investment in GCS. Sirenza considered several methodologies to adjust the fair value of its investment, and focused on three alternatives: (i) reducing the GCS valuation by the same percentage drop in valuation incurred by a portfolio of comparable public companies during the same time period; (ii) reducing the GCS valuation to an estimate of the liquidation value of the company; and (iii) adjusting the GCS valuation so that its ratio of net book value to stock price was comparable to a portfolio of other comparable publicly traded companies. In methods one and three, Sirenza chose a portfolio of companies that shared either the same end market with GCS or had a similar business model as GCS. Also, in methods one and three, Sirenza applied an appropriate private company discount.

After careful consideration, management concluded that using a price to book ratio was the most appropriate valuation methodology. In coming to this conclusion, management considered that:

•	As a semiconductor foundry, a large portion of GCS’ value could be identified in its fixed asset investments;

•	The ratio of net book value to stock price moderated some of the non-company specific valuation factors built into public stock prices in the ten months Sirenza had held GCS’ stock;

•	GCS was a going concern; and

•	The methodology was clear and repeatable.

Using this methodology, Sirenza calculated and recorded an impairment charge of $2.9 million in the fourth quarter of 2002 to reduce the value of its investment in GCS to estimated fair value. These conclusions were reviewed in detail with Sirenza’s audit committee who concurred with management’s conclusion.

The fair value of its investment in GCS has been estimated by Sirenza’s management, and may not be reflective of the value in a third party transaction.

The realizability of the balance of Sirenza’s investment in GCS is ultimately dependent on Sirenza’s ability to sell its GCS shares, for which there is currently no public market and may be dependent on market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as, public markets receptivity to liquidity events such as initial public offerings or merger and acquisition activities. Even if Sirenza is able to sell its GCS shares, the sale price may be less than the carrying value of the investment, which could have a material adverse effect on Sirenza’s consolidated results of operations.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes income from Sirenza’s cash and cash equivalents and available-for-sale securities, interest expense from capital lease financing obligations and other miscellaneous items. Sirenza had net interest and other income of $893,000 in 2002 and $3.5 million in 2001. The decrease in net interest and other income in 2002 compared to 2001 is primarily attributable to proceeds received from the settlement of a trademark dispute in 2001, and other contributory factors such as a reduction in Sirenza’s cash and cash equivalents and available for sale securities and lower interest rates in 2002.

Provision for (Benefit from) Income Taxes

Sirenza recorded a $59,000 provision for foreign income taxes in 2002. Sirenza’s provision for income taxes in 2002 differed from the tax benefit that would be derived from applying the federal statutory rate to the loss before taxes primarily due to foreign income taxes, an increase in Sirenza’s valuation allowance for deferred tax assets, non-deductible amortization of deferred stock compensation and a non-deductible in-process research and development charge related to the acquisition of Xemod. Sirenza recorded a $2.3 million provision for income taxes in 2001. Sirenza’s provision for income taxes differed from the tax benefit that would be derived from applying the federal statutory rate to the loss before taxes primarily due to an increase in Sirenza’s valuation allowance for deferred tax assets recorded in 2001 and prior years and nondeductible amortization charges for deferred stock compensation.

As of December 31, 2002, Sirenza had deferred tax assets of $37.0 million. Management has evaluated the need for a valuation allowance for deferred tax assets in accordance with the requirements of Statement of Financial Accounting Standards No. 109. As of December 31, 2002, Sirenza had no ability to realize its deferred tax assets through carrybacks or available tax planning strategies. Additionally, based on the cumulative pre-tax losses Sirenza has sustained in the three years ended December 31, 2002 and the current economic uncertainty in its industry that limits Sirenza’s ability to generate verifiable forecasts of future domestic taxable income, a valuation allowance, in an amount equal to Sirenza’s net deferred tax assets as of December 31, 2002, was recorded. Approximately, $9.4 million of the valuation allowance was attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of Sirenza’s acquired subsidiary and then income tax expense. Approximately $13.9 million of Sirenza’s valuation allowance was attributable to stock option deductions, the benefit of which will be credited to additional paid-in capital when and if realized.

As of December 31, 2002, we had net operating loss carryforwards for federal and state tax purposes of approximately $63.7 million and $23.6 million, respectively, available to offset future taxable income. Sirenza also had federal and state research and development tax credit carryforwards of approximately $1.1 million and $0.8 million, respectively. The federal and state net operating loss carryforwards will expire at various times beginning in 2020 and 2010, respectively, if not utilized. The tax credit carryforwards will expire at various times beginning in 2009 if not utilized.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credit carryforwards before utilization.

Comparison of 2001 and 2000

Net Revenues

Net revenues decreased to $19.8 million in 2001 from $34.6 million in 2000. Sirenza’s sales decline in this period was a general one, affecting all its sectors and products. Sirenza’s sales decline was a direct reflection of an overall decline in the demand for radio frequency components throughout both the wireless and wireline industry, including changes in buying patterns by equipment manufacturers worldwide and delays in the next generation wireless infrastructure build-out. This decline was, in turn, due to the sharp contraction in the demand for wireless and wireline equipment by telecom carriers. In benchmarking Sirenza’s decline in revenue against that of its competitors and its significant customers, the percentage decline Sirenza has experienced is consistent with the slowdown in the wireless telecommunications industry. Sales through Sirenza’s distributors were 55% of net revenues in 2001 and 59% of net revenues in 2000. Sales to Sirenza’s direct customers comprised 45% of net revenues in 2001, of which 19% of net revenues were to Sirenza’s private label reseller and 26% of net revenues were to Sirenza’s factory direct customers. Sales to Sirenza’s direct customers comprised 41% of net revenues in 2000, of which 31% of net revenues was to Sirenza’s private label reseller, 9% of net revenues was to Sirenza’s factory direct customers and 1% of net revenues was from contract manufacturing services, no longer provided by Sirenza. Sales of Sirenza’s newer SiGe and InGaP products were approximately 35% of Sirenza’s total net revenues in 2001 compared to 22% in 2000.

Cost of Revenues

Cost of revenues increased to $17.6 million in 2001 from $14.8 million in 2000 primarily as a result of increased provisions for excess inventories, which added costs of approximately $6.0 million, and other contributory factors such as lower absorption of fixed overhead costs due to lower production volumes. The increase was partially offset by lower variable costs as a result of Sirenza’s lower production volumes in 2001.

Gross Profit

Gross profit decreased to $2.2 million in 2001 from $19.8 million in 2000. Gross margin decreased to 11% in 2001 from 57% in 2000. The decrease in gross margin is primarily attributable to the increase in provisions for excess inventories and, to a lesser extent, lower production volumes.

Operating Expenses

Research and Development.    Research and development expenses increased to $8.8 million in 2001 from $8.0 million in 2000. This increase is primarily the result of the abandonment and obsolescence of certain research and development equipment and software, which added costs of approximately $1.2 million, partially offset by lower expenses for engineering material and salaries and salary related expenses. Research and development personnel decreased to 33 at December 31, 2001 from 38 at December 31, 2000.

Sales and Marketing.    Sales and marketing expenses decreased to $5.8 million in 2001 from $5.9 million in 2000. This decrease is primarily the result of lower salaries and salary related expenses, which reduced costs by approximately $578,000, partially offset by higher advertising expenses, which added costs of approximately $380,000. Sales and marketing personnel decreased to 17 at December 31, 2001 from 26 at December 31, 2000.

General and Administrative.    General and administrative expenses decreased to $4.4 million in 2001 from $4.7 million in 2000. This decrease is primarily the result of lower salaries and salary related expenses, which reduced costs by approximately $320,000. General and administrative personnel decreased to 16 at December 31, 2001 from 20 at December 31, 2000.

Restructuring and Special Charges.    In 2001, companies throughout the worldwide telecommunication industry announced slowdowns or delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by Sirenza’s customers and efforts to lower their component inventory levels. These actions by Sirenza’s customers have resulted in a slowdown in Sirenza’s shipments and reduced Sirenza’s visibility regarding future sales. The revenue decline has occurred across Sirenza’s channels, customer categories, products and technologies. As a result of these trends, in the fourth quarter of 2001, Sirenza took action that resulted in a worldwide workforce reduction and consolidation of excess facilities that resulted in a $2.7 million restructuring charge in the fourth quarter of 2001.

In addition, as a result of these trends and other changes in the market place, Sirenza realigned its organizational structure to focus on strategic account sales and marketing efforts, centralized engineering, customer and solution business area management and revised Sirenza’s cost structure given Sirenza’s current revenue level.

In the fourth quarter of 1999, Sirenza paid a cash dividend of $4.0 million to its common stockholders in connection with its Series A preferred stock financing. This amount has been recorded in stockholders’ equity as a distribution to stockholders. Sirenza paid a total of $3.0 million to certain of its common stockholders and officers in December 1999 as a special bonus to assist these officers with respect to their federal or state taxes associated with the payment of the dividend and certain other items. Sirenza recorded the $3.0 million as a special charge in the consolidated statement of operations as this amount represents a non-recurring transaction that Sirenza does not consider to be reflective of its ongoing operations. In 2000, the above individuals filed their tax returns and refunded $282,000 to Sirenza, representing the excess amount of bonus received compared to their actual federal and state tax liability. Sirenza recorded the receipt of the $282,000 as special charges in the statement of operations, consistent with its presentation in the preceding fiscal year.

Amortization of Deferred Stock Compensation.    In connection with the grant of stock options to employees prior to Sirenza’s initial public offering, Sirenza recorded deferred stock compensation within stockholders’ equity of approximately $681,000 in 2000 and $4.5 million in 1999, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the years ended December 31, 2001, 2000 and 1999, Sirenza amortized $1.4 million, $1.3 million and $288,000, respectively, of this deferred stock compensation. Sirenza will amortize the remaining deferred stock compensation over the vesting period of the related options, generally four years. The amount of deferred stock compensation expense to be recorded in future periods was reduced by $434,000 in 2001 as a result of options for which accrued but unvested compensation had been recorded was forfeited. The amount of deferred stock compensation expense to be recorded in future periods could decrease again if options for which accrued but unvested compensation has been recorded are forfeited.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, includes income from Sirenza’s cash and cash equivalents and available-for-sale securities, interest expense from capital lease financing obligations and other miscellaneous items. Sirenza had net interest and other income of $3.5 million in 2001 and $2.4 million in 2000. The increase in net interest and other income in 2001 compared to 2000 is primarily attributable to proceeds received from the settlement of a trademark dispute in 2001 and to a lesser extent, lower interest expense as a result of lower capital lease obligations.

Provision for Income Taxes

Sirenza elected to be taxed as an S-corporation under the Internal Revenue Code of 1986, as amended, through October 4, 1999. Consequently, Sirenza’s stockholders were taxed on their proportionate share of the taxable income and no provision for federal income taxes has been provided in the statement of operations for the period beginning January 1, 1999 through October 4, 1999.

Sirenza recorded a $2.3 million provision for income taxes in 2001. Sirenza’s provision for income taxes in 2001 differed from the tax benefit that would be derived from applying the federal statutory rate to the loss before taxes primarily due to an increase in Sirenza’s valuation allowance for deferred tax assets and nondeductible amortization charges for deferred stock compensation. Sirenza recorded a $0.8 million provision for income taxes in 2000. Sirenza’s 2000 provision for income taxes was recorded at less than the federal statutory rate primarily due to the realization of tax net operating loss carryforwards partially offset by nondeductible amortization charges for deferred stock compensation.

As of December 31, 2001, Sirenza had deferred tax assets of $24.0 million. Realization of Sirenza’s deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to Sirenza’s net deferred tax assets as of December 31, 2001, has been established to reflect these uncertainties.

As of December 31, 2001, Sirenza had net operating loss carryforwards for federal and state tax purposes of approximately $44.8 million and $17.1 million, respectively, available to offset future taxable income. The federal and state net operating loss carryforwards will expire in 2019 and 2004, respectively, if not utilized.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

Liquidity and Capital Resources

Sirenza has financed its operations primarily through the private sale in 1999 of mandatorily redeemable convertible preferred stock, (which has subsequently been converted to common stock) and from the net proceeds received upon completion of its initial public offering in May 2000. As of December 31, 2002, Sirenza had cash and cash equivalents of $12.9 million, short-term investments of $9.0 million, long-term investments of $9.0 million and working capital of $21.9 million.

Sirenza’s operating activities used cash of $4.8 million in 2002 and used cash of $6.4 million in 2001. In 2002, cash used in operating activities was primarily attributable to Sirenza’s net loss of $10.6 million, decreases in deferred margin on distributor inventory of $1.6 million, accrued restructuring of $573,000 and an increase in inventories of $679,000. These were partially offset by non-cash items including depreciation and amortization of $3.0 million, impairment charges related to Sirenza’s investment in GCS of $2.9 million, in-process research and development charges of $2.2 million, and amortization of deferred stock compensation of $1.0 million. In 2001, cash used in operating activities was primarily attributable to Sirenza’s net loss of $19.6 million and decreases in deferred margin on distributor inventory of $3.3 million and accrued expenses of $1.1 million. These were partially offset by depreciation and amortization of $2.9 million, amortization of deferred stock compensation of $1.4 million, abandoned and impaired equipment charges of $1.6 million, an increase in Sirenza’s restructuring accrual of $2.2 million and decreases in accounts receivable of $2.8 million, inventories of $5.2 million and deferred tax assets of $2.3 million.

Sirenza’s investing activities provided cash of $2.7 million in 2002 and used cash of $18.9 million in 2001. Sirenza’s investing activities reflect purchases and sales of available-for-sale securities and fixed assets, and in 2002, Sirenza’s investment in GCS and acquisition of Xemod and Vari-L loan and acquisition costs, net of amounts accrued.

Sirenza’s financing activities used cash of $206,000 in 2002 and provided cash of $2.8 million in 2001. Cash provided by or used in financing activities reflects proceeds from employee stock plans, offset by principal payments on capital lease obligations and purchases of treasury shares.

On August 14, 2002, Sirenza’s board of directors approved the acquisition of Xemod. Sirenza’s results of operations include the effect of Xemod from September 11, 2002, the date the acquisition closed. The purchase price was approximately $4.9 million in cash and accrued transaction costs with additional cash consideration of up to approximately $3.4 million to be paid upon the execution, by April 9, 2003, by Sirenza of a qualified supply, development or licensing agreement with regard to the technology developed by Xemod. To be a qualified agreement, the agreement must provide for revenues to Sirenza or its subsidiary with a net present value (using a discount rate of 4%) of at least $3.5 million, provide for a payment of at least $2.5 million to Sirenza upon execution and otherwise be reasonably acceptable to Sirenza. The additional amount payable of between zero and the maximum noted above is determined by applying a formula to the net present value of the revenue to Sirenza provided for by the qualified agreement.

As of March 18, 2003, a qualified agreement had not been executed. If the technology licensing objectives are achieved the liability related to the additional consideration will be recorded as additional goodwill or another element of the transaction. The future cash payout of additional consideration, if any, will be payable within 15 days following the date upon which technology licensing objectives are achieved. Sirenza funded the acquisition using cash on hand.

In the fourth quarter of 2002, Sirenza announced it was in discussions to acquire Vari-L Company, Inc., a designer and manufacturer of RF and microwave components and devices for use in wireless communications. In connection with the acquisition discussions, Sirenza agreed to provide Vari-L with a secured loan facility of up to $5.3 million. The loan facility is secured by substantially all of Vari-L’s assets, including all intangible assets such as patents, trademarks and mask works. The loan facility also provides for a portion of the principal amounts to be convertible into approximately 19.9% of Vari-L’s fully diluted common stock under certain conditions. As of December 31, 2002, Vari-L had drawn down approximately $3.4 million of the secured loan facility. Sirenza funded the secured loan facility using cash on hand. In the event that the loan remains outstanding on September 25, 2003, the date of maturity, all principal and accrued interest are due and payable in full. Interest accrues at a rate per annum equal to 25%. As of December 31, 2002, Vari-L had violated the net operating loss financial covenant of the loan facility and the default interest rate of 30% went into effect on January 1, 2003. Vari-L has also defaulted on a covenant requiring its rolling three-month cash used in operations not to exceed $1,174,000 as of February 28, 2003. Each of these defaults gives Sirenza the right to discontinue funding and accelerate Vari-L’s obligation to repay the loans outstanding thereunder. While Sirenza has not exercised its rights to date, it has reserved the right to do so in the future.

In the first quarter of 2002, Sirenza converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry partner, in exchange for 12.5 million shares of Series D-1 preferred stock valued at $0.60 per share. The impact of Sirenza’s investment in GCS on Sirenza’s cash, liquidity and capital resources amounted to $6.1 million, plus forgone interest income that Sirenza would have received of approximately $175,000 annually.

In the third quarter of 2002, Sirenza’s board of directors authorized the repurchase of up to $4.0 million of Sirenza’s common stock from time to time based on the price per share of its common stock and general market conditions. Purchases may be made at management’s discretion in the open market or in private transactions at negotiated prices. In the third quarter of 2002, Sirenza repurchased 100,000 shares for an aggregate price of $165,000. Sirenza plans to fund its repurchases from available working capital.

As of December 31, 2002, Sirenza’s anticipated operating lease and capital lease commitments and unconditional purchase obligations over the next five years and thereafter were as follows (in thousands):

	Future Minimum Payments Due
	Total	< one year	1-3 years	4-5 years	> 5 years
Operating lease commitments	$3,393	$1,264	$1,950	$179	$—
Capital lease commitments	$658	$506	$152	$—	$—
Unconditional purchase obligations	$834

Sirenza currently anticipates that its current available cash and cash equivalents and short-term investments will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months, including secured loan fundings to Vari-L and amounts payable to Vari-L upon completion of Sirenza’s proposed purchase of substantially all of the assets of Vari-L, although no assurance can be given in this regard. If Sirenza requires additional capital resources to grow its business, execute its operating plans, or acquire complementary technologies or businesses at any time in the future, Sirenza may seek to sell additional equity or debt securities or secure lines of credit, which may result in additional dilution to its stockholders.

Industry Trends and Market Conditions

In 2001, companies throughout the worldwide telecommunication industry experienced slowdowns and delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by Sirenza’s customers and efforts to lower their component inventory levels. These actions by Sirenza’s customers reduced Sirenza’s visibility regarding future sales and resulted in a slowdown in Sirenza’s shipments in 2001. However, in 2002 Sirenza experienced a sequential increase in sales to equipment manufacturers and in particular to end customers located in Europe and Asia. However, while net revenues increased in the fourth quarter of 2002 compared to both the fourth quarter of 2001 and second and third quarters of 2002, which Sirenza believes is an indication that the market for its products may have stabilized, Sirenza does not at this time see any significant recovery in its end markets. Sirenza anticipates that any sales growth in the immediate future will depend on the achievement of market share gains and/or the introduction of new product lines.

If the macro-economic trends described above were to worsen again it would likely result in lower sales for Sirenza’s products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by us to reduce Sirenza’s operating expenses. These actions could include, but would not be limited to, further reduction of Sirenza’s equipment value, further consolidation of facilities, and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of Sirenza’s operations and the market price of common stock.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for Sirenza’s fiscal year 2002. The interim disclosure requirements are effective for the first quarter of fiscal year 2003. Sirenza does not expect SFAS No. 148 to have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation

elaborates on the existing disclosure requirements for most guarantees, including certain indemnifications, loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the effect that the adoption of FIN 45 will have on its results of operations and financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Sirenza is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Historically, Sirenza’s sales have been made to predominantly U.S.-based customers and distributors in U.S. dollars. As a result, Sirenza has not had any material exposure to factors such as changes in foreign currency exchange rates. However, Sirenza continues to and expects in future periods to expand selling into foreign markets, including Europe and Asia. Because Sirenza’s sales are denominated in U.S. dollars, a strengthening of the U.S. dollar could make its products less competitive in foreign markets.

At December 31, 2002, Sirenza’s cash and cash equivalents consisted primarily of bank deposits, federal agency and related securities and money market funds issued or managed by large financial institutions in the United States and Canada. Sirenza did not hold any derivative financial instruments. Sirenza’s interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on Sirenza’s cash equivalents, short-term investments and long-term investments. For example, a 1% increase or decrease in interest rates would increase or decrease Sirenza’s annual interest income by approximately $181,000.

SIRENZA MANAGEMENT

Sirenza Directors and Executive Officers

The following section sets forth information regarding Sirenza’s directors and executive officers as of February 14, 2003:

Name	Age	Position
John Ocampo	43	Chairman of the Board and Director
Robert Van Buskirk	53	President, Chief Executive Officer and Director
Thomas Scannell	52	Chief Financial Officer, Vice President of Finance and Administration
Joseph Johnson	62	Chief Technology Officer and Vice President, Advanced Products
Gerald Quinnell	45	Executive Vice President, Business Development
Walter G. Baker	36	Vice President, Engineering
Gerald Hatley	33	Vice President, Controller and Chief Accounting Officer
Norm Hilgendorf	42	Vice President, Sales & Marketing
Rodney Hsing	40	Vice President, Strategic Accounts
Susan P. Krause	32	Vice President, General Counsel and Secretary
Guy Krevet	56	Vice President, Operations
Chris Menicou	44	Vice President, Quality/Reliability
Susan Ocampo	45	Treasurer
John Pelose	47	Vice President, Wireless Products
Robert M. Pinato	48	Vice President, Terminal Products
Peter Chung	35	Director
John Bumgarner, Jr.	60	Director
Casimir Skrzypczak	61	Director

John Ocampo, a co-founder of Sirenza, has served as Sirenza’s Chairman of the Board since December 1998. From May 1999 to September 2002, Mr. Ocampo served as Sirenza’s Chief Technology Officer, and from 1984 to May 1999 as Sirenza’s President and Chief Executive Officer. From 1982 to 1984, Mr. Ocampo served as General Manager at Magnum Microwave, an RF component manufacturer. From 1980 to 1982, he served as Engineering Manager at Avantek, a telecommunications engineering company, now Hewlett-Packard/Avantek. Mr. Ocampo holds a B.S.E.E. degree from Santa Clara University.

Robert Van Buskirk has served as Sirenza’s President and Chief Executive Officer and as a director since May 1999. Before joining Sirenza, Mr. Van Buskirk held the position of Executive Vice President of Business Development and Operations from August 1998 to May 1999 at Multilink Technology Corporation, a company specializing in the design, development, and marketing of high bit-rate electronic products for advanced fiber optic transmission systems. Prior to his position at Multilink, Mr. Van Buskirk held various management positions at TRW, a semiconductor wafer manufacturer, including Executive Director of the TRW GaAs telecom products business from 1993 to August 1998. Mr. Van Buskirk holds a B.A. from California State University at Long Beach.

Thomas Scannell has served as Sirenza’s Vice President, Finance and Administration, Chief Financial Officer and Assistant Treasurer since November 1999 and has served as Assistant Secretary since January 2003. From November 1999 to January 2003, Mr. Scannell also served as Sirenza’s Secretary. From November 1996 to May 1999 Mr. Scannell served as the Vice President, Finance of Spectra-Physics Lasers, a laser manufacturer. From 1990 to November 1996, Mr. Scannell held the positions of Division Controller and Assistant Corporate Controller at Raychem Corporation, a materials science company. Mr. Scannell holds a B.A. and an M.B.A. from Stanford University.

Joseph H. Johnson has served as Sirenza’s Vice President and Chief Technology Officer since September 2002. From 1994 until September 2002 he was President, Chief Executive Officer and Founder of Xemod, Inc., a

fabless manufacturer of RF components. Mr. Johnson holds a B.S.E.E. degree from North Carolina State University and an M.S. in Physics from Lynchburg College.

Gerald Quinnell has served as Sirenza’s Executive Vice President, Business Development since February 2001. From November 1998 to December 2001, Mr. Quinnell also served as Sirenza’s Vice President, Sales and Marketing. From November 1998 to February 2001, Mr. Quinnell also served as Sirenza’s Chief Operating Officer. Mr. Quinnell served as President and Chief Operating Officer of the RF and Microwave business unit of Avnet, Inc. from June 1997 to September 1998, and as Corporate Vice President of Avnet, Inc., during the same period. From 1988 to June 1997, Mr. Quinnell served as Chief Operating Officer of Penstock, Inc., an RF and microwave distribution company subsequently sold to Avnet, Inc. Mr. Quinnell holds a B.S. from the University of Phoenix.

Walter G. Baker has served as Sirenza’s Vice President of Engineering since December 2001. Mr. Baker served as Sirenza’s Vice President and General Manager of the Standard Products Unit from November 1999 to December 2001. Mr. Baker served as Sirenza’s Vice President of Engineering from September 1998 to November 1999, and as Engineering Manager of Sirenza’s design center in Richardson, Texas from September 1997 to September 1998. From June 1996 to September 1997, he was a Senior RFIC Design Engineer at Fujitsu Electronics, a manufacturer of electronic components. From 1993 to June 1996, Mr. Baker held the position of Design Manager at ITT GaAs Technology Center (GTC), a manufacturer of RF integrated circuits. Mr. Baker received his B.S.E.E. from Texas A&M University, an M.S.E.E. from Georgia Tech, and an M.B.A. from the University of Phoenix. Mr. Baker is a member of the Institute of Electrical and Electronic Engineers.

Gerald Hatley has served as Sirenza’s Vice President, Controller and Chief Accounting Officer since April 2002. Mr. Hatley served as Sirenza’s Controller from December 1999 to April 2002. From October 1994 to December 1999 he served as an auditor for Ernst & Young LLP, most recently as an audit manager. Mr. Hatley holds a B.S. from California Polytechnic State University, San Luis Obispo and is a certified public accountant.

Norman Hilgendorf has served as Sirenza’s Vice President, Sales & Marketing since December 2001. Mr. Hilgendorf served as Sirenza’s Marketing Director, Standard Products from May 2000 to December 2001, and as Sirenza’s Central U.S. Sales Director from January 2000 to May 2000. From January 1998 to December 1999, he was Vice President and General Manager at Richardson Electronics, a distributor of electronics components. He was also the Wireless Business Unit Manager and Product Manager for Richardson Electronics from 1994 to January 1998. Mr. Hilgendorf received his B.S.E.E. from the University of Illinois and an M.B.A. from the University of Chicago.

Rodney Hsing has served as Sirenza’s Vice President of Strategic Accounts since December 2001. Mr. Hsing served as Sirenza’s Vice President of Sales for the Americas from December 2000 to December 2001. From December 1999 to December 2000, Mr. Hsing served as Sirenza’s Eastern Regional Sales Director. From March 1998 to December 1999, Mr. Hsing held the position of Marketing Manager at Atmel, Temic Semiconductors Communications Division. From November 1996 to March 1998, Mr. Hsing held the position of Supplier Business Manager at Avnet, Penstock Division. From 1994 to November 1996, Mr. Hsing held the position of Field Sales Engineer at Avnet Penstock Division. Mr. Hsing holds a B.A. from the University of Maryland.

Susan P. Krause has served as Sirenza’s Vice President, General Counsel and Secretary since January 2003. During the period between February 2002 and January 2003, Ms. Krause acted from time to time as an independent legal consultant to a private technology company and individual clients. From October 1996 to February 2002, Ms. Krause served as an Associate Attorney with the law firm of Wilson Sonsini Goodrich & Rosati, P.C. Ms. Krause holds an A.B. from Harvard University and a J.D. from Yale Law School.

Guy Krevet has served as Sirenza’s Vice President, Operations since November 1998. From June 1995 to November 1998, Mr. Krevet served as Vice President and General Manager of Operations, Engineering, and

Manufacturing for Avnet, Inc., a distributor of electronic components and computer products. From 1971 to 1995, Mr. Krevet served in various positions at Hewlett-Packard/Avantek, most recently as Manufacturing Manager.

Chris Menicou has served as Sirenza’s Vice President of Quality and Reliability since September 2002. Mr. Menicou held the position of Vice President of Operations from October 2000 to November 2001 for Spectrian, Inc., a manufacturer of radio frequency amplifiers. From January 1998 to October 2000 he served as Spectrian’s Vice President of Quality and Reliability. He also held the position of Vice President of Quality at Credence Test Systems, a semiconductor equipment manufacturer, from March 1997 to January 1998. Prior to this he held various operations, customer support and quality management positions at Trillium, a private company, later acquired by LTX Corporation and Fairchild/Schlumberger. Mr. Menicou holds a B.S. from San Jose State University.

Susan Ocampo is co-founder of Sirenza and has served as Sirenza’s Treasurer since November 1999. From 1988 to November 1999, Mrs. Ocampo also served as Sirenza’s Chief Financial Officer and Secretary and as one of Sirenza’s directors. Mrs. Ocampo holds a B.A. from Maryknoll College, in Manila, Philippines.

John Pelose has served as Sirenza’s Vice President, Wireless Products since February 2002. From December 2001 to February 2002, he served as Sirenza’s Director of Wireline Products. He also served as Sirenza’s Director of Marketing of Wireless Products from January 2000 to December 2001. Mr. Pelose held the position of Vice President and General Manager of Multicarrier Products for Spectrian, Inc., a manufacturer of radio frequency amplifiers, from November 1998 to January 2000. From March 1998 to November 1998, he served as Spectrian’s Vice President of Technical Business Development, and from 1995 to October 1998, he served as its Vice President of Manufacturing Engineering. Mr. Pelose received his M.S.E.E. from University of Santa Clara and his B.S.E.E. from University of California at Davis.

Robert M. Pinato has served as Sirenza’s Vice President, Terminal Products since December 2001. Mr. Pinato served as Sirenza’s Vice President of International Sales from December 2000 to December 2001. From March 1999 to December 2000, Mr. Pinato served as Sirenza’s Asian Sales Director. Mr. Pinato held the position of Director at TRW Telecommunications Products from October 1998 to March 1999, and from 1995 to October 1998, served as its Manager, Marketing and Business Development. Mr. Pinato holds a B.S. from Pepperdine University and an M.B.A. from Loyola Marymount University.

Peter Chung has served as Sirenza’s director since October 1999. Mr. Chung is a General Partner and Member of various entities affiliated with Summit Partners, L.P., a venture capital and private equity firm, where he has been employed since August 1994. Summit Partners, L.P. and its affiliates manage a number of private equity funds, including Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P. and Summit Investors III, L.P. Prior to attending Stanford Business School, Mr. Chung was a Financial Analyst with the Mergers and Acquisitions department at Goldman, Sachs & Co. from 1989 to 1992. Mr. Chung also serves as a director of ADVA AG Optical Networking, an optical networking systems company, Ditech Communications Corporation, a developer of echo cancellation and optical networking equipment, Somera Communications, Inc., a supplier of telecommunications infrastructure equipment and services, and a number of privately held companies. Mr. Chung holds an A.B. from Harvard University and an M.B.A. from Stanford University.

John Bumgarner, Jr. has served as Sirenza’s director since December 1999. Mr. Bumgarner served as President of Strategic Investments of Williams Communications Group, a communications infrastructure company, from 1999 to October 2002, and also as its Chief Operating Officer from October 2001 to October 2002. Williams Communications Group filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in 2002. From 1979 to May 2001, Mr. Bumgarner served in a number of capacities at Williams Companies, a communications and natural gas pipeline infrastructure company, most recently as a Senior Vice President of Corporate Development and Planning. From 1996 through May 2001, Mr. Bumgarner also served as

President of Williams International, a pipeline infrastructure company. From 1995 to May 2001, Mr. Bumgarner served as President of Williams Headquarters Building Group as well. Mr. Bumgarner also serves as a director of MPSI, a global software and database company, PowerTel, a telecommunications service provider in Australia, Energy Partners, Ltd., an oil and natural gas exploration and production company, and one or more privately held companies. Mr. Bumgarner holds a B.S. from the University of Kansas, and an M.B.A. from Stanford University.

Casimir Skrzypczak has served as Sirenza’s director since January 2000. Since July 2001, Mr. Skrzypczak has been a General Partner of Global Asset Capital, a venture capital fund. From November 1999 to July 2001, Mr. Skrzypczak served as a Senior Vice President at Cisco Systems, a networking systems company. Prior to joining Cisco, Mr. Skrzypczak served as a Group President at Telcordia Technologies, a telecommunications company, from March 1997 to October 1999. From 1985 to March 1997, Mr. Skrzypczak served as President of NYNEX Science & Technology, Inc. and Chief Technology Officer of NYNEX Corporation, a telecommunications company. Mr. Skrzypczak also serves as a director of JDS Uniphase, a fiber-optic products manufacturer, WebEx Communications Inc., a web-based communications infrastructure service company, ECI Telecom Ltd., a provider of advanced telecommunications solutions, and a number of privately held companies. Mr. Skrzypczak holds a B.E. from Villanova University and an M.B.A. from Hofstra University.

Board Composition

Sirenza currently has five directors. In accordance with the terms of Sirenza’s certificate of incorporation, the terms of office of Sirenza board of directors are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2004, Class II, whose term will expire at the annual meeting of stockholders to be held in 2005, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I Directors are Mr. Chung and Mr. Van Buskirk. The Class II Directors are Mr. Bumgarner and Mr. Skrzypczak. The Class III Director is Mr. Ocampo. At each future annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following their election and the due election and qualification of their successors, or until their earlier death, resignation or removal for cause. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of Sirenza directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of Sirenza. Sirenza’s directors may be removed for cause by the affirmative vote of the holders of a majority of Sirenza’s outstanding common stock.

Sirenza Executive Officer Compensation

The following table shows, as to any person serving as Chief Executive Officer during the year ended December 31, 2002 and each of the four other most highly compensated executive officers of Sirenza during such year whose salary plus bonus exceeded $100,000 (Sirenza refers to these individuals as the Named Executive Officers), information concerning compensation paid for services rendered to Sirenza during the last three fiscal years.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation		Long-Term Compensation Options/SARS		All Other Compensation(2)
Robert Van Buskirk President and Chief Executive Officer	2002 2001 2000	$ $ $	262,337 212,279 225,000	$ $ $	— — 130,000	$ $ $	— — —	300,000 90,000 90,000	(1) (1) (1)	$ $ $	3,472 3,400 3,070

John Ocampo Chairman of the Board	2002 2001 2000	$ $ $	250,000 235,000 250,000	$ $ $	— — —	$ $ $	— — —	— — —		$ $ $	3,472 3,382 3,070

Gerald Quinnell Executive Vice President, Business Development	2002 2001 2000	$ $ $	190,000 188,692 200,000	$ $ $	7,628 — 59,000	$ $ $	— — —	— 70,000 70,000	(1) (1)	$ $ $	3,364 3,319 2,968

Guy Krevet Vice President, Operations	2002 2001 2000	$ $ $	184,075 174,540 185,000	$ $ $	— — 55,000	$ $ $	— — —	— 60,000 60,000	(1) (1)	$ $ $	3,299 3,285 2,968

Thomas Scannell Vice President, Finance and Administration, and Chief Financial Officer	2002 2001 2000	$ $ $	196,510 165,106 175,000	$ $ $	7,628 — 103,000	$ $ $	— — —	75,000 70,000 70,000	(1) (1)	$ $ $	3,256 2,968 66

(1)	In the third quarter of 2002, Sirenza’s board of directors approved a voluntary stock option exchange program for employees and directors. Under the program, eligible employees and directors were given the opportunity to exchange certain unexercised stock options for new options to be granted at least six months and one day following the cancellation of the exchanged options. The options noted were surrendered and cancelled as part of Sirenza’s voluntary stock option exchange program in September 2002. To the extent the officer remains an employee of Sirenza, he will be granted an equal number of new options as those exchanged on or after March 20, 2003. The new options to be granted will be exercisable for an equal number of shares as the exchanged options, will vest over a period of 3.5 years and will have an exercise price equal to the fair market value of Sirenza’s common stock at the time new options are granted.
(2)	The amounts in the column entitled All Other Compensation consist of term life and health insurance premiums paid by Sirenza and contributions by Sirenza of $2,500 annually to each named executive officer’s 401(k) plan account.

Stock Option Grants and Exercises

The following table shows, as for each Named Executive Officer, information concerning stock options granted during the year ended December 31, 2002.

Option Grants During Year Ended December 31, 2002

Name	Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price per share(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					5%	10%
Robert Van Buskirk	300,000	23.8%	$5.85	3/13/2012	$1,103,710	$2,797,018
John Ocampo	—	—	—		—	—
Gerald Quinnell	—	—	—		—	—
Guy Krevet	—	—	—		—	—
Thomas Scannell	75,000	5.9%	$4.85	3/20/2012	$228,760	$579,724

(1)	These options were originally exercisable as to 25% of the shares one year from the date of grant and as to one forty-eighth of the shares after each month thereafter. However, these options were subsequently cancelled under Sirenza’s voluntary option exchange program described in footnote (1) to the Summary Compensation Table above and new options will be granted on or after March 20, 2003.
(2)	Represents the fair market value of the underlying Common Stock on the date of grant.
(3)	Potential realizable value is based on an assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten year option term. Potential realizable value is shown net of exercise price. These amounts are calculated based on the regulations promulgated by the SEC and do not reflect Sirenza’s estimate of future stock price growth.

Aggregate Option Exercises in Year Ended December 31, 2002 and Year-End Option Values

The following table sets forth, as to the Named Executive Officers, certain information concerning stock options exercised during the year ended December 31, 2002 and the number of shares subject to exercisable and unexercisable stock options as of the end of such year. The table also sets forth certain information with respect to the value of stock options held by such individuals as of the end of such year.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-The-Money Options at December 31, 2002(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Van Buskirk	30,000	$143,100	189,687	52,493	$56,906	$15,748
John Ocampo	—	—	—	—	—	—
Gerald Quinnell	27,494	$146,546	126,661	25,820	$91,652	$7,746
Guy Krevet	—	—	70,368	24,997	$40,444	$7,499
Thomas Scannell	16,100	$42,086	131,399	92,501	$32,420	$13,750

(1)	The amount set forth represents the difference between the closing common stock share price of $1.80 on December 31, 2002, as reported by the Nasdaq National Market, and the applicable exercise price, multiplied by the applicable number of options.

Director Compensation

Directors currently receive no cash compensation for serving on the board of directors. However, directors are reimbursed for expenses in connection with attendance at board of directors and committee meetings.

Directors are eligible to participate in Sirenza’s Amended and Restated 1998 Stock Plan. Pursuant to Sirenza’s Amended and Restated 1998 Stock Plan, non-employee directors are automatically granted an option to purchase 40,000 shares of common stock upon their election to the board of directors and an option to purchase an additional 10,000 shares of common stock each year following the date of Sirenza’s annual stockholders meeting, so long as on such date, he or she has served on the board of directors for at least the previous six months. In 2002, Sirenza granted each of Mr. Bumgarner and Mr. Skrzypczak an option to purchase 10,000 shares of common stock at an exercise price of $4.05 per share. Each of these options was subsequently cancelled in Sirenza’s voluntary option exchange program, and an equal number of new replacement options will be granted on March 20, 2003 at an exercise price equal to the fair market value on the date of grant. Mr. Chung has declined to receive any automatic option grants.

Compensation Committee Interlocks and Insider Participation

Sirenza’s compensation committee consists of Mr. Bumgarner and Mr. Chung. None of Sirenza’s executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on Sirenza’s board of directors or compensation committee. Prior to the formation of the compensation committee, executive compensation decisions were made by the board of directors beginning in May 1999 and prior to that by Sirenza’s President.

Employment Agreements and Change of Control Arrangements

Sirenza has entered into employment related agreements with three of its named executive officers: Guy Krevet, Gerald Quinnell and Thomas Scannell.

Sirenza has entered into change of control and severance agreements with each of Mr. Krevet and Mr. Quinnell which provide that, in the event that the officer is involuntarily terminated by Sirenza without cause within twelve months following a change of control of Sirenza (with “cause” and “change of control” defined in the agreement), the officer is entitled to receive continued payment of the officer’s base salary for a period of six months from the date of termination or until such earlier date when the officer obtains full time employment in a senior management position with a subsequent employer. In addition, Sirenza must maintain group health, life and other insurance policies for the officer during this same six-month period. The agreements also provide that all unvested options held by the officer shall accelerate in full automatically upon a change of control of Sirenza. Except as described above, the agreements specify that the employment relationship is at will, either party may terminate the employment relationship with no notice, and the officer is entitled to no severance for any termination other than in connection with a change of control.

Sirenza has signed an employment offer letter with Mr. Scannell that provides for severance pay equal to six months of base salary in the event that Mr. Scannell is terminated without cause or has his duties diminished without cause. In addition, the offer letter provides that all outstanding unvested options held by Mr. Scannell shall be accelerated in full in the event of the acquisition of Sirenza resulting in a greater than 51% change of control of Sirenza. The offer letter also specified Mr. Scannell’s initial base salary, bonus opportunity, options and the responsibilities of his position at the time of hire.

Sirenza has also entered into employment related agreements with two additional officers: Gerald Hatley and Joseph Johnson.

Sirenza has signed an offer letter with Mr. Hatley that provides that all outstanding unvested options held by Mr. Hatley shall be accelerated in full in the event of the acquisition of Sirenza resulting in a greater than 51% change of control of Sirenza. The offer letter also specified Mr. Hatley’s initial base salary, bonus opportunity, options, benefits and the responsibilities of his position at the time of hire.

In connection with the acquisition of Xemod Incorporated in September 2002, Sirenza also signed an offer letter with Mr. Johnson that provided for an at will employment relationship and established Mr. Johnson’s initial base salary, bonus opportunity options, benefits and the responsibilities of his position at the time of hire. The agreement with Mr. Johnson also provides that if Mr. Johnson is terminated other than for “cause” or resigns with “good reason” (as such terms are defined in his agreement) before September 12, 2004 and signs and does not revoke a general release of claims in Sirenza’s favor, which release is reasonably acceptable to Sirenza, Mr. Johnson is entitled to continue to receive his base salary then in effect, through September 14, 2004 or for a period of six months, whichever period is longer. Mr. Johnson has agreed not to engage in competitive activities with Sirenza for the greater of (i) one year following termination of employment or (ii) through September 14, 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF SIRENZA

The following table sets forth information known to Sirenza with respect to the beneficial ownership of Sirenza’s common stock as of February 14, 2003 by (i) each person known by Sirenza to own beneficially more than 5% of the outstanding shares of Sirenza’s common stock, (ii) each of the Named Executive Officers, (iii) each of Sirenza’s directors, and (iv) all of Sirenza’s directors and executive officers as a group.

Except as otherwise indicated, and subject to applicable community property laws, to Sirenza’s knowledge the persons named below have sole voting and investment power with respect to all shares of common stock held by them. For the purposes of calculating percentage ownership, as of February 14, 2003, 30,006,632 shares of Sirenza’s common stock were issued and outstanding. Unless otherwise indicated below, each person has an address in care of Sirenza’s principal executive offices at 522 Almanor Avenue, Sunnyvale, California 94085.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)(2)
	Number	Percent
John and Susan Ocampo(3)	13,475,931	44.9%

Wasatch Advisors Inc.(4)	3,117,802	10.4%

Amaranth L.L.C. and Nicholas M. Maounis(5)	2,054,153	6.9%

Entities affiliated with Summit Partners L.P.(6)	1,605,897	5.4%

Robert Van Buskirk(7)	256,473	*

Guy Krevet(8)	81,600	*

Gerald Quinnell(9)	230,789	*

Thomas Scannell(10)	157,200	*

John Bumgarner Jr.(11)	18,500	*

Peter Chung(12)	1,605,897	5.4%

Casimir Skrzypczak	18,182	*

All directors and executive officers as a group (18 persons)(13)	16,288,111	52.7%

*	Less than one percent (1%)
(1)	Beneficial ownership is determined in accordance with the Rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Sirenza common stock subject to options held by that person that will be exercisable within sixty days of February 14, 2003, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2)	In the third quarter of 2002, Sirenza’s board of directors approved a voluntary stock option exchange program for employees and directors. Under the program, eligible employees and directors were given the opportunity to exchange certain unexercised stock options for new options to be granted at least six months and one day following the cancellation of the exchanged options. The new options will be exercisable for an equal number of shares as the exchanged options and the exercise price of the new options will be equal to the fair market value of Sirenza’s common stock at the time the new options are granted. An employee or director of Sirenza must still be employed by or providing services to Sirenza to receive the new grants on or after March 20, 2003. Sirenza’s directors and executive officers tendered options to purchase an aggregate of 1,249,500 shares of Sirenza’s common stock for cancellation in the option exchange program.
(3)

Consists of 1,050,000 shares held by John Ocampo, 1,050,000 shares held by Susan Ocampo, 7,611,353 shares held jointly by John Ocampo and Susan Ocampo, Trustees of the Ocampo Family Trust 2001, 1,282,600 shares held by John Ocampo and Susan Ocampo, Trustees of Susan Ocampo Annuity

Trust U/I Dtd. September 27, 1999, 1,282,600 shares held by John Ocampo and Susan Ocampo, Trustees of John Ocampo Annuity Trust U/I Dtd. September 27, 1999, 225,707 shares held by Susan Ocampo and John Ocampo, Trustees, 2001 Ocampo Charitable Trust, 900,000 shares held by Samat Partners, a California limited partnership and an aggregate of 73,671 shares held by Susan Ocampo as custodian and by various trusts for the benefit of the Ocampos’ minor children. Mr. and Mrs. Ocampo are co-trustees with a third person of each these trusts and share voting and dispositive authority over these shares. Mr. and Mrs. Ocampo disclaim beneficial ownership of the shares held by these trusts except to the extent of their pecuniary interest in these shares.

(4)	Included in reliance on information contained in a Schedule 13G filed February 11, 2003 by Wasatch Advisors, Inc. As to the indicated number of shares, Wasatch Advisors, Inc. reported sole voting and dispositive power. The address of record for Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.
(5)	Included in reliance on information contained in a Schedule 13G filed jointly February 12, 2003 by Amaranth L.L.C. and Nicholas M. Maounis. As to the indicated number of shares, each of Amaranth L.L.C. and Nicholas M. Maounis reported sole voting and dispositive authority. The address of record for Amaranth L.L.C and Nicholas M. Maounis is One American Lane, Greenwich, Connecticut 06831.
(6)	Consists of 1,189,549 shares held by Summit Ventures V, L.P., 24,427 shares held by Summit Investors III, L.P., 25,766 shares held by Summit V Advisors, L.P., 281,839 shares held by Summit Ventures V Companion Fund, L.P., and 84,316 shares held by Summit V Advisors (QP), L.P. Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors, L.P., Summit V Advisors (QP), L.P. and Summit Ventures V Companion Fund, L.P. Summit Partners, LLC, through a five-person investment committee comprised of certain of its members listed below, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Messrs. E. Roe Stamps, IV, Stephen G. Woodsum, Gregory M. Avis, Walter G. Kortschak, Martin J. Mannion, Thomas S. Roberts, Bruce R. Evans, Joseph F. Trustey, Kevin P. Mohan, Peter Y. Chung and Thomas F. Farb are the members of Summit Partners, LLC, and each disclaims beneficial ownership of the shares held by the Summit entities except to the extent of his pecuniary interest therein. The address of record for entities affiliated with Summit Partners, L.P. is 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.
(7)	Includes 217,740 shares subject to outstanding options exercisable within sixty days of February 14, 2003.
(8)	Includes 79,394 shares subject to outstanding options exercisable within sixty days of November 24, 2002.
(9)	Includes 1,000 shares held by Mr. Quinnell’s spouse and 135,823 shares subject to outstanding options exercisable within sixty days of February 14, 2003.
(10)	Includes 152,441 shares subject to outstanding options exercisable within sixty days of February 14, 2003.
(11)	Consists of 1,000 shares held by 21st Century LLC, of which Mr. Bumgarner is a managing member, and 17,500 shares subject to outstanding options exercisable within sixty days of February 14, 2003. Mr. Bumgarner disclaims beneficial ownership of the shares held by 21st Century LLC except to the extent of his pecuniary interest in these shares.
(12)	Mr. Chung, one of Sirenza’s directors, is a member of Summit Partners, LLC, the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors, L.P., Summit Ventures V Companion Fund, L.P. and Summit V Advisors Fund (QP), L.P. Summit Partners, LLC, through a five-person investment committee comprised of certain of its members, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.
(13)	Includes an aggregate of 886,035 shares subject to outstanding options exercisable within sixty days of February 14, 2003.

SIRENZA TRANSACTIONS WITH RELATED PARTIES

The following is a description of transactions in the last three fiscal years to which Sirenza has been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer, or holder of more than 5% of Sirenza’s capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise described under Executive Officer Compensation. Sirenza believes that each of the transactions with related parties were as fair to Sirenza as could have been made with unaffiliated parties.

Sirenza has used the services of MPI Corporation of Manila, Philippines, for the packaging of a significant amount of Sirenza’s radio frequency components. MPI is owned by Jose Ocampo, a cousin of John Ocampo, Sirenza’s co-founder and Chairman of the Board, and a principal stockholder of Sirenza. Sirenza paid MPI an aggregate of $282,000 in 2002, $297,000 in 2001 and $1.6 million in 2000, for these services. In addition, amounts owed by Sirenza to MPI for such services at December 31, 2002 and at December 31, 2001 totaled $316,000 and $277,000, respectively.

In the first quarter of 2002, Sirenza converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry partner of the Company, in exchange for 12.5 million shares of GCS’ Series D-1 preferred stock valued at $0.60 per share. In connection with the investment, Sirenza’s President and CEO joined GCS’ seven-member board of directors. Sirenza purchased $732,000 of materials used in production and research and development from GCS in 2002.

During the last three fiscal years, Sirenza granted options to its executive officers and directors. Sirenza intends to grant options to its executive officers and directors in the future. Sirenza has also entered into indemnification agreements with its executive officers and directors and employment or change of control arrangements with Mr. Krevet, Mr. Quinnell, Mr. Scannell, Mr. Hatley and Mr. Johnson, as described under “Sirenza Management—Executive Officer Compensation.”

In the third quarter of 2002, Sirenza’s board of directors approved a voluntary stock option exchange program for employees and directors. Under the program eligible employees and directors were given the opportunity to exchange certain unexercised stock options for new options to be granted at least six months and one day following the cancellation of the exchanged options. The new options will be exercisable for an equal number of shares as the exchanged options and the exercise price of the new options will be equal to the fair market value of Sirenza’s common stock at the time the new options are granted. On September 19, 2002, Sirenza cancelled options to purchase 2,416,416 shares of Sirenza’s common stock. In exchange for those options canceled, Sirenza will grant new options to purchase an aggregate of up to 2,416,416 shares of Sirenza’s common stock sometime on or after March 20, 2003.

The new options granted in the option exchange vest over a period of 3.5 years. An employee or director must still be employed by Sirenza to receive the new grants on or after March 20, 2003. Sirenza’s directors and executive officers tendered options to purchase an aggregate of 1,249,500 shares of Sirenza common stock for cancellation in the option exchange.

THE VARI-L BUSINESS

Introduction

Vari-L designs, manufactures and markets a wide variety of radio frequency and microwave components and devices for use in wireless communications. Vari-L’s products are used in many different commercial and military/aerospace applications, including wireless telecommunications networks, wireless base stations, wireless point-to-point radio systems, wireless point-to-multi-point radio systems, wireless local area networks, satellite payload, test equipment (instrumentation) and ground communications, radar systems, weapons guidance systems and advanced telemetry systems. Vari-L operates as a single business segment.

Vari-L’s corporate headquarters are currently located at 4895 Peoria Street, Denver, Colorado 80239, and the telephone number is (303) 371-1560. Vari-L’s website address is http://www.Vari-L.com. Vari-L also conducts certain portions of its operations in three other buildings within a three-mile radius of its headquarters. The three facilities have more than 25,000 square feet of manufacturing space.

Impact of Industry Condition on Vari-L’s Liquidity and Related Actions

The continuing weakness in the wireless telecommunications industry has caused Vari-L’s customers to continually revise their estimates of demand for its products downward. These downward adjustments required Vari-L to provide revised financial projections to its lender, Wells Fargo Business Credit Inc., or Wells Fargo. In early May 2002, Vari-L determined that additional equity capital or subordinated debt would be necessary to provide sufficient liquidity through this period of weakened sales. At that time, Vari-L commenced efforts to identify potential investors and solicit their interest in a financing transaction.

In late May 2002, as a result of declining revenues, Vari-L determined that it was not in compliance with the minimum tangible net worth covenant of its loan agreement with Wells Fargo, which constituted an event of default. Vari-L met with Wells Fargo and identified its plan to find additional sources of financing sufficient to potentially cure the default. In subsequent meetings with Wells Fargo, Vari-L identified various alternatives to its default and potential solutions to the default for the near term. In early July 2002, Vari-L received notice from Wells Fargo confirming that an event of default had occurred. Wells Fargo implemented the default rate of interest on Vari-L’s outstanding loans, but took no other actions at that time.

For the period from May 2002 to August 2002, Vari-L received several indications of interest in an acquisition of all or substantially all of its assets or a potential private equity infusion. As a result, Vari-L decided to engage the investment-banking firm Green Manning & Bunch Ltd., or GMB, to act as its financial advisor to assist in evaluating its strategic alternatives, including a financing transaction or the sale of all or part of Vari-L. Vari-L worked with GMB to identify potential financing sources and potential acquirers and held discussions with a number of parties about these potential transactions in August 2002. Potential acquirers were advised that Vari-L would require substantial bridge financing pending completion of any acquisition in order to repay the Wells Fargo credit line and to meet its working capital needs pending completion of any acquisition transaction.

On September 26, 2002, Vari-L entered into a forbearance agreement with Wells Fargo that was in effect until November 15, 2002. The forbearance agreement provided Vari-L with access to its revolving line of credit for its immediate cash flow needs.

On October 7, 2002, Vari-L entered into an agreement for a $5.3 million senior secured bridge loan facility and an exclusivity and right of first refusal agreement with Sirenza. The loan facility and exclusivity agreement are discussed more fully in “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

On December 2, 2002, Vari-L entered into an asset purchase agreement by and among Vari-L, Olin Acquisition Corporation and Sirenza. While the loan facility provides for up to $5.3 million of credit to be made available to Vari-L through September 2003, Vari-L has defaulted on a loan covenant requiring its rolling three-month net operating loss not to exceed $1,585,000 as of December 31, 2002. Vari-L has also defaulted on a covenant requiring its rolling three-month cash used in operations not to exceed $1,174,000 as of February 28, 2003. Each of these defaults gives Sirenza the right to discontinue funding and accelerate Vari-L’s obligation to repay the loans outstanding thereunder. While Sirenza has not exercised its rights to date, it has reserved the right to do so in the future. If the asset sale does not close or Sirenza exercises its default rights and if Vari-L is unable to quickly identify an alternative source of working capital or an alternative business combination transaction in connection with the repayment of Vari-L’s loan facility with Sirenza, it is likely that Vari-L would file for, or would be forced to resort to, bankruptcy protection.

Accounting Restatement and Related Issues

In late 1999, the Securities and Exchange Commission (SEC) commenced an investigation into Vari-L’s accounting and reporting practices for the periods prior to and including 1999. The investigation ultimately led to the withdrawal of audit reports issued by Vari-L’s previous auditors for the 1997, 1998 and 1999 financial statements. In September 2001 Vari-L agreed to a settlement with the SEC under which a federal district court issued an injunction against future violations of reporting, proxy and anti-fraud provisions by Vari-L, but did not require Vari-L to pay any civil penalties or money damages. See “The Vari-L Business—Legal Proceedings.”

As a result of the withdrawal of audit reports for the 1997, 1998 and 1999 financial statements, Vari-L no longer met the requirements for listing on Nasdaq. Beginning September 11, 2000, Vari-L’s securities were quoted on the other over the counter market. In May 2002, an application for listing was filed with the Over the Counter Bulletin Board. On June 26, 2002, the application was accepted and Vari-L’s common stock began trading on the Over the Counter Bulletin Board under the stock symbol “VARL.OB.”

Acquisition of Asvan Technology, LLC

In January 2002, Vari-L acquired certain assets of Asvan Technology, LLC. The purchase price was $100,000 in cash and a two year promissory note in the amount of $175,000 secured by a letter of credit and provides for certain additional payments based upon certain sales by Vari-L of yttrium iron garnet (YIG) based products. The note had principal and interest payable in equal monthly installments at an annual rate of 10%, and was paid in full on October 9, 2002 with the proceeds of Vari-L’s loan facility with Sirenza. The assets acquired include YIG based technology, which enables improved performance in wireless components and systems. The YIG-based technology forms the basis of a new line of advanced products that addresses a wide range of new and existing wireless, military and instrumentation applications.

Industry Background

Although the industry is currently experiencing a slowdown, Vari-L believes that, in the long term, worldwide demand for integrated voice, data and video communications services will increase. The volume of high-speed data traffic across global communications networks has grown as the public Internet and private business intranets have become essential for daily communications and electronic commerce. The number of people using the Internet to buy and sell goods and services is also expected to continue to grow. Servicing the increasing demand for higher bandwidth content and applications requires cost-effective and high-speed connections, which are often unavailable or inadequate over existing wire-based networks. For many users, wireless communications provide an advantageous access solution for high-speed internet and multimedia services. This is underscored by the increasing number of wireless subscribers worldwide.

Despite this growth in customer demand, expenditures for capital infrastructure equipment by service providers began to decline rapidly during the later half of calendar year 2001. This severe market downturn has had a negative impact on all of Vari-L’s wireless product lines, and these unfavorable wireless market conditions continued through calendar year 2002.

The demand for Radio Frequency (RF) components for the military systems and defense applications has been a consistent portion of Vari-L’s sales. These components are used in radar application, smart bombs, missiles and military communications. These applications are expected to remain in demand with the increased readiness stance adopted by the U.S. Government after the events of September 11, 2001. Many of these applications are seeking cost effective solutions and a mix of commercial and “mil standard” design and manufacturing techniques to meet the reliability, cost and rapid deployment needs now demanded of the U.S. military. Vari-L believes it is positioned to apply both design and manufacturing techniques to meet those demands.

Overview

Vari-L’s products are primarily used as parts or components of other manufacturers’ wireless communications products or equipment. Wireless communication is the transmission of voice or data signals through the air, without a physical connection, such as a metal wire or fiber-optic cable. Information transmitted through wireless communications equipment is transmitted by electromagnetic waves, also known as signals. Electromagnetic waves vary in length, frequency, and intensity. The range of electromagnetic waves is called the spectrum which encompasses audio near the low end and light toward the higher end. In between is the radio spectrum used in most wireless communications. RF refers to the lower frequencies in the spectrum while “microwave” refers to higher frequencies.

For more than 49 years, Vari-L has supplied wireless communications products to the military/aerospace industry. In 1993, Vari-L expanded its engineering, manufacturing and sales efforts to address the growing demand for commercial wireless communications products. In 2002, Vari-L expanded its current product line by introducing wideband voltage-controlled oscillators, stripline couplers and YIG-based technology.

Currently, Vari-L’s principal commercial customers are original equipment manufacturers (OEMs) and contract manufacturers that design and build electronic products and equipment such as cellular base stations, point to point radios, pagers and radar systems. In recent years, the trend in the electronics industry has been for many OEMs to use contract manufacturers to build all or a portion of their end products. However, OEMs often control the decision as to which component designs best meet their needs. Accordingly, Vari-L considers OEMs to be customers for Vari-L’s products even if they purchase Vari-L’s products through contract manufacturers. These contract manufacturers include Solectron, Flextronics and Sanmina-SCI. Vari-L’s commercial product lines are marketed to OEMs including Motorola, Ericsson, Lucent, Nokia, Microwave Data Systems, Agere, Hughes Network Systems, GE Medical and Siemens. Vari-L sells its military/aerospace product lines to companies such as Raytheon, Lockheed Martin, Northrop Grumman and Textron. Vari-L has been recognized by its customers through the years for its ability to develop, manufacture and deliver highly reliable, innovative products.

Vari-L’s product lines fall into two major categories: products which produce electromagnetic signals, which Vari-L refers to as signal source components, and products which receive or process electromagnetic signals, or passive components. Sales of Vari-L’s products are generated through a combination of manufacturers’ representatives and Vari-L’s own direct sales force team, and are supplemented by advertising in trade magazines, participating in trade shows and on its website. Most of Vari-L’s products are customized according to its customers’ specifications, but Vari-L also produces some standard products. Vari-L publishes product specifications and capabilities in trade magazines, on its website and in its own catalog. Vari-L also designs and manufactures custom products in response to specific customer requirements. The majority of Vari-L’s sales are in parts that are customized to meet the performance requirements of specific customers.

Products

Vari-L has three primary product lines:

•	Commercial Signal Sources,

•	High-Reliability Signal Sources, and

•	Military Signal Processing Components.

Vari-L’s product strategy is to offer standardized design platforms which can be efficiently manufactured in mass production but, at the same time, can also be customized for the needs of each customer.

Most of Vari-L’s revenue comes from sales of signal source components namely, voltage-controlled oscillators (VCOs) and phase locked loop synthesizers (PLLs). These signal source components are designed to produce a high quality signal that can be used over a range of radio frequencies. Vari-L holds six patents related to signal source design and technology.

Commercial Signal Source Components

Vari-L’s signal source products are designed to permit high-volume, lower cost manufacturing. Vari-L has also developed manufacturing techniques that allow parts to be very closely spaced when assembled without sacrificing quality or capacity. This allows a component to be smaller in size or to deliver improved performance in the same size component. Vari-L produces these products in surface-mount packages compatible with the high-speed assembly techniques used in the industry and typically delivered to the customers on tape and reel.

Over the last seven years, most of Vari-L’s revenues have come from sales of its commercial narrowband VCOs. However, Vari-L is beginning to see a shift in the wireless industry from VCOs to PLLs resulting in steadily increasing sales of Vari-L’s PLLs. The PLL assemblies consist of Vari-L’s VCOs integrated with other components and have a higher average selling price than Vari-L’s VCOs. Vari-L’s VCOs and PLLs are higher performance products. Accordingly, they are used in high-performance cellular base stations and other demanding applications where signal quality is especially important. For example, low phase noise is an extremely desirable quality in a wireless signal because it usually means better signal quality and greater transmission range or higher data rates. Lower phase noise is one of the key features of Vari-L’s VCOs, PLLs and other signal source products. Through Vari-L’s research and development efforts, it continues to work to improve its products’ performance, including its low noise designs.

As part of Vari-L’s continuing research and development efforts to provide advanced solutions to its customers, Vari-L introduced a new wide-band family of VCOs in February 2002. For many years, Vari-L has been a leader in developing VCOs for the narrowband market; thus, a move into the wideband market was a natural progression. Vari-L’s wideband VCOs are used in satellite, cable and military applications where demand is highest for low phase noise, combined with wide bandwidth and cost effective products.

Vari-L’s customers constantly demand even smaller sizes for the same or even higher performance products. Responding to this demand with competitively priced products is one of Vari-L’s biggest challenges.

High-Reliability Signal Source Components

Vari-L’s high reliability, or hi-rel, signal source components perform the same function as the commercial signal source components. Vari-L’s hi-rel signal source components, however, are constructed using different assembly techniques because they are designed to operate in different operating environments. These components are designed for wideband applications (i.e., applications involving a wider range of signal frequencies) and are constructed in hermetically sealed packages for use over extended temperature ranges and in adverse environments. Hi-rel products are typically specified for both military/aerospace and high-end industrial applications. These components are designed for use in either “through-hole” or “surface-mount” packages, depending on customer requirements. These products generally sell for a substantial premium over Vari-L’s commercial products due to the additional labor and material content required. In recent years Vari-L has seen an increasing demand where commercial products are used in military applications. If this trend continues, it could have an adverse effect on this product line.

Military Signal Processing Components

Vari-L’s military signal processing components are primarily used in military and aerospace applications. Among these products are power dividers and combiners used for directing RF and microwave signals, solid state switches used to change the routing of RF and microwave signals, and transformers used to convert signals between different impedances. Vari-L also produces mixers, which are used to convert the frequency of RF and microwave signals to baseband signals. The production of custom-designed components usually entails the modification of existing products to meet the specific performance criteria of Vari-L’s customers, but may, in certain instances, require the design of an entirely new product.

Other Products

In January 2002, Vari-L acquired certain assets of Asvan Technology, LLC. The assets acquired include YIG-based technology, which enables improved performance in wireless components and systems. The YIG-based technology forms the basis of a new line of advanced products that addresses a wide range of new and existing wireless applications. The acquisition is consistent with Vari-L’s strategy to diversify its product mix with the addition of next generation wireless technologies that are complementary to Vari-L’s existing signal source product lines. Vari-L believes the YIG technology can effectively be applied to military, test equipment (instrumentation) and telecommunications applications.

In March 2002, Vari-L further expanded its product mix with the introduction of a line of 3-dB hybrid couplers. 3-dB hybrid couplers are critical components used to build high-power amplifiers, vector modulators and antenna systems.

Vari-L also offers other passive components (couplers, transformers and power dividers) that are used in a variety of fiber-optic applications, including cable television and point-to-point data transmission networks. These are used in specific wideband, high performance niche applications. However, these products did not account for a significant percentage of Vari-L’s total revenue for either the year ended June 30, 2002 or the six months ended December 31, 2002.

Manufacturing

Vari-L currently manufactures most of its products in its own facilities in Denver, Colorado. All of Vari-L’s products are completed and tested at its manufacturing facilities in Denver, Colorado, although Vari-L is actively considering increasing its use of overseas contract manufacturers to reduce its production costs. Vari-L’s 3-dB hybrid couplers are manufactured by a contract manufacturer who specializes in the unique production process required by this product. Final testing and marking is performed at Vari-L’s facilities in Denver, Colorado.

Vari-L uses automated and semi-automated equipment to manufacture its commercial signal source components. This equipment includes “pick and place” machines, automated test stations, soldering robots, laser marking equipment and tape and reel equipment. The automated equipment improves product consistency and quality and reduces labor cost. Vari-L has three automated “pick and place” assembly lines which have been upgraded to meet higher demand. In 1998 and 1999, Vari-L automated other aspects of its manufacturing process and upgraded its “pick and place” capacity to meet increased demand. In 2000 and 2001, Vari-L continued to add additional manufacturing capacity, and it now has production capacity of more than twelve million parts per year. During fiscal year ended June 30, 2002, Vari-L automated other operations in the production process, thereby increasing quality and repeatability while lowering direct labor costs and cycle times.

Vari-L utilizes a modular approach to its commercial manufacturing, allowing the equipment to be used for several different products. This approach reduces the set-up time needed to change products, allowing Vari-L to respond quickly to customers’ demands.

Manufacturing of Vari-L’s other products is accomplished using hand-assembly techniques and some automated testing. The order fulfillment cycle for these products varies widely, from one to fifty-two weeks from the time the customer places an order. The volume of products produced is also smaller, with typical production lots of less than 100 pieces. Some of these components are assembled in Vari-L’s class 10,000 “clean room,” or by utilizing laminar flow benches.

Suppliers

There are many qualified suppliers and multiple procurement channels of raw materials and passive components used in Vari-L’s products and Vari-L commonly utilizes preferred suppliers. Vari-L generally utilizes a single source of supply for its active components, but these supply sources are available from multiple procurement channels, including the original equipment manufacturer and various distribution centers. On average, active components represent approximately 11% of the total procurement volume during a year. Vari-L is continuously attempting to identify alternative suppliers to minimize the risks of depending on a single supplier and reduce cost. Vari-L’s ability to use otherwise qualified alternative suppliers is sometimes limited, however, by the fact that some of its customers reserve the right to approve which suppliers Vari-L uses in manufacturing their products.

In the past, Vari-L sometimes increased its inventory of certain parts used in its products to reduce the risk of part shortages. However, this strategy exposed Vari-L to the countervailing risk of accumulating excess inventory. Additionally, changes in market demand for Vari-L’s products, combined with changes in product design can result in excess inventory parts.

Vari-L’s hi-rel signal source and military signal processing product lines use custom and unique materials. During the late 1990’s, demand in the military/aerospace marketplace declined. As a result, some of Vari-L’s suppliers exited the business and others adopted minimum lot buy policies. In some cases, Vari-L has found new suppliers to replace them. In other cases, Vari-L has elected to purchase portions of the excess inventory of those vendors who exited the business for use in its future products or it has re-designed the product to accommodate substitute parts.

Sales and Marketing

Originally, Vari-L’s primary business was to engineer, manufacture and market high-performance, high-reliability, RF and microwave signal source and signal processing components used in military/aerospace applications, such as missile guidance systems, advanced navigational systems and advanced radar systems. In 1993, Vari-L expanded its market focus to include the commercial market. Vari-L did so to lessen its susceptibility to cyclical trends in defense spending and to seek a share of the growing market for commercial wireless communications products. As a result of this shift, Vari-L’s business became less dependent on U.S. military spending and more dependent on the commercial telecommunications market. During the past year, demand for Vari-L’s core products sold to the telecommunications equipment providers has fallen dramatically. Vari-L has focused its new product development on products such as its YIG-based technology and its 3-dB hybrid couplers, which are not as dependant on the demand for wireless telecommunications equipment. Vari-L’s success remains heavily dependent, however, on its ability to deliver technological innovations of its own and in response to other requests from a variety of wireless customers.

Various aspects of Vari-L’s business are affected by governmental actions or policies. For example, the delays and other problems encountered, in the U.S. and elsewhere, in the authorization and allocation of new wireless frequencies in the last decade made it difficult to forecast demand for many of Vari-L’s products. Also, in some cases, the export of Vari-L’s products to certain countries may be restricted by the U.S. government for military or political reasons. These governmental actions are beyond Vari-L’s control, yet may significantly affect demand for its products.

Vari-L’s commercial signal source product line accounted for 73%, 84% and 85% of revenue for the years ended June 30, 2002 and 2001 and the twelve months ended June 30, 2000, respectively.

The following table summarizes Vari-L’s net sales by product line (in thousands of dollars):

	Fiscal Year Ended June 30, 2002	Fiscal Year Ended June 30, 2001	Twelve Months Ended June 30, 2000(1)
Commercial Signal Source Components	$15,615	$34,899	$25,079
Hi-Rel Signal Source Components	3,651	2,808	2,621
Military Signal Processing Components	1,848	1,318	1,366
Other Products	234	2,352	1,531

	$21,348	$41,377	$30,597

(1)	These financial data have not been audited. Please see “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 184.

Vari-L sells its products primarily through manufacturers’ representatives who promote and solicit orders for its products on a commission basis in exclusive marketing territories. Vari-L selects its manufacturers’ representatives on the basis of technical and marketing expertise, reputation within the industry, and financial stability. Vari-L’s goal is to engage manufacturers’ representatives who also represent other manufacturers with products complementary to, rather than competitive with, its products. Vari-L typically engages 14 to 16 manufacturers’ representative firms in the U.S.

Vari-L also has 20 manufacturers’ representatives covering 18 foreign countries. In addition, Vari-L has a direct-sales force team lead by the following principal positions:

•	Vice President of Sales & Marketing

•	Directors of Strategic Accounts (2)

•	Regional Sales Manager—East

•	Regional Sales Manager—West

•	Regional Sales Manager—International

•	Manager of Military Accounts

This team oversees and mentors Vari-L’s manufacturer representative network and also directly promotes its products through technical seminars and field visits to customers. Additionally, Vari-L uses other methods to directly promote its products, including its website, advertising in trade journals, authoring technical articles for publication in trade journals and participating in trade show product seminars and exhibitions.

Backlog

In Vari-L’s business, it is common practice for its large OEM customers (Ericsson, Motorola, Nokia, Microwave Data Systems and Siemens) to negotiate pricing with Vari-L in advance based on their estimated annual purchase volumes. Then, on a weekly basis, they place firm orders approximately two to six weeks prior to shipment. Vari-L’s policy is to report as backlog only firm orders for its products as represented by a purchase order. While Vari-L believes that the orders currently in its backlog are firm, ongoing changes and uncertainties in the wireless communications industry have resulted in delays or cancellations from its customers. In some cases, Vari-L bills customers for cancellation charges while in other cases, Vari-L is not able to bill or collect cancellation charges. This practice has resulted in both significant one-time benefits, as well as material and adverse effects. Therefore, Vari-L does not believe that its backlog is necessarily an accurate indicator of future sales. At June 30, 2002 and 2001, Vari-L’s backlog of undelivered orders was $2,523,000 and $6,249,000, respectively.

Customers

Vari-L’s principal customers are OEMs and contract manufacturers of communications equipment in either the commercial or military/aerospace marketplace. Many of Vari-L’s customers are large international and domestic companies with worldwide operations or prime contractors for military/aerospace work. Vari-L believes it has a strong reputation with these and other customers for high-performance products and solutions.

Vari-L’s key customers include ACAL Electronics, Agere, Hughes Network Systems, Ericsson, Motorola, Netro, Nokia, Microwave Data Systems, Siemens and Solectron in the commercial market, and Harris, Boeing (formerly Hughes), Lockheed Martin, Textron, Northrop Grumman, Raytheon and Saab Ericsson in the military/aerospace market.

The following represents the sales revenues from Vari-L’s largest customers as a percentage of Vari-L’s total sales:

	Fiscal Year Ended June 30, 2002	Fiscal Year Ended June 30, 2001	Six Months Ended June 30, 2000(1)
Nokia	18%	15%	14%
Motorola	17%	13%	20%
ACAL Electronics (includes Siemens)	13%	25%	14%
Solectron (contract manufacturer for Motorola and others)	8%	—	—

(1)	These financial data have not been audited. Please see “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 184.

Vari-L’s customers have historically purchased products from it as needed, rather than through long-term supply contracts. Vari-L does, however, enter into long-term purchase agreements with some of its larger customers that establish preferred vendor status for Vari-L and, in most cases, indicate estimated purchase quantities over the term of the agreement.

Competition

The market for virtually all of Vari-L’s products is extremely competitive and subject to rapid technological change. With respect to commercial signal source components, Vari-L’s largest competitors include Z-Com, Mini-Circuits and M/A-COM. Vari-L believes that Merrimac Industries is the largest competitor in the military signal processing market. Remec/Magnum is Vari-L’s primary competitor in the Hi-Rel signal source component market and Anaren Microwave is Vari-L’s primary competitor in the coupler market.

In addition to competing with various component manufacturers, Vari-L also must compete with current and potential communications equipment manufacturers who manufacture RF components internally, such as Ericsson, Lucent, Motorola, Nokia, Nortel Networks and Siemens.

Vari-L believes that its surface-mount products for commercial applications compete with other manufacturers’ products on the basis of their unique features, price and performance. Vari-L believes that its products manufactured for military/aerospace applications, including its signal processing components and Hi-Rel VCO’s, compete on the basis of quality and performance. These products are typically high-performance, high-reliability components, which are required to meet high quality system standards. Increasingly, these customers are willing to consider commercial alternatives to Vari-L’s military products.

In those situations where Vari-L has lost business in the past, Vari-L believes that one or a combination of four situations resulted in the selection of a competitor versus Vari-L:

•	The desire to maintain a current relationship with the competitor;

•	A lower price offered on the competitors product;

•	Better performance measures on the competitor’s product; or

•	The desire to conduct business with a competitor who has greater financial resources than Vari-L.

Vari-L expects increased competition from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. Vari-L’s failure to successfully compete in its markets would have a material adverse effect on its business, financial condition and results of operations.

Research and Development

Vari-L is focusing its research and development efforts in the following areas:

•	Application engineering,

•	Improvement of the Commercial Signal Source product line, and

•	Development of new product lines.

Vari-L’s research and development team focuses on developing both new base technologies and design methodologies for existing base technologies. The application and design engineering team uses these efforts and modifies and/or extends them to meet specific customer needs.

Vari-L has an ongoing product improvement program designed to maintain or extend the technology gap between Vari-L and its competitors. To this end, Vari-L is dedicating resources to the improvement of the phase noise performance of Vari-L’s commercial product lines. Additionally, Vari-L is employing research and development resources in order to release the YIG product to production.

Vari-L’s research and development expenses for the year ended June 30, 2002 were $2.7 million compared to $4.0 million for the year ended June 30, 2001 and $5.6 million for the twelve months ended June 30, 2000.

Patents

Consistent with other companies in its business, Vari-L relies on nondisclosure and noncompete agreements and trade secret laws to protect its confidential and proprietary information. Due to the rapid rate of technological change in the market, Vari-L believes that the ability to innovate is of greater importance in its business than the availability of patents and proprietary rights protection. Barriers to competitor entry for non-patented technology include the time and expense to design and manufacture components and the difficulty of marketing to Vari-L’s customers who have already designed its components into their equipment.

Vari-L currently has the following active U.S. patents:

U.S. Patent No.	Description	Expiration date
4,621,241	*Wide range electronic oscillator	11/4/03

5,619,172	High impedance ratio wideband transformer circuit	4/8/14

5,675,478	*Oscillator voltage regulator	10/7/14

5,742,213	Unbalanced to balanced high impedance ratio wideband transformer circuit	4/21/15

5,856,769	Continuously adjustable resonator	1/5/16

5,867,069	Orthogonally mounted substrate based resonators	2/2/16

5,903,431	Multiple single layer monolithic passive integrated circuits and method	5/11/16

5,982,243	*Oscillator selectively operable with a parallel tuned or a series tuned resonant circuit (switched mode oscillator)	11/9/16

5,999,061	*First and second oscillator circuits selectively coupled through passive output circuit to a load (passive switched oscillator output circuit)	12/7/16

*	Patent relates to signal source products.

Vari-L’s current design methods utilize patent numbers 4,621,241, 5,675,478 and 5,982,243. To the best of Vari-L’s knowledge, there are no asserted claims by other parties against these patents.

Government Regulation

In certain instances, Vari-L is required to obtain both Department of Commerce and Department of State export licenses before filling foreign orders. The Bureau of Export Administration has listed certain criteria whereby some of Vari-L’s products are regulated for export for reasons of national security, missile technology, and regional stability, principally with regard to military/aerospace applications. Any foreign sales of Vari-L’s products requiring export licenses must comply with these regulations.

Employees

Excluding contract/agency personnel, Vari-L had 173 employees as of January 31, 2003. None of Vari-L’s employees are covered by a collective bargaining agreement and Vari-L has not experienced any work stoppages. Vari-L believes that management has a good relationship with its employees and that employee morale is good at all levels.

To date, Vari-L has been able to attract the engineering, technical and other personnel required by its business. Several of Vari-L’s management and professional employees have advanced degrees. Such experienced professionals are in demand, and Vari-L must compete for their services with other organizations which may be able to offer more favorable salary and benefits. Historically, Vari-L’s turnover among technical and professional employees has been very low.

Financial Information about Geographic Regions

Vari-L attributes sales to customers based on the country to which the products are shipped. Net sales by country are as follows:

	Fiscal Year Ended June 30, 2002	Fiscal Year Ended June 30, 2001	Six Months Ended June 30, 2000(1)
	(in thousands of dollars)
United States	$8,985	$15,596	$7,464
China	3,800	1,532	—
Finland	2,995	4,110	1,297
England	1,349	5,393	3,938
Sweden	1,321	1,527	481
Germany	1,147	4,731	1,142
Italy	462	4,788	1,143
Canada	109	1,540	567
Other	1,180	2,160	1,126

Net Sales	$21,348	$41,377	$17,158

(1)	These financial data have not been audited. Please see “Vari-L Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 184.

Properties

Vari-L currently leases four buildings.

Vari-L leases a 31,000 square foot building in Denver, Colorado that is its principal executive office. This facility houses Vari-L’s administrative, sales and engineering functions as well as a pilot plant for pre-production and prototype development. The current lease rate on this building is $41,204 per month. Vari-L believes that the lease rate for this facility is approximately 70% higher than the fair market value lease rate of comparable facilities within the area. On November 12, 2002, Vari-L negotiated the right to terminate the lease for its principal executive office located in Denver, Colorado on June 30, 2003 for a payment of $594,000 and forfeiture of an existing security deposit of $81,000. The original termination date of the lease is August 31, 2013. In consideration of the option to terminate the lease early, Vari-L paid an additional security deposit of $50,000 to cover any damages associated with vacating the premises. In the event that Vari-L closes the asset sale prior to June 30, 2003, Vari-L would exercise its right to terminate the lease and pay the early termination fee within two business days of the closing. The total costs to terminate the lease including leasehold improvements that would be written off should this event occur are $879,000.

Vari-L leases a 13,500 square foot building in Denver, Colorado that is Vari-L’s main commercial products manufacturing facility. Vari-L leases this facility from a partnership that includes Vari-L’s former Chief Scientific Officer as the general partner. This lease expires on October 31, 2005 and the current lease rate is $10,801 per month. Vari-L believes that the lease rate for this facility is approximately double the fair market value lease rates for comparable facilities within the area. Vari-L is currently engaged in litigation with its landlord of this facility. See “The Vari-L Business—Legal Proceedings.”

Vari-L leases a 20,600 square foot building in Denver, Colorado that is its military/aerospace products manufacturing facility. This lease expires on June 30, 2003, and Vari-L is reviewing its facility needs to determine if Vari-L should renew this lease. The current lease rate is $10,920 per month.

Vari-L leases a 6,000 square foot warehouse facility in Denver, Colorado that is used as a machine shop and for storage of inventory, supplies, excess machinery and equipment, and corporate records. The lease expires on July 14, 2003 and the lease payment is $3,125 per month.

Legal Proceedings

Securities and Exchange Commission Investigation

In December 1999, Vari-L learned that the SEC was conducting an investigation to determine whether there were violations of the federal securities laws by Vari-L or any of its officers, directors or employees. The SEC’s investigation was focused primarily on Vari-L’s financial reporting and accounting practices and procedures from the fiscal year ended December 31, 1996.

In September 2001, Vari-L agreed to a settlement with the SEC under which Vari-L, without admitting or denying that it violated any laws, consented to the entry of an injunction prohibiting future violations by Vari-L of certain periodic reporting, record keeping, internal controls, proxy solicitation and antifraud provisions of the Exchange Act. On November 9, 2001, Vari-L’s settlement with the SEC was approved by the United States District Court for the District of Colorado pursuant to its judgment order Final Judgment as to Vari-L, Civil Action No. 01-WM-1903, Securities and Exchange Commission v. Vari-L, David G. Sherman, Jon L. Clark and Sarah E. Hume, United States District Court, District of Colorado.

Private Securities Class Action

A number of private shareholder class actions alleging violations of federal securities laws were filed against Vari-L and certain of its former officers in the United States District Court for the District of Colorado beginning in June 2000. Those actions have since been consolidated and an amended consolidated complaint has been filed by the class representatives. On November 21, 2001, Vari-L filed a motion to dismiss all claims against Vari-L in the consolidated private securities class action, Rasner v. Vari-L Company, Inc., Civ. No. 00-S-1181, D. Colo. Vari-L’s motion argued that the amended consolidated complaint alleges wrongdoing by former corporate employees in furtherance of their personal interests, as opposed to corporate interests, which does not state a claim for securities fraud against Vari-L. The class action representatives filed their response to Vari-L’s motion to dismiss and Vari-L filed a reply to that response but the court has not yet ruled on that motion.

On October 3, 2002, Vari-L and the class action representatives reached an agreement in principle for the settlement of the litigation and executed a memorandum of understanding (the “MOU”), subject to court approval. The MOU outlines the general terms of the proposed settlement and is intended to be used as a basis for drafting a stipulation of settlement (the “Stipulation”). The MOU contemplates that Vari-L will pay $250,000 in cash and issue 2.0 million shares of Vari-L’s common stock. The number of shares issuable pursuant to the MOU is subject to certain anti-dilution adjustments in the event Vari-L sells its common stock or securities convertible into its common stock below certain threshold prices. At June 30, 2002, Vari-L recorded a liability of $1.45 million representing the estimated cost to settle this litigation. Such liability reflects the cash portion of the settlement plus the estimated value of the common stock to be issued in the settlement based upon the closing price of Vari-L’s common stock on the date in which all substantive aspects with respect to the MOU were agreed upon.

Under the MOU, Vari-L is also required to transfer its claims against Joseph H. Kiser, David G. Sherman, Jon C. Clark and Derek L. Bailey to the plaintiffs. However, Vari-L will retain the claims from the lawsuit filed in the District Court for the City and County of Denver as a result of the Special Litigation Committee investigation, against David G. Sherman, Joseph H. Kiser, Joan Sherman, the Kaythern Sherman Trust and J.C. Enterprises. Vari-L will also assign to the plaintiffs any right it might have to proceeds or other damages from the Directors and Officers insurance policies with Reliance Insurance Company and Agricultural Excess and Surplus Insurance Company (AESIC). There can be no assurance that the court will accept Vari-L’s proposal. As described below under “—Global Settlement of Private Securities Class Action, Declaratory Judgment Action by Excess Insurer and Action against Former Officers,” Messrs. Sherman and Clark have executed settlement agreements and/or mutual releases with Vari-L, the terms of which preclude them from asserting claims against Vari-L for advancement or indemnification of their attorneys fees and other costs of defense. Messrs. Kiser and Bailey have also executed similar agreements. However, if the court does not approve the Stipulation and dismiss the actions with prejudice (or, in the case of Mr. Kiser, if he does not receive the consideration provided for in his settlement agreement), Messrs. Bailey and Kiser may assert claims against Vari-L for advancement or indemnification of their attorneys fees and other costs of defense, which claims may be material.

On January 22, 2003, Vari-L, the class action representatives and the individual defendants executed and filed the Stipulation with the United States District Court for the District of Colorado. Consistent with the MOU, the Stipulation provides that Vari-L will pay $250,000 in cash and issue 2.0 million shares of Vari-L’s common stock to settle the actions. The number of shares issuable pursuant to the Stipulation is subject to certain anti-dilution adjustments in the event Vari-L sells its common stock or securities convertible into its common stock below certain threshold prices. The Stipulation also requires Vari-L to assign to the plaintiffs any right it may have to proceeds or other damages from Vari-L’s directors and officers’ insurance policy with Reliance Insurance Company.

On January 29, 2003, the United States District Court for the District of Colorado issued its order preliminarily approving the settlement of the private securities class action, certification of the class, and the provision of notice to members of the class (the “Preliminary Approval”). The Preliminary Approval provides for a settlement hearing scheduled on March 28, 2003 to determine whether the proposed settlement of the litigation on the terms and conditions provided forth in the Stipulation is fair, just and reasonable to the class. The Preliminary Approval further provided for the mailing of notice of the proposed settlement to members of the class by February 4, 2003 and a publication of a summary notice of the proposed settlement in the Investor’s Business Daily on February 11, 2003.

The final settlement of the private securities class action is subject to several conditions and uncertainties, many of which are outside of Vari-L’s control. Such conditions include the issuance of an order by the court of a final judgment and order of dismissal of the actions with prejudice following a fairness hearing and the absence of or dismissal of any appeal to such final judgment. The court has scheduled the fairness hearing on the Stipulation on March 28, 2003. Vari-L anticipates that the 2.0 million shares to be issued under the Stipulation will be issued approximately two months after the issuance of a final judgment and order of dismissal of the actions with prejudice. Vari-L believes it is unlikely such shares will be issued prior to the closing of the asset sale. While Vari-L believes that the approval of the Stipulation and dismissal of the actions with prejudice are probable, there can be no assurance that the court will approve the Stipulation and dismiss the actions with prejudice.

Derivative Action

On August 21, 2002, the District Court, City and County of Denver dismissed the shareholder derivative action (Case No. 00-CV-6001) filed, purportedly on behalf of Vari-L, in District Court, City and County of Denver against Joseph Kiser, David Sherman, Jon Clark, Derek Bailey, Sarah Booher, David Lisowski, Anthony Petrelli, Jae Shim and Vari-L. The derivative plaintiff appealed the Court’s ruling to the Colorado Court of Appeals (Case No. 02-CA-1901). On November 12, 2002, the parties filed a stipulated voluntary dismissal of the appeal. On November 14, 2002, the Colorado Court of Appeals granted the stipulated dismissal and issued its mandate ordering that the appeal be dismissed.

Insurance Claims

Reliance Insurance Company is the issuer of the $5 million primary directors and officers’ liability insurance policy in effect for the period of time covered by the securities class action and the derivative action. In January 2002, the Reliance liquidator notified claimants concerning the procedures by which insureds and other claimants may file claims against the Reliance estate. Vari-L intends to file a claim against the Reliance estate, however, all rights under the claim have been assigned to the private securities class action plaintiffs pursuant to the Stipulation.

Declaratory Judgment Action by Excess Insurer

On June 5, 2001, AESIC, which had issued to Vari-L a $2.5 million excess directors and officers’ liability insurance policy for the period of time covered by the shareholder derivative action and private securities class action litigation referenced above, filed suit in United States District Court for the District of Colorado asking the court to find that it is not obligated to provide coverage, or in the alternative, seeking permission to rescind its policy. In connection with the execution of the Stipulation, Vari-L executed a settlement agreement and release with AESIC in which Vari-L and AESIC executed mutual releases. The parties to this action have executed a stipulation of dismissal, which will dismiss the action with prejudice. Vari-L anticipates that such stipulation of dismissal will be filed once the Stipulation has become a final order of the court hearing the private securities class action.

Action Against Former Officers

On December 5, 2001, Vari-L formed a special litigation committee (the “SLC”) of its board of directors. The SLC is comprised of two outside directors who joined Vari-L’s board of directors subsequent to the time of certain alleged wrongdoings as discussed in this section.

On December 20, 2001, the SLC retained independent counsel to advise the SLC in its investigation of the allegations of wrongdoing during prior periods by former employees, as well as current and former members of Vari-L’s board of directors. Additionally, the SLC suspended the advancement of certain legal fees and expenses being paid on behalf of certain of Vari-L’s former officers.

On March 19, 2002, Vari-L filed a lawsuit in the District Court, City and County of Denver, against Mr. David Sherman, Mr. Joseph Kiser, individuals, and J.C. Enterprises, a Colorado general partnership. Mr. Sherman is the former president of Vari-L and Mr. Kiser is the former Chairman of Vari-L’s board of directors and Chief Scientific Officer. Additionally, Mr. Kiser is the General Partner of J.C. Enterprises. Vari-L subsequently amended the complaint to add Ms. Joan Sherman and the Kaythern Sherman Trust as defendants. In its lawsuit, Vari-L sought to rescind certain employment and consulting agreements between Vari-L and Messrs. Kiser and Sherman, and to rescind certain stock and stock option grants made to them, on the basis that such agreements were entered into, and such stock option grants were made, based upon mistaken or misrepresented information regarding Vari-L’s true financial performance. Vari-L also sought to recover the compensation and bonuses paid to them as a result of such mistaken or misrepresented information. In addition, Vari-L sought to recover excessive rent it paid pursuant to a lease agreement between Vari-L and J.C. Enterprises in reliance on misrepresented information provided by Messrs. Kiser and Sherman. Vari-L added Ms. Sherman and the Kaythern Sherman Trust to this action because they may have received assets from Mr. Sherman that Vari-L may have been entitled to recover.

On May 30, 2002, David Sherman filed a counter-claim against Vari-L alleging that Vari-L breached its obligation to him by suspending payment of consulting fees under the termination and consulting agreement between him and Vari-L.

On July 8, 2002, Joseph Kiser filed counter-claims against Vari-L, Charles R. Bland, Richard P. Dutkiewicz, Gil J. Van Lunsen and David M. Risley alleging a variety of claims. Mr. Bland is Vari-L’s President and Chief Executive Officer. Mr. Dutkiewicz is Vari-L’s Vice President of Finance and Chief Financial Officer. Messrs. Risley and Van Lunsen are on Vari-L’s board of directors and are members of the SLC. The counter-claim alleged claims for: (i) violation of the Colorado Wage Act against all counter-claim defendants; (ii) breach of contract relating to Mr. Kiser’s employment agreement with Vari-L against Vari-L only; (iii) breach of contract relating to Vari-L’s promise to fulfill the obligations of Mr. Kiser’s employment agreement against Vari-L only; (iv) breach of contract relating to the indemnification agreements with Vari-L against Vari-L only; (v) promissory estoppel relating to Mr. Kiser’s retirement from Vari-L against Vari-L only; (vi) intentional interference with Mr. Kiser’s employment agreement with Vari-L against Mr. Bland only; and (vii) negligent misrepresentation relating to Mr. Kiser’s plans for retirement against Mr. Bland only.

Mr. Kiser’s employment contract required him to perform any directive of Vari L’s board of directors. Subsequent to March 19, 2002, Mr. Kiser has not performed any services for Vari-L. Since that date, Vari-L suspended all payments required by Mr. Kiser’s employment contract. Vari-L recorded approximately $203,000 of estimated liabilities representing the present value of post-employment health care obligations and a one time separation bonus to be paid to Mr. Kiser upon termination of contract payments.

Had Mr. Kiser prevailed in requiring Vari-L to comply with the terms of the employment contract, Vari-L could have been obligated to total future payments of approximately $1,400,000 payable over ten years. If Vari-L had been successful in its claims against Mr. Kiser, it could have been awarded as much as $5,600,000 plus attorneys’ fees. Additionally, Vari-L would have reversed all previously recorded liabilities associated with this matter.

Had Mr. Kiser prevailed on his breach of contract action related to the indemnification agreements he had with Vari-L, Vari L could have been liable for attorney fees and costs incurred in the various actions as well as for future covered attorney’s fees, the present amount of which is unknown.

Under Mr. Sherman’s termination and consulting agreement, Vari-L agreed to engage Mr. Sherman as a consultant for the period August 1, 2000 through July 31, 2001. As a consultant he was to receive compensation of $195,000 as consulting fees along with certain other benefits. Due to his failure to submit certain documentation for travel expenses in which amounts were advanced, Vari-L’s audit committee suspended payment of the consulting fees in October 2000 and terminated the agreement due to misappropriation of funds. During the quarter ended December 31, 2002, Vari-L recognized a $145,000 benefit from an insurance recovery for Mr. Sherman’s undocumented travel advances. Had Mr. Sherman prevailed on his breach of contract action, Vari-L could have been liable for amounts under his termination and consulting agreement, attorney fees and costs incurred in the various actions as well as for future covered attorney’s fees, the present amount of which is unknown.

Global Settlement of Private Securities Class Action, Declaratory Judgment Action by Excess Insurer and Action against Former Officers

In connection with the private securities class action, the declaratory judgment action by excess insurer and the action against former officers, Vari-L, the individual defendants in the private securities class action, AESIC, and the individual defendants in the action against former officers attended global settlement conferences on October 11, 2002 and December 10, 2002. All parties involved reached an agreement in principle for the global settlement of all litigation.

As part of the global settlement that resulted in the Stipulation, Vari-L has executed settlement agreements and/or mutual releases with all parties to the action against former officers. Under the terms of the settlement agreement with Mr. Kiser and J.C. Enterprises, Vari-L has agreed to pay $245,000 in total consideration; $230,000 to Mr. Kiser as well as $15,000 to his former attorneys to cover certain legal expenses. In return, Mr. Kiser agreed to a mutual general release including, but not limited to, releasing Vari-L, and Messrs. Bland, Dutkiewicz, Risley and Van Lunsen from all claims related to his employment agreement and the advancement or indemnification of attorneys’ fees and other costs of defense, subject to the settlement of the private securities class action. Under the terms of this settlement agreement, Vari-L agrees to continue to pay the current required rental amount under the existing lease, but Vari-L has the option to terminate the lease, after sufficient notice, in the event J.C. Enterprises contracts to sell the property during the remaining lease term.

Additionally, Vari-L has signed a mutual general release with Mr. Sherman, which, among other things, releases Vari-L from all claims related to his employment and separation agreements and any rights he may have had regarding advancement or indemnification of attorneys’ fees and other costs of defense. In consideration of the mutual release with Mr. Sherman, Mr. Sherman has agreed to transfer 100,813 shares of Vari-L’s common stock to Vari-L and Vari-L agreed to repay Mr. Sherman’s promissory note to Carolyn Kiser in the principal amount of $55,030. Vari-L also executed mutual releases relating to the litigation with Joan Sherman and the Kaythern Sherman Trust, which were signed on December 17, 2002.

The parties to Vari-L’s actions against former officers have executed a stipulation of dismissal, which will dismiss the action with prejudice. Vari-L anticipates that the stipulation of dismissal will be filed by Vari-L’s counsel once the Stipulation has received final approval from the court hearing the private securities class action and Vari-L pays Mr. Kiser and his former attorneys $245,000 as described above.

Additionally, Vari-L has signed mutual general releases with Messrs. Bailey and Clark, which, among other things, release Vari-L from all claims related to their employment and separation agreements and any rights they may have had regarding advancement or indemnification of attorneys’ fees and other costs of defense. Mr. Bailey’s mutual release is conditioned upon the settlement of the private securities class action.

Patent Litigation

On August 8, 2002, Anaren Microwave, Inc. filed a complaint against Vari-L in the United States District Court for the Northern District of New York for the alleged infringement by Vari-L of U.S. Patent No. 4,821,007. On November 19, 2002, Vari-L was served with the complaint. Anaren has requested damages in an unspecified amount and attorneys’ fees, costs and expenses. Vari-L and its counsel are investigating Anaren’s allegations. The complaint does not specify which of Vari-L’s products is alleged to infringe the intellectual property of Anaren, nor the exact nature of the alleged infringement. However, Vari-L believes that Anaren’s claim is directed at Vari-L’s coupler product line. The coupler product line is a recent product line which has only accounted for approximately [$8,600] of gross sales as of the date of this proxy statement/prospectus. Vari-L and Anaren have entered into discussions regarding the possibility of Vari-L’s purchase of a license to the Anaren technology that Vari-L is alleged to have infringed. There can be no assurance that such an agreement will be executed. Vari-L believes that the outcome of this matter will not have a material adverse effect on its financial condition, results of operations or liquidity.

VARI-L MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains “forward looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by Vari-L about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, Vari-L’s own forward-looking statements may also be inaccurate. On the other hand, based on what Vari-L knows today and what Vari-L expects in the future, it believes that the forward-looking statements made in this report are reasonable. In most cases, when words like “believe,” “expect,” “estimate,” “anticipate,” “project,” “plan,” or “predict” are used to describe something which has not yet occurred, Vari-L is making a forward-looking statement.

The following risks and uncertainties could cause Vari-L’s actual future financial and operating results to differ materially from its historical experience and its present expectations or projections: the risks and uncertainties discussed under “Risk Factors—Risks relating to the Asset Sale and the Dissolution of Vari-L,” the overall market for various types of wireless communications products, the success of the specific products into which its products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of its internal projections as to the demand for certain types of technological innovation, competitors’ products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ability to obtain additional sources of capital, the successful negotiation of the sale of its business, its exposure to the risks associated with the slowdown of the overall U.S. economy, its ability to accurately forecast product demand, increases in the price of its raw materials, the retention of its executive officers and qualified employees, the uncertainty of its international operations, the ability of its customers to pay their outstanding obligations, and the ultimate outcome of pending and threatened litigation and regulatory action. It is also important to remember that forward-looking statements speak only as of the date when they are made and Vari-L does not promise that it will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, Vari-L does not recommend that any person seeking to evaluate Vari-L should place undue reliance on any forward-looking statement in this report.

The following discussion and analysis should be read in conjunction with the selected financial data provided in “Vari-L Selected Historical Financial Data” and in the financial statements of Vari-L included in this proxy statement/prospectus and the notes thereto. Vari-L has been informed by its independent auditors that they could not express unqualified audit opinions for periods prior to June 30, 2000, based on their determination that the internal controls over inventory accounting and management systems prior to June 30, 2000 were not sufficiently reliable to enable them to audit the inventory quantities, and that they are unable to apply alternative auditing procedures to the inventory balances for periods prior to June 30, 2000. Due to the unauditable condition of Vari-L’s financial statements for periods prior to June 30, 2000 resulting from Vari-L’s insufficient internal controls over inventory accounting and management systems during such periods, shareholders are cautioned not to place undue reliance upon numbers relating to or affected by inventory for such periods, including costs of goods sold, net income or loss and retained earnings. Accordingly, Vari-L’s management has determined that it is advisable to phase out the use of financial statements for periods prior to June 30, 2000. The statement of operations data for the twelve months ended June 30, 2000 have been derived from unaudited financial statements not included in this proxy statement/prospectus and, other than with respect to numbers relating to or affected by inventory as discussed in the preceding sentence, in the opinion of Vari-L, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of this information when read in conjunction with the Vari-L audited financial statements and related notes included elsewhere in this proxy statement/prospectus. For more detail about these circumstances, please see “Vari-L Changes In and Disagreements with Accountants on Accounting and Financial Disclosure” and “The Vari-L Business—Legal Proceedings.” The statement of operations data presented below is not necessarily indicative of results for any future period. Vari-L’s operations consist of a single business segment—the design, manufacture and sale of a wide variety of radio frequency and microwave components and devices mainly used in the wireless communications industry.

Critical Accounting Policies and Estimates

This discussion and analysis of Vari-L’s financial condition and results of operations is based upon Vari-L’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Vari-L to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, Vari-L evaluates its estimates, including those related to revenue recognition, allowances for doubtful accounts, inventory valuation and commitments and contingencies. Vari-L bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Vari-L believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition and Allowances for Doubtful Accounts

Revenues are recognized at the time of shipment to, or acceptance by, the customer provided that title and risk of loss is transferred to the customer.

Vari-L maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is determined based on review of the overall condition of accounts receivable balances and review of significant past due accounts. Additionally, Vari-L maintains credit insurance on certain of its foreign accounts receivable. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Valuation

Vari-L values its inventories at the lower of cost or market on a part-by-part basis. Additionally, it makes estimates regarding the market value of its inventory, including an assessment of excess or obsolete inventory. Vari-L determines excess and obsolete inventory based on an estimate of the future demand within a specified time horizon, generally twelve months. The estimates Vari-L uses for demand are also used for near-term capacity planning and inventory purchasing and are consistent with Vari-L’s revenue forecasts. If Vari-L’s actual forecast is less than its demand forecast, Vari-L may be required to take additional excess inventory charges, which will decrease gross margin and net operating results in the future.

Commitments and Contingencies

Vari-L is party to various legal proceedings and claims, as well as various other commitments and contingencies. Vari-L has recorded a liability if it is both probable that an obligation has been incurred because of a transaction or event happening on or before the date of the financial statements and the amount of the obligation can be reasonably estimated.

All of Vari-L’s legal actions have the potential of a possible loss to Vari-L. Vari-L believes that certain of the actions could be potential gain contingencies. However, at this time Vari-L is unable to reasonably estimate the possible future cost, net loss or gain, if any, associated with certain of its pending legal proceedings.

Results of Operations for the Six Months Ended December 31, 2002 Compared with the Six Months Ended December 31, 2001

Net Sales

Net sales for the six months ended December 31, 2002 decreased 26.5% to $8.3 million compared with $11.3 million for the six months ended December 31, 2001. This decline is primarily due to approximately $2.0 million in price concessions granted to Vari-L’s more significant customers and to a lesser extent, a decrease in demand for the quantity of commercial signal source products. In benchmarking Vari-L’s decline in revenue against that of its competitors and its significant customers, the percentage decline Vari-L has experienced is consistent with that in the wireless telecommunications industry. Overall, Vari-L does not believe that its market share has deteriorated.

Revenue from commercial signal source products was $6.3 million for the six months ended December 31, 2002, a 27.6% decrease from $8.7 million for the six months ended December 31, 2001. Revenue from all other products was $2.0 million for the six months ended December 31, 2002, a 23.1% decrease from $2.6 million for the six months ended December 31, 2001. Revenue from all other products for the six months ended December 31, 2001 included fees earned from contract termination of approximately $257,000.

Gross Profit

Gross profit for the six months ended December 31, 2002 decreased 52.5% to $2.2 million, or 26.1% of net sales, compared with $4.5 million, or 40.2% of net sales, for the six months ended December 31, 2001. The gross profit percent in any period can be affected significantly by volume and price concessions.

Fixed manufacturing overhead adversely affects gross profit at lower sales levels. Accordingly, reduced sales levels combined with fixed manufacturing overhead levels comparable to prior periods has the effect of lowering gross profit as a percentage of sales. Additionally, changes in market demand for Vari-L’s products, combined with changes in product design can result in excess inventory parts. On a quarterly basis, Vari-L reviews its inventory on hand and firm purchase commitments versus our sales forecast to determine the adequacy of the existing reserve for excess and obsolete inventory.

Included in cost of goods sold for the six months ended December 31, 2002 is a charge of $215,000 for excess and obsolete inventory. Included in cost of goods sold for the six months ended December 31, 2001 is a charge of $122,000 for excess and obsolete inventory. Additionally, for the six months ended December 31, 2001, Vari-L recognized a benefit of $268,000 of recoveries for previously written-off inventory.

Selling Expenses

Selling expenses for the six months ended December 31, 2002 increased 6.1% to $1.4 million, or 16.4% of net sales, compared with $1.3 million, or 11.4% of net sales, for the six months ended December 31, 2001. The dollar increase in selling expenses was primarily attributable to an increase of $181,000 in salaries paid to certain new members of Vari-L’s sales management team offset by a decrease of $107,000 in commissions paid to manufacturer’s representatives as a result of reduced sales volume.

General and Administrative Expenses

General and administrative expenses for the six months ended December 31, 2002 decreased 12.0% to $3.0 million, or 35.9% of net sales, compared with $3.4 million, or 30.0% of net sales, for the six months ended December 31, 2001. The dollar decrease was primarily attributable to a decrease of $185,000 in salaries and benefits due to a decrease in personnel and reduced spending of $319,000 on independent contractors for accounting and information technology services. Offsetting these costs for the six months ended December 31, 2001 was a $145,000 benefit from an insurance recovery for undocumented travel advances to a former employee.

Research and Development Expenses

Research and development expenses for the six months ended December 31, 2002 increased 19.9% to $1.6 million, or 18.9% of net sales, compared with $1.3 million or 11.6% of net sales, for the six months ended December 31, 2001. The dollar increase was primarily attributable to $274,000 in salaries and benefits due to an increase in personnel.

Expenses Related to Workforce Reductions and the Proposed Transaction with Sirenza Microdevices, Inc.

As a result of the continuing weakness in the wireless industry and the impact it has had upon Vari-L’s revenues, Vari-L has had to reduce its workforce and incur severance expenses. Additionally, Vari-L has incurred certain transaction costs in connection with the asset purchase agreement. Such costs are defined under the Sirenza loan facility and include restructuring, severance benefits, legal and accounting fees and other related costs incurred. Expenses related to workforce reductions and the proposed transaction with Sirenza for the six months ended December 31, 2002 were as follows:

	Six Months Ended December 31,
	2002	2001
Legal fees	$413,000	$—
Severance expense	393,000	101,000
Other related costs	70,000	—

Total	$876,000	$101,000

Vari-L will continue to incur costs related to workforce reductions and the proposed transaction with Sirenza until the closing of the transaction with Sirenza, which as described more fully elsewhere in this proxy statement/prospectus is expected to occur during the second quarter of calendar 2003. Such costs payable contingent upon closing would also include investment banker fees and stay bonuses payable to certain key officers. However, as disclosed more fully elsewhere in this proxy statement/prospectus, the closing of the transaction with Sirenza is subject to the satisfaction or waiver of the closing conditions contained in the asset purchase agreement, many of which are outside of Vari-L’s control. Such conditions include the court’s approval of the stipulation of settlement regarding the private securities class action lawsuit as described in “The Vari-L Business—Legal Proceedings.” The settlement of the private securities class action lawsuit is subject to several conditions and uncertainties and Vari-L cannot predict the exact date upon which the court might approve the stipulation of settlement, if at all.

Expenses Relating to Accounting Restatements and Related Legal Matters, Net of Recoveries

In early 2000, Vari-L’s management commenced efforts to restate Vari-L’s previously issued financial statements after being notified by the Securities and Exchange Commission (the Commission) that the Commission was investigating its accounting and reporting practices. Certain costs incurred in conjunction with these efforts have been separately classified in Vari-L’s Statements of Operations as “Expenses relating to accounting restatements and related legal matters, net of recoveries.” Expenses included in this classification include the cost of external counsel for services provided in connection with shareholder lawsuits, the Commission’s investigation of Vari-L, legal fees and expenses of the special litigation committee of Vari-L’s board of directors, the costs incurred to settle the private securities class action and the action against former officers (net of recoveries), the cost of certain consultants and temporary labor hired to assist in the accounting restatements, and reimbursements to current and former employees of Vari-L for their legal fees and expenses.

The accounting restatements were completed in February 2001. Additionally, during October 2002 and December 2002, Vari-L, the individual defendants in the private securities class action, the Agricultural Excess and Surplus Insurance Company, and the individual defendants in the action against former officers attended global settlement conferences. All parties involved reached an agreement in principle for the global settlement of filed a Stipulation of Settlement (the “Stipulation”) with the United States District Court for the District of Colorado. On January 29, 2003, the United States District Court for the District of Colorado issued its order preliminarily approving the settlement of the private securities class action, certification of the class, and the provision of notice to members of the class (the “Preliminary Approval”). While Vari-L believes that final approval of Stipulation and the dismissal of the actions are probable, there can be no assurance that the court will approve the Stipulation and dismiss the actions.

Expenses relating to accounting restatements and related legal matters, net of recoveries, for the six months ended December 31, 2002, were as follows:

	Six Months Ended December 31,
	2002	2001
Legal fees incurred in connection with the shareholder lawsuits, Special Litigation Committee and the global settlement	$147,000	$151,000
Adjustment of previously recorded estimates of $286,000 (representing legal fees incurred by former officers, the present value of post-employment health care obligations and a one time separation bonus payable to Mr. Kiser) to $245,000 reflecting the settlement agreements	(41,000)	—
Adjustment of previously recorded estimates of $117,000 (representing net employment obligations payable to Mr. Sherman) to $0 reflecting termination of an agreement due to misappropriation of funds	—	(117,000)
Mr. Sherman’s transfer of 100,813 shares of common stock to Vari-L. The shares were valued at the closing market price on the date in which Mr. Sherman and the Company executed a mutual general release	(76,000)	—

Total	$30,000	$34,000

For the six months ended December 31, 2001, Vari-L recorded $151,000 of legal fees incurred in connection with shareholder lawsuits offset by a benefit of $117,000 resulting from an adjustment of an estimated liability recorded in a previous period.

Other Income (Expense)

Other income (expense), net, increased 463.2% to expense of $428,000 for the six months ended December 31, 2002 compared with expense of $76,000 for the six months ended December 31, 2001. The increase was primarily attributable to an increase in interest expense of $284,000 due to a larger balance of debt outstanding at December 31, 2002 as compared to December 31, 2001 at significantly higher interest rates as a result of the Sirenza loan facility.

Results of Operations for the Fiscal Year Ended June 30, 2002 Compared with the Fiscal Year Ended June 30, 2001

Net Sales

Net sales for the year ended June 30, 2002 decreased 48.4% to $21.3 million compared with $41.4 million for the year ended June 30, 2001. This decline is primarily due to a decrease in the demand for the quantity of commercial signal source products. In benchmarking Vari-L’s decline in revenue against that of its competitors and its significant customers, the percentage decline Vari-L has experienced is consistent with the slowdown in the wireless telecommunications industry. Overall, Vari-L does not believe that its market share has deteriorated.

Revenue from commercial signal source products was $15.6 million for the year ended June 30, 2002, a 55.3% decrease from the $34.9 million for the year ended June 30, 2001. Revenue from commercial signal source products for the year ended June 30, 2001 included fees earned from a contract modification of $295,000.

Revenue from all other products was $5.7 million for the year ended June 30, 2002, a 12.3% decrease from the $6.5 million for the year ended June 30, 2001. Revenue from all other products for the year ended June 30, 2001 included a significant end-of-life production run generating net sales of $809,000.

Gross Profit

Gross profit for the year ended June 30, 2002 decreased 60.6% to $7.7 million, or 36.1% of net sales, compared with $19.6 million, or 47.4% of net sales, for the year ended June 30, 2001. The gross profit percent in any period can be affected significantly by volume and unusual items.

Fixed manufacturing overhead adversely affects gross profit at lower sales volumes. Accordingly, the reduced sales level for the year ended June 30, 2002 had the effect of lowering gross profit as a percentage of sales. Additionally, changes in market demand for Vari-L’s products, combined with changes in product design can result in excess inventory parts, such as printed circuit boards. On a quarterly basis, Vari-L reviews its inventory on hand and firm purchase commitments versus its sales forecast to determine the adequacy of the existing reserve for excess and obsolete inventory.

Included in cost of goods sold for the years ended June 30, 2002 and 2001 are charges of $564,000 and $1.4 million, respectively, for excess and obsolete inventory. Additionally, for the year ended June 30, 2002, Vari-L charged $65,000 to cost of goods sold for severance costs related to a reduction in its work force. These charges were offset by $268,000 of recoveries for previously written-off inventory.

During the quarter ended June 30, 2002, Vari-L sold inventories with a net book value of approximately $250,000 for $75,000. As a result, Vari-L recorded a charge to cost of goods sold for $175,000. Additionally, due to the continuing decline in the industry and weak demand of Vari-L’s commercial signal source products, it offered certain of its preferred customers’ price decreases which resulted in a $152,000 decrement in gross margin for the quarter ended June 30, 2002.

Operating Expenses

Included in operating expenses are charges for non-cash stock compensation of $44,000 and $487,000 for the years ended June 30, 2002 and 2001, respectively. The charges for stock compensation principally relate to amortization of deferred stock compensation attributable to stock options granted at less than the market price of the common stock on the date of the grant. Of the $487,000 total amount of stock compensation expense recorded for the year ended June 30, 2001, $409,000 relates to options granted in December 1999. In December 2000, these options were re-priced at $34.50 per share, the market price of the common stock at the date of the original grant. As a result, the remaining unamortized stock compensation associated with these option grants was reversed in December 2000.

In April 2002, Vari-L filed a tender offer with the SEC which offered Vari-L’s employees the right to exchange all outstanding options to purchase shares of Vari-L’s common stock with an exercise price equal to $34.50 per share for replacement options to be granted no earlier than six months and one day from the expiration of the tender offer at an exercise price equal to no less than the fair market value of the common stock on the grant date. Under the terms and subject to the conditions set forth in the tender offer, 180,579 options were surrendered by eligible employees and cancelled on May 23, 2002. Vari-L issued replacement options to purchase an aggregate of up to 180,579 shares of common stock in exchange for the options surrendered pursuant to the tender offer on November 25, 2002.

Selling Expenses

Selling expenses for the year ended June 30, 2002 decreased 31.5% to $2.9 million, or 13.7% of net sales, compared with $4.3 million, or 10.3% of net sales, for the year ended June 30, 2001. The dollar decrease in selling expenses was primarily attributable to a decrease of $1.3 million in lower commissions paid to manufacturer’s representatives as a result of reduced sales volume and a decrease in charges for non-cash stock compensation.

General and Administrative Expenses

General and administrative expenses for the year ended June 30, 2002 decreased 33.6% to $6.4 million, or 30.1% of net sales, compared with $9.7 million, or 23.4% of net sales, for the year ended June 30, 2001. The dollar decrease was primarily attributable to $2.5 million in reduced spending on independent contractors for interim management and accounting services, the timing of audit fees paid in connection with the audit of Vari-L’s financial statements for the years ended June 30, 2001 and 2000 and a decrease in charges for non-cash stock compensation, partially offset by an increase in salaries and wages for the permanent transfer of personnel to assist in business development efforts, as well as new employees hired in 2002. Additionally, Vari-L recognized a $125,000 benefit from the recovery of a disputed amount that was written off in a previous period and a $145,000 benefit from an insurance recovery for undocumented travel advances to a former officer, offset by $20,000 for severance costs related to a reduction in Vari-L’s work force.

Research and Development Expenses

Research and development expenses for the year ended June 30, 2002 decreased 33.6% to $2.7 million, or 12.5% of net sales, compared with $4.0 million or 9.7% of net sales, for the year ended June 30, 2001. The dollar decrease was primarily attributable to a decrease of $1.1 million in lower salaries and benefits from the permanent transfer of personnel to assist in business development efforts, fewer employees engaged in research and development efforts, a reduction in stay bonuses and production bonuses paid to employees and a decrease in charges for non-cash stock compensation offset by $16,000 for severance costs related to a reduction in Vari-L’s work force.

Expenses Relating to Accounting Restatements and Related Legal Matters, Net of Recoveries

Expenses relating to the accounting restatements and related legal matters, net of recoveries for the year ended June 30, 2002 and 2001 were $1.8 million and $2.4 million, respectively.

Included in these expenses for the year ended June 30, 2002, is $1.45 million representing the approximate cost to settle the private securities class action as described in “The Vari-L Business—Legal Proceedings” offset by a benefit of $117,000 resulting from an adjustment of an estimated liability recorded in a previous period. These expenses include the cost of external counsel for services provided in connection with shareholder lawsuits and the SEC investigation, the cost of certain consultants and temporary labor hired to assist in the accounting restatements, and reimbursements to current and former employees for their legal fees and expenses. The accounting restatements were completed in February 2001, however Vari-L continues to incur costs related to shareholder litigation.

In December 1999, Vari-L learned that the SEC was conducting an investigation to determine whether there were any violations of the federal securities laws. In September 2001, Vari-L agreed to a settlement with the SEC. In December 2001, Vari-L formed a special litigation committee of its board of directors. The special litigation committee retained independent counsel to advise the committee in its investigation of allegations of wrong doing during prior periods by former employees, as well as current and former members of Vari-L’s board of directors. For the year ended June 30, 2002, approximately $226,000 of these expenses related to fees charged by the independent counsel to the special litigation committee.

Other Income (Expense)

Interest income decreased 88.5% to $48,000 for the year ended June 30, 2002 compared with $416,000 for the year ended June 30, 2001. The decrease was attributable to lower average cash balances available during the year for investing, along with lower interest rates on invested balances. Interest expense and other, net, decreased 83.1% to $187,000 for the year ended June 30, 2002 compared with $1.1 million for the year ended June 30, 2001. The decrease was primarily attributable to less interest expense as a result of a reduction in the outstanding debt and a decrease in the lender’s prime rate.

Results of Operations for the Fiscal Year Ended June 30, 2001 Compared with the Twelve Months Ended June 30, 2000

Net Sales

Net sales for the year ended June 30, 2001 increased 35.3% to $41.4 million compared with $30.6 million for the twelve months ended June 30, 2000. This improvement primarily reflects increased demand for commercial signal source products. Net sales from commercial signal source products was $34.9 million for the year ended June 30, 2001, a 39.0% increase from the $25.1 million for the twelve months ended June 30, 2000. The year ended June 30, 2001 included a significant end-of-life production run generating net sales of $809,000 and fees earned from contract modifications of approximately $295,000. Net sales from all other products was $6.5 million for the year ended June 30, 2001, an 18.2% increase from the $5.5 million for the twelve months ended June 30, 2000.

Gross Profit

Gross profit for the year ended June 30, 2001 increased 49.6% to $19.6 million or 47.3% of sales, compared with $13.1 million, or 42.8% of sales for the twelve months ended June 30, 2000. Included in cost of goods sold for the year ended June 30, 2001 is a charge of $1.4 million for obsolete and excess inventory, compared to $516,000 for the twelve months ended June 30, 2000. The higher gross profit margin in the 2001 period was primarily due to improved production yields and the absorption of manufacturing overhead over a larger volume of sales, the benefit from the end-of-life production run and contract modification, partially offset by inventory shrinkage and scrap and the above noted provision.

Operating Expenses

Included in operating expenses are charges for non-cash stock compensation. The charges for stock compensation principally relate to amortization of deferred stock compensation attributable to stock options granted at less than the market price of the common stock on the date of the grant. Of the $487,000 total amount of stock compensation recorded for the year ended June 30, 2001, $409,000 relates to options granted in December 1999. In December 2000, these options were reformed to $34.50 per share, the market price of the common stock on the date of the original grant. As a result, the remaining unamortized stock compensation cost associated with these option grants was reversed in December 2000.

The following table summarizes stock compensation expense included in each category of operating expenses (in thousands):

	Fiscal Year Ended June 30, 2001	Twelve Months Ended June 30, 2000
Selling:
Non-cash stock compensation	$78	$88
Other selling expenses	4,190	3,548

Total selling expenses	$4,268	$3,636

General and administrative:
Non-cash stock compensation	$180	$204
Other general and administrative expenses	9,484	4,232

Total general and administrative expenses	$9,664	$4,436

Research and development:
Non-cash stock compensation	$229	$259
Other research and development expenses	3,792	5,387

Total research and development expenses	$4,021	$5,646

Selling Expenses

Selling expenses for the year ended June 30, 2001 increased 17.4% to $4.3 million or 10.3% of net sales, compared with $3.6 million or 11.8% of net sales for the twelve months ended June 30, 2000. Excluding non-cash stock compensation, selling expenses for the year ended June 30, 2001 increased 18.1% to $4.2 million or 10.1% of net sales compared with $3.5 million or 11.4% of net sales for the twelve months ended June 30, 2000. The increase in selling expenses was primarily attributable to higher commissions paid to manufacturers’ representatives due to higher net sales.

General and Administrative Expenses

General and administrative expenses for the year ended June 30, 2001 increased 117.9% to $9.7 million or 23.4% of net sales, compared with $4.4 million or 14.4% of net sales for the twelve months ended June 30, 2000. Excluding non-cash stock compensation, general and administrative expenses for the year ended June 30, 2001 increased 124.1% to $9.5 million or 22.9% of net sales compared with $4.2 million or 13.7% of net sales for the twelve months ended June 30, 2000. The increase was primarily attributable to higher amounts paid to independent contractors for interim management and accounting services, stay bonuses paid to employees, higher insurance premiums, increased audit and legal fees, and severance costs associated with the retirement benefits accrued for the planned retirement of Vari-L’s former Chief Scientific Officer.

Research and Development Expenses

Research and development expenses for the year ended June 30, 2001 decreased 28.8% to $4.0 million or 9.7% of net sales, compared with $5.6 million or 18.3% of net sales for the twelve months ended June 30, 2000. Excluding non-cash compensation, research and development expenses for the year ended June 30, 2001 decreased 29.6% to $3.8 million or 9.2% of net sales, compared with $5.4 million or 17.6% of net sales for the twelve months ended June 30, 2000. The decrease was primarily attributable to the temporary transfer of research and development personnel to assist in manufacturing cost reduction efforts.

Expenses Relating to Accounting Restatements and the Related Shareholder Litigation

Expenses relating to the accounting restatements and the related shareholder litigation for the year ended June 30, 2001 were $2.4 million compared with $469,000 for the twelve months ended June 30, 2000. These expenses include the cost of external counsel for services provided in connection with shareholder lawsuits and the Securities and Exchange Commission investigation, the cost of certain consultants and temporary labor hired to assist in the accounting restatements, and reimbursements to current and former employees for their cost of counsel.

Total Other Income (Expense)

Interest income decreased 9.6% to $416,000 for the year ended June 30, 2001 compared with $460,000 for the twelve months ended June 30, 2000. The decrease was attributable to lower average cash balances available in the year for investing. Interest expense and other, net increased 21.1% to $1.1 million for the year ended  June 30, 2001 compared with $908,000 for the twelve months ended June 30, 2000. The increase was primarily attributable to interest and fees associated with forbearance agreements and higher interest rates on Vari-L’s former credit facility.

Net Loss and Loss Per Share

The net loss for the year ended June 30, 2001 was $1.4 million, or $0.20 per share, compared with a net loss of $1.6 million, or $0.25 per share, in the comparable period in 2000. Excluding the impact of stock compensation (which is a non-cash charge to earnings) and expenses relating to accounting restatements and related shareholder litigation (which management believes are not indicative of continuing operating expenses), net income for the year ended June 30, 2001 would have been $1.5 million, or $0.21 per share, compared with a loss of $558,000, or $0.09 per share, in the 2000 period.

Liquidity and Capital Resources

As of December 31, 2002, Vari-L’s working capital deficit was $2.0 million including cash and cash equivalents of $138,000. Operations consumed $2.4 million of cash primarily attributable to the net loss incurred during the six months ended December 31, 2002 offset by the reduction of accounts receivable through collections and lower sales volumes and the timing of payments of accrued expenses and liabilities. Vari-L’s net loss for the six months ended December 31, 2002 included charges of $876,000 for workforce reduction expenses and transaction costs incurred as a result of the asset purchase agreement and loan facility as described below. Additionally, Vari-L is in default of certain financial covenants of the loan facility as described below.

Cash provided by investing activities was primarily attributable to net borrowings of $254,000 against certain whole life insurance policies owned by Vari-L offset by capital expenditures of $127,000. Vari-L’s capital expenditures include purchasing new production equipment and implementing information technology e-commerce initiatives.

Cash provided by financing activities was primarily attributable to borrowings of $3.9 million under the Sirenza loan facility and financing Vari-L’s directors and officers insurance premiums offset by $1.5 million to repay Vari-L’s outstanding obligations under its loan agreement with Wells Fargo.

As of June 30, 2002, working capital was $2.0 million including cash and cash equivalents of $553,000. Operations generated $897,000 of cash primarily attributable to the reduction of accounts receivable through collections and lower sales volumes during the year. Additionally, Vari-L continued its focus of reducing inventory levels and increasing inventory turns. The cash generated from these efforts was partially offset by the net loss, adjusted for non-cash charges, the payment of semi-annual bonuses to employees and reduced accounts payable due to lower costs and expenses attributable to lower sales volumes.

Capital expenditures for the fiscal year ended June 30, 2002 were $953,000. Vari-L focused capital expenditures on further automation of existing production equipment and further development of its IT infrastructure.

Throughout the fiscal year ended June 30, 2002, Vari-L reduced its notes payable and long term obligations by $1.4 million.

Wells Fargo Credit Facility

On June 28, 2001, Vari-L entered into a credit facility with Wells Fargo consisting of, among other things, a revolving loan and a term loan. During fiscal 2002, Vari-L negotiated two amendments to avoid potential default under the credit facility due to the continuing softness of demand for its products and the general state of the wireless industry.

In late May 2002, Vari-L determined that it was not in compliance with the minimum tangible net worth covenant of the credit facility, which constitutes an event of default. In early July 2002, Vari-L received notice from Wells Fargo confirming that an event of default had occurred. Accordingly, the amounts outstanding as of September 30, 2002 and June 30, 2002 were classified as current. A default interest rate of 3% over the floating rate was charged against amounts outstanding under the loan agreement. No other default remedies were sought by the lender.

On September 26, 2002, Vari-L entered into a forbearance agreement with Wells Fargo for the period from September 26, 2002 to November 15, 2002. The forbearance agreement allowed Vari-L to borrow amounts on its revolving loan up to the lesser of the amount available under a borrowing base formula or $2,500,000. The credit facility was secured by substantially all of Vari-L’s accounts receivable, inventories, intellectual property and equipment. The forbearance agreement also imposed certain financial covenants along with limitations on capital expenditures and investments, and restricted certain payments and distributions.

At September 30, 2002, the interest rates on the revolving loan and the term loan were 8.75% and 10.25%, respectively. Vari-L had additional borrowing availability of $1.2 million under the revolving loan.

At June 30, 2002, the interest rates on the revolving loan and the term loan were 8.75% and 10.25%, respectively. Vari-L had additional borrowing availability of $1.8 million under the revolving loan.

As described below, initial proceeds from the Sirenza loan facility were used to pay amounts outstanding to Wells Fargo on October 7, 2002 and the credit facility was terminated.

For the period from May 2002 to August 2002, Vari-L received several indications of interest in an acquisition of all or substantially all of its assets or a potential private equity infusion. As a result, Vari-L decided to engage the investment-banking firm of Green, Manning & Bunch, Ltd. (GMB) to act as its financial advisor to assist in evaluating its strategic alternatives, including a financing transaction or the sale of all or part of Vari-L. Vari-L worked with GMB to identify potential financing sources and potential acquirers and held discussions with a number of parties on these potential transactions in August 2002. Potential acquirers were advised that Vari-L would require substantial bridge financing pending completion of any acquisition in order to repay the Wells Fargo credit line and to meet its working capital needs pending completion of any acquisition transaction.

Sirenza Loan Facility

On October 7, 2002, Vari-L entered into a loan agreement with Sirenza which provides for a $5.3 million senior secured loan facility. As a condition to the loan facility, Vari-L entered into an exclusivity agreement with Sirenza to evaluate a potential acquisition of all or substantially all of Vari-L’s assets.

The loan facility matures on September 25, 2003, is secured by substantially all of Vari-L’s assets and has an annual interest rate of 25% on outstanding amounts. Additionally, the loan facility is subject to covenants that among other things impose limitations on capital expenditures and investments, restrict certain payments and distributions and require Vari-L to maintain certain financial ratios based on a rolling three-month calculation.

Under the terms of the loan facility, Sirenza has provided for funding in two tranches. The first tranche consists of an initial term loan of approximately $1.4 million which was used to repay amounts outstanding under the loan agreement with Wells Fargo on October 7, 2002. The second tranche consists of additional term loans of up to approximately $3.9 million which may be drawn down in accordance with an agreed schedule. Vari-L expects to use the proceeds from any advances under the second tranche to fund its working capital requirements.

Vari-L’s ability to draw down amounts under the second tranche is conditioned upon, among other things, the absence of an event of default and Vari-L’s representations and warranties being true and correct at the time of such draw down request. Based upon Vari-L’s operating results for the three month period ended December 31, 2002, Vari-L is in default of the net operating loss covenant of the loan facility. The net operating loss covenant is defined as net operating loss excluding costs such as restructuring, severance benefits, extraordinary non-cash charges and legal and accounting fees incurred in connection with the proposed transaction with Sirenza. The covenant requires that Vari-L’s cumulative net operating loss not exceed a specified amount in any rolling three-month period; the maximum permitted operating loss for the three month period ended December 31, 2002 was $1,585,000. During the three month period ended December 31, 2002, Vari-L’s net operating loss for such period as defined in the loan facility was $1,656,000. For the three month period ended February 28, 2003, Vari-L also defaulted on its three-month rolling cash used in operations covenant. Under the terms of the loan facility, the default interest rate increased 5 percentage points from 25% to 30% effective January 1, 2003. Furthermore, Sirenza has the right to declare all amounts due on the loan immediately due and payable. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so. In the event that the asset sale does not close, even if the loan facility remains available, Vari-L may not have sufficient borrowing capacity to meet its obligations through June 30, 2003.

During January through March 2003, Sirenza advanced an additional $1.2 million under the loan facility. As of March 18, 2003, Vari-L had aggregate borrowings of $[4.7] million under the loan facility and $633,000 in borrowing availability. The loan facility does not provide for the cure of an existing breach of the net operating loss covenant for the three month period ended December 31, 2002 or the cash used in operations covenant for the three month period ended February 28, 2003. In the event Vari-L is unable to draw down future amounts under Tranche B, Vari-L may be required to seek additional capital through other sources; however, Vari-L’s ability is limited by the terms of the exclusivity agreement described below. There can be no assurance that Vari-L would be able to procure adequate funds in such an event. If such funds are not available, Vari-L may be forced to curtail or suspend its operations.

If Sirenza were to elect to declare the loan due and payable in full, Vari-L would most likely be required to file for bankruptcy protection and would be unable to consummate the asset sale. Filing for bankruptcy protection could have a material adverse effect on Vari-L’s relationships with its customers, suppliers and employees.

In the event of a change of control or execution of a definitive acquisition agreement by Vari-L with any party other than Sirenza, amounts outstanding under the loan facility are due in full within five business days. Additionally, Vari-L must pay a prepayment fee in the amount of $1,000,000. Under the terms of the loan facility, Vari-L may voluntarily prepay the first and second tranche loans provided that in the event of a change of control or execution of a definitive acquisition agreement with any party other than Sirenza within 180 days of such prepayment, Vari-L must pay the prepayment fee.

Additionally under the terms of the loan facility, at Sirenza’s option, the first tranche is convertible into 19.9% of Vari-L’s common stock on a fully diluted basis at the following times:

•	five business days prior to the maturity date of the first tranche loan,

•	the date Sirenza receives written notice of Vari-L’s intent to prepay the first tranche loan,

•	the date of the commencement of a tender offer by a party other than Sirenza, or

•	the date Vari-L executes a definitive acquisition agreement with another party.

The shares of common stock issuable upon conversion of the first tranche note are subject to certain registration rights as set forth in the resale registration rights agreement between the parties. Vari-L has amended its rights agreement with American Securities Transfer, Inc. to make the rights thereunder inapplicable to certain transactions with Sirenza that are approved by Vari-L’s board of directors, including the conversion of the first tranche note.

Pursuant to the terms of the exclusivity agreement, Vari-L has agreed, subject to certain exceptions, not to solicit acquisition proposals from other parties or otherwise negotiate with such parties with respect to an acquisition proposal. Such exclusivity period terminates upon the earlier of March 31, 2003 or the occurrence of certain other events. Under the exclusivity agreement, Vari-L has granted Sirenza a right of first refusal in the event that Vari-L receives any future offer to acquire it or substantially all of its assets. Such right of first refusal terminates upon the earlier of: the date that Sirenza advises Vari-L in writing that they are terminating all negotiations with us or that they are no longer interested in pursuing a transaction with us; such time as the loan facility has terminated and no loans remain outstanding thereunder; or such time as Sirenza defaults on its obligations to make loans to Vari-L pursuant to the loan facility.

As discussed above, Sirenza and Vari-L have entered into an asset purchase agreement for the sale of substantially all of the tangible and intangible assets of Vari-L. There can be no assurance that Vari-L will be successful in closing the asset sale.

Principal Executive Office Lease Amendment

On November 12, 2002, Vari-L negotiated the right to terminate the lease for its principal executive office located in Denver, Colorado on June 30, 2003 for a payment of $594,000 and forfeiture of an existing security deposit of $81,000. The original termination date of the lease is August 31, 2013. In consideration of the option to terminate the lease early, Vari-L paid an additional security deposit of $50,000 to cover any damages associated with vacating the premises. In the event that Vari-L closes the asset sale prior to June 30, 2003, Vari-L would exercise its right to terminate the lease and pay the early termination fee within two business days of the closing. The total costs to terminate the lease including leasehold improvements that would be written off should this event occur are $879,000.

Other

Vari-L owns various term life and whole life insurance policies in which certain former officers of Vari-L are named as the insured. Under these policies, Vari-L is entitled to 100% of the net death benefits. As of December 31, 2002, the aggregate death benefits receivable under these policies was approximately $6.2 million. Vari-L has not recorded any gain contingency associated with the aggregate death benefits receivable, however in the event of death, the net death benefit could be material to Vari-L’s financial condition, results of operations and liquidity.

Effect of Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) No. 142, “Accounting for Goodwill and Intangible Assets.” SFAS No. 142 provides that an intangible asset may be amortized over its respective estimated useful life to its estimated residual value in proportion to the economic benefits consumed. The method of amortization should be systematic and rational but need not necessarily be the straight-line method. Amortization is not required for intangible assets which are determined to have an indefinite useful life. Useful lives of amortizable intangible assets are required to be re-evaluated each reporting period. Vari-L adopted SFAS No. 142 in January 2002. Prior to adoption, Vari-L did not have any goodwill recorded. As a result, the adoption had no impact on Vari-L’s financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Adoption of SFAS No. 143 may result in increases in liabilities, assets, and expense recognition in financial statements. Vari-L does not anticipate a material impact on its financial condition or results of operations as a result of implementing this standard. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121, by requiring one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. Vari-L does not anticipate a material impact on its financial condition or results of operations as a result of implementing this standard.  SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. Vari-L does not anticipate a material impact on its financial condition or results of operations as a result of implementing this standard.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Generally, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized as incurred, whereas EITF Issue No. 94-3 required such a liability to be recognized at the time that an entity committed to an exit plan. Vari-L is currently evaluating the provisions of the new Rule, which is effective for exit or disposal activities that are initiated after December 31, 2002.

Qualitative and Quantitative Disclosures About Market Risk

Vari-L is exposed to certain market risks, including the effects of adverse changes in interest rates. Vari-L’s exposure to changes in interest rates results from borrowings with floating interest rates. At the present time, Vari-L has no financial instruments in place to manage the impact of changes in interest rates. As of June 30, 2002, Vari-L had notes payable outstanding of $1.5 million under its term loan at an interest rate of 10.25%. No amounts were outstanding under its revolving loan. Additionally, in connection with the acquisition of certain assets of Asvan Technology, LLC, Vari-L had $139,000 outstanding on a two-year promissory note at an interest rate of 10.00%. Vari-L estimates that a 10% upward movement in interest rates would have impacted its results of operations by less than $200,000 for the year ended June 30, 2002.

As of December 31, 2002, Vari-L had borrowed approximately $1.4 million under the first tranche of the Sirenza loan facility and approximately $2.1 million under the second tranche of the Sirenza loan facility at an annual interest rate of 25.0%. Effective January 1, 2003, the annual interest rate increased 5 percentage points to 30.0%. Vari-L estimates that a 1.0% upward movement in interest rates would have impacted its results of operations by less than $7,000 for the six months ended December 31, 2002.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” during October 2002, Vari-L entered into a loan agreement with Sirenza which provides for a  $5.3 million senior secured loan facility at an annual interest rate of 25% on outstanding amounts. Proceeds from the loan facility were used by Vari-L to pay all amounts outstanding under the Wells Fargo credit facility and the two-year promissory note payable to Asvan Technology, LLC.

CERTAIN VARI-L MANAGEMENT

The following section sets forth information regarding Charles R. Bland and his employment with Vari-L, who, pursuant to his offer letter with Sirenza, will serve as Sirenza’s Chief Operating Officer after the closing of the asset sale and Timothy G. Schamberger and his employment with Vari-L, who pursuant to his offer letter with Sirenza, will serve as Sirenza’s Vice President and General Manager, Signal Source Products Division after the closing of the asset sale.

Background Information

Charles R. Bland, the President, Chief Executive Officer and Director of Vari-L, age 54, joined Vari-L in May 2001 as Vari-L’s President and Chief Executive Officer. On December 26, 2001, he was appointed to the Board of Directors. From June 1, 2000 until he joined Vari-L, he served as the President of Growzone, Inc., a software company focused on the horticultural industry, and from June 1999 until June 2000, he was the President of AmericasDoctors.com, an Internet health care content site. From 1998 to 1999, Mr. Bland was the Chief Operating Officer at Quark Incorporated, provider of shrink wrap and client server software for the publishing industry. For the previous 24 years, Mr. Bland worked in positions of increasing responsibility with Owens Corning Fiberglas, a world leader in high performance glass composites and building materials, with his final assignment being President, Africa/Latin American Operations. Mr. Bland received his B.S., Accounting and Finance, from Ohio State University and his M.B.A. from the Sloan School, Massachusetts Institute of Technology.

Timothy G. Schamberger, the Vice President, Sales and Marketing of Vari-L, age 41, became Vari-L’s Vice President of Sales and Marketing in May 2002. Prior to joining Vari-L, he served in various capacities including Strategic Account Manager with M/A-COM Inc., a leading wireless RF components manufacturer since 1993. Mr. Schamberger’s previous experience also includes sales management and engineering positions with Allied Signal Aerospace Corp., a manufacturer of non-nuclear systems for nuclear weapons, and Wilcox Electric, a manufacturer of ground-based navigation aid equipment. Mr. Schamberger received his B.S.E.E. from Kansas State University in 1983.

Compensation

The following table shows information concerning compensation paid to Messrs. Bland and Schamberger for services rendered to Vari-L during the period beginning on January 1, 1999 and ending on June 30, 2002.

			Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year		Salary($)	Bonus($)	Other Annual Compen- sation($)		Restricted Stock Award(s)($)	Securities Underlying Options/ SARs(#)
Charles R. Bland President and CEO	2002 2001 2000 1999	* **	238,462 31,250 — —	20,100 — — —	10,000 1,538 — —	(1) (2)	— — — —	51,000 85,000 — —
Timothy G. Schamberger(3) Vice President Sales and Marketing	2002 2001 2000 1999	* **	19,038 — — —	— — — —	1,154 — — —	(4)	— — — —	25,000 — — —

*	The data presented is for the six months ended June 30, 2000.
**	The data presented is for the calendar year ended December 31, 1999.
(1)	Includes automobile benefit of $10,000.
(2)	Includes automobile benefit of $1,538.

(3)	Mr. Schamberger joined Vari-L on May 13, 2002 after the resignation of Mr. Timothy M. Micun.
(4)	Includes automobile benefit of $1,154.

Stock Option Grants and Exercises

The following table shows information concerning stock options granted to Messrs. Bland and Schamberger during the fiscal year ended June 30, 2002.

Name	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5%(1) and 10%(2)
Charles R. Bland	51,000	(3)	6.3%	$2.00	9/17/11	$64,147	$162,562
Timothy G. Schamberger	25,000	(3)	3.1%	$1.05	6/03/12	$16,508	$41,836

(1)	This column represents the potential realizable value of each grant of options, based on the assumption that the market price of shares of Vari-L’s common stock underlying the options will appreciate in value from the date of the grant to the end of the option term at the annual rate of five percent.
(2)	This column represents the potential realizable value of each grant of options, based on the assumption that the market price of shares of Vari-L’s common stock underlying the options will appreciate in value from the date of the grant to the end of the option term at the annual rate of ten percent.
(3)	Of this grant, all options were incentive stock options.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth, as to Messrs. Bland and Schamberger, certain information concerning stock options exercised during the fiscal year ended June 30, 2002 and the number of shares subject to exercisable and unexercisable stock options as of the end of such fiscal year. The table also sets forth certain information with respect to the value of stock options held by Mr. Bland as of the end of such fiscal year.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End(1)	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)
			Exercisable/ Unexercisable	Exercisable/ Unexercisable
Charles R. Bland	—	—	31,450/104,550	$0/$0
Timothy G. Schamberger	—	—	0/25,000	$0/$8,500

(1)	Under the terms of Vari-L’s tandem stock option and stock appreciation rights plan, all options became exercisable upon the signing of the asset purchase agreement
(2)	Based on the fair market value of Vari-L’s common stock on June 28, 2002 of $1.10, the closing price as quoted on the OTCBB.

Employment Agreement with Vari-L

Effective as of August 1, 2002, Vari-L entered into an employment agreement with Charles R. Bland. The agreement provides for an employment term of one year which automatically renews for an additional year on each subsequent August 1 without any further action on the part of Vari-L or Mr. Bland unless terminated under certain provisions of the agreement. Under the terms of the agreement, Vari-L will pay Mr. Bland an annual base salary as determined by the compensation committee of the board of directors. Mr. Bland is also eligible to receive annual incentive pay equal to 40% of his annual salary, which amount shall be based on his performance and merit and Vari-L’s financial success in the year to which the incentive pay corresponds. Additionally, under the terms of the agreement Mr. Bland receives an automobile allowance of $10,000 per year.

Either Vari-L or Mr. Bland can terminate Mr. Bland’s employment upon thirty days written notice at any time. However, in the event of an involuntary termination (which includes, without limitation, the resignation of Mr. Bland at his election not more than thirty days after a change of compensation, duties or benefits (as defined in the agreement)) during the twelve month period immediately following a change in control, the agreement provides for severance pay equal to two times Mr. Bland’s annual base salary plus two times 100% of his annual incentive pay opportunity and the continuation of his car allowance for two years. In the event of any other involuntary termination, the agreement provides for severance pay equal to one year’s worth of Mr. Bland’s annual base salary plus the same portion of Mr. Bland’s annual incentive pay opportunity for the one year following such termination as the average portion of the respective annual incentive pay opportunity paid to other executive officers of Vari-L during such year and the continuation of his car allowance for one year. Additionally, upon any involuntary termination, all unvested stock options and stock appreciation rights that have previously been granted to Mr. Bland will fully vest and remain exercisable for three months after such termination and to the extent that Mr. Bland or his dependents are covered under the terms of any medical and dental plans of Vari-L immediately prior to the termination, Vari-L will provide Mr. Bland and those dependents with the same or equivalent coverage until three months after any such termination of employment. In the event of voluntary termination after the completion of at least one full year of service to Vari-L, Mr. Bland’s severance pay would be equal to one month’s salary for every year of service completed up to a maximum of three month’s salary. In the event of Mr. Bland’s retirement, the agreement provides for severance pay equal to one month’s salary for every year of service completed to Vari-L up to a maximum of twelve month’s salary. In the event of Mr. Bland’s death, the agreement provides for severance pay equal to Mr. Bland’s then current annual base salary for the greater of one year or the remaining term of the agreement without additional extensions, together with any bonuses which the Board of Directors shall determine in its sole discretion to be due and payable to Mr. Bland.

Mr. Bland’s employment agreement also contains a covenant not to compete with Vari-L during the term of the agreement plus the greater of (i) one year or (ii) the period during which severance or consulting payments are being made to Mr. Bland.

On December 2, 2002, Mr. Bland entered into an amendment of his employment agreement and entered into an offer letter with Sirenza. For more information please see “—Amendment of Employment Agreement with Vari-L and Employment Arrangement with Sirenza” below.

Effective as of August 1, 2002, Vari-L entered into an employment agreement with Timothy G. Schamberger. The agreement provides for an employment term of one year which automatically renews for an additional year on each subsequent August 1 without any further action on the part of Vari-L or Mr. Schamberger unless terminated under certain provisions of the employment agreement. Under the terms of the agreement, Vari-L will pay Mr. Schamberger an annual base salary as determined by the compensation committee of the board of directors. Mr. Schamberger is also eligible to receive annual incentive pay equal to 25% of his annual salary, which amount shall be based on his performance and merit and Vari-L’s financial success in the year to which the incentive pay corresponds. Additionally, under the terms of the agreement Mr. Schamberger receives an automobile allowance of $10,000 per year.

Either Vari-L or Mr. Schamberger can terminate Mr. Schamberger’s employment upon thirty days written notice at any time. However, in the event of an involuntary termination during the six month period immediately following a change in control (with involuntary termination to include a unilateral election by Mr. Schamberger to terminate his employment agreement with Vari-L during such period), the agreement provides for severance pay equal to Mr. Schamberger’s annual base salary plus 100% of his annual incentive pay opportunity and the continuation of his car allowance for one year. In the event of a change in duties, compensation, or benefits (as defined in the agreement), at the election by Mr. Schamberger to terminate his employment agreement with Vari-L, the agreement provides for severance pay equal to six months worth of Mr. Schamberger’s annual base salary plus a pro rata share of his incentive pay earned over the last six months and the continuation of his car allowance for six months. In the event of any involuntary termination, the agreement provides for severance pay equal to six months worth of Mr. Schamberger’s annual base salary plus a pro rata share of his incentive pay earned over the last six months and the continuation of his car allowance for six months. Additionally, upon any involuntary termination, all invested stock options and stock appreciation rights that have previously been granted to Mr. Schamberger will fully vest and remain exercisable for three months after such termination and to the extent that Mr. Schamberger or his dependents are covered under the terms of any medical and dental plans of Vari-L immediately prior to the termination, Vari-L will provide Mr. Schamberger and those dependents with the same or equivalent coverage until three months after any such termination of employment. In the event of voluntary termination after the completion of at least one full year of service to Vari-L, Mr. Schamberger’s severance pay would be equal to one month’s salary for every year of service completed up to a maximum of three month’s salary. In the event of Mr. Schamberger’s death, the agreement provides for severance pay equal to the amount that would have been payable to Mr. Schamberger if there had been a voluntary termination on the date of Mr. Schamberger’s death.

Mr. Schamberger’s employment agreement also contains a covenant not to compete with Vari-L during the term of the agreement plus the greater of (i) one year or (ii) the period during which severance or consulting payments are being made to Mr. Schamberger.

On December 2, 2002, Mr. Schamberger entered into an amendment of his employment agreement and entered into an offer letter with Sirenza. For more information please see “—Amendment of Employment Agreement with Vari-L and Employment Arrangement with Sirenza” below.

Amendment of Employment Agreement with Vari-L and Employment Arrangement with Sirenza

Please see “Material Terms of the Asset Purchase Agreement—Interests of Vari-L Officers and Directors in the Asset Sale and Dissolution of Vari-L” and “Related Agreements—Employment Agreements” for information regarding the amendment of Messrs. Bland and Schamberger’s employment agreements with Vari-L and their new employment arrangements with Sirenza.

VARI-L CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

In a letter dated May 12, 2000, Haugen, Springer & Co., the then-current auditors and independent accountants for Vari-L, had advised Vari-L that new information had come to its attention which affected its reports on Vari-L’s financial statements for the years ended December 31, 1997 and 1998. In Vari-L’s Form 8-K filed on May 17, 2000, Vari-L announced that it would be restating its previously reported financial results for the quarter and year ended December 31, 1997, that the audit committee of Vari-L’s board of directors was continuing to investigate the accuracy of its prior financial statements, and that there could be further adjustments to those financial statements. Vari-L also announced that Vari-L’s audit committee had engaged Haugen Springer to assist with its internal investigation to evaluate certain of Vari-L’s accounting policies and practices, including but not limited to Vari-L’s policies and practices concerning the capitalization of labor expense and other costs. Vari-L’s audit committee requested, upon completion of that evaluation, that Haugen Springer issue new reports, if required, regarding Vari-L’s financial statements for the years ending 1997, 1998 and 1999.

On May 22, 2000, Vari-L filed its Form 10-Q, which included financial statements adjusted to reflect the correction of the 1997 overstatement of revenues and earnings. Attached as an exhibit to the Form 10-Q was a letter addressed to Vari-L’s audit committee from Haugen Springer, dated May 19, 2000, which stated that, because of the ongoing evaluation of other accounting issues relating to Vari-L’s financial statements for the years ending 1997 and thereafter, Haugen Springer would not permit the use of its name or inclusion of its review report in connection with the financial statements contained in Vari-L’s Form 10-Q.

By letter dated July 5, 2000, Haugen Springer resigned as auditors and independent accountants for Vari-L. In its letter of resignation, Haugen Springer stated that its resignation was prompted by the following circumstances: (i) the refusal of Vari-L’s former Controller to meet with Haugen Springer, (ii) statements attributed to other management personnel of Vari-L which led Haugen Springer to question whether it could rely on management’s representations, and (iii) the decision of Vari-L’s audit committee to engage KPMG LLP to assist Vari-L’s audit committee in its internal investigation of Vari-L’s prior financial statements, in place of Haugen Springer, and therefore, the likelihood that the investigation by KPMG LLP will be prolonged, which will result in a delayed issuance of revised financial statements and auditors’ reports. Additionally, Haugen Springer indicated that one or more “illegal acts,” within the meaning of Section 10A of the Securities and Exchange Act of 1934, had or may have occurred.

In its resignation letter, Haugen Springer referenced its concern that, in light of certain statements attributed to Vari-L’s management and a lack of cooperation from Vari-L’s former Controller, it was uncertain whether it could rely on management’s representations. While Haugen Springer did not specifically identify these management representations, Vari-L’s audit committee believes that it may refer to conflicting statements by certain members of management and representatives of Haugen Springer concerning the time at which Haugen Springer first became aware of facts relating to the 1997 overstatement of revenues and earnings as well as prior management representations concerning the capitalization of certain expenses, and the depreciation and amortization policies for certain assets.

In its July 5 letter, Haugen Springer also stated that, because it had not yet completed its investigation of, among other things, the recognition of certain of Vari-L’s revenues, the capitalization of certain expenses, and Vari-L’s depreciation and amortization policies for the years ended December 31, 1997, 1998 and 1999, and because the completion of that investigation is likely to be prolonged, Vari-L’s financial statements for those years, and Haugen Springer’s reports thereon, are not to be relied upon. A copy of Haugen Springer’s letter of resignation was sent to the Chief Accountant of the SEC.

Vari-L’s audit committee made the determination to retain KPMG LLP to assist Vari-L’s audit committee because it came to believe that, under the circumstances, Haugen Springer could not effectively evaluate Vari-L’s prior financial statements which it had audited.

The reports of Haugen Springer on Vari-L’s financial statements for the two fiscal years in the period ended December 31, 1999, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, prior to the commencement of Vari-L’s audit committee’s investigation of Vari-L’s prior financial statements in early 2000, there were no disagreements with Haugen Springer on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or which, if not resolved to the satisfaction of Haugen Springer would have caused Haugen Springer to make reference to the matter in connection with its report in connection with the audits of Vari-L’s financial statements for the years ended December 31, 1999. However, as stated above, Haugen Springer did not permit the use of its name or inclusion of its review report (which report was never completed or submitted to Vari-L) in connection with the financial statements contained in Vari-L’s Form 10-Q for the period ending March 31, 2000, and now has withdrawn its reports on Vari-L’s financial statement for years ended December 31, 1997, 1998 and 1999.

By letter addressed to the Securities and Exchange Commission dated July 18, 2000, Haugen Springer stated that it agrees with the above statements concerning Haugen Springer.

Effective September 12, 2000, Vari-L retained KPMG LLP as its new independent accountants to audit Vari-L’s December 31, 2000 financial statements. Vari-L authorized Haugen Springer to respond fully to any inquiries from KPMG relating to its engagement as Vari-L’s independent accountant. Beginning in June 2000 and through the date of engagement, Vari-L’s audit committee consulted with KPMG LLP in connection with Vari-L’s audit committee’s internal investigation of Vari-L’s financial reporting practices used in its prior financial statements which had been previously audited by Haugen Springer. In connection with its investigation, KPMG LLP issued a report to Vari-L dated September 14, 2000 which describes the views of KPMG LLP regarding Vari-L’s prior accounting practices and procedures, which are summarized as follows:

•	During its investigation and analysis, KPMG LLP identified several accounts receivable balances which appeared to be uncollectible and for which no allowance had been provided. Based on its analysis, Vari-L did not make adequate provision for uncollectible receivables on a timely basis.

•	Based on its analysis, KPMG LLP found that Vari-L had not established an adequate level of reserves for possible inventory obsolescence. KPMG LLP also found that returned inventory was improperly recorded as full value inventory rather then at its proper salvage value.

•	KPMG LLP determined that a significant portion of the account balance for prepaid expenses represented amounts that were, in fact, period expenses which should not have been recorded as assets.

•	The machinery and equipment balance included in the financial statements of Vari-L included the costs relating to finished unit prototypes that were, in fact, of limited future utility as capitalized machinery assets, and therefore should have been charged to expense. KPMG LLP also found that amounts capitalized as labor and related overhead incurred to install machinery in its facilities were not supported by time records of the individuals involved in the installations and the overhead burden rate applied to payroll costs was not supported by any analysis of the underlying costs. Additionally, Vari-L recorded depreciation based on lives that appear to be in excess of the useful lives of the equipment and capitalized as equipment a number of amounts that represent period costs.

•	Vari-L also capitalized significant amounts of labor and related overhead costs to maintain the existing facilities, labor and overhead costs incurred to develop new products, labor and overhead and third party costs in connection with Vari-L’s ISO registration and various other period costs that should have been expensed as costs.

•	Vari-L’s practice of recording sales prior to the completion and shipment of the products in many instances did not meet the requirements for revenue recognition.

•	A net deferred income tax liability was included on the balance sheets as of December 31, 1998, December 31, 1999 and March 31, 2000 before management was able to establish that it was more likely than not such deferred income tax liability would have been realized.

Vari-L requested that KPMG LLP review the disclosures above and provided KPMG LLP the opportunity to furnish Vari-L with a letter addressed to the Securities and Exchange Commission regarding any new information, clarification of the views expressed above, or the respects in which it did not agree with the statements made above. KPMG LLP has advised Vari-L that it does not consider it necessary to furnish such a letter.

Based on the information presented to Vari-L’s audit committee to date, Vari-L restated its audited financial statements for each of the fiscal year ending December 31, 1999 and the financial quarter ending March 31, 2000. However, due to the insufficiency of relevant information pertaining to these time periods, Vari-L was unable to procure an audit opinion with respect to these financial statements. Similarly, while Vari-L also believes that its audited financial statements for each of the fiscal years ending December 31, 1997 and 1998 are inaccurate, Vari-L was unable to restate such audited financial statements due to the insufficiency of relevant information, or procure an auditor’s opinion with respect to such financial statements. While the overall impact of the various inaccuracies in such financial statements cannot be determined at this time, such inaccuracies, if adjusted, could have a material adverse effect on Vari-L’s balance sheet as well as on the revenue and net income recognized by Vari-L during certain fiscal periods.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF VARI-L

The following table sets forth the number and percentage of shares of Vari-L’s common stock owned beneficially, as of February 20, 2003, by any person who is known to Vari-L to be the beneficial owner of five percent or more of Vari-L’s common stock, and, in addition, by each of Vari-L’s directors and certain of Vari-L’s current and former executive officers, and by all directors and executive officers as a group. Information as to beneficial ownership is based upon statements furnished to Vari-L by such persons. For purposes of this disclosure, the amount of Vari-L’s common stock beneficially owned is the aggregate number of shares of the common stock outstanding on such date plus an amount equal to the aggregate amount of common stock which could be issued upon the exercise of stock options within 60 days of such date by each individual, irrespective of exercise price.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Sirenza Microdevices, Inc.(1)(2)(3)(4) 522 Almanor Avenue Sunnyvale, California 94085	3,098,186	30.0%

Joseph H. Kiser(5) 6160 South Olathe Street Aurora, Colorado 80016	411,538	5.7%

Sarah L. Booher(6) 8253 Green Road Dansville, New York 14437	83,833	1.1%

David A. Lisowski(7) 4800 Dahlia Denver, Colorado 80216	56,050	*

Anthony B. Petrelli(8) 1675 Larimer St., #300 Denver, Colorado 80202	46,350	*

Gil J. Van Lunsen(9) 171 Crazy Horse Drive Durango, Colorado 81301	19,100	*

David M. Risley(10) 1284 North Telegraph Road Monroe, Michigan 48162-3390	11,750	*

Robert C. Dixon(11) 1807 Pine Mesa Grove Colorado Springs, Colorado 80918	6,700	*

Charles R. Bland(12) 4895 Peoria Street Denver, Colorado 80239	174,669	2.4%

Richard P. Dutkiewicz(13) 4895 Peoria Street Denver, Colorado 80239	77,962	1.1%

Ernest C. Hafersat(14) 6221 Songbird Circle Boulder, Colorado 80303	77,408	1.1%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Timothy M. Micun(15) 8155 Fairmount Drive, #1034 Denver, Colorado 80230	72,582	1.0%

Timothy G. Schamberger(16) 4895 Peoria Street Denver, Colorado 80239	32,827	*

Daniel J. Wilmot(17) 4895 Peoria Street Denver, Colorado 80239	181,946	2.4%

All Directors and Executive Officers as a Group (13 Persons)(18)	841,177	10.6%

*	Less than 1%.
(1)	Sirenza holds sole voting power for 2,125,971 shares, as described in footnote 2 below, and holds shared voting power for 972,215 shares as described in footnote 3 below.
(2)	Sirenza holds a promissory note issued by Vari-L to evidence a loan in the principal amount of $1,353,861.80. Upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party, the note principal becomes convertible at Sirenza’s option into common stock representing 19.9% of Vari-L’s common stock on a fully diluted basis as of the conversion date. The 2,125,971 shares disclosed herein represent the number of shares into which the note would have been convertible as of February 20, 2003 if one of the conversion events described above had occurred, based on the number of shares of Vari-L common stock outstanding as of February 20, 2003 and the number of common stock equivalents of Vari-L outstanding as of February 20, 2003.
(3)	Pursuant to stockholder support agreements entered into as of December 2, 2002 by Olin Acquisition Corporation, a wholly owned subsidiary of Sirenza (“Acquisition Sub”), Vari-L and certain officers and directors of Vari-L, Acquisition Sub has the power to vote or direct the voting of an aggregate of 972,215 shares of Vari-L Common Stock (including 717,570 shares issuable upon exercise of employee stock options exercisable within sixty (60) days) in certain circumstances.
(4)	Sirenza disclaims beneficial ownership of these shares.
(5)	Excludes options to purchase 265,000 shares which are subject to cancellation pursuant to a settlement agreement between Vari-L and Mr. Kiser. See “The Vari-L Business—Legal Proceedings.”
(6)	Includes 11,920 shares held by Ms. Booher pursuant to trust arrangements. Also includes options to purchase 51,000 shares. Does not include an additional 3,230 shares held by her husband, Robert Booher, for which shares she has disclaimed beneficial ownership.
(7)	Includes options to purchase 51,500 shares.
(8)	Includes options to purchase 43,000 shares.
(9)	Includes options to purchase 17,500 shares.
(10)	Includes options to purchase 10,500 shares.
(11)	Includes options to purchase 5,500 shares.
(12)	Includes options to purchase 136,000 shares.
(13)	Includes options to purchase 60,000 shares.
(14)	Includes options to purchase 60,000 shares.
(15)	Includes options to purchase 65,000 shares.
(16)	Includes options to purchase 25,000 shares.
(17)	Includes options to purchase 180,650 shares.
(18)	Includes options to purchase 717,570 shares.

DESCRIPTION OF SIRENZA CAPITAL STOCK

Sirenza’s restated certificate of incorporation provides for total authorized capital stock of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

The following description summarizes the material terms of Sirenza’s common stock. This summary is, however, subject to the provisions of Sirenza’s restated certificate of incorporation, which is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part, and by the provisions of applicable law.

Common Stock

As of February 14, 2003, there were 30,006,632 shares of common stock outstanding held of record by 207 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued by Sirenza pursuant to the asset purchase agreement will be fully paid and non-assessable.

Preferred Stock

Pursuant to Sirenza’s restated certificate of incorporation, Sirenza’s board of directors has the authority, without further action by the stockholders, to designate and issue up 5,000,000 shares of preferred stock in one or more series. Sirenza’s board of directors may designate the powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Sirenza’s board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Sirenza or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. As of the date of this proxy statement/prospectus, there were no shares of preferred stock outstanding and Sirenza had no present plans to issue any of the preferred stock.

Registration Rights

The holders of 1,605,897 shares of common stock or their transferees are entitled to registration rights with respect to these shares under the Securities Act. These rights are provided under the terms of an agreement between Sirenza and the holders of these securities. Subject to limitations in the agreement, these registration rights include the following:

•	The holders of at least a majority of these securities then outstanding may require, on two occasions, that Sirenza use commercially reasonable efforts to register these securities for public resale, provided that the anticipated aggregate offering price of such public resale would exceed $10,000,000.

•	If Sirenza registers any of its common stock either for its own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering, provided that these holders may not be reduced below 30% of the total number of shares included in the offering.

•	The holders of these securities may also require Sirenza, not more than once in any 12 month period, to register all or a portion of these securities on Form S-3, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters’ discounts or commissions, is at least $2,500,000.

•	Sirenza will be responsible for paying all registration expenses other than underwriting discounts and commissions, and the holders selling their shares will be responsible for paying all selling expenses.

Anti-takeover Effects of Provisions of Sirenza’s Certificate of Incorporation, Bylaws and of Delaware Law

Charter Documents

Provisions of Sirenza’s charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Sirenza. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Sirenza to first negotiate with Sirenza. These provisions could limit the price investors might be willing to pay in the future for Sirenza’s common stock and could have the effect of delaying or preventing a change in control. Sirenza believes that the benefits of increased protection of Sirenza’s ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of Sirenza’s common stock. These provisions include:

•	division of the board of directors into three separate classes;

•	elimination of cumulative voting in the election of directors;

•	prohibitions on Sirenza’s stockholders from acting by written consent and calling special meetings;

•	procedures for advance notification of stockholder nominations and proposals; and

•	the ability of the board of directors to alter Sirenza’s bylaws without stockholder approval.

In addition, subject to limitations prescribed by law, Sirenza’s board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of Sirenza’s outstanding voting stock.

Delaware Law

Sirenza is also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or following the date of the transaction the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. Sirenza expects the existence of this provision to have an anti-takeover effect with respect to transactions that Sirenza’s board of directors do not approve in advance. Sirenza also anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. Sirenza has not opted out of Section 203.

Transfer Agent and Registrar

The transfer agent and registrar for Sirenza’s common stock is Mellon Investor Services. Mellon’s address is Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey 07660 and its telephone number is (201) 296-4000.

COMPARISON OF RIGHTS OF HOLDERS OF VARI-L

COMMON STOCK AND SIRENZA COMMON STOCK

Vari-L is a Colorado corporation governed by the Colorado Business Corporations Act or the CBCA. Sirenza is a Delaware corporation governed by the Delaware General Corporation Law. The rights of Vari-L shareholders are governed by Vari-L’s articles of incorporation and bylaws, and the rights of Sirenza stockholders are governed by Sirenza’s restated certificate of incorporation and bylaws. The following is a summary of the material differences between the rights of Vari-L shareholders and Sirenza stockholders, which is provided in light of the possibility that Vari-L may distribute to its shareholders shares of Sirenza common stock in connection with the dissolution of Vari-L.

Authorized Capital Stock

Vari-L

The authorized capital stock of Vari-L consists of 50,000,000 shares of common stock.

Sirenza

The authorized capital stock of Sirenza consists of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock.

Number of Directors

Vari-L

Vari-L’s board of directors currently consists of seven members.

Sirenza

Sirenza’s board of directors currently consists of five members.

Changes in the Number of Directors

Vari-L

Vari-L’s articles of incorporation provide that the number of directors shall not be less than three. Vari-L’s bylaws provide that the exact number of directors is to be determined by a majority of the board of directors, within a range of three to nine. Any director may resign effective upon giving written notice to the president or the secretary, unless the notice specifies a later time for the effectiveness of the resignation. If the board of directors accepts the resignation of a director tendered to take effect at a future time, the board or the shareholders have the power to elect a successor to take office when the resignation is to become effective.

Sirenza

Sirenza’s certificate of incorporation and bylaws provide that the setting of the authorized number of directors and any changes to the authorized number of directors may be effected only by resolution of the board of directors. Sirenza’s bylaws further provide that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director.

Election of Directors

Vari-L

Vari-L’s bylaws provide that members of the Vari-L board of directors are to be elected at each annual meeting of shareholders. Each director, including a director elected to fill a vacancy, holds office until his or her successor is elected, except as otherwise provided by the CBCA. Colorado law permits, but does not require, a staggered board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. Vari-L’s articles of incorporation and bylaws do not provide for a staggered board.

Sirenza

Delaware law permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. Sirenza’s certificate of incorporation and bylaws provide for a classified board, pursuant to which the board is segregated into three classes of equal size, or as nearly equal as possible, with one class of directors standing for election each year. Accordingly, Sirenza’s bylaws provide that a portion of the board of directors is elected each year by a majority vote of outstanding stockholders.

Cumulative Voting for Directors

Vari-L

A Colorado corporation has cumulative voting for directors unless expressly prohibited by the articles of incorporation. Vari-L has expressly prohibited cumulative voting in its articles of incorporation.

Sirenza

Cumulative voting must be expressly provided for in the certificate of incorporation of a Delaware corporation. The certificate of incorporation of Sirenza does not provide for cumulative voting.

Removal of Directors

Vari-L

Under the CBCA and Vari-L’s bylaws, any or all of a corporation’s directors may be removed with or without cause if the removal is approved by a majority of the shares entitled to vote, unless the corporation’s articles of incorporation allow removal only for cause, at a meeting called expressly for such purpose. However, a director may only be removed if the number of votes cast in favor of removal exceed the number of votes cast against removal. Where the holders of the shares of any class are entitled to elect one or more directors, Vari-L’s bylaws require that such directors may only be removed by such shareholders entitled to elect such directors.

Sirenza

Sirenza’s bylaws state that a director may be removed only with cause by the holders of a majority of the shares then entitled to vote at an election of directors.

Liabilities of Directors; Directors’ Fiduciary Duties

Vari-L

Under Colorado corporate law, the business and affairs of a corporation are managed by or under the direction of its board of directors. Directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of the shareholders. Under the Colorado statute, a director is generally protected from liability to the corporation or its shareholders for actions taken in good faith, in the exercise of the care an ordinarily prudent person would exercise and in a manner he or she reasonably believes to be in the best interest of the corporation. In discharging his or her duties, a director is entitled to rely on information prepared by officers, employees, legal counsel, public accountants or any other persons as to matters the director reasonably believes are within such person’s professional or expert competence, or in the case of a director, a committee of the board of directors in which the director is not a member if the director reasonably believes the committee merits competence. Under the Colorado statute, the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability for breach of the director’s duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, distributions made in violation of certain statutory requirements or any transaction from which the director directly or indirectly derived an improper personal benefit. The articles of incorporation of Vari-L contain such an elimination of personal liability.

The CBCA provides for personal liability for directors for distributions made in violation of statutory provisions or the articles of incorporation of the corporation and for certain conflicting interest transactions. Under the CBCA, the term “conflicting interest transaction” means:

•	a loan or other assistance by a corporation to a director of the corporation or to an entity with which a director is affiliated as its director or officer or has a financial interest in the entity;

•	a guaranty by a corporation of an obligation of a director or of an obligation of an entity with which a director is affiliated; or

•	a contract or transaction between a corporation and a director or between the corporation and an entity with which a director is affiliated.

Under the CBCA, no conflicting interest transaction is void or voidable or will give rise to an award of damages or other sanctions solely because the conflicting interest transaction involves a director of the corporation or an entity with which a director is affiliated or solely because the director is present at or participates in the meeting of the board of directors which authorizes, approves, or ratifies the conflicting interest transaction or solely because the director’s vote is counted for such purpose if:

•	the material facts as to the director’s relationship or interest and as to the conflicting interest transaction are disclosed or are known to the board of directors or the committee, and a majority of the disinterested directors in good faith authorize, approve, or ratify the conflicting interest transaction, even if the disinterested directors are less than a quorum;

•	the material facts as to the director’s relationship or interest and as to the conflicting interest transaction are disclosed or are known to the shareholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved, or ratified in good faith by a vote of the shareholders; or

•	the conflicting interest transaction is fair as to the corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof or the shareholders.

Sirenza

Under Delaware corporate law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of the stockholders. Under Delaware corporate law, the duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self interest, and in a manner which the directors reasonably believe to be in the best interests of the stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the Delaware General Corporation Law, liabilities for directors extend to the payment of unlawful dividends or unlawful stock purchases or redemptions. The Delaware statute also contains a provision relating to transactions which may represent a potential conflict of interest for directors. The statute also provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if:

•	the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and a majority of the board or committee in good faith authorizes the contract or transaction, even though the disinterested directors be less than a quorum;

•	the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•	the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, or a committee or the stockholders.

Under the Delaware statute, common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Accordingly, the statutory provisions relating to conflicting interest transactions are substantially the same under the Colorado and Delaware statutes. Under the Delaware statute, a director is fully protected in determining whether a dividend may be lawfully declared or stock lawfully purchased or redeemed and in the performance of his or her duties in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any person as to matters the director reasonably believed to be within the person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Under the Delaware statute, the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The certificate of incorporation of Sirenza contains such an elimination of personal liability.

Indemnification Of Corporate Agents

Vari-L

Under the CBCA, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if that person conducted himself or herself in good faith and reasonably believed in the case of conduct in an official capacity, that his or her conduct was in the corporation’s best interest; and in all other cases, that his or her conduct was at least not opposed to the corporation’s best interest; and in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful. Under the Colorado statute, the corporation may not, without court approval, indemnify a director in connection with a proceeding by or for a corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging that the director derived an improper personal benefit. Indemnification under the statute is limited to reasonable expenses incurred in connection with the proceeding.

Unless otherwise limited by the corporation’s articles of incorporation, the statute requires that a corporation indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director. The corporation may, by determination of its board, advance expenses to directors if a director furnishes to the corporation a written affirmation of the director’s good faith belief that the director has met the standard for indemnification set forth in the statute, the director furnishes to the corporation an obligation to repay any such advancement of expenses if it is later determined that the director was not entitled to indemnification, and a determination is made that the facts then known would not preclude indemnification under the statute. Unless prohibited by the articles of incorporation of the corporation, a court may order indemnification if it determines that a director is entitled to indemnification under the statute.

Unless otherwise provided in the articles of incorporation of the corporation, an officer is entitled to the same mandatory indemnification and court ordered indemnification as a director under Colorado law and the corporation may indemnify and advance expenses to any officer, employee, fiduciary, or agent of the corporation to the same extent as the director and the corporation may also indemnify and advance expenses to any officer, employee, fiduciary, or agent who is not a director. Colorado corporations may purchase insurance on behalf of any person entitled to indemnification by the corporation against liability incurred in an official capacity regardless of whether the person may actually be indemnified under the provisions of the statute. The articles of incorporation of Vari-L provide that Vari-L shall have the right to indemnify any person to the fullest extent allowed by Colorado law except as limited by Vari-L’s bylaws. With respect to its directors, Vari-L has eliminated personal liability for its directors to the fullest extent allowed by Colorado law, except for liability to Vari-L or its shareholders for a director’s breach of his or her duty of loyalty to Vari-L, acts not in good faith, knowing misconduct or intentional violation of the law. Vari-L’s bylaws contain provisions which generally track the statutory indemnification provisions of the CBCA.

Sirenza

The Delaware General Corporation Law generally provides that subject to certain restrictions contained in the statute, a Delaware corporation may indemnify any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the corporation or other than by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another business entity. A person who has been successful on the merits or otherwise in any suit or matter covered by the indemnification statute must be indemnified against expenses incurred by him in connection therewith. Indemnification is authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. The determination is to be made by a majority vote of the directors who are not parties to the action, or if there are no such directors, by independent counsel or by the stockholders. Expenses incurred in defense may be paid in advance of the final disposition of the suit upon receipt of an undertaking by the person to be indemnified to repay any such amount if it is ultimately determined that he or she was not entitled to indemnification. The indemnification or advancement of expenses provided by the Delaware General Corporation Law is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability incurred in an official capacity regardless of whether the person can be indemnified under the statute. The bylaws of

Sirenza provide that Sirenza shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the general corporation law of Delaware and the certificate of incorporation of Sirenza. The certificate of incorporation of Sirenza provides that Sirenza may indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. The certificate also releases its directors from personal monetary liability to the corporation and its stockholders for any breach of fiduciary duty to the fullest extent permitted by the general corporation law of Delaware.

Although the provisions of the CBCA and the Delaware General Corporation Law are similar with respect to the ability of directors, officers, employees and agents of the corporation to seek indemnification from the corporation, the provisions of the Delaware General Corporation Law contain fewer limitations on the ability of such parties to seek indemnification from a corporation and accordingly permit indemnification in more circumstances than the Colorado statute.

Appraisal Rights

Vari-L

Shareholders of Colorado corporations are entitled to exercise certain appraisal rights in the event of a merger, share exchange, sale, lease, exchange or any other disposition of all or substantially all of the property and assets of the corporation. Under Colorado law dissenting shareholders are entitled to object to the proposed corporate action and obtain the payment of the fair value of his or her shares in the corporation. The Colorado statute specifies a procedure whereby the shareholder must perfect his or her appraisal rights. The appraisal rights of a shareholder of a Colorado corporation are set forth in Annex E to this proxy statement/prospectus. Shareholders of Vari-L are entitled to exercise such appraisal rights with respect to the asset sale.

Sirenza

A Delaware corporation may, but is not required to, provide in its certificate of incorporation that appraisal rights shall be available to stockholders in the event of an amendment to the certificate of incorporation, the sale of all or substantially all of the assets of the corporation or the occurrence of any merger or consolidation in which the Delaware corporation is a constituent company. No such provision is included in the certificate of incorporation of Sirenza.

Under Delaware law and in the event that the certificate of incorporation does not speak to such matters, stockholders are entitled to certain limited rights of appraisal in the event of a merger or consolidation of the corporation. The Delaware statute, like the Colorado statute, entitles the dissenting stockholder to payment for the fair value of his or her shares. However, unlike the Colorado statute, under the Delaware statute and unless otherwise provided in the certificate of incorporation, appraisal rights are available only for mergers or consolidations of the corporation. Furthermore, no appraisal rights are available, under Delaware law, for the stockholders of a Delaware corporation that is the surviving corporation in a merger if the merger did not require stockholder approval. Moreover, no appraisal rights are available to stockholders of a Delaware corporation in a merger for any shares of stock which, at the record date for the vote on such merger, were either (a) listed on a national securities exchange or quoted on the Nasdaq National Market System (Nasdaq-NMS) or (b) held of record by more than 2,000 stockholders. In any event, appraisal rights are available to Delaware stockholders if the stockholders are required by the terms of an agreement of merger or consolidation to accept for such stock of the constituent corporation anything except (a) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (b) shares of stock of any other corporation, or depository receipts in respect thereof which shares of stock or depository receipts at the effective date of the merger or consolidation will be listed on a national securities exchange or designated as a national market systems security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a) and (b); or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a), (b) and (c).

Generally speaking, appraisal rights are available in fewer circumstances and are subject to more limitations under Delaware law than under Colorado law. In addition, the procedures required of a stockholder in order to perfect appraisal rights and to obtain the payment of fair value for shares are more onerous under the Delaware statute than under the Colorado statute.

Dividends—Source of Dividends

Vari-L

The CBCA provides that distributions to shareholders may be paid provided that after giving effect to the distribution, the corporation is able to pay its debts, the total assets of the corporation would not be less than the sum of its liabilities and, unless otherwise permitted in the articles of incorporation of the corporation, there will remain the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those shareholders receiving the distribution. The bylaws of Vari-L impose similar limitations on distributions to shareholders.

Sirenza

The Delaware General Corporation Law provides that dividends may be paid either out of surplus (i.e. the excess of the net assets of the corporation over the amount of capital designated by the board of directors) or, if none, the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except in cases where the capital is diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock having a preference upon the distribution of the assets. The differences with regard to source of dividends between the Delaware and Colorado statute are not likely to have a material effect on the calculation or payment of dividends by either Vari-L or Sirenza.

Dividends—Stock Dividends

Vari-L

The CBCA provides that unless otherwise provided in the articles of incorporation, shares of stock may be issued pro rata and without consideration to the shareholders or to the shareholders of one or more series of its shares. Shares of one class or series may not be issued as a share dividends in respect of another class unless the articles of incorporation so authorize, such issuance is approved by a majority of the votes entitled to be cast by the class or series to be issued, or there are no outstanding shares of the class or series to be issued. Vari-L’s bylaws provide that if a dividend is to be paid in shares of the corporation’s authorized but unissued capital stock, the directors must direct that there be designated as capital in respect of such shares an amount which is not less than the aggregate par value of par value shares being declared as a dividend, unless such shares are being distributed pursuant to a split-up or a division of its stock rather than as a payment of a stock dividend. Vari-L’s articles of incorporation authorizes one class of stock: common stock.

Sirenza

The Delaware General Corporation Law provides that dividends may be paid in the corporation’s capital stock. It further provides that if a dividend is to be paid in shares of the corporation’s theretofore unissued capital stock, the directors must, by resolution, direct that there be designated as capital in respect of such shares an amount which is not less than the aggregate par value of par value shares being declared as a dividend. No such designation as capital is necessary if shares are being distributed by a corporation pursuant to a split-up or a division of its stock rather than as a payment of a dividend declared payable in the stock of a corporation. The

Delaware statute contains no general prohibition on the issuance of share dividends from one class as dividends with respect to another class. Sirenza’s certificate of incorporation authorizes two classes of stock: common stock and preferred stock.

Reduction of Capital

The Delaware General Corporation Law provides that a corporation may reduce its capital in a variety of specified methods, including: by reducing the capital represented by shares of capital stock which had been retired; by applying to an otherwise authorized purchase or redemption of outstanding shares of its capital stock, some or all of the capital represented by the shares being purchased or redeemed or any capital that has not been allocated to any particular class of its capital stock; by applying to an otherwise authorized conversion or exchange of outstanding shares of its capital stock, some or all of the capital represented by the shares being converted or exchanged, or some or all of any that has not been allocated to any particular class of its capital stock, or both, to the extent that such capital in the aggregate exceeds the total aggregate par value or the stated capital of any previously unissued shares issuable upon such conversion or exchange; or by transferring to surplus (i) some or all of the capital not represented by any particular class of its capital stock; (ii) some or all of the capital represented by issued shares of its par value capital stock, which capital is in excess of the aggregate par value of such shares; or (iii) some of the capital represented by the issued shares of its capital stock without par value.

The foregoing may be conducted without the approval of the corporation’s stockholders, provided that the assets remaining after the reduction are sufficient to pay any debts not otherwise provided for. The CBCA contains no directly corresponding provision. The statutory scheme for capitalization of Colorado corporations differs from the Delaware statute in that concepts such as “capital” and “surplus” are not addressed under the Colorado statute. The effect of this difference is not material to the rights of shareholders.

Issuance of Additional Stock

Vari-L

Subject to limitations prescribed by Colorado law, Vari-L’s board of directors has the authority to issue up to 50,000,000 shares of common stock of Vari-L (including shares of common stock of Vari-L currently issued and outstanding).

Sirenza

Subject to limitations prescribed by Delaware law, Sirenza’s board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to fix the designation, powers, preferences and rights of those shares and the qualifications, limitations or restrictions of any wholly unissued shares, and to issue up to a total of 200,000,000 shares of common stock of Sirenza (including shares of common stock of Sirenza currently issued and outstanding).

Inspection of Books and Records

The CBCA provides that any person who has been a shareholder of record for at least three months or who is the holder of record of at least 5% of the outstanding shares of a corporation may make an inspection of the corporation’s books and records. The Delaware General Corporation Law generally provides that any stockholder may inspect the corporation’s books or records.

Shareholder Voting on Mergers and Certain Other Transactions

Vari-L

Both Delaware and Colorado law generally require that the holders of a majority of the outstanding capital stock of both acquiring and target corporations approve statutory mergers and the holders of a majority of the outstanding capital stock of target corporations approve the disposition of substantially all of the target’s assets otherwise than in the ordinary course of business. Colorado law does not require a shareholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its articles of incorporation) if:

•	the merger agreement does not amend the existing articles of incorporation;

•	each share of the stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; and

•	the shares of authorized, unissued shares or treasury shares of common stock of the surviving corporation and/or the shares, securities or obligations convertible into such stock to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Unless one of these exceptions is available, Colorado law requires that a majority of the shareholders of both acquiring and target corporations approve statutory mergers. Neither the articles of incorporation or the bylaws of Vari-L alter the statutory requirements for shareholder approval of mergers or asset sales.

Sirenza

Under Delaware corporate law, whenever the approval of the stockholders of a corporation is required for an agreement of merger or consolidation or for a sale, lease or exchange of all or substantially all of its assets, such agreement, sale, lease or exchange must be approved by the affirmative vote of the owners of a majority of the outstanding shares entitled to vote thereon. Notwithstanding the foregoing, under Delaware law, unless required by its certificate of incorporation, no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize a merger if:

•	the agreement of merger does not amend in any respect the certificate of incorporation of such constituent corporation;

•	each share of stock of the constituent corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into the common stock are to be issued under such agreement of merger, or the number of shares of common stock issued or so issuable does not exceed 20% of the number thereof outstanding immediately prior to the merger.

In addition, Delaware corporate law provides that a parent corporation that is the record holder of at least 90% of the outstanding shares of each class of stock of a subsidiary may merge the subsidiary into the parent corporation without the approval of the subsidiary’s stockholders or board of directors and without the approval of the parent’s stockholders. Neither the certificate of incorporation or the bylaws of Sirenza alter the statutory requirements for stockholder approval of mergers or asset sales.

Business Combinations with Interested Shareholders

The Delaware General Corporation Law contains a prohibition, subject to certain exceptions, on business combinations by a Delaware corporation with interested stockholders for a period of three years following the date that such holder became an interested stockholder unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, by at least 66 2/3% of the outstanding voting shares of that corporation, excluding shares held by that interested stockholder.

Interested stockholders are generally defined under the statute as stockholders owning 15% or more of the outstanding voting stock of the corporation. This general prohibition was designed to discourage hostile take-over attempts of Delaware corporations by third parties. The Sirenza certificate of incorporation authorizes its board of directors, without any action by the stockholders of Sirenza, to issue up to 5,000,000 shares of its preferred stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the Sirenza board of directors without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of Sirenza or the removal of its management.

The CBCA contains no corresponding prohibition on business combinations with interested shareholders.

Shareholder Rights Plan

Vari-L

Vari-L has adopted a shareholder rights plan that, among other things, discourages some types of transactions that may involve an actual or threatened change of control of Vari-L. Holders of shares of Vari-L common stock issued and outstanding are entitled to one right for each such share of common stock from Vari-L, upon the redemption of which they are entitled to purchase one share of Vari-L’s common stock. The purchase right is exercisable upon the acquisition of, or the notification of an intent to acquire, a beneficial ownership of 25% or more of Vari-L’s outstanding common stock, with certain exceptions. The asset sale does not trigger the purchase right.

Sirenza

Sirenza has not adopted a stockholder rights plan.

Preemptive Rights

Vari-L

Neither Vari-L’s articles of incorporation nor its bylaws contain any provisions relating to preemptive rights.

Sirenza

Neither Sirenza’s certificate of incorporation nor its bylaws contain any provisions relating to preemptive rights.

Annual Meetings

Vari-L

Under Vari-L’s bylaws, the board of directors may fix the date and time of the annual meeting of shareholders. However, if there is a failure to hold the annual meeting for a period of six months after the close of the corporation’s most recently ended fiscal year or fifteen months after its last annual meeting, the applicable district court, as determined according to the CBCA, may summarily order a meeting to be held upon the application of any shareholder or other party who has called for a special meeting that was not held or for which notice was not given within the requisite time period. Notwithstanding these provisions, the failure to hold an annual meeting by a Colorado corporation does not affect the validity of any corporate action and does not work a forfeiture or dissolution of such corporation.

Sirenza

The bylaws of Sirenza require the company’s board of directors to designate the date and time of each annual meeting. Under Delaware corporate law, if the annual meeting for the election of directors is not held on the designated date, or action by written consent to elect directors in lieu of an annual meeting has not been taken, the directors are required to cause that meeting to be held as soon as is convenient. If there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the designated date for the annual meeting, or if no date has been designated for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Special Meetings

Vari-L

A special meeting of the shareholders of a Colorado corporation may be called by a company’s board of directors or the holders of shares entitled to cast not less than 10% of the votes to be cast at the meeting. Similarly, the bylaws of Vari-L allow special meetings to be called by the holders of shares entitled to cast not less than 10% of the votes to be cast at the meeting.

Sirenza

Under Delaware corporate law, a special meeting of the stockholders may be called by the board of directors or any other person as may be authorized by the certificate of incorporation or bylaws. The Sirenza bylaws provide that special meetings of Sirenza stockholders may be called only by the Sirenza board of directors and that only business proposed by the board of directors may be considered at special meetings of Sirenza stockholders, except to elect directors if all board seats are vacant.

Action by Shareholders Without a Meeting

Vari-L

Under Colorado law, any action that may be taken at a meeting of the shareholders may be taken without a meeting only if such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes. Vari-L’s bylaws do not restrict the ability of Vari-L’s shareholders to act by written consent.

Sirenza

Delaware corporate law permits the stockholders of a corporation to consent in writing to any action without a meeting, unless the certificate of incorporation of that corporation provides otherwise, provided the consent is signed by stockholders having at least the minimum number of votes required to authorize that action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. The bylaws and the certificate of incorporation of Sirenza do not permit the Sirenza stockholders to act by written consent without a meeting.

Charter and Bylaw Amendments

Vari-L

Under Colorado corporate law, an amendment or change to the articles of incorporation generally requires the approval of the board of directors, followed by the approval of such amendment by the affirmative vote of the owners of a majority of the outstanding shares entitled to vote thereon, with limited exception for certain matters that do not require shareholder approval. When an amendment of the articles would adversely affect the rights of a class of stock or the rights of a series of a class, Colorado corporate law provides that the enactment of the amendment also requires the affirmative vote of the owners of a majority of the outstanding shares of such class or series. Furthermore, Colorado corporate law provides that, unless otherwise provided in the articles, an amendment of the articles of a corporation need not be adopted by the board of directors prior to its submission to the shareholders for approval if it is proposed by a petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon.

The CBCA provides that a corporation’s bylaws may be amended by the board of directors or by shareholders. Vari-L’s articles of incorporation and bylaws also allow the board of directors to amend Vari-L’s bylaws without shareholder approval.

Sirenza

Under Delaware corporate law, an amendment or change to the certificate of incorporation generally requires the approval of the board of directors, followed by the approval of such amendment by the affirmative vote of the owners of a majority of the outstanding shares entitled to vote thereon. When an amendment of the certificate would adversely affect the rights of a class of stock or the rights of a series of a class, Delaware corporate law provides that the enactment of the amendment also requires the affirmative vote of the owners of a majority of the outstanding shares of such class or series. Sirenza’s certificate of incorporation or bylaws do not alter the statutory requirements for the amendment to the certificate of incorporation.

Under Delaware corporate law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon provided that any corporation may, in its certificate of incorporation, confer this power upon the directors. However, the power vested in the stockholders shall not be divested or limited where the board of directors also has such power. Sirenza’s certification of incorporation does confer the right to the board of directors to amend Sirenza’s bylaws without stockholder consent.

Other

The foregoing summarizes the material differences in the corporation laws of the two states and the provisions of the charter documents and bylaws of Vari-L and Sirenza. You should also refer to the CBCA, the Delaware General Corporation Law and the charter documents of Vari-L and Sirenza. Copies of the charter documents and bylaws of Vari-L and Sirenza are available at their respective principal executive offices. See “Where You Can Find More Information.”

LEGAL OPINION

The validity of the shares of Sirenza common stock to be issued to Vari-L upon the closing of the asset sale will be passed upon for Sirenza by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Vari-L is represented in connection with the asset sale by Cooley Godward LLP, Broomfield, Colorado.

EXPERTS

The consolidated financial statements of Sirenza Microdevices, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in the Proxy Statement of Vari-L Company, Inc. which is referred to and made a part of this Prospectus and Registration Statement of Sirenza Microdevices, Inc., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Vari-L Company, Inc. included in this proxy statement/prospectus as of and for the years ended June 30, 2002 and June 30, 2001 have been audited by KPMG LLP, independent auditors, as stated in their report, which is included elsewhere in this proxy statement/prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The selected historical financial data of Vari-L Company, Inc. included in this proxy statement/prospectus as of and for the years ended June 30, 2002 and June 30, 2001 have been derived from financial statements that have been audited by KPMG LLP, independent auditors, as stated in their report, which is included elsewhere in this proxy statement/prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The balance sheet data as of June 30, 2000 included in the selected historical financial data of Vari-L Company, Inc. included in this proxy statement/prospectus has been derived from financial statements that have been audited by KPMG LLP but which are not included in this proxy statement/prospectus.

The financial statements of Xemod Incorporated (a development stage company) as of October 31, 2001 and 2000 and for the years then ended and for the period from April 5, 1994 (inception) to October 31, 2001 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Xemod’s ability to continue as a going concern as described in Note 1 to the financial statements of Xemod) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Sirenza and Vari-L file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Sirenza files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at “http://www.sec.gov.”

Sirenza filed a registration statement on Form S-4 to register the offer and sale of the Sirenza common stock to be issued to Vari-L in the asset sale. This document is a part of that registration statement and constitutes a prospectus of Sirenza in addition to being a proxy statement of Vari-L for the Vari-L shareholder meeting.

Requests for documents relating to Sirenza should be directed to Sirenza Microdevices, Inc., 522 Almanor Avenue, Sunnyvale, California, 94085, Attn: Investor Relations. Requests for documents relating to Vari-L should be directed to Vari-L Company, Inc., 4895 Peoria Street, Denver, Colorado, 80239, Attn: Investor Relations.

You should rely only on the information contained in this proxy statement/prospectus to vote on the asset purchase agreement and the asset sale. Vari-L has not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/ prospectus is dated [March     , 2003].

You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than [March     , 2003], and neither the mailing of the proxy statement/prospectus to Vari-L shareholders nor the issuance of Sirenza common stock in the asset sale shall create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the Sirenza common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this document or in its affairs since the date of this proxy statement/prospectus. The information contained in this document with respect to Vari-L was provided by Vari-L. The information contained in this document with respect to Sirenza and its subsidiaries was provided by Sirenza.

SIRENZA MICRODEVICES, INC. AND VARI-L COMPANY, INC.

INDEX TO FINANCIAL STATEMENTS

Sirenza Microdevices, Inc.:

Audited

Report of Ernst & Young LLP, Independent Auditors	F-3

Consolidated Balance Sheets—December 31, 2002 and 2001	F-4

Consolidated Statements of Operations—Years ended December 31, 2002, 2001 and 2000	F-5

Consolidated Statements of Stockholders’ Equity—Years ended December 31, 2002, 2001 and 2000	F-6

Consolidated Statements of Cash Flows—Years ended December 31, 2002, 2001 and 2000	F-7

Notes to Consolidated Financial Statements	F-8

Schedule II—Valuation and Qualifying Accounts	F-37

Xemod Incorporated (a development stage company):

Audited

Report of PricewaterhouseCoopers LLP, Independent Accountants	F-38

Balance Sheet—October 31, 2001 and 2000	F-39

Statement of Operations—Year ended October 31, 2001 and 2000, and period from April 5, 1994 (inception) to October 31, 2001	F-40

Statement of Shareholders’ Equity (Deficit)—Period from April 5, 1994 (inception) to October 31, 2001	F-41

Statement of Cash Flows—Year ended October 31, 2001 and 2000, and period from April 5, 1994 (inception) to October 31, 2001	F-42

Notes to Financial Statements	F-43

Xemod Incorporated:

Unaudited

Balance Sheet—June 30, 2002	F-53

Statement of Operations—Eight Months ended June 30, 2002 and 2001	F-54

Statement of Shareholders’ Equity (Deficit)—Eight Months ended June 30, 2002	F-55

Statement of Cash Flows—Eight Months ended June 30, 2002 and 2001	F-56

Notes to Financial Statements	F-57

Vari-L Company, Inc.:

Audited

Report of KPMG LLP, Independent Auditors	F-59

Balance Sheets—June 30, 2002 and 2001	F-60

Statements of Operations—Years ended June 30, 2002 and 2001	F-61

Statements of Stockholders’ Equity—Years ended June 30, 2002 and 2001	F-62

Statements of Cash Flows—Years ended June 30, 2002 and 2001	F-63

Notes to Financial Statements	F-64

Schedule:

Schedule II—Valuation and Qualifying Accounts for the years ended June 30, 2002 and 2001	F-84

Unaudited

Balance Sheet—December 31, 2002	F-85

Statements of Operations—Six months ended December 31, 2002 and 2001	F-86

Statement of Stockholders’ Equity—Six months ended December 31, 2002 and 2001	F-87

Statements of Cash Flows—Six months ended December 31, 2002 and 2001	F-88

Notes to Financial Statements (Unaudited)—Six months ended December 31, 2002	F-89

Vari-L Sale Operations (comprised of components of Vari-L Company, Inc. Operations for Sale):

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

Sirenza Microdevices, Inc.

We have audited the accompanying consolidated balance sheets of Sirenza Microdevices, Inc. as of December 31, 2002, and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index to Financial Statements as Schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sirenza Microdevices, Inc. at December 31, 2002, and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

San Jose, California

January 17, 2003

SIRENZA MICRODEVICES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$12,874	$15,208
Short-term investments	8,996	27,118
Accounts receivable, net of allowance for doubtful accounts of $42 at December 31, 2002 and 2001	1,577	1,158
Inventories	2,719	1,894
Loans to Vari-L	3,417	—
Other current assets	1,184	1,062

Total current assets	30,767	46,440
Property and equipment, net	6,686	7,285
Long-term investments	9,025	9,058
Investment in GCS	4,600	—
Vari-L acquisition costs and other assets	1,427	1,260
Acquisition related intangibles, net	722	—
Goodwill	737	—

Total assets	$53,964	$64,043

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,714	$1,464
Accrued compensation and other	2,790	1,745
Deferred margin on distributor inventory	2,028	3,631
Accrued restructuring	1,853	2,155
Capital lease obligations, current portion	459	634

Total current liabilities	8,844	9,629
Capital lease obligations	143	380
Other long-term liabilities	—	21

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value:
Authorized shares—5,000,000 at December 31, 2002 and 2001
Issued and outstanding shares—none at December 31, 2002 and 2001	—	—
Common stock, $0.001 par value:
Authorized shares—200,000,000 at December 31, 2002 and 2001
Issued and outstanding shares—30,006,632 and 29,727,450 at December 31, 2002 and 2001	30	30
Additional paid-in capital	129,104	128,426
Deferred stock compensation	(772)	(1,787)
Treasury stock, at cost	(165)	—
Accumulated deficit	(83,220)	(72,656)

Total stockholders’ equity	44,977	54,013

Total liabilities and stockholders’ equity	$53,964	$64,043

See accompanying notes.

SIRENZA MICRODEVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Net revenues:
Product revenues	$20,710	$19,821	$34,427
Contract manufacturing revenues	—	—	222

Total net revenues	20,710	19,821	34,649
Cost of revenues:
Cost of product revenues	8,749	17,440	14,651
Amortization of deferred stock compensation	138	140	153

Total cost of revenues	8,887	17,580	14,804

Gross profit	11,823	2,241	19,845

Operating expenses:
Research and development (exclusive of amortization of deferred stock compensation of $196, $257 and $290 for the years ended December 31, 2002, 2001 and 2000, respectively)	6,960	8,752	7,964
Sales and marketing (exclusive of amortization of deferred stock compensation of $262, $279 and $301 for the years ended December 31, 2002, 2001 and 2000, respectively)	5,043	5,828	5,940
General and administrative (exclusive of amortization of deferred stock compensation of $419, $722 and $573 for the years ended December 31, 2002, 2001 and 2000, respectively)	4,914	4,435	4,744
Amortization of deferred stock compensation	877	1,258	1,164
In-process research and development	2,200	—	—
Amortization of acquisition related intangible assets	48	—	—
Restructuring and special charges	279	2,670	(282)
Impairment of investment in GCS	2,900	—	—

Total operating expenses	23,221	22,943	19,530

Income (loss) from operations	(11,398)	(20,702)	315
Interest expense	66	123	196
Interest and other income, net	959	3,575	2,549

Income (loss) before taxes	(10,505)	(17,250)	2,668
Provision for income taxes	59	2,336	800

Net income (loss)	(10,564)	(19,586)	1,868
Accretion of mandatorily redeemable convertible preferred stock	—	—	(25,924)

Net loss applicable to common stockholders	$(10,564)	$(19,586)	$(24,056)

Basic and diluted net loss per share applicable to common stockholders	$(0.35)	$(0.67)	$(1.09)
Shares used to compute basic and diluted net loss per share applicable to common stockholders	29,856	29,133	22,032

See accompanying notes.

SIRENZA MICRODEVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Net Capital Deficiency)
	Shares	Amount
Balance at December 31, 1999	15,000,000	$15	$5,342	$(4,255)	$(29,014)	$(27,912)
Issuance of common stock	4,600,000	5	49,784	—	—	49,789
Conversion of mandatorily redeemable convertible preferred stock into common stock	5,647,839	6	64,775	—	—	64,781
Net exercise of warrants	687,500	—	—	—	—	—
Compensation expense related to stock options to non-employees	—	—	63	—	—	63
Deferred stock compensation	—		681	(681)	—	—
Amortization of deferred stock compensation	—	—	—	1,317	—	1,317
Accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	(25,924)	(25,924)
Tax benefit from employee stock plans	—	—	3,024	—	—	3,024
Common stock issued under employee stock plans	1,269,400	1	1,617		—	1,618
Net income and comprehensive net income	—	—	—	—	1,868	1,868

Balance at December 31, 2000	27,204,739	27	125,286	(3,619)	(53,070)	68,624
Forfeiture of deferred stock compensation	—	—	(434)	434	—	—
Amortization of deferred stock compensation	—	—	—	1,398	—	1,398
Common stock issued under employee stock plans	2,522,711	3	3,574	—	—	3,577
Net loss and comprehensive net loss	—	—	—	—	(19,586)	(19,586)

Balance at December 31, 2001	29,727,450	30	128,426	(1,787)	(72,656)	54,013
Amortization of deferred stock compensation	—	—	—	1,015	—	1,015
Common stock issued under employee stock plans	379,182	—	678	—	—	678
Purchase of treasury shares	(100,000)	—	(165)	—	—	(165)
Net loss and comprehensive net loss	—	—	—	—	(10,564)	(10,564)

Balance at December 31, 2002	30,006,632	$30	$128,939	$(772)	$(83,220)	$44,977

See accompanying notes.

SIRENZA MICRODEVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2002	2001	2000
Operating Activities
Net income (loss)	$(10,564)	$(19,586)	$1,868
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,956	2,879	1,689
Deferred tax assets	—	2,277	(2,277)
Compensation expense related to stock options	—	—	63
Amortization of deferred stock compensation	1,015	1,398	1,317
Tax benefit from employee stock plans	—	—	3,024
Abandoned and impaired equipment	—	1,618	—
Retirement of property and equipment	79	—	—
In-process research and development	2,200	—	—
Impairment of investment in GCS	2,900	—	—
Changes in operating assets and liabilities:
Accounts receivable	(265)	2,788	(2,265)
Inventories	(679)	5,213	(4,880)
Other assets	(236)	(65)	(1,654)
Accounts payable	(56)	(607)	(422)
Accrued expenses	4	(1,146)	1,876
Accrued restructuring	(573)	2,155	—
Deferred margin on distributor inventory	(1,603)	(3,311)	3,655

Net cash provided by (used in) operating activities	(4,822)	(6,387)	1,994
Investing Activities
Purchases of available-for-sale securities	(133,789)	(52,032)	(51,737)
Proceeds from sales/maturities of available-for-sale securities	151,944	36,504	31,089
Purchases of property and equipment	(771)	(3,394)	(5,931)
Proceeds from the sale of property and equipment	—	—	753
Purchase of Xemod, net of cash received	(4,720)	—	—
Vari-L loans and acquisition costs, net of amounts accrued	(3,844)	—	—
Investment in GCS	(6,126)	—	—

Net cash provided by (used in) investing activities	2,694	(18,922)	(25,826)
Financing Activities
Proceeds from issuance of common stock, net	—	—	49,789
Principal payments on capital lease obligations	(719)	(743)	(857)
Purchase of treasury shares	(165)	—	—
Proceeds from employee stock plans	678	3,577	1,618

Net cash provided by (used in) financing activities	(206)	2,834	50,550
Increase (decrease) in cash	(2,334)	(22,475)	26,718
Cash and cash equivalents at beginning of period	15,208	37,683	10,965

Cash and cash equivalents at end of period	$12,874	$15,208	$37,683

Supplemental disclosures of cash flow information
Cash paid for interest	$66	$123	$194
Cash recovered (paid) for income taxes	$—	$1,359	$(1,361)
Supplemental disclosures of noncash investing and financing activities
Equipment acquired under capital Lease	$—	$—	$612
Accretion of mandatorily redeemable convertible preferred stock	$—	$—	$25,924
Deferred stock compensation	$—	$—	$681
Net exercise of warrants	$—	$—	$688
Conversion of mandatorily redeemable convertible preferred stock into common stock	$—	$—	$64,781
Forfeiture of deferred stock compensation	$—	$434	$—
Conversion of GCS loan receivable	$1,374	$—	$—

See accompanying notes.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.    Organization and Summary of Significant Accounting Policies

Description of Business

The Company was incorporated in California and began operations in 1985 as Matrix Microassembly Corporation. In 1987, the Company sold its first products and began to generate revenues. The Company began doing business as Stanford Microdevices, Inc. in 1992. In November 1997, the Company reincorporated in Delaware as Stanford Microdevices, Inc. On September 20, 2001 Stanford Microdevices, Inc. filed a certificate of ownership and merger with the Delaware Secretary of State, whereby a wholly-owned subsidiary of the Company was merged into the Company. Immediately following this merger, the Company was the surviving corporation, and the new name of the Company became Sirenza Microdevices, Inc. The Company is a leading designer of high performance RF components for communications equipment manufacturers. Its products are used primarily in wireless and wireline communications equipment to enable and enhance the transmission and reception of voice and data signals. From 1985 through October 1999, the Company was organized as a Subchapter S corporation for federal tax reporting purposes. In October 1999, the Company’s election to be treated as an S corporation under the Internal Revenue Code was revoked.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated.

The Company operates on thirteen-week fiscal quarters ending on the Sunday closest to the end of the calendar quarter, with the exception of the fourth quarter, which ends on December 31. For presentation purposes, the accompanying interim financial statements refer to the quarter’s calendar month end for convenience.

Foreign Currency Translation

The Company uses the U.S. dollar as its functional currency for its foreign wholly owned subsidiaries in Canada, China and the United Kingdom. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses resulting from the process of remeasurement were not material in any period presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities. Such estimates are used for, but not limited to, investments and loans, provisions for excess inventories, the useful lives of fixed assets, the allowance for doubtful accounts, sales returns, taxes, restructuring costs, depreciation and amortization, certain accrued liabilities, special charges, contingencies and the allocation of the purchase price in a purchase business combination. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material to the consolidated financial statements.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

Revenue from product sales to customers, other than distributors, is generally recognized at the time the product is shipped, title has transferred, and no obligations remain. In circumstances where a customer delays acceptance of our product, the Company defers recognition of the revenue until acceptance. To date, the Company has not had customers delay acceptance of its products. A provision is made for estimated product returns as shipments are made. Product returns for nondistributor customers were not material for any period presented. Contract manufacturing revenue is recognized at the time of shipment of completed assemblies when no further obligations remain.

The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company’s rights of return policy, its distributors may exchange product currently in their inventory for other of the Company’s product. This policy is designed to allow the Company’s distributors to efficiently obtain products that they want. In practice, the Company will exchange a reasonable amount of inventory requested by its distributors.

Under the Company’s price adjustment policy, the Company will accept credits from its distributors on previous sales to them. These credits are designed to allow the distributors to pass back to the Company discounts they granted to their end customers due to competitive pricing situations. In practice, the Company will accept reasonable credit requests from its distributors.

The Company has limited control over the extent to which products sold to distributors are sold to third parties, and transactions between distributors and their end customers are subject to frequent price reductions. Accordingly, the Company recognizes revenues on sales to distributors under agreements providing for rights of return and price protection, at the time its products are sold by the distributors to third party customers. The Company defers both the sale and related cost of sale on any product that has not been sold to and end customer. The Company records the deferral of the sale on any unsold inventory products at its distributors as a liability and records the deferral of the related cost of sale as a contra liability, the net of which is presented on the Company’s balance sheet as “Deferred margin on distributor inventory.”

Advertising Expenses

The Company expenses its advertising costs in the period in which they are incurred. Advertising expense was $298,000 in 2002, $955,000 in 2001 and $575,000 in 2000.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments

Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company’s cash and cash equivalents as of December 31, 2002 and 2001 consisted primarily of bank deposits, commercial paper, federal agency and related securities and money market funds issued or managed by large financial institutions in the United States and Canada. Cash equivalents are carried at cost which approximates fair value. Short-term investments and long-term investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders’ equity. At December 31, 2002 and 2001, all of the Company’s available-for-sale securities were invested in financial instruments with a rating of A-1 and P-1 or 3A, as rated by

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Moody’s or Standard & Poor’s, respectively. The estimated fair market values of cash equivalents, short-term investments and long-term investments are based on quoted market prices.

Cash equivalents, short-term investments and long-term investments as of December 31, 2002 and 2001 were as follows (in thousands):

	December 31, 2002
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Market Value
Money market funds	$2,843	$—	$—	$2,843
Federal agency and related securities	28,005	—	—	28,005

	$30,848	$—	$—	$30,848

Included in cash equivalents	$12,827	$—	$—	$12,827
Included in short-term investments	8,996	—	—	8,996
Included in long-term investments	9,025	—	—	9,025

	$30,848	$—	$—	$30,848

	December 31, 2001
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Market Value
Money market funds	$6,951	$—	$—	$6,951
Commercial paper	10,973	—	—	10,973
Federal agency and related securities	33,207	—	—	33,207

	$51,131	$—	$—	$51,131

Included in cash equivalents	$14,955	$—	$—	$14,955
Included in short-term investments	27,118	—	—	27,118
Included in long-term investments	9,058	—	—	9,058

	$51,131	$—	$—	$51,131

The amortized cost and estimated fair value of investments in debt securities as of December 31, 2002, by contractual maturity, were as follows (in thousands):

	Cost	Estimated Fair Value
Due in 1 year or less	$21,823	$21,823
Due in 1-2 years	9,025	9,025

Total investments in debt securities	$30,848	$30,848

The amortized cost and estimated fair value of investments in debt securities as of December 31, 2001, by contractual maturity, were as follows (in thousands):

	Cost	Estimated Fair Value
Due in 1 year or less	$42,073	$42,073
Due in 1-2 years	9,058	9,058

Total investments in debt securities	$51,131	$51,131

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of Credit Risk, Customers and Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short-term investments, long-term investments, accounts receivable and loans receivable. The Company places its cash equivalents, short-term investments and long-term investments with high-credit-quality financial institutions, primarily in money market accounts, commercial paper and federal agency and related securities. The Company has established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents, short-term investments or long-term investments.

The Company’s accounts receivables are primarily derived from revenue earned from customers located in the United States, Europe and Asia. Sales to foreign customers are denominated in U.S. dollars, minimizing currency risk to the Company. In addition, certain sales to foreign customers are transacted on letter of credit terms, thereby minimizing credit risk to the Company. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. Due to the Company’s credit evaluation and collection process, bad debt expenses have not been significant, however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers could have a material adverse effect on the Company’s results of operations. At December 31, 2002 one customer located in the United States accounted for 29% of gross accounts receivable, one customer located in Europe accounted for 12% of gross accounts receivable and one customer located in Asia accounted for 13% of gross accounts receivable.

A relatively small number of customers, which includes the Company’s distributors, account for a significant percentage of the Company’s net revenues. For the year ended December 31, 2002, three customers accounted for approximately 37%, 16% and 13% of net revenues, respectively. For the year ended December 31, 2001, four customers accounted for approximately 39%, 19%, 16% and 10% of net revenues, respectively. For the year ended December 31, 2000, three customers accounted for approximately 39%, 31% and 20% of net revenues, respectively. The Company expects that the sale of its products to a limited number of customers, including its distributors, may continue to account for a high percentage of net revenues for the foreseeable future.

As of December 31, 2002, the Company has loans receivable totalling $3.4 million from Vari-L Company (Vari-L) secured by substantially all of Vari-L’s assets, including all intangible assets such as patents, trademarks and mask works. Sirenza has agreed to buy selected assets and liabilities of Vari-L (see note 3). Vari-L operates in substantially the same industry as Sirenza. Should the proposed business combination with Vari-L not close, all loans outstanding to Vari-L would increase Sirenza’s credit exposure to the RF components industry.

Currently, the Company relies on a limited number of suppliers of materials and labor for the significant majority of its product inventory but is pursuing alternative suppliers. As a result, should the Company’s current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

Concentrations of Other Risks

The Company’s results of operations are affected by a wide variety of factors, including general economic conditions, both domestic and international; economic conditions specific to the telecommunications industry, in particular the wireless infrastructure markets; demand for the Company’s products; the timely introduction of new products; the ability to manufacture efficiently; manufacturing capacity; the ability to safeguard intellectual

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

property and secure patents in a rapidly evolving market; reliance on wafer fabrication and assembly subcontractors, distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market (estimated net realizable value).

The Company plans production based on orders received and forecasted demand and must order wafers and build inventories well in advance of product shipments. The valuation of inventories at the lower of cost or market requires the use of estimates regarding the amounts of current inventories that will be sold. These estimates are dependent on the Company’s assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment. Because the Company’s markets are volatile, and are subject to technological risks and price changes as well as inventory reduction programs by the Company’s customers and distributors, there is a risk that the Company will forecast incorrectly and produce excess inventories of particular products. This inventory risk is compounded because many of the Company’s customers place orders with short lead times. As a result, actual demand will differ from forecasts, and such a difference has in the past and may in the future have a material adverse effect on actual results of operations. For example, in the third quarter of 2001, the Company recorded a provision for excess inventories totaling $4.5 million. This additional excess inventory charge was due to a significant decrease in forecasted demand for the Company’s products and was calculated in accordance with the Company’s policy, which is based on inventory levels in excess of demand for each specific product.

In 2002, the Company sold inventory products with an original cost of $2.6 million that had been previously written-down. As the cost basis for written-down inventories is less than the orignal cost basis when such products are sold, cost of revenues associated with the sale will be lower, which results in a higher gross margin on that sale. The Company may sell previously written-down inventory products in future periods, which would have a similarly positive impact on the Company’s results of operations.

The components of inventories are as follows:

	December 31,
	2002	2001
	(in thousands)
Inventories:
Raw materials	$295	$242
Work-in-process	1,221	1,572
Finished goods	1,203	80

Total	$2,719	$1,894

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of two to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. The Company periodically performs reviews to evaluate the recoverability of its property and equipment based upon expected undiscounted cash flows and recognizes impairment from the carrying value of property and equipment, if any, based on the fair value of such assets.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001, the Company recorded charges of $71,000 to cost of goods sold and $1.2 million to research and development to reduce the carrying value of plant and equipment that was abandoned with no alternative future use.

During 2001, the Company recorded impairment charges of $315,000. This charge resulted from a significant decrease in demand for the Company’s products in combination with the Company’s intention to outsource a significant potion of its production testing operations and dispose of the related equipment. The Company concluded that the above facts indicated that the Company’s production testing equipment might be impaired, and as required by accounting principles generally accepted in the United States, performed a cash flow analysis of the related assets. Based on the cash flow analysis, the cash flows expected to be generated by Company’s production testing equipment during the estimated remaining useful life of such equipment was not sufficient to recover the net book value of the assets. Based on the cash flow analysis and the Company’s estimate of the fair market value of its production testing equipment, an impairment charge of $315,000 was recorded to reduce the net book value of the Company’s production testing equipment to fair value. The above impairment charge has been recorded to cost of goods sold in the Company’s 2001 consolidated statement of operations.

Property and equipment are as follows:

	December 31,
	2002	2001
	(in thousands)
Property and equipment:
Machinery and equipment	$11,180	$9,188
Computer equipment and software	1,985	1,933
Furniture and fixtures	417	333
Leasehold improvements	963	886

Total	14,545	12,340
Less accumulated depreciation and amortization	7,859	5,055

Property and equipment, net	$6,686	$7,285

Income Taxes

From inception to October 1999, the Company elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code. Consequently, the stockholders were taxed on their proportionate share of the Company’s taxable income and no provision for Federal income taxes has been provided for periods in which the Company elected to be taxed as an S corporation. Effective October 4, 1999, the Company revoked its election to be treated as an S corporation under the Internal Revenue Code.

Subsequent to October 4, 1999, the Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes.” FAS 109 require the use of the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized. In 2001, the Company recorded a valuation allowance of $2.3 million against the carrying value of its net deferred tax assets, as a result of a reduction in the Company’s projected future taxable income.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

Fair values of cash and cash equivalents, accounts receivable and accounts payable approximate cost due to the short period of time to maturity. Fair values of short-term investments, long-term investments and capital lease obligations are based on quoted market prices or pricing models using current market rates. The carrying values of these obligations approximate their fair values. Management has estimated the fair value of loans receivable approximates carrying value due to the combination of a short period of time to maturity, the underlying credit risk and related asset purchase agreement.

Stock-Based Compensation

As described in Note 10, the Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25), as amended by Financial Accounting Standards Board (FASB) Interpretation No. 44 (FIN 44), “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25,” and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123 to stock-based employee compensation, as amended by FAS No. 148 “Accounting for Stock Based Compensation, Transition and Disclosures” (in thousands, except per share data):

	2002	2001	2000
Net loss—as reported	$(10,564)	$(19,586)	$(24,056)
Add: Stock-based employee compensation expense, included in the determination of net loss as reported, net of related tax effects	1,015	1,398	1,380
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(7,720)	(8,420)	(2,844)

Pro forma net loss	$(17,269)	$(26,608)	$(25,520)

Loss per share:
Basic and diluted—as reported	$(0.35)	$(0.67)	$(1.09)

Basic and diluted—pro forma	$(0.58)	$(0.91)	$(1.16)

The Company accounts for stock issued to nonemployees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Comprehensive Income (Loss)

The Company has adopted Statement of Accounting Standards No. 130, “Reporting Comprehensive Income” (FAS 130). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company’s comprehensive net income (loss) was the same as its net income (loss) for the years ended December 31, 2002, 2001 and 2000.

Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (FAS 128), and SEC Staff Accounting Bulletin No. 98 (SAB 98).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the provisions of FAS 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of shares of Common Stock and potential Common Stock equivalents outstanding during the period, if dilutive. Potential Common Stock equivalents include incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Mandatorily Redeemable Convertible Preferred Stock.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Net loss applicable to common stockholders	$(10,564)	$(19,586)	$(24,056)

Weighted average common shares outstanding	29,856	29,133	22,032

Basic and diluted net loss per share applicable to common stockholders	$(0.35)	$(0.67)	$(1.09)

The effects of options to purchase 2,292,339, 3,751,604 and 5,482,969 shares of Common Stock at average exercise prices of $2.43, $9.58 and $6.27 for the years ended December 31, 2002, 2001 and 2000, respectively, have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

The effects of warrants to purchase 1,100,000 shares of Common Stock at an average exercise price of $4.50 have been included in basic net loss per share from the date of exercise in 2000. The effect prior to exercise of the warrants have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

The effects of conversion of 5,647,839 shares of Mandatorily Redeemable Convertible Preferred Stock into Common Stock for the year ended December 31, 2000 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

The options that were antidilutive in 2002 may be dilutive in future years’ calculations as they were still outstanding at December 31, 2002.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation. The most significant reclassifications include amortization of deferred stock compensation for cost of revenues, which was included with the amortization of deferred stock compensation for research and development, sales and marketing and general and administrative expenses as a separate line item on the consolidated statements of operations in the prior fiscal years, but has been reclassified as a separate line item within cost of revenue on the consolidated statements of operations.

Impact of Recently Issued Accounting Standards

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other

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Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for the Company’s fiscal year 2002. The interim disclosure requirements are effective for the first quarter of fiscal year 2003. Sirenza does not expect SFAS No. 148 to have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation elaborates on the existing disclosure requirements for most guarantees, including certain indemnifications, loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the effect that the adoption of FIN 45 will have on its results of operations and financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

2.    Business Combinations

On August 14, 2002, the Company’s board of directors approved the acquisition of Xemod, a California corporation and a designer and fabless manufacturer of RF power amplifier modules and components based on patented lateral double-diffused transistor (LDMOS) technology. The Company’s results of operations include the effect of Xemod from September 11, 2002, the date the acquisition closed. The purchase price was approximately $4.9 million in cash and accrued transaction costs, with additional cash consideration of up to approximately $3.4 million to be paid upon the execution, within 210 days following the closing of the acquisition by the Company of a qualified supply, development or licensing agreement with regard to the technology developed by Xemod. To be a qualified agreement, the agreement must provide for revenues to the Company or its subsidiary with a net present value (using a discount rate of 4%) of at least $3.5 million, provide for a payment of at least

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$2.5 million to the Company upon execution and otherwise be reasonably acceptable to the Company. The additional amount payable of between zero and the maximum noted above is determined by applying a formula to the net present value of the revenue to the Company provided for by the qualified agreement.

As of December 31, 2002, a qualified agreement had not been executed. If the technology licensing objectives are achieved the additional consideration will be recorded as additional goodwill or another element of the transaction. The future cash payout of additional consideration, if any, will be payable within 15 days following the date upon which technology licensing objectives are achieved. The Company funded the Xemod acquisition using cash on hand. The acquisition is intended to strengthen the Company’s product portfolio of RF components, in particular, high power amplifier products.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, the Company allocated the purchase price of its acquisition of Xemod to the tangible assets, liabilities and intangible assets acquired, as well as in-process research and development, based on their estimated fair values. The excess purchase price over those fair values has been recorded as goodwill. The fair value assigned to intangible assets acquired was determined through established valuation techniques using estimates made by management. The goodwill resulting from this acquisition has been assigned to the Integrated Power Products business area. In accordance with SFAS No. 142, goodwill and purchased intangibles with indefinite lives acquired after June 30, 2001 are not amortized but will be reviewed periodically for impairment. Purchased intangibles with finite lives will be amortized on a straight-line basis over their respective useful lives.

The total purchase price of approximately $4.9 million has been allocated as follows (in thousands):

Net tangible assets and liabilities acquired (excluding accrued restructuring)	$1,496
Amortizable intangible assets:
Patented core technology	700
Internal use software	70
Goodwill	737
Accrued Restructuring	(271)
In-process research and development	2,200

Total purchase price	$4,932

Amortizable intangible assets

Of the total purchase price, approximately $770,000 has been allocated to amortizable intangible assets including patented core technology ($700,000) and internal-use software ($70,000). Patented core technology consists of semiconductor and module intellectual property and proprietary knowledge that is technologically feasible. Xemod’s technology is designed for high power RF amplifiers in the wireless communications infrastructure market. The Company intends to leverage this proprietary knowledge to develop new technology and improved products. The Company will amortize the patented core technology on a straight-line basis over a period of three to five years, which represents the estimated useful life of the patented core technology.

Internal-use software consists of proprietary test software that was developed internally and integral to Xemod’s daily operations. The Company intends to utilize this internal-use software in the manufacturing of modules and components. The Company will amortize internal-use software on a straight-line basis over a period of three years, which represents the estimated useful life of the internal-use software.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In-process research & development

Of the total purchase price, $2.2 million has been allocated to in-process research & development (“IPR&D”) and was expensed in the third quarter of 2002. Projects that qualify as IPR&D are those that have not yet reached technological feasibility and for which no alternative future use exists. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The fair value assigned to IPR&D was determined using the income approach. The income approach estimates costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased IPR&D were based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Xemod.

The rates utilized to discount the net cash flows to their present values are based on Xemod’s weighted average cost of capital, calculated employing estimates of required equity rates of return and after-tax costs of debt based on a group of peer companies. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, discount rates that range from 32%-36% were deemed appropriate for valuing the IPR&D.

The Company believes the amounts determined for IPR&D and patented core technology are reasonable estimates of fair value and do not exceed the amounts a third party would pay for these projects. The estimates used in valuing IPR&D were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Accordingly, actual results may differ from the projected results.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma results

The following unaudited pro forma financial information presents the combined results of operations of the Company and Xemod as if the acquisition had occurred as of the beginning of the periods presented. The results for the year ended December 31, 2002 include the results of Xemod from September 11, 2002 (the acquisition date). Adjustments have been made to the combined results of operations for year ended December 31, 2002 and 2001, respectively, reflecting amortization of purchased intangibles, as if the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.

	Year Ended December 31,
	2002	2001
	Unaudited
	(in thousands, except per share data)
Net revenues	$22,282	$21,137

Loss before extraordinary item and cumulative effect of change in accounting principle	$(14,353)	$(28,698)

Net loss	$(14,353)	$(28,698)

Basic net loss per share:
Loss before extraordinary item and cumulative effect of change in accounting principle	$(0.48)	$(0.99)

Net loss	$(0.48)	$(0.99)

The unaudited pro forma financial information above includes the following material, non-recurring charges: development fees (research and development) of $1.6 million in year ended December 31, 2001, purchased IPR&D charges of $2.2 million and impairment charges related to the Company’s investment in GCS of $2.9 million in the year ended December 31, 2002, respectively.

In connection with the acquisition of Xemod, the Company did not recognize any of the acquired deferred revenue of Xemod at the consummation of the business combination in accordance with EITF 01-03, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” The deferred revenue balance of Xemod at the date of the purchase business combination related to a prepaid license arrangement, for which Xemod was recognizing the revenue over an extended period, based on Xemod’s estimate of the useful life of the technology license, or four years. As of the date of the purchase business combination, Xemod had (and therefore the Company assumed) no further performance obligations in accordance with the agreement, as the Company was not required to provide additional goods, services or other consideration. As the deferred revenue did not represent a legal performance obligation on the part of the Company, no liability was recognized at the consummation of its business combination with Xemod.

3.    Loans to Vari-L

On December 2, 2002, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) by and among the Company, Olin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“Acquisition Sub”), and Vari-L. Pursuant to the Asset Purchase Agreement,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquisition Sub will acquire substantially all of the assets of Vari-L and assume specified liabilities of Vari-L for approximately $13.6 million in Company common stock and cash and forgiveness of $1.4 million in secured bridge loans currently owed to the Company by Vari-L, as described below. The aggregate Sirenza common stock and cash proceeds noted above are subject to adjustment based on certain Vari-L net asset changes between September 30, 2002 and the closing date, and will be adjusted downward for any additional funds drawn by Vari-L on its existing secured loan facility with the Sirenza. The net proceeds payable to Vari-L under the Asset Purchase Agreement will be paid in a ratio of fifty-five percent (55%) Sirenza common stock (valued at $1.44 per share) and forty-five percent (45%) cash. The acquisition is anticipated to close in the second quarter of 2003. The consummation of the transaction contemplated by the Asset Purchase Agreement is subject to the approval of the stockholders of Vari-L, the effectiveness of a proxy statement/prospectus as declared by the Securities and Exchange Commission and other customary closing conditions.

In connection with the acquisition discussions, on October 7, 2002, the Company agreed to provide Vari-L with a secured loan facility of up to $5.3 million. The loan facility is secured by substantially all of Vari-L’s assets, including all intangible assets such as patents, trademarks and mask works and has an annual interest of 25% on outstanding borrowings.

Under the terms of the loan facility, the Company has provided Vari-L loans in two tranches. The first tranche (“Tranche A”) consists of an initial term loan of approximately $1.4 million which was used by Vari-L to terminate its previous credit facility with Wells Fargo Bank and will be forgiven by Sirenza upon completion of the proposed business combination. The second tranche (“Tranche B”) consists of additional term loans of up to approximately $3.9 million which may be drawn by Vari-L in accordance with a pre-determined schedule. To the extent outstanding at the closing date of the proposed business combination, the tranche B loan amounts will reduce, on a dollar for dollar basis, the amount of cash and Company common stock consideration to be paid to Vari-L. Unless earlier prepaid or accelerated, all outstanding principal and accrued interest under the loans are due and payable in full on September 25, 2003. As of December 31, 2002, approximately $3.4 million of loans to Vari-L remain outstanding, of which $1.4 million represents tranche A loans and $2.0 million represents tranche B loans.

The tranche A loan amount of approximately $1.4 million is convertible, at the Company’s option, into 19.9% of the outstanding common stock of Vari-L, on a fully diluted basis, at any time after the earliest to occur of the following:

(i) the	fifth Business Day prior to Maturity of the tranche A loan;

(ii) the	date the Company receives written notice of Vari-L’s intent to prepay the tranche A loan;

(iii) the	date of the commencement of a tender offer by a party other than the Company; or

(iv)	the date Vari-L executes a definitive acquisition agreement with a party other than the Company.

As of December 31, 2002, none of the events had occurred and accordingly, the tranche A loan is not currently convertible.

At December 31, 2002, Vari-L had violated a financial covenant of the loan facility and the default interest rate of 30% went into effect on January 1, 2003. As a result of the event of default, the Company has the right to call all amounts outstanding under the loan facility, although no such election had been made as of December 31, 2002.

At each balance sheet date for which loans from Vari-L remain outstanding, the Company evaluates the loans for impairment. The Company’s evaluation includes examining the financial condition of Vari-L, including

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the availability of Vari-L assets in which the Company has a security interest. If the Company determines that its loans to Vari-L are impaired, the Company will write-down the loan receivable balance to fair value. Such a write-down could have a material adverse impact on the Company’s consolidated results of operations in the period in which it occurs. As of December 31, 2002, the Company had funded Vari-L approximately $3.4 million, which is recorded on the Company’s balance sheet as “Loans to Vari-L.” The Company has concluded that none of this amount is impaired as of December 31, 2002.

In connection with the transactions with Vari-L, the Company entered into an engagement letter with a financial advisor pursuant to which it agreed to indemnify its financial advisor against certain liabilities and costs, including liabilities under federal securities laws, related to the engagement of such financial advisor to provide business advisory services to the Company.

4.    Investment in GCS

In the first quarter of 2002, the Company converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in Global Communication Semiconductors, Inc. (GCS), a privately held semiconductor foundry, in exchange for 12.5 million shares of GCS Series D-1 preferred stock valued at $0.60 per share. The Company’s total investment of $7.5 million represented approximately 14% of the outstanding voting shares of GCS at the time of the investment. The investment in GCS was within the Company’s strategic focus and intended to strengthen the Company’s supply chain for Indium Gallium Phosphide (InGaP) and Indium Phosphide (InP) process technologies. In connection with the investment, the Company’s President and CEO joined GCS’ seven-member board of directors.

The Company accounted for its investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as the Company’s investment was less than 20% of the voting stock of GCS and the Company cannot exercise significant influence over GCS. The investment in GCS is classified as a non-current asset on the Company’s consolidated balance sheet.

On a quarterly basis, the Company evaluates its investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of the Company’s investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain performance milestones, a series of operating losses in excess of GCS’ business plan at the time of our investment, the inability of GCS to continue as a going concern or a reduced valuation as determined by a new financing event. There is no public market for securities of GCS, and the factors mentioned above may require management to make significant judgments about the fair value of the GCS securities.

In the fourth quarter of 2002, the Company determined that an other than temporary decline in value of its investment had occurred. Accordingly, the Company recorded a charge of $2.9 million to reduce the carrying value of its investment to the estimated fair value. The fair value has been estimated by management and may not reflective of the value in a third party financing event.

The realizability of the balance of the Company’s investment in GCS is ultimately dependent on the Company’s ability to sell its GCS shares, for which there is currently no public market and may be dependent on market conditions surrounding the wireless communications industry and the related semiconductor foundry industry, as well as, public markets receptivity to liquidity events such as initial public offerings or merger and acquisition activities. Even if the Company is able to sell its GCS shares, the sale price may be less than carrying value of the investment, which could have a material adverse effect on the Company’s consolidated results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Capital Lease Obligations

Capital Lease Obligations

The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and included in property and equipment aggregated approximately $1.3 million and $2.4 million at December 31, 2002 and 2001, respectively. Related accumulated depreciation was approximately $828,000 and $1.3 million at December 31, 2002 and 2001, respectively. Depreciation expense related to assets under capital leases is included in depreciation expense. In addition, the capital leases are generally secured by the related equipment and the Company is required to maintain liability and property damage insurance.

Future minimum lease payments under noncancelable capital leases at December 31, 2002 are as follows (in thousands):

2003	$506
2004	93
2005	59

Total minimum lease payments	658
Less amounts representing interest	56

Present value of minimum lease payments	602
Less current portion	459

Long-term portion	$143

6.    Commitments

The Company leases its facilities and certain equipment under operating lease agreements, which expire at various dates through 2006. Future minimum lease payments under these leases as of December 31, 2002 are as follows (in thousands):

2003	$1,264
2004	1,205
2005	745
2006	179

Total minimum lease payments	$3,393

Rent expense under the operating leases was $736,000, $1.4 million and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In 2000, the Company sold certain manufacturing equipment under sale-leaseback arrangements. The new lease arrangement is accounted for as an operating lease and has a term of three years with quarterly rent expense of approximately $64,000.

Unconditional Purchase Obligations

The Company has unconditional purchase obligations to certain suppliers that supply the Company’s wafer requirements. Because the products the Company purchases are unique to it, its agreements with these suppliers prohibit cancellation subsequent to the production release of the products in its suppliers manufacturing facilities, regardless of whether the Company’s customers cancel orders. At December 31, 2002, the Company had approximately $834,000 of unconditional purchase obligations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Contingency

In November 2001, the Company, various of its officers and certain underwriters of the Company’s initial public offering of securities were named in a purported class action lawsuit filed in the United States District Court for the Southern District of New York. The suit, Van Ryen v. Sirenza Microdevices, Inc., et al., Case No. 01-CV-10596, alleges that various underwriters engaged in improper and undisclosed activities related to the allocation of shares in the Company’s initial public offering, including obtaining commitments from investors to purchase shares in the aftermarket at pre-arranged prices. Similar lawsuits concerning more than 300 other companies’ initial public offerings were filed during 2001, and this lawsuit is being coordinated with those actions (the “coordinated litigation”). Plaintiffs filed an amended complaint on or about April 19, 2002, bringing claims for violation of several provisions of the federal securities laws and seeking an unspecified amount of damages. On October 8, 2002, pursuant to stipulation by the parties, the courts dismissed the officer defendants from the action without prejudice. Subsequent to December 31, 2002, the court granted in part and denied in part a motion to dismiss filed on behalf of defendants, including the Company. The court’s order dismissed all claims against the Company except for a claim brought under Section 11 of the Securities Act of 1933. The Company believes that the allegations against it are without merit and intends to defend the litigation vigorously and does not believe the ultimate outcome will have a material adverse impact on the Company’s results of operations or financial condition. Even if the Company is entirely successful in defending this lawsuit, the Company may incur significant legal expenses and its management may expend significant time in the defense.

8.    Restructuring Activities

Acquisition-Related Restructuring Costs Capitalized in Fiscal 2002 as a Cost of Acquisition

During the third quarter of 2002, in connection with the acquisition of Xemod, the Company’s management approved and initiated plans to restructure the operations of the Xemod organization. The Company recorded $393,000 to eliminate certain duplicative facilities and for employee termination costs. These costs are accounted for under Emerging Issues Task Force (“EITF”) Issue No. 95-3, “Recognition of Liabilities in Connection with Purchase Business Combinations.” These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Xemod and, accordingly, have been included as an increase to goodwill.

The $393,000 restructuring liability consisted of $28,000 of severance and $365,000 of costs of vacating duplicate facilities.

The $28,000 of severance resulted from the termination of one employee located in the United States and engaged in general and administrative activities. The employee was terminated in the third quarter of 2002.

The $365,000 of costs of exiting duplicative facilities related to noncancelable lease costs. The Company estimated the cost of duplicative facilities based on the contractual terms of its noncancelable lease agreement. Given the current and expected real estate market conditions, the Company assumed that the exited facility would not be subleased.

In February of 2003, the Company began subleasing the facility that was exited as part of the restructuring related to the acquisition of Xemod. The Company expects to receive a total of $122,000 over the remaining term of the lease, which expires in February 2005, from its sublessee. Accordingly, the Company reduced its accrued restructuring liability and goodwill by this amount as of December 31, 2002. Any further changes to the estimates of costs associated with executing the currently approved plans of restructuring for the Xemod organization prior to September 11, 2003 would be recorded as an increase or decrease to goodwill

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2002, the balance of the accrued restructuring charges capitalized as a cost of acquisition in the third quarter of 2002 consisted of the following (in thousands):

	Amount Charged to Goodwill	Cash Payments	Non-cash Charges	Accrued Restructuring Balance at December 31, 2002
Severance	$28	$(28)	$—	$—
Duplicative facilities	365	(39)	(122)	$204

	$393	$(67)	$(122)	$204

The cash expenditures relating to the duplicative facility lease commitments are expected to be paid over the term of the lease through 2005.

2002 Restructuring Activities

As a result of the continued softness in the wireless telecommunications industry, the Company revised its cost structure in the fourth quarter of 2002 and incurred a restructuring charge of $391,000 related to a workforce reduction and exiting excess facilities. Prior to the date of the financial statements, management with the appropriate level of authority approved and committed the Company to a plan of employee termination and consolidation of excess facilities which included the benefits terminated employees would receive. In addition, prior to the date of the financial statements, the termination benefits were communicated to employees in detail sufficient to enable them to determine the nature and amounts of their individual severance benefits. These costs are accounted for under EITF 94-3, “ Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”

Workforce Reduction

In the fourth quarter of 2002, the Company recorded a charge of $120,000 related to severance and fringe benefits associated with the termination of nine employees. Of the nine terminations, seven were engaged in research and development activities and two were engaged in sales and marketing activities. All of the terminated employees were from the United States.

The workforce reductions began and were concluded in the fourth quarter of 2002 with all of the severance related benefits paid in the fourth quarter of 2002.

Exiting of Excess Facilities

In the fourth quarter of 2002, the Company recorded a charge of approximately $271,000 for excess facilities primarily relating to noncancelable lease costs. The Company estimated the cost for excess facilities based on the contractual terms of its noncancelable lease agreements. Given the then current and expected real estate market conditions, the Company assumed none of the excess facilities would be subleased. To date, none of the facilities have been subleased. However, to the extent the Company does sublease any of its excess facilities, the proceeds received from subleasing would be credited to restructuring charges, the same statement of operations line item originally charged for such excess facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the restructuring costs and activities of the Company’s 2002 restructuring through December 31, 2002 (in thousands):

	Amount Charged to Restructuring	Cash Payments	Non-cash Charges	Accrued Restructuring Balance at December 31, 2002
Workforce reduction	$120	$(120)	$—	$—
Lease commitments	271	—	—	271

	$391	$(120)	$—	$271

The remaining cash expenditures related to the noncancelable lease commitments are expected to be paid over the respective lease terms through 2005.

2001 Restructuring Activities

In 2001, companies throughout the worldwide telecommunication industry announced slowdowns or delays in the build out of new wireless and wireline infrastructure. This resulted in lower equipment production volumes by the Company’s customers and efforts to lower their component inventory levels. These actions by the Company’s customers resulted in a slowdown in shipments and a reduction in visibility regarding future sales and caused the Company to revise its cost structure given the then revised revenue levels. As a result, in the fourth quarter of 2001, the Company incurred a restructuring charge of $2.7 million related to a worldwide workforce reduction and consolidation of excess facilities. The Company realigned its organizational structure to focus on strategic account sales and marketing efforts, centralized engineering and customer and solution business area management. Prior to the date of the financial statements, management with the appropriate level of authority approved and committed the Company to a plan of termination and consolidation of excess facilities which included the benefits terminated employees would receive. In addition, prior to the date of the financial statements, the termination benefits were communicated to employees in detail sufficient to enable them to determine the nature and amounts of their individual severance benefits.

Worldwide Workforce Reduction

In the fourth quarter of 2001, the Company recorded a charge of $481,000 primarily related to severance and fringe benefits associated with the termination of 27 employees. Of the 27 terminations, 12 were engaged in manufacturing activities, seven were engaged in research and development activities, five were engaged in sales and marketing activities and three were engaged in general and administrative activities. In addition, of the 27 terminations, 23 were from sites located in the United States, three were from the Company’s Canadian design center and one was from the Company’s European sales office.

The workforce reductions began and were concluded in the fourth quarter of 2001 with substantially all of the severance related benefits paid in the fourth quarter of 2001.

Consolidation of Excess Facilities

In the fourth quarter of 2001, the Company recorded a charge of approximately $2.2 million for excess facilities primarily relating to noncancelable lease costs. The Company estimated the cost for excess facilities based on the contractual terms of its noncancelable lease agreements. Given the then current and expected real estate market conditions, the Company assumed none of the excess facilities would be subleased. To date, none of the facilities have been subleased. However, to the extent the Company does sublease any of its excess

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

facilities, the proceeds received from subleasing will be credited to restructuring charges, the same statement of operations line item originally charged for such excess facilities.

The following table summarizes the activity related to the Company’s accrued restructuring balance during the year ended December 31, 2002 (in thousands):

	Accrued Restructuring Balance at December 31, 2001	Cash Payments	Non-cash Charges	Accrued Restructuring Balance at December 31, 2002
Worldwide workforce reduction	$24	$(7)	$(17)	$—
Lease commitments	2,131	(658))	(95)	1,378

	$2,155	$(665)	$(112)	$1,378

The following table summarizes the restructuring costs and activities of the Company’s 2001 restructuring through December 31, 2002 (in thousands):

	Amount Charged to Restructuring	Cash Payments	Non-cash Charges	Accrued Restructuring Balance at December 31, 2002
Worldwide workforce reduction	$481	$(464)	$(17)	$—
Lease commitments	2,189	(716)	(95)	1,378

	$2,670	$(1,180)	$(112)	$1,378

The remaining cash expenditures related to the noncancelable lease commitments are expected to be paid over the respective lease terms through 2006.

At each balance sheet date, the Company evaluates its restructuring accrual for appropriateness. In the third quarter of 2002, the Company determined that $112,000 of its restructuring accrual was no longer appropriate as of September 30, 2002 and adjusted its restructuring liability accordingly. The $112,000 restructuring liability adjustment was recorded through the same statement of operations line item that was used when the liability was initially recorded, or restructuring.

Of the $112,000 restructuring liability adjustment, $95,000 related to a non-cancelable operating lease that the Company determined would not be abandoned. The remaining $17,000 related to termination benefits that were never redeemed by terminated employees.

9.    Mandatorily Redeemable Convertible Preferred Stock

In October 1999, the Company issued 5,647,839 shares of Mandatorily Redeemable Convertible Preferred Stock at $3.01 per share for net proceeds of approximately $17.0 million. The holders of the Mandatorily Redeemable Convertible Preferred Stock had various rights and preferences, including, but not limited to, redemption rights. In the first quarter of 2000 and the fourth quarter of 1999, the Company recorded an increase to its accumulated deficit of $25.9 million and $21.9 million, respectively, related to the accretion of the Mandatorily Redeemable Convertible Preferred Stock to the Company’s estimate of its fair value to reflect its redemption value. As a result, net income available to common stockholders was reduced. Upon the completion of the Company’s initial public offering, the Mandatorily Redeemable Convertible Preferred Stock was converted into shares of common stock and, accordingly, the Company did not incur any additional accretion charges.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Stockholders’ Equity (Net Capital Deficiency)

Warrants

In connection with the sale of Mandatorily Redeemable Convertible Preferred Stock, the Company issued warrants to purchase 1,100,000 shares of common stock at $4.50 per share. Upon the completion of the Company’s initial public offering, the warrants issued in connection with the sale of Mandatorily Redeemable Convertible Preferred Stock were net exercised and converted into 687,500 shares of common stock.

Preferred Stock

Upon the completion of the Company’s initial public offering in May 2000, the Company’s Certificate of Incorporation was amended to authorize 5,000,000 shares of $0.001 par value Preferred Stock. The Company’s Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares and may determine the rights, preferences, and terms of the Company’s preferred stock.

Common Stock

Upon the completion of the Company’s initial public offering in May 2000, the Company’s Certificate of Incorporation was amended to authorize 200,000,000 shares of $0.001 par value Common Stock. Each share of Common Stock is entitled to one vote. The holders of common stock are also entitled to receive dividends from legally available assets of the Company when and if declared by the Board of Directors.

Treasury Stock

In the third quarter of 2002, the Company’s board of directors authorized the repurchase of up to $4.0 million of the Company’s common stock from time to time based on the price per share of its common stock and general market conditions. Purchases may be made at management’s discretion in the open market or in private transactions at negotiated prices. In the third quarter of 2002, the Company repurchased 100,000 shares of its common stock for an aggregate price of $165,000.

Stock Option Plan

In January 1998, the Company established the 1998 Stock Plan (the 1998 Plan) under which stock options may be granted to employees, directors and consultants of the Company and authorized 4,000,000 shares of Common Stock for issuance thereunder. In 1999, the Board of Directors approved increases in the number of shares authorized for issuance under the 1998 Plan to 5,994,691. In 2000, the Company’s Board of Directors and Stockholders approved an increase in the number of shares authorized for issuance under the 1998 Plan to 7,194,691. In addition, in 2000, the Board of Directors approved an amendment and restatement of the 1998 Plan to, among other things, provide for automatic increases on the first day of each of the Company’s fiscal years beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board of Directors. Consequently, 891,823 and 816,142 shares were authorized for issuance under the 1998 Plan in 2002 and 2001, respectively, representing 3% of the outstanding shares on January 1, 2002 and 2001, respectively. The shares may be authorized, but unissued, or reacquired Common Stock.

Under the 1998 Plan, nonstatutory stock options may be granted to employees, directors and consultants, and incentive stock options (ISO) may be granted only to employees. In the case of an ISO that is granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price shall not be less than

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

110% of the fair market value per share on the date of grant. For ISO’s granted to any other employee, the per share exercise price shall not be less than 100% of the fair value per share on the date of grant. The exercise price for nonqualified options may not be less than 85% of the fair value of Common Stock at the option grant date. Options generally expire after ten years. Vesting and exercise provisions are determined by the Board of Directors. Options generally vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

Rights to purchase stock may also be granted under the 1998 Plan with terms, conditions, and restrictions determined by the Board of Directors.

The following is a summary of option activity for the 1998 Plan:

	Outstanding Stock Options
	Shares Available	Number of Shares	Price Per Share	Weighted Average Exercise Price
Balance at December 31, 1999	763,318	5,231,373	$0.92–$ 3.50	$1.25
Authorized	1,200,000	—	$ —	$—
Granted	(1,504,866)	1,504,866	$5.50–$47.44	$19.38
Exercised	—	(1,228,770)	$0.92–$ 1.50	$1.05
Canceled	24,500	(24,500)	$1.50–$25.88	$6.04

Balance at December 31, 2000	482,952	5,482,969	$0.92–$47.44	$6.27
Authorized	816,142	—	$ —	$—
Granted	(1,179,050)	1,179,050	$5.09–$38.00	$10.38
Exercised	—	(2,409,925)	$0.92–$ 8.00	$1.17
Canceled	500,490	(500,490)	$0.92–$47.44	$15.65

Balance at December 31, 2001	620,534	3,751,604	$0.92–$47.44	$9.58
Authorized	891,823	—	$ —	$—
Granted	(1,262,500)	1,262,500	$1.15–$ 5.85	$3.16
Exercised	—	(109,380)	$0.92–$ 1.50	$1.27
Canceled	2,612,385	(2,612,385)	$0.92–$47.44	$13.10

Balance at December 31, 2002	2,862,242	2,292,339	$0.92–$29.88	$2.43

In addition, the following table summarizes information about stock options that were outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.92	279,508	5.79	$0.92	274,924	$0.92
$1.15–$1.66	1,537,907	8.02	$1.55	648,154	$1.50
$1.79–$3.50	219,937	7.21	$3.37	140,187	$3.50
$4.13–$8.00	227,612	8.34	$6.78	88,908	$7.09
$10.00–$29.88	27,375	7.89	$23.55	24,499	$24.23

$0.92–$29.88	2,292,339	7.70	$2.43	1,176,672	$2.50

In 1999, the Company granted approximately 102,000 stock options to nonemployees at exercise prices of $1.50 per share in exchange for services. The Company recorded charges to sales and marketing expense in 2000 of $63,000 representing the fair value of vested stock options granted to a nonemployee in 1999. All of these options were vested at December 31, 2002.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan

In February 2000, the Company’s Board of Directors and Stockholders approved and established the 2000 Employee Stock Purchase Plan (the Employee Stock Purchase Plan) reserving a total of 300,000 shares of Common Stock for issuance. The Employee Stock Purchase Plan provides for an automatic annual increase on the first day of each of the Company’s fiscal years beginning January 1, 2001 equal to the lesser of 350,000 shares, 1% of the outstanding Common Stock on that date, or a lesser amount as determined by the Board. Consequently, 297,274 and 272,047 shares were authorized for issuance under the Employee Stock Purchase Plan in 2001 and 2002, respectively, representing 1% of the outstanding shares on January 1, 2002 and January 1, 2001, respectively. Under the Employee Stock Purchase Plan, eligible employees may purchase shares of the Company’s common stock at 85% of fair market value at specific, predetermined dates. Employees purchased 269,802 and 112,786 shares for approximately $526,000 and $757,000 in 2002 and 2001, respectively.

Shares of Common Stock reserved for future issuance are as follows:

	December 31,
	2002	2001
1998 Stock Plan	5,154,581	4,372,138
2000 Employee Stock Purchase Plan	446,103	418,631

	5,600,684	4,790,769

Stock-Based Compensation

The Company applies APB Opinion No. 25, as amended by FIN 44, in accounting for stock-based awards to employees and directors. Under APB Opinion No. 25, as amended by FIN 44, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and net income (loss) per share is required under FAS 123 and is calculated as if the Company had accounted for its employee and director stock options (including shares issued under the Employee Stock Purchase Plan) granted during the years ended December 31, 2002, 2001 and 2000 under the fair value method of FAS 123. The fair value of options granted in 2002 and 2001 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Employee Stock Options	2002	2001
Expected life (in years)	4.88	4.91
Risk-free interest rate	3.8%	4.6%
Volatility	1.38	2.64
Dividend yield	0%	0%

Employee Stock Purchase Plan Shares	2002	2001
Expected life (in years)	0.5	0.5
Risk-free interest rate	1.72%	6.5%
Volatility	1.13	1.52
Dividend yield	0%	0%

As discussed above, the valuation models used under FAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, valuation models

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

require the input of highly subjective assumptions, including the expected life of the option and stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee and director options granted during 2002, 2001 and 2000 was $2.87, $10.14 and $16.26 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2002, 2001 and 2000 was $1.08, $4.50 and $6.56, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Had compensation cost for the Company’s stock-based compensation plan been determined consistent with fair value method of FAS 123, the Company’s net loss applicable to common stockholders and net loss per share applicable to common stockholders would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
Net loss applicable to common stockholders:
As reported	$(10,564)	$(19,586)	$(24,056)

Pro forma	$(17,269)	$(26,608)	$(25,520)

Basic and diluted net loss per share applicable to holders of Common Stock:
As reported	$(0.35)	$(0.67)	$(1.09)

Pro forma	$(0.58)	$(0.91)	$(1.16)

The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Option Exchange Program

In the third quarter of 2002, the Company’s board of directors approved a voluntary stock option exchange program whereby, the Company offered employees and directors of the Company the opportunity to exchange unexercised options for new options covering the same number of shares on a one-for-one basis. The Company then canceled all the unexercised options tendered by employees and directors.

Under the terms of the program, employees and directors who tendered any of their options were required to tender all options granted to them during the six-month period prior to the commencement date of the offer. The new options under the program will be granted six-months and one day following the closing date of the offering period, (the date of legal cancellation of the tendered options), with an exercise price per share equal to the fair market value of the Company’s Common Stock at that time. Since the date of legal cancellation of the options under the offer, the Company has not granted any new options at an exercise price less than that of the cancelled options to any employees who tendered their options.

Additionally, the Company did not agree to compensate any employee or director for any increases in the market value of the Company’s common stock during the six month and one day period, nor were there any provisions in the offer that allowed for reinstatement of the cancelled award or an acceleration of the grant of the new award during the six month and one day period.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has accounted for its voluntary option exchange program in accordance with the provisions of FIN 44 and EITF 00-23, and has concluded there is no accounting consequence, other than accelerating amortization of deferred stock compensation, to its offer to cancel and then grant new options under the terms of the program described above.

On September 19, 2002, the Company canceled options to purchase 2,416,416 shares of the Company’s Common Stock. In exchange for those options canceled, the Company will grant new options to purchase an aggregate of up to 2,416,416 shares of the Company’s Common Stock sometime on or after March 20, 2003. In connection with the option exchange program, the Company incurred accelerated amortization of deferred stock compensation of approximately $74,000 in the third quarter of 2002.

Deferred Stock Compensation

In connection with the grant of stock options to employees prior to the Company’s initial public offering, the Company recorded deferred stock compensation within stockholders’ equity of approximately $681,000 in 2000 and $4.5 million in 1999, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the years ended December 31, 2002, 2001 and 2000, the Company amortized $1.0 million, $1.4 million and $1.3 million, respectively, of this deferred stock compensation. Included in the $1.0 million of amortization of deferred stock compensation for 2002 is the $74,000 of accelerated amortization charges related to the Company’s voluntary stock option exchange described above. The Company will amortize the remaining deferred stock compensation over the vesting period of the related options, generally four years. The amount of deferred stock compensation expense to be recorded in future periods was reduced by $434,000 in 2001 as a result of options for which accrued but unvested compensation had been recorded was forfeited. The amount of deferred stock compensation expense to be recorded in future periods could decrease again if additional options for which accrued but unvested compensation has been recorded are forfeited.

11.    Employee Benefit Plans

In October of 1999, the Company adopted a 401(k) and profit sharing plan (the Plan) that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under the Plan, eligible employees may defer a portion of their pretax salaries but not more than statutory limits. The Company shall make matching nondiscretionary contributions to the Plan of up to $2,500 per year for each plan participant. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors.

Contributions to the Plan during the year ended December 31, 2002, 2001 and 2000 were approximately $160,000, $147,000 and $203,000, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Income Taxes

The Company’s provision for income taxes for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

	December 31,
	2002	2001	2000
	(In thousands)
Current:
Federal	$—	$—	$2,555
State	—	—	472
Foreign	59	59	50

	59	59	3,077
Deferred:
Federal	—	1,968	(1,968)
State	—	309	(309)
Foreign	—	—	—

	—	2,277	(2,277)

Provision for income taxes	$59	$2,336	$800

A $3.0 million income tax benefit related to the exercise of stock options reduced taxes currently payable for the year ended December 31, 2000 and was credited to additional paid-in capital.

Income (loss) before income taxes consisted of the following:

	December 31,
	2002	2001	2000
	(In thousands)
Domestic	$(10,921)	$(17,425)	$2,270
Foreign	416	175	398

	$(10,505)	$(17,250)	$2,668

A reconciliation of taxes computed at the federal statutory income tax rate to the provision (benefit) for (from) income taxes is as follows:

	December 31,
	2002	2001	2000
	(In thousands)
Provision (benefit) computed at federal statutory rate	$(3,677)	$(6,038)	$907
State income taxes, net	—	309	163
Foreign Taxes	59	59	—
Impairment of investment in GCS	1,015	—	—
In process research and development	770	—	—
Valuation allowance	1,690	7,470	—
Amortization of deferred stock compensation	355	489	447
Utilization of tax net operating loss carryforward	—	—	(685)
Other	(153)	47	(32)

	$59	$2,336	$800

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities consist of the following:

	December 31,
	2002	2001
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$23,588	$16,666
Accruals and reserves	4,169	5,176
Deferred margin on distributor inventory	1,625	1,473
Tax credits	1,665	—
Capitalization of R&D expenses	5,416	720
Other	493	288

Total deferred tax assets	36,956	24,323
Valuation allowance	(36,392)	(24,075)

Gross deferred tax assets	564	248
Deferred tax liability:
Acquisition related items	(295)	—
Tax over book depreciation	(269)	(248)

Net deferred tax assets (liabilities)	$—	$—

As of December 31, 2002, the Company had deferred tax assets of approximately $37.0 million. Management has evaluated the need for a valuation allowance for deferred tax assets in accordance with the requirements of Statement of Financial Accounting Standards No. 109. As of December 31, 2002, the Company had no ability to realize its deferred tax assets through carrybacks or available tax planning strategies. Additionally, based on the cumulative pre-tax losses the Company has sustained in the three years ended December 31, 2002 and the current economic uncertainty in the Company’s industry that limits the Company’s ability to generate verifiable forecasts of future domestic taxable income, a valuation allowance, in an amount equal to our net deferred tax assets as of December 31, 2002, was recorded. The valuation allowance increased by approximately $12.3 million, $19.4 million and $1.9 million in 2002, 2001, and 2000, respectively. Approximately, $9.4 million of the valuation allowance was attributable to acquisition-related items that if and when realized in future periods, will first reduce the carrying value of goodwill, then other long-lived intangible assets of the Company’s acquired subsidiary and then income tax expense. Approximately, $13.9 million of the Company’s valuation allowance was attributable to stock option deductions, the benefit of which will be credited to additional paid-in capital when and if realized.

As of December 31, 2002, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $63.7 million and $23.6 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1.1 million and $0.8 million, respectively. The federal and state net operating loss carryforwards will expire at various times beginning in 2020 and 2010, respectively, if not utilized. The tax credit carryforwards will expire at various times beginning in 2009 if not utilized.

Utilization of the net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards and tax credit carryforwards before utilization.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Related Party Transactions

The Company purchases assembly services from a packaging subcontractor and supplier of contract manufacturing services located in the Philippines (the Supplier). The Supplier’s principal stockholder is a cousin of the Company’s chairman of the board.

Purchases from the Supplier totaled $339,000, $574,000 and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, amounts owed to this Supplier by the Company totaled $316,000.

14.    Segments of an Enterprise and Related Information

The Company has adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company’s chief operating decision maker (CODM), the Chief Executive Officer of the Company, evaluates performance and allocates resources based on segment reporting operating income (loss).

From 2000 to 2001, the Company operated under two business segments: the Standard Products segment and the Wireless Infrastructure Products segment. At the beginning of 2002, in response to the changes in the market place, the Company reorganized to focus on end markets. As a result of this reorganization, the Company operated in three business segments through the date of the acquisition of Xemod. As a result of the acquisition, the Company now operates in four business segments. First is the Wireless Applications business area. This business area is responsible for all wireless infrastructure activity, excluding high power amplifier products, both standard and specialized. Second is the Wireline Applications business area. This business area is responsible for the development and marketing of wireline components to both cable television and fiber optics markets. Third is the Terminals business area. This business area focuses on customers who use the Company’s products for applications outside of the Company’s core markets of wireless and wireline infrastructure, such as cable television set-top boxes and wireless video transmitters. Last is the Integrated Power Products business area (representing the historical business of Xemod). This business area focuses on high power amplifier products for wireless communication and networking infrastructure markets. The Company’s reportable segments are organized as separate functional units with separate management teams and separate performance assessment and resource allocation processes.

The accounting policies of each segment are the same as those described in Note 1: Organization and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements. There are no intersegment sales. Non-segment items include certain corporate manufacturing expenses, advanced research and development expenses, certain sales expenses, general and administrative expenses, amortization of deferred stock compensation, in-process research and development, restructuring charges, impairment charges related to the Company’s investment in GCS, interest income and other, net, interest expense, and the provision for income taxes, as the aforementioned items are not allocated for purposes of the CODM’s review. Assets and liabilities are not discretely reviewed by the CODM.

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Wireless Applications	Wireline Applications	Terminals Applications	Integrated Power Products	Total Segments	Non- Segment Items	Total Company
	(in thousands)
For the year ended December 31, 2002
Net revenues from external customers	$18,043	$395	$1,981	$394	$20,813	$(103)	$20,710

Operating income (loss)	$5,080	$(730)	$324	$(1,142)	$(3,532)	$(14,930)	$(11,398)

For the year ended December 31, 2001
Net revenues from external customers	$12,174	$170	$7,587	$—	$19,931	$(110)	$19,821

Operating income (loss)	$1,205	$(1,521)	$2,980	$—	$2,664	$(23,366)	$(20,702)

The Integrated Power Products business area was established as a result of the acquisition of Xemod and includes only revenues and operating income (loss) attributable to Xemod and does not include any other portion of the revenues and operating income (loss) that was previously included in the Company’s other segments. Therefore, restatement of prior periods on the basis of four segments is impracticable because this segment had no segment revenue or operating income (loss) prior to the acquisition date.

The 2001 segment information presented above has been restated to reflect the change in the number of the Company’s segments from two to three in 2002. As noted above, the change in segments from three to four subsequent to the acquisition of Xemod did not impact the 2001 segment presentation, as the additional segment, the Integrated Power Products segment, includes only revenues and operating income (loss) attributable to Xemod and does not include any other portion of the revenues and operating income (loss) that was previously included in the Company’s other segments.

In 2002 the Company implemented a new revenue tracking system that did not allow for information to be restated prior to 2001. This new software provided, among other things, the ability to partially automate the segment reporting function, which prior to that date had been done manually. However, in order to for the system’s segment reporting ability to function correctly, sales records needed to be marked so that the system could properly sort the data into the segments the Company had chosen for 2002. The Company’s historical records (prior to 2002) did not contain these identifying markers so the Company was unable to use the new system to convert historical sales records into the new segments. The data from 2001 was current enough to manually sort and mark the records into the correct segments. This allowed the Company to load the 2001 data into the system. Given the age of the data prior to 2001, the Company was unable to perform this same process for earlier years. As the Company is unable to restate its current segment information prior to 2001, the following table presents segment information for 2000, based on the Company’s segment reporting structure at that time:

	Standard Products	Wireless Infrastructure Products	Total Segments	Non- Segment Items	Total Company
	(in thousands)
Fiscal 2000
Net revenues from external customers	$34,649	$—	$34,649	$—	$34,649
Operating income (loss)	15,563	(3,262)	12,301	(11,986)	315
Expenditures for long-lived assets	1,824	1,659	3,483	3,060	6,543

SIRENZA MICRODEVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of geographical information (in thousands):

	December 31,
	2002	2001	2000
Net revenues from external customers:
United States	$11,882	$14,906	$32,231
Other foreign countries	8,828	4,915	2,418

	$20,710	$19,821	$34,649

Long-lived assets:
United States	$6,150	$6,385	$6,666
Other foreign countries	793	1,100	1,891

	$6,943	$7,485	$8,557

In 2002, sales to customers located in Sweden represented approximately 15% of the Company’s net revenues. In 2001, sales to customers located in the United Kingdom represented approximately 10% of the Company’s net revenues.

Substantially all of the Company’s long-lived assets outside of the United States at December 31, 2002 and 2001 reside in Canada.

Three of the Company’s customers, Richardson Electronics Laboratories, Avnet Electronics Marketing and Ericsson accounted for approximately 37%, 16% and 13% of net revenues, respectively, for the year ended December 31, 2002. Four of the Company’s customers, Richardson Electronics Laboratories, Minicircuits Laboratories, Avnet Electronics Marketing and Pace Micro Technology, PLC accounted for 39%, 19%, 16% and 10% of net revenues, respectively, for the year ended December 31, 2001. Richardson Electronics Laboratories, Minicircuits Laboratories and Avnet Electronics Marketing accounted for 39%, 31% and 20% of net revenues, respectively, for the year ended December 31, 2000. No other customer accounted for more than 10% of net revenues during these periods.

15.     Special Charges

In the fourth quarter of 1999, the Company’s Board of Directors paid a cash dividend to holders of Common Stock in an aggregate amount of $4.0 million. The Company also agreed to pay a non-recurring bonus totaling approximately $3.0 million to its stockholders who were also employees and officers of the Company. The bonus was paid in recognition of the stockholders active involvement, leadership and contributions to the rapid development of the Company through the end of 1999. The total amount of the bonus was determined based upon these activities of the stockholders in their capacity as employees and was approved by the Company’s Board of Directors. The bonus, which was also intended to assist the stockholders cover any federal or state taxes associated with the payment of the dividend, was paid in December 1999. In 1999, the Company recorded the $3.0 million as special charges in the statement of operations as this amount represents a nonrecurring transaction that the Company does not consider to be reflective of its ongoing operations. In 2000, the above stockholders filed their tax returns and refunded the Company $282,000, representing the excess amount of bonus received compared to their actual federal and state tax liability. The Company recorded the receipt of the $282,000 as special charges in the statement of operations, consistent with the presentation of that in the preceding fiscal year.

16.    Subsequent Event (Unaudited)

In connection with the proposed acquisition of Vari-L, the Company agreed to provide Vari-L with a secured loan facility of up to $5.3 million (see Note 3). From January 1, 2003 through March 18, 2003, the Company loaned to Vari-L an additional $1.3 million under the loan facility. As of March 18, 2003, $4.7 million of loans to Vari-L remain outstanding.

SIRENZA MICRODEVICES, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2002, 2001 and 2000

Allowance for Doubtful Accounts Receivable

Year Ended December 31,	Balance at Beginning of Period	Additions— Charged to Costs and Expenses	Deductions— Write-offs	Balance at End of Period
2002	$42,000	$—	$—	$42,000
2001	$59,000	$—	$17,000	$42,000
2000	$100,000	$—	$41,000	$59,000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Xemod Incorporated

In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Xemod Incorporated (a development stage company) at October 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended and for the period from April 5, 1994 (inception) to October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a deficit accumulated during the development stage that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Phoenix, Arizona

March 5, 2002

XEMOD INCORPORATED

(a development stage company)

BALANCE SHEET

	October 31,
	2001	2000
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,205	$10,579
Accounts receivable	149	119
Inventory, net	597	637
Prepaid expenses	6	53

Total current assets	3,957	11,388
Machinery and equipment, net	2,447	2,274
Other assets	112	112

Total assets	$6,516	$13,774

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of capital leases	$640	$306
Current portion of notes payable	747	316
Notes payable to related parties	758	—
Accounts payable	188	452
Accrued expenses	266	203
Deferred revenue (see Note 5)	506	—

Total current liabilities	3,105	1,277
Capital leases, long term	244	344
Notes payable, long term	—	510
Deferred revenue (see Note 5)	1,454	—

Total liabilities	4,803	2,131

Commitments and contingencies
Mandatorily redeemable convertible preferred stock; no par value (see Note 9)	25,250	24,991

Beneficial conversion features relating to mandatorily redeemable convertible preferred stock	612	612

Shareholders’ equity (deficit):
Common stock; no par value, 30,000,000 shares authorized, 3,107,923 and 3,088,875 shares issued and outstanding in 2001 and 2000, respectively	274	272
Preferred stock warrants and other	971	798
Deficit accumulated during the development stage	(25,394)	(15,030)

Total shareholders’ equity (deficit)	(24,149)	(13,960)

Total liabilities, mandatorily redeemable convertible preferred stock and shareholders’ equity (deficit)	$6,516	$13,774

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

(a development stage company)

STATEMENT OF OPERATIONS

	Year Ended October 31,		Period from April 5, 1994 (inception) to October 31, 2001
	2001	2000
	(In thousands)
Revenue	$948	$428	$3,345
Cost of revenue	2,949	2,533	7,450

Gross margin (deficit)	(2,001)	(2,105)	(4,105)

Operating expenses:
Research and development	6,341	3,778	14,715
Selling, general and administrative	1,712	1,522	5,435

Total operating expenses	8,053	5,300	20,150

Operating loss	(10,054)	(7,405)	(24,255)
Other income (expense), net	(51)	(29)	(116)

Net loss	$(10,105)	$(7,434)	$(24,371)

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

(a development stage company)

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

PERIOD FROM APRIL 5, 1994 (INCEPTION) TO OCTOBER 31, 2001

(in thousands, except share data)

	Common Stock		Preferred Stock Warrants and Other	Deficit Accumulated during the Development Stage	Total
	Shares	Amount
Issuance of common stock on April 8, 1994 at $0.067 per share	1,024,125	$69	$—	$—	$69
Cash dividends paid March 15, 1996	—	—	—	(30)	(30)
Issuance of common stock in November 1996 at $0.10 per share	1,803,510	180	—	—	180
Issuance of common stock in March 1997 at $0.10 per share	159,990	16	—	—	16
Net loss from April 5, 1994 (inception) to October 31, 1997	—	—	—	(422)	(422)

Balance at October 31, 1997	2,987,625	265	—	(452)	(187)
Exercise of stock options for cash at $0.05 per share	40,000	2	—	—	2
Issuance of Series A preferred stock during December 1997 through April 1998	—	—	50	—	50
Net loss	—	—	—	(2,122)	(2,122)

Balance at October 31, 1998	3,027,625	267	50	(2,574)	(2,257)
Exercise of stock options for cash at $0.05 per share	2,916	—	—	—	—
Net loss	—	—	—	(4,288)	(4,288)

Balance at October 31, 1999	3,030,541	267	50	(6,862)	(6,545)
Issuance of Series C preferred stock warrants in December 1999	—	—	335	—	335
Beneficial conversion feature relating to the Series C preferred stock	—	—	—	(351)	(351)
Warrants issued to bank in connection with the February 2000 loan agreement amendment (See Note 6)	—	—	24	—	24
Issuance of Series D preferred stock warrants in May 2000	—	—	238	—	238
Beneficial conversion feature relating to the Series D preferred stock	—	—	—	(261)	(261)
Issuance of Series E preferred stock warrants in September 2000	—	—	125	—	125
Warrants issued to bank in connection with the October 2000 loan agreement amendment (See Note 6)	—	—	26	—	26
Exercise of stock options for cash at $0.05-$0.10 per share	58,334	5	—	—	5
Accretion of discounts on mandatorily redeemable convertible preferred stock	—	—	—	(122)	(122)
Net loss	—	—	—	(7,434)	(7,434)

Balance at October 31, 2000	3,088,875	272	798	(15,030)	(13,960)
Exercise of stock options for cash at $0.05-$0.08 per share	19,048	2	—	—	2
Warrants issued to related parties in connection with bridge financing (See Note 12)	—	—	173	—	173
Accretion of discounts on mandatorily redeemable convertible preferred stock	—	—	—	(259)	(259)
Net loss	—	—	—	(10,105)	(10,105)

Balance at October 31, 2001	3,107,923	$274	$971	$(25,394)	$(24,149)

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

(a development stage company)

STATEMENT OF CASH FLOWS

	Year Ended October 31,		Period from April 5, 1994 (inception) to October 31, 2001
	2001	2000
	(In thousands)
Cash flows from operating activities:
Net loss	$(10,105)	$(7,434)	$(24,371)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	774	505	1,686
Loss on disposal of machinery and equipment	—	28	28
Non-cash interest expense	97	14	111
Changes in assets and liabilities, net of non-cash items:
Accounts receivable	(30)	(107)	(149)
Inventory	40	(482)	(597)
Prepaid expenses	11	12	(6)
Other assets	—	(64)	(112)
Accounts payable	(264)	(50)	188
Accrued expenses	63	32	266
Deferred revenue	1,960	—	1,960

Net cash used in operating activities	(7,454)	(7,546)	(20,996)

Cash flows from investing activities:
Purchase of machinery and equipment	(217)	(1,358)	(2,239)

Net cash used in investing activities	(217)	(1,358)	(2,239)

Cash flows from financing activities:
Proceeds from bank borrowings	275	1,000	1,275
Proceeds from notes payable to related parties	870	—	870
Repayment of bank borrowings	(354)	(174)	(528)
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net of issuance costs	—	18,063	25,601
Proceeds from issuance of common stock	2	5	274
Proceeds from issuance of warrants	—	16	16
Payment of dividends	—	—	(30)
Repayment of capital leases	(496)	(264)	(1,038)

Net cash provided by financing activities	297	18,646	26,440

Net (decrease) increase in cash and cash equivalents	(7,374)	9,742	3,205
Cash and cash equivalents at beginning of period	10,579	837	—

Cash and cash equivalents at end of period	$3,205	$10,579	$3,205

Supplemental disclosures:
Cash paid for interest	$154	$150	$431

Property and equipment acquired under capital leases	$730	$—	$1,922

Issuance of preferred stock warrants	$173	$748	$921

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1.    The Company

Xemod Incorporated, (the “Company”), incorporated in California on April 5, 1994, is engaged in the design, manufacture and distribution of silicon-based RF power semiconductor products. The Company is headquartered in Tempe, Arizona and has facilities in Santa Clara, California.

Since inception, the Company has been in the development stage, engaged primarily in research and development. Revenues generated prior to fiscal year 2000 related primarily to engineering consulting projects. The Company began shipment of its product, QuikPac, in October 1999; however, related revenues through October 31, 2001 have not been significant.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Since inception, the Company has incurred losses from operations of approximately $24.3 million and has generated negative cash flows from operating activities of approximately $21.0 million. Additionally, as of October 31, 2001, the Company had a deficit accumulated during the development stage of approximately $25.4 million. Management plans to achieve profitable operations through continued development and marketing of the Company’s products and services and is seeking additional debt or equity financing arrangements to fund the Company’s operating and capital needs. The successful completion of management’s plans, including the raising of capital to fund the Company’s operating and capital needs, is required for the Company to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

2.    Summary of Significant Accounting Policies

Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents

Cash equivalents consist of liquid investments with original maturities of 90 days or less. The carrying value of cash equivalents approximates their estimated fair market value.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash equivalents consist of high quality short-term money market instruments. Receivables arising from sales to customers are not collateralized and, as a result, management continually monitors the financial condition of its customers to reduce the risk of loss.

Machinery and equipment

Machinery and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of five years. Repairs and maintenance costs are expensed as incurred. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Inventory

Inventories are stated at the lower of actual cost, determined on a first in, first out basis, or market.

Revenue recognition

Product revenue is recognized when title passes to the customer which is generally at the time of shipment.

Research and development costs

Research and development costs are expensed as incurred.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (“APB 25”), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Stock split

On November 16, 1997, the Company’s Board of Directors approved a 15-for-1 stock split of the Company’s common stock. All common share and per share amounts have been retroactively restated to reflect the stock split.

Comprehensive loss

Since inception, the Company has not had any changes in equity from non-owner sources. The Company’s only component of comprehensive loss is its net loss.

Income taxes

Income taxes are accounted for on the asset and liability method. Under this method, deferred income taxes are recognized based on the estimated future tax effects or differences between the financial and tax bases of assets and liabilities under the provisions of enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent accounting pronouncements

In June 1997, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This statement established accounting and reporting standards for derivative financial instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The adoption of SFAS No. 133 during fiscal 2001 did not have a material impact on the Company’s financial statements.

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB 101 during fiscal 2001 did not have a material impact on the Company’s financial statements.

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The Company does not have goodwill or other intangibles and does not expect the adoption of SFAS No. 141 or SFAS No. 142 to have a material impact on its financial position or results of operations.

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company does not expect the adoption of SFAS No. 143 to have a material impact on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that all long-lived assets (including discontinued operations) that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. SFAS No. 144 is effective for the Company as of November 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position or results of operations.

3.    Inventory

Inventory consists of the following (in thousands):

	October 31,
	2001	2000
Raw materials	$630	$478
Work-in-process	46	254
Finished goods	138	55

	814	787
Less: Reserve for excess and obsolete inventory	(217)	(150)

	$597	$637

4.    Machinery and Equipment

Machinery and equipment consists of the following (in thousands):

	October 31,
	2001	2000
Production and other equipment	$4,004	$3,097
Furniture and fixtures	112	72

	4,116	3,169
Less: Accumulated depreciation	(1,669)	(895)

	$2,447	$2,274

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Production and other equipment includes $1,922,000 and $1,190,000 of assets acquired under capital leases at October 31, 2001 and 2000, respectively. Accumulated amortization of these assets is $825,000 and $490,000 at October 31, 2001 and 2000, respectively.

5.    License Agreement

On October 10, 2001, the Company entered into a license agreement (the “Agreement”) with M/A COM, Inc. (“M/A COM”) granting M/A COM the right to use and sell products that incorporate the Company’s LDMOS semiconductor processing technology, including future technology enhancements. The Company is also required to provide M/A COM with certain products and services during the 7.5 year term of the Agreement. Total license fees of $5.0 million are payable upon achievement of certain milestones specified in the Agreement. As of October 31, 2001, the Company successfully delivered product and documentation which meets the acceptance criteria of the first milestone and received $2.0 million in cash. In February 2002, the Company successfully achieved the second milestone and received an additional $2.0 million in cash. The remaining $1.0 million will be retained by M/A COM as security against future contingencies. The unpaid balance will accrue interest at 5% per annum and is payable in full upon expiration of the Agreement.

The Company is recognizing the first two milestone payments as revenue on a pro rata basis over a four year period which represents management’s estimate of the useful life of the licensed technology. Management also estimates that the Company’s other obligations to M/A COM will be completed during that time frame. Revenue recognition related to the final $1.0 million will be determined upon receipt. As of October 31, 2001, the Company has recognized $42,000 of the first $2.0 million milestone payment while the remaining $1,958,000 is recorded as deferred revenue in the accompanying balance sheet.

6.    Bank Borrowing Arrangements

As of October 31, 2001 and 2000, the Company had a loan agreement with a bank that provided a revolving line of credit and an equipment financing line. The revolving line of credit provided for borrowings up to a limit of $500,000 through April 30, 2001. The revolving line of credit expired on April 30, 2001.

In 2000, the Company amended its loan agreement with the bank. Under the terms of the amendment, the Company could borrow up to $1 million under an equipment financing line through October 31, 2001. Advances under the equipment line bear interest at the 36-month Treasury note yield plus 300 basis points and have a term of 36 months. As of October 31, 2001 and 2000, there was $747,000 and $826,000, respectively, outstanding under the equipment line. Subsequent to year-end in February 2002, all amounts outstanding under the line, including accrued interest, were paid in full.

On October 4, 2001, the Company amended its loan agreement with the bank to remove all financial covenants and release the bank’s interest in all previously identified collateral. Under the revised agreement, the Company was required to maintain a certificate of deposit with the bank equal to the amount outstanding under the line. When all amounts outstanding under the line were paid in full in February 2002, all restrictions on the cash balance were released.

In connection with the amendments to the loan agreement in 2000, the Company issued warrants to the bank to purchase 60,000 Series C shares and 17,223 Series E shares of its mandatorily redeemable convertible preferred stock. The warrants are immediately exercisable at $1.15 per share and $4.0642 per share, respectively, and will expire seven years from the date of issuance. The aggregate estimated fair value of the warrants of

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

$50,000 was amortized to interest expense through October 31, 2001, the expiration date stipulated in the amendments to the loan agreement to which the warrants related.

7.    Capital Leases

In October 2001, the Company entered into a noncancelable capital lease for the purchase of equipment. Borrowings are collateralized by the equipment and are repayable in monthly installments over 48 months. There is a bargain purchase option at the end of the lease term. In connection with the lease, the Company is required to maintain a certificate of deposit of $219,000, which is reduced over the term of the lease subject to certain covenants.

In March and October 1999, the Company made two separate draws totaling $348,000 under a lease financing facility with an unrelated party for the purchase of equipment, which secures such borrowings. The borrowings were accounted for as capital leases and are required to be repaid in 48 monthly installments through October 2003.

In July, August and October 1998, the Company made three separate draws totaling $800,000 under a lease financing facility with an unrelated party for the purchase of equipment, which secures such borrowings. The borrowings were accounted for as capital leases and are required to be repaid in 48 equal monthly installments through September 2002.

Future minimum lease payments under the capital leases are as follows (in thousands):

Years Ending October 31,
2002	$724
2003	142
2004	79
2005	72

Total minimum lease payments	1,017
Less: amount representing interest	(133)

Present value of capital lease obligations	884
Less: current portion	(640)

Long-term portion of capital lease obligations	$244

8.    Income Taxes

A provision for federal and state income taxes has not been made in the accompanying financial statements as the Company was an S corporation from April 5, 1994 (inception) through November 17, 1997 (and the related tax effects were allocated directly to the Company’s shareholders) and because of net operating losses incurred from November 18, 1997 through October 31, 2001. As of October 31, 2001 and 2000, deferred tax assets amounted to approximately $9,960,000 and $5,448,000, respectively, and related primarily to net operating loss and research and development credit carryforwards as well as research and development costs that are capitalized and amortized for income tax purposes and expensed for book purposes. A valuation allowance has been provided in an amount equal to these deferred tax assets because uncertainty exists regarding their ultimate realizability.

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

At October 31, 2001, the Company had federal and state net operating loss carryforwards of approximately $11,880,000 and $7,985,000, respectively, available to reduce future taxable income. Such carryforwards expire from 2012 through 2021 for federal tax purposes and from 2005 through 2008 for state tax purposes, if not utilized. The Company also has research and development credit carryforwards of approximately $396,000 for federal tax purposes available to reduce future federal income tax. Such credit carryforwards expire in 2012 through 2021. In addition, the Company has approximately $193,000 of credit carryforwards for California tax purposes available to offset future California tax.

The Company’s net operating loss and credit carryforwards may be impaired or limited in certain circumstances. Events which may cause changes in the Company’s net operating loss and credit carryforwards include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three-year period.

9.    Mandatorily Redeemable Convertible Preferred Stock

Mandatorily redeemable convertible preferred stock consists of the following (in thousands, except share data):

Series	Shares Authorized October 31,		Shares Issued and Outstanding October 31,		Redemption Value	Balance October 31,
	2001	2000	2001	2000		2001	2000
A	6,045,981	6,045,981	6,045,981	6,045,981	$3,537	$3,525	$3,519
B	4,135,251	4,135,251	4,135,251	4,135,251	4,011	3,997	3,992
C	3,778,744	3,778,744	2,699,070	2,699,070	2,699	2,452	2,395
D	5,232,497	5,232,497	4,350,000	4,350,000	4,785	4,596	4,550
E	3,650,000	3,000,000	2,780,405	2,780,405	11,300	10,680	10,535

	22,842,473	22,192,473	20,010,707	20,010,707	$26,332	$25,250	$24,991

In December 1997 and April 1998, the Company issued a total of 6,045,981 shares of its Series A preferred stock (“Series A”) for net proceeds of $3,502,000 (net of $35,000 of issuance costs). In March 1999, the Company issued a total of 4,135,251 shares of its Series B preferred stock (“Series B”) for net proceeds of $3,986,000 (net of $25,000 of issuance costs). In December 1999, the Company issued a total of 2,699,070 shares of its Series C preferred stock (“Series C”) for net proceeds of $2,669,000 (net of $30,000 of issuance costs). In May 2000, the Company issued a total of 4,350,000 shares of its Series D preferred stock (“Series D”) for net proceeds of $4,759,000 (net of $26,000 of issuance costs). In September 2000, the Company issued a total of 2,780,405 shares of its Series E preferred stock (“Series E”) for net proceeds of $10,635,000 (net of $665,000 of cash issuance costs).

Conversion

Each share of Series A, Series B, Series C, Series D and Series E is convertible at the option of the holder into one share of common stock; the conversion rate is subject to adjustment for changes in the Company’s capital structure. All shares of preferred stock will automatically be converted into shares of common stock upon the closing of an underwritten public offering having an aggregate offering price of at least $30,000,000 and a per share offering price of $9.00 or more.

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Dividends

Holders of Series A, Series B, Series C, Series D and Series E shares are entitled to receive noncumulative dividends payable quarterly when, as and if declared by the Board of Directors in preference to any dividend on the common shares at annual rates of $0.0468, $0.0776, $0.08, $0.088 and $0.3248 per share, respectively.

Voting

Holders of each share of Series A, Series B, Series C, Series D and Series E shares are entitled to one vote for each share of common stock into which the preferred shares could then be converted.

Liquidation

In the event of a liquidation, Series A, Series B, Series C, Series D and Series E shareholders are entitled to a per share distribution in preference to common shareholders equal to the original issue price per share of $0.585, $0.970, $1.00, $1.10 and $4.06, respectively, plus any declared but unpaid dividends. In the event funds are insufficient to make a complete distribution to the holders of Series A, Series B, Series C, Series D and Series E shares as described above, then, the assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A, Series B, Series C, Series D and Series E shares in proportion to the preferential amount each such holder is otherwise entitled to receive. Upon completion of the preferential distribution described above, any remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of the Series A, Series B, Series C, Series D, Series E and common shares pro rata based on the number of shares of common stock held by each assuming conversion of all such preferred shares into common stock.

Redemption

Holders of Series A, Series B, Series C, Series D and Series E shares have the option to redeem the shares on the sixth anniversary of the original purchase dates, provided the holders have requested redemption at least fifteen days prior to the redemption date. The Company will redeem such shares of Series A, Series B, Series C, Series D and Series E in two equal annual installments on the sixth and seventh anniversaries of the original purchase dates with a sum equal to $0.585, $0.970, $1.00, $1.10 and $4.06 per share, respectively, plus all declared but unpaid dividends. Due to issuance costs which were deducted from the proceeds of each preferred stock offering as well as the allocation of a portion of the net proceeds of the Series C and Series D offerings to the warrants issued in conjunction with such offerings, the Company adjusts the value of its preferred stock to the respective redemption values using the effective interest method over the period from issuance until the respective redemption dates. Total accretion charged to the accumulated deficit was $381,000 during the period from April 5, 1994 (inception) to October 31, 2001.

Warrants

In conjunction with the Series C offering, 944,674 warrants were sold for $0.01 per warrant to the Series C shareholders. The warrants are immediately exercisable at $1.15 per share and will expire upon the earlier of December 2004, acquisition or initial public offering of the Company. These warrants were recorded at their estimated fair value of $335,000.

In conjunction with the Series D offering, 652,499 warrants were sold for $0.01 per warrant to the Series D shareholders. The warrants are immediately exercisable at $1.15 per share and will expire upon the earlier of

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

May 2005, acquisition or initial public offering of the Company. These warrants were recorded at their estimated fair value of $238,000.

In conjunction with the Series E offering, 83,449 warrants were granted to a consultant. The warrants are immediately exercisable at $4.06 per share and will expire in May 2005. These warrants were recorded at their estimated fair value of $125,000 and were considered non-cash issue costs.

Beneficial Conversion Feature

In conjunction with the Series C and Series D offerings, a portion of the related net proceeds amounting to $351,000 and $261,000, respectively, was allocated to the estimated value of beneficial conversion features inherent in the related agreements. The amounts allocated to the beneficial conversion features were immediately charged to retained earnings as the preferred stock to which they relate was immediately convertible into shares of common stock.

10.    Stock Option Plan

The Company’s 1997 Stock Option Plan (the “Plan”) authorizes the Board of Directors to grant up to 3,311,525 incentive stock options and nonstatutory stock options to employees, directors and consultants. The Plan provides that incentive stock options may be granted to employees and directors of the Company and nonstatutory stock options may be granted to employees, directors and consultants of the Company. Under the Plan, incentive and nonstatutory stock options granted to a person who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, are granted at an option price not less than 110% of the fair market value of the stock. Furthermore, such options granted shall not be exercisable after five years from the date of grant. Nonstatutory stock options granted to any other person are granted at an option price not less than 85% of the fair market value of the stock.

The Plan is administered by the Board of Directors or its designees and provides generally that the option price shall not be less than the fair market value of the shares on the date of grant, as determined by the Board of Directors, and no portion may be exercised beyond ten years from that date. Options granted generally vest 25% at the end of the first year and  1/48 per month thereafter. Options granted to non-employees are exercisable at any time or during any period established by the Board of Directors.

A summary of all option activity under the Plan is as follows:

	Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted Average Exercise Price
Balance at October 31, 1999	1,580,609	1,688,000	$.06
Options granted	(1,077,000)	1,077,000	.15
Options exercised	—	(58,334)	.09
Options cancelled	122,666	(122,666)	—

Balance at October 31, 2000	626,275	2,584,000	.10
Options granted	(565,600)	565,600	.35
Options exercised	—	(19,068)	.08
Options cancelled	373,152	(373,152)	.31

Balance at October 31, 2001	433,827	2,757,380	.12

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Options Outstanding at October 31, 2001			Options Exercisable at October 31, 2001
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.05-0.15	2,431,500	7.14	$0.09	1,913,597	$0.08
$0.25-0.40	325,880	9.44	$0.31	3,457	$0.40

	2,757,380	7.40	$0.12	1,917,054	$0.08

There were 1,104,458 options exercisable at October 31, 2000.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the respective grant dates as prescribed in SFAS 123, the Company’s pro forma net loss for all periods presented would not have been materially different from the net loss reported. The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions: dividend yield of 0%; weighted average expected option term of four years; and risk free rate of 3.17% to 5.56% and 5.93% to 6.07% for the years ended October 31, 2001 and 2000, respectively. The weighted average fair value of options granted during fiscal 2001 was $0.049 and during fiscal 2000 was $0.018.

11.    Commitments

The Company leases its facilities under noncancelable operating leases with various expiration dates through 2005. On October 20, 1999, the Company established a stand-by letter of credit of $150,000 in connection with the operating lease in Tempe, Arizona. Total rent expense under these operating leases aggregated $406,000 and $273,000 for the years ended October 31, 2001 and 2000, respectively, and $1,086,000 for the period from April 5, 1994 (inception) to October 31, 2001.

Future minimum lease payments under all noncancelable operating leases are as follows (in thousands):

Years Ending October 31,
2002	$379
2003	393
2004	392
2005	301

Total minimum payments	$1,465

12.    Related Party Transactions

In September 2000, the Company entered into a development agreement with the holder of the Company’s Series E shares. Under the terms of the agreement, the Company was required to pay a development fee of $3.2 million in four equal installments of $800,000 over the one-year term of the agreement, which expired in September 2001. During the years ended October 31, 2001 and 2000, $2.4 million and $800,000, respectively, was charged to research and development expense under this agreement.

On September 14, 2001, the Company issued a series of subordinated promissory notes to certain shareholders. The notes have an aggregate principal amount of $870,000, bear interest at 6% per annum, and are

XEMOD INCORPORATED

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

payable 120 days after issuance. Subsequent to year-end in February 2002, the aggregate principal amount plus accrued interest was paid in full. In connection with this financing, the Company granted warrants to purchase up to 217,619 shares of the Company’s Series E preferred stock at $0.01 per share to the related shareholders. The warrants are exercisable at any time after January 18, 2002 and expire on September 18, 2006. The warrants were recorded at their estimated fair value of $173,000 as a discount against the promissory notes which is being amortized to interest expense over the term of the notes.

XEMOD INCORPORATED

BALANCE SHEET

June 30, 2002
(unaudited)
(in thousands)
Assets
Current assets:
Cash and cash equivalents	$265
Accounts receivable	62
Inventory, net	203
Prepaid expenses	112

Total current assets	642
Machinery and equipment, net	1,913
Other assets	104

Total assets	$2,659

Liabilities, mandatorily redeemable convertible preferred stock and shareholders’ equity (deficit)
Current liabilities:
Current portion of capital leases	$245
Accounts payable	335
Accrued expenses	386
Deferred revenue	348

Total current liabilities	1,314
Capital leases, long term	166
Deferred revenue	3,049

Total liabilities	4,529

Commitments and contingencies

Mandatorily redeemable convertible preferred stock	25,425

Beneficial conversion features relating to mandatorily redeemable convertible preferred stock	612

Shareholders’ equity (deficit)
Common stock; no par value, 30,000,000 shares authorized, 3,108,256 shares issued and outstanding at June 30, 2002	274
Preferred stock warrants and other	971
Accumulated deficit	(29,152)

Total shareholders’ equity (deficit)	(27,907)

Total liabilities, mandatorily redeemable convertible preferred stock and shareholders’ equity (deficit)	$2,659

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

STATEMENT OF OPERATIONS

	Eight Months Ended June 30,
	2002	2001
	(unaudited)	(unaudited)
	(in thousands)
Revenue	$1,386	$527
Cost of revenue	1,681	1,804

Gross margin (deficit)	(295)	(1,277)

Operating expenses:
Research and development	2,031	5,232
Selling, general and administrative	1,043	1,123

Total operating expenses	3,074	6,355

Operating loss	(3,369)	(7,632)

Other income (expense), net	(214)	90

Net loss	$(3,583)	$(7,542)

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

Eight months ended June 30, 2002

(in thousands, except share data)

(Unaudited)

	Common Stock		Preferred Stock Warrants and Other	Deficit Accumulated	Total
	Shares	Amount
Balance at October 31, 2001	3,107,923	$274	$971	$(25,394)	$(24,149)
Exercise of stock options for cash	333	—	—	—	—
Accretion of discounts on mandatorily redeemable convertible preferred stock	—	—	—	(175)	(175)
Net loss	—	—	—	(3,583)	(3,583)

Balance at June 30, 2002	3,108,256	$274	$971	$(29,152)	$(27,907)

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

STATEMENT OF CASH FLOWS

	Eight Months Ended June 30,
	2002	2001
	(unaudited)	(unaudited)
	(in thousands)
Cash flows from operating activities:
Net loss	$(3,583)	$(7,542)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	536	502
Non-cash interest expense	112	28
Changes in assets and liabilities, net of non-cash items:
Accounts receivable	87	(100)
Inventory	394	(525)
Prepaid expenses	(106)	(19)
Other assets	8	—
Accounts payable	147	(151)
Accrued expenses	120	65
Deferred revenue	1,437	—

Net cash used in operating activities	(848)	(7,742)

Cash flows from investing activities:
Purchase of machinery and equipment	(2)	(929)

Net cash used in investing activities	(2)	(929)

Cash flows from financing activities:
Proceeds from bank borrowings	—	21
Repayment of bank and other borrowings	(1,617)	—
Repayment of capital leases	(473)	(199)

Net cash used in financing activities	(2,090)	(178)

Net decrease in cash and cash equivalents	(2,940)	(8,849)
Cash and cash equivalents at beginning of period	3,205	10,579

Cash and cash equivalents at end of period	$265	$1,730

The accompanying notes are an integral part of these financial statements.

XEMOD INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Eight months ended June 30, 2002 and 2001

(unaudited)

1.    Basis of Presentation

Xemod Incorporated (the “Company”), incorporated in California on April 5, 1994, is engaged in the design, manufacture and distribution of silicon-based RF power semiconductor products. The Company is headquartered in Tempe, Arizona and has facilities in Santa Clara, California.

Prior to October 31, 2001, the Company had been in the development stage, engaged primarily in research and development. Revenues generated prior to fiscal year 2000 related primarily to engineering consulting projects. The Company began shipment of its product, QuikPac, in October 1999; however, related revenues through October 31, 2001 were not significant. Subsequent to October 31, 2001, the Company’s product and license revenues increased reflecting the commencement of significant sales activities. Accordingly, the Company was no longer considered to be in the development stage.

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

The accompanying unaudited financial statements should be read in conjunction with the audited financial statements of the Company for the fiscal year ended October 31, 2001, which are included elsewhere in this proxy statement/prospectus.

2.    Inventory

Inventory consists of the following (in thousands):

June 30, 2002
(unaudited)
Raw materials	$666
Work-in-process	159
Finished goods	104

929
Less: Reserve for excess and obsolete inventory	(726)

$203

3.    License Agreement

On October 10, 2001, the Company entered into a license agreement (the “Agreement”) with M/A COM, Inc. (“M/A COM”) granting M/A COM the right to use and sell products that incorporate the Company’s LDMOS semiconductor processing technology, including future technology enhancements. The Company is also required to provide M/A COM with certain products and services during the 7.5 year term of the Agreement. Total license fees of $5.0 million are payable upon achievement of certain milestones specified in the Agreement. As of October 31, 2001, the Company successfully delivered product and documentation which meets the acceptance criteria of the first milestone and received $2.0 million in cash. In February 2002, the Company successfully achieved the second milestone and received an additional $2.0 million in cash. The remaining

XEMOD INCORPORATED

NOTES TO UNAUDITED FINANCIAL STATEMENTS—(Continued)

Eight months ended June 30, 2002 and 2001

$1.0 million will be retained by M/A COM as security against future contingencies. The unpaid balance will accrue interest at 5% per annum and is payable in full upon expiration of the Agreement.

The Company is recognizing the first two milestone payments as revenue on a pro rata basis over a four year period which represents management’s estimate of the useful life of the licensed technology. Management also estimates that the Company’s other obligations to M/A COM will be completed during that time frame. Revenue recognition related to the final $1.0 million will be determined upon receipt. As of June 30, 2002, the Company has recognized approximately $603,000, of which $561,000 was recognized in the eight months ended June 30, 2002. The remaining $3.4 million is recorded as deferred revenue in the accompanying balance sheet.

4.    Bank Borrowing Arrangements

As of October 31, 2001 and 2000, the Company had a loan agreement with a bank that provided a revolving line of credit and an equipment financing line. The revolving line of credit provided for borrowings up to a limit of $500,000 through April 30, 2001. The revolving line of credit expired on April 30, 2001.

In 2000, the Company amended its loan agreement with the bank. Under the terms of the amendment, the Company could borrow up to $1 million under an equipment financing line through October 31, 2001. Advances under the equipment line bear interest at the 36-month Treasury note yield plus 300 basis points and have a term of 36 months. As of October 31, 2001 and 2000, there was $747,000 and $826,000, respectively, outstanding under the equipment line. In February 2002, all amounts outstanding under the line, including accrued interest, were paid in full.

On October 4, 2001, the Company amended its loan agreement with the bank to remove all financial covenants and release the bank’s interest in all previously identified collateral. Under the revised agreement, the Company was required to maintain a certificate of deposit with the bank equal to the amount outstanding under the line. When all amounts outstanding under the line were paid in full in February 2002, all restrictions on the cash balance were released.

5.    Related Party Transactions

On September 14, 2001, the Company issued a series of subordinated promissory notes to certain shareholders. The notes have an aggregate principal amount of $870,000, bear interest at 6% per annum, and are payable 120 days after issuance. In February 2002, the aggregate principal amount plus accrued interest was paid in full.

6.    Subsequent Event

On September 11, 2002, the Company was sold to Sirenza Microdevices, Inc., a Delaware corporation (“Sirenza”), pursuant to the terms of an Agreement and Plan of Reorganization dated as of August 15, 2002, by and among the Company, Sirenza, Xavier Merger Sub, Inc., a California corporation and wholly owned subsidiary of Sirenza (“Merger Sub”), U.S. Bank, N.A. as escrow agent, and Joseph Johnson as securityholder agent (the “Merger Agreement”), Merger Sub was merged with and into Xemod with Xemod continuing as the surviving corporation and a wholly owned subsidiary of Sirenza. The merger consideration was approximately $4.9 million in cash and accrued transaction costs, with additional cash considerations for the achievement of technology licensing objectives.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Vari-L Company, Inc.:

We have audited the accompanying balance sheets of Vari-L Company, Inc. as of June 30, 2002 and 2001 and the related statements of operations, stockholders’ equity and cash flows for the years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vari-L Company, Inc. as of June 30, 2002 and 2001, and the results of its operations and cash flows for the years ended June 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule II—Valuation and Qualifying Accounts as of and for the years ended June 30, 2002 and 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Denver, Colorado

August 23, 2002, except for notes 3, 13 and 14 as to which the date is October 7, 2002.

VARI-L COMPANY, INC.

BALANCE SHEETS

(in thousands of dollars, except share data)

	June 30, 2002	June 30, 2001
Assets
Current assets:
Cash and cash equivalents	$553	$2,013
Trade accounts receivable, less allowance for doubtful accounts of $132 and $279, respectively (note 3)	2,589	5,942
Inventories (notes 2 and 3)	2,491	3,640
Prepaid expenses and other current assets	617	645

Total current assets	6,250	12,240

Property and equipment (note 3):
Machinery and equipment	12,263	11,616
Furniture and fixtures	839	822
Leasehold improvements	1,509	1,500

	14,611	13,938
Less accumulated depreciation and amortization	8,211	6,362

Net property and equipment	6,400	7,576
Intangible and other assets, net of accumulated amortization	744	638

Total assets	$13,394	$20,454

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$1,392	$1,669
Accrued compensation	756	1,286
Other accrued expenses	492	428
Notes payable and current installments of long-term obligations (note 3)	1,611	1,764

Total current liabilities	4,251	5,147
Long-term obligations (note 3)	55	1,321
Other liabilities (note 8)	149	157

Total liabilities	4,455	6,625

Settlement obligation to issue 2,000,000 shares of common stock (note 13)	1,200	—
Stockholders’ equity (note 6):
Common stock, $.01 par value, 50,000,000 shares authorized; 7,179,832 and 7,107,161 shares issued and outstanding, respectively	72	71
Additional paid-in capital	36,945	36,829
Unamortized stock compensation cost	(31)	(79)
Accumulated deficit	(29,247)	(22,992)

Total stockholders’ equity	7,739	13,829

Commitments and contingencies (notes 3, 6, 7, 8 and 12)
Total liabilities and stockholders’ equity	$13,394	$20,454

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

STATEMENTS OF OPERATIONS

(in thousands of dollars, except share and per share data)

	Year Ended June 30, 2002	Year Ended June 30, 2001
Net sales	$21,348	$41,377
Cost of goods sold	13,647	21,747

Gross profit	7,701	19,630

Operating expenses:
Selling	2,925	4,268
General and administrative	6,418	9,664
Research and development	2,669	4,021
Expenses relating to accounting restatements and related legal matters, net of recoveries(note 12)	1,805	2,387

Total operating expenses	13,817	20,340

Operating loss	(6,116)	(710)
Other income (expense):
Interest income	48	416
Interest expense	(199)	(1,062)
Other, net	12	(43)

Total other income (expense)	(139)	(689)

Net loss	$(6,255)	$(1,399)

Loss per share, basic and diluted	$(0.87)	$(0.20)

Weighted average shares outstanding, basic and diluted	7,152,342	7,083,866

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

Year Ended June 30, 2002 and 2001

(in thousands of dollars, except share data)

	Common Stock		Additional Paid-in Capital	Unamortized Stock Compensation Cost	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance June 30, 2000	7,070,423	$71	$40,525	$(4,318)	$(21,593)	$14,685
Common stock issued under employee stock purchase plan	35,388	—	45	—	—	45
Common stock issued under stock award plan	1,350	—	11	—	—	11
Stock options forfeited	—	—	(219)	219	—	—
Amortization of stock compensation cost	—	—	—	487	—	487
Reversal of stock compensation due to reformation (note 5)	—	—	(3,533)	3,533	—	—
Net loss	—	—	—	—	(1,399)	(1,399)

Balance June 30, 2001	7,107,161	71	36,829	(79)	(22,992)	13,829
Common stock issued under employee stock purchase plan	76,011	1	123	—	—	124
Common stock issued under stock award plan	2,900	—	4	—	—	4
Common stock repurchased and retired	(6,240)	—	(7)	—	—	(7)
Stock options forfeited	—	—	(4)	4	—	—
Amortization of stock compensation cost	—	—	—	44	—	44
Net loss	—	—	—	—	(6,255)	(6,255)

Balance June 30, 2002	7,179,832	$72	$36,945	$(31)	$(29,247)	$7,739

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Year Ended June 30, 2002	Year Ended June 30, 2001
Net loss	$(6,255)	$(1,399)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	2,095	1,756
Loss on disposal of assets	30	47
Common stock issued under profit sharing and stock award plans	4	11
Amortization of stock compensation	44	487
Settlement obligation to issue 2,000,000 shares of common stock	1,200	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	3,353	(61)
Inventories, net	1,149	3,795
Prepaid expenses and other current assets	28	(454)
Trade accounts payable	(277)	(2,513)
Accrued compensation	(530)	(214)
Other accrued expenses and liabilities	56	360

Total adjustments	7,152	3,214

Cash provided by operating activities	897	1,815

Cash flows from investing activities:
Purchases of property and equipment	(953)	(2,034)
Proceeds from sale of equipment	59	25
Increase (decrease) in other assets	(102)	27

Cash used in investing activities	(996)	(1,982)

Cash flows from financing activities:
Increase (decrease) in bank overdraft	—	(321)
Proceeds from notes payable	7,257	1,480
Payments of notes payable	(8,738)	(11,500)
Proceeds from long-term obligations	484	1,500
Payments of long-term obligations	(422)	(54)
Payment of debt issue costs	(59)	—
Proceeds from common stock issued under stock purchase plan	124	45
Common stock repurchased and retired	(7)	—

Cash used in financing activities	(1,361)	(8,850)

Decrease in cash and cash equivalents	(1,460)	(9,017)
Cash and cash equivalents at beginning of period	2,013	11,030

Cash and cash equivalents at end of period	$553	$2,013

Supplemental disclosure of cash flow information:
Cash paid for interest	$159	$1,217

Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and June 30, 2001

(1)    Summary of Significant Accounting Policies

(a)  Description of Business

Vari-L Company, Inc. (the Company) was founded in 1953 and is a manufacturer of electronic components. The Company designs, manufactures, and markets radio frequency and microwave signal source and processing components and other electronic devices used in the communications industry. The Company operates as a single business segment, and its products are sold to original equipment manufacturers of communication equipment who market their products in both commercial and military markets in the United States and internationally. See note 14 for a discussion regarding liquidity and subsequent events.

(b)  Change in Fiscal Year End

The Company’s Board of Directors approved a change in the Company’s year end to June 30, effective in 2000.

(c)  Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant assumptions inherent in the preparation of the accompanying financial statements include, but are not limited to, revenue recognition and allowances for doubtful accounts, the provision for excess and obsolete inventories, and commitments and contingencies. Actual results could differ from those estimates.

(d)  Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

(e)  Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less at the date of purchase to be cash equivalents.

(f)  Marketable Securities

Marketable securities, consisting of an investment in Stancorp Financial Group Common Stock, is classified as held for trading and is carried at a fair market value of $35,000 as of June 30, 2002. Unrealized gains and losses are reported as other income (expense) in the statements of operations. The balance sheet classification of the Company’s marketable securities is included in other current assets.

(g)  Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. A provision is recorded to reduce excess and obsolete inventories to their estimated net realizable value. The provision for excess and obsolete inventory included in cost of goods sold was $564,000 and $1,362,000 for the years ended June 30, 2002 and 2001, respectively.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(h)  Property and Equipment

Property and equipment are stated at cost. Plant and equipment under capital leases are recorded initially at the present value of the minimum lease payments. Depreciation and amortization of property and equipment is computed using the straight-line method over estimated useful lives of the respective assets, which range from 3 to 10 years.

Included in property and equipment are assets under capital leases of $165,000 at June 30, 2002 and 2001. Accumulated amortization of assets under capital leases was $137,000 and $85,000 at June 30, 2002 and 2001, respectively. Amortization of assets under capital leases is included in depreciation expense.

During the years ended June 30, 2002 and 2001, equipment was acquired under capital lease financing transactions in the amounts of $0 and $35,000, respectively.

(i)  Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives will no longer be amortized, but will instead be tested periodically for impairment. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed periodically for impairment.

Goodwill of $112,000 resulting from the acquisition of certain assets of Asvan Technologies, LLC, is recorded at cost and is included in other assets. In accordance with SFAS No. 142, the Company does not amortize goodwill.

Intangible assets, consisting of patents and trademarks, are recorded at cost and are included in other assets. Intangible assets of $338,000 and $368,000, net of accumulated amortization of $141,000 and $109,000 at June 30, 2002 and 2001, respectively, are being amortized on a straight-line basis over an estimated useful life of 10 years.

The Company reviews goodwill and intangible assets for impairment at least annually. For the year ended June 30, 2002, the Company evaluated the recoverability of goodwill and intangible assets and recorded impairment charges of $30,000 related to patents no longer in use.

(j)  Stock Compensation Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed award stock options. As such, compensation expense is recorded only if the current market price of the underlying common stock exceeds the exercise price of the option on the date of grant. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(k)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance for the portion of such assets for which it is more likely than not the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carryforwards.

(l)  Earnings Per Share

The Company computes earnings (loss) per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 requires the disclosure of “basic” earnings per share and “diluted” earnings per share.

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding. The effect of potentially dilutive common shares represented by stock options outstanding (see note 6) was anti-dilutive for the years ended June 30, 2002 and 2001.

(m)  Research and Development and Advertising Costs

Research and development and advertising costs are expensed when incurred. Research and development expense for the years ended June 30, 2002 and 2001 totaled $2,669,000 and $4,286,000, respectively. This amount is comprised of product development expenses of $1,856,000 and $2,252,000, respectively, which are the design costs associated with customized products for customers and research expenses of $813,000 and $2,034,000, respectively, which are costs associated with the development of new product lines. Advertising costs were $220,000 and $230,000 for the years ended June 30, 2002 and 2001, respectively.

(n)  Long-Lived Assets

The Company reviews long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(o)  Revenue Recognition

Revenues are recognized at the time of shipment. Provisions are made for sales discounts and allowances at the time product sales are recognized.

(p)  Product Warranties and Returns

Product warranties and returns are provided for in the period the products are sold. The Company provides a one-year warranty on most of its products. As the majority of its products are built to customer specifications, the Company generally does not accept product returns. Historically, warranty expense and product returns have been insignificant.

(2)    Inventories

Inventories, net of allowances for excess and obsolete items, consist of the following:

	June 30, 2002	June 30, 2001
	(in thousands of dollars)
Finished goods	$658	$463
Work-in-process	394	623
Raw materials	1,439	2,554

	$2,491	$3,640

(3)    Notes Payable and Long-term Obligations

Notes payable and long-term obligations consist of the following:

	June 30, 2002	June 30, 2001
	(in thousands of dollars)
Notes payable under Credit Facility (a):
Revolving loan	$—	$1,481
Term loan	1,498	1,500
Promissory notes (b)	139	21
Capital lease obligations (c)	29	83

	1,666	3,085
Less current installments	1,611	1,764

Long-term obligations	$55	$1,321

Future maturities of notes payable and long-term obligations as of June 30, 2002 are as follows (in thousands of dollars):

Year ending June 30:
2003	$1,611
2004	55
2005	—

$1,666

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(a)  Bank Credit Facilities

On June 28, 2001, the Company entered into a credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) (“the Credit Facility”), consisting of, among other things, a revolving loan (“Revolving Loan”) and a term loan (“Term Loan”). During fiscal 2002, the Company was required to negotiate amendments to avoid potential default under the Credit Facility due to the continuing softness of demand for the Company’s products and within the wireless industry.

In late May 2002, the Company determined that it was not in compliance with the minimum tangible net worth of the loan agreement with Wells Fargo, which constitutes an event of default. In early July 2002, the Company received notice from Wells Fargo confirming that an event of default had occurred. Accordingly, the amounts outstanding as of June 30, 2002 have been classified as current. A default interest rate of 3% over the floating rate is currently being charged against amounts outstanding under the loan agreement. No other default remedies were sought by the lender.

On September 26, 2002, the Company entered into a forbearance agreement with Wells Fargo that is in effect until November 15, 2002. The forbearance agreement allows the Company to borrow amounts on the Revolving Loan up to the lesser of the amount available under a borrowing base formula or $2,500,000. The Credit facility is secured by substantially all of the Company’s accounts receivable, inventories, intellectual property and equipment. The forbearance agreement also imposes certain financial covenants along with limitations on capital expenditures and investments, and restricts certain payments and distributions.

The Company is required to pay an unused credit line fee of 0.25% per annum on the average daily unused amount. The unused line fee is payable monthly in arrears. Additionally, the Company is required to pay a minimum interest charge on the Credit Facility of $30,000 per calendar quarter.

At June 30, 2002, the interest rates on the Revolving Loan and the Term Loan were 8.75% and 10.25%, respectively. The Company had additional borrowing availability of $1.8 million under the Revolving Loan.

Debt issuance costs are being amortized using the straight-line method over the term of the Revolving Loan. Amortization expense of $23,000 and $0 related to issuance costs for the Credit Facility has been recorded for the years ended June 30, 2002 and 2001, respectively.

As explained in note 14, on October 7, 2002, the Company entered into a loan agreement with Sirenza Microdevices, Inc. (“Sirenza”). The loan agreement provides for a $5.3 million secured bridge loan (the “Loan Facility”). The Loan Facility is secured by substantially all of the Company’s assets, matures on September 25, 2003 and has an annual interest rate of 25.0%. Proceeds from the Loan Facility will be used to pay amounts outstanding to Wells Fargo and to fund the Company’s operations over the next twelve months.

(b)  Promissory Notes

The Company has a two year promissory note payable to Asvan Technologies, LLC., a related party, in the amount of $175,000 secured by a letter of credit. The note matures on January 30, 2004 and has principal and interest payable in equal monthly installments of $7,300 at an annual rate of 10%.

(c)  Leases

The Company is obligated under various capital leases for certain machinery and equipment that expire at various dates during the next two years. The Company also has noncancelable operating leases primarily for

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

corporate office and manufacturing facilities. Rent expense was $802,000 and $835,000 for the years ended June 30, 2002 and 2001, respectively.

The Company currently leases a manufacturing facility under a long-term operating lease. Additionally, the Company leased a separate facility under a long-term operating lease that expired in July 2002. Both of these facilities were leased from our former Chief Scientific Officer and from a partnership in which he is a partner. As described in Note 13, the Company is currently engaged in litigation with the landlord of the facilities. The manufacturing facility lease expires in 2005 and contains options to extend the terms of the lease. Total rent expense associated with both of the leases was $133,000 and $169,000 for the years ended June 30, 2002 and 2001, respectively.

Future minimum capital lease payments and future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2002 are as follows:

	Capital Leases	Operating Leases
	(in thousands of dollars)
Year ending June 30,
2003	$27	$794
2004	4	624
2005	—	624
2006	—	537
2007	—	494
Thereafter	—	3,049

Total minimum lease payments	31	$6,122

Less amount representing interest	2

Present value of net minimum capital lease payments	29
Less current installments of obligations under capital leases	25

Obligations under capital leases, excluding current installments	$4

(4)    Acquisitions

On January 25, 2002, the Company acquired certain assets of Asvan Technologies, LLC (“Asvan”) for approximately $313,000. The purchase price included $100,000 in cash, a two year promissory note in the amount of $175,000 secured by a letter of credit and approximately $38,000 in direct costs of acquisition. The note has principal and interest payable in equal monthly installments of $7,300 at an annual rate of 10%. The fair value of assets acquired was approximately $201,000, resulting in goodwill of approximately $112,000. The goodwill is expected to be fully deductible for tax purposes.

(5)    Income Taxes

For the years ended June 30, 2002 and 2001, the Company recorded no provision for federal or state income taxes since a valuation allowance was provided for the income tax benefit of the net operating losses incurred during those periods.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

Income tax benefit attributable to net loss differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax loss as a result of the following:

	Year Ended June 30, 2002	Year Ended June 30, 2001
	(in thousands of dollars)
Income tax benefit at federal statutory tax rate	$(2,189)	$(490)
State income taxes, net of federal tax effect	(188)	(43)
Change in the beginning of year balance of the valuation for deferred tax assets allocated to income tax expense	(225)	—
Officers’ life insurance	46	53
Non-deductible meals and entertainment expenses	8	11
Other	—	5
Increase in valuation allowance for net deferred tax assets	2,548	464

Actual income tax expense (benefit)	$—	$—

Significant components of deferred tax balances were as follows:

	Year Ended June 30, 2002	Year Ended June 30, 2001
	(in thousands of dollars)
Deferred tax assets:
Allowance for doubtful accounts recognized for financial reporting purposes	$50	$106
Inventory reserve recognized for financial reporting purposes	959	923
Intangible assets, due to differences in amortization methods	21	16
Other accounts and reserves accrued for financial reporting purposes	435	412
Stock compensation expense recognized for financial reporting purposes	361	373
Accrual for shareholder lawsuit	551	—
Net operating loss carryforwards	13,010	11,067

	15,387	12,897
Less valuation allowance	(15,082)	(12,534)

Total deferred tax assets	$305	$363

Deferred tax liabilities:
Property and equipment, due to differences in depreciation methods	$(305)	$(363)

Total deferred tax liabilities	(305)	(363)

Net deferred tax assets (liabilities)	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon management’s projections of future taxable income and future taxable income generated from the reversal of deferred tax liabilities over the periods in which the deferred tax

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

assets are deductible, management does not believe that it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, a valuation allowance equal to the balance of net deferred tax assets has been recognized as of June 30, 2002 and 2001. The increase in the valuation allowance for net deferred tax assets was $2,548,000 and $464,000 for the years ended June 30, 2002 and 2001, respectively.

The Company has net operating loss carryforwards for federal income tax purposes of approximately $34,228,000 at June 30, 2002, expiring through 2020. A portion of the net operating loss carryforwards relate to excess stock option deductions for tax purposes. The valuation allowance at June 30, 2002 includes approximately $361,000 attributable to excess stock option deductions. If realized, the benefit will be recorded as an increase in additional paid-in capital.

(6)    Stock Compensation Plans

The Company has three stock-based compensation plans. The Company applies the intrinsic value method in accounting for its stock compensation plans. For the years ended June 30, 2002 and 2001, the Company recognized employee stock compensation expense under these plans of $48,000 and $498,000, respectively. Had compensation cost been determined on the basis of fair value as computed using the assumptions herein, net loss and loss per share would have been increased to the following pro forma amounts:

	Year Ended June 30, 2002	Year Ended June 30, 2001
	(in thousands of dollars)
Net loss:
As Reported	$(6,255)	$(1,399)
Pro Forma	(8,470)	(3,871)
Loss Per Share:
As Reported	(0.87)	(0.20)
Pro Forma	(1.18)	(0.55)

(a)  Stock Option Plan

The Company has a stock option plan which provides for the grant of incentive stock options, nonqualified stock options and stock appreciation rights to officers, directors or employees of, as well as advisers and consultants to, the Company.

The Company has reserved 3,624,000 shares of its common stock for issuance upon exercise of options and rights granted under the plan. Typically, rights and options have been granted which vest over three to five years, become fully vested upon a change in control of the Company, and expire 10 years from the date of issuance. Certain options granted to former senior management were vested upon issuance or over a shorter vesting period. The exercise price was equal to the market value of the Company’s common stock on the grant date or the average of the market value over a stated period of time prior to the grant date.

For stock options granted at an exercise price less than the market value of the common stock at the date of grant, stock compensation cost is recorded based on the difference between the market value of the common stock at the date of grant and the exercise price of the option. For options that are vested on the date of grant, the related stock compensation cost is expensed immediately. Unamortized employee stock compensation cost is recorded as a separate component of stockholders’ equity and amortized to expense over the vesting period of the related options.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

The plan provides that each non-executive member of the Board of Directors receive options to purchase 500 shares of common stock for attending each meeting of the Board of Directors, a committee of the Board, or a meeting with management of the Company or other directors for Company business or affairs.

Following is a summary of stock option activity during the years ended June 30, 2002 and 2001:

	Number of Options	Weighted Average Exercise Price
Outstanding at June 30, 2000	1,327,585	10.84
Granted at market price	224,500	2.68
Exercised	—	—
Canceled	(32,535)	19.62

Outstanding at June 30, 2001	1,519,550	12.30
Granted at market price	848,700	1.92
Exercised	—	—
Canceled	(630,416)	16.87

Outstanding at June 30, 2002	1,737,834	5.58

Options exercisable at June 30, 2001	956,569	9.95

Options exercisable at June 30, 2002	764,653	8.43

Following is a summary of the status of stock options outstanding at June 30, 2002:

Exercise Price Range	Outstanding Options			Exercisable Options
	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.00– 3.45	998,150	9.0	$1.98	118,700	$2.05
3.46– 6.90	102,500	7.3	5.51	87,500	5.86
6.91–10.35	545,424	5.0	8.68	497,449	8.71
10.36–13.80	20,500	6.7	11.89	20,500	11.89
13.81–17.25	11,500	7.3	15.53	11,500	15.53
17.26–24.15	1,500	7.8	18.56	1,500	18.56
24.16–27.60	3,000	7.6	26.75	3,000	26.75
27.61–31.05	2,000	7.6	28.50	2,000	28.50
31.06–34.50	53,260	7.5	34.48	22,504	34.46

	1,737,834	7.5	$5.58	764,653	$8.43

Included in options outstanding as of June 30, 2002 are 265,000 options granted to the Company’s former Chief Scientific Officer. Of the 265,000 options outstanding, 250,000 options are exercisable at a weighted average exercise price of $8.59. As described in Note 13, the Company is currently engaged in litigation against this former officer.

In December 2000, the Company’s Compensation Committee reformed the terms of stock options to purchase 350,397 shares which had been granted by the Committee on December 27, 1999 to change the option

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

exercise price from a 60-day average price of $18.76 to $34.50, the market price of the Company’s common stock on the date of grant. After the reformation, the Company informed the holders of the affected options of the change. All of the option holders expressly acknowledged and accepted the change in the option exercise price. As a result of the change, the Company recorded an adjustment in December 2000 of $3,533,000 to reverse unamortized compensation cost relating to these options.

On April 25, 2002, the Company filed a Tender Offer (the “Offer”) with the Securities and Exchange Commission which offered employees the right to exchange all outstanding options to purchase shares of Company common stock with an exercise price equal to $34.50 per share for replacement options to be granted no earlier than six months and one day from the expiration of the Offer at an exercise price equal to no less than the fair market value of the common stock on that date. Under the terms and subject to the conditions set forth in the Offer, 180,579 options were surrendered by eligible employees and cancelled on May 23, 2002. The Company will issue replacement options to purchase an aggregate of up to 180,579 shares of common stock in exchange for the options surrendered pursuant to the Offer on or around November 24, 2002.

Compensation cost for the SFAS 123 pro forma amounts disclosed above was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended June 30, 2002		Year Ended June 30, 2001
Expected life of options from date of grant	5.9	years	6.3	years
Risk-free interest rate	3.4%		5.7%
Volatility	145.0%		212.0%
Assumed dividend yield	0.0%		0.0%

The weighted average fair value of options granted at market price during the years ended June 30, 2002 and 2001 was $1.79 and $2.66, respectively. No options were granted at less than or greater than market for the years ended June 30, 2002 and 2001.

(b)  Employee Stock Purchase Plan

In 1995, the Company adopted an employee stock purchase plan. Eligible employees may designate up to ten percent of their earnings, through payroll deductions, to purchase shares of the Company’s common stock. The purchase price is equal to 85 percent of the fair market value of the common stock on specified dates. A total of 800,000 common shares have been reserved for issuance under the plan, and the maximum number of shares to be issued in any annual period is 200,000. The plan is considered non-compensatory under APB No. 25, and therefore no expense was reported in the Company’s statements of operations.

The plan is considered compensatory under SFAS No. 123, and therefore, compensation cost for the SFAS No. 123 pro forma amounts disclosed above was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended June 30, 2002		Year Ended June 30, 2001
Expected life of options from date of grant	1.0	years	1.0	years
Risk-free interest rate	3.4%		5.7%
Volatility	145.0%		212.0%
Assumed dividend yield	0.0%		0.120%

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

The weighted-average fair value of stock purchase rights granted during the year ended June 30, 2002 and 2001 was $1.64 and $1.11, respectively.

(c)  Stock Award Plan

In 1996, the Company adopted a stock award plan under which shares of common stock can be awarded to the Company’s officers, directors, employees, consultants, and advisors. The Company reserved 100,000 shares of its common stock for issuance under the stock award plan. Stock compensation cost is recognized based on the market value of the common stock on the date of the award. For the years ended June 30, 2002 and 2001, there have been no shares of common stock issued to officers, employees, consultants or advisors.

The plan includes a provision for automatic awards of 50 shares per month to non-management members of the Company’s Board of Directors who serve on the Company’s audit or compensation committees. During the years ended June 30, 2002 and 2001, 2,900 and 1,350 shares with a fair market value of $4,000 and $11,000, respectively were issued under this provision of the plan.

(7)    Profit Sharing and Retirement Plans

During 1990, the Company adopted a qualified profit sharing plan for its employees. Annual contributions to the plan, which may be in the form of cash or shares of the Company’s common stock, are determined by the Board of Directors in its sole discretion. During the years ended June 30, 2002 and 2001, the Company made no contributions to the Plan.

Effective December 31, 2001, the Company’s Board of Directors terminated the Vari-L Company, Inc. Profit Sharing Plan and Trust (the “Plan”). Under termination of the Plan, participants became fully vested in their accounts. The assets of the Plan, which were primarily comprised of shares of the Company’s common stock, were distributed on March 15, 2002.

During 1998, the Company adopted a 401(k) plan to which employees may contribute up to 15 percent of their pay. The Company may make discretionary matching contributions to the plan. No matching contributions were made during the years ended June 30, 2002 and 2001.

(8)    Employment Agreements

Effective June 1, 1997, the Company entered into four-year employment agreements with two officers which provide for minimum annual base salaries during the officers’ employment with the Company, and severance pay in the event of termination. In the case of involuntary termination by the Company, severance payments are equal to the greater of the officer’s annual base salary multiplied by the remaining term of the agreement or 2.99 times the officer’s average annual compensation over the last five years. In the case of voluntary termination or retirement, the officer will be entitled to (i) one-half of his annual base salary as severance pay, (ii) be engaged as a consultant for a period of up to five years for which he is paid a fee equal to 50 percent of his annual base salary upon termination of employment, and (iii) an annual retirement benefit equal to 25 percent of his annual base salary payable during the period he provides consulting services to the Company. All unvested stock awards and options and stock appreciation rights previously granted to the officers will fully vest in the event of a change of control of the Company or an involuntary termination. In addition, the officers have agreed they will not compete against the Company for a period of one year after termination or expiration of their respective employment agreements, or the period covered by any consulting arrangement or retirement benefit, whichever is greater.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

Effective August 1, 2000, one of the officers entered into a Termination and Consulting Agreement, the terms of which supersede his employment agreement. Under the agreement, the Company agreed to engage the officer as a consultant for the period August 1, 2000 through July 31, 2001. As a consultant he was to receive compensation of $195,000 along with certain other benefits. Due to his failure to submit certain documentation for travel expenses in which amounts were advanced, the Audit Committee suspended payment of the consulting fees in October 2000.

In early March 2002, both former officers were informed of the Company’s intent to terminate certain employment and termination and consulting agreements. As a result, neither is currently being paid compensation under the agreements. As described in Note 13, on March 19, 2002, the Company filed a lawsuit against these officers. In the lawsuit, the Company seeks to rescind the employment and consulting agreements between the Company and these officers, and to rescind certain stock option grants made to them, on the basis that such agreements were entered into, and such option grants were made, based upon mistaken or misrepresented information regarding the Company’s true financial performance.

Effective as of August 1, 2002, the Company is a party to employment agreements with nine other officers which provide for employment terms of one year automatically renewable for an additional year without any further action on the part of the Company or the employee unless terminated under certain clauses within the employment agreement. The agreements provide for severance pay based on their annual salary for periods ranging from six months to one year in the event of involuntary termination. In the event of voluntary termination, severance pay is equal to one month’s salary for every year of service completed up to a maximum of three month’s salary.

(9)    Related Party Transactions

As described in notes 3 and 13, the Company leases one of its manufacturing facilities from a partnership in which the Company’s former Chief Scientific Officer is a partner. The Company is currently engaged in litigation with the landlord of the facility.

The Company has a two year promissory note payable to Asvan Technology, LLC, in which one of the shareholders is an employee of the Company.

The Company is contingently liable for guarantees of indebtedness owed by former senior officers of the Company to a former officer. The maximum amount of this contingent liability at June 30, 2002 was approximately $94,000.

(10)    Financial Instruments

At June 30, 2002 and 2001, the Company had $0 and $610,000 respectively, invested in a U.S. government securities money market fund. The money market fund invests in United States government securities and is not otherwise federally insured.

Disclosures of fair value information about certain financial instruments is presented in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amounts of the Company’s notes payable and long-term obligations at June 30, 2002 and 2001 approximate their fair values since the instruments carry a variable rate of interest or a rate that approximates current rates.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(11)    Significant Customers

The Company’s products are sold to original equipment manufacturers of communications equipment, either in commercial or military markets. The following table shows the percentage of total revenues contributed by significant customers for the periods presented. A significant customer is defined as one contributing 10% or more of total revenues:

	Year Ended June 30, 2002	Year Ended June 30, 2001
Nokia	17.49%	14.6%
Motorola	16.71%	12.7%
ACAL Electronics (includes Siemens)	12.99%	25.0%

The following table shows the accounts receivable balance of the three most significant customers for the periods presented:

	Year Ended June 30, 2002	Year Ended June 30, 2001
	(in thousands of dollars)
Nokia	$546	$225
Motorola	255	1,060
ACAL Electronics (includes Siemens)	564	1,803

The Company performs credit evaluations of its customers but generally does not require collateral. Receivables due from foreign customers are generally insured by a private indemnity company; otherwise, letters of credit are required of foreign customers.

The Company produces and sells electronic components in four product lines. Net sales for each of the product lines for the years ended June 30, 2002 and 2001 were as follows:

	Year Ended June 30, 2002	Year Ended June 30, 2001
	(in thousands of dollars)
Commercial Signal Source Components	$15,615	$34,898
Hi-Rel Signal Source Components	3,651	2,809
Military Signal Processing Components	1,848	1,318
Other Products	234	2,352

Net Sales	$21,348	$41,377

The Company attributes sales to customers based on the country to which the products are shipped. Net sales by country are as follows:

	Year Ended June 30, 2002	Year Ended June 30, 2001
	(in thousands of dollars)
United States	$8,985	$15,596
China	3,800	1,532
Finland	2,995	4,110
England	1,349	5,393
Sweden	1,321	1,527
Germany	1,147	4,731
Italy	462	4,788
Canada	109	1,540
Other	1,180	2,160

Net Sales	$21,348	$41,377

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(12)    Expenses of Accounting Restatements and Related Matters

As discussed in note 13, in early 2000, management of the Company commenced efforts to restate its previously issued financial statements after being notified by the Securities and Exchange Commission (the Commission) that the Commission was investigating its accounting and reporting practices. Certain costs incurred in conjunction with these efforts have been separately classified on the Company’s statements of operations as “expenses relating to accounting restatements and related legal matters, net of recoveries.” Expenses included in this classification include the cost of external counsel for services provided in connection with shareholder lawsuits, the Commission’s investigation of the Company, legal fees and expenses of the Special Litigation Committee of the Board of Directors, the cost of certain consultants and temporary labor hired to assist in the accounting restatements, and reimbursements to former employees of the Company for their legal fees and expenses. The accounting restatements were completed in February 2001, however, the Company continues to incur costs related to shareholder litigation and legal fees and expenses of the Special Litigation Committee.

Included in these expenses for the year ended June 30, 2002 is $1.45 million representing the approximate cost to settle the Private Securities Class Action as discussed in note 13.

(13)    Litigation, Commitments and Contingencies

Securities and Exchange Commission Investigation

In December 1999, the Company learned that the SEC was conducting an investigation to determine whether there were violations of the federal securities laws by the Company or any of its officers, directors, or employees. The Commission’s investigation was focused primarily on the Company’s prior financial reporting and its accounting practices and procedures. In September 2001, the Company agreed to a settlement with the Securities and Exchange Commission under which the Company, without admitting or denying that it violated any laws, consented to the entry of an injunction prohibiting future violations by the Company of certain periodic reporting, record keeping, internal controls, proxy solicitation and antifraud provisions of the Securities Exchange Act of 1934. On November 9, 2001, the Company’s settlement with the Securities and Exchange Commission was approved by the United States District Court for the District of Colorado.

Private Securities Class Action

A number of private shareholder class actions alleging violations of federal securities laws were filed against the Company and certain of its former officers in the United States District Court for the District of Colorado beginning in June 2000. Those actions have since been consolidated and an amended consolidated complaint has been filed by the class representatives. On November 21, 2001, the Company filed a motion to dismiss all claims against the Company in the consolidated private securities class action, Rasner v. Vari-L Company, Inc., Civ. No. 00-S-1181, D. Colo. The Company’s motion argues that the amended consolidated complaint alleges wrongdoing by former corporate employees in furtherance of their personal interests, as opposed to corporate interests, which does not state a claim for securities fraud against the Company. The class action representatives have filed their response to the Company’s motion to dismiss and the Company has filed a reply to that response but the court has not yet ruled on the motion.

On October 3, 2002, the Company and the class action representatives reached an agreement in principle for the settlement of the litigation and executed a memorandum of understanding (the “MOU”), subject to court approval. The MOU outlines the general terms of the proposed settlement and is intended to be used as a basis

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

for drafting a Stipulation of Settlement. The MOU requires the Company to pay $250,000 in cash and issue 2.0 million shares of the Company’s common stock. The number of shares issuable pursuant to the MOU is subject to certain anti dilution adjustments in the event the Company sells its common stock or securities convertible into its common stock below certain threshold prices. The Company has calculated the value of shares to be issued based upon the closing price of the Company’s common stock on the date in which all substantive aspects with respect to the MOU were agreed upon. At June 30, 2002, the Company recorded $1.45 million representing the approximate cost to settle this litigation. This amount has been included in expenses of accounting restatements and related matters in the statements of operations.

The Company is also required to transfer its claims against Joseph H. Kiser, David G. Sherman, Jon C. Clark and Derek L. Bailey to the plaintiffs. However, the Company will retain the claims from the lawsuit filed in the District Court for the City and County of Denver as a result of the Special Litigation Committee investigation, against David G. Sherman, Joseph H. Kiser, Joan Sherman, the Kathryn Sherman Trust and J.C. Enterprises. The Company will also assign to the Plaintiffs any right it might have to proceeds or other damages from the Directors and Officers insurance policies with Reliance Insurance Company and Agricultural Excess and Surplus Insurance Company. There can be no assurance that the court will accept our proposal. Moreover, irrespective of the outcome with respect to the Company, the individual defendants may assert claims against the Company for advancement or indemnification of their attorneys fees and other costs of defense, which claims may be material.

Shareholder Derivative Suit

On August 4, 2000, a shareholder derivative action was filed, purportedly on behalf of the Company, in District Court, City and County of Denver against the same officers named in the class action as well as the members of the Company’s board of directors at the time. The Company was also named as a nominal defendant. The derivative complaint alleged many of the same facts as in the federal securities class action, claiming that those facts demonstrate that the individual defendants breached their fiduciary duties to the Company and the shareholders. The action was dismissed without prejudice in April 2001 but an amended complaint was filed by the same plaintiff in September 2001.

On October 9, 2001, the Company filed a motion to dismiss the amended shareholder derivative action, on various grounds, including the failure to make the required demands, the failure to commence a new action rather than trying to revive the previously dismissed case, and the availability of new management and a new independent Board member to evaluate the merits, and the timing, of any claims which could be brought by the Company against the individual defendants. Substantially all of the individually named defendants subsequently joined in the Company’s motion.

On April 4, 2002, the court granted the plaintiff’s motion for a stay of the shareholders derivative action against certain of the Company’s former officers and directors pending the results of the investigation by the Company’s Special Litigation Committee of the claims raised in that action. On June 28, 2002, the Company filed a motion to dismiss or in the alternative a motion for summary judgment based on the findings of the Special Litigation Committee, which recommended dismissal of the action without prejudice. On August 21, 2002, the court granted the Company’s motion and dismissed the amended action without prejudice.

Insurance Claims

Reliance Insurance Company (“Reliance”) is the issuer of the $5 million primary directors and officers’ liability insurance policy in effect for the period of time covered by the securities class action and the derivative

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

action. In January 2002, the Reliance liquidator notified claimants concerning the procedures by which insureds and other claimants may file claims against the Reliance estate. The Company intends to file a claim against the Reliance estate, however all rights under the claim will be assigned to the plaintiffs pursuant to the MOU.

Declaratory Judgment Action by Excess Insurer

On June 5, 2001, Agricultural Excess and Surplus Insurance Company (“AESIC”), which had issued to the Company a $2.5 million excess directors and officers liability insurance policy for the period of time covered by the shareholder and class action litigation referenced above, filed suit in United States District Court for the District of Colorado asking the court to find that it is not obligated to provide coverage, or in the alternative, seeking permission to rescind its policy.

A settlement conference was held in February 2002 before the U.S. Magistrate assigned to this declaratory judgment action brought by the Company’s excess liability directors and officers liability insurance carrier. Representatives of the excess insurer, the Company, the individual defendants in the securities class action, and the plaintiffs in the securities class action attended the conference. While meaningful discussions were held at that conference, no settlement was reached and no further settlement conference has been scheduled.

Company Action against Former Officers

On December 5, 2001, the Company formed a Special Litigation Committee (the “SLC”) of the Board of Directors. The SLC is comprised of two outside directors who joined the Company’s Board subsequent to the time of certain alleged wrongdoings as discussed below.

On December 20, 2001, the SLC retained independent counsel to advise the Committee in its investigation of the allegations of wrongdoing during prior periods by former employees, as well as current and former members of the Company’s Board of Directors. Additionally, the SLC suspended the advancement of certain legal fees and expenses being paid on behalf of former officers of the Company.

On March 19, 2002, the Company filed a lawsuit in the District Court, City and County of Denver, against Mr. David Sherman, Mr. Joseph Kiser, individuals, and J.C. Enterprises, a Colorado general partnership. Mr. Sherman is the former president of the Company and Mr. Kiser is the former Chairman of the Company’s Board of Directors and Chief Scientific Officer. Additionally, Mr. Kiser is the General Partner of J.C. Enterprises. On April 2, 2002, the Company filed an Amended Complaint and Jury Demand. On May 17, 2002, the Company filed a Second Amended Complaint and Jury Demand and added Ms. Joan Sherman, an individual, and the Kathryn Sherman Trust, a Colorado trust, as defendants. In its lawsuit, the Company seeks to rescind certain employment and consulting agreements between the Company and Messrs. Kiser and Sherman, and to rescind certain stock and stock option grants made to them, on the basis that such agreements were entered into, and such stock option grants were made, based upon mistaken or misrepresented information regarding the Company’s true financial performance. The Company also seeks to recover the compensation and bonuses paid to them as a result of such mistaken or misrepresented information. In addition, the Company seeks to recover excessive rent it paid pursuant to a lease agreement between the Company and J.C. Enterprises in reliance on misrepresented information provided by Messrs. Kiser and Sherman. The Company added Ms. Sherman and the Kathryn Sherman Trust to this action because they may possess assets from Mr. Sherman that Vari-L is entitled to recover.

On April 30, 2002, Mr. Kiser filed a motion to dismiss the lawsuit in its entirety. On June 13, 2002, the motion to dismiss was denied.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

On May 30, 2002, David Sherman filed a counter-claim against the Company alleging that the Company breached its obligation to him by suspending payment of consulting fees under the Termination and Consulting Agreement. On July 8, 2002, Joseph Kiser filed counter-claims against the Company, Charles R. Bland, Richard P. Dutkiewicz, Gil J. Van Lunsen and David M. Risley. Mr. Bland is our President and Chief Executive Officer. Mr. Dutkiewicz is our Vice President of Finance and Chief Financial Officer. Messrs. Risley and Van Lunsen are on our Board of Directors and are members of the SLC. The counter-claim alleges claims for: (i) violation of the Colorado Wage Act against all counter-claim defendants; (ii) breach of contract relating to Mr. Kiser’s employment agreement with the Company against the Company only; (iii) breach of contract relating to the Company’s promise to fulfill the obligations of Mr. Kiser’s employment agreement against the Company only; (iv) breach of contract relating to the indemnification agreements with the Company against the Company only; (v) promissory estoppel relating to Mr. Kiser’s retirement from the Company against the Company only; (vi) intentional interference with Mr. Kiser’s employment agreement with the Company against Mr. Bland only; and (vii) negligent misrepresentation relating to Mr. Kiser’s plans for retirement against Mr. Bland only.

A trial date of February 24, 2003 has been set and the parties are about to commence discovery.

Mr. Kiser’s employment contract requires him to perform any directive of the Company’s Board of Directors. Subsequent to March 19, 2002, Mr. Kiser has not performed any services for the Company. The Company believes that its claim to rescind Mr. Kiser’s employment contract based upon mistaken or misrepresented information regarding the Company’s true financial performance is based upon a valid principle of law. Since March 19, 2002, the Company has suspended all payments required by Mr. Kiser’s employment contract. The Company has recorded approximately $203,000 of liabilities representing the present value of post-employment health care obligations and a one time separation bonus to be paid to Mr. Kiser upon termination of contract payments.

In the event that Mr. Kiser prevails in requiring us to comply with the terms of the employment contract, we could be obligated to total future payments of approximately $1,400,000 payable over ten years. If we are successful in our claims against Mr. Kiser, we could be awarded as much as $5,600,000 plus attorneys’ fees. Additionally, we would reverse all previously recorded liabilities associated with this matter.

If Mr. Kiser prevails on his breach of contract action related to the indemnification agreements he had with the Company, the Company could be liable for attorney fees and costs incurred in the various actions as well as for future covered attorney’s fees, the present amount of which is unknown.

Under Mr. Sherman’s termination and consulting agreement, the Company agreed to engage Mr. Sherman as a consultant for the period August 1, 2000 through July 31, 2001. As a consultant he was to receive compensation of $195,000 as consulting fees along with certain other benefits. Due to his failure to submit certain documentation for travel expenses in which amounts were advanced, the Audit Committee suspended payment of the consulting fees in October 2000 and elected to terminate the agreement due to misappropriation of funds. During the quarter ended December 31, 2002, the Company recognized a $145,000 benefit from an insurance recovery for Mr. Sherman’s undocumented travel advances. If Mr. Sherman prevails on his breach of contract action, the Company could be liable for amounts under his termination and consulting agreement, attorney fees and costs incurred in the various actions as well as for future covered attorney’s fees, the present amount of which is unknown.

Patent Litigation

On August 8, 2002, Anaren Microwave, Inc. (“Anaren”) sued the Company for infringement of U.S. Patent No. 4,821,007. The Company has not been served with the complaint. The Company has been advised that a license may be available under the patent, and the Company and its counsel are investigating Anaren’s allegations.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

Financial Impact of Litigation

All of these legal actions have the potential of a possible loss to the Company. The Company Action against Former Officers is a potential gain contingency for the Company. At this time, we are unable to reasonably estimate the possible future cost or net loss or gain, if any, associated with certain of these matters. Accordingly, we have not recorded any loss or gain contingencies associated with certain of these matters as of June 30, 2002. It is reasonably possible that such amounts could be material to our financial condition, results of operations or liquidity.

(14)    Subsequent Event—Sirenza Loan Facility

The continuing weakness in the wireless telecommunications industry has caused the Company’s customers to continually revise their estimates of demand for products downward. These downward adjustments have required the Company to provide revised financial projections to Wells Fargo as described in note 3. In early May 2002, the Company determined that additional equity capital or subordinated debt would be necessary to provide sufficient liquidity through this period of weakened sales. At that time, the Company commenced efforts to identify potential investors and solicit their interest in a financing transaction.

On October 7, 2002, the Company entered into a Loan Agreement with Sirenza Microdevices, Inc. (“Sirenza”) which provides for a $5.3 million senior secured bridge loan facility (the “Loan Facility”). As a condition to the Loan Facility, the Company entered into an Exclusivity and Right of First Refusal Agreement (the “Exclusivity Agreement”) with Sirenza to evaluate a potential acquisition of all or substantially all of the Company’s assets.

The Loan Facility is effective for the period October 7, 2002 to September 25, 2003, is secured by substantially all of our assets and has an annual interest rate of 25%. Additionally, the Loan Facility is subject to covenants that among other things impose limitations on capital expenditures and investments, restrict certain payments and distributions and require the Company to maintain certain financial ratios.

Under the terms of the Loan Facility, Sirenza has provided for funding in two tranches. The first tranche (“Tranche A “) consists of an initial term loan of $1.4 million to repay amounts outstanding under the Credit Facility at Wells Fargo. The second tranche (“Tranche B”) consists of additional term loans of up to $3.9 million which may be drawn down in accordance with an agreed schedule. The Company expects to use the proceeds from any advances under Tranche B to fund its working capital requirements.

In the event of a change of control or execution of a definitive acquisition agreement with any party other than Sirenza, amounts outstanding under the Loan Facility are due in full within five business days. Additionally, the Company must pay a prepayment fee in the amount of $1,000,000 (the “Prepayment Fee”). The Company may voluntarily prepay the Tranche A and Tranche B loan provided that in the event of a change of control or execution of a definitive acquisition agreement with any party other than Sirenza within 180 days of such prepayment, the Company must pay the Prepayment Fee.

Under the terms of the Loan Facility, at Sirenza’s option, the Tranche A loan is convertible into 19.9% of the Company’s Common Stock on a fully diluted basis at the following times: Five business days prior to the

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

maturity date of the Tranche A loan, the date Sirenza receives written notice of the Company’s intent to prepay the Tranche A loan, the date of the commencement of a tender offer by a party other than Sirenza, or the date the Company executes a definitive acquisition agreement with another party. The shares of common stock issuable upon conversion of the Tranche A Note are subject to certain registration rights as set forth in the Resale Registration Rights Agreement between the parties. The Company has amended its Rights Agreement with American Securities Transfer, Inc. to make the rights thereunder inapplicable to certain transactions with Sirenza that are approved by the Company’s board of directors, including the conversion of the Tranche A Note.

The Company’s ability to draw down amounts under Tranche B is conditioned upon, among other things, the absence of an event of default and our representations and warranties being true and correct at the time of such draw down request. In the event the Company is unable to draw down amounts under Tranche B, the Company may be required to seek additional capital through other sources, which the Company’s ability is limited by the terms of the Exclusivity Agreement described below. There can be no assurance that the Company would be able to procure adequate funds in such an event. If such funds are not available, the Company may be forced to curtail or suspend its operations.

Pursuant to the terms of the Exclusivity Agreement, the Company has agreed, subject to certain exceptions, not to solicit acquisition proposals from other parties or otherwise negotiate with such parties with respect to an acquisition proposal. Such exclusivity period terminates upon the earlier of March 31, 2003 or the occurrence of certain other events. Under the Exclusivity Agreement the Company has granted Sirenza a right of first refusal in the event that the Company receives any future offer to acquire it or substantially all of its assets. Such right of first refusal terminates upon the earlier of: the date that Sirenza advises the Company in writing that they are terminating all negotiations with the Company regarding a transaction or that they are no longer interested in pursuing a transaction with the Company, such time as the Loan Facility has terminated and no loans remain outstanding thereunder, or such time as they default on their obligations to make loans to the Company pursuant to the Loan Facility.

(15)    Fourth Quarter Transactions

During the quarter ended June 30, 2002, the Company sold inventories with a net book value of approximately $250,000 for $75,000. As a result, the Company recorded a charge to cost of goods sold for $175,000. Additionally, due to the continuing decline in the industry and weak demand of the commercial signal source products, the Company offered certain of their preferred customers’ price decreases which resulted in a $152,000 decrement in gross margin for the quarter ended June 30, 2002.

As discussed in notes 12 and 13, the Company recorded $1.45 million representing the approximate cost to settle the Private Securities Class Action during the quarter ended June 30, 2002. This amount has been included in expenses of accounting restatements and related matters in the statements of operations.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

June 30, 2002 and June 30, 2001

(16)    Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly financial information:

	Quarters Ended
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
	(in thousands of dollars, except per share amounts)
Net sales	$5,676	$5,607	$5,163	$4,902
Gross profit	2,146	2,322	1,928	1,305
Operating loss	(1,079)	(493)	(1,160)	(3,384)
Net loss	(1,120)	(528)	(1,211)	(3,396)
Basic and diluted loss per share	(0.16)	(0.07)	(0.17)	(0.47)

	Quarters Ended
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
	(in thousands of dollars, except per share amounts)
Net sales	$11,495	$10,894	$10,000	$8,988
Gross profit	5,357	5,189	5,561	3,523
Operating income (loss)	(50)	220	215	(1,095)
Net income (loss)	(201)	(10)	43	(1,231)
Basic and diluted earnings (loss) per share	(0.03)	*	0.01	(0.17)

*	Loss per share is less than $.01.

(17)    Events Subsequent to the Date of Independent Auditor’s Report (Unaudited)

Based upon the Company’s operating results for the three month period ended December 31, 2002, the Company is in default of the Net Operating Loss covenant of the Loan Agreement with Sirenza Microdevices, Inc. (“Sirenza”). That covenant requires that the Company’s cumulative net operating loss not exceed a specified amount in any rolling three-month period; the maximum permitted operating loss for the three month period ended December 31, 2002 was $1,585,000. During the three month period ended December 31, 2002, the Company’s net operating loss for such period was approximately $1,656,000. For the three month period ended February 28, 2003, the Company also defaulted on its three-month rolling Cash Used in Operations covenant. Under the terms of the Loan Agreement, the default interest rate of 30% went into effect on January 1, 2003. Furthermore, Sirenza has the right to declare all amounts due on the loan immediately due and payable. If Sirenza were to elect to declare the loan due and payable in full, the Company would most likely be required to file for bankruptcy protection and would be unable to consummate the asset sale to Sirenza contemplated by the Asset Purchase Agreement dated December 2, 2002. Filing for bankruptcy protection could have a material adverse effect on the Company’s relationships with its customers, suppliers and employees. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so. In the event that the asset sale does not close, even if the Loan Facility remains available, the Company may not have sufficient borrowing capacity to meet its obligations through June 30, 2003.

VARI-L COMPANY, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in thousands of dollars)

Description	Balance at Beginning of Period	Addition(a)	Deduction(b)	Balance at End of Period
Year Ended June 30, 2002:
Allowance for doubtful accounts	$279	$104	$(251)	$132
Allowance for excess and obsolete inventories	2,423	564	(465)	2,522
Reserve for product warranties and returns	31	10	(21)	20

Total	$2,733	$678	$(737)	$2,674

Year Ended June 30, 2001:
Allowance for doubtful accounts	$175	$155	$(51)	$279
Allowance for excess and obsolete inventories	2,659	1,362	(1,598)	2,423
Reserve for product warranties and returns	42	12	(23)	31

Total	$2,876	$1,529	$(1,672)	$2,733

Notes:

(a)	Amounts charged to costs and expenses.
(b)	Bad debt write-offs and charges to reserves.

See accompanying auditor’s report.

VARI-L COMPANY, INC.

BALANCE SHEET

(in thousands of dollars)

December 31, 2002
(unaudited)
Assets
Current assets:
Cash and cash equivalents	$138
Trade accounts receivable, less allowance for doubtful accounts of $55	2,192
Inventories	2,432
Prepaid expenses and other current assets	269

Total current assets	5,031

Property and equipment:
Machinery and equipment	12,116
Furniture and fixtures	833
Leasehold improvements	1,504

14,453
Less accumulated depreciation and amortization	8,979

Net property and equipment	5,474
Intangible and other assets, net of accumulated amortization	410

Total assets	$10,915

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$1,738
Accrued compensation	585
Other accrued expenses	1,180
Notes payable and current installments of long-term obligations	3,505

Total current liabilities	7,008
Long-term obligations	—
Other liabilities	27

Total liabilities	7,035

Settlement obligation to issue 2,000,000 shares of common stock	1,200
Stockholders’ equity
Common stock, $.01 par value, 50,000,000 shares authorized; 7,164,792 shares issued and outstanding	72
Additional paid-in capital	36,941
Unamortized stock compensation cost	(14)
Accumulated deficit	(34,319)

Total stockholders’ equity	2,680

Commitments and contingencies
Total liabilities and stockholders’ equity	$10,915

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

STATEMENTS OF OPERATIONS

(in thousands of dollars, except share and per share data)

	Six Months Ended December 31, 2002	Six Months Ended December 31, 2001
	(unaudited)	(unaudited)
Net sales	$8,291	$11,283
Cost of goods sold	6,128	6,750

Gross profit	2,163	4,533

Operating expenses:
Selling	1,360	1,282
General and administrative	2,973	3,380
Research and development	1,568	1,308
Expenses related to workforce reduction and the proposed transaction with Sirenza	876	101
Expenses relating to accounting restatements and related legal matters, net of recoveries	30	34

Total operating expenses	6,807	6,105

Operating loss	(4,644)	(1,572)
Other income (expense):
Interest income	9	29
Interest expense	(385)	(98)
Other, net	(52)	(7)

Total other income (expense)	(428)	(76)

Net loss	$(5,072)	$(1,648)

Loss per share, basic and diluted	$(0.70)	$(0.23)

Weighted average shares outstanding, basic and diluted	7,252,008	7,125,980

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended December 31, 2002 (unaudited)

(in thousands of dollars, except share data)

	Common Stock		Additional paid-in capital	Unamortized stock compensation cost	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balance June 30, 2002	7,179,832	$72	$36,945	$(31)	$(29,247)	$7,739
Common stock issued under employee stock purchase plan	83,473	1	70	—	—	71
Common stock issued under stock award plan	1,800	*	—	1	—	1
Common stock surrendered and retired	(100,813)	(1)	(75)	—	—	(76)
Amortization of stock compensation cost	—	—	—	17	—	17
Common stock exercised under stock-option plan	500	—	*	—	—	0
Net loss	—	—	—	—	(5,072)	(5,072)

Balance December 31, 2002	7,164,792	$72	$36,941	$(14)	$(34,319)	$2,680

*	Amount is less than $1,000.00.

For the Six Months Ended December 31, 2001 (unaudited)

(in thousands of dollars, except share data)

	Common Stock		Additional paid-in capital	Unamortized stock compensation cost	Accumulated other comprehensive income		Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balance June 30, 2001	7,107,161	$71	$36,829	$(79)		$—	$(22,992)	$13,829
Common stock issued under employee stock purchase plan	20,412	—	48	—		—	—	48
Common stock issued under stock award plan	1,150	—	1	—		—	—	1
Amortization of stock compensation cost	—	—	—	27		—	—	27
Unrealized gain on marketable securities	—	—	—	—		—	—	29
Net loss	—	—	—	—		29	(1,648)	(1,648)

Balance December 31, 2001	7,128,723	$76	$36,878	$(52)	$		$(24,640)	$12,286

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Six months Ended December 31, 2002	Six months Ended December 31, 2001
	(unaudited)	(unaudited)
Net loss	$(5,072)	$(1,648)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,034	1,020
Loss on disposal of assets	53	7
Common stock issued under stock award plans	1	1
Common stock surrendered and retired	(76)	—
Amortization of stock compensation	17	27
Write-off of debt issue costs	59	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	397	1,354
Inventories, net	59	828
Prepaid expenses and other current assets	348	133
Trade accounts payable	346	(745)
Accrued compensation	(320)	(564)
Other accrued expenses and liabilities	715	(167)

Total adjustments	2,633	1,894

Cash provided by (used in) operating activities	(2,439)	246

Cash flows from investing activities:
Purchases of property and equipment	(127)	(442)
Proceeds from sale of equipment	23	59
Net proceeds (investment) from cash surrender value of whole life insurance	266	(17)
Decrease (increase) in other assets	(48)	(18)

Cash provided by (used in) investing activities	114	(418)

Cash flows from financing activities:
Proceeds from notes payable	3,869	6,899
Payments of notes payable	(379)	(7,374)
Proceeds from long-term obligations	—	308
Payments of long-term obligations	(1,651)	(142)
Proceeds from common stock issued under stock purchase plan	71	48

Cash provided by (used in) financing activities	1,910	(261)

Decrease in cash and cash equivalents	(415)	(433)
Cash and cash equivalents at beginning of period	553	2,013

Cash and cash equivalents at end of period	$138	$1,580

Supplemental disclosure of cash flow information:
Cash paid for interest	$166	$85

Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)

Six Months Ended December 31, 2002 and 2001

(1)    Basis of Presentation and Liquidity

The accompanying financial statements of the Company have been prepared without audit (except for the balance sheet information as of June 30, 2002, which is derived from the Company’s audited financial statements). Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the period ended June 30, 2002. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. Interim results of operations for the three and six months ended December 31, 2002 are not necessarily indicative of operating results that can be expected for the full year.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant assumptions inherent in the preparation of the accompanying financial statements include, but are not limited to, revenue recognition and allowances for doubtful accounts, the provision for excess and obsolete inventories, and commitments and contingencies. Actual results could differ from those estimates.

Certain reclassifications have been made to prior period amounts to conform to the current period’s presentation.

Based upon the Company’s operating results for the three month period ended December 31, 2002, the Company is in default of the Net Operating Loss covenant of the Loan Facility with Sirenza Microdevices, Inc. (“Sirenza”). The net operating loss covenant is defined as net operating loss excluding costs such as restructuring, severance benefits, extraordinary non-cash charges and legal and accounting fees incurred in connection with the proposed transaction with Sirenza. The covenant requires that the Company’s cumulative net operating loss not exceed a specified amount in any rolling three-month period; the maximum permitted operating loss for the three month period ended December 31, 2002 was $1,585,000. During the three month period ended December 31, 2002, the Company’s net operating loss for such period as defined in the Loan Facility was $1,656,000. For the three month period ended February 28, 2003, the Company also defaulted on its three-month rolling Cash Used in Operations covenant. Under the terms of the Loan Facility with Sirenza, the default interest rate increased 5 percentage points from 25% to 30% effective January 1, 2003. Furthermore, Sirenza has the right to declare all amounts due on the loan immediately due and payable. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so.

If Sirenza were to elect to declare the loan due and payable in full, the Company would most likely be required to file for bankruptcy protection and would be unable to consummate the asset sale to Sirenza contemplated by the Asset Purchase Agreement dated December 2, 2002. Filing for bankruptcy protection could have a material adverse effect on the Company’s relationships with its customers, suppliers and employees. In the event that the asset sale does not close, even if the Loan Facility remains available, the Company may not have sufficient borrowing capacity to meet its obligations through June 30, 2003.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

(2)    Inventories

Inventories consist of the following (in thousands of dollars):

	December 31, 2002	June 30, 2002
Finished goods	$1,070	$1,083
Work-in-process	520	394
Raw materials	2,339	3,536

	3,929	5,013
Less allowances for excess and obsolete inventories	(1,497)	(2,522)

Net inventories	$2,432	$2,491

(3)    Notes Payable and Long-term Obligations

Notes payable and long-term obligations consist of the following (in thousands of dollars):

	December 31, 2002	June 30, 2002
Notes payable under Wells Fargo Credit Facility:
Term Loan	$—	$1,498
Notes payable under Sirenza Loan Facility:
Tranche A	1,354	—
Tranche B	2,064	—
Promissory notes	72	139
Capital lease obligations	15	29

	3,505	1,666
Less current installments	3,505	1,611

Long-term obligations	$—	$55

On October 7, 2002, the Company entered into a loan agreement with Sirenza which provides for a $5.3 million senior secured loan facility (the “Loan Facility”). As a condition to the Loan Facility, the Company entered into an Exclusivity and Right of First Refusal Agreement (the “Exclusivity Agreement”) with Sirenza to evaluate a potential acquisition of all or substantially all of the Company’s assets.

The Loan Facility matures on September 25, 2003, is secured by substantially all of the Company’s assets and has an annual interest rate of 25% on outstanding amounts. Additionally, the Loan Facility is subject to covenants that among other things impose limitations on capital expenditures and investments, restrict certain payments and distributions and require the Company to maintain certain financial ratios based on a rolling three-month calculation.

Under the terms of the Loan Facility, Sirenza has provided for funding in two tranches. The first tranche (“Tranche A”) consists of an initial term loan of approximately $1.4 million which was used to repay amounts outstanding under the Credit Facility at Wells Fargo on October 7, 2002. The second tranche (“Tranche B”) consists of additional term loans of up to approximately $3.9 million which may be drawn down in accordance with an agreed schedule. The Company expects to use the proceeds from any advances under Tranche B to fund its working capital requirements.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

The Company’s ability to draw down amounts under Tranche B is conditioned upon, among other things, the absence of an event of default and its representations and warranties being true and correct at the time of such draw down request. Based upon the Company’s operating results for the three month period ended December 31, 2002, the Company is in default of the Net Operating Loss covenant of the Loan Facility with Sirenza. The net operating loss covenant is defined as net operating loss excluding costs such as restructuring, severance benefits, extraordinary non-cash charges and legal and accounting fees incurred in connection with the proposed transaction with Sirenza. The covenant requires that the Company’s cumulative net operating loss not exceed a specified amount in any rolling three-month period; the maximum permitted operating loss for the three month period ended December 31, 2002 was $1,585,000. During the three month period ended December 31, 2002, the Company’s net operating loss for such period as defined in the Loan Facility was $1,656,000. For the three month period ended February 28, 2003, the Company also defaulted on its three-month rolling Cash Used in Operations covenant. Under the terms of the Loan Facility, the default interest rate increased 5 percentage points from 25% to 30% effective January 1, 2003. Furthermore, Sirenza has the right to declare all amounts due on the loan immediately due and payable. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so.

During January through March 2003, Sirenza advanced an additional $1.2 million under the Loan Facility. As of March 18, 2003, the Company had aggregate borrowings of $4.7 million under the Sirenza Loan Facility and $633,000 in borrowing availability. The loan facility does not provide for the cure of an existing breach of the net operating loss covenant for the rolling three month period ended December 31, 2002 or the Cash Used in Operations covenant for the rolling three month period ended in February 28, 2003. In the event the Company is unable to draw down future amounts under Tranche B, the Company may be required to seek additional capital through other sources; however, the Company’s ability is limited by the terms of the Exclusivity Agreement described below. There can be no assurance that the Company would be able to procure adequate funds in such an event. If such funds are not available, the Company may be forced to curtail or suspend its operations. In the event that the asset sale does not close, even if the Loan Facility remains available, the Company may not have sufficient borrowing capacity to meet its obligations through June 30, 2003.

If Sirenza were to elect to declare the loan due and payable in full, the Company would most likely be required to file for bankruptcy protection and would be unable to consummate the asset sale to Sirenza contemplated by the Asset Purchase Agreement dated December 2, 2002. Filing for bankruptcy protection could have a material adverse effect on the Company’s relationships with its customers, suppliers and employees.

In the event of a change of control or execution of a definitive acquisition agreement with any party other than Sirenza, amounts outstanding under the Loan Facility are due in full within five business days. Additionally, the Company must pay a prepayment fee in the amount of $1,000,000 (the “Prepayment Fee”). The Company may voluntarily prepay the Tranche A and Tranche B loans provided that in the event of a change of control or execution of a definitive acquisition agreement with any party other than Sirenza within 180 days of such prepayment, the Company must pay the Prepayment Fee.

Under the terms of the Loan Facility, at Sirenza’s option, the Tranche A loan is convertible into 19.9% of the Company’s Common Stock on a fully diluted basis at the following times:

•	five business days prior to the maturity date of the Tranche A loan,

•	the date Sirenza receives written notice of the Company’s intent to prepay the Tranche A loan,

•	the date of the commencement of a tender offer by a party other than Sirenza, or

•	the date the Company executes a definitive acquisition agreement with another party.

The shares of common stock issuable upon conversion of the Tranche A Note are subject to certain registration rights as set forth in the Resale Registration Rights Agreement between the parties. The Company

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

has amended its Rights Agreement with American Securities Transfer, Inc. to make the rights thereunder inapplicable to certain transactions with Sirenza that are approved by the Company’s Board of Directors, including the conversion of the Tranche A Note.

Pursuant to the terms of the Exclusivity Agreement, the Company has agreed, subject to certain exceptions, not to solicit acquisition proposals from other parties or otherwise negotiate with such parties with respect to an acquisition proposal. Such exclusivity period terminates upon the earlier of March 31, 2003 or the occurrence of certain other events. Under the Exclusivity Agreement, the Company has granted Sirenza a right of first refusal in the event that the Company receives any future offer to acquire it or substantially all of its assets. Such right of first refusal terminates upon the earlier of: the date that Sirenza advises the Company in writing that they are terminating all negotiations with the Company or that they are no longer interested in pursuing a transaction with the Company; such time as the Loan Facility has terminated and no loans remain outstanding thereunder; or such time as they default on their obligations to make loans to the Company pursuant to the Loan Facility.

(4)    Income Taxes

A valuation allowance was provided for the income tax benefit of the net operating losses incurred during the three and six months ended December 31, 2002 and 2001.

(5)    Stockholders’ Equity

On April 25, 2002, the Company filed a Tender Offer (the “Offer”) with the Securities and Exchange Commission which offered employees the right to exchange all outstanding options to purchase shares of Company common stock with an exercise price equal to $34.50 per share for replacement options to be granted no earlier than six months and one day from the expiration of the Offer at an exercise price equal to no less than the fair market value of the common stock on that date. Under the terms and subject to the conditions set forth in the Offer, 180,579 options were surrendered by eligible employees and cancelled on May 23, 2002. On November 25, 2002, the Company issued replacement options to purchase an aggregate of up to 160,079 shares of common stock at an exercise price of $0.25 per share in exchange for the options surrendered pursuant to the Offer.

As a result of the signing of the definitive Asset Purchase Agreement with Sirenza as described in Note 10 and in accordance with the Company’s Tandem Stock Option and Stock Appreciation Rights Plan (the “Plan”), all options outstanding under the Plan became immediately exercisable on December 2, 2002.

Pursuant to the Company Tandem Stock Option and Stock Appreciation Rights Plan, during the three months ended December 31, 2002, the Company had one employee exercise his right to purchase 500 shares of the Company’s common stock at an exercise price of $0.25 per share.

As further discussed in Note 11, the Company signed a mutual general release with David Sherman, which among other things, releases the Company from all claims related to his employment and separation agreements and any rights he may have had regarding advancement or indemnification of attorney’s fees and other costs of defense. In consideration of the mutual release with Mr. Sherman, Mr. Sherman has agreed to transfer 100,813 shares of the Company’s common stock to the Company and the Company agreed to repay Mr. Sherman’s promissory note to Carolyn Kiser in the principal amount of $55,030. Mr. Sherman and Carolyn Kiser are former officers of the Company. On the date of execution of the mutual general release, the fair market value of the shares was approximately $76,000. On December 31, 2002, the Board of Directors authorized the retirement of the transferred shares.

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

(6)    Expenses Related to Workforce Reductions and the Proposed Transaction with Sirenza

As a result of the continuing weakness in the wireless industry and the impact it has had upon the Company’s revenues, the Company has had to reduce its workforce and incur severance expenses. Additionally, the Company has incurred certain transaction costs in connection with the proposed transaction with Sirenza as discussed in Note 10. Such costs are defined under the Loan Facility with Sirenza and include restructuring, severance benefits, legal and accounting fees and other related costs incurred. Expenses related to workforce reductions and the proposed transaction with Sirenza for the six months ended December 31, 2002 were as follows:

	Six Months Ended December 31,
	2002	2001
Legal fees	$413,000	$—
Severance expense	393,000	101,000
Other related costs	70,000	—

Total	$876,000	$101,000

The Company will continue to incur costs related to workforce reductions and the proposed transaction with Sirenza until the closing of the transaction with Sirenza which is expected to occur during the second quarter of calendar 2003. Such costs payable contingent upon closing would also include investment banker fees and stay bonuses payable to certain key officers. However, the closing of the transaction with Sirenza is subject to the satisfaction or waiver of the closing conditions contained in the asset purchase agreement, many of which are outside of the Company’s control. Such conditions include the court’s approval of the stipulation of settlement regarding the Company’s private securities class action lawsuit as described in Note 11. The settlement of the private securities class action lawsuit is subject to several conditions and uncertainties and the Company cannot predict the exact date upon which the court might approve the stipulation of settlement, if at all.

(7)    Expenses of Accounting Restatements, Shareholder Litigation and Related Matters

In early 2000, management of the Company commenced efforts to restate its previously issued financial statements after being notified by the Securities and Exchange Commission (the Commission) that the Commission was investigating its accounting and reporting practices. Certain costs incurred in conjunction with these efforts have been separately classified in the Company’s Statements of Operations as “Expenses relating to accounting restatements and related legal matters, net of recoveries.” Expenses included in this classification include the cost of external counsel for services provided in connection with shareholder lawsuits, the Commission’s investigation of the Company, legal fees and expenses of the Special Litigation Committee of the Board of Directors, the costs incurred to settle the private securities action and the Company action against former officers (net of recoveries), the cost of certain consultants and temporary labor hired to assist in the accounting restatements, and reimbursements to current and former employees of the Company for their legal fees and expenses.

The accounting restatements were completed in February 2001. Additionally, during October 2002 and December 2002, the Company, the individual defendants in the private securities class action, the Agricultural Excess and Surplus Insurance Company, and the individual defendants in the action against former officers attended global settlement conferences. All parties involved reached an agreement in principle for the global settlement of all litigation as further described in Note 11. On January 22, 2003, the Company, the class action representatives and the individual defendants in the private securities class action executed and filed a Stipulation of Settlement (the “Stipulation”) with the United States District Court for the District of Colorado. On January 29, 2003, the United States District Court for the District of Colorado issued its order preliminarily

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

approving the settlement of the private securities class action, certification of the class, and the provision of notice to members of the class (the “Preliminary Approval”) as described more fully in Note 11. While the Company believes that final approval of Stipulation and the dismissal of the actions are probable, there can be no assurance that the court will approve the Stipulation and dismiss the actions.

Expenses relating to accounting restatements and related legal matters, net of recoveries, for the six months ended December 31, 2002, were as follows:

	Six Months Ended December 31,
	2002	2001
Legal fees incurred in connection with the shareholder lawsuits, Special Litigation Committee and the global settlement	$147,000	$151,000
Adjustment of previously recorded estimates of $286,000 (representing legal fees incurred by former officers, the present value of post-employment health care obligations and a one time separation bonus payable to Mr. Kiser) to $245,000 reflecting the settlement agreements	(41,000)	—
Adjustment of previously recorded estimates of $117,000 (representing net employment obligations payable to Mr. Sherman) to $0 reflecting termination of an agreement due to misappropriation of funds	—	(117,000)
Mr. Sherman’s transfer of 100,813 shares of common stock to the Company. The shares were valued at the closing market price on the date in which Mr. Sherman and the Company executed a mutual general release	(76,000)	—

Total	$30,000	$34,000

(8)    Net Loss Per Share

The Company computes net loss per share by dividing the net loss for the period by the weighted average number of shares of Common Stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of Common Stock and potential Common Stock equivalents outstanding during the period, if dilutive. Potential Common Stock equivalents include incremental shares of Common Stock issuable upon the exercise of stock options. The effects of potential common stock equivalents have not been included in the computation of diluted net loss per share as their effect is anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Three Months Ended December 31,		Six Months Ended December 31,
	2002	2001	2002	2001
Net loss	$(2,971)	$(528)	$(5,292)	$(1,648)

Weighted average common shares outstanding	7,244	7,129	7,252	7,126

Basic and diluted net loss per share	$(0.41)	$(0.07)	$(0.73)	$(0.23)

(9)    Principal Executive Office Lease Amendment

On November 12, 2002, the Company negotiated the right to terminate the lease for its principal executive office located in Denver, Colorado on June 30, 2003 (the “Termination Date”) for a payment of $594,000 and

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

forfeiture of an existing security deposit of $81,000. The original termination date of the lease is August 31, 2013. In consideration of the option to terminate the lease early, the Company paid an additional security deposit of $50,000 to cover any damages associated with vacating the premises. In the event that the Company closes a sale of all or substantially all of its assets to Sirenza prior to the Termination Date, the Company would exercise its right to terminate the lease and pay the early termination fee within two business days of closing. The total costs to terminate the lease including leasehold improvements that would be written off should this event occur are $879,000.

(10)    Definitive Asset Purchase Agreement with Sirenza Microdevices, Inc.

On December 2, 2002, the Company entered into a definitive asset purchase agreement (the “Asset Purchase Agreement”) to sell substantially all of its assets to Sirenza. Under the terms of the Asset Purchase Agreement, Sirenza will forgive $1.4 million in secured loans. Additionally, Sirenza will pay the Company approximately $13.6 million in cash and common stock consideration to be decreased by the amount of any indebtedness in excess of $1.4 million owed to Sirenza as of the closing date of the asset sale pursuant to the existing Sirenza Loan Facility as described in Note 3. The consideration to be received will be further increased or decreased by the amount of the net asset adjustment as described below. Forty-five percent of the net amount of consideration described above will be paid to the Company in cash and the remaining fifty-five percent will be paid in shares of Sirenza common stock, which will be valued for such purpose at $1.44 per share (the 15-day trailing average closing price of Sirenza’s common stock as quoted on the Nasdaq National Market as of the execution date of the Asset Purchase Agreement).

Pursuant to the Asset Purchase Agreement, the Company and Sirenza designated as either “included” or “excluded” each of the assets and liabilities of the Company as listed on its balance sheet at September 30, 2002, which is referred to as the reference balance sheet. By subtracting the total included liabilities on the reference balance sheet from the total included assets on the reference balance sheet, Sirenza and the Company agreed upon a beginning net asset balance of $8,447,000. Prior to the closing of the asset purchase, the Company will prepare a new balance sheet, which is referred to as the preliminary closing balance sheet, as of the month end immediately preceding the closing, on a basis consistent with that of the reference balance sheet. To the extent that the net asset balance listed on the preliminary closing balance sheet exceeds $8,447,000, the proceeds of the asset sale to the Company will be increased on a dollar-for-dollar basis. To the extent that the net asset balance listed on the preliminary closing balance sheet is less than $8,447,000, the proceeds of the asset sale to the Company will be decreased on a dollar-for-dollar basis. Within fifteen business days following the closing, the Company shall prepare another balance sheet as of the closing date, which shall be prepared on a basis consistent with that of the reference balance sheet, and which is referred to as the closing balance sheet. To the extent that the net asset balance listed on the closing balance sheet exceeds the net asset balance listed on the preliminary closing balance sheet by at least $25,000, the proceeds of the asset sale to the Company will be increased on a dollar-for-dollar basis. To the extent that the net asset balance listed on the closing balance sheet is less than the net asset balance listed on the preliminary closing balance sheet by at least $25,000, the proceeds of the asset sale to the Company will be decreased on a dollar-for-dollar basis.

(11)    Litigation, Commitments and Contingencies

Securities and Exchange Commission Investigation

In December 1999, the Company learned that the SEC was conducting an investigation to determine whether there were violations of the federal securities laws by the Company or any of its officers, directors or

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

employees. The SEC’s investigation was focused primarily on the Company’s financial reporting and accounting practices and procedures during the fiscal years 1996 through 1999.

In September 2001, the Company agreed to a settlement with the SEC under which the Company, without admitting or denying that it violated any laws, consented to the entry of an injunction prohibiting future violations by the Company of certain periodic reporting, record keeping, internal controls, proxy solicitation and antifraud provisions of the Exchange Act. On November 9, 2001, the Company’s settlement with the SEC was approved by the United States District Court for the District of Colorado pursuant to its judgment order Final Judgment as to Vari-L, Civil Action No. 01-WM-1903, Securities and Exchange Commission v. Vari-L, David G. Sherman, Jon L. Clark and Sarah E. Hume, United States District Court, District of Colorado.

Private Securities Class Action

A number of private shareholder class actions alleging violations of federal securities laws were filed against the Company and certain of its former officers in the United States District Court for the District of Colorado beginning in June 2000. Those actions have since been consolidated and an amended consolidated complaint has been filed by the class representatives.

On November 21, 2001, the Company filed a motion to dismiss all claims against the Company in the consolidated private securities class action, Rasner v. Vari-L Company, Inc., Civil Action No. 00-S-1181. The Company’s motion argued that the amended consolidated complaint alleges wrongdoing by former corporate employees in furtherance of their personal interests, as opposed to corporate interest, which does not state a claim for securities fraud against the Company. The class action representatives filed their response to the Company’s motion to dismiss and the Company filed a reply to that response but the court had not yet ruled on that motion.

On October 3, 2002, the Company and the class action representatives reached an agreement in principle for the settlement of the litigation and executed a memorandum of understanding (the “MOU”), subject to court approval. The MOU outlines the general terms of the proposed settlement and is intended to be used as a basis for drafting a stipulation of settlement (the “Stipulation”). The MOU contemplates that the Company will pay $250,000 in cash and issue 2.0 million shares of the Company’s common stock. The number of shares issuable pursuant to the MOU is subject to certain anti-dilution adjustments in the event the Company sells its common stock or securities convertible into its common stock below certain threshold prices. At June 30, 2002, the Company recorded a liability of $1.45 million representing the estimated cost to settle this litigation. Such liability reflects the cash portion of the settlement plus the estimated value of the common stock to be issued in the settlement based on the closing price of the Company’s common stock on the date in which all substantive aspects with respect to the MOU were agreed upon.

Under the MOU, the Company is also required to transfer its claims against Joseph H. Kiser, David G. Sherman, Jon C. Clark and Derek L. Bailey to the plaintiffs. However, the Company will retain the claims from the Company action against former officers described below. The Company will also assign to the plaintiffs any right it might have to proceeds or other damages from the Directors and Officers insurance policies with Reliance Insurance Company and Agricultural Excess and Surplus Insurance Company. As described below under global settlement of private securities class action and Company action against former officers, Messrs. Sherman and Clark have executed settlement agreements and/or mutual releases with the Company, the terms of which preclude them from asserting claims against the Company for advancement or indemnification of their attorneys fees and other costs of defense. Messrs. Kiser and Bailey have also executed similar agreements. However, if the court does not approve the Stipulation and dismiss the actions with prejudice (or, in the case of Mr. Kiser, if he

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

does not receive the consideration provided for in his settlement agreement), Messrs. Bailey and Kiser may assert claims against the Company for advancement or indemnification of their attorneys fees and other costs of defense, which claims may be material.

On January 22, 2003, the Company, the class action representatives and the individual defendants executed and filed the Stipulation with the United States District Court for the District of Colorado. The terms under the Stipulation are consistent with the terms under the MOU as described above. On January 29, 2003, the United States District Court for the District of Colorado issued its order preliminarily approving the settlement of the private securities class action, certification of the class, and the provision of notice to members of the class (the “Preliminary Approval”). The Preliminary Approval provides for a settlement hearing scheduled on March 28, 2003 to determine whether the proposed settlement of the litigation on the terms and conditions provided forth in the Stipulation is fair, just and reasonable to the class. The Preliminary Approval provides for the mailing of notice of the proposed settlement to members of the class by February 4, 2003 and a publication of a summary notice of the proposed settlement in the Investor’s Business Daily on February 11, 2003.

The final settlement of the private securities class action is subject to several conditions and uncertainties, many of which are outside of the Company’s control. Such conditions include the issuance of an order by the court of a final judgment and order of dismissal of the actions with prejudice following the fairness hearing and the absence of or dismissal of any appeal to such final judgment. The Company anticipates that the 2.0 million shares to be issued under the Stipulation will be issued approximately two months after the issuance of a final judgment and order of dismissal of the actions with prejudice. The Company believes it is unlikely such shares will be issued prior to the closing of the asset sale as described above. While the Company believes that the approval of the Stipulation and dismissal of the actions with prejudice are probable, there can be no assurance that the court will approve the Stipulation and dismiss the actions with prejudice.

Shareholder Derivative Suit

On August 21, 2002, the District Court, City and County of Denver dismissed the shareholder derivative action filed, purportedly on behalf of the Company against Joseph Kiser, David Sherman, Jon Clark Derek Bailey, Sarah Booher, David Lisowski, Anthony Petrelli, Jae Shim and the Company. The derivative plaintiff appealed the Court’s ruling to the Colorado Court of Appeals. On November 12, 2002, the parties filed a stipulated voluntary dismissal of the appeal. On November 14, 2002, the Colorado Court of Appeals granted the stipulated dismissal and issued its mandate ordering that the appeal be dismissed.

Insurance Claims

Reliance Insurance Company is the issuer of the $5 million primary directors and officers’ liability insurance policy in effect for the period of time covered by the securities class action and the derivative action. In January 2002, the Reliance liquidator notified claimants concerning the procedures by which insureds and other claimants may file claims against the Reliance estate. The Company intends to file a claim against the Reliance estate; however, all rights under the claim have been assigned to the private securities class action plaintiffs pursuant to the Stipulation.

Declaratory Judgment Action by Excess Insurer

On June 5, 2001, Agricultural Excess and Surplus Insurance Company (“AESIC”), which had issued to the Company a $2.5 million excess directors and officers liability insurance policy for the period of time covered by the shareholder and class action litigation referenced above, filed suit in United States District Court for the

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

District of Colorado asking the court to find that it is not obligated to provide coverage, or in the alternative, seeking permission to rescind its policy. In connection with the execution of the Stipulation, the Company executed a settlement agreement with AESIC in which the Company and AESIC executed mutual releases. The parties to this action have executed a stipulation of dismissal, which will dismiss the action with prejudice. The Company anticipates that such stipulation of dismissal will be filed once the Stipulation has become a final order of the court hearing the private securities class action.

Company Action against Former Officers

On December 5, 2001, the Company formed a Special Litigation Committee (the “SLC”) of the Board of Directors. The SLC is comprised of two outside directors who joined the Company’s Board subsequent to the time of certain alleged wrongdoings as discussed below.

On December 20, 2001, the SLC retained independent counsel to advise the SLC in its investigation of the allegations of wrongdoing during prior periods by former employees, as well as current and former members of the Company’s Board of Directors. Additionally, the SLC suspended the advancement of certain legal fees and expenses being paid on behalf of former officers of the Company.

On March 19, 2002, the Company filed a lawsuit in the District Court, City and County of Denver, against Mr. David Sherman, Mr. Joseph Kiser, individuals, and J.C. Enterprises, a Colorado general partnership. Mr. Sherman is the former President of the Company and Mr. Kiser is the former Chairman of the Company’s Board of Directors and Chief Scientific Officer. Additionally, Mr. Kiser is the General Partner of J.C. Enterprises. The Company subsequently amended the complaint to add Ms. Joan Sherman and the Kathryn Sherman Trust as defendants. In its lawsuit, the Company sought to rescind certain employment and consulting agreements between the Company and Messrs. Kiser and Sherman, and to rescind certain stock and stock option grants made to them, on the basis that such agreements were entered into, and such stock option grants were made, based upon mistaken or misrepresented information regarding the Company’s true financial performance. The Company also sought to recover the compensation and bonuses paid to them as a result of such mistaken or misrepresented information. In addition, the Company sought to recover excessive rent it paid pursuant to a lease agreement between the Company and J.C. Enterprises in reliance on misrepresented information provided by Messrs. Kiser and Sherman. The Company added Ms. Sherman and the Kathryn Sherman Trust to this action because they may have received assets from Mr. Sherman that the Company may have been entitled to recover.

On May 30, 2002, David Sherman filed a counter-claim against the Company alleging that the Company breached its obligation to him by suspending payment of consulting fees under the termination and consulting agreement between him and the Company.

On July 8, 2002, Joseph Kiser filed counter-claims against the Company, Charles R. Bland, Richard P. Dutkiewicz, Gil J. Van Lunsen and David M. Risley alleging a variety of claims. Mr. Bland is the Company’s President and Chief Executive Officer. Mr. Dutkiewicz is the Company’s Vice President of Finance and Chief Financial Officer. Messrs. Risley and Van Lunsen are on the Company’s Board of Directors and are members of the SLC.

Mr. Kiser’s employment contract required him to perform any directive of the Company’s Board of Directors. Subsequent to March 19, 2002, Mr. Kiser had not performed any services for the Company. Since March 19, 2002, the Company suspended all payments required by Mr. Kiser’s employment contract. The Company recorded approximately $203,000 of estimated liabilities representing the present value of post-

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

employment health care obligations and a one time separation bonus to be paid to Mr. Kiser upon termination of contract payments.

Had Mr. Kiser prevailed in requiring the Company to comply with the terms of the employment contract, the Company could have been obligated to total future payments of approximately $1,400,000 payable over ten years. If the Company had been successful in its claims against Mr. Kiser, it could have been awarded as much as $5,600,000 plus attorneys’ fees. Additionally, the Company would have reversed all previously recorded liabilities associated with this matter. Had Mr. Kiser prevailed on his breach of contract action related to the indemnification agreements he had with the Company, the Company could have been liable for attorney fees and costs incurred in the various actions as well as for future covered attorney’s fees, the present amount of which is unknown.

Under Mr. Sherman’s termination and consulting agreement, the Company agreed to engage Mr. Sherman as a consultant for the period August 1, 2000 through July 31, 2001. As a consultant he was to receive compensation of $195,000 as consulting fees along with certain other benefits. Due to his failure to submit certain documentation for travel expenses in which amounts were advanced, the Company’s audit committee suspended payment of the consulting fees in October 2000 and terminated his agreement due to misappropriation of funds. During the quarter ended December 31, 2002, the Company recognized a $145,000 benefit from an insurance recovery for Mr. Sherman’s undocumented travel advances. Had Mr. Sherman prevailed on his breach of contract action, the Company could have been liable for amounts under his termination and consulting agreement, attorney fees and costs incurred in the various actions as well as for future covered attorney’s fees, the present amount of which is unknown.

Global Settlement of Private Securities Class Action and Company Action against Former Officers

In connection with the private securities class action, the declaratory judgment action by excess insurer and the Company action against former officers, the Company, the individual defendants in the private securities class action, AESIC, and the individual defendants in the Company action against former officers attended global settlement conferences on October 11, 2002 and December 10, 2002. All parties involved reached an agreement in principle for the global settlement of all litigation.

As part of the global settlement that resulted in the Stipulation, the Company has executed settlement agreements and/or mutual releases with all parties to the Company action against the former officers. Under the terms of the settlement agreement with Mr. Kiser and J.C. Enterprises, the Company has agreed to pay $245,000 in total consideration; $230,000 to Mr. Kiser as well as $15,000 to his former attorneys to cover certain legal expenses. In return, Mr. Kiser agreed to a mutual general release including, but not limited to, releasing the Company, Messrs. Bland, Dutkiewicz, Risley and Van Lunsen from all claims related to his employment agreement and the advancement or indemnification of attorneys’ fees and other costs of defense, subject to the settlement of the private securities class action. Under the terms of this settlement agreement, the Company agreed to pay the current required rental amount under the existing lease with J.C. Enterprises, but the Company has the option to terminate the lease, after sufficient notice, in the event J.C. Enterprises contracts to sell the property during the remaining lease term.

Additionally, the Company has signed a mutual general release with Mr. Sherman, which, among other things, releases the Company from all claims related to his employment and separation agreements and any rights he may have had regarding advancement or indemnification of attorneys’ fees and other costs of defense. In consideration of the mutual release with Mr. Sherman, Mr. Sherman has agreed to transfer 100,813 shares of the Company’s common stock to the Company and the Company agreed to repay Mr. Sherman’s promissory note to

VARI-L COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (unaudited)—(Continued)

Six Months Ended December 31, 2002 and 2001

Carolyn Kiser in the principal amount of $55,030. The Company also executed mutual release relating to litigation with Joan Sherman and the Kaythern Sherman Trusts, which were signed on December 17, 2002.

The parties to the Company action against former officers have executed a stipulation of dismissal, which will dismiss the action with prejudice. The Company anticipates that the stipulation of dismissal will be filed by the Company’s counsel once the Stipulation has received final approval from the court hearing the private securities class action and the Company pays Mr. Kiser $230,000 as described above.

Additionally, the Company has signed mutual general releases with Messrs. Bailey and Clark, which, among other things, release the Company from all claims related to their employment and separation agreements and any rights they may have had regarding advancement or indemnification of attorney’s fees and other costs of defense. Mr. Bailey’s mutual release is conditioned upon the settlement of the private securities class action.

Patent Litigation

On August 8, 2002, Anaren Microwave, Inc. (“Anaren”) filed suit against the Company for infringement of U.S. Patent No. 4,821,007. On November 19, 2002, the Company was served with the complaint. Anaren has requested damages in an unspecified amount and attorneys’ fees, costs and expenses. The Company and its counsel are investigating Anaren’s allegations. The complaint does not specify which of Vari-L’s products is alleged to infringe the intellectual property of Anaren, nor the exact nature of the alleged infringement. However, Vari-L believes that Anaren’s claim is directed at Vari-L’s coupler product line. The coupler product line is a recent product line which has only accounted for approximately [$8,600] of gross sales as of the date of this proxy statement/prospectus. Vari-L and Anaren have entered into discussions regarding the possibility of Vari-L’s purchase of a license to the Anaren technology that Vari-L is alleged to have infringed. There can be no assurance that such an agreement will be executed. The Company believes that the outcome of this matter will not have a material adverse effect on its financial condition, results of operations or liquidity.

Other

The Company is a party to other legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these other matters will not have a material adverse effect on its financial condition, results of operations or liquidity.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

BALANCE SHEETS

(Unaudited)

(in thousands of dollars)

	December 31, 2002	June 30, 2002	June 30, 2001
Assets
Current assets:
Trade accounts receivable	$2,181	$2,550	$5,637
Inventories	2,432	2,491	3,640
Prepaid expenses and other current assets	19	137	—

Total current assets	4,632	5,178	9,277

Property and equipment, net	5,150	5,980	6,906
Intangible and other assets, net of accumulated amortization	261	312	259

Total assets	$10,043	$11,470	$16,442

Liabilities and Equity
Current liabilities:
Trade accounts payable	$1,419	$1,192	$1,446
Accrued compensation	262	319	454
Other accrued expenses	20	20	31

Total current liabilities	1,701	1,531	1,931
Equity in sale operations	8,342	9,939	14,511

Commitments and contingencies (note 6)
Total liabilities and equity	$10,043	$11,470	$16,442

See accompanying notes to financial statements.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of dollars)

	Six months ended December 31, 2002	Six months ended December 31, 2001	Year ended June 30, 2002	Year ended June 30, 2001
Net sales	$8,291	$11,283	$21,348	$41,377
Cost of goods sold	6,128	6,750	13,647	21,747

Gross profit	2,163	4,533	7,701	19,630

Operating expenses:
Selling	1,360	1,282	2,925	4,268
General and administrative	2,265	2,631	5,007	7,801
Research and development	1,568	1,308	2,669	4,021

Total operating expenses	5,193	5,221	10,601	16,090

Operating income (loss)	(3,030)	(688)	(2,900)	3,540
Total other income (expense)	(52)	(7)	12	(43)

Net income (loss)	$(3,082)	$(695)	$(2,888)	$3,497

See accompanying notes to financial statements.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

STATEMENTS OF EQUITY

(Unaudited)

(in thousands of dollars)

Balance, June 30, 2000	$15,319
Net activity with Vari-L	(4,305)
Net income	3,497

Balance June 30, 2001	14,511
Net activity with Vari-L	(1,684)
Net loss	(2,888)

Balance June 30, 2002	9,939
Net activity with Vari-L	1,485
Net loss	(3,082)

Balance December 31, 2002	$8,342

See accompanying notes to financial statements.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of dollars)

	Six months ended December 31, 2002	Six months ended December 31, 2001	Year ended June 30, 2002	Year ended June 30, 2001
Net income (loss)	$(3,082)	$(695)	$(2,888)	$3,497
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	924	901	1,812	1,593
Loss on disposal of assets	59	7	30	8
Changes in operating assets and liabilities:
Trade accounts receivable, net	369	1,513	3,087	192
Inventories, net	59	830	1,149	3,795
Prepaid expenses and other current assets	118	(30)	(137)	—
Trade accounts payable	227	(621)	(254)	(2,697)
Accrued compensation	(57)	(153)	(135)	(7)
Other accrued expenses and liabilities	—	—	(11)	(12)

Total adjustments	1,699	2,447	5,541	2,872

Cash provided by operating activities	(1,383)	1,752	2,653	6,369

Cash flows from investing activities:
Purchases of property and equipment	(127)	(442)	(943)	(2,034)
Proceeds from sale of equipment	23	59	59	25
Change in intangible and other assets	2	(35)	(85)	(55)

Cash used in investing activities	(102)	(418)	(969)	(2,064)

Cash flows from financing activities:
Net activity with Vari-L	1,485	(1,334)	(1,684)	(4,305)

Cash used in financing activities	1,485	(1,334)	(1,684)	(4,305)

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—

See accompanying notes to financial statements.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

(1)    Summary of Significant Accounting Policies

(a)  Description of Business

Vari-L Company, Inc. (“Vari-L”) was founded in 1953 and is a manufacturer of electronic components. The Vari-L designs, manufactures, and markets radio frequency and microwave signal source and processing components and other electronic devices used in the communications industry. Vari-L operates as a single business segment, and its products are sold to original equipment manufacturers of communication equipment who market their products in both commercial and military markets in the United States and internationally.

(b)  Basis of Presentation and Liquidity

On December 2, 2002, the Company entered into a definitive agreement (the “Asset Purchase Agreement”) to sell substantially all of the operating assets of Vari-L Company, Inc. (otherwise referred to as “Vari-L Sale Operations” or the “Company”) to Sirenza Microdevices, Inc. (“Sirenza”). The accompanying financial statements represent the financial position of Vari-L Sale Operations as of December 31, 2002, June 30, 2002 and 2001 and the results of its operations and cash flows for the six months ended December 31, 2002 and 2001 and the years ended June 30, 2002 and 2001. The operating assets being sold do not individually comprise a separate legal entity. Accordingly, the financial statements have been carved-out from the historical accounting records of Vari-L.

The accompanying financial statements have been prepared without audit. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the period ended June 30, 2002. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the six months ended December 31, 2002 and 2001 are not necessarily indicative of operating results that can be expected for the full year.

Certain assets and liabilities of Vari-L will not be acquired or assumed by Sirenza (the “Excluded Items”). Such significant Excluded Items include cash, lease obligations, notes payable, long-term obligations and employment contracts. For purposes of carving out and excluding the results of operations and financial position of the Excluded Items from the financial statements, management has estimated the expenses, assets and liabilities associated with each Excluded Item. Management believes the basis used for these estimates is reasonable. The results of operations for Vari-L Sale Operations are not necessarily indicative of future operating results or the results that would have occurred if Vari-L Sale Operations was a separate legal entity.

Cash requirements of Vari-L Sale Operations were provided directly by Vari-L and the cash generated by Vari-L Sale Operations was transferred to Vari-L through the equity in sale operations account. This account balance is not intended to be settled. Accordingly, the balances are included in equity and all net cash generated from operations, investing activities and financing activities have been included in Vari-L Sale Operations’ net activity with Vari-L in the combined statements of cash flows.

See Note 9 for a discussion regarding the liquidity of Vari-L and Vari-L Sale Operations.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

(c)  Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant assumptions inherent in the preparation of the accompanying financial statements include, but are not limited to, revenue recognition and allowances for doubtful accounts, the provision for excess and obsolete inventories, and commitments and contingencies. Actual results could differ from those estimates.

(d)  Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

(e)  Financial Instruments

Disclosures of fair value information about certain financial instruments is presented in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The carrying amounts of accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments.

(f)  Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. A provision is recorded to reduce excess and obsolete inventories to their estimated net realizable value. The provision for excess and obsolete inventory included in cost of goods sold was $215,000 and $122,000 for the six months ended December 31, 2002 and 2001, respectively, and $564,000 and $1,362,000 for the years ended June 30, 2002 and 2001, respectively.

(g)  Property and Equipment

Property and equipment are stated at cost. Plant and equipment under capital leases are recorded initially at the present value of the minimum lease payments. Depreciation and amortization of property and equipment is computed using the straight-line method over estimated useful lives of the respective assets, which range from 3 to 10 years.

Included in property and equipment are assets under capital leases of $165,000 at June 30, 2002 and 2001. Accumulated amortization of assets under capital leases was $137,000 and $85,000 at June 30, 2002 and 2001, respectively. Amortization of assets under capital leases is included in depreciation expense.

During the years ended June 30, 2002 and 2001, equipment was acquired under capital lease financing transactions in the amounts of $0 and $35,000, respectively.

(h)  Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

intangible assets with indefinite useful lives will no longer be amortized, but will instead be tested periodically for impairment. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed periodically for impairment.

Goodwill of $112,000 resulting from the acquisition of certain assets of Asvan Technologies, LLC, is recorded at cost and is included in other assets. In accordance with SFAS No. 142, the Company does not amortize goodwill.

Intangible assets, consisting of patents and trademarks, are recorded at cost and are included in other assets. Intangible assets of $338,000 and $368,000, net of accumulated amortization of $141,000 and $109,000 at June 30, 2002 and 2001, respectively, are being amortized on a straight-line basis over an estimated useful life of 10 years.

Management reviews goodwill and intangible assets for impairment at least annually. For the year ended June 30, 2002, management evaluated the recoverability of goodwill and intangible assets and recorded impairment charges of $30,000 related to patents no longer in use.

(i)  Income Taxes

Vari-L Sale Operations is not a separate tax paying entity. Accordingly, its results of operations have been included in tax returns filed by Vari-L. The accompanying financial statements include tax computations assuming Vari-L Sale Operations and Vari-L filed separate returns.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)  Research and Development and Advertising Costs

Research and development and advertising costs are expensed when incurred. Research and development expense for the years ended June 30, 2002 and 2001 totaled $2,669,000 and $4,286,000, respectively. This amount is comprised of product development expenses of $1,856,000 and $2,252,000, respectively, which are the design costs associated with customized products for customers and research expenses of $813,000 and $2,034,000, respectively, which are costs associated with the development of new product lines. Advertising costs were $220,000 and $230,000 for the years ended June 30, 2002 and 2001, respectively.

(k)  Long-Lived Assets

Management reviews long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l)  Revenue Recognition

Revenues are recognized at the time of shipment. Provisions are made for sales discounts and allowances at the time product sales are recognized.

(m)  Product Warranties and Returns

Product warranties and returns are provided for in the period the products are sold. The Company provides a one-year warranty on most of its products. As the majority of its products are built to customer specifications, the Company generally does not accept product returns. Historically, warranty expense and product returns have been insignificant.

(2)    Inventories

Inventories, net of allowances for excess and obsolete items, consist of the following (in thousands of dollars):

	December 31, 2002	June 30, 2002	June 30, 2001
Finished goods	$1,070	1,083	900
Work-in-process	520	394	740
Raw materials	2,339	3,536	4,423
Less allowances for excess and obsolete inventories	(1,497)	(2,522)	(2,423)

Net inventories	$2,432	2,491	3,640

(3)    Acquisitions

On January 25, 2002, the Company acquired certain assets of Asvan Technologies, LLC (“Asvan”) for approximately $313,000, including approximately $38,000 in direct costs of acquisition. The fair value of assets acquired was approximately $201,000, resulting in goodwill of approximately $112,000. The goodwill is expected to be fully deductible for tax purposes.

(4)    Income Taxes

Vari-L Sale Operations has recorded no provision or benefit for federal or state income taxes since a valuation allowance was provided for the income tax benefit of the net operating losses incurred during those periods.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

Income tax provision (benefit) attributable to net loss differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax loss as a result of the following (in thousands of dollars):

	Year ended June 30, 2002	Year ended June 30, 2001
Income tax expense (benefit) at federal statutory tax rate	$(1,011)	1,224
State income tax expense (benefit), net of federal tax effect	(87)	105
Change in the beginning of year balance of the valuation for deferred tax assets allocated to income tax expense	(225)	—
Officers’ life insurance	46	53
Non-deductible meals and entertainment expenses	8	11
Other	—	5
Increase in valuation allowance for net deferred tax assets included in unrecognized benefit	1,269	1,398

Actual income tax expense (benefit)	$—	—

Significant components of deferred tax balances were as follows (in thousands of dollars):

	June 30, 2002	June 30, 2001
Deferred tax assets:
Allowance for doubtful accounts recognized for financial reporting purposes	$50	106
Inventory reserve recognized for financial reporting purposes	959	923
Intangible assets, due to differences in amortization methods	21	16

	1,030	1,045
Less unrecognized benefit from Vari-L	(725)	(682)

Total deferred tax assets	$305	363

Deferred tax liabilities:
Property and equipment, due to differences in depreciation methods	$(305)	(363)

Total deferred tax liabilities	(305)	(363)

Net deferred tax assets (liabilities)	$—	—

Vari-L has net operating loss carryforwards for federal income tax purposes of approximately $34,228,000 at June 30, 2002, expiring through 2020, a portion of which is attributable to Vari-L Sale Operations for which no benefit has been recognized.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

(5)    Significant Customers

The Company’s products are sold to original equipment manufacturers of communications equipment, either in commercial or military markets. The following table shows the percentage of total revenues contributed by significant customers for the periods presented. A significant customer is defined as one contributing 10% or more of total revenues:

	Year ended June 30, 2002	Year ended June 30, 2001
Nokia	17.49%	25.0%
Motorola	16.71%	14.6%
ACAL Electronics (includes Siemens)	12.99%	12.7%

The following table shows the accounts receivable balance of the three most significant customers for the periods presented (in thousands of dollars):

	Year ended June 30, 2002	Year ended June 30, 2001
Nokia	$546	1,803
Motorola	255	225
ACAL Electronics (includes Siemens)	564	1,060

The Company performs credit evaluations of its customers but generally does not require collateral. Receivables due from foreign customers are generally insured by a private indemnity company; otherwise, letters of credit are required of foreign customers.

The Company produces and sells electronic components in four product lines. Net sales for each of the product lines for the years ended June 30, 2002 and 2001 were as follows (in thousands of dollars):

	Year ended June 30, 2002	Year ended June 30, 2001
Commercial Signal Source Components	$15,615	34,898
Hi-Rel Signal Source Components	3,651	2,809
Military Signal Processing Components	1,848	1,318
Other Products	234	2,352

Net Sales	$21,348	41,377

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

The Company attributes sales to customers based on the country to which the products are shipped. Net sales by country are as follows (in thousands of dollars):

	Year ended June 30, 2002	Year ended June 30, 2001
United States	$8,985	15,596
China	3,800	1,532
Finland	2,995	4,110
England	1,349	5,393
Sweden	1,321	1,527
Germany	1,147	4,731
Italy	462	4,788
Canada	109	1,540
Other	1,180	2,160

Net Sales	$21,348	41,377

(6)    Litigation, Commitments and Contingencies

Vari-L Sale Operations is a party to legal proceedings and claims in the ordinary course of business. Management of the Company believes that the outcome of these matters will not have a material adverse effect on its financial position, results of operations or liquidity.

Vari-L has been and continues to be a party to significant litigation that may impact Vari-L Sale Operations.

(7)    Fourth Quarter Transactions

During the quarter ended June 30, 2002, the Company sold inventories with a net book value of approximately $250,000 for $75,000. As a result, the Company recorded a charge to cost of goods sold for $175,000. Additionally, due to the continuing decline in the industry and weak demand of the commercial signal source products, the Company offered certain of their preferred customers’ price decreases which resulted in a $152,000 decrement in gross margin for the quarter ended June 30, 2002.

VARI-L SALE OPERATIONS

(comprised of components of Vari-L Company, Inc.’s Operations for Sale)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Unaudited)

December 31, 2002, June 30, 2002 and June 30, 2001

(8)    Quarterly Financial Information

The following is a summary of the unaudited quarterly financial information:

	Quarters Ended
	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
	(in thousands of dollars)
Net sales	$5,676	$5,607	$5,163	$4,902

Gross profit	2,146	2,322	1,928	1,305

Operating loss	(610)	(179)	(633)	(1,478)

Net loss	(619)	(177)	(648)	(1,444)

	Quarters Ended
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
	(in thousands of dollars)
Net sales	$11,495	$10,894	$10,000	$8,988

Gross profit	5,357	5,189	5,561	3,523

Operating income (loss)	1,510	1,280	1,225	(475)

Net income (loss)	1,530	1,262	1,219	(514)

See note 1 for basis of presentation.

(9)    Vari-L’s Default under the Sirenza Loan Facility

Based upon Vari-L Sale Operations operating results for the three month period ended December 31, 2002, Vari-L is in default of the Net Operating Loss covenant of the Loan Facility with Sirenza Microdevices, Inc. (“Sirenza”). The Net Operating Loss covenant is defined as net operating loss excluding costs such as restructuring, severance benefits, extraordinary non-cash charges and legal and accounting fees incurred in connection with the proposed transaction with Sirenza. The covenant requires that the Company’s cumulative net operating loss not exceed a specified amount in any rolling three-month period; the maximum permitted operating loss for the three month period ended December 31, 2002 was $1,585,000. During the three month period ended December 31, 2002, the Company’s net operating loss for such period as defined in the Loan Facility was $1,656,000. Additionally for the three month period ended February 28, 2003, Vari-L also defaulted on its three-month rolling Cash Used in Operations covenant. Under the terms of the Loan Facility with Sirenza, the default interest rate increased 5 percentage points from 25% to 30% effective January 1, 2003. Furthermore, Sirenza has the right to declare all amounts due on the loan immediately due and payable. At this time Sirenza has not taken any action to accelerate the loan, but has reserved the right to do so. If Sirenza were to elect to declare the loan due and payable in full, Vari-L would most likely be required to file for bankruptcy protection and would be unable to consummate the asset sale of Vari-L Sale Operations to Sirenza contemplated by the Asset Purchase Agreement dated December 2, 2002. Filing for bankruptcy protection could have a material adverse effect on Vari-L and Vari-L Sale Operations’ relationships with its customers, suppliers and employees. In the event that the asset sale does not close, even if the Loan Facility remains available, the Company may not have sufficient borrowing capacity to meet its obligations through June 30, 2003.

Annex A

ASSET PURCHASE AGREEMENT

By and Among

SIRENZA MICRODEVICES, INC.,

OLIN ACQUISITION CORPORATION

and

VARI-L COMPANY, INC.

December 2, 2002

A-i

(continued)

A-ii

(continued)

A-iii

EXHIBITS

Exhibit A	Form of Non-Competition Agreement
Exhibit B	Form of Support Agreement
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of Real Property Sublease

A-iv

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”), is made and entered into as of December 2, 2002, by and among Sirenza Microdevices, Inc., a Delaware corporation (“Parent”), Olin Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Buyer”), and Vari-L Company, Inc., a Colorado corporation (“Seller”).

RECITALS

A.    Parent and Buyer desire to cause Buyer to purchase from Seller, and Seller desires to sell to Buyer, the Acquired Assets (as defined below), in exchange for shares of the common stock of Parent, the assumption of certain specified Assumed Liabilities (as defined below) and the other consideration set forth below.

B.    Concurrently with the execution and delivery of this Agreement, as a material inducement to Parent and Buyer to enter into this Agreement, the Key Employees (as defined below) of Seller are entering into non-competition agreements substantially in the form attached hereto as Exhibit A (the “Non-Competition Agreements”) with Parent, each of which shall become effective as of the Closing Date (as defined below).

C.    Concurrently with the execution and delivery of this Agreement, as a material inducement to Parent and Buyer to enter into this Agreement, certain affiliate stockholders of Seller are executing and delivering stockholder support agreements (the “Support Agreements”), substantially in the form attached hereto as Exhibit B, to Buyer.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and mutual agreements set forth herein, and for other good and valuable consideration, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1    Capitalized Terms.    The following capitalized terms shall have the meanings set forth below:

(a)  “Accrued Vacation Pay” shall mean any accrued holiday, vacation and sick pay payable incurred by Seller included in account 2001-244 (Accrued Holiday/Vacation/Sick Pay) on the Seller Balance Sheet or Seller’s Books and Records to the extent such accrued holiday, vacation and sick pay has been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet.

(b)  “Acquired Assets” shall have the meaning set forth in Section 2.1.

(c)  “Actions or Proceedings” shall have the meaning set forth in Section 2.9(b).

(d)  “Agreement” means this Asset Purchase Agreement together with all exhibits and schedules hereto.

(e)  “Allocation” shall have the meaning set forth in Section 2.7.

(f)  “Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement by and between Buyer and Seller in substantially the form attached hereto as Exhibit C.

(g)  “Assumed Liabilities” shall have the meaning set forth in Section 2.2.

(h)  “Benefits Liabilities” means any and all claims, debts, liabilities, commitment and obligations, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever or however arising, including all costs and expenses relating thereto, and including those debts, liabilities and obligations arising under law, rule, regulation, permits, action or proceeding before any Governmental Entity, order or consent decree or any award of any arbitrator of any kind relating to any Employee Plan, International Employee Plan, Employment Agreement or otherwise to an Employee (other than Accrued Vacation Pay).

(i)  “Bill of Sale” shall mean the Bill of Sale to be delivered by Seller to Buyer at the Closing in the form attached hereto as Exhibit D.

(j)  “Books and Records” means all papers and records (in paper or electronic format) of the Seller or otherwise in Seller’s care, custody, or control relating to the Acquired Assets or the Business including, without limitation, all purchasing and sales records, customer and vendor lists, accounting and financial records, product documentation, product specifications, and marketing requirement documents.

(k)  “Business” means the design, manufacture and marketing of radio frequency and microwave components and devices for use in commercial and military/aerospace wireless communications applications, including wireless telecommunications networks, wireless base stations, wireless point-to-point radio systems, wireless point-to-multi-point radio systems, wireless local area networks, satellite payload, test equipment (instrumentation) and ground communications, radar systems, weapons guidance systems and advanced telemetry systems, in each case as conducted or proposed to be conducted by Seller.

(l)  “Cash Consideration” means the product of (i) the difference between (A) the Dollar Value and (B) the Loan Facility Indebtedness and (ii) 0.45.

(m)  “Closing” shall have the meaning set forth in Section 2.5.

(n)  “Closing Balance Sheet” shall mean the balance sheet of Seller as of the Closing Date, to be prepared pursuant to Section 2.6(b).

(o)  “Closing Date” shall have the meaning set forth in Section 2.5.

(p)  “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(q)  “Code” shall mean the Internal Revenue Code of 1986, as amended.

(r)  “Collateral Agreements” shall have the meaning set forth in Section 2.5.

(s)  “Conflict” means any event that would constitute a conflict, breach, violation or default (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit.

(t)  “Continuing Employees” shall have the meaning set forth in Section 5.9.

(u)  “Contract” means any mortgage, indenture, lease (including the Lease Agreements), sublease, contract, covenant or other agreement, instrument or commitment, permit, concession, franchise or license.

(v)  “Custom Products” means (i) those products of Seller listed on Schedule 1.1(v), which have been created or customized by Seller pursuant to specifications developed by or in collaboration with its customers and Distributors; (ii) those products under development by Seller listed on Schedule 1.1(v), which are being created or customized by Seller pursuant to specifications developed by or in collaboration with its customers and Distributors; and (iii) all documentation and training materials with respect to any of the items identified in clauses (i) and (ii) herein.

(w)  “Derivative Work” has the meaning ascribed to it under the United States Copyright Law, Title 17 U.S.C. Sec. 101 et. seq., as the same may be amended from time to time.

(x)  “Designated Amount” means $25,000.

(y)  “Designated Employees” means those employees of Seller listed on Schedule 1.1(y) hereto.

(z)  “Discontinued Product” means any product that has been sold by Seller which either (i) is listed on the “excess and obsolete” list kept by Seller as part of its Books and Records, or (ii) has not been shipped by Seller for commercial sale during the eighteen (18) months immediately preceding the date of this Agreement, including, without limitation, the products listed on Schedule 1.1(z).

(aa)  “Distributor” shall have the meaning set forth in Section 3.12.

(bb)  “DOL” shall mean the Department of Labor.

(cc)  “Dollar Value” shall mean (i) if the Net Asset Balance on the Preliminary Closing Balance Sheet exceeds the Net Asset Balance on the Reference Balance Sheet, the sum of $13,650,000 and the Dollar Value Adjustment and (ii) if the Net Asset Balance on the Preliminary Closing Balance Sheet is less than the Net Asset Balance on the Reference Balance Sheet, the difference between $13,650,000 and the Dollar Value Adjustment.

(dd)  “Dollar Value Adjustment” shall mean the magnitude of the difference between the Net Asset Balance on the Preliminary Closing Balance Sheet and the Net Asset Balance on the Reference Balance Sheet.

(ee)  “Employee” shall mean any current or former or retired employee, consultant or director of Seller or any ERISA Affiliate.

(ff)  “Employee Plan” means any plan, program, policy, practice, contract, agreement or other material arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including, without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by Seller for the benefit of any Designated Employee, or with respect to which Seller or any ERISA Affiliate has or may have any liability or obligation.

(gg)  “Employment Agreement” means each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or other agreement, contract or understanding between Seller or any affiliate and any Employee.

(hh)  “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ii)  “ERISA Affiliate” for purposes of Section 3.22 only shall mean any other person or entity under common control with Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

(jj)  “Excluded Assets” shall mean (A) all cash and cash equivalents of Seller as of the Closing, (B) all rights of Seller under this Agreement and the Collateral Agreements, (C) the insurance policies of Seller listed on Schedule 1.1(jj) and all rights of Seller thereunder including an aggregate of $305,529.69 of prepaid expenses associated therewith which are reflected on the Seller Balance Sheet or Seller’s Books and Records, (D) any security deposit relating to the Lease Agreements paid prior to the date of this Agreement and set forth on Schedule 1.1(jj), (E) an aggregate of $60,000 of retainers paid by Seller prior to the date of this Agreement to provide legal counsel for its directors and Employees which are reflected on the Seller Balance Sheet, (F) the leasehold interests represented by the Lease Agreements, (G) accounts receivable of Seller included in accounts 1100-120 (A/R Miscellaneous), 1100-130 (Travel Advances) and 1100-135 (Loan Fund) on the Seller Balance Sheet or Seller’s Books and Records to the extent such accounts receivable have been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet, (H) prepaid building rent and prepaid employee insurance expenses of Seller included in account 1300-100 (Prepaid Expenses) on the Seller Balance Sheet or Seller’s Books and Records to the extent such prepaid expenses have been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet, (I) any improvements, additions or alterations located in, on or about the Leased Real Property constructed by or on behalf of Seller or the owners or lessor of such Leased Real Property and any accumulated depreciation thereon included in accounts 1500-400 (Leasehold Improvements), 1510-400 (Accum Deprec – Leasehold Improvements) and 1520-400 (Leasehold Improvements), respectively, on the Seller Balance Sheet or Seller’s Books and Records to the extent such improvements, additions or alterations or accumulated depreciation thereon have been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet, and (J) deposits of Seller included in account 1600-100 (Deposits) on the Seller Balance Sheet or Seller’s Books and Records to the extent such deposits have been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet.

(kk)  “Excluded Contracts” shall mean the Contracts listed on Schedule 1.1(kk).

(ll)  “Excluded Liabilities” shall have the meaning set forth in Section 2.3.

(mm)  “FMLA” means the Family Medical Leave Act of 1993, as amended.

(nn)  “GAAP” means United States generally accepted accounting principles as of the date hereof.

(oo)  “Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

(pp)  “Indemnified Parties” shall have the meaning set forth in Section 7.2.

(qq)  “Indemnifying Party” shall have the meaning set forth in Section 7.3.

(rr)  “Independent Accounting Firm” shall have the meaning set forth in Section 2.6(b)(ii).

(ss)  “Intellectual Property Rights” means any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith: (i) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (collectively, “Patents”); (ii) all rights in inventions (whether patentable or not but which are not the subject of patents), invention disclosures and improvements, all trade secrets, proprietary information, know how and technology, in each case that derives independent economic value from not being generally known (collectively, “Trade Secrets”); (iii) all works of authorship, copyrights, mask works, copyright and mask work registrations and applications (collectively, “Copyrights”); (iv) all trade names, logos, trademarks and service marks, trademark and service mark registrations and applications (collectively, “Trademarks”) and all goodwill associated with any Trademark to the extent such goodwill is protectable under any applicable trademark laws or regulations; (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights in

Software and documentation; (vii) rights to Uniform Resource Locators, Web site addresses and domain names; and (viii) any similar, corresponding or equivalent rights to any of the foregoing.

(tt)  “International Employee Plan” means each Employee Plan that has been adopted or maintained by Seller or any ERISA Affiliate, whether informally or formally, or with respect to which Seller or any ERISA Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States.

(uu)  “IRS” shall mean the Internal Revenue Service.

(vv)  “Key Employee” shall have the meaning set forth in Schedule 1.1(vv).

(ww)  “Knowledge” shall mean the actual knowledge of a Person’s officers and directors, in each case after a reasonably comprehensive inquiry by such officers and directors into the accuracy of the representation that is so qualified and a reasonably diligent review of the documents and other materials in such Person’s possession or control.

(xx)  “Leased Real Property” shall have the meaning set forth in Section 3.10.

(yy)  “Liability Amounts” shall mean the U.S. dollar value of (i) all liabilities (other than Assumed Liabilities) owed by Seller to or claimed by each Seller Creditor, and (ii) all costs, expenses, working capital requirements and other amounts necessary to operate the Seller between the date of this Agreement and the date upon which the Liquidation is completed, including, without limitation, all wind-down costs, fees of accountants, attorneys and other service providers and all amounts payable to the SEC.

(zz)  “Lien” means, with respect to any asset or right, any mortgage, lien, pledge, charge, security interest, claim, equity encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, restriction on the creation of any of the foregoing, or encumbrance of any kind whatsoever, whether relating to such asset or right or profits therefrom.

(aaa)  “Loan Facility Indebtedness” shall mean the aggregate principal and interest amount of indebtedness incurred under the Loan Facility and assumed by Buyer pursuant to the Assignment and Assumption Agreement minus $1,353,862.

(bbb)  “Loss” and “Losses” shall have the meanings set forth in Section 7.2.

(ccc)  “Memorandum of Understanding” shall mean that certain Memorandum of Understanding dated October 3, 2002 by and among Seller and the law firms representing the lead plaintiffs in Rasner v. Vari-L Company, Inc., Civ. No. 00-S-1181, D. Colo.

(ddd)  “Multiemployer Plan” means any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(eee)  “Net Asset Balance” shall mean the excess of the aggregate amount of assets designated as “included” over the aggregate amount of liabilities designated as “included” as shown on the Reference Balance Sheet, the Preliminary Closing Balance Sheet or the Closing Balance Sheet, as applicable.

(fff)  “Object Code” means computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

(ggg)  “Offer Letter” shall have the meaning set forth in Section 5.9.

(hhh)  “Payable” shall mean any trade account payable incurred by Seller in the ordinary course of the Business and included in accounts 2001-100 (Accounts payable-trade), 2001-101 (Commissions Payable), 2001-102 (Accounts Payable Adjustment), 2001-103 (Unvouchered Payables), and 2001-233 (Sales & Use Tax Payable) on the Seller Balance Sheet or Seller’s Books and Records to the extent such trade account payable has been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet; provided, however, that the term “Payable” shall not include any and all fees and expenses incurred by Seller in connection with this Agreement and the transactions contemplated hereby.

(iii)  “Pension Plan” means each Seller Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(jjj)  “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group of any of the foregoing.

(kkk)  “Preliminary Closing Balance Sheet” shall have the meaning set forth in Section 2.6(a).

(lll)  “Products” means those products that have been shipped by Seller for commercial sale during the eighteen (18) months immediately preceding the date of this Agreement (or between the date of this Agreement and the Closing Date), including: (i) those Custom Products and other products listed on Schedule 1.1(lll); (ii) those products under development by Seller listed on Schedule 1.1(lll); (iii) Software embedded in any product identified in clauses (i) or (ii); and (iv) designs, packaging, displays, documentation and training materials with respect to any of the items identified in clauses (i) and (ii). Products do not include any Discontinued Products.

(mmm)  “PTO” means the United States Patent and Trademark Office.

(nnn)  “Real Property Subleases” shall mean those certain agreements with respect to each of the Lease Agreements in substantially the form attached hereto as Exhibit D executed and delivered by Buyer and Seller on the date of this Agreement, effective upon the Closing and pursuant to which Buyer shall agree to sublease Seller’s current office space at the current rental rates set forth therein until June 30, 2003.

(ooo)  “Reference Balance Sheet” shall mean the unaudited balance sheet of Seller as of September 30, 2002, a copy of which is set forth in Schedule 1.1(ooo).

(ppp)  “Registered Intellectual Property” means all United States, international and foreign: (i) Patents and Patent applications (including provisional applications); (ii) registered Trademarks and applications for Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) registered Copyrights and applications for Copyrights; (iv) domain name registrations; and (v) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Entity.

(qqq)  “Seller Creditors” shall mean all creditors of Seller or other persons having outstanding or anticipated claims against Seller.

(rrr)  “Seller’s Retained Environmental Liabilities” means any liability, obligation, judgment, penalty, fine, cost or expense, (including reasonable attorneys’ fees and environmental consultant costs) of any kind or nature, or the duty to indemnify, defend or reimburse any Person with respect to: (i) the presence on or before the Closing Date of any Hazardous Material in the soil, groundwater, surface water, air or building materials of any Business Facility, or Known to be migrating to a Business Facility as of the Closing Date (“Pre-Existing Contamination”); (ii) the migration at any time prior to or after the Closing Date of Pre-Existing Contamination to any other real property, or the soil, groundwater, surface water, air or building materials thereof; (iii) the exposure of any Person to Pre-Existing Contamination or to Hazardous Materials in the course of or as a consequence of any activities of the Business or the business of the Seller’s former subsidiaries, without regard to whether any health effect of the exposure has been manifested as of the Closing Date; (iv) the violation of any Environmental Laws by the Seller or Seller’s former subsidiaries or their agents, employees, predecessors in interest, contractors, invitees or licensees prior to the Closing Date or in connection with the operation of the Business or the business of the Seller’s former subsidiaries prior to the Closing Date; (vi) any actions or proceedings brought or threatened by any third party with respect to any of the foregoing; and (viii) any of the foregoing to the extent they continue after the Closing Date.

(sss)  “Seller Stock Plans” shall mean the Amended and Restated Tandem Stock Option and Stock Appreciation Rights Plan of Seller and the Stock Grant Plan of Seller, each effective as of January 1, 2002, and the Employee Stock Purchase Plan of Seller, effective as of November 30, 2001.

(ttt)  “Software” means any and all computer software and code, including assemblers, applets, compilers, Source Code, Object Code, data (including image and sound data), development tools, design tools and user interfaces, in any form or format, however fixed. Software shall include Source Code listings and documentation.

(uuu)  “Source Code” means computer software code, which may be printed out or displayed in human readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

(vvv)  “Specifications” means, with respect to any Custom Product, the specifications for the Custom Product that are or were provided to Seller by the customer for that Custom Product.

(www)  “Stock Consideration” means that number of shares (rounded to the nearest whole number) of Parent’s common stock equal to (i) the product of (A) the difference between (x) the Dollar Value and (y) the Loan Facility Indebtedness and (B) 0.55 divided by (ii) $1.44.

(xxx)  “Tangible Assets” means the tangible assets (including Products (but with respect to Custom Products, solely to the extent such tangible assets are owned by Seller) and Technology and excluding the leasehold interests represented by the Lease Agreements) included with the Acquired Assets, including the tangible assets listed on Schedule 1.1(xxx).

(yyy)  “Tax” and “Taxes” shall have the meanings set forth in Section 3.16(a).

(zzz)  “Technology” means all tangible copies and embodiments in any media of technology, technical and business information and Intellectual Property Rights, including all tangible embodiments of, or materials describing or disclosing, technical or business data, concepts, all know-how, show-how, techniques, Trade Secrets, inventions (whether patentable or unpatentable), algorithms, formulae, processes, routines, databases or works of authorship.

(aaaa)  “Third Party Technology” means any Technology or Intellectual Property Rights of a third party or in the public domain, including open source, public source or freeware Technology or any modification or Derivative Work thereof, incorporated into, integrated or bundled with any Technology or Intellectual Property Rights that has been used or otherwise exploited by Seller for or in connection with the Acquired Assets.

(bbbb)  “Transferred Contracts” means those Contracts listed on Schedule 1.1(bbbb) and all Supplemental Transferred Contracts (as defined in Section 5.28).

(cccc)  “Transferred Intellectual Property Rights” means (i) all Intellectual Property Rights owned by Seller that are (A) embodied by, or which would be infringed by the making, using, offering for sale, selling, importing, copying, modifying, distributing or other exploitation of, the Products or the Transferred Technology or (B) used in the operation of the Business as currently conducted by Seller; (ii) the Transferred Trademarks; and (iii) Intellectual Property Rights owned by Seller that are necessary for the operation of the Business by Buyer after the Closing.

(dddd)  “Transferred Technology” means all Technology owned by Seller, including (i) the Technology constituting the Products, solely to the extent owned by Seller; (ii) any Technology constituting the Web Content; and (iii) any other Technology listed on Schedule 1.1(dddd). To the extent that any Software constitutes Transferred Technology, all versions and releases of such Software, in both Source Code and Object Code form, shall be included as Transferred Technology.

(eeee)  “Transferred Trademarks” means all registered and common law Trademarks of Seller in any jurisdiction in the world, including the Product names and the Trademarks listed on Schedule 1.1(eeee).

(ffff)  “Warranty Reserve” shall mean the warranty reserve accrued by Seller included in account 2001-275 (Warranty Reserve) on the Seller Balance Sheet or Seller’s Books and Records to the extent such warranty reserve has been included therein in conformity with GAAP applied on a basis consistent with the Reference Balance Sheet.

(gggg)  “Web Content” means all content solely owned by Seller related to the Products displayed or available on Seller’s world wide web site located at Uniform Resource Locator http://www.vari-l.com, including the content and materials listed on Schedule 1.1(gggg), but not including any Technology or other embodiments of Intellectual Property Rights of any third party incorporated or otherwise included in such content or materials.

1.2    Construction.

(a)  For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b)  Any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c)  As used in this Agreement, the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d)  Except as otherwise indicated, all references in this Agreement to “Articles,” “Schedules,” “Sections” and “Exhibits” are intended to refer to Articles, Schedules, Sections and Exhibits to this Agreement.

(e)  The headings in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement, and will not be referred to in connection with the construction or interpretation of this Agreement.

ARTICLE 2

PURCHASE AND SALE

2.1    Purchase and Sale of Assets.    On the Closing Date and subject to the terms and conditions set forth in this Agreement, Seller shall cause to be sold, assigned, transferred, conveyed and delivered to Buyer good and valid title to the Acquired Assets (as defined below), free and clear of any Liens, on the terms and subject to the conditions set forth in this Agreement. For purposes of this Agreement, the term “Acquired Assets” shall mean and include all of the properties, rights, interests and other tangible and intangible assets (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any such assets acquired by Seller between the date hereof and the Closing, that constitute or that are used in or needed for the conduct of the Business (as defined herein) as of the date of this Agreement or as of the Closing Date; provided, however, that the Acquired Assets shall not include any Excluded Assets. Without limiting the generality of the foregoing, the Acquired Assets shall include, but not be limited to, the following (to the extent not included in the Excluded Assets):

(a)  the Tangible Assets of Seller, including all tangible personal property and equipment owned or leased by Seller (and including any equipment that may be installed or affixed to the Leased Real Property);

(b)  the Transferred Intellectual Property Rights (other than the Transferred Trademarks);

(c)  the Transferred Trademarks and all goodwill appurtenant thereto;

(d)  the Transferred Technology;

(e)  all rights of Seller under the Transferred Contracts;

(f)  the Books and Records;

(g)  all supplies, packaging materials, brochures, user manuals, graphics, and artwork (in each case, in paper and electronic format) and UPC codes relating to the Products (but with respect to the Custom Products, only to the extent such items are owned by Seller);

(h)  all Web Content;

(i)  any other assets, tangible or intangible, or rights of Seller;

(j)  to the extent assignable under any applicable laws, all rights to recover past, present and future damages for the breach, infringement or misappropriation, as the case may be, of any of the foregoing, and all claims and causes of action against third parties related to the Business;

(k)  all goodwill associated with the Acquired Assets or the Business;

(l)  all accounts receivable of, and securities, notes and other evidences of indebtedness owing to, the Seller existing as of the Closing Date;

(m)  the corporate name “Vari-L Company, Inc.” and all rights thereto and goodwill associated therewith; and

(n)  all prepaid rentals, prepaid expenses, claims, deposits, refunds, rights of recovery or setoff, rights of recoupment, franchises, permits, licenses, orders, registrations, certificates and variances obtained by the Company from Governmental Entities or other third parties.

2.2    Assumed Liabilities.

(a)  At the Closing, Buyer will assume and Parent hereby unconditionally guarantees the performance and fulfillment of Buyer with respect to the following, and only the following, obligations of Seller (collectively, the “Assumed Liabilities”), by delivering to Seller the Assignment and Assumption Agreement, duly executed by Buyer:

(i)  Obligations under the Transferred Contracts.    The obligations of Seller under the Transferred Contracts, in each case solely to the extent such obligations arise from and after the Closing Date;

(ii)  Certain Product Liabilities.    Liabilities of Seller for any warranty claims, product liability claims and intellectual property infringement claims resulting from the manufacture, use or sale of the Products by Seller prior to the Closing Date; provided, however, that Buyer shall not be deemed hereby to have assumed any environmental liability, including any liability related to any matter described in Section 3.23 hereof; and provided, further, that Buyer shall not assume any liability arising from the manufacture, use or sale by Seller of any Discontinued Product;

(iii)  Outstanding Bridge Debt.    The repayment obligations of Seller with respect to any principal and interest amounts owed to Parent pursuant to that certain Loan Agreement dated October 7, 2002, by and between Parent and Seller (the “Loan Facility”) which remain outstanding as of the Closing Date; and

(iv)  Certain Additional Liabilities.    Any Payables, Accrued Vacation Pay or Warranty Reserve outstanding on the Closing Date.

(b)  Notwithstanding anything to the contrary contained in subsection (a) above, the assumption by Buyer of the Assumed Liabilities shall in no way relieve Seller of any duty under Article 7 hereof to indemnify any Indemnified Party for any Loss arising from a breach of any representation, warranty or covenant of Seller contained in this Agreement or any instrument or certificate delivered pursuant hereto.

2.3    Excluded Liabilities.    Except for the Assumed Liabilities specifically set forth in Section 2.2 above, Buyer shall not assume or otherwise become responsible for, and the Assumed Liabilities expressly exclude, any debt, liability, duty or obligation, whether known or unknown, fixed or contingent, of Seller including any Benefits Liabilities and liabilities or obligations related to the Acquired Assets or the Business which are outstanding or unpaid as of the date hereof (the “Excluded Liabilities”). Without limiting the foregoing, the term “Excluded Liabilities” shall include all liabilities, including any liabilities for Taxes, arising from or related to: (i) Seller’s operations, whenever arising or incurred, or Seller’s ownership of the Products and Acquired Assets through the Closing Date; (ii) Seller’s termination of any Contracts relating to the Business or otherwise; (iii) any Designated Employee hired by Buyer that accrues or arises as of or prior to the Closing Date (other than Accrued Vacation Pay and the obligations of Parent pursuant to Parent’s written offers of employment referenced in Section 5.9), or any of Seller’s other agents, consultants, independent contractors, employees or former employees, whenever arising, in each case including WARN Act, change of control, workers’ compensation, severance, salary, bonuses, COBRA benefits or other benefits or payments due under any Employee Plan, whether or not any such employees shall accept employment with Buyer in connection with the transactions contemplated hereby; (iv) any Benefits Liabilities; (v) any litigation matter or threat thereof arising on or prior to the Closing Date involving Seller and any current or former customer, lessor, shareholder, officer, employee, consultant, director or affiliate thereof, including Rasner v. Vari-L Company, Inc., Civ. No. 00-S-1181, D. Colo., and all claims, disputes and causes of action among Seller and Joseph H. Kiser, JC Enterprises, David G. Sherman, Jon C. Clark and Derek L. Bailey, (vi) any indemnification obligation of Seller to any affiliate or third party (other than indemnification obligations set forth in the Transferred Contracts), (vii) any real estate lease or equipment lease, including the Lease Agreements, other than as contemplated under the Real Property Subleases, (viii) Seller’s Retained Environmental Liabilities, (ix) any guaranty or insurance policy of any type, including any life or health insurance or key man insurance policies on Joseph Kiser or any other Person, (x) any sales, use and other transfer taxes, including any taxes arising from the transactions contemplated hereby (except as otherwise provided in Section 2.8 hereof), (xi) any and all fees and expenses incurred by Seller in connection with this Agreement and the transactions contemplated hereby, (xii) any Tax liabilities incurred by Seller prior to the Closing, (xiii) the Asvan Payment (as defined in Section 5.27 hereof), or (xiv) the shareholder derivative action (Case No. 00-CV-6001) filed, purportedly on behalf of the Seller, in District Court, City and County of Denver against Joseph Kiser, David Sherman, Jon Clark, Derek Bailey, Sarah Booher, David Lisowski, Anthony Petrelli, Jae Shim and the Seller, the appeal filed by the derivative plaintiff with the Colorado Court of Appeals with respect to same (Case No. 02-CA-1901) or any related proceeding.

2.4    Consideration.    As consideration for the sale of the Acquired Assets to the Buyer, in addition to the assumption by Buyer of the Assumed Liabilities, Parent and Buyer shall deliver the following items at the Closing (collectively, the “Purchase Price”):

(a)  Stock Consideration.    At the Closing, Parent and Buyer shall cause to be issued to Seller one or more duly authorized and issued certificates representing (in the aggregate) the number of whole shares of Parent’s common stock equal to the Stock Consideration; and

(b)  Cash Consideration.    At the Closing, Parent and Buyer shall cause to be paid to Seller the Cash Consideration.

Notwithstanding any provision of this Agreement to the contrary, in no case shall the number of shares of Parent common stock comprising the Stock Consideration exceed the number of shares of Parent common stock that constitutes 19.9% of the outstanding common stock of Parent as measured immediately prior to the Closing. In the event that the Stock Consideration otherwise issuable hereunder would violate the prohibition contained in the immediately preceding sentence, then at the Closing, notwithstanding any provision of this Agreement to the contrary, (A) the number of shares of Parent common stock constituting the Stock Consideration shall be reduced to an amount equal to 19.9% of the outstanding common stock of Parent as measured immediately prior to the Closing, and (B) the Cash Consideration shall be increased by an amount of cash equal to (x) the number of shares of Parent common stock by which the Stock Consideration has been so reduced multiplied by (y) $1.44.

2.5    Closing.

(a)  The closing of the transactions contemplated by this Agreement and the Collateral Agreements (the “Closing”) will take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Palo Alto, California commencing at 10:00 a.m., local time, three (3) business days following the satisfaction or written waiver of the last of the conditions of Closing as set forth in Article 6 hereof, or on such other date as the parties may mutually determine (the “Closing Date”).

(b)  At the Closing, without limiting any of the conditions to Closing contained in Article 6:

(i)  the Seller and the Buyer shall each execute and deliver the Assignment and Assumption Agreement;

(ii)  the Seller shall execute and deliver to the Buyer the Bill of Sale;

(iii)  the Seller shall execute and deliver or cause to be executed and delivered to the Buyer (A) written assignments of the Transferred Intellectual Property Rights in forms reasonably acceptable to Buyer and otherwise suitable for filing in all relevant jurisdictions, (B) such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably acceptable to Buyer’s counsel, as Buyer may reasonably request in order to effectively vest in Buyer good and valid title in and to the Acquired Assets, and (C) the Real Property Subleases (collectively with the Support Agreements, the Assignment and Assumption Agreement and the Bill of Sale, the “Collateral Agreements”);

(iv)  the Seller shall deliver to Buyer or Buyer’s designee, at such location as Buyer may specify, the Tangible Assets and the Technology included in the Acquired Assets (without limiting the foregoing, all Software included in the Acquired Assets shall be delivered electronically at Buyer’s request);

(v)  the Buyer shall pay the Seller the Cash Consideration;

(vi)  the Buyer and Parent shall cause to be issued to the Seller the Stock Consideration; and

(vii)  the Seller shall deliver to the Buyer any and all certificates required to be delivered pursuant to Article 6, to the extent not previously delivered.

2.6    Adjustment of Purchase Price.    The Purchase Price shall be subject to adjustment as specified in this Section 2.6:

(a)  Preliminary Closing Balance Sheet.    As promptly as practicable following the fifth business day after the last day of the calendar month preceding the month in which the Closing is expected to occur (the “Preceding Month”), and, provided that the anticipated Closing date is at least five (5) business days after the last day of the Preceding Month, not less than five business days prior to the anticipated Closing Date, Seller shall deliver to Buyer a balance sheet that fairly presents the financial position of Seller as of the last day of the calendar month preceding the month in which the Closing is expected to occur in conformity with GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet and includes designations of “included” and “excluded” assets and liabilities on a basis consistent with the designations set forth in the Reference Balance Sheet. Such balance sheet as of the last day of the calendar month preceding the month in which the Closing actually occurs shall be the “Preliminary Closing Balance Sheet.”

(b)  Closing Balance Sheet.    Within fifteen business days following the Closing Date, Seller shall deliver to Buyer the Closing Balance Sheet. The Closing Balance Sheet shall fairly present the financial position of Seller at the Closing Date in conformity with GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet and shall include designations of “included” and “excluded” assets and liabilities on a basis consistent with the designations set forth in the Reference Balance Sheet.

(c)  Disputes.    (i) Subject to clause (ii) of this Section 2.6(c), the Closing Balance Sheet delivered by Seller to Buyer shall be deemed to be and shall be conclusive, final and binding on the parties hereto.

(ii)  Buyer may dispute any amounts reflected on the Closing Balance Sheet to the extent the net effect of such disputed amounts in the aggregate would affect the Net Asset Balance reflected on the Closing Balance Sheet by more than the Designated Amount, but only on the basis that the amounts reflected on the Closing Balance Sheet were not arrived at in accordance with GAAP applied on a basis consistent with the preparation of the Reference Balance Sheet; provided, however, that Buyer shall have notified Seller in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within ten (10) business days of Seller’s delivery of the Closing Balance Sheet to Buyer. In the event of such a dispute, Seller and Buyer shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be conclusive, final and binding on the parties hereto. If any such resolution by Buyer and Seller leaves in dispute amounts and/or designations the net effect of which in the aggregate would not affect the Net Asset Balance reflected on the Closing Balance Sheet by more than the Designated Amount, all such amounts and/or designations remaining in dispute shall then be deemed to have been resolved in favor of the Closing Balance Sheet delivered by Seller to Buyer. If Seller and Buyer are unable to reach a resolution with such effect within twenty (20) business days after receipt by Seller of Buyer’s written notice of dispute, Seller and Buyer shall submit the items and/or designations remaining in dispute for resolution to PricewaterhouseCoopers (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of Seller and Buyer, to another independent accounting firm of international reputation mutually acceptable to Buyer and Seller) (either PricewaterhouseCoopers or such other accounting firm being referred to herein as the “Independent Accounting Firm”), which shall, within thirty (30) business days after such submission, provide a draft report to Buyer and Seller that sets forth its determination of the disputed items and/or designations. Buyer and Seller shall have ten (10) business days to review and provide comments to the Independent Accounting Firm on the draft report, after which the Independent Accounting Firm shall provide to Buyer and Seller its final report setting forth its determination of the disputed items and/or designations, which report shall be conclusive, final and binding on the parties hereto. The fees and disbursements of the Independent Accounting Firm shall be allocated between Seller and Buyer in the same proportion that the aggregate amount of such remaining disputed items and/or designations so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items and/or designations so submitted.

(iii)  In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(iv) No adjustment to the Purchase Price pursuant to Section 2.6(d) shall be made with respect to amounts and/or designations disputed by Buyer pursuant to this Section 2.6(c), unless the net effect of the amounts and/or designations successfully disputed by Buyer in the aggregate is to increase the Net Asset Balance reflected on the Closing Balance Sheet by at least the Designated Amount, in which case such adjustment shall be made in an amount equal to the Designated Amount plus any excess over the Designated Amount.

(d)  Purchase Price Adjustment.    The Closing Balance Sheet shall be deemed final for the purposes of this Section 2.6 upon the earlier of (A) the failure of Buyer to notify Seller of a dispute within ten (10) business days of Seller’s delivery of the Closing Balance Sheet to Buyer, (B) the resolution of all disputes, pursuant to Section 2.6(c)(ii), by Buyer and Seller and (C) the resolution of all disputes, pursuant to Section 2.6(c)(ii), by the Independent Accounting Firm. Subject to the limitation set forth in Section 2.6(c)(iv), within three (3) business days of the Closing Balance Sheet being deemed final, a Purchase Price adjustment shall be made as follows:

(i)  in the event that the Net Asset Balance reflected on the Preliminary Closing Balance Sheet exceeds the Net Asset Balance reflected on the Closing Balance Sheet by at least the Designated Amount, then the Purchase Price shall be adjusted downward in an amount equal to the Designated Amount plus such excess over the Designated Amount, and the Seller shall, within three (3) business days of such determination, pay such amount to Buyer (i) in cash if such amount is not more than $100,000 or (ii) a combination of forty-five percent (45%) in cash and fifty-five percent (55%) in Parent’s common stock (valued for such purpose at $1.44 per share) if such amount exceeds $100,000; and

(ii)  in the event that the Net Asset Balance reflected on the Closing Balance Sheet exceeds the Net Asset Balance reflected on the Preliminary Closing Balance Sheet by at least the Designated Amount, then the Purchase Price shall be adjusted upward in an amount equal to the Designated Amount plus such excess over the Designated Amount and Buyer shall, within three (3) business days of such determination, pay the amount of such to Seller (i) in cash if such amount is not more than $100,000 or (ii) a combination of forty-five percent (45%) in cash and fifty-five percent (55%) in Parent’s common stock (valued for such purpose at $1.44 per share) if such amount exceeds $100,000; provided that, in no event shall the number of shares of Parent’s common stock issued pursuant to this Section 2.6(d)(ii), when aggregated with the Stock Consideration, exceed 19.9% of the number of shares of Parent’s common stock issued and outstanding immediately prior to such issuance.

2.7    Allocation of Consideration.    Within a reasonable period after the Closing, Buyer shall deliver to Seller a statement setting forth Buyer’s determination of the manner in which the consideration referred to in Section 2.4 (and any other amount required for federal income tax purposes to be included in the determination of the purchase price) is to be allocated among the Acquired Assets (the “Allocation”). The Allocation shall be consistent with the provisions of Section 1060 of the Code and the Treasury Regulations thereunder. The Allocation shall be subject to review and approval by Seller, which approval shall not be unreasonably withheld. The Allocation prescribed by such statement shall be conclusive and binding upon the parties for all purposes (including IRS Form 8594). Seller shall not file any Tax return or other document with, or make any statement or declaration to, any Governmental Entity that is inconsistent with the Allocation.

2.8    Transfer Taxes.    Buyer and Seller shall each be responsible for fifty percent (50%) of the aggregate amount of any sales, use, excise or similar transfer Taxes that may be payable in connection with the sale or purchase of the Acquired Assets hereunder; provided, however, that in no event shall Buyer’s aggregate liability pursuant to this Section exceed $100,000. The parties hereto shall cooperate with each other and use their reasonable best efforts to minimize the transfer Taxes attributable to the sale of the Acquired Assets.

2.9    Further Assurances; Post-Closing Cooperation.

(a)  At any time or from time to time after the Closing, at Buyer’s request and without any further consideration, Seller shall: (i) execute and deliver to Buyer such other instruments of sale, transfer, conveyance, assignment and confirmation; (ii) provide such materials and information; and (iii) take such other actions, as Buyer may reasonably deem necessary or desirable in order more effectively to transfer, convey and assign to Buyer, to confirm Buyer’s title to, all of the Acquired Assets, and, to the full extent permitted by law, to put Buyer in actual possession and operating control of the Acquired Assets and to assist Buyer in exercising all rights with respect thereto, and otherwise to cause Seller to fulfill its obligations under this Agreement and the Collateral Agreements.

(b)  Effective on the Closing Date, Seller hereby constitutes and appoints Buyer the true and lawful attorney of Seller, with full power of substitution, in the name of Seller, but on behalf of and for the benefit of Buyer: (i) to demand and receive from time to time any and all of the Acquired Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; (ii) to institute, prosecute, compromise and settle any and all actions, suits, proceedings, arbitrations, or governmental or regulatory investigations or audits (“Actions or Proceedings”) that Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Acquired Assets; (iii) to defend or compromise any or all Actions or Proceedings in respect of any of the Acquired Assets; and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as Buyer shall deem desirable. Seller hereby acknowledges that the power of attorney hereby granted is coupled with an interest and is not and shall not be revocable by Seller in any manner or for any reason and shall survive Seller’s insolvency, liquidation or dissolution.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule delivered to Buyer on the date hereof (the “Seller Disclosure Schedule”) which disclosure shall provide an exception to or otherwise qualify the representations and warranties of Seller specifically referenced in such disclosure, as well as such other representations and warranties of Seller set forth herein where the applicability of such disclosure is reasonably apparent on its face, Seller hereby represents and warrants to Parent and Buyer as of the date of this Agreement and as of the Closing Date, as though made on the Closing Date, as follows:

3.1    Organization of Seller; Books and Records.

(a)  Seller has no subsidiaries.

(b)  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c)  Seller is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification except where the failure to so qualify would not have a Material Adverse Effect on Seller. As used in this Agreement, “Material Adverse

Effect on Seller” shall mean any change, effect or circumstance of or relating to Seller, the Business or the Acquired Assets that (i) has been or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, condition (financial or other) or results of operations of the Seller, the Business or the Acquired Assets, taken as a whole, or (ii) would reasonably be expected to prevent the consummation of the transactions contemplated hereby, provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect on Seller: (i) any failure on the part of Seller to meet, or any revision by Seller to, estimates, predictions, projections or forecasts (but not the underlying causes of such failure or revision), (ii) any adverse change demonstrated by Seller to be directly caused by (A) the pendency of the transactions contemplated by this Agreement, the Loan Facility or the shared services agreement to be negotiated and entered into by the parties (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenue or net income or disruption of business relationships demonstrated by Seller to be directly so caused); (B) conditions generally affecting the radio frequency and microwave components manufacturing industry, the United States economy or financial markets or any foreign economy or financial markets in any location where Seller has material operations or sales, which conditions do not uniquely or disproportionately affect Seller; (C) the fact (in and of itself) that Seller has taken any action which was previously approved or consented to by Parent and/or Buyer in writing; or (D) any material breach of this Agreement (or any other agreement between Seller and Parent or Buyer) by Parent or Buyer; or (iii) a reduction in the trading price or volume of Seller’s common stock.

(d)  Seller has delivered or made available to Buyer a true and correct copy of the articles of incorporation and bylaws of Seller and similar governing instruments, each as amended to date (collectively, the “Seller Charter Documents”), and each such instrument is in full force and effect. Seller is not in violation of any of the provisions of Seller Charter Documents. Seller has delivered or made available to Buyer all proposed or considered amendments to the Seller Charter Documents.

(e)  Seller has delivered or made available to Buyer accurate and complete copies of the final minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders and board of directors of Seller and all committees thereof. There have been no meetings or other proceedings of the stockholders or boards of directors of Seller or any committee thereof that are not fully reflected in such final minutes or other records. Except as disclosed on Section 3.1 of the Seller Disclosure Schedule, the Books and Records, including the books of account, stock records, minute books and other records of Seller, are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with sound and prudent business practices and, to the extent applicable, the requirements of Section 13(b)(2) of the Exchange Act, including the maintenance of an adequate system of internal controls.

3.2    Authority.    Seller has all requisite corporate power and authority to enter into this Agreement and the Collateral Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Collateral Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller, and, except for approval by the stockholders of Seller, no further action is required on the part of Seller or any of its stockholders to authorize the Agreement and the Collateral Agreements and the transactions contemplated hereby. A vote of the holders of a majority of the outstanding shares of Seller’s common stock is sufficient for Seller’s stockholders to approve and adopt this Agreement and approve the transactions contemplated hereby, the Name Change (as defined in Section 5.24) and the Liquidation (as defined in Section 5.16(a)). This Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby have been unanimously approved by the Board of Directors of Seller. This Agreement and the Support Agreements have been, and the other Collateral Agreements when executed and delivered will be, duly executed and delivered by Seller and, assuming the due authorization and delivery by Parent and Buyer (as applicable) constitute (in the case of this Agreement and the Support Agreements) or will constitute (in the case of the other Collateral Agreements) valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to other equitable remedies.

3.3    No Conflict.    The execution and delivery of this Agreement by Seller does not, and the execution and delivery of the Collateral Agreements by Seller and the performance of this Agreement and the Collateral Agreements by Seller will not, (i) Conflict with or violate the Seller Charter Documents, (ii) subject to obtaining the approval and adoption of this Agreement by Seller’s stockholders as contemplated in Section 5.16, Conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Seller or by which Seller or any of its assets or properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Seller’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Lien on any of the material properties or assets of Seller pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease (including the Lease Agreements), license, permit, franchise, concession, or other instrument or obligation to which Seller is a party or by which Seller or its assets or properties are bound or affected.

3.4    SEC Filings; Seller Financial Statements.

(a)  Seller has made available to Parent and Buyer (through reference to documents filed by EDGAR or otherwise) accurate and complete copies of all reports or registration statements filed by it with the U.S. Securities and Exchange Commission (“SEC”) on or after September 26, 2001, all in the form so filed (as amended to date, the “Seller SEC Reports”). As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the filing date of such amending or superseding filing), the Seller SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Seller SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a Seller SEC Report filed prior to the date of this Agreement (a “Prior Seller SEC Report”).

(b)  Each of the financial statements (including, in each case, any related notes thereto) contained in Seller SEC Reports (the “Seller Financials”), including each Seller SEC Report filed after the date hereof until the Closing, as of their respective filing dates, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the financial position of Seller as at the respective dates thereof and the results of Seller’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Seller contained in Seller’s Form 10-Q for the quarter ended September 30, 2002 as filed with the SEC is hereinafter referred to as the “Seller Balance Sheet.”

(c)  Except as disclosed in the Seller Balance Sheet, Seller has no liabilities (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Seller taken as a whole, except for liabilities incurred since the date of Seller Balance Sheet in the ordinary course of business consistent with past practices that are not, individually or in the aggregate, material to Seller and liabilities incurred pursuant to this Agreement.

(d)  Seller has heretofore furnished to Buyer a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Seller with the SEC pursuant to the Securities Act or the Exchange Act.

3.5    Transferred Contracts.    As of the date hereof, except for Excluded Contracts, the Contracts listed on Schedule 1.1(bbbb) are all of the Contracts between Seller and any third party. Except for copies of purchase orders entered into by Seller in the ordinary course of business and consistent with past practices that have not been provided to Buyer, true and complete copies of all Contracts listed on Schedule 1.1(bbbb) (including all amendments, schedules and exhibits thereto) have been delivered to Buyer. Each Transferred Contract or Lease Agreement is in full force and effect and Seller is not in breach thereof, nor to Seller’s Knowledge is any party obligated to Seller pursuant to any such Transferred Contract or Lease Agreement in breach thereof. Seller has neither breached, violated nor defaulted under, nor received notice that Seller has breached, violated or defaulted under, any of the terms or conditions of any Transferred Contract or Lease Agreement. Seller has obtained, or will obtain prior to the Closing, all necessary consents, waivers and approvals of parties to any Transferred Contract or Lease Agreement as are required thereunder in connection with the Closing, or for any such Transferred Contract or Lease Agreement to remain in full force and effect without limitation, modification or alteration after the Closing. Following the Closing, Buyer will be permitted to exercise all of the rights Seller had under the Transferred Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Seller would otherwise be required to pay pursuant to the terms of such Transferred Contracts had the transactions contemplated by this Agreement and the Collateral Agreements not occurred. Seller has not received any notice regarding any actual, alleged, possible or potential violation or breach of, or default under, any Transferred Contract or Lease Agreement. Seller has not waived any right under any Transferred Contract. To the Knowledge of Seller, each Person against whom Seller has or may acquire any rights under any Transferred Contract is able to satisfy all of such Person’s current and future monetary obligations and other obligations and liabilities thereunder. No Person is renegotiating, or has the right to renegotiate, any amount paid or payable to Seller or owed by Seller under any Transferred Contract or Lease Agreement or any other term or provision of any Transferred Contract or Lease Agreement. Seller has not guaranteed or otherwise agreed to cause, insure or become liable for, nor pledged any of its assets to secure, the performance or payment of any obligation or other liability of any other Person.

3.6    Consents; Capitalization.    No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any third party (“Consents”), including a party to any Contract with Seller, is required by or with respect to Seller in connection with the execution and delivery of this Agreement and the Collateral Agreements or the consummation of the transactions contemplated hereby and thereby, except for (a) the filing of the Proxy Statement (as defined in Section 5.15) with the SEC in accordance with the Exchange Act, (b) the approval of the Seller Stockholders solicited thereby, (c) the Consents listed on Section 3.6(c) of the Seller Disclosure Schedule, and (d) notice filings with Governmental Entities which are necessary to effect the transfer of the Transferred Intellectual Property or the Transferred Technology as contemplated hereunder and which may be made following the Closing Date. Except for outstanding rights and options granted under the Seller Stock Plans, the Memorandum of Understanding and the convertible promissory note previously issued to Parent, there is no: (a) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Seller; (b) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Seller; or (c) Contract under which the Seller is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.7    Sufficiency of Consideration.    The consideration specified in Section 2.4 will be sufficient to enable Seller to pay in full all accrued or contingent liabilities of Seller following the Closing, including Seller’s portion of any Taxes due and other amounts owed as a result of the transactions contemplated by this Agreement and the Collateral Agreements, and to otherwise satisfy in full all actual or potential claims of creditors of Seller.

3.8    No Liquidation, Insolvency, Winding-Up.

(a)  Except as required by this Agreement, no order has been made or petition presented, or resolution passed by the board of directors or stockholders of Seller for the winding-up or liquidation of Seller and there is not outstanding:

(i)  any petition or order for the winding-up of Seller;

(ii)  any appointment of a receiver over the whole or part of the undertaking of assets of Seller;

(iii)  any petition or order for administration of Seller;

(iv)  any voluntary arrangement between Seller and any of its creditors;

(v)  any distress or execution or other process levied in respect of Seller which remains undischarged; and

(vi)  any unfulfilled or unsatisfied judgment or court order against Seller.

(b)  There are no circumstances which would entitle any Person to present a petition for the winding-up or administration of Seller or to appoint a receiver over the whole or any part of the undertaking or assets of Seller.

(c)  Seller is not insolvent, nor will Seller be rendered insolvent by the sale to Buyer of the Acquired Assets and the other transactions contemplated hereby and by the Collateral Agreements. As used in this section, “insolvent” means that the sum of the debts and other probable liabilities of Seller exceeds or will exceed the present fair saleable value of Seller’s assets. Immediately after the Closing, (i) Seller will be able to pay its liabilities as they become due in the ordinary course of its business, (ii) Seller will not have unreasonably small capital with which to conduct its business, (iii) Seller will have assets (calculated at fair market value) that exceed its liabilities, and (iv) taking into account all pending and threatened claims and litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

(d)  The operations of Seller have not been terminated.

3.9    Restrictions on Business Activities.    There is no agreement (not to compete or otherwise), commitment, judgment, injunction, order or decree to which Seller is a party relating to the Business or otherwise binding upon Seller or the Business which has had or may reasonably have the effect of (i) prohibiting the transactions contemplated by this Agreement or any acquisition of property (tangible or intangible) by the Seller or, after the Closing Date, by the Buyer, or (ii) placing any restrictions upon Seller with respect to manufacturing, selling, licensing or otherwise distributing any of the Products (except for Custom Products, to the extent Seller does not own the Specifications thereto) or the Transferred Technology to or providing services to, customers or potential customers or any class of Persons, in any geographic area, during any period of time or in any segment of the market.

3.10    Title to Properties; Absence of Liens and Encumbrances; Condition of Equipment.

(a)  Seller owns no real property, nor has it ever owned any real property. Schedule 3.10(a) sets forth a list of all real property currently leased, subleased, licensed or otherwise occupied by Seller in connection with the Business (the “Leased Real Property”), the name of the lessor, sublessor, licensor, master lessor and/or lessee, the date of the lease, sublease, license or other occupancy agreement and each amendment thereto and, with respect to any current lease, sublease, license or other occupancy agreement, the aggregate annual rental and/or other fees payable thereunder. Seller has provided Parent true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no other Lease Agreements for real property affecting the Leased Real Property or to which Company is bound. All such current Lease Agreements are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such Lease Agreements, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). The Closing will not affect the enforceability against any person of any such Lease Agreement or the rights of Seller to the continued use and possession of the Leased Real Property for the conduct of business as presently conducted. Seller currently occupies all of the Leased Real Property for the operation of the Business, and there are no other parties occupying, or with a right to occupy, the Leased Real Property, except as set forth in Section 3.10(a) of the Seller Disclosure Schedule. The Leased Real Property is in good operating condition and repair, free from structural, physical and mechanical defects, is maintained in a manner consistent with standards generally followed with respect to similar properties, and is structurally sufficient and otherwise suitable for the conduct of the business as presently conducted.

(b)  Seller has good and valid title to or, in the case of leased properties and assets, valid leasehold interests in, all of the Acquired Assets, free and clear of any Liens, other than (i) statutory Liens for Taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in Section 3.10(b) of the Seller Disclosure Schedule or that otherwise are not material individually or in the aggregate; (ii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated by applicable law; or (iii) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies that are not material individually or in the aggregate (“Permitted Liens”). All of the Permitted Liens will terminate with respect to the Acquired Assets upon the Closing. At the Closing, Buyer will obtain good and valid title to the Acquired Assets, free and clear of all Liens and Permitted Liens.

(c)  Schedule 1.1(xxx) lists all material Tangible Assets owned or leased by Seller for use in the Business, and such Tangible Assets are (i) adequate for the conduct of the Business by Seller as currently conducted and as currently contemplated to be conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

(d)  Upon and following the Closing, Buyer shall be able to use the Acquired Assets in substantially the same manner as Seller prior to the Closing.

(e)  Except for any rights that Seller’s customers (or persons to which Seller’s customers have granted rights) may have in such materials, Seller has sole and exclusive ownership, free and clear of any Liens, of all customer lists (except as disclosed by Seller in its public filings), customer correspondence and customer licensing and purchasing histories relating to the current and former customers of Seller (the “Customer Information”). Except for any rights Seller’s customers (or persons to which Seller’s customers have granted rights) may have in the Customer Information, no Person other than Seller possesses any claims or rights with respect to use of the Customer Information.

3.11    Customers and Sales.    Section 3.11 of the Seller Disclosure Schedule contains a correct and current list of all of the customers of Seller that purchased Products from Seller within the fiscal years ended June 30, 2001 and June 30, 2002 and the period from July 1, 2002 through November 20, 2002, together with summaries of the sales made to each customer during such period. Seller has not received any written notice or other written communication indicating that any of Seller’s fifteen (15) largest customers for its fiscal year 2002 intends to cease dealing with Seller or otherwise materially reduce the volume of business transacted by such Person with Seller below the level of purchases during the fiscal year ended June 30, 2002, and Seller otherwise has no Knowledge that any such customer or other Person intends to do so (it being understood that Seller has not made any specific inquiry of any such customer as to whether such customer has such intent).

3.12    Distributor Inventory.    Section 3.12 of the Seller Disclosure Schedule sets forth an accurate and complete list (in each case as of the date of this Agreement) of: (i) each distributor, reseller or distributor channel, whether third party or not, associated with the Products (collectively, “Distributors”); (ii) each agreement with a Distributor; and (iii) the type of inventory of Products held by each Distributor in its inventory. As of the date of this Agreement, the aggregate value of Product inventory held by all Distributors does not exceed $100,000. There are no outstanding rights of return in favor of any Distributor. Seller has not received any written notice or other written communication indicating that any of the Distributors intends to cease buying Products from or reselling Products of Seller or otherwise materially reduce the volume of business transacted by such Distributor with Seller below the level of purchases during the fiscal year ended June 30, 2002, and Seller otherwise has no Knowledge that any such Distributor intends to do so (it being understood that Seller has not made any specific inquiry of any such Distributor as to whether such Distributor has such intent).

3.13    Intellectual Property.

(a)  The following schedules are complete and accurate: (i) Schedule 1.1(v), listing or describing the Custom Products; (ii) Schedule 1.1(lll), listing or describing the Products; and (iii) Section 3.13(b) of the Seller Disclosure Schedule, listing all Registered Intellectual Property Rights.

(b)  Section 3.13(b) of the Seller Disclosure Schedule lists all Registered Intellectual Property Rights as of the date of this Agreement registered in the name of Seller. All such Registered Intellectual Property Rights are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use), and are, to Seller’s Knowledge, valid and enforceable. All such Registered Intellectual Property Rights are not subject to any unpaid maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date. All such Registered Intellectual Property Rights have been assigned to Seller and such assignments have been properly recorded prior to the Closing Date. There are no pending proceedings or actions known to Seller before any court or tribunal (including the PTO or equivalent authority anywhere in the world) related to any such Registered Intellectual Property Rights.

(c)  Each item of Transferred Intellectual Property Rights and Transferred Technology is free and clear of any Liens, except for any licenses granted pursuant to the Transferred Contracts. Seller owns exclusively, and has good title to, all Copyrights that are used or embodied in the Transferred Technology.

(d)  To the extent that any Transferred Intellectual Property Rights or item of Transferred Technology was originally owned or created by or for any third party, including any contractor or employee of Seller and any predecessor of Seller: (i) Seller has a written agreement with such third party or parties with respect thereto, pursuant to which Seller has obtained complete, unencumbered and unrestricted ownership and is the exclusive owner of, all such Transferred Technology and Transferred Intellectual Property Rights by valid assignment or otherwise; (ii) except as otherwise disclosed on Schedule 1.1(v) or Section 3.22 of the Seller Disclosure Schedules, such third party or parties have not retained and do not have any rights or licenses with respect to such Transferred Intellectual Property Rights and Transferred Technology; and (iii) the assignment by Seller to Buyer of such Transferred Intellectual Property Rights or Transferred Technology hereunder will not violate such third party agreements.

(e)  Seller has not transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use, any Transferred Intellectual Property Right to any other Person.

(f)  No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of the Transferred Technology. To Seller’s Knowledge, no current or former employee of Seller, who was involved in, or who contributed to, the creation or development of any Transferred Technology, has performed services for the government, a university, college, or other educational institution, or a research center, during a period of time during which such employee was also performing services for Seller.

(g)  Section 3.13(g) of the Seller Disclosure Schedule identifies as of the date of this Agreement: (a) all Third Party Technology licensed to Seller (other than any Software that (i) is so licensed pursuant to a non-

exclusive Software license, (ii) is not used in, incorporated into, integrated or bundled with, or used in the development of any Transferred Technology, and (iii) is commercially available as of the date of this Agreement for less than ten thousand dollars ($10,000) per year); (b) the corresponding Contracts pursuant to which such Third Party Technology is licensed to Seller; and (c) whether such licenses are exclusive or nonexclusive.

(h)  Schedule 1.1(bbbb) lists all Transferred Contracts between Seller and any third party pursuant to which Seller has granted any licenses or rights to such third party with respect to the Transferred Technology or the Transferred Intellectual Property Rights.

(i)  Neither the making, using, selling, development, licensing, sale or distribution of the Products, nor the use of the Acquired Assets (including the Transferred Technology) in each case in the manner in which Seller operated the Business prior to the Closing: (i) to the Knowledge of Seller, infringes or misappropriates the Intellectual Property Rights of any Person; or (ii) constitutes unfair competition or trade practices under the laws of any jurisdiction. Seller has not received notice from any Person claiming that its making, using, selling, development, licensing, sale or distribution of the Products or its use of the Acquired Assets (including the Transferred Technology) infringes or misappropriates the Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does Seller have Knowledge of any basis therefor).

(j)  To the Knowledge of Seller, no Person is infringing or misappropriating the Transferred Intellectual Property Rights.

(k)  Seller has taken all commercially reasonable steps that are required to protect Seller’s rights in confidential information and Trade Secrets of Seller associated with or related to the Transferred Technology.

(l)  No third party possesses any copy of any Source Code for the Products and Seller shall have delivered to Buyer a current copy of any Source Code for the Products.

(m)  Seller has and enforces a policy requiring each employee and consultant of Seller to execute a confidentiality agreement substantially in the form that Seller delivered to Buyer and all current and former employees and consultants of Seller who have created or modified any of the Transferred Technology have executed such an agreement.

(n)  No Transferred Intellectual Property Right is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation that restricts the use, transfer or licensing thereof.

(o)  Neither this Agreement nor the transactions contemplated hereby, including the assignment to Buyer, by operation of law or otherwise, of any Contracts to which Seller is a party, will result in: (i) Buyer granting to any third party any right to or with respect to any Technology or Intellectual Property Right owned by, or licensed to, Buyer, except to the extent such grant arises out of or results from any Contract entered into prior to the Closing Date to which Buyer is a party, or (ii) Buyer being bound by, or subject to, any non-compete or other covenant which places any restrictions upon Buyer with respect to using, developing, making, selling, licensing or otherwise distributing any of the Products (but with respect to Custom Products, solely to the extent Seller is contractually bound not to sell or otherwise distribute a Custom Product to any Person except to the Person for whom that Custom Product was developed) or the Transferred Technology to, or providing services to, customers or potential customers or any class of Persons, in any geographic area, during any period of time or in any segment of the market.

(p)  Seller has disclosed in writing to Buyer all information relating to any problem or issue with respect to any of the Products (i) of which it has Knowledge and (ii) which would reasonably be expected to adversely affect the value, functionality or fitness for a particular purpose of such Product.

(q)  Section 3.13(q) of the Seller Disclosure Schedule contains a complete and accurate list of all Contracts pursuant to which Seller has developed Technology which is solely or jointly owned by or exclusively licensed to a third party, other than purchase orders for Custom Products (but only to the extent that Seller does not own the Intellectual Property Rights in the corresponding Specifications). Except for payments pursuant to purchase orders for Custom Products received in the ordinary course of the Business, no third party has paid any amount to Seller to fund the development of the Transferred Technology or any Product.

3.14    Litigation.    There is no action, suit, claim, proceeding or formal investigation of any nature pending or, to Seller’s Knowledge, threatened relating to Seller, the Business, the Acquired Assets or the Designated Employees, nor is there any reasonable basis therefor. To Seller’s Knowledge, there is no investigation or other proceeding pending or, to Seller’s Knowledge, threatened relating to Seller, the Business, the Acquired Assets or the Designated Employees by or before any Governmental Entity, nor is there any reasonable basis therefor. No Governmental Entity has at any time challenged or questioned the legal right of Seller to conduct the Business as presently or previously conducted or as presently contemplated to be conducted. There are no judgments, orders or decrees, or material citations, fines or penalties heretofore assessed against Seller affecting the Business, Products, Acquired Assets or Designated Employees under any foreign, federal, state or local law.

3.15    Brokers’ or Finders’ Fees; Fairness Opinion.    Except for the fee payable to Green Manning and Bunch, Ltd. (“GMB”) pursuant to Seller’s engagement letter with GMB, a copy of which has been provided to Buyer, Seller has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. Seller has received a written opinion from GMB, dated the date hereof, to the effect that, as of the date hereof, the Purchase Price is fair to Seller from a financial point of view. An accurate and complete copy of such opinion has been delivered to Parent, and such opinion has not been withdrawn by GMB.

3.16    Tax Matters.

(a)  Definition of Taxes.    For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges, together with all interest, penalties and additions imposed with respect to such amounts and any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b)  Tax Returns and Audits.

(i)  To the extent relevant to the Acquired Assets or the Business, as of the Closing Date, Seller will have prepared and timely filed all required federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to any and all Taxes concerning or attributable to Seller or its operations and such Returns are or will be true and correct and have been or will be completed in accordance with applicable law.

(ii)  To the extent failure to do so would adversely impact Buyer, the Acquired Assets, Buyer’s use of the Acquired Assets or operation of the Business, as of the Closing Date, Seller (A) will have paid all Taxes it is required to pay and (B) will have withheld with respect to its employees all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld.

(iii)  To the extent failure to do so would adversely impact Buyer, the Acquired Assets, Buyer’s use of the Acquired Assets or operation of the Business, Seller has not been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed against Seller, nor has Seller executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv)  To the extent relevant to the Acquired Assets or the Business, no audit or other examination of any Return of Seller is presently in progress, nor has Seller been notified of any request for such an audit or other examination.

(v)  Seller does not have and knows of no basis for the assertion of any claim for any liabilities for unpaid Taxes for which Buyer would become liable as a result of the transactions contemplated by this Agreement and the Collateral Agreements.

(vi)  There are (and immediately following the Closing there will be) no Liens on the Acquired Assets relating to or attributable to Taxes.

(vii)  Seller knows of no basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the Acquired Assets.

3.17    Power of Attorney.    There are no outstanding powers of attorney executed on behalf of Seller in respect of the Business or the Acquired Assets except as granted to Buyer hereunder.

3.18    Affiliated Transactions.    No Seller Affiliate has any direct or indirect interest of any nature in any of the Acquired Assets. No Seller Affiliate has entered into, or has had any direct or indirect financial interest in, any Transferred Contract or transaction or business dealing of any nature relating to the Acquired Assets. No Seller Affiliate is competing, or has at any time competed with Seller in a manner that could reasonably be likely to be adverse to the Acquired Assets or Transferred Contracts. No Seller Affiliate has any claim or right against Seller that is or could reasonably be likely to be adverse to the Acquired Assets or Transferred Contracts in any material respect. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for any material claim or right in favor of any Seller Affiliate against Seller. For purposes of this Agreement, each of the following shall be deemed to be a “Seller Affiliate”: (a) each individual who is, or who has at any time been, an officer of the Seller; (b) each member of the family of each of the individuals referred to in clause ”(a)” above; and (c) any Person (other than the Seller) in which any one of the individuals referred to in clauses ”(a)” and “(b)” above holds or held (or in which more than one of such individuals collectively hold or held), beneficially or otherwise, a controlling interest or a voting, proprietary or equity interest in excess of 20% of such Person’s outstanding equity interests.

3.19    Compliance with Laws.    Seller has complied in all material respects with, is not in material violation of, and has not received any notices of material violation with respect to, any foreign, federal, state or local statute, law or regulation with respect to the conduct or operation of the Business.

3.20    Product Warranties.    Except as otherwise set forth on Section 3.20 of the Seller Disclosure Schedule, each Product manufactured, sold, leased, licensed or delivered by Seller has been done so in conformity with all applicable contractual commitments and all express and implied warranties, and, to Seller’s Knowledge, Seller has no material liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against Seller giving rise to any material liability) for replacement or repair thereof or for other material damages in connection therewith. No product manufactured, sold, leased, distributed, licensed or delivered by Seller is subject to any guaranty, warranty, or other indemnity beyond (a) Seller’s applicable standard terms and conditions of sale or lease, (b) those implied or imposed by the Uniform Commercial Code, or (c) those additional or different warranty terms granted by Seller from time to time that do not in the aggregate materially increase Seller’s obligations or potential liability as compared to Seller’s standard terms. Section 3.20 of the Seller Disclosure Schedule includes copies of the standard terms and conditions of license for Seller. All Discontinued Products are listed on Schedule 1.1(z).

3.21    Bulk Transfer Laws.    Seller represents that there are no current or past creditors of Seller to whom any law, rule or regulation requires the delivery of notice or from whom any form of consent is required in conjunction with undertaking the transactions contemplated by this Agreement and the Collateral Agreements.

3.22    Employee Matters.

(a)  Schedule.    Section 3.22(a) of the Seller Disclosure Schedule contains an accurate and complete list of each Employee Plan, International Employee Plan, and each Employment Agreement. Seller does not have any plan or commitment to establish any new Employee Plan, International Employee Plan, or Employment Agreement, to modify any Employee Plan, International Employee Plan or Employment Agreement (except to the extent required by law or to conform any such Seller Employee Plan, International Employee Plan or Employment Agreement to the requirements of any applicable law, in each case as previously disclosed to Buyer in writing, or as required by this Agreement), or to adopt or enter into any Employee Plan, International Employee Plan, or Employment Agreement.

(b)  Documents.    Seller has provided or made available to Buyer correct and complete copies of: (i) all documents embodying each Employee Plan, International Employee Plan, and each Employment Agreement including (without limitation) all amendments thereto and all related contracts, agreements and trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Employee Plan; (iv) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vii) all communications material to any Employee or Employees relating to any Employee Plan and any proposed Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to Seller; (viii) all material correspondence to or from any governmental agency relating to any Seller Employee Plan; (ix) all COBRA forms and related notices (or such forms and notices as required under comparable law); (x) the three (3) most recent plan years discrimination tests for each Employee Plan; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Employee Plan.

(c)  Employee Plan Compliance.    Except as set forth on Section 3.22(c) of the Seller Disclosure Schedule, (i) Seller has performed all material obligations required to be performed by it under, is not in default or material violation of, and has no Knowledge of any default or material violation by any other party to each Employee Plan, and each Employee Plan has been established and maintained in accordance with its terms and in material compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Employee Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Employee Plan; (iv) there are no actions, suits or claims pending, or, to the Knowledge of Seller, threatened or reasonably anticipated (other than routine claims for benefits) against any Employee Plan or against the assets of any Employee Plan; (v) each Employee Plan (other than any stock option plan) can be amended, terminated or otherwise discontinued after the Closing Date, without liability to Buyer, Seller or any of its ERISA Affiliates (other than ordinary administration expenses); (vi) there are no audits, inquiries or proceedings pending or, to the Knowledge of Seller or any ERISA Affiliates, threatened by the IRS or DOL with respect to any Employee Plan; and (vii) neither Seller nor any ERISA Affiliate is subject to any penalty or tax with respect to any Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(d)  Pension Plan.    Neither Seller nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

(e)  Collectively Bargained, Multiemployer and Multiple Employer Plans.    At no time has Seller or any ERISA Affiliate contributed to or been obligated to contribute to any Multiemployer Plan. Neither Seller, nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code.

(f)  No Post-Employment Obligations.    Except as set forth in Section 3.22(f) of the Seller Disclosure Schedule, no Employee Plan provides, or reflects or represents any liability to provide retiree health to any person for any reason, except as may be required by COBRA or other applicable statute, and neither Seller nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance or retiree health, except to the extent required by statute.

(g)  Health Care Compliance.    Neither Seller nor any ERISA Affiliate has, prior to the Closing Date and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of the Health Insurance Portability and Accountability Act of 1996, the requirements of the Women’s Health and Cancer Rights Act of 1998, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, or any amendment to each such act, or any similar provisions of state law applicable to its Employees.

(h)  Effect of Transaction.

(i)  Except as set forth on Section 3.22(h) of the Seller Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Plan, Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Continuing Employee.

(ii)  Except as set forth on Section 3.22(h) of the Seller Disclosure Schedule, no payment or benefit which will or may be made by Seller or its ERISA Affiliates with respect to any Continuing Employee (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code.

(i)  Employment Matters.    Seller: (i) is in compliance in all respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, threatened or reasonably anticipated claims or actions against Seller under any worker’s compensation policy or long-term disability policy.

(j)  Labor.    No work stoppage or labor strike against Seller is pending, threatened or reasonably anticipated. Seller does not know of any activities or proceedings of any labor union to organize any Employees. Except as set forth in Section 3.22(j) of the Seller Disclosure Schedule, there are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Seller, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Seller. Seller has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 3.22(j) of the Seller Disclosure Schedule, Seller is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Seller.

(k)  International Employee Plan.    Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the material requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Closing Date, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Seller or Buyer from terminating or amending any International Employee Plan at any time for any reason without liability to Buyer or Seller or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

3.23    Environmental Matters.    For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

(a)  Definitions:

(i)  “Hazardous Material” is any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.

(ii)  “Business Facility” is any real property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by the Seller, or Seller’s former subsidiaries in connection with the operation of its business.

(iii)  “Disposal Site” is a landfill, disposal agent, waste hauler or recycler of Hazardous Materials.

(iv)  “Environmental Laws” are all applicable laws, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Entity that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act, the Occupational Safety and Health Act, comparable laws, rules, regulations, ordinances, orders, treaties, statutes, and codes of other Governmental Entities, the regulations promulgated pursuant to any of the foregoing, and all amendments and modifications of any of the foregoing, all as amended to date.

(v)  “Hazardous Materials Activity” is the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product containing a Hazardous Material.

(vi)  “Environmental Permit” is any approval, permit, license, clearance or consent required to be obtained from any private person or any Governmental Entity with respect to a Hazardous Materials Activity which is or was conducted by the Seller or Seller’s former subsidiaries.

(b)  Condition of Property:    As of the Closing, except in compliance with Environmental Laws and in a manner that could not reasonably be expected to subject the Seller to liability, to the Knowledge of the Seller, no Hazardous Materials are present on any Business Facility currently owned, operated, occupied, controlled or leased by the Seller or Seller’s former subsidiaries or were present on any other Business

Facility at the time it ceased to be owned, operated, occupied, controlled or leased by the Seller or Seller’s former subsidiaries. To the Knowledge of the Seller, there are no underground storage tanks, friable asbestos or PCBs present on any Business Facility currently owned, operated, occupied, controlled or leased by the Seller or Seller’s former subsidiaries or as a consequence of the acts of the Seller, Seller’s former subsidiaries, or its agents.

(c)  Hazardous Materials Activities:    The Seller and Seller’s former subsidiaries have conducted all Hazardous Material Activities relating to its business in compliance in all material respects with all applicable Environmental Laws. The Hazardous Materials Activities of the Seller and Seller’s former subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner that (i) is in material violation of any applicable Environmental Laws, or (ii) has caused or could reasonably be expected to cause an adverse health effect to any such person.

(d)  Permits:    Section 3.23(d) of the Seller Disclosure Schedule accurately describes all of the Environmental Permits currently held by the Seller and relating to its Business and the listed Environmental Permits are all of the Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of the Seller relating to its Business as such activities are currently being conducted. All such Environmental Permits are valid and in full force and effect. The Seller and Seller’s former subsidiaries have complied in all material respects with all covenants and conditions of any Environmental Permit which is or has been in force with respect to their Hazardous Materials Activities. Seller has no Knowledge of any circumstances that could cause any Environmental Permit to be revoked, modified, or rendered non-renewable upon payment of the permit fee. All Environmental Permits and all other consent and clearances required by any Environmental Law or any agreement to which the Seller is bound as a condition to the performance and enforcement of this Agreement, have been obtained or will be obtained prior to the Closing.

(e)  Environmental Litigation:    No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to Seller’s Knowledge, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Seller or Seller’s former subsidiaries relating to the Business, or the business of Seller’s former subsidiaries, or any Business Facility.

(f)  Offsite Hazardous Material Disposal:    The Seller has transferred or released Hazardous Materials offsite only to those Disposal Sites set forth in Section 3.23(f) of the Seller Disclosure Schedule; and, to Seller’s Knowledge no action, proceeding, liability or claim exists or is threatened against any Disposal Site or against the Seller with respect to any transfer or release of Hazardous Materials relating to the Business to a Disposal Site which could reasonably be expected to subject the Seller to liability.

(g)  Environmental Liabilities:    The Seller does not Know and is not aware of any fact or circumstance that could result in or reasonably be expected to result in a material environmental liability to Seller.

(h)  Reports and Records:    The Seller has delivered to Buyer or made available for inspection by Buyer or Buyer’s agents, representatives or employees all records in the Seller’s possession, custody, or control concerning the Hazardous Materials Activities of the Seller and Seller’s former subsidiaries relating to their business and all environmental audits, environmental assessments, and sampling data of any Business Facility conducted at the request of, or otherwise in the possession, custody or control of the Seller. The Seller has complied with all environmental disclosure obligations imposed by applicable law with respect to this transaction.

3.24    Accounts Receivable and Accounts Payable.    All accounts receivable that are reflected on the Seller Balance Sheet or on the Books and Records of Seller (i) represent valid obligations arising from sales actually made or services actually performed by Seller in its conduct of the Business in the ordinary course and consistent with past practice, and (ii) reflect reserves developed based on reasonable assumptions and accrued in accordance with GAAP (applied on a consistent basis throughout the periods since June 30, 2000). There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business of Seller, under any Contract with any account debtor of an account receivable relating to the amount or validity of such account receivable. Section 3.24(a) of the Seller Disclosure Schedule contains a complete and accurate list of all accounts receivable as of November 26, 2002, which list sets forth the aging of each such account receivable. An accurate and complete list of the outstanding Payables as of November 25, 2002 is set forth on Sections 3.24(b) of the Seller Disclosure Schedule. Three business days prior to the Closing Date, an accurate and complete list of the outstanding Payables as of such date will be provided to Buyer by Seller in accordance with Section 5.23. Seller has no Contract with any third party calling for Seller to make a Payable with a payment term of more than sixty (60) days, other than the agreement with the third party listed on Section 3.24(c) of the Seller Disclosure Schedule.

3.25    Sufficiency of Acquired Assets.    Except for the Excluded Assets, the Acquired Assets comprise all of the assets, properties and rights of every type and description (other than real property) (i) used or developed by Seller required for or used in the Business or (ii) necessary to the operation of the Business by Buyer following the Closing.

3.26    Business Changes.    Since September 30, 2002, except as otherwise explicitly required by this Agreement or as set forth on Section 3.26 of the Seller Disclosure Schedule, Seller has conducted its operation of the Business only in the ordinary and usual course and consistent with past practices and, without limiting the generality of the foregoing:

(a)  There have been no events or conditions of any character which, in the aggregate, have had or may be reasonably expected to have a Material Adverse Effect on Seller.

(b)  Seller has not mortgaged, pledged, or otherwise encumbered any of the Acquired Assets except as required by the Loan Facility.

(c)  Seller has not sold, assigned, licensed, leased, transferred or conveyed, or committed itself to sell, assign, license, lease, transfer or convey, any of the Acquired Assets except in the ordinary course of the Business consistent with past practices.

(d)  There has been no destruction of, damage to or loss of any of the Acquired Assets.

(e)  There has been no notice received by Seller of any claim or potential claim of ownership by any Person other than Seller of the Transferred Technology or the Transferred Intellectual Property Rights, or of infringement by the Seller or the Business of any other Person’s Intellectual Property Rights.

(f)  There has been no dispute, proceeding, litigation, arbitration or mediation pending or, to Seller’s Knowledge, threatened against Seller related to the Business or the Acquired Assets.

(g)  There has been no agreement by Seller or any employees, agents or affiliates of Seller to do any of the things described in the preceding clauses (a) through (f) (other than negotiations with Parent and Buyer and their representatives regarding the transactions contemplated by this Agreement).

3.27    Excluded Liabilities; Seller Creditors.    Buyer shall not be liable to any Person for any of the Excluded Liabilities hereunder. All Seller Creditors and all Liability Amounts as of the date of this Agreement (as reasonably estimated by Seller) are listed on Section 3.27 of the Seller Disclosure Schedule. At the Closing Date, an accurate and complete list of all Seller Creditors and all Liability Amounts as of the Closing Date (as reasonably estimated by Seller) will be set forth on the schedule delivered to Buyer pursuant to Section 5.14 hereto.

3.28    Disclosure.    None of the information supplied or to be supplied by or on behalf of Seller for inclusion or incorporation by reference in the Registration Statement (as defined in Section 5.15 hereof) will, at the time the Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Seller for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 5.15 hereof) to be filed with the SEC, will, at the time the Proxy Statement is mailed to the stockholders of Seller, at the time of the Seller Stockholders’ Meeting or as of the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Seller with respect to statements made or incorporated by reference therein based on information supplied by Parent or Buyer for inclusion or incorporation by reference in the Proxy Statement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Except as disclosed in the disclosure schedule delivered to Seller on the date hereof (the “Parent Disclosure Schedule”) which disclosure shall provide an exception to or otherwise qualify the representations and warranties of Parent and Buyer specifically referenced in such disclosure, as well as such other representations and warranties of Parent and Buyer set forth herein where the applicability of such disclosure is reasonably apparent on its face, Parent and Buyer hereby jointly and severally represent and warrant to Seller as of the date of this Agreement and as of the Closing Date, as though made on the Closing Date, as follows:

4.1    Organization, Good Standing and Qualification.    Each of Parent and Buyer is a corporation duly organized, validly existing, and in good standing under the laws of Delaware. Buyer is a wholly owned subsidiary of Parent.

4.2    Authority.    Each of Parent and Buyer has all requisite corporate power and authority to enter into this Agreement and the Collateral Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Collateral Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Buyer. This Agreement and the Support Agreements have been, and the other Collateral Agreements when executed and delivered will be, duly executed and delivered by Parent and Buyer (as applicable), and constitute (in the case of this Agreement and the Support Agreements) or will constitute (in the case of the other Collateral Agreements) the valid and binding obligations of Parent and Buyer (as applicable), enforceable in accordance with their terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to other equitable remedies.

4.3    Stock Consideration.    All of the Stock Consideration issuable at the Closing in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. The Stock Consideration, when issued in accordance with and pursuant to this Agreement, will not be subject to any transfer restrictions under (i) any provision of the certificate of incorporation, as amended, or bylaws, as amended, of Parent, or (ii) any Contract to which Parent is a party (other than this Agreement and the trading policies of Parent).

4.4    No Conflict.    Neither the execution and delivery of this Agreement and the Collateral Agreements, nor the consummation of the transactions contemplated hereby and thereby, will Conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both) (i) any provision of the certificate of incorporation, as amended, and bylaws, as amended, of Parent or Buyer, (ii) any Contract to which Parent or Buyer or any of their respective properties or assets are subject and which has been filed as an exhibit to Parent’s filings under the Securities Act or the Exchange Act, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Buyer or their respective properties or assets, except in each case where such Conflict, violation or default will not have a Material Adverse Effect on Buyer. As used in this Agreement, “Material Adverse Effect on Buyer” shall mean any change, effect or circumstance of or relating to Parent and its subsidiaries (including Buyer) that (i) has been or is reasonably likely to be materially adverse to the business, assets (including intangible assets), liabilities, condition (financial or other) or results of operations of Parent and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent the consummation of the transactions contemplated hereby, provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect on Buyer: (i) any failure on the part of Parent or Buyer to meet, or any revision by Parent or Buyer to, estimates, predictions, projections or forecasts (but not the underlying causes of such failure or revision), (ii) any adverse change demonstrated by Parent or Buyer to be directly caused by (A) the pendency of the transactions contemplated by this Agreement, the Loan Facility or the shared services agreement to be negotiated and entered into by the parties (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenue or net income or disruption of business relationships demonstrated by Parent or Buyer to be directly so caused); (B) conditions generally affecting the radio frequency and microwave components manufacturing industry, the United States economy or financial markets or any foreign economy or financial markets in any location where Parent or Buyer has material operations or sales, which conditions do not uniquely or disproportionately affect Parent and its subsidiaries, taken as a whole; (C) the fact (in and of itself) that Seller has taken any action which was previously approved or consented to by Seller in writing; or (D) any material breach of this Agreement (or any other agreement between Seller and Parent or Buyer) by Seller; or (iii) a reduction in the trading price or volume of Parent’s common stock.

4.5    SEC Filings.

(a)  Parent has delivered or made available to Seller (through reference to documents filed by EDGAR or otherwise) accurate and complete copies of all reports or registration statements filed by Parent with the SEC on or after September 26, 2001, all in the form so filed (as amended to date, the “Parent SEC Reports”). As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the filing date of such amending or superseding filing), the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected by a Parent SEC Report filed prior to the date of this Agreement (a “Prior Parent SEC Report”).

(b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports (the “Parent Financials”), including each Parent SEC Report filed after the date hereof until the Closing, as of their respective filing dates, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the financial position of Parent as at the respective dates thereof and the results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments.

4.6    Consents.    No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, or any third party is required by or with respect to Parent or Buyer in connection with the execution and delivery of this Agreement and the Collateral Agreements or the consummation of the transactions contemplated hereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not have a Material Adverse Effect on Buyer.

4.7    Brokers’ and Finders’ Fees.    Except for a fee payable to Broadview International LLC, neither Parent nor Buyer has incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

4.8    Disclosure.    None of the information supplied or to be supplied by or on behalf of Parent or Buyer for inclusion in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Buyer for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC, will, at the time the Proxy Statement is mailed to the stockholders of Seller, or at the time of the Seller Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent or Buyer with respect to statements made or incorporated by reference therein based on information supplied by Seller for inclusion or incorporation by reference in the Proxy Statement.

ARTICLE 5

COVENANTS AND AGREEMENTS

5.1    Access.    During the period commencing on the date of this Agreement and continuing through the earlier of the Closing Date or the termination of this Agreement, Seller, upon reasonable prior notice from Buyer and subject to the Confidentiality Agreement, will (a) afford to Buyer and its representatives, at reasonable times during normal business hours, access to Seller’s personnel, professional advisors, properties, Contracts, Books and Records, and other documents and data (including access to all Technology), (b) furnish Buyer and its representatives with copies of all such Contracts, Books and Records, and other existing documents and data as Buyer may reasonably request, (c) furnish Buyer and its representatives with such additional financial (including Tax Returns and supporting documentation), operating, and other data and information as Buyer may reasonably request, and (d) afford Buyer reasonable access to all Leased Real Property for the purpose of conducting (at Buyer’s cost and expense) environmental audits or assessments that may include soil, groundwater or Hazardous Materials sampling (“Environmental Investigations”) as reasonably determined by Buyer. No information or Knowledge obtained in any investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the transactions contemplated hereby.

5.2    Operation of the Business by Seller.    Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement, unless otherwise approved in advance by Parent or Buyer in writing (the decision as to whether to provide such advance approval not to be unreasonably delayed), Seller will:

(a)  except as otherwise specifically required pursuant to the terms of this Agreement, conduct the Business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b)  pay its debts and Taxes when due;

(c)  pay or perform its other obligations when due (including payment of all trade credit and accounts payable in a manner consistent with current practices and in any event within sixty (60) days following the date of each invoice, unless longer payment terms were specifically negotiated prior to October 28, 2002 with the party due to receive payment);

(d)  use commercially reasonable, good faith efforts to preserve intact the current business organization of Seller, keep available the services of the current officers, employees and agents of Seller relating to the Business, and maintain the relations and goodwill with the suppliers, Customers, Distributors, landlords, trade creditors, employees, agents, and others having business relationships with Seller;

(e)  keep Buyer informed concerning material business or operational matters of a significant nature relating to the Business or the Acquired Assets;

(f)  use commercially reasonable, good faith efforts to maintain all of the Acquired Assets in their current condition, ordinary wear and tear excepted and, in the event of any damage to or destruction of any of the Acquired Assets prior to the Closing Date, promptly replace, repair or restore such Acquired Assets;

(g)  use commercially reasonable, good faith efforts to make sales of the Products consistent with past practice;

(h)  maintain the Books and Records in the usual, regular and ordinary manner, on a basis consistent with prior years; and

(i)  report to Buyer concerning any event or occurrence not in the ordinary course of the operation of the Business or any material event involving the Business.

5.3    Conduct Prior to Closing.    Between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement, unless otherwise previously approved by Parent or Buyer in writing, Seller will not take any action as a result of which any of the changes or events described in Section 3.26 of this Agreement would occur. In addition, between the date of this Agreement and the earlier of the Closing Date or the termination of this Agreement, unless otherwise previously approved by Parent or Buyer in writing (the decision as to whether to provide such advance approval not to be unreasonably delayed), Seller will not, without the prior written consent of Parent or Buyer:

(a)  take any action to encumber, create a Lien against, materially impair or otherwise adversely affect the Acquired Assets;

(b)  except to comply with existing contractual obligations or commitments contained in Contracts listed on Schedule 1.1(bbbb) (Transferred Contracts), or with respect to non-exclusive license agreements entered into in the ordinary course of business consistent with past practice, buy, or enter into any inbound license agreement with respect to, Third Party Technology or the Intellectual Property Rights of any third party to be incorporated in or used in connection with the Products or sell, lease or otherwise transfer or dispose of, or enter into any outbound license agreement with respect to, any of the Acquired Assets with any third party;

(c)  propose or enter into a Contract with any person, other than Buyer, providing for the possible acquisition, transfer or disposition (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) of any of the Acquired Assets, other than sales of Products in the ordinary course of business consistent with past practices;

(d)  enter into any Contract relating to (i) the sale or distribution of any Product, (ii) the provision of any services or (iii) any of the Acquired Assets, other than agreements for the sale of Products in the ordinary course of business consistent with past practices;

(e)  enter into any Contract with any Distributor that is not a Distributor of Products on the date of this Agreement or grant any right of return to any Distributor;

(f)  change pricing or royalties charged to customers or licensees of the Acquired Assets;

(g)  enter into any strategic arrangement or relationship, development or joint marketing arrangement or agreement;

(h)  fire, or give notice of termination to, any Designated Employee;

(i)  hire any employees;

(j)  increase the rate of remuneration or amount of bonuses or other benefits or any other terms of employment of any Designated Employee (whether payable in cash, equity compensation or otherwise) except as specifically required by Section 5.9;

(k)  grant any severance or termination pay to any Designated Employee (whether payable in cash, equity compensation or otherwise) except as specifically required or (in the case of the termination letters) specifically contemplated by Section 5.9, or adopt any new severance plan, amend or modify or alter in any manner any severance plan, agreement or arrangement relating to any Designated Employee on the date hereof;

(l)  adopt or amend any Employee Plan, or enter into any Contract with an Employee, other than with respect to the termination letters with Key Employees contemplated by Section 5.9 hereof and the settlement agreements with Joseph H. Kiser, David G. Sherman, Jon C. Clark and Derek L. Bailey contemplated by Section 6.2(l) hereof;

(m)  amend or modify, or violate the terms of, any of the Transferred Contracts;

(n)  amend or modify, or violate the terms of, any of the Lease Agreements or enter into any lease, sublease (other than the Real Property Subleases), license or other occupancy agreement with respect to any of the Leased Real Property; provided, however, that Seller shall not be prohibited hereunder from amending any of the Lease Agreements so as to sublease, assign or terminate such Lease Agreements at any time after June 30, 2003;

(o)  revalue any of the Acquired Assets;

(p)  make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, in each case relating to the Business, the Products or the Acquired Assets;

(q)  commence or settle any Actions or Proceedings or obtain any releases of threatened Actions or Proceedings involving or relating to the Business (other than as specifically required by Section 6.2(l);

(r)  enter into any Contract providing for a Payable as to which Seller receives a payment term of more than sixty (60) days; or

(s)  take, or agree in writing or otherwise to take, any of the actions described in Sections 5.3(a) through (r) above, or any other action that would prevent Seller from performing or cause Seller not to perform its covenants hereunder.

5.4    Confidentiality.    Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 5.1 hereof, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the letter agreement regarding mutual nondisclosure obligations between Parent and Seller dated October 3, 2002 (the “Confidentiality Agreement”).

5.5    Use of Confidential Information.    Notwithstanding anything to the contrary contained herein or in any other agreement of Seller, including any agreement between Seller and any employee of Seller, upon and after the Closing, Buyer shall have the unrestricted, sublicensable and transferable right, and Seller hereby consents to such rights of Buyer, to use, disclose and exploit in any manner and without restriction any and all confidential information disclosed to, or learned by, Buyer in connection with the transactions contemplated hereby, disclosed by or embodied in any of the Acquired Assets, or known to any Designated Employee. To the extent that any Designated Employee may be bound by any agreement or policy of Seller that would in any way limit or restrict the rights of Buyer to confidential information hereunder, Seller shall not assert, enforce or otherwise exercise its rights under such agreement or policy against any Designated Employee or Buyer. After the Closing, Seller shall not: (i) transfer or license any Transferred Intellectual Property Rights to any third party; (ii) use, exercise or otherwise exploit any Transferred Technology; or (iii) disclose any Trade Secrets or other confidential information related to the Transferred Intellectual Property Rights to any third party.

5.6    Covenant Not to Compete or Solicit.

(a)  Subject to the Closing, and beginning on the Closing Date and ending on the second (2nd) anniversary of the Closing Date (the “Non-Competition Period”), without the prior written consent of Parent or Buyer, Seller shall not directly or indirectly engage in a Competitive Business Activity (as defined below) anywhere in the Restricted Territory (as defined below). For all purposes hereof, the term “Competitive Business Activity” shall mean: (i) engaging in, managing or directing persons engaged in any business that in any way competes with the Business; (ii) acquiring or having an ownership interest in any entity which derives revenues from any business that in any way competes with the Business (except for ownership of shares of Parent issued pursuant to this Agreement); or (iii) participating in the financing, operation, management or control of any firm, partnership, corporation, entity or business that derives revenues from any business that in any way competes with the Business. For all purposes hereof, the term “Restricted Territory” shall mean each and every country, province, state, city or other political subdivision of the world including those in which Parent, Buyer or Seller is currently engaged in business or otherwise distributes, licenses or sells products.

(b)  Subject to the Closing, and beginning on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, Seller shall not solicit, encourage or take any other action which is intended to induce or encourage any employee of Parent, Buyer or any subsidiary of Parent or Buyer or any Continuing Employee to terminate his or her employment with Parent, Buyer or any subsidiary of Parent or Buyer.

(c)  The covenants contained in Section 5.6(a) shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision of the Restricted Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in Section 5.6(a). If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of Section 5.6(a) are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

(d)  Seller acknowledges that (i) the value of the Acquired Assets is an integral component of the value of the Business to Parent and Buyer and is reflected in the value of the Stock Consideration and Cash Consideration to be received by Seller, and (ii) Seller’s agreement as set forth in Sections 5.6(a) and 5.6(b) is necessary to preserve the value of the Acquired Assets for Parent and Buyer following the Closing. Seller also acknowledges that the limitations of time, geography and scope of activity agreed to in Section 5.6(a) are reasonable because, among other things, (A) Parent, Buyer and Seller are engaged in a highly competitive industry, (B) Seller has had unique access to the Trade Secrets and know-how of the Acquired Assets including, without limitation, the plans and strategy (and, in particular, the competitive strategy) relating to the Acquired Assets, and (C) Seller is receiving significant consideration in connection with the consummation of the transactions contemplated by this Agreement.

(e)  The parties agree that in the event of a breach by Seller of any of the covenants set forth in Sections 5.6(a) and 5.6(b), monetary damages alone would be inadequate to fully protect Parent and Buyer from, and compensate Parent and Buyer for, the harm caused by such breach or threatened breach. Accordingly, Seller agrees that if it breaches or threatens breach of any provision of Sections 5.6(a) and 5.6(b), Buyer shall be entitled to, in addition to any other right or remedy otherwise available, the right to injunctive relief restraining such breach or threatened breach and to specific performance of any such provision of Sections 5.6(a) and 5.6(b), and neither Parent nor Buyer shall be required to post a bond in connection with, or as a condition to, obtaining such relief before a court of competent jurisdiction.

5.7    No Solicitation.

(a)  From and after the date of this Agreement until the earlier of the Closing Date or termination of this Agreement pursuant to Article 8, Seller will not, nor will Seller authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney, accountant, Seller Affiliate or other advisor or representative retained by it to, directly or indirectly, (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or knowingly take any other action to facilitate, or that would reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except to inform them as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal without complying with Section 5.16(c) or (v) enter into any letter of intent or similar document or any contract agreement or commitment providing for any Acquisition Transaction; provided, however, that nothing contained in this Section 5.7 shall prohibit the Board of Directors of Seller from, in response to a bona fide written Acquisition Proposal not solicited by Seller in violation of this Section 5.7 that the Board of Directors of Seller has concluded in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes a Superior Offer (as defined in Section 5.16(c)), (1) furnishing information to the party making such Superior Offer, to the extent that (A) the Board of Directors of Seller concludes in good faith, after consultation with its outside counsel, that its fiduciary obligations under applicable law require it to do so, (B) (x) concurrently with furnishing any such information Seller gives Buyer written notice of Seller’s intention to furnish information to such party and (y) Seller receives from such party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such party on behalf of Seller, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement, and (C) contemporaneously with furnishing any such information to such party, Seller furnishes such information to Buyer (to the extent such information has not been previously furnished by Seller to Buyer), and (2) engaging in negotiations with the party making such Superior Offer to the extent that (A) the Board of Directors of Seller concludes in good faith, after consultation with its outside counsel, that its fiduciary obligations under applicable law require it to do so, (B) (x) concurrently with entering into negotiations with such party, Seller gives Parent and Buyer written notice of Seller’s intention to enter into negotiations with such party and (y) Seller receives from such party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such party on behalf of Seller, the confidentiality terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement. Seller will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Seller or any investment banker, attorney, accountant, Seller Affiliate or other advisor or representative of Seller shall be deemed to be a breach of this Section 5.7 by Seller.

(b)  For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Buyer) contemplating any Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean any transaction or series of related transactions involving: (i) any purchase from Seller or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 10% interest in the total outstanding voting securities of Seller or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the total outstanding voting securities of Seller or any merger, consolidation, business combination or similar transaction involving Seller; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than non-exclusive licenses in the ordinary course of business), acquisition or disposition of more than 10% of the assets of Seller or of any of the Acquired Assets; or (iii) any liquidation or dissolution of Seller.

(c)  In addition to the obligations of Seller set forth in paragraph (a) of this Section 5.7, Seller as promptly as practicable after learning of any of the following matters, and in any event no later than twenty-four hours, after learning of any of the following matters shall advise Buyer orally and in writing of any Acquisition Proposal or any request for non-public information or inquiry which Seller reasonably believes would lead to an Acquisition Proposal or to any Acquisition Transaction, the material terms and conditions of such, Acquisition Proposal, or request inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Seller will keep Buyer informed as promptly as practicable of the status and details (including material amendments or proposed material amendments) of any such request, Acquisition Proposal or inquiry.

(d)  Parent and Buyer hereby agree that Sections 1.1 and 1.2 of that certain Exclusivity and Right of First Refusal Agreement, dated as of October 7, 2002, by and among Parent and Seller (the “Exclusivity Agreement”) shall have no force and effect during the term of this Agreement, but shall be reinstated immediately upon termination of this Agreement unless otherwise provided in the Exclusivity Agreement.

5.8    Notification of Certain Matters.

(a)  Seller shall give prompt notice to Buyer if Seller becomes aware of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing, and (ii) any material failure of Seller to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not (a) limit or otherwise affect any remedies available to Buyer or (b) constitute an acknowledgment or admission by Seller of a breach of this Agreement. No disclosure by Seller pursuant to this Section 5.8, however, shall be deemed to amend or supplement the Seller Disclosure Schedule or prevent or cure any misrepresentation, breach of warranty or breach of covenant.

(b)  Parent and Buyer shall give prompt notice to Seller if either Parent or Buyer becomes aware of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of Parent or Buyer contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing, and (ii) any material failure of Parent or Buyer to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8(b) shall not (a) limit or otherwise affect any remedies available to Seller or (b) constitute an acknowledgment or admission by Parent or Buyer of a breach of this Agreement. No disclosure by Parent or Buyer pursuant to this Section 5.8(b), however, shall be deemed to amend or supplement the Parent Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

5.9    New Employment Arrangements.    At least three (3) business days prior to the Closing Date, each person who is a Designated Employee shall be offered “at-will” employment with Parent, to be effective as of the Closing Date, subject to proof evidencing a legal right to work in his or her country of current employment. Such “at-will” employment arrangements shall (i) be set forth in offer letters based on Parent’s standard form (each, an “Offer Letter”), and (ii) supersede any prior employment agreements and other arrangements between Seller and any such Designated Employee in effect prior to the Closing Date. Each of the Key Employees is executing an Offer Letter prior to or concurrently with the execution of this Agreement, which Offer Letter shall be effective as of the Closing Date. Each employee of Seller who becomes an employee of Parent on or after the Closing Date shall be referred to hereafter as a “Continuing Employee.” Continuing Employees shall be eligible to receive benefits consistent with Parent’s standard human resources policies. Each Continuing Employee shall resign his or her employment with Seller effective as of the Closing, and shall waive any and all potential claims against Seller, Buyer and Parent for severance benefits based on any employment arrangement or related agreement between such Continuing Employee and Seller. In furtherance of the foregoing, immediately prior to the Closing, Seller shall terminate all employment agreements and other arrangements with each Continuing Employee (other than those termination letters (in form reasonably acceptable to Buyer) Seller is entering into with Key Employees providing for contingent payments to such persons terminated by Parent or Buyer within a designated period following Closing) and waive all of its rights under any such employment agreements or other arrangements, including without limitation any non-competition agreements and any duty of confidentiality owed to Seller by any such Continuing Employee, effective as of the Closing Date. If Seller terminates and is required to pay cash severance amounts to any Employee who is not employed by Parent on or as of the Closing Date, and such former Employee is then hired by Parent or Buyer prior to the earlier of two years following the Closing Date and the date of the Liquidation, Buyer shall repay such severance amounts to Seller, provided that Seller shall provide Buyer with reasonable written documentation of such amounts.

5.10    Public Disclosure.    Except as may be required by law or any listing agreement with a national securities exchange or with the Nasdaq Stock Market, Inc. (in which case each party agrees to consult with the other party hereto to the extent practicable before making any such public statement or communication), no party shall issue any public statement or communication to any third party (other than their respective agents) regarding the subject matter of this Agreement or the transactions contemplated hereby without the consent of the other party. Immediately following the execution of this Agreement, the parties shall issue a joint press release announcing the execution of this Agreement and the transactions contemplated hereby, and each of Parent and Seller shall be entitled, in its discretion, to file a current report with the SEC disclosing the foregoing matters.

5.11    Consents.    Seller shall use its reasonable best efforts to obtain all consents, waivers and approvals under any Contract (including the Transferred Contracts) as may be required in connection with this Agreement and the Collateral Agreements in order to effect the transactions contemplated hereby and thereby and so as to validly and effectively assign all rights and benefits of Seller under the Transferred Contracts to Buyer. In addition, Seller shall use reasonable best efforts, during the period from the date of this Agreement until the Closing to obtain (i) the consents to the Real Property Subleases, which consents shall be in a form reasonably acceptable to Buyer, of the master landlords, licensors, lessors or owners of the real property which is the subject of the Real Property Subleases and (ii) the consents, which consents shall be in a form reasonably acceptable to Buyer, of any landlord, licensor or owner of the Leased Real Property to the transactions contemplated by this Agreement. Notwithstanding the foregoing, in the event that any such master landlord, licensor, lessor or owner conditions its grant of a consent to a Real Property Sublease or to the transactions contemplated by this Agreement (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments, Buyer shall be responsible for making all payments required to obtain such consent up to a maximum of $10,000 in the aggregate, and shall indemnify, defend, protect and hold harmless Seller from all losses, costs, claims, liabilities and damages arising from the same. All such fee and payment amounts referred to in the immediately preceding sentence in excess of $10,000 in the aggregate shall be the responsibility of Seller, and Seller shall indemnify, defend, protect and hold harmless Buyer from all losses, costs, claims, liabilities and damages arising from the same.

5.12    Benefits Liabilities.    From and after the Closing Date, Seller shall (i) sponsor and (ii) assume or retain, as the case may be, and be solely responsible for all Benefits Liabilities relating to Designated Employees arising under, resulting from or relating to any Employee Plans whether incurred before, on or after the Closing Date.

5.13    COBRA Continuation Coverage.    Seller agrees and acknowledges that the selling group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-3(a)) of which it is a part (the “Selling Group”) will continue to offer a group health plan to employees of Seller after the Closing Date and, accordingly, that Seller and the Selling Group shall be solely responsible for providing continuation coverage under COBRA to those individuals who are M&A qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(a)) with respect to the transactions contemplated by this Agreement and the Collateral Agreements (collectively, the “Seller M&A Qualified Beneficiaries”). Seller shall indemnify, defend and hold harmless Parent and Buyer for, from and against any and all claims, liabilities, losses, costs and expenses (including attorney’s fees) relating to, arising out of, or resulting from any and all COBRA obligations, liabilities and claims related to Seller M&A Qualified Beneficiaries and all other qualified beneficiaries (as defined in Code Section 4980B(g)(1)) with respect to Sellers’ Employee Plans, including any group health plans. Seller further agrees and acknowledges that in the event that the Selling Group ceases to provide any group health plan to any employee prior to the expiration of the continuation coverage period for all Seller M&A Qualified Beneficiaries (pursuant to Treasury Regulation Section 54.4980B-9, Q&A-8(c)), then Seller shall provide Buyer with (i) written notice of such cessation as far in advance of such cessation as is reasonably practicable (and, in any event, at least thirty (30) days prior to such cessation), and (ii) all information necessary or appropriate for Buyer to offer continuation coverage to such Seller M&A Qualified Beneficiaries. Buyer will be responsible for providing continuation coverage under COBRA for Continuing Employees (and any individual who constitutes a qualified beneficiary under COBRA with respect to a Continuing Employee) which relates to a qualifying event occurring after the Closing Date.

5.14    Protection of Seller Creditors.    Seller shall deliver to Buyer three (3) business days prior to the Closing Date a schedule which shall contain an accurate and complete list of all Seller Creditors and all Liability Amounts as of the Closing Date (as reasonably estimated by Seller). Seller will not make any distribution, dividend, liquidation disbursement or other payment of cash, stock or property to its stockholders until the date at which Seller has (i) reserved and set aside the full amounts of Parent common stock and cash required by Section 7.7 for the protection of the Buyer Indemnified Parties, which amounts shall not be reduced thereafter (during the period set forth in Section 7.7) except as reduced by payments to the Buyer Indemnified Parties as required by Article 7 hereof, and (ii) satisfied in full or, in the reasonable judgment of the Board of Directors of Buyer, has made adequate provision to satisfy in full, each Liability Amount. Thereafter, so long as the conditions set forth in the immediately preceding sentence remain satisfied, Seller may make distributions to its stockholders, subject at all times to the limitations set forth herein and in Section 7.7.

5.15    Registration Statement.    As promptly as reasonably practicable following the execution and delivery of this Agreement by all parties hereto, Parent shall prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”) and include therein a proxy statement (the “Proxy Statement”) to be sent to Seller’s stockholders soliciting their adoption and approval of (i) this Agreement and the transactions contemplated hereby, (ii) the Name Change, and (iii) the Liquidation. Seller shall provide to Parent and its counsel for inclusion in the Proxy Statement, in form and substance reasonably satisfactory to Parent and its counsel, such information concerning the Seller, its operations, capitalization, share ownership, the Seller Charter Documents, applicable Colorado Law and other matters as Parent or its counsel may reasonably request. Seller shall cause its legal counsel and independent auditors to cooperate with Parent’s legal counsel and independent auditors in the preparation of the Proxy Statement and the Registration Statement. Each of Parent and Seller shall use its commercially reasonable efforts to respond to any comments of the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement to be mailed to the Seller’s stockholders at the earliest practicable time. Each party will notify the other parties hereto promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or the Proxy Statement, or for additional information, and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement or the Proxy Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, Parent or the Seller, as the case may be, shall promptly inform the other party of such occurrence and cooperate in the preparation and filing of such supplement or amendment with the SEC or its staff as promptly as practicable thereafter. Each of Parent and Seller shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. The information supplied by Seller, Parent and Buyer for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.16    Meeting of Seller’s Stockholders.

(a)  As promptly as practicable after the declaration of the effectiveness of the Registration Statement by the SEC, Seller will take all action necessary in accordance with applicable law and the Seller Charter Documents to convene a meeting (the “Seller Stockholders’ Meeting”) of Seller’s stockholders to consider adoption and approval of this Agreement and approval of the transactions contemplated hereby, the Name Change, and the approval of the liquidation, dissolution or winding-down of Seller’s business after the Closing in a manner providing for prior or concurrent full payment to or adequate provision for all creditors (including the Seller Creditors) in advance of any distribution to Seller’s stockholders and otherwise in accordance with all applicable terms of this Agreement (the “Liquidation”). The Seller Stockholders’ Meeting shall be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of the effectiveness of the Registration Statement by the SEC. Subject to Section 5.16(c) hereof, Seller will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the transactions contemplated hereby, the Name Change and the Liquidation, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the Seller Charter Documents or applicable law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Seller may adjourn or postpone the Seller Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to Seller’s stockholders in advance of a vote, or if as of the time for which Seller Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Seller’s common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Seller’s Stockholders’ Meeting. Seller shall ensure that the Seller Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Seller in connection with Seller Stockholders’ Meeting are solicited, in compliance with applicable law and the Seller Charter Documents. Seller’s obligation to call, give notice of, convene and hold the Seller Stockholders’ Meeting in accordance with this Section 5.16(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Seller of any Acquisition Proposal (as defined in Section 5.7), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Seller with respect to this Agreement and/or the transactions contemplated hereby.

(b)  Subject to Section 5.16(c): (i) the Board of Directors of Seller shall recommend that Seller’s stockholders vote in favor of the adoption and approval of this Agreement, the Name Change and the Liquidation at the Seller Stockholders’ Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Seller has recommended that Seller’s stockholders vote in favor of the adoption and approval of this Agreement, the Name Change and the Liquidation at the Seller Stockholders’ Meeting; and (iii) neither the Board of Directors of Seller nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent or Buyer, the recommendation of the Board of Directors of Seller that Seller’s stockholders vote in favor of the adoption and approval of this Agreement, the Name Change and the Liquidation.

(c)  Nothing in this Agreement shall prevent the Board of Directors of Seller from withholding, withdrawing, amending or modifying its recommendation in favor of the transactions contemplated hereby if (i) a Superior Offer (as defined below) is made to Seller and is not withdrawn, (ii) Seller shall have provided written notice to Buyer (a “Notice of Superior Offer”) advising Buyer that Seller has received a Superior Offer, specifying the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (iii) Buyer shall not have, within ten (10) business days of Buyer’s receipt of the Notice of Superior Offer, made an offer that the Seller’s Board of Directors by a majority vote determines in its good faith judgment to be in all material respects not less favorable to Seller’s stockholders from a financial point of view than such Superior Offer (it being agreed that the Seller’s Board of Directors shall convene a meeting to consider any such offer by Buyer promptly following the receipt thereof), (iv) the Board of Directors of Seller determines in good faith by the vote required by applicable law, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Seller to comply with its fiduciary obligations to Seller’s stockholders under applicable law and (v) neither Seller nor any of its representatives shall have violated any of the restrictions set forth in Section 5.7 or this Section 5.16 in connection with such Superior Offer. Seller shall provide Buyer with at least three (3) business days prior notice (or such lesser prior notice as is provided to the members of Seller’s Board of Directors but in no event less than twenty-four hours notice) of any meeting of Seller’s Board of Directors at which Seller’s Board of Directors is reasonably expected to consider any Acquisition Proposal or Superior Offer. Nothing contained herein shall limit Seller’s obligation to hold and convene the Seller Stockholders’ Meeting (regardless of whether the recommendation of the Board of Directors of Seller shall have been withdrawn, amended or modified). For purposes of this Agreement “Superior Offer” shall mean a bona fide written offer not solicited by Seller in violation of Section 5.7 to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash or cash and securities, either (x) greater than 50% of the total outstanding voting securities of Seller, or (y) all or substantially all the assets of Seller, in either case on terms that the Board of Directors of Seller determines, in its good faith judgment (after consultation with a financial adviser of nationally recognized reputation) to be materially more favorable to Seller or Seller’s stockholders from a financial point of view than the terms of the transaction contemplated by this Agreement and is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed, unless the Seller Board of Directors determines in its good faith judgment (after consultation with a nationally recognized financial adviser) that such financing will be obtained upon reasonable terms and on a timely basis. The parties agree that, solely for purposes of clause (1) of the proviso of the first sentence of Section 5.7(a) hereof, an Acquisition Proposal shall not be precluded from being deemed a “Superior Offer” solely as a result of such Acquisition Proposal being conditioned upon the completion of due diligence.

(d)  Nothing contained in this Agreement shall prohibit Seller or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with respect to a Superior Offer; provided, however, that the content of any such disclosure shall be governed by the terms of this Agreement.

5.17    Commercially Reasonable Efforts.    Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement and the Collateral Agreements for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided that no party to this Agreement shall be required to agree to any divestiture of shares of capital stock or of any business, assets or property of Buyer or its subsidiaries or affiliates or of Seller, as the case may be, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

5.18    Additional Documents and Further Assurances.    Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may reasonably be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

5.19    Change of Control Agreements.    Other than the termination letters with Key Employees contemplated in Section 5.9, upon the written request of Buyer, Seller shall take commercially reasonable actions to have any Designated Employee or Continuing Employee waive and terminate any right under any change of control agreement with Seller.

5.20    Post Closing Tax Covenants.

(a)  Subject to Section 5.20(c) below, Seller will be responsible for the preparation and filing of all Tax Returns of Seller (including Tax Returns required to be filed after the Closing Date) to the extent such Tax Returns include or relate to (i) the use or ownership of the Acquired Assets by Seller, (ii) sales and use taxes incurred in connection with the transactions contemplated by the agreement and (iii) employment taxes (A) accrued through and including the Closing Date, with respect to Continuing Employees, and (B) with respect to Employees who are not Continuing Employees. Such Tax Returns shall be true, complete and correct and prepared in accordance with applicable law in all material respects. Except as otherwise provided in Section 2.8 hereof, Seller will be responsible for and make all payments of Taxes shown to be due on such Tax Returns.

(b)  Buyer will be responsible for the preparation and filing of all Tax Returns it is required to file with respect to Buyer’s ownership or use of the Acquired Assets and employment of the Continuing Employees attributable to taxable periods (or portions thereof) commencing on or after the Closing Date. Such Tax Returns shall be true, complete and correct and prepared in accordance with applicable law in all material respects. Buyer will make all payments of Taxes shown to be due on such Tax Returns.

(c)  In the case of any real or personal property taxes (or other similar Taxes) attributable to the Acquired Assets which returns cover a taxable period commencing before the Closing Date and ending thereafter, Buyer shall prepare such returns and make all payments required with respect to any such return; provided, however, Seller will promptly reimburse Buyer upon receipt of a copy of the filed Tax return to the extent any payment made by Buyer relates to that portion of the taxable period ending on or before the Closing Date which amount shall be determined and prorated on a per diem basis.

(d)  To the extent relevant to the Acquired Assets, each party shall (i) provide the other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other proceeding relating to Taxes. Seller shall retain all documents, including prior years’ Tax Returns, supporting work schedules and other records or information with respect to all sales, use and employment tax returns and, absent the receipt by Seller of the relevant Sales Tax Certificates, shall not destroy or otherwise dispose of any such records for six (6) years after closing without the prior written consent of Buyer or Parent.

5.21    Employee Withholding.    Seller shall prepare and furnish to Continuing Employees a Form W-2 which shall reflect all wages and compensation paid to Continuing Employees for that portion of the calendar year in which the Closing Date occurs during which the Continuing Employees were employed by Seller. Seller shall furnish to Parent the Forms W-4 and W-5 of each Continuing Employee. Parent shall send to the appropriate Social Security Administration office a duly completed Form W-3 and accompanying copies of the duly completed Form W-2. It is the intent of the parties hereunder that the obligations of Parent and Seller under this Section 5.21 shall be carried out in accordance with Section 5 of Revenue Procedure 96-60.

5.22    Restrictions on Resale or Distribution of Stock Consideration.    In addition to any restrictions imposed by applicable securities laws or any other provision of this Article 5 or Article 7, Seller may not sell, in any consecutive thirty (30) day period, more than the greater of (a) ten percent (10%) of the number of shares of Parent common stock comprising the aggregate Stock Consideration issued pursuant to this Agreement, or (b) the number of shares of Parent common stock that is equal to sixty-six percent (66%) of the average weekly reported volume of trading in such shares on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks immediately preceding the first date of such proposed sale (excluding from such calculations shares sold by Seller during such four-week period); provided, however, that the foregoing shall not limit the number of shares of Parent common stock that can be distributed by Seller to its stockholders. Notwithstanding anything to the contrary contained herein, and subject to compliance with applicable laws and with Parent’s insider trading policy (where applicable), the stockholders of Seller will in no way be prevented or otherwise limited in their ability to sell or otherwise transfer such shares of Parent common stock as such stockholders of Seller may receive from Seller pursuant to a distribution, liquidation disbursement or other payment by Seller.

5.23    Payables.    Seller shall deliver to Buyer on the Closing Date a schedule containing complete and accurate lists of all Payables outstanding as of the date three (3) business days prior to the Closing Date. Seller’s delivery of such schedule shall not be deemed to amend or update Seller’s representations and warranties made as of the execution date of this Agreement and contained in Section 3.24 hereof, nor shall it be deemed to update or amend Sections 3.24(b) of the Seller Disclosure Schedule.

5.24    Change of Name; Use of Name.    Seller will take all action necessary or appropriate to change its corporate name, effective upon the Closing, to a name that does not include the word “Vari-L” or any variant thereof or other name substantially similar thereto (the “Name Change”), and will take such other actions within its power as may be necessary or appropriate to permit Buyer immediately after the Closing to use Seller’s present corporate name. From and after the effective date of the change of the Seller’s corporate name, Seller shall not use the present Seller corporate name or any other name that includes the word “Vari-L” or any variant thereof or other name substantially similar thereto for any purpose except to refer to the business conducted by Seller prior to the Closing.

5.25    Performance Under Loan Facility.    Parent shall in all material respects perform or comply with the agreements and covenants of Parent contained in the Loan Facility.

5.26    Insurance.    For so long as the Seller remains in existence and for a period of six (6) months following the completion of the Liquidation, Seller will use reasonable best efforts to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Seller covering those persons who are currently covered by such policies (provided that the Seller may substitute therefor policies issued by A-rated carriers or better for at least the same coverage and amounts and containing terms and conditions which are materially no less advantageous than those contained in the current directors’ and officers’ liability insurance policy as of the date hereof); provided, however, that in no event will Seller be required to expend in excess of 150% of the annual premium currently paid by Seller for such coverage (and to the extent the annual premium would exceed 150% of the annual premium currently paid by Seller for such coverage, Seller shall use reasonable best efforts to cause to be maintained the maximum amount of coverage as is available for such 150% of such annual premium).

5.27    Asvan Payments.    In the event that (i) Asvan Technology, LLC (“Asvan”) gives notice of an Exclusivity Event (as defined in that certain letter (the “Asvan Agreement”) among Seller, Varalakshmi Basawapatna, Ganesh Basawapatna and Asvan dated as of January 25, 2002) within the notice period prescribed in Exhibit D to the Asvan Agreement for the period ending June 30, 2003 (the “Applicable Period”) and (ii) Asvan is entitled to receive a guarantee obligation payment of up to $100,000 pursuant to Section 3 of Exhibit D to the Asvan Agreement following such notice of an Exclusivity Event (the “Asvan Payment”), then Seller agrees to pay the Asvan Payment within the time period specified under the Asvan Agreement. Seller agrees that the Asvan Payment constitutes a Liability Amount, and the estimated liability therefor is $100,000.

5.28    Supplemental Transferred Contracts.    In addition to, and not in limitation of, any other covenant of Seller contained in this Agreement, between the date hereof and the Closing Date, concurrently with the monthly delivery of unaudited Financial Statements (as defined in the Loan Facility) pursuant to the Loan Facility, Seller shall deliver to Buyer (the first such delivery to be made in January 2003) an accurate and complete written list of all Contracts entered into by Seller during the period covered by such Financial Statements (as defined in the

Loan Facility) that relate to the Business or the Acquired Assets (each an “Eligible Contract”), as well as an accurate and complete copy of each Eligible Contract, including all schedules, exhibits and amendments thereto; provided, however, that with respect to purchase orders, Seller need only provide a monthly list containing the following information with respect to each such purchase order: (A) the customer or vendor name, (B) the quantity and type (by Product number) of Product or other goods ordered, and (C) the price specified for such Products or other goods. Seller shall also deliver such a list and related Contract copies (other than purchase orders) on the Closing Date as necessary to cover any period between the delivery of the last required monthly list hereunder and the Closing Date. Each such Eligible Contract disclosed to Buyer in the manner required by this Section 5.28 which (i) was entered into in the normal course of the Business consistent with past practice, and (ii) was not entered into in violation of any covenant of Seller contained in this Agreement, shall be deemed a “Supplemental Transferred Contract” hereunder. In addition, each such Eligible Contract disclosed to Buyer in the manner required by this Section 5.28 which (i) was not entered into in the normal course of the Business consistent with past practice, or (ii) otherwise was entered into in violation of any covenant of Seller contained in this Agreement, shall be deemed a “Supplemental Transferred Contract” hereunder, solely to the extent that Buyer so elects in a written election delivered to Seller within five (5) business days after receipt by Buyer of the materials required by this Section 5.28 with respect to such Eligible Contract.

ARTICLE 6

CONDITIONS TO THE CLOSING

6.1    Conditions to Obligations of Each Party.    The respective obligations of Parent, Buyer and Seller to effect the transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions, any of which may be waived in a writing executed by each of (i) Parent or Buyer and (ii) Seller:

(a)  No Order.    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the transactions contemplated hereby.

(b)  No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending.

(c)  Stockholder Approval.    This Agreement shall have been approved and adopted, and the Liquidation shall have been duly approved, by the requisite vote under applicable law and the Seller Charter Documents, by stockholders of Seller.

(d)  Governmental Approval.    Approvals from any court, administrative agency, commission, or other federal, state, county, local or other foreign governmental authority, instrumentality, agency, or commission (if any) deemed appropriate or necessary by Buyer to consummate the transactions contemplated hereby shall have been timely obtained.

(e)  Registration Statement Effective.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Proxy Statement, shall have been initiated or threatened in writing by the SEC or its staff.

6.2    Additional Conditions to the Obligations of Buyer.    The obligations of Parent and Buyer to effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Buyer:

(a)  Representations and Warranties.    The representations and warranties of the Seller contained in this Agreement and in any certificate or other writing delivered by the Seller pursuant hereto shall have been true and correct on the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such date; provided, however, that this Section 6.2(a) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on Seller (it being understood that, for purposes of determining the accuracy of the representations and warranties of the Seller, all “Material Adverse Effect” qualifications and all other qualifications based on the word “material” contained in such representations and warranties shall be disregarded). Parent and Buyer shall have received a certificate with respect to the foregoing, dated the Closing Date, and signed on behalf of the Seller by the President and the Chief Financial Officer of the Seller.

(b)  Agreements and Covenants.    The Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing, and Parent and Buyer shall have received a certificate to such effect signed by a duly authorized officer of the Seller.

(c)  Litigation.    There shall be no Action or Proceeding of any nature pending or, to Seller’s Knowledge, threatened against (i) Seller, its properties or any of its officers or directors arising out of, or in any way connected with, the transactions contemplated hereby, or (ii) the Business, the Acquired Assets or the Designated Employees, in either case which would result in or would be reasonably likely to result in a Material Adverse Effect on Seller.

(d)  Third Party Consents.    Seller shall have obtained all consents, waivers, approvals and assignments required by or with regard to the Contracts listed on Schedule 6.2(d) in connection with Seller’s performance under this Agreement and the Collateral Agreements and the consummation of the transactions contemplated hereby and thereby, each in form reasonably acceptable to Buyer. Seller shall have obtained all consents, waivers, approvals and assignments (each in form reasonably acceptable to Buyer) required by or with regard to any Contracts which were either (i) entered into by Seller prior to the date of this Agreement and not disclosed to Parent or Buyer prior to the execution date of this Agreement, or (ii) entered into by Seller between the date of this Agreement and the Closing Date other than any such consents, waivers, approvals and assignments which, individually or in the aggregate, are not material.

(e)  Termination of Agreements.    Seller shall have terminated each of those Contracts listed on Schedule 6.2(e) to this Agreement and each such Contract shall be of no further force or effect.

(f)  Release of Liens.    Buyer shall have received from Seller a duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Buyer, that are necessary or appropriate to evidence the release of all Liens set forth in Schedule 6.2(f) to this Agreement.

(g)  No Material Adverse Effect.    There shall not have occurred since the date of this Agreement any event or condition of any character that has had or is reasonably likely to have a Material Adverse Effect on Seller.

(h)  New Employment Arrangements.    At least four (4) of the five (5) the Key Employees (including Chuck Bland, Daniel Wilmot and Tim Schamberger) shall have entered into “at-will” employment arrangements with Parent pursuant to their execution of an Offer Letter, shall have agreed to be employees of Parent after the Closing, and shall be employees of Seller immediately prior to the Closing. In addition, effective as of the Closing Date, other than the termination letters contemplated by Section 5.9, Seller shall have terminated all employment agreements and other arrangements with the Continuing Employees and shall have waived all of its rights under any such employment agreements or other arrangements, including any duty of confidentiality owed to Seller by any such Continuing Employee.

(i)  Non-Competition Agreements.    At least four (4) of the five (5) the Key Employees (including Chuck Bland, Daniel Wilmot and Tim Schamberger) shall have executed the Non-Competition Agreements prior to or concurrently with the execution and delivery of this Agreement and such Non-Competition Agreements shall be in full force and effect as of the Closing Date.

(j)  Certificate of Secretary of Seller.    Buyer shall have received a certificate, validly executed by the Secretary of Seller, certifying as to (i) the terms and effectiveness of the Seller Charter Documents, (ii) the valid adoption of resolutions by the Board of Directors of Seller approving and adopting this Agreement, and (iii) the valid adoption and approval by the stockholders of Seller of this Agreement and the valid approval by such stockholders of transactions contemplated hereby and the Liquidation.

(k)  Deliveries.    Seller shall have delivered to Buyer executed copies of the Collateral Agreements and shall have delivered, transferred or assigned (as the case may be) all of the Acquired Assets as set forth in Article 2 hereof.

(l)  Litigation Settlements.    A court of competent jurisdiction shall have granted final approval of a settlement agreement consistent with the terms of the Memorandum of Understanding, and no more than ten percent (10%) of the shareholders comprising the plaintiff class shall have opted out of such settlement. A court of competent jurisdiction shall have granted final approval of one or more settlement agreements by and among Seller, the plaintiffs in the legal actions contemplated by the Memorandum of Understanding, Joseph H. Kiser, JC Enterprises, David G. Sherman, Jon C. Clark and Derek L. Bailey, which final approval resolves all known claims among any such parties in a manner that does not adversely affect the Business, the Acquired Assets, Buyer or Parent. Copies of each such settlement agreement or order, executed in full, and any related documentation Buyer may reasonably request, shall be provided by Seller prior to Closing. Neither (i) the shareholder derivative action (Case No. 00-CV-6001) filed, purportedly on behalf of the Seller, in District Court, City and County of Denver against Joseph Kiser, David Sherman, Jon Clark, Derek Bailey, Sarah Booher, David Lisowski, Anthony Petrelli, Jae Shim and the Seller nor (ii) the appeal filed by the derivative plaintiff with the Colorado Court of Appeals with respect to same (Case No. 02-CA-1901) shall have been appealed, reinstated or re-filed.

(m)  Environmental Investigations.    The findings of the Environmental Investigations conducted at the Leased Real Property (as indicated in the final written report on such findings as delivered to Parent (the “Final Report”)) shall not have identified any fact, condition or occurrence that, in the written good faith estimate of the third party consultant performing the Environmental Investigations, will or could reasonably be expected to result in related environmental costs or expenses in excess of $250,000 in the aggregate assuming that the transactions contemplated hereby are consummated. The amount of such environmental costs and expenses as estimated in the Final Report shall hereinafter be referred to as the “Identified Environmental Liabilities.” In the event that the Identified Environmental Liabilities exceed $250,000, Parent shall have ten (10) business days following Parent’s receipt of the Final Report to terminate this Agreement by providing written notice of such termination to Seller. If such notice of termination is not provided to Seller within such ten (10) business day period, this closing condition shall be deemed to have been waived by Parent and Buyer.

6.3    Additional Conditions to Obligations of Seller.    The obligations of Seller to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Seller:

(a)  Representations and Warranties.    The representations and warranties of Parent and Buyer contained in this Agreement and in any certificate or other writing delivered by Parent or Buyer pursuant hereto shall have been true and correct on the date hereof and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such date; provided, however, that this Section 6.3(a) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, in the aggregate, have not had, and are not reasonably likely to have, a Material Adverse Effect on Buyer (it being understood that, for purposes of determining the accuracy of the representations and warranties of Parent and Buyer, all “Material Adverse Effect” qualifications and all other qualifications based on the word “material” contained in such representations and warranties shall be disregarded). Seller shall have received a certificate with respect to the foregoing, dated the Closing Date, and signed on behalf of the Seller by the President and the Chief Financial Officer of the Parent.

(b)  Agreements and Covenants.    Each of Parent and Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing, and Seller shall have received a certificate to such effect signed by a duly authorized officer of each of Parent and Buyer.

(c)  Certificate of Secretaries of Parent and Buyer.    Seller shall have received certificates, validly executed by the Secretaries of Parent and Buyer, certifying as to (i) the terms and effectiveness of the certificate of incorporation and the bylaws of Parent and Buyer, and (ii) the valid adoption of resolutions of the Board of Directors of Parent and Buyer approving this Agreement and the consummation of the transactions contemplated hereby.

(d)  Deliveries.    Buyer shall have delivered to Seller executed copies of the Collateral Agreements.

ARTICLE 7

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

7.1    Survival of Representations, Warranties and Covenants.    The representations and warranties of Seller contained in this Agreement, or in any certificate delivered pursuant to this Agreement, shall survive the Closing and shall terminate on the later of (i) March 31, 2004, and (ii) the date at which all indemnification claims against Seller made by all Buyer Indemnified Parties pursuant to this Article 7 on or prior to March 31, 2004 are paid in full or otherwise resolved in accordance with this Article 7. The representations and warranties of Parent and Buyer contained in this Agreement, or in any certificate delivered pursuant to this Agreement, shall survive the Closing and shall terminate on the later of (i) March 31, 2004, and (ii) the date at which all indemnification claims against Parent and Buyer made by all Seller Indemnified Parties pursuant to this Article 7 on or prior to March 31, 2004 are paid in full or otherwise resolved in accordance with this Article 7.

7.2    Indemnification.

(a)  By Seller.    Seller agrees to indemnify and hold Parent and Buyer and their respective officers, directors, employees, agents and affiliates (the “Buyer Indemnified Parties”), harmless against all claims, losses, liabilities, damages, deficiencies, diminutions in value, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) (other than Losses sustained by Parent or Buyer due to payments made by Parent or Buyer pursuant to Section 7.2(b) hereof) incurred or sustained by the Buyer Indemnified Parties, or any of them, directly or indirectly, as a result or arising out of (i) any breach or inaccuracy of a representation or warranty of Seller contained in this Agreement or in any certificate delivered pursuant to this Agreement (it being understood that for purposes of determining the accuracy of such representations and warranties under this Section 7.2, such determination shall be made without giving effect to any materiality or Material Adverse Effect qualifications contained in such representations and warranties), (ii) any failure by Seller to perform or comply with any covenant applicable to it contained in this Agreement, or (iii) any Excluded Liabilities.

(b)  By Parent and Buyer.    Parent and Buyer jointly and severally agree to indemnify and hold Seller and its officers, directors, employees, agents and affiliates (the “Seller Indemnified Parties”), harmless against all Losses (other than Losses sustained by Seller due to payments made by Seller pursuant to Section 7.2(a) hereof) incurred or sustained by the Seller Indemnified Parties, or any of them, directly or indirectly, as a result or arising out of (i) any breach or inaccuracy of a representation or warranty of Parent or Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement (it being understood that for purposes of determining the accuracy of such representations and warranties under this Section 7.2, such determination shall be made without giving effect to any materiality or Material Adverse Effect qualifications contained in such representations and warranties), (ii) any failure by Parent or Buyer to perform or comply with any covenant given or made by it contained in this Agreement, or (iii) any Assumed Liabilities. The Buyer Indemnified Parties and the Seller Indemnified Parties are sometimes generically referred to herein as “Indemnified Parties.”

7.3    Indemnification Procedure.    An Indemnified Party seeking indemnification hereunder shall deliver an Officer’s Certificate to the party from whom indemnification is sought (the “Indemnifying Party”). An Indemnifying Party may object to such claim by written notice to such Indemnified Party specifying the basis for the Indemnifying Party’s objection, within thirty (30) days following receipt by the Indemnifying Party of notice from such Indemnified Party regarding such claim. If no objection is made, the Indemnifying Party shall promptly pay the claim. For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any natural Person who is an Indemnified Party or any executive officer of an Indemnified Party that is not a natural Person: (i) stating that such Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred, or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant, Excluded Liability or Assumed Liability to which such item is related.

7.4    Resolution of Conflicts; Arbitration.

(a)  In case an Indemnifying Party shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses within thirty (30) days after delivery of such Officer’s Certificate, Seller and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If Seller and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by all parties and the Indemnifying Party shall promptly pay to the Indemnified Party the amount of the claim agreed upon, if any.

(b)  If no such agreement can be reached after good faith negotiation and prior to sixty (60) days after delivery of an Officer’s Certificate, Parent or Seller may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and Seller. In the event that, within thirty (30) days after submission of any dispute to arbitration, Parent and Seller cannot mutually agree on one arbitrator, then, within fifteen (15) days after the end of such thirty (30) day period, Parent and Seller shall each select one arbitrator. The two arbitrators so selected shall select a third arbitrator.

(c)  Any such arbitration shall be held in Santa Clara County, California, under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be final, binding, and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s). Within thirty (30) days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party.

(d)  Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

7.5    Third-Party Claims.    In the event an Indemnified Party becomes aware of a third-party claim which such Indemnified Party reasonably believes may result in a demand for indemnification pursuant to this Article 7, the Indemnified Party shall notify the Indemnifying Party of such claim, and the Indemnifying Party shall be entitled, at its expense, to assume the defense of such claim within five (5) days of receipt of such notice, if (i) (A) the amount at issue in the claim (as alleged by the third party claimant or, if no amount is so specified, as estimated in good faith by the board of directors of the Indemnified Party) is less than (B) the difference between (x) the maximum potential dollar amount of the Indemnifying Party’s indemnification obligations hereunder with respect to such claim and (y) the amount of all indemnity payments made by the Indemnifying Party pursuant hereto through such date, and (ii) (A) the Indemnifying Party has sufficient cash and cash equivalents (in the case of Seller excluding all amounts that may be required to satisfy the Liability Amounts, as well as all amounts that Seller is required to retain for the protection of the Buyer Indemnified Parties pursuant to Section 7.7) to fully defend such claim, and (B) the Indemnifying Party has sufficient cash and cash equivalents (in the case of Seller excluding all amounts that may be required to satisfy the Liability Amounts) to satisfy the full amount at issue in such claim (as specified or estimated by the method set forth above). Before assuming the defense of any third-party claim hereunder, the Indemnifying Party shall be required substantiate that the above financial conditions are met through delivery of bank statements and other documentary evidence reasonably satisfactory to the Indemnified Party. An Indemnified Party’s failure to comply with the notification requirement contained in the immediately preceding sentence shall not adversely affect such Indemnified Party’s right to indemnification hereunder except to the extent such failure to provide notice materially prejudices the Indemnifying Party’s ability to defend against a third-party claim. If the Indemnifying Party is entitled hereunder and so elects to assume the defense of any such claim or proceeding: (a) the Indemnifying Party shall proceed to defend such claim or proceeding in a diligent manner with counsel reasonably satisfactory to the Indemnified Parties; (b) the Indemnified Parties shall make available to the Indemnifying Party copies of any non-privileged documents and materials in the possession of the Indemnified Parties that may be reasonably necessary to the defense of such claim or proceeding; (c) the Indemnifying Party shall keep the Indemnified Parties informed of all material developments and events relating to such claim or proceeding; (d) the Indemnified Parties shall have the right (at their own expense) to participate in the defense of such claim or proceeding with their own separate counsel, provided that at all times the Indemnifying Party shall have (subject to the limitations contained elsewhere herein) control of the defense and the authority and power to make all decisions concerning the defense; and (e) the Indemnifying Party shall not settle, adjust or compromise such claim or proceeding without the prior written consent of the Indemnified Parties, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, the Indemnifying Party may not assume the defense of any third-party claim against an Indemnified Party hereunder if (i) the claim seeks one or more equitable remedies against the Indemnified Party, including, without limitation, an injunction, or (ii) the claim, if adjudicated or decided in a manner adverse to the Indemnified Party, would (in the good faith determination of the board of directors of the Indemnified Party) result in or be reasonably likely to result in material harm to the Indemnified Party’s business, reputation or prospects.

7.6    Maximum Payments; Remedy.

(a)  Except with respect to (A) any Excluded Liabilities, (B) fraud or fraudulent misrepresentation with respect to representations and warranties of Seller contained in this Agreement or in any certificate delivered pursuant to this Agreement, (C) willful breaches by Seller of its covenants contained in this Agreement, and (D) Taxes referred to in Section 2.8 hereof, the maximum aggregate amount the Buyer Indemnified Parties may recover from Seller pursuant to the indemnity set forth in Section 7.2 for Losses shall be limited to $3,412,500. The maximum amount a Buyer Indemnified Party may recover from Seller in respect of Losses arising out of (A) any Excluded Liabilities, (B) fraud or fraudulent misrepresentation with respect to representations and warranties of Seller contained in this Agreement or in any certificate delivered pursuant to this Agreement, and (C) willful breaches by Seller of its covenants contained in this Agreement shall not be limited.

(b)  Except with respect to (A) any Assumed Liabilities, (B) fraud or fraudulent misrepresentation with respect to representations and warranties of Parent or Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement, (C) willful breaches by either Parent or Buyer of its covenants contained in this Agreement, and (D) Taxes referred to in Section 2.8 hereof, the maximum aggregate amount that the Seller Indemnified Parties may recover from Parent and Buyer in the aggregate under the indemnity set forth in Section 7.2 for Losses shall be limited to $3,412,500. The maximum amount a Seller Indemnified Party may recover from Parent or Buyer in respect of Losses arising out of (A) any Assumed Liabilities, (B) fraud or fraudulent misrepresentation with respect to representations and warranties of Parent or Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement, and (C) willful breaches by either Parent or Buyer of its covenants contained in this Agreement shall not be limited.

(c)  Without limiting the effect of any of the other limitations set forth herein, except with respect to (A) any amount Seller may be required to pay hereunder with respect to Excluded Liabilities, and (B) any amount Buyer or Parent may be required to pay hereunder with respect to Assumed Liabilities, no Indemnifying Party shall be required to make any indemnification payment hereunder until such time as the total amount of all Losses that have been suffered or incurred and claimed against such Indemnifying Party by any one or more of the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, exceeds $250,000 (the “Deductible Amount”) in the aggregate, at which point the Indemnifying Party shall indemnify only the amount of such aggregate claims in excess of the Deductible Amount and all resolved claims thereafter, subject to any other applicable limitations under this Article 7. Notwithstanding any provision of this Agreement to the contrary, solely for the purpose of calculating the amounts payable by Seller to the Buyer Indemnified Parties under this Article 7, the “Deductible Amount” shall mean (i) $250,000 less (ii) the amount of the Identified Environmental Liabilities.

(d)  Seller shall satisfy its indemnification obligations hereunder by payments comprised as follows: (i) fifty-five percent (55%) of any such payment shall be made in the form of shares of Parent common stock, which shares shall be valued for such purpose at a price per share of $1.44, and (ii) forty-five percent (45%) of any such payment shall be made in the form of cash.

(e)  The right of each party hereto and its related Indemnified Parties to assert indemnification claims and receive indemnification payments pursuant to this Article 7 shall be the sole and exclusive right and remedy exercisable by such parties with respect to any breach by the other party of any representation, warranty or covenant hereunder or other matter with respect to which such indemnification is provided under any theory of liability; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any Indemnified Party of any right to specific performance or injunctive relief, or any right or remedy they may otherwise have against any Person that has committed fraud with respect to this Agreement.

(f)  Absent fraud or fraudulent misrepresentation with respect to representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement, or willful breaches of covenants contained in this Agreement, no Party hereto shall be entitled to recover consequential, special, incidental or punitive damages from another Party hereto, and such damages shall not be considered “Losses” under this Agreement; provided, however, that “Losses” under this Agreement shall be deemed to include any consequential, special, incidental or punitive damages payable by an Indemnified Party to a third party in relation to a claim for which indemnification may be sought under this Article 7. Except for the Deductible Amount and the $3,412,500 limit referenced in Sections 7.6(a) and 7.6(b) hereof, nothing herein shall limit the liability of Buyer, Parent or Seller for any breach or inaccuracy of any representation, warranty or covenant contained in this Agreement if the Closing does not occur.

7.7    Security for Seller Indemnification Obligations.    Upon and after the Closing, and until the later of (i) March 31, 2004, and (ii) the date at which all indemnification claims against Seller made by all Buyer Indemnified Parties pursuant to Article 7 hereof on or prior to March 31, 2004 are paid in full or otherwise resolved in accordance with Article 7, in addition to complying with the distribution restrictions contained in Section 5.14 hereof, as security for Seller’s indemnification obligations to the Buyer Indemnified Parties pursuant to Article 7 hereof (A) Seller will not distribute, pay or otherwise transfer to its stockholders or any third party (other than a Buyer Indemnified Party in accordance with this Article 7) an amount equal to twenty-five percent (25%) of the Dollar Value minus any amounts paid to a Buyer Indemnified Party in accordance with this Article 7 (the “Security Amount”), (B) Seller shall retain in a separate bank account designated for the purpose stated herein any cash amounts comprising the Security Amount, and (C) Seller shall retain in its principal corporate offices or in a safe deposit box at the same bank one or more stock certificate(s) representing the shares of common stock of Parent comprising the Security Amount, which stock certificate(s) shall bear a restrictive legend, and which underlying shares shall be subject to stop transfer restrictions, imposed by Parent consistent with this Section. Seller shall hold the Security Amount in a combination of forty-five percent (45%) in cash and fifty-five percent (55%) in Parent’s common stock (valued for such purpose at $1.44 per share).

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1    Termination.    Without limiting the provisions of Section 8.2, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing whether before or after the requisite approval of the stockholders of Seller:

(a)  by mutual written consent duly authorized by the Boards of Directors of Parent, Buyer and Seller;

(b)  by any party if the Closing Date shall not have occurred by May 31, 2003 (the “End Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose (or whose affiliate’s) action or failure to act has been a principal cause of or resulted in the failure of the Closing Date to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c)  by any party if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby, which order, decree, ruling or other action is final and nonappealable;

(d)  by either Seller or Buyer if the required approval of the stockholders of Seller contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Seller stockholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Seller where the failure to obtain Seller stockholder approval shall have been caused by (i) the action or failure to act of Seller and such action or failure to act constitutes a breach by Seller of this Agreement or (ii) a breach of any Support Agreement by any party thereto other than Buyer;

(e)  by Buyer (at any time prior to the adoption and approval of this Agreement and the Liquidation by the required vote of the stockholders of Seller) if a Seller Triggering Event (as defined below) shall have occurred;

(f)  by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation or warranty of Seller shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Seller’s representations and warranties or breach by Seller is curable by Seller through the exercise of its commercially reasonable efforts, then Buyer may not terminate this

Agreement under this Section 8.1(f) prior to the date that is twenty (20) business days following the date of such breach, provided Seller continues to exercise commercially reasonable efforts to cure such breach (it being understood that Buyer may not terminate this Agreement pursuant to this paragraph (f) if it shall have materially breached this Agreement or if such breach by Seller is cured prior to the date that is twenty (20) business days following the date of such breach).

(g)  by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Buyer set forth in this Agreement, or if any representation or warranty of Parent or Buyer shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent’s or Buyer’s representations and warranties or breach by Parent or Buyer is curable by Parent or Buyer through the exercise of its commercially reasonable efforts, then Seller may not terminate this Agreement under this Section 8.1(g) prior to the date that is twenty (20) business days following the date of such breach, provided Parent and Buyer continue to exercise commercially reasonable efforts to cure such breach (it being understood that Seller may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Parent or Buyer is cured prior to the date that is twenty (20) business days following the date of such breach).

For the purposes of this Agreement, a “Seller Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Seller or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Buyer its recommendation in favor of the adoption and approval of this Agreement or the approval of the Liquidation; (ii) Seller shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Seller in favor of the adoption and approval of the Agreement and the Liquidation; (iii) the Board of Directors of Seller fails to reaffirm its recommendation in favor of the adoption and approval of the Agreement and the Liquidation within ten (10) days after Buyer requests in writing that such recommendation be reaffirmed; (iv) the Board of Directors of Seller or any committee thereof shall have approved or recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of Seller shall have been commenced by a Person unaffiliated with Buyer, and Seller shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Seller recommends rejection of such tender or exchange offer.

8.2    Effect of Termination.    In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, or its affiliates, officers, directors or stockholders, provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Section 5.4 (Confidentiality), Section 5.10 (Public Disclosure), Article 9 and this Section 8.2 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE 9

GENERAL

9.1    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

(a)	if to Parent or Buyer, to:

Sirenza Microdevices, Inc.

522 Almanor Avenue

Sunnyvale, California 94086

Attention: Chief Financial Officer

Facsimile No.: (408) 739-0952

with copies to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention: Steven V. Bernard, Esq.

Facsimile No.: (650) 493-6811

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Street Tower, Suite 3300

San Francisco, California 94105

Attention: Steve L. Camahort, Esq.

Facsimile No.: (415) 947-2099

(b)	if to Seller, to:

Vari-L Company, Inc.

4895 Peoria Street

Denver, Colorado 80239

Attention: Chief Financial Officer

Facsimile No.: (303) 373-3868

with a copy to:

Cooley Godward LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021

Attention: James Linfield, Esq.

Facsimile No.: (720) 566-4099

9.2    Amendment.    This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

9.3    Extension; Waiver.    At any time prior to the Closing, Buyer, on the one hand, and Seller, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.4    Entire Agreement; Assignment.    This Agreement, the Exhibits hereto, the Seller Disclosure Schedule, the Parent Disclosure Schedule, the Non-Disclosure Agreement, the Collateral Agreements and the documents and instruments and other agreements among the parties hereto referenced herein: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof; (ii) are not intended to confer upon any other person any rights or remedies hereunder; and (iii) shall not be assigned by operation of law or otherwise, except that Buyer may assign its rights and delegate its obligations hereunder to its affiliates as long as Buyer remains ultimately liable for all of Buyer’s obligations hereunder.

9.5    Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6    Other Remedies.    Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.7    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.8    Jurisdiction and Venue.    Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Santa Clara County, State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

9.9    Waiver of Jury Trial.    Each of the parties hereto hereby irrevocably waives all right to trial by jury and any action, proceeding or counterclaim (whether based on contract, tort, or otherwise) arising out of or relating to this Agreement or the actions of any party hereto in negotiation, administration, performance or enforcement hereof.

9.10    Fees and Expenses.

(a)  General.    Except as set forth in this Section 9.10, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the transactions contemplated hereby are consummated.

(b)  Termination Fee.

(i)  In the event that (A) Buyer shall terminate this Agreement pursuant to Section 8.1(e), (B) Buyer shall terminate this Agreement pursuant to Section 8.1(f) and within twelve months after such termination, Seller shall enter into a definitive agreement with respect to any Acquisition Transaction or any Seller Acquisition shall be consummated, or (C) this Agreement shall be terminated pursuant to Section 8.1(b) or Section 8.1(d) and (1) at or prior to such termination, there shall exist or have been proposed an Acquisition Proposal, and (2) within twelve months after such termination, Seller shall enter into a definitive agreement with respect to any Acquisition Transaction or an Acquisition Transaction shall be consummated, then, in the case of (A), within one business day after the date of such termination, and in the case of (B) or (C), upon the earlier to occur of (x) one business day after the entering into of a definitive agreement with respect to any Acquisition Transaction and (y) immediately prior to the consummation of a Acquisition Transaction, Seller shall pay to Buyer an amount in cash equal to $1.0 million (the “Termination Fee”). Notwithstanding the foregoing, (i) Buyer shall not be entitled to the Termination Fee in the event that Buyer shall have previously received the Prepayment Fee (as defined in the Loan Facility), and (ii) upon receipt of the Termination Fee, Buyer shall waive any right to the Prepayment Fee. Notwithstanding the foregoing, the parties acknowledge that the Termination Fee does not represent a liquidated damage amount for any breach by Seller of any provision of this Agreement, and shall be payable in addition to and irrespective of any amount otherwise recoverable by Buyer under this Agreement or otherwise by reason of such breach.

(ii)  Seller acknowledges that the agreements contained in this Section 9.10(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if the Seller fails to pay in a timely manner the amounts due pursuant to this Section 9.10(b) and, in order to obtain such payment, Buyer makes a claim that results in a judgment against the Seller for the amounts set forth in this Section 9.10(b), the Seller shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.10(b) at the prime rate of Bank of America N.A. in effect on the date such payment was required to be made.

9.11    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

SIRENZA MICRODEVICES, INC.

By:	/s/ GERALD L. QUINNELL
Name:	Gerald L. Quinnell
Title:	EVP Business Development

VARI-L COMPANY, INC.

By:	/s/ CHARLES R. BLAND
Name:	Charles R. Bland
Title:	President & CEO

OLIN ACQUISITION CORPORATION

By:	/s/ THOMAS J. SCANNELL
Name:	Thomas J. Scannell
Title:	President

Annex B

AMENDED PLAN OF DISSOLUTION

OF

VARI-L COMPANY, INC.

This Amended Plan of Dissolution (the “Plan”) is intended to accomplish the dissolution and winding-up of Vari-L Company, Inc. a Colorado corporation (“Vari-L”), in accordance with the Colorado Business Corporation Act as follows:

1.    The Board of Directors of Vari-L (the “Board of Directors”) has adopted this Plan, recommended it to the shareholders of Vari-L and called a special meeting (the “Meeting”) of the holders of Vari-L’s common stock to approve the dissolution of Vari-L pursuant to this plan of dissolution. If shareholders holding a majority of Vari-L’s outstanding common stock, par value $0.01 per share (the “Common Stock”), vote in favor of the approval of this Plan at the Meeting, the Plan shall constitute the adopted Plan of Vari-L as of the date of the Meeting, or such later date on which the shareholders may approve the dissolution of Vari-L pursuant to the Plan if the Meeting is adjourned to a later date (the “Adoption Date”).

2.    Pursuant to the terms of that certain Asset Purchase Agreement dated as of December 2, 2002, among Vari-L, Sirenza Microdevices, Inc., a Delaware corporation (“Parent”), and Olin Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Buyer”), (the “Purchase Agreement”), Vari-L will be retaining certain rights, assets and liabilities in connection with the sale of assets pursuant to the Purchase Agreement, including its cash and cash equivalents, certain contractual rights, and certain of its general ledger accounts as specified in the Purchase Agreement. If, notwithstanding the approval of the dissolution pursuant to this Plan by the shareholders of Vari-L, the Board of Directors determines that it would be in the best interests of Vari-L’s shareholders or creditors for Vari-L not to dissolve, the dissolution of Vari-L pursuant to this Plan may be abandoned or delayed until a future date to be determined by the Board of Directors.

3.    From and after the Adoption Date, contingent upon the consummation of the transactions contemplated by the Purchase Agreement, and subject to the discretionary right of the Board of Directors to abandon or delay implementation of this Plan as described in Section 2 above and further subject to any limitations contained in the Purchase Agreement, Vari-L shall complete the following corporate actions:

(a)  Vari-L shall determine whether and when to (i) transfer Vari-L’s remaining property and assets to a liquidating trust (established pursuant to Section 6 hereof), or (ii) collect, sell, exchange or otherwise dispose of all of its property and assets in one or more transactions upon such terms and conditions as the Board of Directors, in its absolute discretion, deems expedient and in the best interests of Vari-L and the shareholders and creditors of Vari-L, without any further vote or action by Vari-L’s shareholders. It is understood that Vari-L will be permitted to commence the sale and disposition of its assets as soon as possible following the adoption of this Plan by the Board of Directors and approval of the dissolution of Vari-L pursuant to this Plan by the shareholders of Vari-L in order to attain the highest value for such assets and maximize value for its shareholders and creditors. Vari-L’s assets and properties may be sold in bulk to one buyer or a small number of buyers or on a piecemeal basis to numerous buyers. Vari-L will not be required to obtain appraisals or other third party opinions as to the value of its properties and assets in connection with the liquidation. In connection with such collection, sale, exchange and other disposition, Vari-L shall use commercially reasonable efforts to collect or make provision for the collection of all accounts receivable, debts and claims owing to Vari-L.

(b)  Vari-L shall pay or, as determined by the Board of Directors, make reasonable provision to pay, all claims, liabilities and obligations of Vari-L, including all unascertained, contingent, conditional or unmatured claims known to Vari-L and all claims which are known to Vari-L but for which the identity of the claimant is unknown.

(c)  Subject to the approval of any such distribution by the Board of Directors, Vari-L shall distribute pro rata to its shareholders available cash, including the cash proceeds of any sale, exchange or disposition, except such cash, property or assets as are required for paying or making reasonable provision for the liabilities and obligations of Vari-L. Such distribution may occur all at once or in a series of distributions and shall be in cash or assets, in such amounts, and at such time or times, as the Board of Directors or the Trustees (as defined in Section 6 hereof), in their absolute discretion, may determine. If and to the extent deemed necessary, appropriate or desirable by the Board of Directors or the Trustees, in their absolute discretion, Vari-L may establish and set aside a reasonable amount of cash and/or property (the “Contingency Reserve”) to satisfy claims against and unmatured or contingent liabilities and obligation of Vari-L, including, without limitation, tax obligations, and all expenses of the sale of Vari-L’s property and assets, of the collection and defense of Vari-L’s property and assets, and the liquidation and dissolution provided for in this Plan.

(d)  As contemplated by the Purchase Agreement, Vari-L shall change its corporate name to VL Dissolution Corporation by amending its Articles of Incorporation and take such other actions within Vari-L’s power as may be necessary or appropriate to permit Buyer immediately after the closing of the Purchase Agreement to use Vari-L’s present corporate name.

4.  Any distributions to the shareholders of Vari-L pursuant to Section 3 and 6 hereof shall be in complete redemption and cancellation of all of the outstanding Common Stock of Vari-L. As a condition to receipt of any distribution to Vari-L’s shareholders, the Board of Directors or the Trustees, in their absolute discretion, may require the shareholders to (i) surrender their certificates evidencing the Common Stock to Vari-L or its agents for recording of such distributions thereon or (ii) furnish Vari-L with evidence satisfactory to the Board of Directors or the Trustees of the loss, theft or destruction of their certificates evidencing the Common Stock, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Board of Directors or the Trustees. As a condition to receipt of any final distribution to Vari-L’s shareholders, the Board of Directors or the Trustees, in their absolute discretion, may require the shareholders to (i) surrender their certificates evidencing the Common Stock to Vari-L or its agent for cancellation or (ii) furnish Vari-L with such security or indemnity. Vari-L will finally close its stock transfer books and discontinue recording transfers of Common Stock on the earliest to occur of (i) the close of business on the record date fixed by the Board of Directors for the final liquidating distribution, (ii) the close of business on the date on which the remaining assets of Vari-L are transferred to the Trust or (iii) such other date on which the Board of Directors, in accordance with applicable law, determines and close such stock transfer books, and thereafter certificates representing Common Stock will not be assignable or transferable on the books of Vari-L except by will, intestate succession, or operation of law.

5.    If any distribution to a shareholder cannot be made, whether because the shareholder cannot be located, has not surrendered its certificates evidencing the Common Stock as required hereunder or for any other reason, the distribution to which such shareholder is entitled (unless transferred to the Trust established pursuant to Section 6 hereof) shall be transferred, at such time as the final liquidating distribution is made by Vari-L, to the official of such state or other jurisdiction authorized by applicable law to receive the proceeds of such distribution. The proceeds of such distribution shall thereafter be held solely for the benefit of and for ultimate distribution to such shareholder as the sole equitable owner thereof and shall be treated as abandoned property and escheat to the applicable state or other jurisdiction in accordance with applicable law. In no event shall the proceeds of any such distribution revert to or become the property of Vari-L.

6.    If deemed necessary, appropriate or desirable by the Board of Directors, in its absolute discretion, in furtherance of the liquidation and distribution of Vari-L’s assets to the shareholders, as a final liquidating distribution or from time to time, Vari-L shall transfer to one or more liquidating trustees (the “Trustees”), for the benefit of its shareholders and/or creditors, under one or more liquidating trusts (each a “Trust” and collectively the “Trusts”), any assets of Vari-L which are (a) not reasonably susceptible to distribution to the shareholders, including without limitation non-cash assets and assets held on behalf of the shareholders (i) who cannot be located or who do not tender their certificates evidencing the Common Stock to Vari-L or its agent as herein above required or (ii) to whom distributions may not be made based upon restrictions under contract or law, including, without limitation, restrictions of the federal securities laws and regulations promulgated thereunder, or (b) held as the Contingency Reserve. The Board of Directors may appoint one or more individuals, corporations, partnerships or other persons, or any combination thereof, including, without limitation, any one or more officers, directors, employees, agents or representatives of Vari-L, to act as the initial Trustee or Trustees for the benefit of the shareholders and to receive any assets of Vari-L. Any Trustees appointed as provided in the preceding sentence shall succeed to all right, title and interest of Vari-L of any kind and character with respect to such transferred assets and, to the extent of the assets so transferred and solely in their capacity as Trustees, shall assume all of the liabilities and obligations of Vari-L, including, without limitation, any unsatisfied claims and unascertained or contingent liabilities. Further, any conveyance of assets to the Trustees shall be deemed to be a distribution of property and assets by Vari-L to the shareholders for the purposes of Section 3 of this Plan. Any such conveyance to the Trustees shall be in trust for the creditors and the shareholders of Vari-L. Vari-L, subject to this Section and as authorized by the Board of Directors, in its absolute discretion, may enter into one or more liquidating trust agreements with the Trustees, on such terms and conditions as the Board of Directors, in its absolute discretion, may deem necessary, appropriate or desirable.

7.    After the Adoption Date, but subject to Section 2 above, the officers of Vari-L shall, at such time as the Board of Directors, in its absolute discretion, deems necessary, appropriate or desirable, obtain any certificates required from the Colorado tax authorities and, upon obtaining such certificates, Vari-L shall file with the Secretary of State of the State of Colorado articles of dissolution in accordance with the Colorado Business Corporation Act. After the filing of the Articles of Dissolution, Vari-L shall not engage in any business activities except as is appropriate to wind up and liquidate its business and affairs in accordance with this Plan. Notwithstanding the above, Vari-L shall not complete its dissolution or wind-up until the later of March 31, 2004 and the date that all indemnification claims made by Sirenza and its related parties under the Purchase Agreement prior to March 31, 2004 have been resolved.

8.    Upon approval of this Plan by the holders of a majority of Vari-L’s outstanding Common Stock, the Board of Directors shall have the authority to take all actions in furtherance of the Plan. The exercise of such authority shall be subject to all applicable legal requirements and the Board’s fiduciary duties.

9.    In connection with and for the purposes of implementing and assuring completion of this Plan, Vari-L may, in the absolute discretion of the Board of Directors, pay any brokerage, agency, professional and other fees and expenses of persons rendering services to Vari-L in connection with the collection, sale, exchange or other disposition of Vari-L’s property and assets and the implementation of this Plan.

10.    In connection with and for the purpose of implementing and assuring completion of this Plan, Vari-L may, in the absolute discretion of the Board of Directors and subject to its fiduciary duties and any applicable law or contractual restrictions on Vari-L, pay Vari-L’s officers, directors, employees, agents and representatives, or any of them, compensation or additional compensation above their regular compensation, in money or other property, as severance, bonus, acceleration of vesting of stock or stock options, or in any other form, in recognition of the extraordinary efforts they, or any of them, will be required to undertake, or actually undertake, in connection with the implementation of this Plan.

11.    Vari-L shall continue to indemnify its officers, directors, employees, agents and representatives in accordance with its certificate of incorporation, as amended, and by-laws and any contractual arrangements, for the actions taken in connection with this Plan and the winding-up of the affairs of Vari-L. Vari-L’s obligation to indemnify such persons may also be satisfied out of the assets of any Trust. The Board of Directors and the Trustees, in their absolute discretion, are authorized to obtain and maintain insurance as may be necessary or appropriate to cover Vari-L’s obligation hereunder, including seeking an extension in time and coverage of Vari-L’s insurance policies currently in effect.

12.    Notwithstanding approval of or consent to this Plan and the transactions contemplated hereby by Vari-L’s shareholders, the Board of Directors may modify, amend or abandon this Plan and the transactions contemplated hereby without further action by the shareholders to the extent permitted by the Colorado Business Corporation Act.

13.    Notwithstanding any provision of this Plan to the contrary, this Plan shall not be deemed an authorization for Vari-L to act in contravention of any limitation imposed on Vari-L by the Purchase Agreement.

Annex C

December 2, 2002

The Board of Directors

Vari-L Company, Inc.

4895 Peoria Street

Denver, Colorado 80239

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Vari-L Company, Inc., a Colorado corporation (the “Company”), of the consideration to be received in the sale of assets (the “Sale”) of the Company pursuant to that certain Asset Purchase Agreement (the “Agreement”) made as of December 2, 2002, by and among Sirenza Microdevices, Inc., a Delaware corporation (“Sirenza”), Olin Acquisition Corporation, a Delaware corporation and wholly-owned owned subsidiary of Sirenza (“Buyer”) and the Company. The Company, Buyer and Sirenza are sometimes referred to herein as the “Parties”, or individually as a “Party”. The Agreement provides that Buyer will be the acquiring corporation in the Sale. The Agreement further provides that the Company will receive $13,650,000 in the aggregate in the form of cash and Sirenza stock, plus the assumption by Sirenza of $1,353,862 in Tranche A debt, less all outstanding Tranche B debt and less all accrued interest due on outstanding Tranche A debt and Tranche B debt (collectively, the “Sale Consideration”). The Sale Consideration to the Company will be adjusted as provided in the Agreement and will be paid in a ratio of 55:45 Sirenza stock to cash. The terms and conditions of the Sale are set forth in more detail in the Agreement.

In connection with rendering our opinion, we have reviewed the Agreement. We have also reviewed and analyzed certain publicly available business and financial information relating to the Parties for recent years and interim periods to date, as well as certain internal financial and operating information, including certain forward looking financial information prepared by or on behalf of the Parties and provided to us for purposes of our analysis, and we have met with certain representatives of the Parties to review and discuss such information and, among other matters, the Parties’ business, financial condition, results of operations and prospects.

We have reviewed and considered certain financial and stock market data relating to the Parties, and we have compared that data with similar data for certain other publicly traded companies that we believe may be comparable in certain respects to the respective Parties or their business. We have also reviewed and considered the financial terms of certain recent acquisitions and business combination transactions that we believe to be reasonably comparable to the Sale or otherwise relevant to our inquiry. We have also performed such other studies, analyses and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

In our review and analysis, and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to us, discussed with us or made available to us, including the Company’s and Sirenza’s forward looking financial information referenced above, and we have not assumed any responsibility for independent verification of, and express no opinion as to the accuracy of, any of such information. With respect to the Company’s and Sirenza’s forward looking financial information, we have relied upon the reasonableness and accuracy of the information furnished to us, and have assumed that such information was reasonably prepared in good faith and on a basis reflecting the best currently available judgments and estimates of the Company’s and Sirenza’s management as of the date thereof. We have also assumed that management of each Party is unaware of any facts not disclosed to us that would make any of the information provided to us materially incomplete or misleading. We have not reviewed any of the books and records of the Company or Sirenza or conducted, or assumed any responsibility for conducting, a physical inspection of the properties or facilities of either Party or for making or obtaining an independent valuation or

C-1

The Board of Directors

Vari-L Company, Inc.

December 2, 2002

appraisal of the assets or liabilities of either Party, and no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other circumstances as they currently exist and can be evaluated by us as of the date hereof. Finally, we have assumed that the Sale will be consummated in a manner consistent with the terms and conditions set forth in the Agreement in its present form without material waiver or modification.

We have acted as financial advisor to the Company in connection with the Sale and will receive a fee for our services relating to the Sale, which services include rendering this opinion. A significant portion of such fee is contingent upon consummation of the Sale.

Our opinion addresses only the fairness of the Sale Consideration from a financial point of view to the Company pursuant to the Agreement and does not address the Company’s underlying business decision to effect the Sale.

Our advisory services and the opinion expressed herein are provided for the benefit and use of the Board of Directors of the Company in its evaluation of the Sale and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, provided, however, that the Proxy Statement to be filed in connection with the Sale (the “Proxy Statement”) may refer to our opinion, disclose the analysis performed by us in connection with our opinion, and include our opinion as an exhibit. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Sale. We have been engaged and are acting solely as an advisor to the Company and not as an advisor to or agent of any other person.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Sale Consideration to be received by the Company pursuant to the Agreement is fair to the Company from a financial point of view.

Very truly yours,

/s/ GREEN MANNING & BUNCH, LTD.

Green Manning & Bunch, Ltd.

C-2

Annex D

STOCKHOLDER SUPPORT AGREEMENT

THIS STOCKHOLDER SUPPORT AGREEMENT (the “Agreement”) is entered into as of December     , 2002, by and among OLIN ACQUISITION CORPORATION, a Delaware corporation (“Buyer”), VARI-L COMPANY, INC., a Colorado corporation (“Seller”), and the undersigned stockholder of Seller (“Stockholder”).

RECITALS

A.    Buyer, Seller and Steeler, Inc., a Delaware corporation and the corporate parent of Buyer (“Parent”), are entering into an Asset Purchase Agreement of even date herewith (the “Purchase Agreement”) which provides (subject to the conditions set forth therein) for the sale by Seller of the Acquired Assets (as defined in the Purchase Agreement), including substantially all of the assets of the Business (as defined in the Purchase Agreement) to Buyer in exchange for shares of common stock of Parent, cash and the assumption of certain Seller liabilities by Buyer as specified in the Purchase Agreement (the “Transaction”).

B.    Following the Closing of the Transaction, Seller intends to effect the liquidation, dissolution and winding-up of the Seller in the manner contemplated by the Purchase Agreement (the “Liquidation”).

C.    In order to induce Parent and Buyer to enter into the Purchase Agreement, the Stockholder (solely in his, her or its capacity as such) is entering into this Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.    Certain Definitions

For purposes of this Agreement:

(a)  All capitalized terms used but not otherwise defined in this Agreement have the meanings given to them in the Purchase Agreement.

(b)  “Seller Capital Stock” shall mean the shares of capital stock of Seller, including, without limitation, the common stock, par value $0.01 per share, of Seller.

(c)  “Expiration Date” shall mean the earlier of (i) the date upon which the Purchase Agreement is validly terminated in accordance with its terms, or (ii) the Closing Date.

(d)  The Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if the Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

(e)  “Person” shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

(f)  “Subject Securities” shall mean: (i) all securities of Seller (including all shares of Seller Capital Stock and all options, warrants and other rights to acquire shares of Seller Capital Stock) Owned by the Stockholder as of the date of this Agreement; and (ii) all additional securities of Seller (including all additional shares of Seller Capital Stock and all additional options, warrants and other rights to acquire shares of Seller Capital Stock) of which the Stockholder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

(g)  A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein, or (iii) enters into any contract, option, short sale, equity swap, hedge or other arrangement or undertaking with respect to the direct or indirect actual or potential sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of such security.

Section 2.    Restrictions On Transfer Of Subject Securities

2.1    Restriction on Transfer of Subject Securities.    During the period from the date of this Agreement through the Expiration Date, the Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected, unless each Person to which any such Subject Securities, or any interest therein, is Transferred shall have first executed a binding counterpart of this Agreement and a proxy in the form attached hereto as Exhibit A, and shall have delivered copies of same to Buyer. Seller shall cause its transfer agent to decline to transfer such Subject Securities and to note stop transfer restrictions on the stock register and other pertinent Seller records relating to the Subject Securities through the Expiration Date.

2.2    Transfer of Voting Rights.    The Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, the Stockholder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities (other than pursuant to this Agreement).

Section 3.    Covenants Of The Stockholder

3.1    Voting Agreement.    The Stockholder hereby agrees that, during the period from the date of this Agreement through the Expiration Date, at any meeting of stockholders of Seller, however called, and in any written action by consent of stockholders of Seller, the Stockholder shall cause all outstanding shares of Seller Capital Stock that are Owned by the Stockholder as of the record date fixed for such meeting to be voted:

(a)  in favor of the approval and adoption of the Purchase Agreement, in favor of the Transaction and each of the other transactions contemplated by the Purchase Agreement (including the Liquidation), and in favor of any action in furtherance of any of the foregoing;

(b)  against approval of any proposal (including an Acquisition Proposal) made in opposition to, or in competition with (i) the consummation of the Transaction, or (ii) the consummation of any of the other actions contemplated by the Purchase Agreement (including the Liquidation); and

(c)  against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect (i) the Transaction, or (ii) any of the other actions contemplated by the Purchase Agreement (including the Liquidation).

3.2    Irrevocable Proxy.    Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to Buyer, and shall cause any other holders of record of Subject Securities beneficially owned by Stockholder to deliver to Buyer, an executed proxy in the form attached hereto as Exhibit A (the “Proxy”) with respect to all of the issued and outstanding shares of Seller Capital Stock that now or hereafter may be Owned by the Stockholder, which Proxy shall be irrevocable to the fullest extent permissible by applicable law.

3.3    Non-Solicitation.    The Stockholder hereby agrees not to directly or indirectly take any action that if taken by the Seller would violate any provision of Section 5.7 of the Purchase Agreement.

Section 4.    Representations And Warranties Of The Stockholder

The Stockholder hereby represents and warrants as follows:

4.1    Authorization, etc.    The Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his, her or its obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by the Stockholder and constitute legal, valid and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.2    No Conflicts or Consents.    The execution and delivery of this Agreement and the Proxy by the Stockholder do not, and the performance of this Agreement and the Proxy by the Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to the Stockholder or by which the Stockholder or any of the Stockholder’s properties is or may be bound or affected, or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s affiliates or properties is or may be bound or affected. The execution and delivery of this Agreement and the Proxy by the Stockholder do not, and the performance of this Agreement and the Proxy by the Stockholder will not, require any consent or approval of any Person.

4.3    Title to Securities.    The Stockholder hereby represents and warrants to Buyer that, as of the date hereof: (i) the Stockholder is the beneficial owner of the number of issued and outstanding shares of Seller Capital Stock set forth on signature page of this Agreement, (ii) the Stockholder is the record owner of the number of issued and outstanding shares of Seller Capital Stock set forth on signature page of this Agreement, with full power to vote or direct the voting of such shares for and on behalf of all beneficial owners of such shares; (iii) the Stockholder Owns the number of issued and outstanding options, warrants and other rights to purchase shares of Seller Capital Stock set forth on the signature page of this Agreement; (iv) all such shares of Seller Capital Stock and rights to purchase such shares are and will be free and clear of any liens, pledges, security interests, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances; and (v) the Stockholder does not beneficially own any securities of Seller other than as stated above.

Section 5.    Miscellaneous

5.1    Further Assurances.    From time to time and without additional consideration, the Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

5.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Stockholder:

at the address set forth below the Stockholder’s signature on the signature page hereof if to Buyer:

Sirenza Microdevices, Inc.

522 Almanor Avenue

Sunnyvale, California 94086

Attention: Chief Financial Officer

Facsimile No.: (408) 739-0952

with copies to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention: Steven V. Bernard, Esq.

Facsimile: (650) 493-6811

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Street Tower, Suite 3300

San Francisco, California 94105

Attention: Steve L. Camahort, Esq.

Facsimile: (415) 947-2099

if to Seller:

Vari-L Company, Inc.

4895 Peoria Street

Denver, Colorado 80239

Attention: Chief Financial Officer

Facsimile No.: (303) 373-3870

with a copy to:

Cooley Godward LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021

Attention: James Linfield, Esq.

Facsimile: (720) 566-4099

5.3    Severability.    If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

5.4    Entire Agreement; Amendment.    This Agreement and the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

5.5    Assignment; Binding Effect.    Neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by any party hereto and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon the Stockholder and his heirs, estate, executors, personal representatives, successors and assigns, and shall inure to the benefit of Buyer and its successors and assigns. Notwithstanding the foregoing, Buyer may assign this Agreement to any direct or indirect parent company or wholly owned subsidiary without the consent of any other party hereto being required. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than the parties hereto and their respective successors and assigns) any rights or remedies of any nature.

5.6    Specific Performance.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy was not performed in accordance with its specific terms or was otherwise breached. The Stockholder agrees that, in the event of any breach or threatened breach by the Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, Buyer shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. The Stockholder further agrees that neither Buyer nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.6, and the Stockholder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.7    Governing Law; Waiver of Jury Trial.    This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of California (without giving effect to principles of conflicts of laws). THE STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

5.8    Counterparts.    This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

5.9    Captions.    The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

5.10    Waiver.    No failure on the part of a party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of a party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. A party hereto shall not be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy of such party under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.11    Capacity as Stockholder.    The provisions of this Agreement shall only bind the Stockholder in the Stockholder’s capacity as a stockholder of Seller and shall in no way affect any actions taken by the Stockholder or any affiliate of the Stockholder in his or her capacity as an officer or director of Seller.

5.12    Construction.

(a)  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)  The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)  Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Buyer, Seller and the Stockholder have caused this Stockholder Support Agreement to be executed as of the date first written above.

Seller:	Buyer:

Vari-L Company, Inc.	Olin Acquisition Corporation

By:	By:

Name:	Name:

Title:	Title:

Stockholder:

(Signature)

(Print Name)

Address:

Facsimile:

Seller Capital Stock Held of Record:

Seller Capital Stock Beneficially Owned:

Options and Other Rights Owned:

EXHIBIT A

IRREVOCABLE PROXY

The undersigned stockholder of Vari-L Company, Inc., a Colorado corporation (the “Seller”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Olin Acquisition Corporation, a Delaware corporation (the “Buyer”), any individual designated in writing by Buyer, and each of them, as the sole and exclusive attorneys-in-fact and proxies of the undersigned with full power of substitution and resubstitution with respect to all outstanding shares of capital stock of the Seller now or hereafter owned of record by the undersigned (the “Shares”), which Shares (as of the date hereof) are specified on the final page of this proxy. Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares until after the Expiration Date (as defined in the Voting Agreement).

This proxy is irrevocable, is coupled with an interest and is granted in connection with the Stockholder Support Agreement, dated as of the date hereof, among Buyer, Seller and the undersigned (the “Voting Agreement”), and is granted in consideration of Parent and the Buyer entering into the Asset Purchase Agreement, dated as of the date hereof, among Parent, Buyer and Seller (the “Purchase Agreement”). All capitalized terms used but not otherwise defined in this proxy have the meanings given to them in the Voting Agreement.

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote or grant consents with respect to the Shares at any time through and until the Expiration Date at any meeting of stockholders of Seller, however called, or in connection with any solicitation of written consents from stockholders of Seller:

(a)  in favor of the approval and adoption of the Purchase Agreement, in favor of the Transaction and each of the other transactions contemplated by the Purchase Agreement (including the Liquidation), and in favor of any action in furtherance of any of the foregoing;

(b)  against approval of any proposal (including an Acquisition Proposal) made in opposition to, or in competition with (i) the consummation of the Transaction, or (ii) the consummation of any of the other actions contemplated by the Purchase Agreement (including the Liquidation); and

(c)  against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect (i) the Transaction, or (ii) any of the other actions contemplated by the Purchase Agreement (including the Liquidation).

The undersigned may vote the Shares on all other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

This proxy shall terminate upon the Expiration Date.

Dated: December     , 2002

Stockholder

(Signature)

(Print Name)

Shares Held of Record

Common Stock

Annex E

ARTICLE 113 OF THE COLORADO BUSINESS CORPORATION ACT

§ 7-113-101.    Definitions

For purposes of this article:

(1)    “Beneficial shareholder” means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)    “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

(3)    “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

(4)    “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

(5)    “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in Section 5-12-101, C.R.S.

(6)    “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in Section 7-107-204.

(7)    “Shareholder” means either a record shareholder or a beneficial shareholder.

§ 7-113-102.    Right to dissent

(1)    A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a)    Consummation of a plan of merger to which the corporation is a party if:

(I)    Approval by the shareholders of that corporation is required for the merger by Section 7-111-103 or 7-111-104 or by the articles of incorporation; or

(II)    The corporation is a subsidiary that is merged with its parent corporation under Section 7-111-104;

(b)    Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c)    Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Section 7-112-102(1); and

(d)    Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Section 7-112-102(2).

(1.3)    A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

(a)    The record date fixed under Section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders’ meeting at which the corporate action is submitted to a vote;

(b)    The record date fixed under Section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

(c)    The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(1.8)    The limitation set forth in subsection (1.3) of this Section shall not apply if the shareholder will receive for the shareholder’s shares, pursuant to the corporate action, anything except:

(a)    Shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b)    Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or on the national market system of the national association of securities dealers automated quotation system, or will be held of record by more than two thousand shareholders;

(c)    Cash in lieu of fractional shares; or

(d)    Any combination of the foregoing described shares or cash in lieu of fractional shares.

(2)    Deleted by Laws 1996, H.B.96-1285, § 30, eff. June 1, 1996.

(2.5)    A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under Section 7-106-104.

(3)    A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4)    A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this Article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 7-113-103.    Dissent by nominees and beneficial owners

(1)    A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2)    A beneficial shareholder may assert dissenters’ rights as to the shares held on the beneficial shareholder’s behalf only if:

(a)    The beneficial shareholder causes the corporation to receive the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)    The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3)    The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters’ rights as to all such shares as to which there is no limitation on the ability to exercise dissenters’ rights. Any such requirement shall be stated in the dissenters’ notice given pursuant to Section 7-113-203.

§ 7-113-201.    Notice of dissenters’ rights

(1)    If a proposed corporate action creating dissenters’ rights under Section 7-113-102 is submitted to a vote at a shareholders’ meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this Article and shall be accompanied by a copy of this Article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders’ meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this Article by reason of the shareholder’s failure to comply with the provisions of Section 7-113-202(1).

(2)    If a proposed corporate action creating dissenters’ rights under Section 7-113-102 is authorized without a meeting of shareholders pursuant to Section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in Section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters’ rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders’ meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to Section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this Article by reason of the shareholder’s failure to comply with the provisions of Section 7-113-202(2).

§ 7-113-202.    Notice of intent to demand payment

(1)    If a proposed corporate action creating dissenters’ rights under Section 7-113-102 is submitted to a vote at a shareholders’ meeting and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to Section 7-113-201(1), a shareholder who wishes to assert dissenters’ rights shall:

(a)    Cause the corporation to receive, before the vote is taken, written notice of the shareholder’s intention to demand payment for the shareholder’s shares if the proposed corporate action is effectuated; and

(b)    Not vote the shares in favor of the proposed corporate action.

(2)    If a proposed corporate action creating dissenters’ rights under Section 7-113-102 is authorized without a meeting of shareholders pursuant to Section 7-107-104 and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to Section 7-113-201(2), a shareholder who wishes to assert dissenters’ rights shall not execute a writing consenting to the proposed corporate action.

(3)    A shareholder who does not satisfy the requirements of subsection (1) or (2) of this Section is not entitled to demand payment for the shareholder’s shares under this article.

§ 7-113-203.    Dissenters’ notice

(1)    If a proposed corporate action creating dissenters’ rights under Section 7-113-102 is authorized, the corporation shall give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares under this article.

(2)    The dissenters’ notice required by subsection (1) of this Section shall be given no later than ten days after the effective date of the corporate action creating dissenters’ rights under Section 7-113-102 and shall:

(a)    State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

(b)    State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

(c)    Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d)    Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

(e)    Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this Section is given;

(f)    State the requirement contemplated in Section 7-113-103(3), if such requirement is imposed; and

(g)    Be accompanied by a copy of this article.

§ 7-113-204.    Procedure to demand payment

(1)    A shareholder who is given a dissenters’ notice pursuant to Section 7-113-203 and who wishes to assert dissenters’ rights shall, in accordance with the terms of the dissenters’ notice:

(a)    Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

(b)    Deposit the shareholder’s certificates for certificated shares.

(2)    A shareholder who demands payment in accordance with subsection (1) of this Section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder’s exercise of dissenters’ rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3)    Except as provided in Section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

(4)    A shareholder who does not demand payment and deposit the shareholder’s share certificates as required by the date or dates set in the dissenters’ notice is not entitled to payment for the shares under this article.

§ 7-113-205.    Uncertificated shares

(1)    Upon receipt of a demand for payment under Section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2)    In all other respects, the provisions of Section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

§ 7-113-206.    Payment

(1)    Except as provided in Section 7-113-208, upon the effective date of the corporate action creating dissenters’ rights under Section 7-113-102 or upon receipt of a payment demand pursuant to Section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with Section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.

(2)    The payment made pursuant to subsection (1) of this Section shall be accompanied by:

(a)    The corporation’s balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders’ equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

(b)    A statement of the corporation’s estimate of the fair value of the shares;

(c)    An explanation of how the interest was calculated;

(d)    A statement of the dissenter’s right to demand payment under Section 7-113-209; and

(e)    A copy of this article.

§ 7-113-207.    Failure to take action

(1)    If the effective date of the corporate action creating dissenters’ rights under Section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in Section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)    If the effective date of the corporate action creating dissenters’ rights under Section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in Section 7-113-203, then the corporation shall send a new dissenters’ notice, as provided in Section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

§ 7-113-208.    Special provisions relating to shares acquired after announcement of proposed corporate action

(1)    The corporation may, in or with the dissenters’ notice given pursuant to Section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under Section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter’s payment demand under Section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters’ rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters’ rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in Section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2)    An offer to make payment under subsection (1) of this Section shall include or be accompanied by the information required by Section 7-113-206(2).

§ 7-113-209.    Procedure if dissenter is dissatisfied with payment or offer

(1)    A dissenter may give notice to the corporation in writing of the dissenter’s estimate of the fair value of the dissenter’s shares and of the amount of interest due and may demand payment of such estimate, less any payment made under Section 7-113-206, or reject the corporation’s offer under Section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

(a)    The dissenter believes that the amount paid under Section 7-113-206 or offered under Section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

(b)    The corporation fails to make payment under Section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

(c)    The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 7-113-207(1).

(2)    A dissenter waives the right to demand payment under this Section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this Section within thirty days after the corporation made or offered payment for the dissenter’s shares.

§ 7-113-301.    Court action

(1)    If a demand for payment under Section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2)    The corporation shall commence the proceeding described in subsection (1) of this Section in the district court of the county in this state where the corporation’s principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

(3)    The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this Section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter’s payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, or as provided by law.

(4)    The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this Section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5)    Each dissenter made a party to the proceeding commenced under subsection (2) of this Section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter’s shares for which the corporation elected to withhold payment under Section 7-113-208.

§ 7-113-302.    Court costs and counsel fees

(1)    The court in an appraisal proceeding commenced under Section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 7-113-209.

(2)    The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)    Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

(b)    Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3)    If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Annex F

December 2, 2002

CONFIDENTIAL

Board of Directors

Sirenza Microdevices, Inc.

522 Almanor Avenue

Sunnyvale, CA 94086

Dear Members of the Board:

We understand that Sirenza Microdevices, Inc. (“Sirenza” or “Parent”), Olin Acquisition Corporation, a wholly owned subsidiary of Parent (“Buyer”) and Vari-L Company, Inc. (“Vari-L” or “Seller”), propose to enter into an Asset Purchase Agreement (the “Agreement”) pursuant to which, Buyer will purchase the Acquired Assets (as defined in the Agreement) for the “Stock Consideration”, the “Cash Consideration” and the assumption of the “Assumed Liabilities” (as each such term is defined in the Agreement) (collectively, the “Aggregate Consideration”) (subject to adjustment based on a determination of the Net Asset Balance (as defined in the Agreement) as of the closing date). The terms and conditions of the above described transaction (the “Transaction”) are more fully detailed in the Agreement.

You have requested our opinion as to whether the Aggregate Consideration is fair, from a financial point of view, to holders of Parent Common Stock.

Broadview International LLC (“Broadview”) focuses on providing merger and acquisition advisory services to information technology (“IT”), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Sirenza’s Board of Directors and will receive a fee from Sirenza upon the successful conclusion of the Transaction. We will also receive a fee upon delivery of this opinion.

In rendering our opinion, we have, among other things:

1.)	reviewed the terms of the Agreement in the form of the draft furnished to us by Parent’s legal counsel on November 27, 2002 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed as of the date of this opinion);

2.)	reviewed Vari-L’s annual report on Form 10-K for the fiscal year ended June 30, 2002, including the audited financial statements included therein, and Vari-L’s quarterly report on Form 10-Q for the quarter ended September 30, 2002, including the unaudited financial statements included therein;

3.)	reviewed certain internal financial and operating information concerning Vari-L prepared and furnished to us by Vari-L management;

4.)	reviewed quarterly financial projections through December 31, 2003 for Vari-L, prepared by Vari-L management, Sirenza management, and Broadview and approved by Sirenza management;

5.)	participated in discussions with Vari-L management concerning the operations, business strategy, current financial performance and prospects for Vari-L;

6.)	discussed with Vari-L management its view of the strategic rationale for the Transaction;

F-1

7.)	reviewed the recent reported closing prices and trading activity for Vari-L Common Stock;

8.)	compared certain aspects of the financial performance of Vari-L with public companies we deemed comparable;

9.)	analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

10.)	reviewed Sirenza’s annual report on Form 10-K for the fiscal year ended December 31, 2001, including the audited financial statements included therein, and Sirenza’s quarterly report on Form 10-Q for the period ended September 30, 2002;

11.)	reviewed certain internal historical financial and operating data concerning Sirenza, prepared and provided to us by Sirenza management;

12.)	reviewed quarterly financial projections through December 31, 2003 for Sirenza, prepared by Sirenza management and Broadview, utilizing the CIBC World Markets equity analyst report covering Sirenza, dated October 23, 2002, and approved by Sirenza management;

13.)	participated in discussions with Sirenza’s management concerning the operations, business strategy, current financial performance and prospects for Sirenza;

14.)	discussed with Sirenza management its view of the strategic rationale for the Transaction;

15.)	analyzed the anticipated effect of the Transaction on the future financial performance of Sirenza;

16.)	assisted in negotiations and discussions related to the Transaction among Sirenza, Vari-L and their respective financial and legal advisors; and

17.)	conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to us by Sirenza, Vari-L or Vari-L’s advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Sirenza and Vari-L, respectively, as to the future performance of Sirenza and Vari-L, as applicable. We have neither made nor obtained an independent appraisal or valuation of any of Vari-L’s assets.

For purposes of this opinion, we have assumed that neither Sirenza nor Vari-L is currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion, a reevaluation which we have no obligation to undertake. We express no opinion as to the price at which Parent Common Stock will trade at any time or as to the relative value of any of the components of the Aggregate Consideration. Finally, in rendering our opinion, we have assumed that, in accordance with the Agreement, neither Buyer nor Parent will have any liability for any Excluded Liability (as defined in the Agreement).

F-2

Based upon and subject to the foregoing, and subject to the limitations and assumptions below, we are of the opinion that the Aggregate Consideration is fair, from a financial point of view, to holders of Parent Common Stock.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Sirenza in connection with its consideration of the Transaction. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Registration Statement and Proxy Statement to be distributed to holders of Vari-L Common Stock in connection with the Transaction.

Sincerely,

/s/    BROADVIEW INTERNATIONAL LLC

Broadview International LLC

F-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Article 8 of the Restated Certificate of Incorporation of the Registrant provides in effect that, subject to certain limited exceptions, the Registrant may indemnify its directors and officers to the extent authorized or permitted by the Delaware General Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with certain of its directors and officers providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number		Description
2.1

Asset Purchase Agreement, by and among the registrant, Olin Acquisition Corporation, and Vari-L Company, Inc., dated December 2, 2002 (included as Annex A to the proxy statement/prospectus filed as part of this Registration Statement and incorporated herein by reference).

2.2	(1)(6)	Agreement and Plan of Reorganization by and among the registrant, Xavier Merger Sub, Inc. and Xemod Incorporated, dated as of August 15, 2002.

3.1	(2)	Restated Certificate of Incorporation of registrant.

3.2	(3)	Bylaws of registrant, as amended, as currently in effect.

Exhibit Number	Description
3.3(4)	Certificate of Ownership and Merger of SMDI Sub, Inc. into Stanford Microdevices, Inc., dated as of September 18, 2001 (effecting corporate name change of registrant to “Sirenza Microdevices, Inc.”).

4.1(2)	Form of registrant’s Common Stock certificate.

4.2(2)	Investors’ Rights Agreement, by and among registrant and the parties named therein, dated as of October 4, 1999.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, together with consent.

10.1(5)	Loan Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.2(5)	Security Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.3(5)	Exclusivity and Right of First Refusal Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.4(5)	Resale Registration Rights Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.5(2)	Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers.

10.6*	Non-competition Agreement, by and between Charles R. Bland and registrant, dated December 2, 2002.

10.7*	Non-competition Agreement, by and between Richard P. Dutkiewicz and registrant, dated December 2, 2002.

10.8*	Non-competition Agreement, by and between Timothy G. Schamberger and registrant, dated December 2, 2002.

10.9*	Non-competition Agreement, by and between Daniel J. Wilmot and registrant, dated December 2, 2002.

10.10*	Offer Letter, by and between Charles R. Bland and registrant, dated December 2, 2002.

10.11*	Offer Letter, by and between Richard P. Dutkiewicz and registrant, dated December 2, 2002.

10.12*	Offer Letter, by and between Timothy G. Schamberger and registrant, dated December 2, 2002.

10.13*	Offer Letter, by and between Daniel J. Wilmot and registrant, dated December 2, 2002.

10.14*	Offer Letter, by and between Richard Clark and the registrant, dated August 20, 2002, and Addendum to Letter Agreement dated January 20, 2003.

10.15*	Offer Letter, by and between Joseph Johnson and the registrant, dated September 4, 2002.

10.16*	Offer Letter, by and between Gerald Hatley and the registrant, dated December 8, 1999.

10.17(2)	Change of Control Severance Agreement dated November 23, 1998 between the registrant and Guy Krevet.

10.18(2)	Change of Control Severance Agreement dated December 1, 1998 between the registrant and Gerald Quinnell.

10.19(2)	Offer Letter dated October 22, 1999 between the registrant and Thomas Scannell.

10.20(2)(6)	Services Sale Agreement between the registrant and TRW, Inc. dated August 19, 1998, as amended.

10.21(2)(6)	Foundry Agreement between the registrant and Temic Semiconductor dated September 1, 1999.

10.22(2)(6)	Volume Purchase Agreement between the registrant and Nortel Networks dated September 1, 1999.

Exhibit Number	Description
10.23(3)(6)	Contract Change Notice Amendment No. 5 to TRW/Stanford Wafer Supply Agreement No. 1A551 between the registrant and TRW Inc. (undated).

10.24(2)	Amended and Restated 1998 Stock Plan and related agreements.

10.25(2)	2000 Employee Stock Purchase Plan and related agreements.

10.26(2)	Sublease between the registrant and Telesensory dated September 5, 1997.

10.27(2)	Lease between the registrant and Arden Realty dated July 30, 1999.

10.28(2)	Lease between the registrant and Aetna Life Insurance Company dated May 26, 1998.

10.29(2)	Sublease between the registrant and Family and Child Guidance Centers dated November 22, 1999.

10.30(2)	Lease between the registrant and Elk Property Management Limited dated November 19, 1999.

10.31(2)	Lease Agreement between the registrant and Aetna Life Insurance Company dated January 14, 2000.

10.32(7)(6)	Foundry Agreement between the registrant and Global Communication Semiconductor, Inc. dated June 22, 2000.

10.33(7)	Loan Agreement between the registrant and Comerica Bank—California dated June 27, 2000.

10.34(4)(6)	Contract Change Notice/Amendment No. 6 to TRW Inc./Sirenza Microdevices Wafer Supply Agreement No. 1A551 between the registrant and TRW Inc. dated January 11, 2002.

10.35(4)	Lease Agreement between the registrant and Aetna Life Insurance Company dated November 27, 2000.

10.36*	Letter Agreement between Vari-L and Asvan Technology, LLC, dated January 25, 2002.

10.37(6)*	Contract Change Notice/Amendment No. 7 to TRW Inc./Sirenza Microdevices Wafer Supply Agreement No. 1A551 between the registrant and TRW Inc. dated January 8, 2003.

10.38*

Industrial Building Lease (Multi-Tenant) for 9365 South McKemy Street, Tempe, AZ, by and between MP 9365 MCKEMY LLC, an Arizona limited liability company, and Xemod, Inc., a California corporation, dated September 2, 1999.

10.39

Series D-1 Preferred Stock Purchase Agreement by and among Global Communication Semiconductors, Inc., the registrant and the parties named therein, dated as of January 4, 2002, and Addendum thereto dated as of March 19, 2002.

10.40	Amended and Restated Investors’ Rights Agreement by and among Global Communication Semiconductors, Inc., the registrant and the parties named therein, dated as of March 19, 2002.

10.41

Right of First Refusal and Co-Sale Agreement by and among Global Communication Semiconductors, Inc., the registrant and the parties named therein, dated as of January 4, 2002, and Amendment thereto dated as of March 19, 2002.

21.1*	Subsidiaries of the registrant.

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Ernst & Young LLP, Independent Auditors.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1).

23.4	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

24.1*	Power of Attorney.

99.1	Form of Proxy for Vari-L Company, Inc.

99.2*	Consent of Green, Manning & Bunch, Ltd.

99.3

Consent of Broadview International LLC (included with opinion attached as Annex F to the proxy statement/prospectus filed as a part of this registration statement and incorporated herein by reference).

*	Previously filed.
(1)	This Exhibit is incorporated by reference to the Current Report on Form 8-K dated September 11, 2002, filed with the Securities and Exchange Commission on September 25, 2002.
(2)	This Exhibit is incorporated by reference to the Registration Statement on Form S-1 for Sirenza, and all amendments thereto, Registration No. 333-31382, filed with the Securities and Exchange Commission on May 18, 2000 and declared effective May 24, 2000.
(3)	This Exhibit is incorporated by reference to the Annual Report on Form 10-K for Sirenza’s fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001.
(4)	This Exhibit is incorporated by reference to the Annual Report on Form 10-K for Sirenza’s fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002.
(5)	This Exhibit is incorporated by reference to the Statement of Beneficial Ownership on Schedule 13D filed by Sirenza with respect to Vari-L, as filed with the Securities and Exchange Commission on October 16, 2002.
(6)	Confidential treatment has been received as to certain portions of this exhibit.
(7)	This Exhibit is incorporated by reference to the Quarterly Report on Form 10-Q for Sirenza’s quarterly period ended July 2, 2000, filed with the Securities and Exchange Commission on August 16, 2000.

(b)    Financial Statement Schedules

(c)    Reports, Opinions or Appraisals

Opinion of Green, Manning & Bunch, Ltd. (attached as Annex C to the proxy statement/prospectus filed as part of this registration statement).

Opinion of Broadview International LLC (attached as Annex F to this proxy statement/prospectus filed as part of this registration statement).

Item 22.    Undertakings

The undersigned Registrant hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(2)    that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(4)    to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the registrant’s registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, California, on March 18, 2003.

SIRENZA MICRODEVICES, INC.

By:	/s/ THOMAS SCANNELL
Name: Thomas Scannell Title: Vice President, Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registrant’s registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Robert Van Buskirk	President, Chief Executive Officer and Director (Principal Executive Officer)	March 18, 2003

/s/ THOMAS SCANNELL Thomas Scannell	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	March 18, 2003

* Gerald Hatley	Chief Accounting Officer and Controller (Principal Accounting Officer)	March 18, 2003

* John Ocampo	Chairman of the Board of Directors	March 18, 2003

* John Bumgarner	Director	March 18, 2003

* Peter Chung	Director	March 18, 2003

* Casimir Skrzypczak	Director	March 18, 2003

*By:	/s/ THOMAS SCANNELL
Thomas Scannell (Attorney-In-Fact)

EXHIBIT INDEX

Exhibit Number	Description
2.1

Asset Purchase Agreement, by and among the registrant, Olin Acquisition Corporation, and Vari-L Company, Inc., dated December 2, 2002 (included as Annex A to the proxy statement/prospectus forming a part of the Registration Statement and incorporated herein by reference).

2.2(1)(6)	Agreement and Plan of Reorganization by and among the registrant, Xavier Merger Sub, Inc. and Xemod Incorporated, dated as of August 15, 2002.

3.1(2)	Restated Certificate of Incorporation of registrant.

3.2(3)	Bylaws of registrant, as amended, as currently in effect.

3.3(4)	Certificate of Ownership and Merger of SMDI Sub., Inc. into Stanford Microdevices, Inc., dated as of September 18, 2001 (effecting corporate name change of registrant to “Sirenza Microdevices, Inc.”).

4.1(2)	Form of registrant’s Common Stock certificate.

4.2(2)	Investors’ Rights Agreement, by and among registrant and the parties named therein, dated as of October 4, 1999.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, together with consent.

10.1(5)	Loan Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.2(5)	Security Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.3(5)	Exclusivity and Right of First Refusal Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.4(5)	Resale Registration Rights Agreement, by and between the registrant and Vari-L Company, Inc., dated October 7, 2002.

10.5(2)	Form of Indemnification Agreement entered into by the registrant with each of its directors and executive officers.

10.6*	Non-competition Agreement, by and between Charles R. Bland and registrant, dated December 2, 2002.

10.7*	Non-competition Agreement, by and between Richard P. Dutkiewicz and registrant, dated December 2, 2002.

10.8*	Non-competition Agreement, by and between Timothy G. Schamberger and registrant, dated December 2, 2002.

10.9*	Non-competition Agreement, by and between Daniel J. Wilmot and registrant, dated December 2, 2002.

10.10*	Offer Letter, by and between Charles R. Bland and registrant, dated December 2, 2002.

10.11*	Offer Letter, by and between Richard P. Dutkiewicz and registrant, dated December 2, 2002.

10.12*	Offer Letter, by and between Timothy G. Schamberger and registrant, dated December 2, 2002.

10.13*	Offer Letter, by and between Daniel J. Wilmot and registrant, dated December 2, 2002.

10.14*	Offer Letter, by and between Richard Clark and the registrant, dated August 20, 2002, and Addendum to Letter Agreement dated January 20, 2003.

10.15*	Offer Letter, by and between Joseph Johnson and the registrant, dated September 4, 2002.

10.16*	Offer Letter, by and between Gerald Hatley and the registrant, dated December 8, 1999.

10.17(2)	Change of Control Severance Agreement dated November 23, 1998 between the registrant and Guy Krevet.

Exhibit Number	Description

10.18(2)	Change of Control Severance Agreement dated December 1, 1998 between the registrant and Gerald Quinnell.

10.19(2)	Offer Letter dated October 22, 1999 between the registrant and Thomas Scannell.

10.20(2)(6)	Services Sale Agreement between the registrant and TRW, Inc. dated August 19, 1998, as amended.

10.21(2)(6)	Foundry Agreement between the registrant and Temic Semiconductor dated September 1, 1999.

10.22(2)(6)	Volume Purchase Agreement between the registrant and Nortel Networks dated September 1, 1999.

10.23(3)(6)	Contract Change Notice Amendment No. 5 to TRW/Stanford Wafer Supply Agreement No. 1A551 between the registrant and TRW Inc. (undated)

10.24(2)	Amended and Restated 1998 Stock Plan and related agreements.

10.25(2)	2000 Employee Stock Purchase Plan and related agreements.

10.26(2)	Sublease between the registrant and Telesensory dated September 5, 1997.

10.27(2)	Lease between the registrant and Arden Realty dated July 30, 1999.

10.28(2)	Lease between the registrant and Aetna Life Insurance Company dated May 26, 1998.

10.29(2)	Sublease between the registrant and Family and Child Guidance Centers dated November 22, 1999.

10.30(2)	Lease between the registrant and Elk Property Management Limited dated November 19, 1999.

10.31(2)	Lease Agreement between the registrant and Aetna Life Insurance Company dated January 14, 2000.

10.32(7)(6)	Foundry Agreement between the registrant and Global Communication Semiconductor, Inc. dated June 22, 2000.

10.33(7)	Loan Agreement between the registrant and Comerica Bank—California dated June 27, 2000.

10.34(4)(6)	Contract Change Notice/Amendment No. 6 to TRW Inc./Sirenza Microdevices Wafer Supply Agreement No. 1A551 between the registrant and TRW Inc. dated January 11, 2002.

10.35(4)	Lease Agreement between the registrant and Aetna Life Insurance Company dated November 27, 2000.

10.36*	Letter Agreement between Vari-L and Asvan Technology, LLC, dated January 25, 2002.

10.37(6)*	Contract Change Notice/Amendment No. 7 to TRW Inc./Sirenza Microdevices Wafer Supply Agreement No. 1A551 between the registrant and TRW Inc. dated January 8, 2003.

10.38*

Industrial Building Lease (Multi-Tenant) for 9365 South McKemy Street, Tempe, AZ, by and between MP 9365 MCKEMY LLC, an Arizona limited liability company, and Xemod, Inc., a California corporation, dated September 2, 1999.

10.39

Series D-1 Preferred Stock Purchase Agreement by and among Global Communication Semiconductors, Inc., the registrant and the parties named therein, dated as of January 4, 2002, and Addendum thereto dated as of March 19, 2002.

10.40	Amended and Restated Investors’ Rights Agreement by and among Global Communication Semiconductors, Inc., the registrant and the parties named therein, dated as of March 19, 2002.

10.41

Right of First Refusal and Co-Sale Agreement by and among Global Communication Semiconductors, Inc., the registrant and the parties named therein, dated as of January 4, 2002, and Amendment thereto dated as of March 19, 2002.

21.1*	Subsidiaries of the registrant.

23.1	Consent of KPMG LLP, Independent Auditors.

Exhibit Number	Description

23.2	Consent of Ernst & Young LLP, Independent Auditors.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1).

23.4	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

24.1*	Power of Attorney.

99.1	Form of Proxy for Vari-L Company, Inc.

99.2*	Consent of Green, Manning & Bunch, Ltd.

99.3

Consent of Broadview International LLC (included with opinion attached as Annex F to the proxy statement/prospectus filed as a part of this registration statement and incorporated herein by reference).

*	Previously filed.
(1)	This Exhibit is incorporated by reference to the Current Report on Form 8-K dated September 11, 2002, filed with the Securities and Exchange Commission on September 25, 2002.
(2)	This Exhibit is incorporated by reference to the Registration Statement on Form S-1 for Sirenza, and all amendments thereto, Registration No. 333-31382, filed with the Securities and Exchange Commission on May 18, 2000 and declared effective May 24, 2000.
(3)	This Exhibit is incorporated by reference to the Annual Report on Form 10-K for Sirenza’s fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 29, 2001.
(4)	This Exhibit is incorporated by reference to the Annual Report on Form 10-K for Sirenza’s fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002.
(5)	This Exhibit is incorporated by reference to the Statement of Beneficial Ownership on Schedule 13D filed by Sirenza with respect to Vari-L, as filed with the Securities and Exchange Commission on October 16, 2002.
(6)	Confidential treatment has been received as to certain portions of this exhibit.
(7)	This Exhibit is incorporated by reference to the Quarterly Report on Form 10-Q for Sirenza’s quarterly period ended July 2, 2000, filed with the Securities and Exchange Commission on August 16, 2000.